Exhibit 99.1

March 28, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –2011 Annual Report

Below please find the Company’s 2011 Annual Report as originally filed in Israel on March 28, 2012, translated into English.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Dear Stakeholders:

2011 was another good year for Gazit-Globe—a period marked by sound financial performance, focused execution, and continued international expansion. With strong performance from each of our subsidiaries, we completed 2011 with a 15% increase in net operating income (NOI), a 13% growth in FFO and a 4.0% growth in same property NOI. Keeping with a tradition started in 1998, we were able to raise our dividend again this year and provided our shareholders a record dividend of about a quarter of a billion NIS.

In the past year we continued to improve the quality of our portfolio. In North America, we divested about 40 non-core shopping center properties, and redeployed capital to acquire prime shopping centers in New York, Boston, Toronto, Montreal, Vancouver, San Francisco, Los Angeles and other major cities. In Europe, with the goal of solidifying and leveraging our platforms in economically robust European regions, we acquired leading shopping centers in strong European capitals such as Stockholm, Warsaw, Prague, and Tallinn.

In December, we listed Gazit on the New York Stock Exchange, the world’s most liquid equity exchange. We believe that with time, the listing in the US will enhance the Group’s access to capital and provide support for future growth.

With a firm belief in the importance of top-quality management at every level, during 2011 we further strengthened our local management teams. We are excited about the new management team at Citycon, which has put forth an aggressive five-year plan to become the Nordic/Baltic region’s leading shopping center operator. In Brazil, our new team is rapidly building our presence in one of the world’s fastest growing economies.

For over 20 years, our determination to focus our investments in stable, investment-grade countries has helped buffer us from downturns, and we are comfortable with the macro-positioning of all our businesses. We continue to benefit from the steady recovery in the US, and from the robust growth of Canada and Brazil. In Europe, owing to our disciplined investment approach, we operate in countries now considered “islands of strength”, such as AAA rated Finland, Sweden and Germany, as well as resilient Poland and the Czech Republic. In fact, with no properties in the GIPSI’s (Greece, Ireland, Portugal, Spain and Italy), it was “business as usual” for our European operations throughout 2011.

As I often say, we are in the “life goes on” business. In times of uncertainty as in good times, people go to the grocery store, or the doctor, and continue to socialize, eat, drink, and shop to fulfill daily needs. In hundreds of communities around the world Gazit provides a place to do just that.

We take great pride in our ability to make a positive contribution, in large and small ways, to the communities we serve. We are committed to being a fair employer to our associates, to provide a satisfying shopping experience for millions of consumers, and to employ environmentally friendly building practices throughout our operations.

With a global platform and improved access to capital, we are well positioned to take advantage of emerging opportunities in new and existing markets. In 2012 we plan to continue to grow and implement our proven strategy of focusing on necessity-driven, resilient assets. We aim to continue to provide attractive returns to our shareholders, to be a great place to work, and a model corporate citizen.

I am personally grateful to our dedicated employees all over the world, and pledge to continue working for the benefit of all of our stakeholders. We believe the future is bright for Gazit-Globe, and thank you for your part in making it happen!

Yours truly,

Chaim Katzman

Periodic Report for 2011

Chapter A – Description of the Company’s Business

Chapter B – Directors’ Report on the State of the Company’s Affairs

Chapter C – Financial Statements as of December 31, 2011

Chapter D – Additional Details about the Company

Chapter E – Separate Financial Statements as of December 31, 2011

Chapter F – Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure

CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS – TABLE OF CONTENTS

Section		Page
1	The Company’s activities and its business development	3-7

2	Investments in the Company’s capital and transactions in its shares in the last two years	8

3	Dividend distributions in the last two years	8-9

4	Financial information concerning the Company’s fields of operation	9-12

5	General environment and the effect of external factors on the Company’s operations	12-14

6	Acquisition, development and operation of shopping centers in the U.S.	14-31

7	Acquisition, development and operation of shopping centers in Canada	31-45

8	Acquisition, development and operation of shopping centers in Northern Europe	45-58

9	Acquisition, development and operation of shopping centers in Central and Eastern Europe	58-70

10	Initiation, development, management and construction of real estate projects	70-77

11	Supplementary activities of the Company that do not comprise a separate segment	78-96

12	Required adjustments at the Group level	97-99

13-28	Issues relevant to all fields of operation of the Group	99-131

2A-

GAZIT-GLOBE LTD

PERIODIC REPORT DESCRIBING THE COMPANY’S BUSINESS

The Company’s operations are described on a consolidated basis, unless explicitly stated otherwise.

A.	Description of the general development of the Company’s business and a summary description of its fields of operation

1.	The Company’s activities and its business development

1.1	Gazit-Globe Group—General

1.1.1

Gazit-Globe Ltd. (the “Company”), through its consolidated subsidiaries[1] (collectively: the “Group”), is the owner, operator and developer of income-producing properties and focuses mainly on the supermarket-anchored shopping center sector. In addition, the Group is engaged in development and construction of real estate projects as well as activities complementary to its core fields of operation.

The Group’s activity includes several fields of operation as follows:

A.	Acquisition, development and management of shopping centers in the United States – activity carried out through the subsidiary Equity One Inc. (“EQY”).

B.	Acquisition, development and management of shopping centers in Canada – activity carried out through the subsidiary First Capital Realty Inc. (“FCR”).

C.	Acquisition, development and management of shopping centers in Northern Europe – activity carried out through the subsidiary Citycon Oyj (“CTY”).

D.

Acquisition, development and management of shopping centers in Central and Eastern Europe – activity carried out through Atrium European Real Estate Limited (“ATR”), a jointly controlled company that is proportionately consolidated by the Company[2].

E.

Initiation, development, management and construction of real estate projects – activity carried out through the consolidated subsidiary Acad Building & Investments Ltd. (“Acad”), a private company that is controlled by the Company (indirectly; 75%)[3]. Acad is the controlling shareholder of U. Dori Group Ltd. (“Dori”).

The Company has additional activities that do not separately meet the quantitative threshold of a field of operation – these activities include the acquisition, development, and management of income-producing properties, mainly supermarket-anchored shopping centers in Israel, Germany and Brazil; acquisition and management of medical office buildings in North America, and acquisition, development, and management of senior housing facilities in the United States. For details, refer to section 11 below.

Furthermore, the Group continues to seek and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields, both in regions where it currently operates and in additional regions.

1.1.2	The Group will be described below according to the fields of operation specified in sections A to E above, unless the information provided is relevant to all fields of operation, in which case it will be presented in a consolidated manner, and unless the information pertains to certain issues that concern the description of the Company itself, in which case it will be stated separately. The data included in the description of each of the investment property-related fields of operation (namely fields A to D above) will be presented according to the principal geographic regions in which the activity in each field is focused, and unless explicitly stated otherwise, the main use of the properties is exclusively commercial.

[1]

Reference to consolidated subsidiaries throughout the report includes, unless stated otherwise, both companies that are fully consolidated by the Company and also jointly controlled companies that are consolidated by the Company according to the proportionate consolidation method.

[2]	Since the end of 2009, the Company consolidates ATR according to the proportionate consolidation method.
[3]

Until April 2011, Acad was jointly controlled and was proportionately consolidated by the Company. Following the purchase of the remaining interests in Acad by the Company, since April 2011 Acad is fully consolidated by it. In June 2011, the Company completed the sale of all the share capital of Acad to Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (75% of the share capital of which are owned by the Company). For details refer to section 1.1.16.

1.1.3	The Company was incorporated in May 1982 and issued its first prospectus in the Tel Aviv Stock Exchange Ltd. (the “Stock Exchange”) in January 1983.

1.1.4	On December 14, 2011, the Company issued a prospectus for the issuance and listing of its shares on the New York Stock Exchange (“NYSE”; the “New York Stock Exchange”), and its shares are since listed both on the Stock Exchange and on the New York Stock Exchange. For details regarding the issuance and listing of the Company’s shares in the U.S., refer to section 2.2 below.

1.1.5	As of December 31, 2011, the Group owns and operates 642 properties with a Gross Leasable Area (“G.L.A.”) of 6.8 million square meters (approximately 73.2 million square feet). These properties comprise 573 shopping centers of different sizes, 14 shopping centers under development, 15 senior housing facilities (encompassing 1,650 units), 28 medical office buildings and 12 other properties. These properties are recorded in the Company’s books at their fair value of NIS 59.3 billion (NIS 70.8 billion assuming full consolidation of jointly controlled companies and the full inclusion of the value of the properties managed by the Group). These properties generate annual rental revenue of NIS 5.5 billion (calculated according to the properties owned and to the currency exchange rates as of December 31, 2011 (NIS 6.5 billion assuming full consolidation of jointly controlled companies and inclusion of all rental revenues from properties managed by the Group) from over 15 thousand lease agreements. In addition, the Group owns additional properties within the framework of its real estate development and construction operation (for additional details, refer to section 10 below). The Company estimates that it is one of the world’s leading manager and developer of supermarket-anchored shopping centers.

1.1.6

The majority of the Company’s properties are neighborhood and community shopping centers leased for commercial use, mainly to supermarket and other retail chains (in addition, the Company own real-estate for future development)[4]. As of December 31, 2011, the Company does not have a principal tenant (as this term is defined in the guideline of the opinion on investment property published by the Israel Securities Authority in January 2011; the “Investment Property Guideline”), and as of that date, the tenant that generates the highest revenue for the Group, out of all its tenants, is Kesco Corp., a leading supermarket chain in Finland, the revenues from which represented 4.2% and 3.5% of the consolidated revenues of the Company in 2010 and 2011, respectively.

1.1.7	In the U.S., the Group operates since 1992, mainly through the subsidiary EQY, a public company listed on the NYSE, that is the owner, operator and developer of income-producing properties, mainly neighborhood and community shopping centers that are anchored by supermarkets or by other retail stores. As of December 31, 2011, the Company owns, directly and indirectly, including through the interests of its subsidiary listed on the Toronto Stock Exchange, Gazit America Inc. (“GAA”), as described below, 43.4% of EQY’s share capital. For details regarding the shareholders’ agreement between the Company and companies controlled by it, and Capital Shopping Centers Group PLC (“CSC”) and Liberty International Holdings Ltd. (“LIH”) (LIH being a subsidiary of CSC) regarding their interests in EQY, refer to section 23.2 below.

1.1.8	In addition, since February 2006, the Group operates in the U.S. through ProMed Properties Inc. (100%) (“ProMed”) in the medical office buildings sector (refer to section 11.4 below). Also, since January 2002 the Group operates in the U.S. through Royal Senior Care (60%) (“RSC”) in the senior housing facilities sector (refer to section 11.8 below). For details regarding the shareholders’ agreement between the Company and a partner in RSC, refer to section 23.4 below.

[4]	The Company also owns unutilized construction rights in income-producing properties (which are not comprised of land), of a non-material volume.

1.1.9	In Canada, the Group operates since 1997, mainly through the subsidiary FCR, a public company listed on the Toronto Stock Exchange (TSX), that is the owner, operator and developer of income-producing properties, mainly neighborhood and community shopping centers that are anchored by supermarkets or by other retail stores, and is one of the leading companies in Canada in this sector. As of December 31, 2011, the Company owns 50.5% of FCR’s share capital. For details regarding the shareholders’ agreement between the Company and Alony-Hetz Properties and Investments Ltd. (“Alony-Hetz”) regarding their interests in FCR, refer to section 23.3 below.

1.1.10	In addition, the Group operates in Canada through the subsidiary GAA, which engages in the medical office buildings sector in Canada. As of December 31, 2011, GAA owns 12.7% of EQY’s share capital. In August 2009, GAA’s shares were distributed as a dividend in kind to FCR’s shareholders (until the distribution date, GAA was a wholly owned subsidiary of FCR). After the said distribution of a dividend in kind, GAA was listed on the Toronto Stock Exchange. As of December 31, 2011, the Company owns 73.1% of GAA’s share capital. For additional details, refer to section 11.5 below.

1.1.11	In Northern Europe, the Group operate, since 2004, mainly through the subsidiary CTY, a public company whose shares are listed on the Helsinki Stock Exchange (“OMX”). CTY is the owner, operator and developer of income-producing properties, mainly neighborhood and community shopping centers and other retail properties of different sizes, and is a market leader in the shopping centers sector in Finland. As of December 31, 2011, the Company owns 48.0% of CTY’s issued share capital.

1.1.12

Since August 2008, following closing of the investment made by the Company together with the fund Citi Property Investors (“CPI”)[5], the Group operates in Central and Eastern Europe mainly through ATR, which is incorporated in the island of Jersey and listed on the Vienna Stock Exchange (“VSE”) in Austria and on the Euronext in Amsterdam, the Netherlands. ATR is the owner, operator and developer of income-producing properties, mainly supermarket-anchored shopping centers of different sizes and other retail stores. Since the end of 2009, ATR’s financial statements are consolidated by the Company according to the proportionate consolidation method. As of December 31, 2011, the Company owns 31.6% of ATR’s issued share capital, and to the best of its knowledge, CPI owns an additional 19.4% of ATR’s capital. For details about the agreements regarding the Company’s investment in ATR and the shareholders’ agreement between the Company and CPI regarding their interests in ATR, refer to section 23.5 below.

1.1.13	Since 2006, the Company operates in the shopping centers sector in Germany through wholly owned subsidiaries (“Gazit Germany”).

1.1.14	Since 2007, the Company operates in the shopping centers sector in Brazil through Gazit Brasil Ltda., a wholly owned subsidiary (“Gazit Brazil”).

1.1.15	Since 2005, the Group has been operating in Israel through the subsidiary Gazit-Globe Israel (Development) Ltd., that engages in the acquisition, development and operation of shopping centers, mainly in Israel but also in Bulgaria and Macedonia. In addition, as of June 2011, Gazit Development owns Acad’s entire share capital, as detailed in section 1.1.16 below (as detailed in section 1.1.16, Acad was previously owned by the Company). The Company owns 75% of Gazit Development’s share capital. For details regarding the agreement between the Company and Gazit Development’s President, Ronen Ashkenazi, who owns the remainder of Gazit Development’s shares, regarding their interests in Gazit Development, refer to section 23.7 below.

1.1.16	Since September 2007, the Company owns Acad, which engages mainly in holding, directly and indirectly, as of December 31, 2011, 73.8% of the share capital and voting rights in Dori, a public company listed on the Stock Exchange that engages mainly in real estate initiation and development as well as in the construction of real estate projects, mainly in Israel and in Eastern Europe, and that is party to a project for the construction of a private power station. For details regarding Dori’s operations, refer to section 10.6 below.

[5]

To the best of the Company’s knowledge, during 2010 CPI's management was transferred from a related corporation of Citigroup Inc. to a related corporation of Apollo Global Real Estate Management LP (“Apollo”).

Until April 2011, the Company owned 50% of the share capital of Acad. Following the implementation of the Buy Me Buy You (“BMBY”) mechanism with its then partners, the Company purchased the remainder of the interests (50%) in Acad, for a consideration of NIS 82 million, and as of that date Acad is fully consolidated by the Company in its financial statements. On June 6, 2011, the Company completed the sale of Acad’s entire share capital to Gazit Development in consideration for NIS 200 million, including NIS 20 million for the assignment of loans that were extended to Acad by the Company.

1.1.17	Since August 2007, the Company has had an investment in a real estate investment fund that operates in India and that is managed by an unrelated third party. For details, refer to section 11.10 below.

1.2	Group structure

The structure of the principal companies in the Group as of December 31, 2011 is provided below (for visual convenience, the structure chart ignores chain holdings through wholly owned subsidiaries):

For information published by the public and private companies including the Company, EQY, FCR, CTY, ATR and GAA, refer to the following websites (however, it is hereby clarified that the information on the said websites does not constitute part of this report, nor is it included by way of referral): www.gazit-globe.com, www.equityone.net, www.firstcapitalrealty.ca, www.citycon.fi, www.aere.com, www.gazitamerica.com, www.promedproperties.com, www.gazit-g.com, www.gazitgermany.de and www.dori.co.il.

(*)	A jointly controlled company, which holds together with CPI, to the best of the Company’s knowledge, approximately 19.4% of the share capital of ATR.

2.	Investments in the Company’s capital and transactions in its shares in the last two years

2.1	On November 4, 2010, the Company issued to the public 15.5 million ordinary shares of NIS 1 par value each, in accordance with a shelf offering report published pursuant to the Company’s shelf prospectus dated May 31, 2010. The gross consideration received by the Company following the offering amounted to approximately NIS 650 million (NIS 42 per share). The controlling shareholder of the Company, Norstar Holdings Inc. (“Norstar Holdings”), participated in the said offering through a wholly owned subsidiary, at a quantity of 2 million shares in the total amount of NIS 83.3 million.

2.2	On December 14, 2011, the Company issued a prospectus for the purposes of listing its shares on the New York Stock Exchange and entered into an underwriting agreement with U.S.-based underwriters headed by Citibank Global Markets Inc. and Deutsche Bank Securities Inc., for the initial public offering of 9 million ordinary shares of par value NIS 1 each of the Company, at a price of U.S.$ 9 per share. In addition, under the underwriting agreement the Company granted the underwriters an option to purchase up to 1.35 million additional shares at the issue price. In accordance with the underwriting agreement, on December 19, 2011 the Company completed the issue of 10.35 million ordinary shares of par value NIS 1 each (including the 1.35 million shares allotted following exercise in full of the aforesaid option) in accordance with the said issuance prospectus. Norstar Holdings purchased in the offering 2.5 million shares, through its wholly owned subsidiary. The gross proceeds received by the Company in the issuance amounted to U.S.$ 93,150 thousand dollars (approximately NIS 350 million).

3.	Dividend distributions in the last two years

3.1	The following table presents summarized data of the dividends distributed by the Company to its shareholders from January 1, 2010 through the publication date of this report:

Date of distribution	Amount (NIS in thousands)
January 5, 2010	49,955 (NIS 0.36 per share)
April 12, 2010	51,369 (NIS 0.37 per share)
July 1, 2010	51,374 (NIS 0.37 per share)
October 4, 2010	51,389 (NIS 0.37 per share)
January 4, 2011	57,115 (NIS 0.37 per share)
April 11, 2011	60,234 (NIS 0.39 per share)
July 4, 2011	60,234 (NIS 0.39 per share)
October 4, 2011	60,241 (NIS 0.39 per share)
December 28, 2011	60,241 (NIS 0.39 per share)

3.2	The balance of distributable profits (in accordance with the profit test as defined in the Companies Law, 1999) as of December 31, 2011 amounted to NIS 3,737 million.

3.3	No restrictions have been imposed on the distribution of dividends by the Company within the framework of its financial liabilities to banks.

3.4	In November 1998, the Company’s Board of Directors adopted a policy of distributing a quarterly cash dividend, pursuant to which the Company announces in the fourth quarter of each year the amount of the minimum dividend it will pay in the four quarters of the coming year. The above is subject to the existence of sufficient distributable income at the relevant dates, and is subject to decisions of the Company, including decisions concerning the appropriation of its profits for other purposes and/or the revision of this dividend distribution policy. In accordance with this policy, in November 2011 the Company announced that beginning in the first quarter of 2012, the quarterly dividend declared would be at least NIS 0.40 per share each quarter and that the dividend for 2012 would therefore be at least NIS 1.60 per share.

3.5	On March 27, 2012 the Board of Directors approved distribution of dividend at a sum of .40 NIS per share.

B.	Other information

4.	Financial information concerning the Company’s fields of operation

Below is a summary of the financial data for each of the Company’s fields of operation (in NIS millions), based on note 39 of the financial statements – Operating Segments Reporting.

4.1	For the year ended December 31, 2011

	Shopping centers in the U.S. (1)	Shopping centers in Canada (2)	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe (3)	Initiation and perform- ance of contractual works	Other segments	Consolidation adjustments (4)	Consolidated
	NIS millions
Field of operation rental income (5)	1,045	1,906	1,081	364	1,258	620	222	6,496

Rental income rate	16%	29%	17%	6%	19%	10%	3%	100%

Field of operation costs	710	766	496	148	1,192	286	(1,770)	1,828

Operating profit (loss) attributable to the Company’s equity holders (4)	139	565	275	219	66	235	1,016	2,515

Operating profit (loss) attributable to non-controlling interests (4)	196	575	310	(3)	—	99	976	2,153

Total assets attributable to the field of operation (6)	11,162	22,650	12,698	4,353	1,883	7,795	6,191	66,732

Total liabilities attributable to the field of operation (7)	203	384	258	182	309	116	45,896	47,348

4.2	For the year ended December 31, 2010

	Shopping centers in the U.S. (1)	Shopping centers in Canada (2)	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe (3)	Initiation and perform- ance of contractual works	Other segments	Consolidation adjustments (4)	Consolidated
	NIS millions
Field of operation rental income (5)	1,065	1,733	971	320	692	506	—	5,287

Rental income rate	20%	33%	18%	6%	13%	10%	0%	100%

Field of operation costs	744	687	441	179	667	246	(1,112)	1,852

Operating profit (loss) attributable to the Company’s equity holders (4)	137	518	252	141	18	181	612	1,859

Operating profit (loss) attributable to non-controlling interests (4)	184	528	278	0	7	79	500	1,576

Total assets attributable to the field of operation (6)	8,142	17,277	11,337	3,425	693	6,153	5,523	52,550

Total liabilities attributable to the field of operation (7)	119	341	165	125	309	135	36,187	37,381

4.3	For the year ended December 31, 2009

	Shopping centers in the U.S. (1)	Shopping centers in Canada (2)	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe (3)	Initiation and performance of contractual works	Other segments	Consolidation adjustments (4)	Consolidated
	NIS millions
Field of operation rental income (5)	1,067	1,499	1,019	—	598	493	4	4,680

Rental income rate	23%	32%	22%	—	13%	10%	—	100%

Field of operation costs	592	644	434	259	598	251	1,183	3,961

Operating profit (loss) attributable to the Company’s equity holders (4)	216	436	279	(259)	(3)	175	(195)	649

Operating profit (loss) attributable to non-controlling interests (4)	259	419	306	—	3	67	(984)	70

Total assets attributable to the field of operation (6)	8,621	15,142	11,882	3,561	624	6,284	5,390	51,504

Total liabilities attributable to the field of operation (7)	176	370	181	164	186	133	37,028	38,238

(1)	The data presented in the table is those that are relevant for the analysis and allocation of resources for the “Shopping centers in the U.S.” segment, based on financial statements prepared in accordance with U.S. GAAP (“EQY’s financial statements”).
(2)	As of January 1, 2011, FCR reports in Canada in accordance with IFRS, and as of this date FCR’s data appear in the segment data in accordance with IFRS. For the purpose of comparative presentation, the 2010 and 2009 data were retroactively adjusted.
(3)	The operating loss of the “Shopping centers in Central and Eastern Europe” segment for 2009 is included in the Company’s losses from associates, since ATR, which was previously reported as an associate, was proportionately consolidated initially at the end of 2009.
(4)	Consolidation adjustments in the operating profit line item include the effect of the adjustments to revenues, as referred to in note 5 below, goodwill amortization and the cancellation of depreciation and amortization expenses recorded in EQY’s Financial Statements. In addition to the aforesaid, the consolidation adjustments include the valuation gains (losses) from investment properties that were not included in the segment reporting, in the amount of NIS 1,803 million, NIS 1,017 million, and NIS (1,922) million for the years 2011, 2010 and 2009, respectively. In addition, these adjustments include general and administrative expenses that are not allocated to segments, in the amount of NIS 203 million, NIS 161 million and NIS 146 million, and other income (expenses), net that is not allocated to segments, in the amount of NIS (48) million, NIS 4 million and NIS 640 million (including gains from negative goodwill) for the years 2011, 2010 and 2009, respectively.

(5)	The Group has no significant inter-segment revenues. Adjustments to segment revenues mainly include revenues that are presented in EQY’s financial statements as revenues from discontinued operations and proportionate consolidation of partnerships in EQY, and additional IFRS adjustments.
(6)	Includes current operating assets, investment property, property under development, non-current land inventory and property, plant and equipment. Consolidation adjustments mainly include available-for-sale securities, deferred taxes, derivatives, goodwill and fair-value adjustments to investment property of EQY.
(7)	Includes operating liabilities, such as suppliers, payables, tenant deposits and leasing fees payable. Consolidation adjustments mainly include deferred taxes, derivative financial instruments and interest-bearing liabilities.

The Company implements International Financial Reporting Standard (“IFRS”) 8 and reports several operating segments, as specified in section 1.1.1 above and in this section 4.

The increase in revenue in 2011, compared to 2010, is mainly due to the initial full consolidation of the results of Acad starting in the second quarter of 2011, as well as an increase in the properties of FCR, EQY and ATR and increase of income from existing properties.

The increase in revenue in 2010, compared to 2009, is mainly due to the initial proportionate consolidation of ATR’s activity, the increase in FCR’s properties, and the fall in the average exchange rate of the U.S. Dollar and the Euro against the New Israeli Shekel, which was offset by an increase in the exchange rate of the Canadian Dollar against the New Israeli Shekel.

The increase in operating profit attributable to the Company’s equity holders in 2011, compared to 2010, is due mainly to the increase in revenue as aforesaid, as well as to an increase in the fair value of investment property, that was higher in 2011 than in 2010.

The increase in operating profit attributable to the Company’s equity holders in 2010, compared to 2009, is due mainly to the aforesaid increase in revenues, as well as to an increase in the fair value of investment property and investment property under development in 2010, compared to a decrease in the fair value thereof in 2009.

For details regarding the changes in each of the aforesaid parameters in the years 2011 and 2010, refer to the Directors’ Report.

5.	General environment and the effect of external factors on the Company’s operations

5.1	The income-producing properties field is inherently exposed to developments in the business-economic environment. Accordingly, factors such as changes in consumer preferences, changes in consumer spending power, changes in interest rates, fluctuations in inflation rates, as well as other factors, can affect the ability of property tenants to meet their commitments to the Group and, consequently, the ability of the Group to continue renting out its properties at the same rent levels. For details concerning risk factors that affect the Group’s operations, refer to section 28 below.

In light of the fact that the Group operates in geographical regions having different market characteristics and different macro-economic environments, the market characteristics and the macro-economic environment that may be relevant to the Group’s operations in each of the main countries in which it operates and with respect to each of its fields of operation, will be specified within the framework of the description of each field of operation (refer to sections 6.4, 7.4, 8.3, 9.4, 11.1.3, and 11.2.2 in this report below). It should be emphasized that the market characteristics and the macro-economic environment do not necessarily directly affect the Company’s results in the immediate term.

5.2	The implications of the economic crisis that began in 2007 for the markets in which the Group operates have led, inter alia, to a certain adverse effect, which is not material, on cash flows from the Group’s properties and to an increase in cash flow cap rates; these factors have led to a decline in the fair value of the Group’s properties in 2008 and 2009. During 2010 and in the beginning of 2011, the effects of the crisis which began, as aforesaid, in 2007, became more moderate. Nonetheless, we are now witnessing increasing volatility and uncertainty in the global financial markets, the origins of which apparently lie in the economic unrest prevailing in Europe and in the eurozone. The effect of the aforesaid volatility and uncertainty is seen, as of the date of approval of the financial statements, mainly in the share prices of European companies (many of which have been trading for a while now at less than the value of the their equity), and in the ability of these companies to raise capital.

As of December 31, 2011 and as of the date of approval of the financial statements, the crisis is still having localized effects on the operating results of certain Group companies and has a certain adverse, but not material, effect on the cash flows from the properties of those companies. In 2011, the Company reports an increase in the occupancy rates in the Group’s properties and in the average rent rates, and the absence of significant delays in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing its current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved credit facilities (as described in section 19 below). On the other hand, the uncertainty and the credit crunch in Europe have created for the Group a number of opportunities for the acquisition of attractive properties, which were ceased upon by the Group’s European subsidiaries in 2011.

Notwithstanding the aforesaid, a renewed worsening of the global financial crisis, as witnessed in past months, may affect the Group’s operations, its results and its financial position, in the event of a decline in its operating results and cash flows as well as a decline in the share value of the public Group’s companies. It may also cause a decline in the fair value of the Group’s investment property, investment property under development and property, plant and equipment, and its potential financing sources could become limited and/or their cost could increase.

5.3	Entry barriers

The Company believes that the entry barriers in its fields of operation are as specified below:

5.3.1	Commencing operations in urban areas, either by constructing shopping centers or by acquiring existing centers, requires financial and financing capabilities which necessitate, mostly, having sizeable equity.

5.3.2	Entry into these fields of operation demands expertise and experience, primarily in the retail real estate sector, but also in the realm of financing. Additionally, property management and operating costs are influenced by the quantity of properties managed, and the operation and management of single centers constitutes a relatively significant drawback when compared to asset management in the volume of the Group’s operations.

5.3.3	The Group’s fields of operation are characterized by its leases with anchor tenants, primarily major retail chains. Usually, a landlord who owns a large number of properties has an advantage when it comes to entering into leases and in relationships with large anchor tenants.

5.4	Exit barriers

Considering the character of the Group’s properties and operations, exiting its fields of operation would not be flexible and would depend on the ability to sell the properties, which could take a substantial amount of time, and usually depends on the market.

5.5	Property acquisition criteria

The principal criteria guiding the Group when assessing the investment opportunities it encounters are as specified below:

5.5.1	The location of the property, including access roads, its visibility and the availability of parking spaces in the property and around it;

5.5.2	The value of the land, the environmental conditions, and the potential for increasing their value;

5.5.3	Economic, demographic, and regulatory aspects, together with other conditions, at both a local and a regional level;

5.5.4	Existing or expected proceeds per square meter compared to the accepted sector norms;

5.5.5	Aspects of competition from similar properties, including the likelihood of future competition and/or entry barriers for competitors;

5.5.6	Forecasts of the cash flows from the property and the potential for increasing these over time, the terms of the lease contracts, including the present rental revenues compared to market conditions and the potential to increase rental revenues through re-leasing;

5.5.7	The ratio of the expected yield from the property to the cost of capital, and an assessment of the risks that are likely to be encountered in achieving this yield;

5.5.8	The tenant mix in the property and in the area, their financial soundness and their position as market leaders;

5.5.9	The level of demand and the supply of properties of a similar class in the area;

5.5.10	Assessment of the existing and anticipated supply of commercial real estate in the region of operation, in relation to the growth in the local population and in its purchasing power (“retail density”);

5.5.11	The possibility of expanding/renovating the property or to re-tenant it in such a manner as to increase the potential earning capacity of the property;

5.5.12	The operating profit of the property and the increase potential ;

5.5.13	The success of similar investments in the area.

5.6.	Property disposal criteria

The principal criteria guiding the Group when assessing the disposal of properties are as specified below:

5.6.1	Failure to meet the Group’s criteria for the acquisition of properties, as specified in section 5.5 above, including lack of fit of these properties to the Company’s core activity, in terms of their character and location (“non-core assets”);

5.6.2	Exhaustion of the improvement potential of the property;

5.6.3	Realization of real estate opportunities in a specific region;

5.6.4	Freeing of capital for additional activities of the Group by entering into joint ventures with third parties;

5.7.	Legislative restrictions and competition structure

For details about legislative restrictions applying to the Group, refer to section 22 below; for details about the structure of the competition in the fields of operation, refer to section 14 below.

C.	Description of the Company’s fields of operation

6.	Acquisition, development and management of shopping centers in the U.S.

6.1	General

6.1.1	In the U.S., the Group operates mainly through its subsidiary EQY, a public company listed on the NYSE that is the owner, operator and developer of income-producing properties, mainly neighborhood and community shopping centers that are anchored by supermarkets or by other retails stores.

EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida, Atlanta and Louisiana,, in the northeastern United States, mainly in Boston, Massachusetts, Connecticut and in New York State, and on the West Coast, mainly in California (for additional details, refer to section 6.2.1 below). EQY owns 164 income-producing properties (157 shopping centers of different sizes and 7 other properties6), with a G.L.A. of 1.8 million square meters (approximately 17.2 million square feet), one shopping center under development and plots of land for future development.

[6]	These other properties include mainly office, residential and medical office buildings.

In addition, EQY partly owns, through joint ventures (10%/20%)7, and manages 13 shopping centers in the U.S., with a G.L.A. of 177 thousand square meters (approximately 1.9 million square feet).

6.1.2

As of December 31, 2011, the Company owns directly and indirectly (including through the subsidiary GAA) 43.4% of EQY’s share capital and 42.1% of the voting rights in it through GAA’s interests in EQY. For the shareholders’ agreement between the Company and LIH (that, to the Company’s best knowledge, owns 3.6% of EQY’s share capital and 12.3% of the voting rights in it, as of December 31) regarding their interests in EQY, refer to section 23.2 below[8].

6.1.3	EQY is a REIT (Real Estate Investment Trust) for U.S. tax purposes (for details, refer to note 25.b of the financial statements).

6.1.4	At most of the shopping centers it owns, EQY rents space to tenants that are defined as anchor tenants, and that are usually supermarket chains or other retail chains. Renting out premises to such anchor tenants is advantageous for the following reasons: they attract customers to the shopping center, their leases are for long periods, they are usually financially sound, they are market leaders, and they have large advertising budgets at their disposal. The rent per square meter paid by anchor tenants is considerably lower than the rent per square meter paid by other tenants.

6.1.5	According to most of the agreements signed between EQY and its tenants, tenants are required to pay, in addition to the fixed rent for the premises they rent, a pro rata payment to cover tax expenses, various insurance costs and maintenance costs for common areas in the property. In some of the lease agreements, the rent is determined also based on a certain percentage of the revenues turnover of the property’s tenant; however, this component does not represent a material share of EQY’s total rental revenues. In addition, most tenants are required to pay directly for various services, where in some cases EQY pays for these services and the tenants transfer the required payment to EQY.

6.2	Material transactions and changes in business activity

6.2.1	In 2010, EQY increased its interests in Dim Vastgoed NV (“DIM”) , a company incorporated in the Netherlands, whose shares were listed on the Euronext Stock Exchange, in Amsterdam, the Netherlands until August 2010 (and that is consolidated by EQY in its financial statements since January 2009). The aforesaid increase of interests in DIM was effected, inter alia, through a purchase offer made by DIM for shares in DIM in July 2010, through the exercise of its rights to purchase additional shares from another shareholder of DIM in return for shares in EQY pursuant to an agreement signed between the parties in January 2009, and through purchases made on the stock exchange. As of December 31, 2011, EQY owns 97.8% of DIM’s share capital.

[7]

EQY is a partner in a joint venture with Global Retail Investors, LLC (that to the best of the Company's knowledge was established by a related company of First Washington Realty Inc. and the pension and health fund of the employees of the State of California), and in another joint venture with DRA Advisors, for investment in shopping centers in the U.S., such that EQY has a 10% and 20% stake in each of the joint ventures, respectively, and the remainder is owned by its aforesaid partners. EQY manages the properties owned by each of the joint ventures in return for management fees.

[8]

On January 9, 2011, the Company (and its wholly owned subsidiaries) entered into a shareholders’ agreement with Alony-Hetz (and its wholly owned subsidiaries) regarding their holdings in EQY (this agreement replaced a previous agreement between the parties). According to the provisions of this agreement, following a decline in Alony-Hetz's interests in EQY's shares below the threshold set in the agreement, on June 26, 2011 the said agreement expired.

6.2.2

On January 4, 2011, EQY closed an agreement for the acquisition of C&C (US) No. 1, Inc. (“Capco”) through a joint venture (the “Joint Venture”) with LIH, pursuant to an agreement dated May 24, 2010 that was amended on November 8, 2010. On the date of closing the transaction, Capco owned 13 income-producing properties in California, with a G.L.A. of 240 thousand square meters (approximately 2.6 million square feet) comprising shopping centers, offices, residential apartments and medical offices. At the transaction closing date, LIH transferred the entire share capital of Capco to the Joint Venture, and in return was allotted approximately 11.4 million units in the Joint Venture (conferring approximately 22% of the rights in the Joint Venture), which are convertible into approximately 11.4 million EQY ordinary shares (subject to certain adjustments) or into cash, at the discretion of EQY. In parallel, EQY was allotted approximately 78% of the rights in the Joint Venture, comprising 70% class A shares and 100% class B shares of the Joint Venture, against EQY’s issuance of a U.S.$ 600 million promissory note to the Joint Venture. The class B shares were issued as part of a mechanism created to ensure that EQY receive the yield set for the transaction. LIH was also allotted 4.1 million ordinary EQY shares and one series A share in EQY, voting of which confers, subject to certain restrictions, voting rights on LIH in EQY according to its holdings of units in the Joint Venture, which was converted in June 2011 by LIH into 10,000 ordinary shares of EQY in accordance with its terms, in return for the assignment of Capco debentures in an amount of approximately U.S.$ 67 million in favor of EQY. Furthermore, a mortgage-secured debt in the amount of approximately U.S.$ 243 million (which does not include a debt in the amount of U.S.$ 84.3 million which EQY repaid in full concurrent with the closing of the transaction), which bears annual weighted interest at a rate of 5.7%, was assigned to the Joint Venture within the framework of the transaction. Following the closing of the transaction, CSC owned 3.85% of EQY’s share capital and 13.16% of its voting rights (as of December 31, 2011, CSC owned 3.61% of EQY’s share capital and 3.57% of its voting rights)[9].

Concurrent with the parties entering into the investment agreement, the Company and its subsidiaries entered into a shareholders’ agreement with LIH and CSC, its parent company, as specified below in section 23.2.

For details of the restatement of the Company’s interim financial statements as of June 30, 2011 and for the six-month period then ended and as of March 31, 2011 and for the three-month period then ended, following correction of the error in EQY’s financial statements comprising a decrease in the negative goodwill profit against an increase in rights that do not confer control, made due to an error in the calculation of the fair value of the units in the Joint Venture allotted to LIH, refer to note 9c of the financial statements.

6.2.3	In May 2011, EQY sold two properties to a joint venture established with the New-York State Common Retirement Fund, in consideration for U.S.$ 39.4 million. EQY owns 30% of the joint venture (the remainder is owned by the said partner) and manages its properties.

6.2.4	In December 2011, EQY completed a transaction with Blackstone Real Estate Partners VII for the strategic sale of 36 shopping centers located in Atlanta, Tampa and Orlando markets, with additional properties located in North Carolina, South Carolina, Alabama, Tennessee and Maryland, with a total area of approximately 360 thousand sq.m. for the total consideration of approximately U.S.$ 473 million. The properties sold are pledged to secure loans, the principal balance of which on the transaction date (September 2011) amounted to approximately U.S.$ 177 million. For details refer to note 12e of the financial statements.

[9]	In March 2012, LIH completed the sale of 4 million shares in EQY.

6.3	Summary results of operation[10]

Following are the summary results of operations in the field of operation for the years ended December 31, 2011, 2010 and 2009 (in NIS thousands and in U.S.$ thousands):

	For the year ended December 31
	2011	2010	2009	2011	2010	2009
	In NIS thousands			In U.S.$ thousands
Total rental income (consolidated)	1,266,386	1,065,123	1,071,030	353,735	285,358	272,292

Losses from revaluations (consolidated)	(19,181)	(174,339)	(1,385,274)	(6,234)	(46,570)	(364,609)

Operating profit (consolidated)	805,670	414,105	(788,287)	223,983	110,943	(200,409)

Same property NOI (consolidated)[11]	463,250	477,328	—	129,467	127,868	—

Same property NOI (Company’s share)	191,643	206,101	—	53,560	55,211	—

Total NOI (consolidated)	905,861	767,771	767,121	253,005	207,667	195,028

Total NOI (Company’s share)	375,033	330,337	337,068	104,812	88,501	85,694

[10]	The data provided in this section are as stated in the Company’s consolidated financial statements (and not in EQY’s financial statements, which are reported in accordance with U.S. GAAP).
[11]

In this report, “same property NOI” means the NOI amount obtained from investment properties during the two-year period ended December 31, 2011, provided no material physical changes were made to these properties during the period.

6.4	Economic data regarding geographic regions

6.4.1	The table below provides the macro-economic characteristics[12] of EQY’s main operating regions in the U.S. (in U.S.$):

	U.S.			Florida
	As of December 31
Macro-economic parameters	2011	2010	2009	2011	2010	2009
Gross domestic product (PPP)	U.S.$ 15,065 billion	U.S.$ 14,527 billion	U.S.$ 14,119.1 billion	U.S.$ 769.8 billion	U.S.$ 747.7 billion	U.S.$ 737 billion
GDP per capita (PPP)	U.S.$ 48,147	U.S.$ 46,860	US$ 45,934	U.S.$ 40,392	U.S.$ 40,031	US$ 39,758
GDP growth rate (PPP)	3.71%	4.22%	(1.74%)	2.96%	1.45%	(3.40%)
GDP growth rate per capita (PPP)	2.75%	3.33%	(2.59%)	0.90%	0.69%	(2.30%)
Inflation rate	2.99%	1.65%	1.94%	2.4	1.3%	2.90%
Nominal yield on long-term government debt[13]	1.89%	3.3%	3.85%	2.85%	3.92%	3.74%
Rating of long-term government debt[14]	AA+/Aaa	AAA/Aaa	AAA/Aaa	Aa1	Aa1	Aa1
Exchange rate of NIS to U.S.$ as of December 31[15]	3.808	3.549	3.775	—	—	—
Unemployment rate[16]	9.1%	9.6%	9.2%	9.9%	11.1%	11.3%

6.4.2	Additional macro-economic data

In 2011, the economic situation in most of the markets EQY operates in improved, however macro-economic challenges, including high unemployment rate adversely affect many of EQY’s tenants. Most of EQY’s shopping centers have anchor tenants that sell consumer goods (such as supermarkets, pharmacies and discount chain stores), and that are therefore less sensitive to economic cycles. However, other tenants, mainly small stores, are more sensitive to economic cycles due to their increased exposure to decline in sale volumes and reduced access to capital, and, accordingly requested that their lease terms be adjusted, while others were forced to discontinue their operations.

For additional details of the global financial crisis, refer to section 5.2 above.

[12]

Unless stated otherwise, the data provided in the table are based on publications of the International Monetary Fund (“IMF”) (World Economic Outlook Database, September 20, 2011), data from Enterprise Florida, Inc. (www.eFlorida.com) as of the third quarter of 2010 and 2011, and the U.S. Bureau Of Labor Statistics publication dated August 18, 2011, which refers to the first half of 2011.

[13]

According to the U.S. Department of the Treasury, with respect to debentures for a 10-year period (www.treasury.gov), and according to Bloomberg with respect to Florida’s government debentures for a 30-year period.

[14]	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
[15]	OandA (www.oanda.com).
[16]	According to US Department of Commerce data (www.bls.gov).

6.5	Aggregate data about the field of operation

The tables below provide data about EQY’s income-producing properties as of December 31, 2010 and 201117.

The said data do not include details of properties owned by joint ventures, as referred to in section 6.5 above, however they do include data pertaining to the other properties detailed in section 6.1.1 above.

6.5.1	G.L.A. of income-producing properties

The following table provides details about the G.L.A. of EQY’s income-producing properties as of December 31, 2011 and December 31, 2010 (in square meter thousands):

		As of December 31
Region	Total G.L.A. of income- producing properties	2011		2010
			As a percentage of total property G.L.A.		As a percentage of total property G.L.A.
South Florida	Consolidated	526	29.1%	549	28.8%
	Company’s share	242		237
Southeastern U.S. (excluding South Florida)[18](*)	Consolidated	840	46.5%	1,183	62%
	Company’s share	393		509
Northeastern U.S.[19]	Consolidated	174	9.6%	141	7.4%
	Company’s share	74		61
West Coast[20](**)	Consolidated	266	14.8%	34	1.8%
	Company’s share	90		14
Total	Consolidated	1,806	100%	1,907	100%
	Company’s share	799		821

(*)	The G.L.A. in the Southeastern U.S. decreased in 2011 following the sale of properties in December 2011, as detailed in section 6.2.3 below.
(**)	The G.L.A. in the West Coast increased in 2011 following the acquisition of Capco in January 2011, as detailed in section 6.2.2 above.

[17]

The data provided in this section with regard to EQY are as stated in the Company’s consolidated financial statements (and not in EQY’s financial statements, which are reported in accordance with U.S. GAAP); however, they are denominated in the functional currency of the field of operation (U.S.$).

[18]	The reference to Southeastern U.S. in this section includes EQY’s properties in Alabama, Georgia, South Carolina, North Carolina, Louisiana, Tennessee, Mississippi and North Florida.
[19]	The reference to Northeastern U.S. in this section includes EQY’s properties in New York State, Massachusetts, Connecticut, Maryland and Virginia.
[20]	The reference to the West Coast in this section includes EQY's properties in California and Arizona, which were acquired in December 2010.

6.5.2	The fair value of income-producing properties

The table below provides data about the value of EQY’s income-producing properties as of December 31, 2011 and December 31, 2010 (in US$ thousands):

		As at December 31
Region	Fair value of income- producing properties	2011		2010
			As a percentage of total property value		As a percentage of total property value
South Florida	Consolidated	1,016,015	31.8%	1,014,231	36.9%
	Company’s share	474,987		437,334
Southeastern U.S. (excluding South Florida)	Consolidated Company’s share	852,795 398,781	26.7%	1,308,559 562,308	47.6%
Northeastern U.S.	Consolidated	545,885	17.1%	368,550	13.4%
	Company’s share	234,209		158,937
West Coast	Consolidated	777,154	24.4%	58,110	2.1%
	Company’s share	289,167		23,213
Total	Consolidated	3,191,915	100%	2,749,450	100%
	Company’s share	1,397,144		1,181,792

6.5.3	NOI

The table below provides data about EQY’s NOI for 2011, 2010 and 2009 (in U.S.$ thousands):

Region	NOI	2011		2010		2009
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
South Florida	Consolidated	70,980	28%	69,891	32.9%	67,301	33.6%
	Company’s share	29,438		29,344		29,529
Southeastern U.S. (excluding South Florida)	Consolidated Company’s share	104,433 43,214	41.3%	109,309 46,933	53.4%	111,448 48,910	58%
Northeastern U.S.	Consolidated	27,788	11%	28,415	13.7%	16,279	8.4%
	Company’s share	11,533		12,204		7,255
West Coast	Consolidated	49,804	19.7%	52	—	—	—
	Company’s share	20,650		20		—
Total	Consolidated	253,005	100%	207,667	100%	195,028	100%
	Company’s share	104,835		88,501		85,694

6.5.4	Revaluation gains (losses)

The table below provides data about revaluation gains (losses) for 2011, 2010 and 2009 (in U.S.$ thousands):

Region	Revaluation gains (losses)	2011			2010			2009
				As a percentage of the total property NOI			As a percentage of the total property NOI			As a percentage of the total property NOI
South Florida	Consolidated	10,129		(58.6%)	13,965		(30.4%)	(161,350)		47.3%
	Company’s share	4,230			6,144			(72,667)
Southeastern U.S. (excluding South Florida)	Consolidated Company’s share	(58,483 (24,116	) )	338.1%	(69,181 (29,669	) )	150.6%	(181,744 (74,993	) )	53.3%
Northeastern U.S.	Consolidated	(4,301)		24.9%	9,264		(20.2%)	1,682		(0.6%)
	Company’s share	(1,750)			3,892			1,366
West Coast	Consolidated	35,356		(204.4%)	—		—	—		—
	Company’s share	14,518			—			—
Total	Consolidated	(17,299)		100%	(45,952)		100%	(341,412)		100%
	Company’s share	(7,118)			(19,633)			(146,234)

6.5.5	Average rent per square meter

The table below provides data about EQY’s average monthly rent21 per square meter for 2011 and 2010 (in U.S.$):

Region	For the year ended December 31
	2011			2010
	Average rent	Minimum rent	Maximum rent	Average rent		Minimum rent	Maximum rent
South Florida	17.03	3.57	41.99	16.83		7.91	34.98
Southeastern U.S. (excluding South Florida)	12.01	4.05	23.88	12.37		2.20	26.09
Northeastern U.S.	22.11	9.56	38.72	22.14		8.96	46.14
West Coast	27.87	15.40	44.37	19.76	*	—	—

*	The datum refers to the average rent in December 2010, when EQY completed the acquisition of these properties.

[21]

In this report, “average rent” means the total income from a property during the period (including rent, parking fees, management fees, etc., and excluding income arising from the revaluation of properties or their sale), divided by the average G.L.A. in square meters rented out in the property in that period, excluding parking spaces.

6.5.6	Average rent per square meter in agreements entered into in the period

The table below provides data about the average monthly rent per square meter, as reflected from agreements entered into by EQY in 2011 and in 2010 (in U.S.$):

Region	For the year ended December 31
	2011			2010
	Average rent	Minimum rent	Maximum rent	Average rent	Minimum rent	Maximum rent
South Florida	15.42	7.62	42.75	12.27	6.50	44.01
Southeastern U.S. (excluding South Florida)	10.46	0.72	31.72	9.28	3.14	29.93
Northeastern U.S.	14.84	11.21	22.42	14.01	—	—
West Coast	25.79	9.19	60.48	—	—	—

6.5.7	Average occupancy rates

The table below provides data about EQY’s occupancy rates as of December 31, 2011, and average occupancy rates for each of the years 2011 and 2010:

Region	As of December 31, 2011	For the year ended December 31, 2011(*)	For the year ended December 31, 2010)
South Florida	91.0%	91.2%	91.4%
Southeastern U.S. (excluding South Florida)	88.1%	87.9%	87.4%
Northeastern U.S.	98.5%	98.2%	98.3%
West Coast	91.9%	91.7%	72	%(**)

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.
(**)	Since the acquisition of the properties was completed in December 2010, the data refers to occupancy rates on December 31, 2010.

6.5.8	Number of income-producing properties

The table below provides data about the number of EQY’s income-producing properties as of December 31, 20110 and as of December 31, 2010:

Region	As of December 31
	2011	2010
South Florida	50	53
Southeastern U.S. (excluding South Florida)	84	118
Northeastern U.S.	16	12
West Coast	14	3
Total	164	186

(*)	The decrease in the number of properties in this region is due to the transaction described in sectin 6.2.3 below.

6.5.9	Average yields

The table below provides data about the EQY’s actual average yields as of December 31, 2011 and as of December 31, 2010 (based on property value at the end of the year):

Region	As of December 31,
	2011	2010
South Florida	6.53%	6.98%
Southeastern U.S. (excluding South Florida)	8.53%	8.13%
Northeastern U.S.	6.10%	6.85%
West Coast	6.44%	—

6.6	Expected rental income from lease agreements entered into(*)(**)

	Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)(***)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2012	Quarter 1	223,002		145	80
	Quarter 2	214,146		120	43
	Quarter 3	210,189		128	39
	Quarter 4	207,583		122	46
	2013	757,814		410	158
	2014	646,836		425	188
	2015	532,853		285	160
	2016 and thereafter	1,951,703		657	696
	Total	4,744,126		2,292	1,410

(*)	The person in the Company who is responsible for making operational decisions does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. The data therefore assume non-exercise of tenant option periods.
(**)	The properties do not include the other properties as detailed in section 6.1.1, proportionately consolidated properties owned by partnerships and properties under redevelopment.
(***)	The Company does not have information about its expected revenue from variable components in the lease agreements. As aforesaid in section 6.1.5 above, based on the majority of the agreements between EQY and its tenants, the tenants undertake to pay also a pro rata share of the property expenses, which in 2011 and 2010 represented 27.0% and 27.2%, respectively of EQY’s total revenues. In addition, in the majority of the agreements, the rent is determined based also on a certain percentage of the revenue turnover of the property’s tenant, which in 2011 and 2010 represented 1.2% and 0.8%, respectively, of EQY’s total revenues.

6.7	Aggregate data about properties under construction in the field of operation

The table below provides aggregate data about EQY’s investment properties that were classified as properties under construction in the Company’s financial statements22:

Region	Parameters	For the year ended December 31
		2011	2010	2009
South Florida	There are no properties under construction during these periods
Southeastern U.S. (excluding South Florida)	Number of properties under construction at the end of the period	—	—	2
	Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	—	—	10
	Total costs invested in the current period (consolidated) (in U.S.$ thousands)	—	—	3,525
	The amount at which the properties are stated in the financial statements at the end of the period (in U.S.$ thousands)	—	—	15,200
	Construction budget during the subsequent period (estimate) (consolidated) (in U.S.$ thousands)	—	—	155
	Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in U.S.$ thousands)	—	—	516
	Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	—	—	65.1%
	Expected annual revenue (estimate) (consolidated) (in U.S.$ thousands)	—	—	1,805
Northeastern U.S.	Number of properties under construction at the end of the period	1	1	—
	Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	31	30	—
	Total costs invested in the current period (consolidated) (in U.S.$ thousand)	39,349	5,062	—
	The amount at which the assets are stated in the financial statements at the end of the period (in U.S.$ thousands)	102,500	31,400	—
	Construction budget during the subsequent period (estimate) (consolidated) (in U.S.$ thousands)	64,758	38,113	—
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in U.S.$ thousands)	71,844	88,848	—
	Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	56.4%	Not signed yet	—
	Expected annual revenue (estimate) (consolidated) (in U.S.$ thousands)	16,704	—	—
West Coast	There are no properties under construction during these periods

[22]	The reference to “properties under construction” does not include properties under redevelopment, which are referred to within the framework of income- producing properties.

6.8	Aggregate data about plots of land in the field of operation

The table below provides aggregate data about EQY’s plots of land (that are classified in the Company’s financial statements as investment property):

Region	Parameters	For the year ended December 31
		2011	2010
South Florida	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	6,200	6,900
	The total area of plots of land at the end of the period (in square meter thousands)	67	65
	Total construction rights on land, according to approved plans (in square meter thousands)	71
Southeastern U.S. (excluding South Florida)	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	17,350	25,175
	The total area of plots of land at the end of the period (in square meter thousands)	609	882
	Total construction rights on land, according to approved plans (in square meter thousands)	71	71
Northeastern U.S.	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	—	—
	The total area of plots of land at the end of the period (in square meter thousands)	—	—
	Total construction rights on land, according to approved plans (in square meter thousands)
West Coast	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	7,350	—
	The total area of plots of land at the end of the period (in square meter thousands)	117	—
	Total construction rights on land, according to approved plans (in square meter thousands)

6.9	Acquisition and sale of properties

The table below provides data about properties sold and acquired by EQY in each of the years 2011, 2010 and 2009:

Region			For the year ended December 31
			2011	2010	2009
South Florida	Properties sold	Number of properties sold during the period	6	3 plots of land	one plot of land
		Proceeds from properties sold during the period (consolidated) (in U.S.$ thousands)	90,723	2,826	7,021
		Area of properties sold during the period (consolidated) (in square meter thousands)	49	1	3
		NOI of properties sold (consolidated) (in U.S.$ thousands)	4,571	—	—
		Loss recorded from the sale of properties (consolidated) (in U.S.$ thousands)	(635)	(107)	(294)
	Properties acquired	Number of properties acquired during the period	3	6	4
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	67,812	67,370	68,574
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	3,426	4,431	4,429
		Area of properties acquired during the period (consolidated) (in square meter thousands)	24	31	39
Southeastern U.S. (excluding South Florida)	Properties sold	Number of properties sold during the period	37	2 plots of land	1 income- producing property 6 plots of land
		Proceeds from the realization of properties sold during the period (consolidated) (in U.S.$ thousands)	414,747	1,852	9,469
		Area of properties sold during the period (consolidated) (in square meter thousands)	363	24	11
		NOI of properties sold (consolidated) (in U.S.$ thousands)	31,728	—	95
		Loss recorded from the sale of properties (consolidated) (in U.S.$ thousands)	(6,299)	(255)	(282)
	Properties acquired	Number of properties acquired during the period	—	1 income- producing property	17 income producing properties(**)
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	—	19,812	312,235
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	—	1,426	24,974
		Area of properties acquired during the period (consolidated) (in square meter thousands)		14	198

Region			For the year ended December 31
			2011	2010	2009
Northeastern U.S.	Properties sold	Number of properties sold during the period	1	—	—
		Proceeds from the realization of properties sold during the period (consolidated) (in U.S.$ thousands)	14,322	—	—
		Area of properties sold during the period (consolidated) (in square meter thousands)	9	—	—
		NOI of properties sold (consolidated) (in U.S.$ thousands)	1,620	—	—
		Loss recorded from the sale of properties (consolidated) (in U.S.$ thousands)	(209)	—	—
	Properties acquired	Number of properties acquired during the period	5	2 income- producing properties	2 income- producing properties 1 plot of land
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	191,617	55,321	148,513
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	9,494	5,103	11,742
		Area of properties acquired during the period (consolidated) (in square meter thousands)	42	20	134
West Coast	Properties sold	Number of properties sold during the period	4	—	—
		Proceeds from the realization of properties sold during the period (consolidated) (in U.S.$ thousands)	191,039	—	—
		Area of properties sold during the period (consolidated) (in square meter thousands)	61	—	—
		NOI of properties sold (consolidated) (in U.S.$ thousands)	6,306	—	—
		Loss recorded from the sale of properties (consolidated) (in U.S.$ thousands)	(1,900)
	Properties acquired	Number of properties acquired during the period	16	3 income- producing properties	—
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	816,797	58,038	—
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	46,746	(*)—	—
		Area of properties acquired during the period (consolidated) (in square meter thousands)	379	34	—

(*)	The said properties were acquired in December 2010.
(**)	Including the properties owned by DIM, which has been consolidated by EQY in its financial statements since January 2009, as specified in section 6.2.1 above.

GAZIT-GLOBE LTD. - CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS

6.10 Material investment properties

The table below provides details of material investment property of EQY(*)(**)

Property name and characteristics				Information item
															Additional assumptions underlying the appraisal
				Carrying value at the end of the period (consolidated) (in NIS thou-sands)	Fair value at the end of the period (in EUR thousands)	Rental revenues during the period (consolidated) (in EUR thousands)	Actual NOI during the period (consolidated) (in EUR thousands)	Rate of return	Adjusted rate of return	Revaluation gains (losses) (in EUR thousands)	Occupancy rate at the end of the period	Average rent for the year per square meter (in EUR)	Appraiser	Appraisal model used	Required rate of return
Serramo-nte Shopping Center, Daly City, CA	Main use Functional currency	Commerce U.S.$	2011	913,219	239,000	25,401	17,633	7.38%	7.38%	7,999	96.4%	351.29	CBRE Group Inc.	Income approach	Cap Rate 7.0% Discount Rate 9.5% Terminal Cap Rate 7.5%
	Original cost (in EUR thousands)	229,400
	Company’s share	34%
	G.L.A (in square meter thousands)	76.0

(*)	It is clarified that the property above is not a material property in accordance with the quantitative tests prescribed in the Investment Property Guideline; however, it is included among the five properties with the highest value in the Company’s financial statements as of December 31, 2011, as required by the Guideline. The property was acquired in January 2011.

GAZIT-GLOBE LTD. - CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS

6.11	Human capital

6.11.1	As of December 31, 2011, EQY (and its wholly owned subsidiaries) has 181 full-time employees (164 employees in 2010), as follows: management – 8 employees; finance – 26 employees; Southeastern U.S. – 3 employees; Northeastern U.S. and North Florida—13 employees; South Florida—13 employees; human resources – 4 employees; information technologies – 6 employees; legal department – 9 employees; administration – 3 employees; marketing – one employee; construction – 7 employees; securities portfolio management – 2 employees; property accounting – 39 employees; properties management department – 47 employees.

6.11.2	The said employees are employed either by EQY or by its wholly owned subsidiaries, under employment contracts, and are entitled to a base salary and annual bonuses. EQY’s officers are also entitled to long-term stock-based compensation, inter alia according to the plans described below.

6.11.3	EQY’s stock-based compensation plans

6.11.3.1	2000 stock-based compensation plan

6.11.3.1.1	Within the framework of the 2000 stock-based compensation plan (which has been amended from time to time, and most recently in May 2011; the “2000 plan”), EQY is authorized to grant to management, employees, directors and service providers of EQY and its subsidiaries up to 13.5 million shares (in addition to shares with respect to stock options that were allotted under the plan and that expired prior to their exercise, and to shares returned to the company in place of the payment of tax or of the exercise price of the stock options). Under the 2000 plan, entitled individuals can be allotted stock options as well as deferred stock, restricted stock, stock appreciation rights or any other form of compensation based on the value of EQY’s shares, this being at the discretion of the Compensation Committee or the Board of Directors of EQY. Under the 2000 plan, each stock option is exercisable during the period or periods stipulated in the specific agreement between EQY and each allottee, provided that the aforesaid exercise period is not to exceed 10 years from the grant date. In May 2011, the compensation plan was extended and will end on the earlier of July 2021 or when all shares included in the plan are allotted.

6.11.3.1.2	According to the aforementioned plan, in addition to grants to EQY’s employees, every director who is not an employee of EQY is entitled to receive restricted stock upon his appointment and every year thereafter.

6.11.3.2	As of December 31, 2011, 3.57 million EQY stock options had been granted (that had not yet been exercised or had not yet expired) under the aforementioned plans, at an average exercise price of U.S.$ 20.62 per share (including 2.68 million stock options exercisable on said date, while the vesting period for the remaining options has not yet ended). As of the aforementioned date, there are also 1.18 million shares, which had been granted as restricted stock under the 2000 plan, and which have not yet vested (not including 800 thousand restricted stock allotted to officers of EQY). It should be noted that each holder of restricted stock is entitled to the dividend receivable from EQY with respect to those shares, even prior to their vesting. In addition, EQY allotted to its officers 800 thousand restricted shares that are not entitled to dividend and voting rights. For additional information, refer to note 9.c of the financial statements.

6.11.3.3	2004 employee stock purchase plan

Under this plan, which was adopted in October 2004, EQY’s employees (including directors employed by EQY) are entitled to acquire EQY shares, and the cost of the shares will be deducted from their salaries. The stock is to be acquired at 90% of the average quoted share price during the five days preceding the acquisition (but in no event is the acquisition price to be less than 85% of the market price at the beginning of the quarter in which the stock is acquired or of the market price on the date of the acquisition, whichever is the lower).

6.12	Credit and financing

Share capital issuances:

6.12.1	In May 2011, EQY issued 5 million ordinary shares at a price of US$ 19.42 per share in a public offering in the U.S., for a total consideration of U.S.$ 97.1 million. Concurrently with the public offering, EQY issued in a private placement to a wholly owned subsidiary of the Company one million shares at the issue price, for a total consideration of U.S.$ 19.4 million.

6.12.2	Mortgages—The balance of EQY’s liabilities secured by pledges (other than loans in joint ventures which are proportionally consolidated) was U.S.$ 510 million (approximately NIS 1,949 million NIS), not including loans of the JV’s which are partially consolidated) as of December 31, 2011; U.S.$ 514.5 million (approximately NIS 1,826 million) as of December 31, 2009; and U.S.$ 528.9 million (approximately NIS 1,997 million) as of December 31, 2009. Most of the abovementioned loans are repayable in monthly installments, based on repayment schedules that are calculated over a longer period than the term of the loan; the balance of the loan outstanding at the end of the term of the loan is repaid on that date in one payment. To secure the repayment of the aforementioned loans, EQY registers first-ranking, fixed pledges in favor of the lenders (generally banks or insurance companies) on the properties whose acquisition was financed with the aid of the loans, and also registers a lien on its rights under the lease agreements relating to the same properties. These pledges and liens usually constitute the only collateral that EQY provides to the lenders (non-recourse pledges and liens).

6.12.3	Additional financing obtained from financial institutions—EQY has an unsecured revolving credit lines from banks in the total amount of U.S.$ 590 million (as aforesaid, EQY may increase the amount of one of the lines by U.S.$ 225 million), of which EQY has utilized U.S.$ 138 million as of December 31, 2011.

6.12.4	Debentures—As of December 31, 2011, EQY has unsecured, fixed-interest bearing debentures of par value U.S.$ 691 million. The debentures bear fixed interest at an annual rate ranging between 5.375% and 7.84%, and are redeemable between 2012 and 2017. The debentures were rated Baa3 (stable outlook) by Moody’s on September 26, 2011 and BBB (stable outlook) by S&P on October 6, 2011.

6.12.5	Summary of balances:

The following table presents the long-term credit and loans (including current maturities and loans attributed to properties designated for sale) received by EQY to finance its operations (excluding loans of proportionately consolidated partnerships), as of December 31, 2011:

	Balance (U.S.$ in thousands)	Weighted interest rate (*)	Average repayment period (years)
Secured loans from financial institutions at fixed interest(**)	503,692	6.14%	4.86
Unsecured loans from financial institutions at fixed interest	138,000	3.85%	3.75
Unsecured debentures at fixed interest(***)	685,627	6.06%	4.13
Total	1,327,319	—	—

(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Loans for specific use, taken to finance real estate properties, excluding loans at a total sum of approximately 32.8 M U.S. $ for partly consolidated partnerships.
(***)	Loans not designated for specific use.

6.12.6	Financial covenants

Some of the loans and credit facilities granted to EQY and its wholly owned subsidiaries during the ordinary course of business require compliance with financial and other covenants, including the following:

6.12.6.1	The ratio of liabilities to assets is not to exceed 0.6.

6.12.6.2	The ratio of secured debt to assets value is not to exceed 0.4.

6.12.6.3	The ratio of adjusted EBITDA to interest expenses and principal payments is to be maintained at a level of not less than 1.50.

6.12.6.4	The ratio of NOI deriving from non-pledged assets to interest on unsecured debt is to be maintained at a level of not less than 1.85.

6.12.6.5	The ratio of unsecured debt to the non-pledged assets value is not to exceed 0.6.

6.12.6.6	Budgeted development and redevelopment expenses are not to exceed 20% of the total assets value.

6.12.6.7	The amount of investments in non-income-producing properties (with respect to investment in unoccupied land of non-consolidated companies, properties under development, equity securities in other countries, and mortgages) is not to exceed 35%.

6.12.6.8	The tangible net worth is not to fall below U.S.$ 1.5 billion plus75% of the consideration from capital issues effected after September 2011.

6.12.6.9	The ratio between total amount of loans taken against a first mortgage together with investment in mezzanine type debt to total asset value will not exceed 10%.

Some of the mortgages granted to EQY and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2011 and close to the approval date of this report, EQY and its wholly owned subsidiaries are in compliance with all the prescribed covenants.

7.	Acquisition, development and management of shopping centers in Canada

7.1	General

7.1.1	In Canada, the Group operates mainly through the subsidiary FCR, a public company listed on the Toronto Stock Exchange (TSX), that is the owner, operator and developer of income-producing properties, mainly neighborhood and community shopping centers that are anchored by supermarkets or by other retail stores. FCR operates mainly in eastern Canada in Quebec, in central Canada in Ontario, and in western Canada in Alberta and in British Columbia. FCR owns 162 income-producing properties with a G.L.A. of 2.2 million square meters (approximately 23.7 million square feet), as well as 7 shopping centers under development and several plots of land for future development.

7.1.2	As of December 31, 2011, the Company owns 50.5% of FCR’s share capital. For details regarding the shareholders’ agreement between the Company and Alony-Hetz regarding their interests in FCR, refer to section 24.3 below.

7.1.3	For each of the properties FCR owns, there are expenses that need to be paid, which include property tax and the maintenance of common areas (cleaning, maintenance, insurance, etc.). In its leases, FCR includes a clause that obliges tenants to bear part of the aforementioned costs. However, due to clauses in its leases that stipulate payment ceilings in this regard, FCR does not recoup from its tenants the full amount of the aforesaid expenses, and has to bear the difference itself.

7.2	Material transactions and changes in business activity

7.2.1	On August 14, 2009, FCR distributed its entire interests in its subsidiary GAA – that owned (through wholly owned companies) as of that date 16.3% of EQY’s share capital – as a dividend in kind to FCR’s shareholders. After the said distribution, GAA was listed on the Toronto Stock Exchange (TSX). For details of GAA’s operations, refer to section 11.5 below.

7.2.2	FCR is party to a joint venture for the development of a residential project, with a third party who engages in the residential property field. Each of the parties owns 50% of the venture. As of December 31, 2011, the joint venture is developing two residential projects with approximately 914 residential units (of which 391 units have been sold). FCR has the option to acquire from the venture the retail areas and the parking lot in these projects.

7.3	Summary results of operation

Following are the summary results of operations in the field of operation for the years ended December 31, 2011, 2010 and 2009 (in NIS thousands and in C$ thousands):

	For the year ended December 31
	2011	2010	2009	2011	2010	2009
	In NIS thousands			In C$ thousands
Total rental income (consolidated)	1,906,465	1,732,672	1,499,220	526,736	478,084	434,569
Gains (losses) from revaluations (consolidated)	1,690,484	653,871	(114,920)	467,062	180,418	(33,311)
Operating profit (consolidated)	2,837,110	1,700,167	866,187	783,862	469,115	251,076
Same property NOI (consolidated)	1,065,721	1,043,731	—	294,447	287,894	—
Same property NOI (Company’s share)	525,396	519,741	—	145,161	143,361	—
Total NOI (consolidated)	1,230,958	1,120,610	960,028	340,100	309,202	278,277
Total NOI (Company’s share)	584,705	558,065	495,661	167,767	153,983	143,674

GAZIT - GLOBE LTD. – CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS

7.4	Economic data regarding geographic regions

7.4.1	The table below provides the macro - economic characteristics[23] of FCR’s main operating regions (in U.S.$):

	Canada			Eastern Canada – Quebec						Western Canada
							Central Canada – Ontario			Alberta			British Columbia
	For the year ended December 31
	31.12.2011	31.12.2010	31.12.2009	31.12.2011	31.12.2010	31.12.2009	31.12.2011	31.12.2010	31.12.2009	31.12.2011	31.12.2010	31.12.2009	31.12.2011	31.12.2010	31.12.2009
Gross domestic product (PPP)	U.S.$1,391.1 billion	U.S.$1,334.1 billion	U.S.$1,278.4 billion	(*)—	319,348	U.S.$289.5 billion	(*)—	612,494	U.S.$551,124 billion	(*)—	263,537	U.S.$235,616 billion	(*)—	203,147	U.S.$182,067 billion
GDP per capita (PPP)	U.S.$40,457.6	U.S.$39,171.1	U.S.$37,947	(*)—	40,395	U.S.$36,985	(*)—	46,303	U.S.$42,183	(*)—	70,826	U.S.$64,188	(*)—	44,847	U.S.$40,820
GDP growth rate (PPP)	4.27%	4.40%	(1.57%)	(*)—	[24]4.75%	0.33	[(*)—	5.31%[22]	(1.07%)	(*)—	[22]9.49%	(15.23%)	(*)—	[22]5.88%	(3.40%)
GDP growth rate per capita (PPP)	3.28%	3.21%	(2.78%)	(*)—	[25]3.71%	(0.66)	(*)—	4.07%[23]	(2.12%)	(*)—	[23]8.04%	(20.56%)	(*)—	[23]4.25%	(5.32%)
[26]Inflation rate	1.78%	1.78%	0.82%	3%	1.2%	0.60%	3.10%	2.50%	0.40%	2.40%	1.00%	(0.1%)	2.40%	0.00%	2.10%
[27] Yield on long term government debt	2.41%	3.63%	4.09%	2.97%	3.70%	3.80%	2.79%	4.25%	3.00%	2.39%	4.50%	4.00%	2.82%	3.70	4.10%
[28] Rating of long-term government debt	AAA/Aaa	AAA/Aaa	AAA/Aaa	A+	A+	A+	AA-	AA-	AA-	AAA	AAA	AAA	AAA	AAA	AAA
[29] Exchange rate of U.S.$ to C$ as of December 31	0.98044	0.99977	0.9532	—	—	—	—	—	—	—	—	—	—	—	—

*	to the best of the Company’s knowledge, this information has not been published yet.

[23]	Unless stated otherwise, the data provided in the table are based on publications of the International Monetary Fund (“IMF”) (World Economic Outlook Database, September 20, 2011).
[24]	As published by Stats Canada Gross domestic product, based on expenses on November 8, 2011 for the years 2006-2010.
[25]	As published by Stats Canada Population by year, by province and territory, on September 29, 2011 for the years 2007-2011.
[26]	As published by Stats Canada Consumer Price Index, on January 20, 2011 for the years 2007-2011.
[27]	With respect to data relevant to Canada – for 2010 according to the Bank of Canada, based on 10-year debentures as of December 31, 2010 and for 2011 based on TD securities.
[28]	According to S&P or Moody's (www.moodys.com / www.standardandpoor.com).
[29]	OandA (www.oanda.com) and the Bank of Canada.

GAZIT-GLOBE LTD. - CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS

7.4.2	Additional macro-economic data

As of December 31, 2011, Canada’s economy is growing at a moderate pace, and is feeling the uncertainty of the slow growth of the world’s major economies. Nevertheless, Canada’s real estate market is showing commercial real estate transactions at high volumes as well as lively demand for quality properties in the areas FCR operates in, as is reflected also in the appraisals of well-located income-producing properties. In addition , the introduction of major American brands into the Canadian retail market acts as a catalyst for the growth of the retail tenants in most of the areas FCR operates in and is expected to increase competition in the field.

7.5	Aggregate data about the field of operation

The tables below provide data about FCR’s income-producing properties as of December 31, 2010 and 2011.

7.5.1	G.L.A of income-producing properties

The following table provides details about the G.L.A. of FCR’s income-producing properties as of December 31, 2010 and December 31, 2011 (in square meter thousands):

		As of December 31
Region	Total G.L.A. of income- producing properties	2011		2010
			As a percentage of total property G.L.A.		As a percentage of total property G.L.A.
Eastern Canada[30]	Consolidated	535	25.0%	518	25.8%
	Company’s share	264		258
Central Canada[31]	Consolidated	952	44.6%	897	44.6%
	Company’s share	471		447
Western Canada[32]	Consolidated	651	30.4%	594	29.6%
	Company’s share	321		296
Total	Consolidated	2,138	100%	2,009	100%
	Company’s share	1,056		1,001

[30]	The reference to “Eastern Canada” in this section includes mainly FCR's properties in Quebec.
[31]	The reference to “Central Canada” in this section includes FCR's properties in Ontario.
[32]	The reference to “Western Canada” in this section includes FCR's properties in British Columbia and Alberta.

7.5.2	The fair value of income-producing properties

The table below provides data about the value of FCR’s income-producing properties as of December 31, 2011 and December 31, 2010 (in C$ thousands):

		As at December 31
Region	Fair value of income- producing properties	2011		2010
			As a percentage of total property value		As a percentage of total property value
Eastern Canada	Consolidated	1,003,210	17.8%	885,092	19.5%
	Company’s share	507,085		440,776
Central Canada	Consolidated	2,620,696	46.6%	2,059,283	45.4%
	Company’s share	1,324,662		1,025,523
Western Canada	Consolidated	2,000,000	35.6%	1,595,651	35.1%
	Company’s share	1,010,924		794,634
Total	Consolidated	5,623,906	100%	4,540,026	100%
	Company’s share	2,842,671		2,260,933

7.5.3	NOI

The table below provides data about FCR’s NOI for 2011, 2010 and 2009 (in C$ thousands):

Region	NOI	2011		2010		2009
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Eastern Canada	Consolidated	65,253	19.5%	64,568	20.9%	60,560	21.8%
	Company’s share	32,188		32,155		31,267
Central Canada	Consolidated	154,671	46.1%	141,970	45.9%	129,769	46.6%
	Company’s share	76,297		70,701		67,000
Western Canada	Consolidated	115,353	34.4%	102,664	33.2%	87,948	31.6%
	Company’s share	56,902		51,127		45,408
Total	Consolidated	335,277	100%	309,202	100%	278,277	100%
	Company’s share	165,387		153,983		143,675

7.5.4	Revaluation gains (losses)

The table below provides data about profits (losses) from the revaluation of the fair value of FCR’s properties for 2009, 2010 2011 (in C$ thousands):

Region	Revaluation gains (losses)	2011		2010		2009
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Eastern Canada	Consolidated	42,233	9.6%	8,020	4.2%	14,872	(50.6%)
	Company’s share	20,833		3,994		7,678
Central Canada	Consolidated	180,529	41.1%	133,536	70.1%	(58,587)	199.2%
	Company’s share	89,053		66,501		(39,248)
Western Canada	Consolidated	216,459	49.3%	49,014	25.7%	14,306	(48.6%)
	Company’s share	106,776		24,409		7,386
Total	Consolidated	439,221	100%	190,570	100%	(29,409)	100%
	Company’s share	216,662		94,904		(15,184)

7.5.5	Average rent per square meter

The table below provides data about FCR’s average monthly rent per square meter for 2011 and 2010 (in C$):

Region	For the year ended December 31
	2011	2010
Eastern Canada	17.82	17.76
Central Canada	21.86	21.04
Western Canada	22.93	21.77

7.5.6	Average rent per square meter in agreements entered into in the period

The table below provides data about the average monthly rent per square meter, as reflected by agreements the lease period according to which began in 2010 and in 2011 (in C$)33:

Region	For the year ended December 31
	2011	2010
Eastern Canada	16.79	18.73
Central Canada	24.24	28.72
Western Canada	27.67	26.79

7.5.7	Average occupancy rates

The table below provides data about the occupancy rates of FCR’s properties as of December 31, 2011, and average occupancy rates for the years 2011 and 2010:

Region	As of December 31, 2011	For the year ended December 31, 2011(*)	For the year ended December 31, 2010(*)
Eastern Canada	95.1%	94.9%	95.0%
Central Canada	97.3%	97.7%	98.1%
Western Canada	95.7%	95.5%	95.0%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

7.5.8	Number of income-producing properties

The table below provides data about the number of FCR’s income-producing properties as of December 31, 2011 and as of December 31, 2010:

Region	As of December 31
	2011	2010
Eastern Canada	47	51
Central Canada	67	61
Western Canada	48	47
Total	162	159

[33]

The data in section 7.5.5 relate to the average rent per square meter, as reflected by agreements the lease period according to which began in 2011 and in 2010 (as the case may be) as disclosed by FCR, and not to the average rent per square meter as reflected by agreements signed in the said periods (as required by the Investment Property Guideline), as there is no material difference between the different approaches with respect to the data presented.

7.5.9	Average yields

The table below provides data about FCR’s actual average yields as of December 31, 2011 and as of December 31, 2010 (based on property value at the end of the year):

	As of December 31
Region	2011	2010
Eastern Canada	6.29%	6.89%
Central Canada	5.86%	6.21%
Western Canada	5.68%	6.37%

7.6	Expected rental income from lease agreements entered into(*)

Period of recognition of income		Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)(*)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2012	Quarter 1	315,210	158,756	154	53
	Quarter 2	312,241	157,279	137	53
	Quarter 3	308,695	155,642	153	58
	Quarter 4	302,395	152,528	399	99
2013		1,145,059	577,730	585	210
2014		1,027,905	519,221	526	188
2015		891,432	451,509	530	226
2016 and thereafter		4,046,109	2,056,128	1,528	1,190
Total		9,587,586	4,852,999	4,012	2,077

(*)	The person in the Company who is responsible for making operational decisions does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. These data therefore assume non-exercise of tenant option periods.
(**)	Variable rent was estimated as a percentage of the total rental revenue in 2011.

7.7	Aggregate data about properties under construction in the field of operation

The table below provides aggregate data about FCR’s investment properties that were classified as properties under construction in the Company’s financial statements:

		For the year ended December 31
Region	Parameters	2011	2010	2009
Eastern Canada	Number of properties under construction at the end of the period	3	—	—
	Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	7	—	—
	Total costs invested in the current period (consolidated) (in C$ thousands)	8,610	—	—
	The amount at which the properties are stated in the financial statements at the end of the period (in C$ thousands)	94,790	—	—
	Construction budget during the subsequent period (estimate) (consolidated) (in C$ thousands)	11,203	—	—
	Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in C$ thousands)	17,840	—	—
	Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	94%	—	—
	Expected annual revenue (estimate) (consolidated) (in U.S.$ thousands)	820	—	—
Central Canada	Number of properties under construction at the end of the period	4	3	3
	Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	28.9	13.5	27.6
	Total costs invested in the current period (consolidated) (in C$ thousands)	78,436	23,419	55,614
	The amount at which the properties are stated in the financial statements at the end of the period (in C$ thousands)	92,304	101,357	78,717
	Construction budget during the subsequent period (estimate) (consolidated) (in C$ thousands)	40,940	16,076	44,246
	Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in C$ thousands)	46,854	16,076	26,784
	Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	92%	100%	100%
	Expected annual revenue (estimate) (consolidated) (in U.S.$ thousands)	1,268	—	—
Western Canada	There are no properties under construction during these periods

7.8	Aggregate data about plots of land in the field of operation

The table below provides aggregate data about FCR’s plots of land (that are classified in the Company’s financial statements as investment property):

		For the year ended December 31
Region	Parameters	2011	2010
Eastern Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	14,643	32,014
	The total area of plots of land at the end of the period (in square meter thousands)	44	284.9
	Total construction rights on land, according to approved plans (in square meter thousands)	34	—
Central Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	65,631	132,757
	The total area of plots of land at the end of the period (in square meter thousands)	225	584.8
	Total construction rights on land, according to approved plans (in square meter thousands)	53	—
Western Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	20,571	33,158
	The total area of plots of land at the end of the period (in square meter thousands)	134	175.7
	Total construction rights on land, according to approved plans (in square meter thousands)	—	—

7.9	Acquisition and sale of properties

The table below provides data about properties sold and acquired by FCR in each of the years 2010 and 2011:

			For the year ended December 31
Region			2011	2010	2009
Eastern Canada	Properties sold	No properties were sold in the period —
	Properties acquired	Number of properties acquired during the period	4 income-producing properties 1 plot of land	3 income-producing properties 3 plots of land	2 income-producing properties
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	82,300	13,100	7,090
		NOI of properties acquired (consolidated) (in C$ thousands)	5,148	630	591
		Area of properties acquired during the period (consolidated) (in square meter thousands)	63	8.5	3.5
Central Canada	Properties sold	No properties were sold during these periods
	Properties acquired	Number of properties acquired during the period	3 income-producing properties 10 plots of land	4 income-producing properties 9 plots of land	2 income-producing properties 5 plots of land
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	173,800	138,950	17,892
		Adjusted NOI of properties acquired (consolidated) (in C$ thousands)	7,466	5,904	489
		Area of properties acquired during the period (consolidated) (in square meter thousands)	39.9	75.8	42.3

			For the year ended December 31,
Region			2011	2010	2009
Western Canada	Properties sold	Number of properties sold during the period	2 income- producing properties	1 income- producing property 1 plot of land	1 income-producing property
		Proceeds from the realization of properties sold during the period (consolidated) (in C$ thousands)	52,800	12,752	3,800
		Area of properties sold during the period (consolidated) (in square meter thousands)	12.3	6.3	6.1
		Adjusted NOI of properties sold (consolidated) (in C$ thousands)	2,743	910	345
		Profit (loss) recorded from the sale of properties (consolidated) (in C$ thousands)	211	283	(477)
	Properties acquired	Number of properties acquired during the period	3 income- producing properties 7 plots of land	6 income- producing properties 3 plots of land	3 income-producing properties
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	157,600	163,005	51,179
		Adjusted NOI of properties acquired (consolidated) (in C$ thousands)	8,717	11,002	2,612
		Area of properties acquired during the period (consolidated) (in square meter thousands)	66.9	67.6	17.4

*	It is clarified that the disclosure of properties sold and acquired by FCR in a certain year refers to all property acquisitions by FCR during the year. However, if the properties were acquired in proximity to FCR’s existing properties, after the acquisition FCR treats them as part of these existing properties, and such acquired properties are therefore not counted separately among FCR’s properties, as specified in Section 7.5.7 above.

7.10	Human capital

7.10.1	As of December 31, 2011, FCR (and its wholly owned subsidiaries) has 341 full-time employees (321 employees in 2010), as follows: senior management – 4 employees; finance – 81 employees; rental department – 34 employees; construction department – 14 employees; legal and rental management department – 34 employees; administration – 17 employees; properties management department – 136 employees; acquisition and development department—14 employees; information systems department—8 employees; human resources department – 3 employees.

7.10.2	The said employees are employed by FCR or its subsidiaries, under personal contracts, and are entitled to a base salary, various benefits (such as health insurance, life insurance etc.), performance-based annual bonuses and long-term share-based compensation, inter alia according to the plans described below.

7.10.3	FCR’s share-based compensation plans

7.10.3.1	Share option plan

Pursuant to this plan (established in 2003 and amended from time to time), as of December 31, 2011, FCR has a framework of up to 15.2 million share options exercisable into FCR shares, which are intended to be granted to FCR’s employees, officers and directors, usually with a maximum exercise period of 10 years; exercise of the options is subject to vesting periods determined at the time of grant (usually in equal annual installments over 3 to 5 years). As of December 31, 2011, 5.6 million share options had been granted and had not yet been exercised, and each of these is exercisable into one ordinary share at an average price of C$ 14.89.

7.10.3.2	Restricted share unit plan

Pursuant to this plan (established in 2003 and amended from time to time), restricted share units are granted to FCR’s employees and to its officers. Each such unit has a vesting period of 3 years, and confers on its holder the right to receive one share in FCR or its cash value (or a combination of the two), at FCR’s discretion. As of December 31, 2011, 368 thousand restricted share units that had not yet vested as of the said date had been granted under the aforesaid plan.

7.10.3.3	Deferred share unit plan

Pursuant to this plan (established in 2003 and amended from time to time), directors who are not employed by FCR are entitled to receive the compensation for their service as directors in deferred share units. Each such unit may be redeemed once its holder no longer serves as a director of FCR or of any of its subsidiaries, and confers on its holder the right to receive one share or its cash value (or a combination of the two), at FCR’s discretion. As of December 31, 2011, 291 thousand deferred share units that had not yet vested as of the said date had been granted under the aforesaid plan.

For additional information, see note 9.d of the financial statements.

7.11	Credit and financing

Share capital issuances:

7.11.1	In July-August 2011, FCR issued 5.2 million of its shares as result of the conversion of convertible debentures of par value C$ 84.7 million (series A and B) (of which 4.55 million shares were issued to a wholly owned subsidiary of the Company, as result of the conversion of convertible debentures of par value C$ 74 million of the aforesaid series owned by it). These debentures were converted after FCR temporarily decreased the conversion price of the convertible debentures (series A and B) from C$ 16.425 per share to C$ 16.25 per share.

7.11.2	In November-December 2011, FCR issued 6.5 million of its shares as result of the conversion of convertible debentures of par value C$ 106.8 million (series A and B) (of which 5.2 million shares were issued to a wholly owned subsidiary of the Company, as result of the conversion of convertible debentures of par value C$ 83.4 million of the aforesaid series owned by it). These debentures were converted after FCR temporarily decreased the conversion price of the convertible debentures (series A and B) from C$ 16.425 per share to C$ 16.30 per share.

7.11.3	On February 15, 2012, FCR redeemed the remainder of the outstanding debentures (series A and B) in return for the issue of 1.1 millions of its shares. In addition, in 2011, FCR issued 1,250 thousand shares in lieu of interest payments on convertible debentures, at a total of C$ 19.8 million; this, in accordance with the right conferred on FCR under the debenture terms to redeem its debentures with its shares (at certain periods and under certain circumstances) and to pay the related interest by issuing its shares, at its sole discretion. The respective conversion ratio was set according to the price quoted for FCR’s share in the period preceding the conversion, multiplied by 97%. A wholly owned subsidiary of the Company, that owns convertible debentures of FCR, received 513 thousand shares, in lieu of interest payment in the amount of C$ 8.1 million in 2011 (in 2010, 630 thousand shares in lieu of interest payment in the amount of C$ 8.8 million).

7.11.4	Convertible debentures—As of December 31, 2011, FCR has convertible debentures of par value C$ 300.8 million in 6 different series (of which C$ 165 Million par value were issued in the reporting year), which are convertible into 19.1 million shares of FCR at a price per share of C$ 14.313 – 23.77. The debentures bear fixed interest at the annual rate of 5.25%-6.25%, and are redeemable between 2016 and 2019. According to the terms of convertible debenture series, FCR may redeem them (principal and interest) by issuing shares.

7.11.5	Mortgages — The total of FCR’s mortgage-secured liabilities was C$ 1,410 million (approximately NIS 5,272 million) as of December 31, 2011; as of December 31, 2010 and 2009, FCR’s mortgage-secured liabilities totaled C$ 1,318 million (approximately NIS 4,685 million) and C$ 1,312 million (approximately NIS 4,738 million), respectively.

Most of the abovementioned loans are repayable in equal monthly installments (principal and interest) based on repayment schedules that are calculated over a longer period than the term of the loan; the balance of the loan outstanding at the end of the term of the loan is repaid on that date in one payment, with the settlement of the last payment usually covered by FCR arranging refinancing. To secure the repayment of the aforementioned loans, FCR registers first-ranking, fixed pledges in favor of the lenders on the properties, whose acquisition was financed with the aid of the loans, and also registers a lien on its rights under the lease agreements relating to the same properties. Some of these pledges and liens are non-recourse, while, with regard to the remainder, FCR has given an undertaking to repay a certain percentage of the loan in addition to any proceeds derived from the collateral.

7.11.6	Additional financing obtained from financial institutions — FCR has unsecured revolving credit lines from several banks in the total amount of C$ 550 million (approximately NIS 2,057 million), of which FCR utilized C$ 174 million (approximately NIS 2,651 million) as of December 31, 2011.

7.11.7	Debentures — As of December 31, 2011, FCR had issued debentures with a total par value of C$ 1,247 million (not including debentures which are convertible into FCR shares), of which C$ 325 par value were issued in the reporting year. The debentures bear fixed interest at the annual rate of 4.95%-5.95%, and are redeemable between 2012 and 2020. The debentures were rated Baa3 (positive outlook) by Moody’s on December 8, 2012 and BBB- (stable outlook) by DBRS.

7.11.8	Summary of balances:

The following table presents the long-term credit and loans (including current maturities in the amount of C$ 284.9 million) received by FCR to finance its operations, as of December 31, 2011:

	Balance (C$ in thousands)	Weighted interest rate (*)	Average repayment period (years)
Secured loans from financial institutions at fixed interest(**)	1,419,649	5.88%	4.2
Secured loans from financial institutions at variable interest	33,826	2.95%	1.0
Unsecured debentures at fixed interest (**) (****)	1,240,592	5.63%	4.9
Unsecured loans from financial institutions at variable interest	140,570	3.06%	1.5
Total	2,824,759	—	—

(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Loans not designated for specific use by FCR.
(***)	Excludes debentures (series A—E) which are convertible into FCR shares.

7.11.9	Financial covenants

Some of the loans and credit facilities granted to FCR and its wholly owned subsidiaries during the ordinary course of business require compliance with financial and other covenants, including the following:

7.11.9.1	The ratio of liabilities to assets is not to exceed 65%.

7.11.9.2	The ratio of EBITDA to interest expenses is to be maintained at a minimum level of 1.65.

7.11.9.3	The ratio of EBITDA to debt servicing (principal and interest payments) is to be maintained at a level of not less than 1.5.

7.11.9.4	The net worth will not fall below C$ 1 billion plus75% of the consideration from capital issues (net of transaction costs) effected after June 2011.

7.11.9.5	The ratio of non-pledged assets (not including properties under development) to unsecured debt is to be maintained at a level of not less than 1.3.

7.11.9.6	The ratio of secured debt to the total assets is not to exceed 40%.

7.11.9.7	A restriction on the amount of investments in non-income-producing properties (with respect to investment in joint ventures and properties that are not controlled, mortgages and construction).

Some of the mortgages granted to FCR and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2011 and through the approval date of this Report, FCR and its wholly owned subsidiaries are in compliance with all the prescribed covenants.

8.	Acquisition, development and management of shopping centers in Northern Europe

8.1	General

8.1.1	In Northern Europe, the Company operates mainly through CTY, whose shares are listed on the Helsinki Stock Exchange (OMX). CTY is the owner, operator and developer of income-producing properties, mainly shopping centers and other retail properties of different sizes and is a market leader in the shopping centers sector in Finland. CTY operates mainly in Helsinki and other major cities in Finland, as well as in Sweden, Estonia and Lithuania. CTY owns 78 income-producing properties with a G.L.A. of 1 million square meters (approximately 10.7 million square feet), as well as 2 shopping centers under development.

8.1.2	As of December 31, 2011, the Company owns directly 48% of CTY’s issued share capital.

8.1.3	CTY’s principal customers are supermarkets, retail stores (local and international), and banks. One of its tenants is Kesko, a leading supermarket chain in Finland, and 17.2% of CTY’s rental revenues in 2011 are from its engagements with various chains owned by Kesko (19.9% in 2010).

8.1.4	According to most of the agreements signed between CTY and its tenants, tenants undertake to pay, in addition to rent management fees to cover operating costs which CTY incurs in maintaining the property. In addition, CTY has lease agreements in which the rent is determined also based on a certain percentage of the revenues turnover of the property’s tenant, while setting a minimum rent; however this component does not represent a material share of CTY’s total rental revenues. Lease agreements with CTY’s anchor tenants are mostly for long periods of 10 years and more, while with smaller tenants the lease agreements are mostly for periods of 3 to 5 years. CTY also enters into lease agreements for undefined periods, which may be terminated by giving advance notice, usually of 3 to 12 months.

8.1.5	CTY receives management services for its properties from a third party, that provides it various services such as cleaning, security, technical services etc. in a concentrated manner.

8.2	Summary results of operation

Following are the summary results of operations in the field of operation for the years ended December 31, 2011, 2010 and 2009 (in NIS thousands and in EUR thousands):

	For the year ended December 31
	2011	2010	2009	2011	2010	2009
	In NIS thousands			In EUR thousands
Total rental income (consolidated)	1,080,738	970,633	1,018,970	217,054	195,934	186,282
Gains (losses) from revaluations (consolidated)	(176,665)	251,797	(532,674)	(35,255)	50,828	(97,381)
Operating profit (consolidated)	406,283	781,375	56,261	81,827	157,730	10,255
Same property NOI (consolidated)	538,832	516,329	—	108,218	104,227	—
Same property NOI (Company’s share)	234,587	224,921	—	47,114	45,403	—
Total NOI (consolidated)	719,514	630,196	686,026	144,473	127,212	125,416
Total NOI (Company’s share)	318,285	278,038	294,981	63,924	56,125	53,927

8.3	Economic data regarding geographic regions

The table below provides the macro-economic characteristics34 of CTY’s main operating regions (in U.S.$):

	Finland			Sweden
	December 31
Macro-economic parameters	2011	2010	2009	2011	2010	2009
Gross domestic product (PPP)	U.S.$ 198.4	U.S.$ 187.7	U.S.$ 179	U.S.$ 379.9	U.S.$ 356.3	U.S.$ 334.3
GDP per capita (PPP)	U.S.$36,723	U.S.$34,918.4	U.S.$33,445	U.S.$40,613.8	U.S.$38,203.6	U.S.$35,951
GDP growth rate (PPP)	5.68%	4.84%	(7.18%)	6.63%	6.91%	(4.27%)
GDP growth rate per capita (PPP)	5.17%	4.37%	(7.62%)	6.31%	6.59%	(5.09%)
Inflation rate	3.14%	1.69%	1.80%	3.00%	1.91%	2.80%
Yield on long-term government debt[35]	2.52%	3.19%	3.46%	1.68%	3.21%	3.24%
Rating of long-term government debt[36]	AAA/Aaa	AAA\Aaa	AAA\Aaa	AAA/Aaa	AAA\Aaa	AAA\Aaa
Consumer confidence index[37]	1.5	20.8	10.9	7.4-	22.6	13
Unemployment rate[38]	7.8%	8.4%	8.2%	7.4%	8.4%	8.3%
Change in consumer expenditure[39]	5.1%	3.8%	0.7%	0.7%	4.7%	2.8%
Exchange rate of local currency to U.S.$ as of December 31[40]	U.S.$-Euro 1,2926	U.S.$-Euro 1.3253	U.S.$-Euro 1.4333	U.S.$-SEK 0.14742	U.S.$-SEK 0.14502	U.S.$-SEK 0.1393

8.4	Additional macro-economic data

The first half of 2011 was characterized by a positive trend in the countries in which CTY operates, which was, inter alia, reflected in an increase in consumer confidence and in the scope of retail sales. However, the second half of 2011 saw economic deterioration in Europe, due to the debt crisis in the eurozone countries, and this affected, inter alia, the cost and availability of credit. Nonetheless, in 2011 retail sales in Sweden and Finland increased, as did the CPI (both are indices that affect CTY’s operations), however Estonia and Lithuania saw a sharp decline in these indices in the second half of 2011. In addition, Sweden and Finland recorded a low unemployment rate relative to the average rate in the eurozone.

8.5	Aggregate data about the field of operation

The tables below provide data about CTY’s income-producing properties as of December 31, 2011 and 2010.

[34]	Unless stated otherwise, the data provided in the table are based on publications of the IMF—World Economic Outlook Database, September 20, 2011.
[35]	According to the European Central Bank (“ECB”) (www.ecb.in), with respect to 10-year debentures as of January 12, 2012.
[36]	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
[37]	According to Trading Economics data (www.tradingeconomics.com).
[38]	According to IMF data (www.imf.org).
[39]	According to Trading Economics data (www.tradingeconomics.com and www.stat.fi).
[40]	According to OandA (www.oanda.com).

8.5.1	G.L.A of income-producing properties

The following table provides details about the G.L.A. of CTY’s income-producing properties as of December 31, 2011 and December 31, 2010 (in square meter thousands):

		As of December 31
		2011		2010
Region	Total G.L.A. of income- producing properties		As a percentage of total property G.L.A.		As a percentage of total property G.L.A.
Finland	Consolidated	587	58.6%	580	61.5%
	Company’s share	263		264
Sweden	Consolidated	304	30.8%	292	30.9%
	Company’s share	132		139
Other[41]	Consolidated	104	10.6%	71	7.6%
	Company’s share	50		34
Total	Consolidated	995	100%	943	100%
	Company’s share	445		437

8.5.2	The fair value of income-producing properties

The table below provides data about the value of CTY’s income-producing properties as of December 31, 2011 and December 31, 2010 (in EUR thousands):

		As at December 31
		2011		2010
Region	Fair value of income- producing properties		As a percentage of total property value		As a percentage of total property value
Finland	Consolidated	1,528,102	61.1%	1,511,800	66.5%
	Company’s share	668,785		657,264
Sweden	Consolidated	709,789	28.4%	594,300	26.2%
	Company’s share	340,973		282,471
Other	Consolidated	262,800	10.5%	166,100	7.3%
	Company’s share	126,246		78,947
Total	Consolidated	2,500,691	100%	2,272,200	100%
	Company’s share	1,136,004		1,018,682

[41]	The reference to “Other” in section 8 includes Lithuania and Estonia, consolidated.

8.5.3	NOI

The table below provides data about CTY’s NOI for 2011, 2010 and 2009 (in EUR thousands):

		2011		2010		2009
Region	NOI		As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Finland	Consolidated	90,673	62.7%	86,712	68.2%	92,416	73.7%
	Company’s share	39,725		38,058		40,460
Sweden	Consolidated	35,379	24.5%	28,700	22.6%	23,200	18.5%
	Company’s share	15,431		13,641		11,078
Other	Consolidated	18,422	12.8%	11,800	9.2%	9,800	7.8%
	Company’s share	8,768		5,609		4,680
Total	Consolidated	144,473	100%	127,212	100%	125,416	100%
	Company’s share	63,924		57,308		56,218

8.5.4	Revaluation gains (losses)

The table below provides data about gains (losses) from the revaluation of CTY’s properties* for 2011, 2010 and 2009 (in EUR thousands):

Region	Revaluation gains (losses)	2011		2010		2009
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Finland	Consolidated	(40,351)	114.5%	24,528	48.3%	(65,081)	66.8%
	Company’s share	(21,971)		7,342		(29,949)
Sweden	Consolidated	1,686	(4.8%)	22,800	44.9%	(19,600)	20.1%
	Company’s share	802		10,837		(9,359)
Other	Consolidated	3,410	(9.7%)	3,500	6.8%	(12,700)	13.1%
	Company’s share	1,623		1,664		(6,064)
Total	Consolidated	(35,255)	100%	50,828	100%	(97,381)	100%
	Company’s share	(19,546)		19,843		(45,372)

8.5.5	Average rent per square meter

The table below provides data about CTY’s average monthly rent per square meter for 2011 and 2010 (in EUR):

	For the year ended December 31
Region	2011	2010
Finland	21.0	20.3
Sweden	17.2	15.9
Other	20.2	17.8

8.5.6	Average rent per square meter in agreements entered into in the period

The table below provides data about the average monthly rent per square meter, as reflected by agreements entered into by CTY in 2010 and in 2011 (in EUR):

	For the year ended December 31
Region	2011	2010
Finland	20.2	19.6
Sweden	18.2	14.3
Other	18.8	12.9

8.5.7	Average occupancy rates

The table below provides data about the occupancy rates of CTY’s properties as of December 31, 2011, and average occupancy rates for the years 2011 and 2010:

Region	As of December 31, 2011	For the year ended December 31, 2011(*)	For the year ended December 31, 2010(*)
Finland	94.1%	94.1%	93.9%
Sweden	97.0%	96.1%	95.2%
Other	100%	99.9%	99.4%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

8.5.8	Number of income-producing properties

The table below provides data about the number of CTY’s income-producing properties as of December 31, 2011 and as of December 31, 2010:

	As of December 31
Region	2011	2010
Finland	59	63
Sweden	16	14	(*)
Other	3	3
Total	78	80

(*)	Does not include a property, in part income-producing and in part under construction, which is included in the number of properties under construction.

8.5.9	Average yields

The table below provides data about CTY’s actual average yields as of December 31, 2011 and as of December 31, 2010 (based on property value at the end of the year):

	As of December 31
Region	2011	2010
Finland	6.0%	6.0%
Sweden	5.4%	4.8%
Other	8.0%	7.5%

8.6	Expected rental income from lease agreements entered into(*)

	Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)(*)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2012	Quarter 1	91,524	913	1,599	107
	Quarter 2	59,622	596	331	54
	Quarter 3	42,172	422	219	38
	Quarter 4	57,106	571	230	49
	2013	192,652	1,927	445	161
	2014	147,285	1,473	471	112
	2015	124,317	1,243	301	91
	2016 and thereafter	320,346	3,203	359	273
	Total	1,034,754	10,348	3,955	884

(*)	The person in the Company who is responsible for making operational decisions does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. The data therefore assume non-exercise of tenant option periods.
(**)	Variable rent was estimated as a percentage of the rental revenues in 2009-2010, which stood at 1%.

8.7	Aggregate data about properties under construction in the field of operation

The table below provides aggregate data about CTY’s investment properties that were classified as properties under construction in the Company’s financial statements:

		For the year ended December 31
Region	Parameters	2011	2010	2009
Finland	Number of properties under construction at the end of the period	1	2	—
	Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	7.3	14.6	—
	Total costs invested in the current period (consolidated) (in EUR thousands)	6,993	13,343	—
	The amount at which the properties are stated in the financial statements at the end of the period (in EUR thousands)	19,420	21,466	—
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	5,900	8,876	—
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands)	5,900	22,700	—
	Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	71%	63%	—
	Expected annual revenue (consolidated) (in EUR thousands)(*)	2,049	7,400	—
Sweden	Number of properties under construction at the end of the period	—	1	2
	Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	—	13	40.1
	Total costs invested in the current period (consolidated) (in EUR thousands)	—	26,300	83,972
	The amount at which the properties are stated in the financial statements at the end of the period (in EUR thousands)	—	43,300	148,100
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	—	7,973	52,083
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands)	—	51,100	—
	Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	—	86%	81.5%
	Expected annual revenue (consolidated) (in EUR thousands)(*)	—	7,300

Other	Number of properties under construction at the end of the period	1	—	—
	Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	11.9	—	—
	Total costs invested in the current period (consolidated) (in EUR thousands)	2,331	—	—
	The amount at which the properties are stated in the financial statements at the end of the period (in EUR thousands)	14,673	—	—
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	4,669	—	—
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands)	7,000	—	—
	Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	80%	—	—
	Expected annual revenue (consolidated) (in EUR thousands)(*)	2,312	—	—

(*)	The data refers to the estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreement were signed with respect to 50% or more of their total G.L.A.

8.8	Aggregate data about plots of land in the field of operation

As of December 31, 2011 and 2010, CTY did not own plots of land.

8.9	Acquisition and sale of properties

The table below provides data about properties sold and acquired by CTY in 2011*:

Region			For the year ended December 31, 200
Finland	Properties sold	No properties were sold in the period	5
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	8,400
		Area of properties sold during the period (consolidated) (in square meter thousands)	15.3
		NOI of properties sold (consolidated) (in EUR thousands)	91.4
		Profit recorded from the sale of properties (consolidated) (in EUR thousands)	38
	Properties acquired	No properties were acquired during these periods
Sweden	Properties sold	No properties were sold during these periods	2
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	10,600
		Area of properties sold during the period (consolidated) (in square meter thousands)	6.9
		NOI of properties sold (consolidated) (in EUR thousands)	900
		Profit recorded from the sale of properties (consolidated) (in EUR thousands)	593
	Properties acquired	Number of properties acquired during the period	2
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	28,500
		NOI of properties acquired (consolidated) (in EUR thousands)	849
		Area of properties acquired during the period (consolidated) (in square meter thousands)	19.3
Other	Properties sold	No properties were acquired during these periods
	Properties acquired	Number of properties acquired during the period	1
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	105,000
		NOI of properties acquired (consolidated) (in EUR thousands)	5,842
		Area of properties acquired during the period (consolidated) (in square meter thousands)	42.7

*	CTY did not sell or acquire investment properties in 2009 and 2010.

GAZIT-GLOBE LTD. - CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS

8.10	Material investment properties

The table below provides details of material investment properties of CTY(*) (**):

				Information item
															Additional assumptions underlying the appraisal
Property name and characteristics			Year	Carrying value at the end of the period (consolidated) (in NIS thousands)	Fair value at the end of the period (in EUR thousands)	Rental revenues during the period (consolidated) (in EUR thousands)	Actual NOI during the period (consolidated) (in EUR thousands)	Rate of return	Adjusted rate of return	Revaluation gains (losses) (in EUR thousands)	Occupancy rate at the end of the period	Average rent for the year per square meter (in EUR)	Appraiser	Appraisal model used	Required rate of return	Monthly rent per sq.m.
ISO Omena- Helsinki Finland	Main use Functional currency	Commerce EUR	2011	1,676,485	339,500	22,705	17,500	5.2%	5.0%	14,527	99.8%	379	Jones Lang Lasalle	DCR	5.25%	31.7
	Original cost (in EUR thousands)	331,341	2010	1,527,499	322,400	21,800	16,600	5.1%	5.4%	19,909	99.3%	369	Realia Management OY	DCR	5.30%	30.8
	Company’s share	28.8%	2009	1,630,877	299,700	20,860	15,765	5.3%	5.5%	(7,030)	98.6%	354			5.60%	29.7
	G.L.A (in square meter thousands)	48.5
Liljuhalmstorget Stockholm, Sweden	Main use Functional currency	Commerce SEK	2011	1,192,551	241,500	13,109	8,808	3.6%	3.8%	(1,553)	98.1%	330	Jones Lang Lasalle	DCR	5.00%	35.5
	Land cost + constr. Cost (in EUR thousands)	225,677	2010	1,135,201	239,600	11,100	6,100	2.5%	3.7%	4,939	96%	298	Realia Management OY	DCR	5.40%	37.8
Myyrmani Holsmad, Finland	Company’s share	48.0%	2009	1,117,200	205,300	4,300	3,459	1.7%	3.8%	(8,154)	91.3%	240			6.00%	34.6
	G.L.A (in square meter thousands)	27.6
	Main use Functional currency	Commerce EUR	2011	77,1331	156,200	11,298	8,310	5.3%	5.5%	860	94.7%	311	Jones Lang Lasalle	DCR	5.75%	26.7
	Original cost (in EUR thousands)	123,732	2010	711,159	150,100	11,200	8,100	5.4%	5.3%	(5,728)	93.5%	314	Realia Management OY	DCR	6.00%	25.8
	Company’s share	48.0%
	G.L.A (in square meter thousands)	32	2009	828,800	152,300	12,500	9,602	6.3%	6.3%	(6,676)	97%	314			6.00%	25.3

GAZIT-GLOBE LTD. - CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS

(*)	It is clarified that the properties below are not material properties in accordance with the quantitative tests prescribed in the Investment Property Guideline; however, they are included as the five properties with the highest value in the Company’s financial statements as of December 31, 2011, as required by the Guideline.
(**)	The Company does not have data about the average proceeds per meter in the said properties.

8.11	Human capital

8.11.1	As of December 31, 2011, CTY (and its wholly owned subsidiaries) has 136 employees (129 employees in 2010), as follows: CTY’s operations in Finland – 58 employees; CTY’s operations in Sweden – 35 employees; CTY’s operations in the Baltic countries (Estonia and Lithuania) – 10 employees; headquarters – 33 employees.

8.11.2	The said employees are employed under personal contracts, and are entitled to a base salary and various benefits, according to position. Officers and key employees are also entitled to long-term stock-based compensation, inter alia, as detailed below.

8.11.3	CTY’s share-based compensation plans

8.11.3.1	2004 C plan

Pursuant to a plan established in 2004 (as amended from time to time), CTY may grant its employees up to 3.9 million share options (subject to adjustment provisions). Between 2006 and 2010, CTY had granted 31.8 million share options under this plan, based on which 1,688 thousand CTY shares were listed on the Helsinki Stock Exchange. Options of types 2004A and 2004B expired on March 31, 2009 and on March 31, 2010, respectively. Options of type 2004C, which were listed on the Helsinki Stock Exchange, expired on March 31, 2011.

8.11.3.2	2007 plan

In April 2007, CTY’s Board of Directors approved a share compensation plan for its key employees. In accordance with the terms of this plan, shares in CTY are granted to allottees identified by the Board of Directors every year, in accordance with the achieving of set targets. Until December 31, 2011, CTY had so granted 210 thousand shares to such key employees. 63 thousand additional shares were allotted in lieu of cash compensation.

8.11.3.3	2011 option plan

In May 2011, CTY’s Board of Directors approved a compensation plan for its key employees and those of its subsidiaries, up to a scope of 7.25 million options. The 2011 option plan requires, inter alia, each of the allottees to purchase shares in CTY with 25% of their revenues from exercise of the options (up to share interests in the amount of the employee’s annual salary), and hold these throughout their employment period or while their agreement with CTY is in force. To December 31, 2011, CTY has granted 6.32 thousand shares under this plan.

For additional details about CTY’s compensation plans, refer to note 9.f of the financial statements.

8.12	Credit and financing

8.12.1	Share capital issuances—In July 2011, CTY completed the issue of 33 million ordinary shares to institutional investors, at a price per share of EUR 3.02 and for a total gross consideration of EUR 100 million. 14.9 million of these CTY shares were allotted to the Company at the issue terms for a total consideration of EUR 45 million.

8.12.2	Convertible debentures—As of December 31, 2011, CTY has convertible debentures of par value EUR 71.3 million, issued by it in 2006 and redeemable in 2013. These debentures are convertible into 16.96 million CTY shares. As of December 31, 2011, the Company owned debentures convertible into shares of CTY of par value EUR 42 million

8.12.3	Mortgages—CTY’s mortgage-secured liabilities as of December 31, 2011 totaled EUR 35.9 million; as of December 31, 2010 and 2009, CTY’s mortgage-secured liabilities totaled EUR 36.9 million and EUR 42.9 million, respectively.

8.12.4	Additional financing obtained from financial institutions— As of December 31, 2011, CTY and its wholly owned subsidiaries have long-term loans (not including revolving credit lines and tradable securities) in a total amount of EUR 1,249.3 million (approximately NIS 6,169 million). In addition, CTY and its wholly owned subsidiaries have 4 revolving credit lines in the amount of EUR 360 million (approximately NIS 1,778 million), of which EUR 106 million (approximately NIS 525 million) have been utilized as of December 31, 2012. The credit lines are unsecured and terminate between 2012 and 2016. The credit lines bear variable annual interest at a weighted rate of EURIBOR + 0.8%.

CTY has entered into a commercial securities plan with a Scandinavian bank, in the amount of EUR 100 million, and into another commercial securities plan, in the amount of SEK 1 billion (approximately EUR 113 million). As of December 31, 2011, CTY had utilized EUR 48.7 million of the said securities plans.

8.12.5	Debentures—As of December 31, 2011, CTY has debentures of par value EUR 40 million, bearing interest at 4.5% and redeemable in 2013.

Summary of balances:

8.12.6	The following table presents short-term credit and loans that are not intended for specific use, which were received by CTY from financial institutions to finance its operations, as of December 31, 2011:

	Balance (EUR in millions)	Weighted interest rate (*)
Loans at variable interest – EUR	48.7	2.02%
Total	48.7	—

(*)	The effective interest rate is not materially different from the weighted interest rate.

8.12.7

The following table presents unsecured[42] long-term credit and loans, (including current maturities), which are not intended for specific use, which were received by CTY from financial institutions to finance its operations, as of December 31, 2011:

	Balance (EUR in millions)	Weighted interest rate (*)	Average repayment period (years)
Loans and revolving credit lines at variable interest – EUR	600.4	2.54%	2.8
Loans and revolving credit lines at fixed interest – EUR	134.2	5.47%	5.0
Debentures at fixed interest – EUR	39.6	5.46%	2.1
Loans at variable interest – SEK	633.9	3.56%	2.6
Loans at fixed interest – SEK	13	3.93%	2.9
Loans at variable interest – LTL (the Latvian currency)	9.3	3.54%	4.6
Total	1,394.5	—	—

(*)	The effective interest rate is not materially different from the weighted interest rate.

The average repayment period of CTY’s remaining liabilities is 2.9 years.

[42]	With the exception of a secured loan in the total amount of EUR 35.9 million.

8.12.8	Financial covenants

Some of the unsecured loans and credit facilities granted to CTY and its wholly owned subsidiaries during the ordinary course of business require compliance with financial and other covenants, including the following:

8.12.8.1	A ratio of equity (plus certain credit components with equity characteristics) to total assets of no less than 32.5%.

8.12.8.2	A ratio of EBITDA to net interest expenses of at least 1.8.

Some of the mortgages granted to CTY and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2011 and through the approval date of this report, CTY and its subsidiaries are in compliance with all the specified covenants.

9.	Acquisition, development and management of shopping centers in Central and Eastern Europe

9.1	General

9.1.1	In Central and Eastern Europe, the Company operates mainly through ATR, a jointly controlled company that is consolidated in the Company’s financial statements since the end of 2009 according to the proportionate consolidation method (for additional information, refer to note 9.g of the financial statements), and whose shares are listed on the Vienna Stock Exchange (VSE) in Austria and on Euronext in Amsterdam, the Netherlands. ATR is the owner, lessor, operator and developer of retail shopping centers of different sizes in Central and Eastern Europe, primarily in Poland, the Czech Republic and Russia, and to a lesser extent in Hungary, Slovakia, Romania, and Latvia. It owns 155 income-producing properties with a G.L.A. of 1.2 million square meters (approximately 12.2 million square feet), as well as 3 shopping centers under development and 34 plots of land for future development.

9.1.2	The Company’s investments in ATR were made in accordance with a series of agreements for joint investment with CPI, since 2008. For details of the Company’s investments in ATR and the shareholders’ agreement between the Company and CPI, refer to sections 24.5 and 24.6 below.

9.1.3	As of December 31, 2011, the Company owns 31.61% of ATR’s issued share capital (to the best of the Company’s knowledge, CPI owns 19.4% of ATR’s share capital).

9.1.4	For details of a claim filed against the Company and others with respect to its transactions with ATR, which was settled during the reporting year, refer to section 24.1 below.

9.1.5	A significant portion of ATR’s lease agreements are with international retail chains. Most of the lease agreements ATR enters into are linked to various consumer price indices. Part of lease agreements include provisions whereby the rent is raised as the tenant’s income increases.

9.2	Material transactions and changes in business activity

In December 2010, ATR entered into a series of agreements with Multi Investment BV (“Multi”), a company that owned several properties together with ATR. The agreements contain guidelines in relation to the termination of the relationship between the parties with regard to their joint development activity. In addition, the agreements prescribed the transfer of ownership in a number of properties that were jointly-owned by the parties, such that ATR acquired an interest in several properties in Poland, Bulgaria and Turkey, that were previously jointly owned with Multi, and sold its interest in other properties in Turkey that were previously jointly owned with Multi. In July 2011, ATR completed the engagement, within the framework of which it received additional consideration of EUR 64 million (net) in cash.

9.3	Summary results of operation

Following are the summary results of operations in the field of operation for the years ended December 31, 2010 and 2011 (in NIS thousands and in EUR thousands)43 44:

	Balance sheet data are at the rate of 31.6% while results data are at the rate of 30.6% in 2011 (30% in 2011 of ATR’s results and properties)
	For the year ended December 31, 2011		For the year ended December 31, 2010
	In NIS thousands	In EUR thousands	In NIS thousands	In EUR thousands
Total rental income (consolidated)	364,054	73,124	320,487	64,693
Gains from revaluations (consolidated)	116,816	23,500	44,494	9,268
Operating profit (consolidated)	332,828	66,852	186,487	37,644
Same property NOI (consolidated)[45]	210,660	42,313	189,078	38,167
Same property NOI (Company’s share)	203,326	40,840	178,259	35,983
Total NOI (consolidated)	234,328	47,069	199,922	40,356

[43]	ATR’s financial statements are consolidated in the Company’s financial statement according to the proportionate consolidation method.
[44]	Since ATR is consolidated by the Company according to the proportionate consolidation method only since December 31, 2009, the data in section 9 do not include results of operations for 2009.
[45]

In this report, “same property NOI” means the NOI amount obtained from investment properties during the two-year period ended December 31, 2011, provided no material physical changes were made to these properties during the period.

9.4	Economic data regarding geographic regions

9.4.1	The table below provides the macro-economic characteristics[46] of ATR’s main operating regions (in U.S.$):

	Poland			Czech Republic			Russia
	For the year ended December 31
Macro- economic parameters	2011	2010	2009		2010	2009		2010	2009
Gross domestic product (PPP)	U.S.$766.7 billion	U.S.$723.0 billion	U.S.$687.9 billion	U.S.$273.1 billion	U.S.$262.1 billion	U.S.$253 billion	U.S.$717.5 billion	U.S.$2,231.0 billion	U.S.$2,376.5 billion
GDP per capita (PPP)	U.S.$20,136.9	U.S.$18,981.1	U.S.$18,050	U.S.$25.933.8	U.S.$24.949.9	U.S.$24,271	U.S.$16,687.4	U.S.$15,612.0	U.S.$14,913
GDP growth rate (PPP)	6.04%	4.99%	2.63%	4.17%	3.52%	(3.25%)	6.52%	5.20%	(7.06%)
GDP growth rate per capita (PPP)	6.09%	5.05%	2.67%	3.94%	3.14%	(3.27%)	6.89%	5.27%	(6.99%)
Inflation rate	4.03%	2.58%	3.50%	1.80%	1.46%	0.98%	8.88%	6.85%	8.80%
Consumption volumes
Yield on long-term government debt[47]	5.84%	5.98%	6.22%	3.70%	3.89%	3.98%	6.00%	5.75%	4.97%
Rating of long-term government debt[48]	A-/A2	A-/A2	A-/Baa	AA-/A1	A/A1	A/A1	BBB/Baa1	BBB/Baa1	BBB-\Ba1
Exchange rate of U.S.$ to local currency as of December 31[49]	PLZ-U.S.$0.2916	PLZ-U.S.$0.33408	PLZ-U.S.$0.3473	CZK-U.S.$0.0503	CZK-U.S.$0.05248	CZK-U.S.$0.05436	RUB-U.S.$0.03103	RUB-U.S.$0.03275	RUB-U.S.$0.03305

9.4.2	Additional macro-economic data

In the first nine months of 2011, Atrium generally saw a positive economic trend, with increased consumer spending in its shopping centers. However, during the reminder of the year, uncertain economic conditions and the Eurozone crisis lead to downwards revisions of GDP forecasts for the markets in which Atrium operates. While international retail brands and, importantly, many strong local retailers, continue to expand in Atrium’s core markets their ability to do so is often constrained by the relatively limited supply of suitable stock. Demand for prime income producing assets is also seen in the investment markets and has led to heavy competition for assets when they do become available.

[46]	Unless stated otherwise, the data provided in the table are based on publications of the IMF—World Economic Outlook Database, September 20, 2011.
[47]

With respect to Poland and the Czech Republic – according to ECB publication – based on 10-year debentures as of December and January 12, 2011, respectively; with respect to Russia – according to Trading Economics – based on 10-year debentures as of July 2011 (www.trading economics.com).

[48]	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
[49]	OandA (www.oanda.com).

9.5	Aggregate data about the field of operation

The tables below provide data about ATR’s income-producing properties as of December 31, 2011 and 2011:

As aforesaid, ATR’s financial statements are consolidated in the Company’s financial statement according to the proportionate consolidation method. The data included in this section below include ATR’s data, as consolidated, calculated according to the Company’s interests in ATR (31.61% in 2011 and 30% in 2010), as well as the Company’s share in ATR’s data, calculated according to the Company’s effective interests (namely through its chain holdings in ATR) in the property. However, the number of income-producing properties and the G.L.A. with respect thereto are presented based on ATR’s ownership of the properties (31.61% or 30%, respectively).

9.5.1	G.L.A of income-producing properties

The following table provides details about the G.L.A. of ATR’s income-producing properties as of December 31, 2011 and December 31, 2010 (in square meter thousands):

		As of December 31
		2011		2010
Region	Total G.L.A. of income- producing properties		As a percentage of total property G.L.A.		As a percentage of total property G.L.A.
Poland	Total G.L.A. owned by ATR	374	31.1%	295	26.1%
	Company’s share	118		80
Czech Republic	Total G.L.A. owned by ATR	372	30.9%	331	29.3%
	Company’s share	118		99
Russia	Total G.L.A. owned by ATR	217	18%	214	18.9%
	Company’s share	63		59
Other[50]	Total G.L.A. owned by ATR	240	20%	289	25.7%
	Company’s share	76		87
Total	Total G.L.A. owned by ATR	1,203	100%	1,129	100%
	Company’s share	375		325

[50]	The reference to “other” in this section includes ATR’s properties in Hungary, Romania, Slovakia, Latvia and Turkey.

9.5.2	The fair value of income-producing properties

The table below provides data about the value of ATR’s income-producing properties as of December 31, 2011 and December 31, 2010 (in EUR thousands):

		As of December 31
		2011		2010
Region	Fair value of income- producing properties		As a percentage of total property value		As a percentage of total property value
Poland	Consolidated	311,719	47.5%	203,070	42.3%
	Company’s share	311,719		186,014
Czech Republic	Consolidated	137,561	20.9%	72,322	15.1%
	Company’s share	137,561		72,322
Russia	Consolidated	107,417	16.4%	85,446	17.8%
	Company’s share	97,714		78,632
Other	Consolidated	99,871	15.2%	119,222	24.8%
	Company’s share	99,871		119,222
Total	Consolidated	656,568	100%	480,060	100%
	Company’s share	646,864		456,190

9.5.3	NOI

The table below provides data about ATR’s NOI for 2011 and 2010 (in EUR thousands):

		2011		2010
Region	NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Poland	Consolidated	19,144	40.3%	15,567	38.6%
	Company’s share	18,431		14,236
Czech Republic	Consolidated	7,893	16.6%	6,408	15.9%
	Company’s share	7,893		6,408
Russia	Consolidated	11,485	24.2%	9,145	22.7%
	Company’s share	10,725		8,395
Other	Consolidated	8,547	18.9%	9,236	22.8%
	Company’s share	8,547		9,226
Total	Consolidated	47,069	100%	40,356	100%
	Company’s share	45,596		38,265

9.5.4	Revaluation gains (losses)

The table below provides data about gains (losses) from the revaluation of the fair value of ATR’s properties for 2011 and 2010 (in EUR thousands):

		For the year ended December 31
		2011		2010
Region	Revaluation gains (losses)		As a percentage of the total revaluation gains		As a percentage of the total revaluation gains
Poland	Consolidated	19,122	48.5%	10,252	54.1%
	Company’s share	18,893		9,521
Czech Republic	Consolidated	2,986	7.6%	(4,166)	22.0%
	Company’s share	2,986		(4,166)
Russia	Consolidated	14,350	36.4%	3,850	20.3%
	Company’s share	12,201		3,850
Other	Consolidated	2,973	7.5%	(670)	3.6%
	Company’s share	2,973		(670)
Total	Consolidated	39,431	100%	9,266	100%
	Company’s share	36,973		8,535

9.5.5	Average rent per square meter

The table below provides data about ATR’s average monthly rent per square meter for 2011 and 2010 (in EUR):

	For the year ended December 31
Region	2011	2010
Poland	21.7	21.3
Czech Republic	8.9	7.9
Russia	25.8	23.1
Other	15.0	15.4

9.5.6	Average rent per square meter in agreements entered into during the period

The table below provides data about ATR’s average monthly rent per square meter as reflected in agreements entered into by ATR for 2011 and 2010 (in EUR):

	For the year ended December 31
Region	2011	2010
Poland	18.7	20.3
Czech Republic	4.2	3.6
Russia	21.9	20.5
Other	6.0	6.8

9.5.7	Average occupancy rates

The table below provides data about the occupancy rates in ATR’s properties for 2011 and 2010 and average occupancy rates as of December 31, 2011:

Region	As of December 31, 2011	For the year ended December 31, 2011(*)	For the year ended December 31, 2010(*)
Poland	98.00%	97.68%	99.08%
Czech Republic	96.38%	95.67%	95.70%
Russia	97.79%	96.60%	93.51%
Other	96.95%	96.07%	89.84%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

9.5.8	Number of income-producing properties

The table below provides data about the number of ATR’s income-producing properties as of December 31, 2011 and as of December 31, 2010 (assuming full consolidation):

	As of December 31
Region	2011	2010
Poland	20	18
Czech Republic	98	97
Russia	7	7
Other	30	31
Total	155	153

9.5.9	Average yields

The table below provides data about ATR’s actual average yields as of December 31, 2011 and as of December 31, 2010 (based on property value at the end of the year):

Region	As of December 31, 2011	As of December 31, 2010
Poland	7.11%	7.66%
Czech Republic	7.81%	8.86%
Russia	11.03%	10.20%
Other	7.71%	7.75%

9.6	Expected rental income from lease agreements entered into(*)[51]

	Period of recognition of income	Income from fixed components (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2012	Quarter 1	200,493	203	29
	Quarter 2	198,556	127	13
	Quarter 3	196,375	178	28
	Quarter 4	194,371	155	25
	2013	727,280	467	105
	2014	662,108	461	112
	2015	607,019	472	123
	2016 and thereafter	1,101,632	1,209	738
	Total	3,888,194	3,272	1,174

(*)	The person in the Company who is responsible for making operational decisions does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. These data therefore assume non-exercise of tenant option periods.

[51]	The data set out in this section is related to ATR’s expected income and does not include the Company’s share therein

9.7	Aggregate data about properties under construction in the field of operation[52]

		For the year ended December 31
Region	Parameters	2011	2010
Poland	Number of properties under construction at the end of the period	3	3
	Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	87	82
	Total costs invested in the current period (consolidated) (in EUR thousands)	3,833	13,500
	The amount at which the properties are stated in the financial statements at the end of the period (in EUR thousands)	78,183	54,249
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	5,795	16,837
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands)	92,000	85,072
	Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	60%	—
	Expected annual revenue (consolidated) (in EUR thousands)	492	—
Czech Republic	There were no properties under construction in the said periods
Russia	There were no properties under construction in the said periods
Other	There were no properties under construction in the said periods

[52]	The data set out in this section is related to ATR’s share of the properties and not the Company’s share in the said properties.

9.8	Aggregate data about plots of land in the field of operation

The table below provides aggregate data about ATR’s plots of land (that were classified in the Company’s financial statements as investment property):

		For the year ended December 31
Region	Parameters	2011	2010
Poland	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	64,075	17,222
	The total area of plots of land at the end of the period (in square meter thousands)	378	108
	Total construction rights on land, according to approved plans (in square meter thousands)[53]	255
Czech Republic	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	1,712	596
	The total area of plots of land at the end of the period (in square meter thousands)	7	7
	Total construction rights on land, according to approved plans (in square meter thousands)	—
Russia	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	178,792	56,475
	The total area of plots of land at the end of the period (in square meter thousands)	1,810	641
	Total construction rights on land, according to approved plans (in square meter thousands)	—
Other	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	264,588	93,338
	The total area of plots of land at the end of the period (in square meter thousands)	992	369
	Total construction rights on land, according to approved plans (in square meter thousands)	456	—

[53]

Construction rights with regards to land, specified in this section, reflect construction rights in respect of which actual permits were obtained, in line with customary practice in ATR’s countries of activity.

9.9	Acquisition and sale of properties

The table below provides data about properties sold and acquired by ATR in 2011 (*) 54:

Region			For the year ended December 31, 2011
Poland	Properties sold	No properties were sold in the period
	Properties acquired	Number of properties acquired during the period	2
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	230,387
		NOI of properties acquired (consolidated) (in C$ thousands)	8,392
		Area of properties acquired during the period (consolidated) (in square meter thousands)	79,100
Czech Republic	Properties sold	No properties were sold in the period
	Properties acquired	Number of properties acquired during the period	1
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	185,990
		NOI of properties acquired (consolidated) (in C$ thousands)	2,938
		Area of properties acquired during the period (consolidated) (in square meter thousands)	38,500
Russia	Properties sold	No properties were sold in the period
	Properties acquired	No properties were acquired in the period
Other	Properties sold	No properties were sold during these periods	1
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	96,900
		Area of properties sold during the period (consolidated) (in square meter thousands)	48,900
		NOI of properties sold (consolidated) (in EUR thousands)	4,763
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	15,600
	Properties acquired

*	ATR did not sell or acquire investment properties in 2009 and 2010.

[54]	The data set out in this section is related to ATR’s share of the properties and not the Company’s share in the said properties

9.10	Human capital

9.10.1	As of December 31, 2011, ATR (and its wholly owned subsidiaries) has 329 employees (287 employees in 2010), as follows: management—18 employees; property management department—160 employees; development department—34 employees; finance and administration—35 employees; information systems department—8 employees; legal department—15 employees; other—8 employees.

9.10.2	ATR employees are employed under personal contracts and are entitled to a base salary, various benefits and annual bonuses, according to position. ATR’s officers are also entitled to long-term share-based compensation, as detailed below.

9.10.3	ATR’s share-based compensation plans

9.10.3.1	ESOP

According to an officers and employees’ share option plan (ESOP) from 2009 (the scope of which was increased in 2010), as of December 31, 2011, ATR may grant to its key employees up to 6.5 million share options, mostly with a maximum exercise period of 5 years and subject to vesting periods of 3 years. As of December 31, 2011, 5.4 million share options granted to key employees have yet to be exercised. These are exercisable at an average price of EUR 2.99 per share.

9.10.3.2	Restricted share plan

In May 2011, ATR’s Board of Directors adopted a restricted share plan that allows ATR’s directors to choose to receive ordinary shares of ATR in lieu of the directors’ compensation they are entitled to up to their annual compensation amount, whereby under certain circumstances ATR may refuse to grant shares. Shares will be allotted at a price per share calculated based on the share’s price in the 30 trading days preceding the allotment. As of December 31, 2011, 24,260 shares were allotted under this plan.

9.11.	Credit and financing[55]

9.11.1	Convertible debentures—In January 2011, ATR repurchased its remaining convertible debentures, with par value of EUR 20 million.

9.11.2	Mortgages—The balance of ATR’s loans which are secured by pledges was EUR 315.9 million (approximately NIS 1,560 million) as of December 31, 2011 (approximately EUR 86.4 million as of December 31, 2010). These loans bear interest at an annual average weighted rate of 4.3%.

9.11.3	Debentures—As of December 31, 2011, ATR’s debentures balance (that are unsecured by pledge)_amounts to EUR 242.8 million (approximately NIS 1,199 million) (value in ATR’s books which does not include adjustment upon acquisition). The debentures bear interest at an annual rate ranging between 2.7% and 6.0%, (a weighted average of 4.5%) and are redeemable in the years 2013-2017.

In October 2011, Fitch announced that it is raising the credit rating of the long-term debentures to BB+ (positive outlook). It further ratified the B credit rating for the short-term debentures.

In October, 2011, S&P announced that it is raising the credit rating of the long-term debentures by one level to BB+ (stable outlook), and ratifying the B credit rating for the short-term debentures.

[55]	The data set out in this section is related to ATR’s share of the credit and financing and does not include the Company’s share in the said credit and financing.

9.11.4	Summary of balances

The following table presents long-term credit and loans received by ATR to finance its operations, as of December 31, 2011:

	Balance (EUR in thousands)	Weighted interest rate (*)	Average repayment period (years)
Secured loans from financial institutions at fixed interest(**)	261,329	4.45%	6.26
Secured convertible debentures at variable interest(***)	176,927	4.31%	4.21
Secured debentures at fixed interest(***)	65,899	5.02%	3.21
Secured loans at variable interest(***)	54,605	3.85%	5.96
Total	558,760	—	—

(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Loans for specific use, taken to finance ATR’s real estate properties.
(***)	Loans not designated for specific use by ATR.

9.11.4.1	Financial covenants

Some of the mortgages granted to ATR and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2011 and through the approval date of this report, ATR and its subsidiaries are in compliance with all the specified covenants.

10.	Initiation, development, management and construction of real estate projects[56]

10.1	As of the date of this report Gazit Development (in which the Company owns 75% of the share capital and voting rights) owns 100% of the share capital and voting rights in Acad. Until June 2011, the Company owned, through a wholly owned subsidiary, 50% of the share capital of Acad. For details regarding the acquisition of shares in Acad by a wholly owned subsidiary of the Company in April 2011 and their sale to Gazit Development in June 2011, refer to section 1.1.16 above. Acad engages mainly in owning, directly and indirectly, 73.8% (71.1% on a fully diluted basis) of the share capital and voting rights in Dori. Other than its said interests in Dori, Acad also operates as a contractor in Nigeria, and in February 2012 it entered into an agreement with a third party for the sale of its interests in its Nigeria operation, Acad is also the part-owner of rights in an income-producing property in Israel. Dori and its subsidiaries are referred to below as “Dori Group”.

10.2	Dori Group engages mainly in the management and construction of contractual real estate projects and in the initiation, development, construction and sale of real estate projects, in Israel and Eastern Europe (mainly in Poland), and. owns indirectly 11.25% of the shares of Dorad Energy Ltd. (“Dorad”), which is constructing a private power station that is fueled by natural gas in the Ashkelon area and will operate it. In addition, Dori Group owns exclusively or jointly, and manages, several income-producing properties in Israel and abroad. The G.L.A. and/or revenues from these properties are negligible relative to Dori Group’s total scope of operations.

10.3	Within the framework of the reorganization of Dori Group, in January 2008, a part of Dori’s activity involving the management and construction of contractual projects, as well as equipment and some employees of Dori Group’s in its capacity as a construction contractor, were transferred to U. Dori Construction Ltd. (“Dori Construction”). In February 2010, Dori Construction’s shares were initially listed on the Tel Aviv Stock Exchange Ltd. Immediately prior to the publication date of the report, Dori owns 71.22% of Dori Construction’s share capital, and is its controlling shareholder. Dori and Dori Construction are party to an agreement which governs their activities with regards to initiation and construction operations, as well as to a services agreements in accordance with which Dori provides management services to Dori Construction.

[56]

Until April 2011, Dori’s financial statements were consolidated in the Company’s financial statements according to the proportionate consolidation method. Following the acquisition of the rest of the interests in Acad on April 2011, Dori’s financial statements are fully consolidated in the Company’s. The accounting data in this section are Dori’s (100%).

10.4	In October 2011, Gazit Development informed Dori Group that it is conducting initial checks aimed, inter alia, at examining the possibility of increasing the efficiency of Gazit Development and of Dori Group, including by way of structural changes, consolidation of activities and/or introduction of additional partners. The notice clarified that the feasibility of these actions depends on the occurrence a number of elements that have yet to take place, and that a comprehensive discussion of the matter has not been held yet nor has the Board of Directors of Gazit Development and/or the Company taken any decision in this matter. As of the date of the report, there is no certainty that any decisions will in fact be made in this matter.

10.5	Market characteristics and macro-economic environment

For details about macro-economic parameters for Israel and Poland, where most of Dori Group’s activity is focused, refer to section 11.1.3 below and to section 9.4 above.

10.6	Dori Group’s fields of operation

Presented below is a description of Dori Group’s fields of operation:

10.6.1	Activity as a construction contractor

10.6.1.1	Within the framework of this field of activity, Dori Group operates, mainly through Dori Construction and wholly owned and related companies, as a contractual company that engages in the management and implementation of complex contractual projects in various sectors such as residential, hotels, public, senior housing, offices, shopping centers, industrial building, military camps and combined buildings, as well as in performing the finishing of buildings and operating various systems that support construction activities and management for third parties.

10.6.1.2	In its operations as a construction contractor, Dori Group has a large number of project customers. Its primary customers are real estate companies, business entities, acquisition groups, business companies, government corporations, private customers and entities that require finishing or redevelopment works. In the majority of the projects, the consideration is set based on quantities measured or as a lump sum (namely, total consideration up to completion of the projects as defined), and in a few instances the consideration is set at cost plus.

10.6.1.3	Its construction services involve both the industrial method and the conventional method. Dori Construction is proficient in industrial construction and uses innovative and advanced construction technologies. It owns unique construction equipment that gives it a competitive advantage, mainly in the construction of complex projects, including luxury towers, combined facilities and security facilities. Dori Construction does both foundation and finishing work, the main part of the construction work. It is proficient in finishing work in a wide variety of fields of activity, in a variety of scopes and at a high level of complexity. In addition, the Group provides consultancy and management services for construction work.

10.6.1.4	Dori Group’s order backlog in this field of operation as of December 31, 2011 amounts to NIS 3,415 million, and through the publication date of this report it amounts to NIS 3,445 million.

10.6.1.5	In this field of operation, Dori Group engages dozens of suppliers and subcontractors for various works, as well as engineering services suppliers. The availability of most of the main raw materials used in this field of operation is high, and they are sourced in Israel. Such factors affect the prices of Dori Constructions’ engagements with construction contractors, as well as its profitability.

10.6.1.6	This field of operation is characterized by numerous competitors. There are many contractors who engage in finishing work at small scopes, however Dori Construction has a competitive advantage in the construction of complex projects, as well as a significant advantage in the provision of services in an all-inclusive package. Dori assesses that Dori Construction has a substantial share in the high-rise buildings sector, and especially luxury towers.

10.6.1.7	The average credit from suppliers in this field of operation in 2011 amounted to NIS 504 million, and the average payables days outstanding stood at 118. The average credit given to customers in this field of operation in 2011 amounted to NIS 414 million, and the average receivables days outstanding stood at 128.

10.6.2	Initiation activity

10.6.2.1	Within the framework of this field of operation, Dori Group engages mainly in the initiation, development, construction and sale of real estate projects in Israel, mainly residential, as well as in the initiation and development of residential projects in Central and East European countries, mainly in Poland. In addition, the Group engages in the location, planning and development of land, and in the marketing and sale of land in Israel and abroad.

10.6.2.2

Dori Group began its real estate initiation activity in Poland in 2000, with additional partners. As of the date of this report, Dori Group operates in this field through ITR—Dori B.V. (“ITR”) (50%)[57], which owns 64.22 % of the share capital and voting rights in Ronson Europe N.V., a company incorporated in the Netherlands, whose shares are listed on the Warsaw Stock Exchange (WSE) in Poland (“Ronson Europe”).

10.6.2.3	Dori Group’s activity in Bulgaria is carried out through foreign companies wholly owned by a Cypriot company, half of the issued and paid up capital of which is owned by Dori, while the remainder is owned by a third party that has entered into a shareholders’ agreement with Dori. In August 2011, Dori Group entered into an agreement (that, as Dori was notified, was approved by the Tel-Aviv Yafo District Court) with the temporary receiver appointed for the third party, inter alia, for transfer of their interests in the Cypriot company to the third party, against the transfer of shares of companies wholly owned by the Cypriot company to Dori, and assignment of the shareholders’ loans extended to these companies. Furthermore, the proceeds of the sale deriving from the liquidation of the third party will be transferred to Dori.

10.6.2.4	Dori Group purchases from time to time rights in real estate, as part of initiation projects.

10.6.2.5	Dori Group’s customers in the residential construction field are apartment buyers from the general public, who create demand in the various construction areas. Dori Group’s customers in the commercial and office premises construction field are diverse business customers from the public, depending on the designation of the property under construction. Dori Group maintains contact with its customers throughout the project until the property is delivered, and where it also serves as the construction contractor it provides maintenance and a warranty.

10.6.2.6	Presented below are details of Dori Group’s residential properties under construction as of December 31, 2011[58]:

Country	No. of units	Construction area (square meters)	No. of sold units as of December 31, 2011	Income recognized until December 31, 2011 (NIS in thousands)	Accrued cost as of December 31, 2011 (NIS in thousands)
Israel	1,247	260,449	189	—	566,651
Poland	2,845	195,143	436	208,493	328,617
Bulgaria	93	11,368	42	20,916	9,014
Slovakia	185	14,657	—	—	24,564

10.6.2.7	As of December 31, 2011, Dori Group is engaged in the planning, construction and sale of 50 projects comprising 5,400 residential units, and 44 thousands square meters of commercial space of which 2,300 residential units are under construction (some by Dori). The order backlog as of December 31, 2011 and immediately before the report date amounts to NIS 466 million and NIS 484 million, respectively.

[57]	The remaining share capital of ITR is owned by a third party, with which Dori Group has a shareholders’ agreement.
[58]	The details pertain to Dori’s share.

10.6.2.8	Dori Group markets the residential apartments and commercial buildings that it builds in Israel using its local marketing framework, and through local real estate agents and an external marketing and sales company.

10.6.2.9	The average credit from suppliers in this field of operation in 2011 amounted to NIS 18.7 million, and the average payables days outstanding stood at 99. Credit to buyers is governed by the various agreements, and when a purchase agreement is signed Dori Group usually receives 7%-15% of the agreement’s worth. The remaining consideration receivable from customers under agreements for the sale of units in initiation projects amounted in 2011 to NIS 24.8 million and the average receivables days outstanding granted to the said customers in 2011 was 130.

10.6.2.10	This field of operation (including in Europe) is also characterized by numerous competitors, including public and private real estate companies, and in recent years also acquisition groups. The majority of the competition is between geographically adjacent projects. Dori Group believes that its share in this field of operation in Poland is substantial, due to the quality of its work and its reputation in that country.

10.6.3	Dorad Energy—construction of a private power station

10.6.3.1	Dori Group is a partner (11.25%), through Dori Energy Infrastructures Ltd. (in which Dori Group owns 60% of the share capital; “Dori Energy”), in a project for the construction and operation of a private power station with a capacity of about 800 MW, in the Ashkelon region, through Dorad. The station will be fueled by natural gas as the main fuel and diesel oil as the backup fuel.

The remainder of Dori Energy’s shares (40%) are owned by a private company owned by a third party, Alumei Green Energy Ltd. (“Alumei Energy”), which holds an option to increase Alumei Energy’s interests in the share capital of Dori Energy up to 50%. In addition, Dori and Alumei Energy are party to a shareholders’ agreement which regulates their relationship as Dori Energy’s shareholders, came into force.

As of the report date, Dori Energy owns 18.75% of Dorad’s share capital.

10.6.3.2	Dorad holds a conditional license for the construction of a power station in Ashkelon, that will be fueled by natural gas. The conditional license was granted in February 2010 for a period of 54 months, subject to Dorad meeting the fundamental conditions and provisions of the conditional license. If Dorad complies with all the conditions included in the conditional license, mainly: financial closing (namely signing of all financing agreements required to finance the construction of the power station and compliance with the preliminary conditions for the provision of financing under by virtue thereof), it will be granted a permanent production license. Within the framework of the license, the license holder undertakes to maintain its equity at no less than 20% of the value of the facility. Dori undertook toward the Public Utility Authority—Electricity, to provide 18.75% of the aforesaid capital, and signed a corresponding letter of commitment in the amount of NIS 110 million.

As of the date of the report, Dorad has began the construction of the power station. The estimated construction completion date is the end of 2013.

10.6.3.3

For its operation, Dorad entered into a series of agreements, including a shareholders’ agreement (which regulates a variety of issues, including with regard to the interests of Dorad’s shareholders in Dorad’s shares, their investments in Dorad, Dorad’s financing and management, and its operations), an agreement for the purchase of natural gas with East Mediterranean Gas Company[59] (EMG) and an agreement for the transport of natural gas, agreements for the construction of the power station, an agreement for the provision of infrastructure and energy services with Israel Electricity Corp., etc. In addition, In November 2010, Dorad entered into financing agreements (amended in January 2010) with banks and institutional bodies for the provision of credit and financial means for the construction of Dorad’s power station, at up to 80% of the total cost of the project; where the balance will be financed by the Dorad’s shareholders pro rata to their share in Dorad’s equity. The said financing will be provided in installments in accordance with milestones and subject to conditions precedent specified in the financing agreements. According to the agreements with the financing entities, the estimated cost of the project is NIS 4.5 billion. Within the framework of the financing agreements, the entire share capital of Dorad was pledged in favor of the financing bodies. Dori and Dori Energy undertook, jointly and severally, to provide Dori Energy’s share in the shareholders’ equity. Until the report date, Dori Energy’s total investment in Dorad is NIS 184 million in cash and through a bank guarantee (of which Dori’s share is NIS 110 million).

[59]

To the best of Dori’s knowledge, the operation of the gas pipe and transport of the gas entails many risks, including explosion or terror attacks, and the gas supply is affected by EMG’s substantial dependence on the natural gas supplier owned by the Egypt and its government. Accordingly, escalation in the political-security situation and/or in the relationship between Dorad and EMG could cause disruptions in, or the stoppage of, the supply of natural gas to Dorad.

10.6.3.4	In January 2011, once the conditions precedent in the financing agreements were met, the first withdrawal was made of financing capital under the financing agreements, in the amount of U.S.$ 151 million (approximately NIS 577 million), and Dori Energy placed its entire share in Dorad’s equity (capital and bank guarantees), as it had undertaken to do above. As of December 31, 2011, the total financing amount extended by the financing bodies to Dorad was NIS 836 million. In addition, in order to comply with the equity requirements under the contingent license, in 20111 Dorad allotted additional shares to its shareholders, pro rata, against the conversion of shareholders’ loans in the amount of NIS 171.9 million (following which there was no change in the pro rata interests of Dorad’s shareholders).

10.6.3.5	As of the date of the report, Dorad has entered into agreements for the sale of electricity with several government and private bodies, for the supply of 40% of the estimated output of the power station. The electricity supply agreements are at reduced rates relative to the rates paid by electricity consumers as set by the Public Utilities Authority – Electricity. The term of agreements is contingent, inter alia, at the electricity supply commencement date and additional dates, and are for terms of 6-20 years.

10.6.3.6	As of the date of the report, Israel Electricity corp. is the principal electricity supplier in Israel, and to the best of Dori’s knowledge, there are no other private electricity suppliers that compete with Dorad and that have began to generate electricity in accordance with existing regulation or according to a specific rate.

10.6.3.7	Since November 2010, Dorad and Dori are party to an initiation agreement regarding the construction of the power station and provision of management services with respect thereto. In addition, in June 2011, Dori and Dori Construction entered into an agreement for civil engineering works toward the construction of the power station, according to which Dori Construction will serve as Dori’s subcontractor in consideration of U.S.$ 52 million.

10.6.3.8	Dori’s investments in Dorad and maintaining this investment could have a material effect on the results of operations of Dori Group and its financial position, subject to Dorad’s compliance with the conditions of the conditional license and its targets, including from the aspect of the construction, operation and sales costs of the power station.

10.7	Human capital

10.7.1	As of December 31, 2011, Dori Group employed 680 people. In addition to employees employed on a permanent basis, Dori Group uses manpower agencies to employ a small number of employees on a casual basis, according to its needs. In addition, Dori Group uses, on a casual basis, the services of manpower companies employing foreign workers.

Most of Dori Group’s employees sign a document that regulates their employment terms and specifies whether the employee is paid by the hour or receives a monthly salary, and his eligibility for convalescence pay and annual leave. Dori Construction’s construction employees are also subject to the general collective labor agreement in the construction, infrastructures, mechanical engineering equipment, public works and renovation sectors, which regulates and updates the employment terms of employees in these sectors.

10.7.2	Dori and Dori Construction customarily provides incentives and rewards their employees, from time to time, including based on their meeting performance goals. Officers in Dori are entitled to bonuses in accordance with their personal employment terms. In addition, Dori and Dori Construction grant their employees, from time to time, loans that are index-linked and bear fixed annual interest; as of December 31, 2011, the balance of these loans amounted to NIS 1.8 million. Dori and Dori Construction maintain option plans for their employees, as well as for employees of their parent companies and or their subsidiaries and related companies, pursuant to which approximately 1.905 and 2.48 million share options have been allotted, respectively.

10.8	Credit and financing

General

10.8.1	Dori Group finances its current operations mainly through loans from banks, institutional entities, its controlling shareholders, supplier credit and cash flows from operating activities and from its equity, which as of December 31, 2011 amounts to NIS 406 million and finances 20% of its properties. In addition, Dori Group finances its operation through the issuance of securities. The banking and institutional credit is granted against the encumbrance of fixed assets and their returns, or with no encumbrance. In projects in which it is the initiator, Dori Group usually enters into support agreements with banks, which assures that it will receive bridge credit facilities. These financial support agreements require Dori to pledge to the banks all its rights in the project, to provide to the banks its contracts with its subcontractors and suppliers, to pledge to the banks the bank accounts of the project and to obtain the banks’ approval to withdraw funds from these accounts. At time, in projects in which Dori Group acts as the construction contractor, the proceeds from the customer are the only source of finance, and at times Dori Group receives bank loans that serve as working capital.

Dori places at the disposal of Dori Construction and its subsidiaries and related companies, from time to time, credit facilities and/or guarantees, which at the report date amount to NIS 450 million.

The credit restrictions imposed on Dori Group are with regard to specific projects, and are restrictions undertaken by the Group by virtue of the bank support agreements for these projects, as is the accepted practice.

10.8.2	Share capital issuance—In January 2012, Dori completed a rights issue for its shareholders, in which it allotted 20.2 million ordinary shares, representing 14.9% of its total issued share capital, after the allotment thereof, for a total (gross) consideration of NIS 27,281 thousand. Within the framework of this issuance, Dori allotted to Acad 15,014,178 ordinary shares of Dori in a total amount of NIS 20.3 million. As a result of the rights issue, Acad’s interest in Dori increased to 73.9%.

Credit facilities

10.8.3	As of December 31, 2011 and through the date of this report, the total amount of Dori Group’s credit facilities in Israel (including financial credit and guarantees) amounted to NIS 2,120 million (including financial facilities in the amount of NIS 270 million and guarantees, in the amount of NIS 1,850 million) and NIS 2,121 million (including financial facilities in the amount of NIS 269 million and guarantees in the amount of NIS 1,852 million), respectively. The total credit amount utilized as of December 31, 2011is NIS 1,120 million (including financial credit in the amount of NIS 169 million and guarantees in the amount of NIS 951 million).

10.8.4

The credit amounts of Dori with banks are adjusted to Dori’s changing needs. In return for debentures, credit and additional bank services provided to Dori Group, Dori Group has undertaken to comply with the following financial covenants: the ratio of Dori’s debt[60] to its CAP[61] is not to exceed 70%; a ratio of equity to assets of 15%, according to Dori’s consolidated financial statements; total cash and short-term deposits of at least NIS 40 million, according to Dori’s stand-alone financial statements; a ratio of equity to total assets of 10%, according to Dori’s consolidated financial statements; a ratio of equity to assets of 15%, according to Ronson Europe’s consolidated financial statements; the total equity of Dori Construction (excluding minority rights) is not to fall below NIS 100 million; the ratio of Dori Construction’s equity to its total assets is not to fall below 18%, excluding minority rights; the ratio of equity of Dori Construction to its total assets, including minority rights, capital note and shareholders’ equity, is not to fall below 10%; the ratio of the equity of Rom Geves Casing and Covering (1997) Ltd. to its total assets, including minority rights, capital note and shareholders’ equity, is not to fall below 20%. As of December 31, 2011, Dori Group is in compliance with the aforesaid financial covenants.

[60]	For this purpose, “debt” includes short term debt and the current maturities of long term loans, long term debt and operational leasing liabilities.
[61]	For this purpose, “CAP” means debt plus the total equity in the balance sheet (excluding minority rights) plus long term deferred taxes in the balance sheet.

Summary of balances

10.8.5	Presented below are data regarding short-term credit bearing variable interest:

Change mechanism	Interest range in 2011	Effective interest range in 2011	Credit amount in NIS thousands as of December 31, 2011
Short-term loans and credit - unlinked	4.95%-6.25%	4.81%	95,262

10.8.6	Presented below are data regarding long-term loans and credit bearing variable interest:

Change mechanism	Interest range in 2011	Effective interest range in 2011	Credit amount in NIS thousands as of December 31, 2011
Long-term loans and credit – linked to the CPI	5.3%	5.3%	3,018
Long-term loans and credit – unlinked	5.65%-6.75%	5.65%-6.75%	5,052
Long-term loans and credit – linked to the Zloty	6.87%-9.36%		68,484

Off-bank credit

10.8.7	As of December 31, 2011, Dori’s debenture balance amounts to NIS 423.3 million, and they are rated A3 (stable outlook) (Israeli rating scale) by Midroog Ltd. in accordance with a rating report dated August 28, 2011. On January 19, 2012, Midroog Ltd. ratified the aforesaid rating. In addition, as of December 31, 2011, Ronson Europe’s debenture balance (100%) amounts to PLZ 86.3 million (approximately NIS 96.3 million).

10.9	Credit and financing of Acad

10.9.1	The following table presents short-term credit and loans received by Acad to finance its operations, as of December 31, 2011:

	Balance (NIS in thousands)	Weighted interest rate (*)
Unlinked loans	47,685	5.50%
Total	47,685	—
(*)	The effective interest rate is not materially different from the weighted interest rate.

10.9.2	Financial covenants

All of the loans and credit lines granted to Acad and its wholly owned subsidiaries in the ordinary course of business require compliance with financial and other covenants, including the following:

10.9.2.1	The ratio of debt to collateral is not to exceed 55%;

10.9.2.2	The collateral is to be maintained at a minimum market value;

As of December 31, 2011 and through the approval date of this report, Acad and its subsidiaries are in compliance with all the prescribed covenants.

10.10	Principal risk factors

The risk factors that may impact Dori Group are mainly general changes in the economy with respect to residential construction inputs, land supply and availability, and the demand for apartments and their prices; changes and/or worsening of the geo-political situation, which could impact the economy as a whole and the real estate sector in particular, including cause a decline in the demand for apartments and increase in the prices of construction inputs; government policy, including with regard to the marketing of land owned by the Israel Lands Administration, and the scope of benefits for apartment purchasers, as well as with regard to matters related to the availability of foreign workers, taxation, construction and real estate licensing and planning processes; increases in the residential construction inputs prices; increases in the labor wages input; increases in raw material prices and their availability; increases in financing expenses; interest rate fluctuations and significant increase in the consumer price index; financing difficulties due to changes in the requirements of banks and the increased uncertainty in the capital market; the security situation in Israel; earthquake damage with respect to which Dori Group is required to pay excess insurance; international market risks pertaining to Dori Group’s activity in Eastern Europe, mainly exchange rate fluctuations, partial adjustment of real estate prices to the input prices, and risks deriving from the political and economic situation in these countries; dependence of Dori Construction’s classification as a contractor on Dori Group’s classification as a contractor (which Dori Construction is attempting to remove); investment in the power station construction project through Dorad, that entails uncertainty and risk with respect to the return of the investment, the project’s profits and the yield for the Group.

11.	Supplementary activities of the Company that do not comprise a separate segment

11.1	Gazit Development

11.1.1	General

11.1.1.1	The Company has been operating in Israel in the income-producing property sector through the subsidiary Gazit Development, in which the Company owns 75% of the share capital. As of December 31, 2011, Gazit Development owns 10 income-producing properties, one property under development and a number of plots of land for future development in Israel. In addition, Gazit Development owns one income-producing property in Bulgaria and a number of plots of land for future development in Bulgaria and in Macedonia (Gazit Development’s properties in Bulgaria and Macedonia are owned through wholly owned subsidiaries (with the exception of two properties in which it owns 75% and 50%, respectively, while the remainder is owned by third parties) (“Gazit Development (Bulgaria)”).

11.1.1.2	In June 2011, Gazit Development purchased all of Acad’s shares as well as the balance of the loans extended to Acad, for a total consideration of NIS 200 million. For details regarding the acquisition of Acad’s shares, refer to section 1.1.16 above. For details regarding Acad’s activity (including through its interests in Dori’s shares, refer to section 10 above).

It is clarified that the data in this section 11 does not include Acad’s activity, which is provided separately.

11.1.2	For details of the shareholders’ agreement regarding Gazit Development, refer to section 24.7 below.

11.1.3	Economic data regarding geographic regions

11.1.3.1	The table below provides the macro-economic characteristics[62] of Israel, where Gazit Development conducts most of its operations:

	Israel
	As of December 31,
Macro-economic parameters	2011	2010
Gross domestic product (PPP)	U.S.$ 235.5 billion	U.S.$ 219.95 billion
GDP per capita (PPP)	U.S.$ 31,005	U.S.$ 29,605
GDP growth rate (PPP)	7.05%	6.05%
GDP growth rate per capita (PPP)	4.74%	3.77%
Inflation rate	3.43%	2.69%
Yield on long-term government debt[63]	2.96%	2.94%
Rating of long-term government debt[64]	A+/A1	AA-/A1
Exchange rate of local currency to U.S.$ as of December 31[65]	NIS – U.S.$ 0.2626	NIS – U.S.$ 0.2818

[62]	Unless stated otherwise, the data provided in the table are based on the IMF—World Economic Outlook Database, September 20, 2011.
[63]	According to Bank of Israel data with respect to 30-year debentures as of December 31, 2011 and December 31, 2010 (www.bankisrael.com).
[64]	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
[65]	According to Bank of Israel data.

11.1.4	Principal aggregate data about Gazit Development’s properties

The table below provides principal data about Gazit Development’s investment property as of December 31, 2011 and as of December 31, 2010:

	As of December 31
	2011	2010
Total G.L.A. of income-producing properties (consolidated) (in square meter thousands)	128	118
Total G.L.A. of income-producing properties (Company’s share) (in square meter thousands)	96	89
Fair value of income-producing properties (consolidated) (in NIS thousands)	2,309,519	2,113,962
Fair value of income-producing properties (Company’s share) (in NIS thousands)	1,732,139	1,585,471
NOI of the properties of the field of operation (consolidated) (per year, in NIS thousands)	148,973	116,071
NOI of the properties of the field of operation (Company’s share) (per year, in NIS thousands)	111,730	87,053
Average monthly rent per square meter (in NIS)	97.05	89.8
Actual average occupancy rate(*)	For 2011: 99.0%	For 2010: 97.2% As of December 31, 2011: 97.0%
Number of income-producing properties	11	12

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

11.1.5	Expected rental income from lease agreements entered into

Period of recognition of income	Income from fixed components (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2012	147,108	74	9
2013	142,372	37	4
2014	138,069	38	2
2015	134,947	61	4
2016 and thereafter	1,052,417	476	109
Total	1,614,914	686	128

11.1.6	Aggregate data about properties under construction of Gazit Development

The table below provides aggregate data about Gazit Development’s investment properties that were classified as properties under construction in the Company’s financial statements:

	For the year ended December 31
	2011	2010
Number of properties under construction at the end of the period	1	2
Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	5	20
Total costs invested in the current period (consolidated) (in NIS thousands)	5,695	112,184
The amount at which the properties are stated in the financial statements at the end of the period (in NIS thousands)	29,000	145,820
Construction budget during the subsequent period (estimate) (consolidated) (in NIS thousands)	8,000	41,000
Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in NIS thousands)(*)	—	60,000
Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	0%	50%
Expected annual revenue (estimate) (consolidated) (in NIS thousands)	—	16,000

(*)	The datum refers to the estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreement have been signed with respect to 50% or more of their total G.L.A.

11.1.7	Aggregate data about Gazit Development’s plots of land

The table below provides aggregate data about Gazit Development’s plots of land in Israel (that are classified in the Company’s financial statements as investment property):

	For the year ended December 31
	2010	2010
The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in NIS thousands)	Israel – 165,837 Bulgaria and Macedonia – 351,120	Israel – 177,695 Bulgaria and Macedonia – 334,270
The total area of plots of land at the end of the period (in square meter thousands)	Israel – 41 Bulgaria and Macedonia – 573	Israel – 53 Bulgaria and Macedonia – 573

11.1.8	Acquisition and sale of properties

The table below provides data about properties sold and acquired by Gazit Development in each of the years 2011; 2010 and 2009:

		For the year ended December 31
		2011	2010	2009
Properties sold(*)	Number of properties sold during the period	5	4(*)	—
	Proceeds from properties sold during the period (consolidated) (in NIS thousands)	252,736	603,423	—
	Area of properties sold during the period (consolidated) (in square meter thousands)	16	30 thousand square meters and 20 thousand square meters of land	—
	NOI of properties sold (consolidated) (in NIS thousands)	18,629	42,385(**)	—
	Profit (loss) recorded from the sale of properties (consolidated) (in NIS thousands)	(95)	(106)	—
Properties acquired	No properties were acquired during these periods.

(*)	The data for 2010 includes the sale of 49% of the rights in three income-producing properties and 53% of the land rights.
(**)	Includes a property that began producing income in 2009 and the NOI with respect thereto, which has been calculated assuming full occupancy.

GAZIT-GLOBE LTD. - CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS

11.1.9	Material investment properties

The table below provides details of material investment properties of EQY(*)(**)

				Information item
				Carrying value at the end of the period (consolidated)	Fair value at the end	Rental revenues during the period (consolidated)	Actual NOI during the period (consolidated)		Adjusted	Revaluation	Occupancy rate at		Average rent for the year per square			Additional assumption underlying the appraisal
Property name and characteristics				(in NIS thousands) ***	of the period (in EUR thousands)	(in EUR thousands)	(in EUR thousands)	Rate of return	rate of return	gains (in EUR thousands)	the end of the period		meter (in EUR)	Appraiser	Appraisal model used	Required rate of return
	Main use Functional currency	Commerce NIS	2011	419,301	783,760	49,965	51,564	6.6%	6.8%	35,235	88	%****	1,426	Conforty, Raviv, Ziser	Income (DCR)	7.41%
G Kfar Saba	Original cost (in EUR thousands)	396,806	2010	Stage A - 309,200 Stage B - 96,420	Stage A - 605,400 Stage B - 105,700	40,567	40,329	6.7%	7.0%	Stage A - 12,609 Stage B - 9,659	94%		1,417	Dovert	DCR	7.60%
	Company’s share	38.3%	2009	Stage A - 569,000 Stage B - 54,400	Stage A - 590,000 Stage B - 54,400	22,393	16,189	3.7%	6.4%	Stage A - 249,897 Stage B - 19,369	80%		1,463	Ulpiner	DCR	7.62%

(*)	In accordance with the Investment Property Guideline; the property is stated as a material property as in the annual financial statements for 2010 it was a very material property, since the revaluation profits attributed to this property in 2009 represented over 10% of the total consolidated revaluation profits in 2009 as well as over 4% of the total equity of the Company in 2009.
(**)	The Company does not have data regarding the average proceeds per meter in the said properties.
(***)	Represents the Company’s share in the property.
(****)	Includes a floor in this property which is in the process of initial population and leasing negotiations. Neutralizing the data in respect of this floor would result in a occupancy rate of 100% as of the report date.

GAZIT-GLOBE LTD. - CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS

11.1.10	Human capital

11.1.10.1	As of December 31, 2011, Gazit Development (and its wholly owned subsidiaries) has 66 full-time employees (63 employees in 2010), as follows: headquarters –- 26 employees; property management and operation – 40 employees.

11.1.10.2	The said employees are employed under personal contracts, and are usually entitled to a base salary, customary social benefits and bonuses, at management’s discretion.

11.1.11	Credit and financing

Gazit Development finances its investments in properties mainly through Company financing (including in accordance with the Company’s undertakings under the agreement for the establishment of Gazit Development, as referred to in section 24.7 below) and, to a lesser extent, through financial institutions.

11.1.11.1	Shareholders’ loans—In addition to the Company’s investment of U.S.$ 85 million in Gazit Development, through a shareholders’ loan, as it had undertaken in the agreement for the establishment of Gazit Development, the agreement provides that to the extent that the company would require financing for its projects, the Company may extend to Gazit Development additional financing, in lieu of bank financing, under terms similar to bank financing terms that Gazit Development may obtain at the relevant loan grant date. This right was provided for initially in the founders’ agreement described in section 24.7 below, and its concrete terms were re-established in an agreement between the Company and Gazit Development, dated December 31, 2007. As of December 31, 2011, the balance of the Company’s loans to Gazit Development (both shareholders’ loans and loans in lieu of bank financing, as referred to above) amounted to NIS 1.9 billion (as of December 31, 2010 – NIS 2 billion and as of December 31, 2009 – NIS 2.3 billion). The aforesaid outstanding loans include credit in the amount of NIS 649 million extended by the Company to companies in the Gazit Development Group, according to a debenture allotment agreement entered into by the Company, Gazit Development and companies from the Gazit Development Group in August 2009. Pursuant to this agreement, the Company has extended credit to companies in the Gazit Development Group, in the amount of all the amounts raised by the Company within the framework of the issue to the public of debentures (series J) in February 2009 (the “Debentures”), that were secured by collateral provided in favor of the Debenture holders by companies in the Gazit Development Group. According to the terms of the agreement, the Company will extend to companies in the Gazit Development Group additional credit, in the amount of all the amounts that it may raise from an extension of the Debentures, if any, all on back to back terms to the credit to be extended to the Company in accordance with the terms of the Debentures, as issued, other than with regard to the interest rate.

In addition, in June 2011, the Company extended to Gazit Development a loan in the amount of NIS 105 million, within the framework of the sale of Acad’s shares by the Company to Gazit Development. The loan was granted until June 2013 (however, Gazit Development may elect early repayment in accordance with conditions set forth in the agreement), and bears interest at the rate of Gazit Globe’s financing interest plus 1%. The loan is secured by a pledge over Acad’s shares sold to Gazit Development.

11.1.11.2	Mortgages—The total of Gazit Development’s mortgage-secured liabilities (including commitments with respect to debentures series J) was NIS 1,033 million as of December 31, 2011 (as of December 31, 2010 – NIS 1,015 million). Their average interest rate is 5.8% (the effective interest rate is not materially different from the weighted interest rate), and their average repayment period is 5.09 years.

11.1.11.3	Credit facility—Gazit development has an unsecured revolving credit line from a bank in the total amount of NIS 60 million, of which Gazit development utilized NIS 26 million as of December 31, 2011.

11.1.11.4	Summary of balances

The following table presents long-term credit and loans (including current maturities, not including commitments for debenture J), all intended for specific use, which were received by Gazit Development from financial institutions to finance its operations, as of December 31, 2011:

	Balance (NIS in thousands)	Weighted interest rate (*)		Average repayment period (years)
Loans at fixed interest, unsecured by a pledge over properties	25,599	5.40%		0.75
Loans at fixed interest, secured by a pledge over properties	383,271	3.7%		3.0
Loans at variable interest, unsecured by a pledge over properties	7,471	—	(**)	0.5
Total	416,341	—		—

(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Linked only to the euro.

11.1.11.5	Financial covenants

Some of the loans granted to Gazit Development in the ordinary course of business, require compliance with financial and other covenants, including maintaining its equity at a minimum amount of NIS 180 million CPI indexed; maintaining its equity, including all shareholders’ loans, at no less than 25% of its total assets; maintaining a credit coverage ratio of at least 1.5 every quarter; and maintaining an unsettled net credit balance that will not exceed the value of the property every quarter.

Some of the mortgages granted to Gazit Development and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2011 and through the approval date of this report, Gazit Development is in compliance with all the prescribed covenants.

11.2	Gazit Germany

11.2.1	General

11.2.1.1	Since 2006, the Company operates in Germany through a series of wholly owned subsidiaries which, for convenience, are referred to in this report as “Gazit Germany”. As of December 31, 2011, Gazit Germany owns 7 income-producing properties (6 shopping centers and one other property) and land for future development.

11.2.2	Economic data regarding geographic regions

11.2.2.1	The table below provides the macro-economic characteristics[66] of Germany, where Gazit Germany conducts its operations (in U.S.$):

Macro-economic parameters - Germany	As of December 31
	2011	2010	2009
Gross domestic product (PPP)	U.S.$ 3,089.5 billion	U.S.$ 2,944.4 billion	U.S.$ 2,811.8 billion
GDP per capita (PPP)	U.S.$ 37,935.5	U.S.$ 36,081.3	U.S.$ 34,388
GDP growth rate (PPP)	4.93%	4.75%	(3.85%)
GDP growth rate per capita (PPP)	5.14%	4.96%	(3.56%)
Inflation rate	2.24%	1.15%	0.84%
Yield on long-term government debt[67]	1.93%	2.91%	3.14%
Rating of long-term government debt[68]	AAA/Aaa	AAA/Aaa	AAA/Aaa
Exchange rate of EUR to U.S.$ as of December 31[69]	1.2948	1.3253	1.4333

11.2.3	Principal aggregate data about Gazit Germany properties

The table below provides principal data about Gazit Germany’s investment property as of December 31, 2009, 2010 and 2011(*):

	As of December 31
	2011	2010	2009
Total G.L.A. of income-producing properties (in square meter thousands)	101	97	97
Fair value of income-producing properties (in EUR thousands)	196,968	193,748	184,350
NOI of the properties of the field of operation (per year, in EUR thousands)	11,802	11,393	10,476
Average monthly rent per square meter (in EUR)	11.7	11.8	11.4
Actual average occupancy rate(**)	For 2010: 93.0%	For 2010: 93.1%	For 2009: 94.3%
	As of December 31, 2011: 93.0%	As of December 31, 2010: 93.0%
Number of income-producing properties	7	7	7

(*)	Since the Company owns 100% of the share capital of Gazit Germany, Gazit Germany’s consolidated data and its data according to the Company’s proportionate share therein are the same.
(**)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

[66]	Unless stated otherwise, the data provided in the table are based on the IMF—World Economic Outlook Database, September 20,2011.
[67]	According to ECB (www.ecb.int) data with respect to 10-year debentures as of January 12,2011.
[68]	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
[69]	OandA (www.oanda.com).

11.2.4	Expected rental income from executed lease agreements

Period of recognition of income	Income from fixed components (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2012	67,634	39	4
2013	64,562	16	5
2014	60,392	21	6
2015	55,279	25	5
2016 and thereafter	347,968	311	73
Total	595,835	412	93

11.3	Aggregate data about Gazit Germany’s plots of land

The table below provides aggregate data about Gazit Germany’s plots of land (that are classified in the Company’s financial statements as investment property):

	For the year ended December 31,
	2011	2010
The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	3,616	3,609
The total area of plots of land at the end of the period (in square meter thousands)	18.3	18.3

11.3.1	Human capital

11.3.1.1	As of December 31, 2011, Gazit Germany has 15 employees (14 employees in 2010), as follows: management—one employee; finance and administration—4 employees; property management and acquisition—10 employees.

11.3.2	Credit and financing

Gazit Germany has long term loans from banks, all intended for specific use, that are secured by a pledge over its properties, in a total amount of EUR 112 million, bearing an effective weighted interest rate of 5.2% (the effective interest rate is not materially different from the weighted interest rate) (after the effect of defensive interest fixing transactions), and with an average repayment period of 3.8 years.

11.3.2.1	Financial covenants

Some of the loans granted to Gazit Germany in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2011 and through the approval date of this report, Gazit Germany is in compliance with all the prescribed covenants.

11.4	ProMed

11.4.1	General

11.4.1.1	ProMed owns and manages medical office buildings in the U.S., and among its properties are medical and research office buildings, located mostly in, or in proximity to, hospitals and university campuses.

11.4.1.2	In some of the medical office buildings owned by ProMed, it rents out areas to anchor tenants that are usually hospitals or other leading medical institutions that are economically sound. The anchor tenants constitute a focal point for other clinics, and in most cases their leases are for long periods.

11.4.1.3	ProMed’s properties are mostly managed by external service providers. The management services include maintenance services, and their costs are paid by the tenants, in accordance with the relevant lease agreements. The level of management fee charged is derived from the rent paid by the tenant, and from the size of the area leased. In addition, the tenants are required to bear a pro rata percentage of the management expenses (to cover the tenant’s participation in taxes, insurance and property maintenance costs). The percentage paid by each tenant out of the said expenses varies between tenants.

11.4.2	Economic data regarding geographic regions

For details about the macro-economic characteristics of the U.S., where ProMed conducts its operations, see section 6.4 above.

11.4.3	Principal aggregate data about ProMed’s properties

The table below provides principal data about ProMed’s investment properties, which are used, as aforesaid, as medical office buildings, as of December 31, 2011, 2010 and 2009 (*):

	As of December 31
	2011	2010	2009
Total G.L.A. of income-producing properties (in square meter thousands)	128	98	91
Fair value of income-producing properties (in U.S.$ thousands)	493,789	345,270	321,828
NOI of the properties of the field of operation (per year, in U.S.$ thousands)	28,742	24,337	23,339
Average monthly rent per square meter (in U.S.$)	26.90	24.50	25.7
Actual average occupancy rate(**)	For 2011 95.8% As of December 31, 2011: 96.9%	For 2010 95.6% As of December 31, 2010: 95.6%	For 2009: 97.4%
Number of income-producing properties	15	12	10

(*)	As the Company owns 100% of the share capital of ProMed, ProMed’s consolidated data and its data according to the Company’s proportionate share therein are the same.
(**)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

11.4.4	Expected rental income from executed lease agreements

Period of recognition of income	Income from fixed components (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2012	150,033	19	5.4
2013	144,981	26	6.1
2014	138,987	29	7.2
2015	119,955	21	18.2
2016 and thereafter	603,743	54	87.0
Total	1,157,699	149	123.9

11.4.5	Acquisition and sale of properties

The table below provides data about properties sold and acquired by ProMed in each of the years 2011, 2010 and 2009:

		For the year ended December 31,
		2011	2010	2009
Properties acquired	Number of properties acquired during the period	3	2	—
	Cost of properties acquired during the period (in U.S.$ thousands)	142,995	20,600	—
	NOI of properties acquired (in U.S.$ thousands)	11,973	1,533	—
	Area of properties acquired during the period (in square meter thousands)	30.9	6.8	—
Properties sold	No properties were sold during these periods.

11.4.6	Credit and financing

11.4.6.1	ProMed’s total mortgage-secured loans as of December 31, 2011 amounted to U.S.$ 304.9 million (approximately NIS 1,165 million), and bear fixed interest at an annual average weighted rate of 6.02%; as of December 31, 2010 and 2009, ProMed’s mortgage-secured liabilities totaled U.S.$ 195.6 million (approximately NIS 694 million) and U.S.$ 194 million (approximately NIS 733 million), respectively. The average maturity period of all loans is 4.53 years.

11.4.6.2	Financial covenants

Some of the loans granted to ProMed in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2011 and through the approval date of this report, ProMed and its wholly owned subsidiaries are in compliance with all the prescribed covenants.

11.5	GAA

11.5.1	General

GAA, through a wholly owned subsidiary, ProMed Properties (CA) Inc. (“ProMed Canada”), is the owner and operator of medical office buildings and buildings used for medical offices and retail in Canada, and engages also in the development and redevelopment of such properties. ProMed Canada’s properties are located mostly in, or in proximity to, hospitals. In addition, as of December 31, 2011, GAA owns 12.7% of EQY’s share capital and 11.4% of its voting rights.

As aforesaid in section 7.2 above, in August 2009, FCR distributed its entire interests in GAA (until that date, a wholly owned subsidiary of FCR) as a dividend in kind to FCR’s shareholders. After the said distribution, GAA was listed on the Toronto Stock Exchange (TSX). Prior to its listing, GAA purchased from a wholly owned subsidiary of the Company the entire share capital of ProMed Canada, through which the Group has operated since 2007 in the medical office buildings sector in Canada. The consideration for the aforesaid purchase of ProMed Canada amounted to C$ 17.2 million, and was paid mainly through the allotment of 3.6 million shares in GAA (and a cash payment in the amount of C$ 240 thousand). Once the purchase of ProMed Canada’s shares was completed, GAA entered with wholly owned subsidiaries of the Company into accompanying agreements, and inter alia it entered into an agreement with ProMed for the geographic delimitation of their activity in the medical office buildings sector.

As aforesaid, ProMed Canada’s properties are used mainly as medical office buildings, and the description in this section 11.4 below refers solely to this use.

11.5.2	Economic data regarding geographic regions

For details about the macro-economic characteristics of Canada, where ProMed conducts its operations, see section 7.4 above.

11.5.3	Principal aggregate data about ProMed’s properties

The table below provides principal data about GAA’s investment properties, which are used, as aforesaid, as medical office buildings, as of December 31, 2011, 2010 and 2009:

	As of December 31
	2011	2010	2009(*)
Total G.L.A. of income-producing properties (consolidated) (in square meter thousands)	101	15	11
Total G.L.A. of income-producing properties (Company’s share) (in square meter thousands)	63	10	7
Fair value of income-producing properties (consolidated) (in C$ thousands)	218,383	29,940	16,600
Fair value of income-producing (Company’s share) (in NIS thousands)	159,638	20,808	10,956
NOI of the properties of the field of operation (consolidated) (per year, in C$ thousands)	8,015	1,901	1,061
NOI of the properties of the field of operation (Company’s share) (per year, in NIS thousands)	5,859	1,321	700
Average monthly rent per square meter (in C$)	14.2	13.1	10.8
Actual average occupancy rate(**)	For 2011: 88.3%	For 2010: 84.3%	For 2009: 84.8%
	As of December 31, 2011: 88.4%	As of December 31, 2010: 9.50%
Number of income-producing properties	13	3	2

(*)	Includes the operation of ProMed Canada that was wholly owned by the Company.
(**)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

11.5.4	Acquisition and sale of properties

The table below provides data about properties sold and acquired by GAA in each of the years 2011, 2010 and 2009:

		For the year ended December 31
		2011	2010	2009
Properties acquired	Number of properties acquired during the period	10	1	—
	Cost of properties acquired during the period (consolidated) (in C$ thousands)	184,625	12,441	—
	NOI of properties acquired (consolidated) (in C$ thousands)	6,254	917	—
	Area of properties acquired during the period (consolidated) (in square meter thousands)	85.2	4.5	—
Properties sold	No properties were sold during these periods.

11.5.5	Human capital

11.5.5.1	As of December 31, 2011, GAA (and its wholly owned subsidiaries) has 12 employees, as follows: administration and finance—9 employees; investments and acquisitions—3 employees.

11.5.5.2	The said employees are employed by GAA under personal contracts, and are entitled to a base salary, various benefits (such as health insurance, life insurance etc.), performance-based annual bonuses and long-term share-based compensation.

11.5.5.3	GAA’s share-based compensation plans

Share option plan

Pursuant to this plan, as of December 31, 2011, GAA has a framework of 1,292,5 thousand share options for the acquisition of GAA shares, which are intended to be granted to directors, officers, employees and consultants, usually with a maximum exercise period of 10 years; exercise of the options is subject to vesting periods determined at the time of grant, usually over 3 years. As of December 31, 2011, 896.5 thousand share options had been granted and not exercised, and such share options are exercisable at an average price of C$ 6.24.

Restricted share unit plan and directors’ deferred share unit plan

GAA has a directors’ deferred share unit plan and a restricted share unit plan. Pursuant to the restricted share unit plan, GAA’s employees and its directors are granted units that confer on their holder the right to receive shares in GAA or their cash value (or a combination of the two), at GAA’s discretion. The restricted shares are subject to a vesting period of 3 years. Pursuant to the deferred share unit plan, directors may choose to receive their salary in share units granted under the plan. As of December 31, 2011, GAA has a framework of 175 thousand deferred share units, of which 103 thousand units were granted under the plan.

11.5.6	Credit and financing

Share capital issuances:

11.5.6.1	In May 2011, GAA completed the issue of rights to purchase 7.8 million units at a total amount of C$ 48.9 million. Each of the units comprised one share and a warrant for the purchase of one share at a price of C$ 6.30 per share. Each warrant included in these units is exercisable until November 30, 2016, at an exercise price of C$ 7.5 until April 14. 2014 and at an exercise price of C$ 8.5 per share thereafter, subject to certain adjustments, until the expiration date. Through December 31, 2011, none of the warrants allotted in the rights issue had been exercised. Within the framework of the issuance, a wholly owned subsidiary of the Company was allotted 6.2 million shares and 6.2 warrants, for a total consideration of C$ 39.3 million.

11.5.6.2	Mortgages— GAA’s total mortgage-secured liabilities as of December 31, 2011, amounted to C$ 92 million (approximately NIS 343 million) and bear interest at an annual average weighted annual rate of 4.87% (as of December 31, 2010, these liabilities amounted to C$ 9 million).

11.5.6.3	Additional financing from financial institutions and related parties—GAA has an unsecured revolving line of credit from a bank in the total amount of C$ 13.6 million, of which GAA utilized C$ 10 million (approximately NIS 37.4 million) as of December 31, 2011.

GAA has a credit line in the amount of C$ 22.1 million (approximately NIS 82.6 million). The credit line is secured by EQY shares and ends in 2014. The credit line bears variable annual interest at a weighted average rate of 3.78%.

GAA has loans secured by a pledge over shares of EQY in the amount of C$ 80.1 million (approximately NIS 301 million). The loans bear annual weighted average interest at a rate of 5.24%.

Within the framework of the distribution of GAA’s shares as dividend in kind to FCR’s shareholders, FCR extended a loan (unsecured) to GAA in the amount of C$ 36.6 million (approximately NIS 139.8 million) for 5 years, which is repayable in June 2014 (GAA has been granted an option to extend the loan for a further 5 years), and which bears interest at a fixed annual rate of 8.5%.

In January 2011, the Company, through a wholly owned subsidiary, and GAA entered into an agreement to provide a bridge loan in the amount C$ 40 million for a period of up to 6 months, which GAA used to acquire properties, and that was repaid, inter alia, from the consideration GAA received from a rights issue it carried out in May 2011, as described in section 11.5.6.1 above.

In October 2011 GAA entered, through a wholly owned subsidiary, into an agreement to provide an unsecured revolving credit line in the amount of up to C$ 20 million, which GAA would use to acquire future properties. The credit line is for one year and GAA may extend it by one more year on the same terms. As of December 31, 2001, the credit line was utilized in full.

11.5.6.4	As of December 31, 2011, GAA has revolving credit lines in the amount of U.S.$ 43 million, of which U.S.$ 28.1 million have been utilized. The credit lines are secured and terminate in 2013. The credit lines bear variable annual interest at a rate of 3.75%.

Summary of balances:

11.5.6.5	The following table presents long-term credit and loans received by GAA to finance its operations (not including loans from related parties), as of December 31, 2011:

	Balance (C$ in thousands)	Weighted interest rate (*)	Average repayment period (years)
Loans from financial institutions at fixed interest secured by a pledge over properties(**)	6.68	4.87%	91,851
Loans from financial institutions at variable interest secured by a pledge over properties(***)	2.09	4.54%	140,109
Total	—	—	231,960

(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Loans for specific use, taken to finance GAA’s real estate properties.
(***)	Loans not designated for specific use by GAA.

11.5.6.6	Financial covenants

Some of the loans granted to GAA and its wholly owned subsidiaries in the ordinary course of business, require compliance with financial and other covenants on an individual basis, with respect to concrete data pertaining to the specific property for which the loan was granted.

As of December 31, 2011 and through the approval date of this report, GAA and its wholly owned subsidiaries are in compliance with all the prescribed covenants.

11.6	Gazit Brazil

11.6.1	Since 2007, the Company operates in the shopping centers sector in Brazil through its wholly owned subsidiary (100%), Gazit Brazil. In 2008, Gazit Brazil began acquiring and developing properties in Brazil, and as of the report date, Gazit Brazil owns 4 shopping centers.

11.1.6.2	Macro-economic characteristics[70] (in U.S.$)

	As of December 31
Macro-economic parameters-Brazil	2011	2010	2009
Gross domestic product (PPP)	U.S.$ 2,309.1 billion	U.S.$ 2,181.7 billion	U.S.$ 2,010.3 billion
GDP per capita (PPP)	U.S.$ 11,845.8	U.S.$ 11,289	U.S.$ 10,499
GDP growth rate (PPP)	6.00%	8.73%	0.73%
GDP growth rate per capita (PPP)	5.08%	7.73%	(0.25%)
Inflation rate	6.59%	5.04%	4.31%
Yield on long-term government debt[71]	12.55%	12.38%	4.93%
Rating of long-term government debt[72]	BBB/Baa2	BBB-\Baa3	BBB\Ba1
Exchange rate of BRL to U.S.$ as of December 31[73]	0.5356	0.6002	0.5766

[70]	Unless stated otherwise, the data provided in the table are based on the IMF—World Economic Outlook Database, September 20, 2011.
[71]	According to Trading Economics, with respect to 10-year debentures as of July 2011.
[72]	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
[73]	OandA (www.oanda.com).

11.6.3	Principal aggregate data about Gazit Brazil’s properties

The table below provides principal data about Gazit Brazil’s investment property as of December 31, 2009, 2010 and 2011(*):

	As of December 31
	2011	2010	2009
Total G.L.A. of income-producing properties (in square meter thousands)	39.8	35.7	17.5
Fair value of income-producing properties (in BRL thousands)	243,892	240,598	83,400
NOI of the properties of the field of operation (per year, in BRL thousands)	13,586	6,824	5,588
Average monthly rent per square meter (in BRL)	31	32	26.6
Actual average occupancy rate(**)	For 2011: 92.6%	For 2010: 95.8%	For 2009: 98%
	As of December 31, 2011: 60.1%	As of December 31, 2010: 89.2%
Number of income-producing properties	4	4	2

(*)	As the Company owns 100% of the share capital of Gazit Brazil, Gazit Brazil’s consolidated data and its data according to the Company’s proportionate share therein are the same.
(**)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.
(***)	In December 2011, an anchor tenant terminated by mutual consent its lease agreement with Gazit Brazil prior to its original expiration date. As of the report date, the company is examining various alternatives for use of the property.

11.7	Aggregate data about properties under construction in the field of operation

The table below provides aggregate data about Gazit Brazil’s investment properties that were classified as properties under construction in the Company’s financial statements:

	For the year ended December 31
	2011	2010	2009
Number of properties under construction at the end of the period	—	—	1
Total G.L.A. under construction (planned) at the end of the period (in square meter thousands)	—	—	14.7
Total costs invested in the current period (in BRL thousands)	—	—	—
The amount at which the properties are stated in the financial statements at the end of the period (in BRL thousands)	—	—	57,428
Construction budget during the subsequent period (estimate) (in BRL thousands)	—	—	—
Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (in BRL thousands)	—	—	43,265
Percentage of the G.L.A. under construction with respect to which lease agreements have been signed	—	—	73%
Expected annual revenue (estimate) (in BRL thousands) (*)	—	—	7,464

(*)	The datum refers to the estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreement have been signed with respect to 50% or more of their total G.L.A.

11.8	Acquisition and sale of properties

The table below provides data about properties sold and acquired by Gazit Brazil in each of the years 2011, 2010 and 2009:

		For the year ended December 31
		2011	2010	2009
Properties acquired	Number of properties acquired during the period	—	1	—
	Cost of properties acquired during the period (consolidated) (in BRL thousands)	—	23,583	—
	NOI of properties acquired (in BRL thousands)	—	1,903	—
	Area of properties acquired during the period (in square meter thousands)	—	3.1	—
Properties sold	No properties were sold during these periods

11.8.1	Human capital

11.8.2	As of December 31, 2011, Gazit Brazil has 39 employees (13 employees in 2010), as follows: management – 3 employees; finance department – 6 employees; properties department – 22 employees; acquisitions department – 2 employees; risk management department – one employee; legal and administration 3 employees; marketing department – 2 employees.

11.8.3	The said employees are employed by Gazit Brazil under personal contracts, and are entitled under a base salary, various benefits and bonuses, at the discretion of management.

11.9	Royal Senior Care (RSC)

11.9.1	The Company engages, through RSC, in the acquisition, development and management of senior housing facilities in the southeastern U.S., together with a third party that has experience in this field

As of December 31, 2011 (and as of December 31, 2010), RSC owns and manages 15 properties74 comprising 1,650 residential units)75.

11.9.2	As of December 31, 2011, the Company owns 60% of the rights in the joint corporation established to hold the properties (the “Holding Company”) and 50% of the rights in the joint corporation established to manage the properties, while the remainder is owned by a third party, as noted (until September 2008, each of the parties owned 50% of the rights in the Holding Company). For details about the Company’s investment in RSC and the shareholders’ agreement regarding the parties’ interests in RSC, refer to section 23.4 below.

11.9.3	For details about the macro-economic characteristics of the U.S., where RSC conducts its operations, see section 6.4 above.

[74]	Of which in two of these properties, RSC has a 20% interest with the remainder being owned by a third party.
[75]	RSC’s properties are classified in the Company's financial statements as fixed assets.

11.9.4	Principal aggregate data about RSC’s properties

As aforesaid, RSC’s financial statements are consolidated in the Company’s financial statements according to the proportionate consolidation method. The data included in this section include also RSC’s consolidated data, calculated according to the Company’s holding in RSC (60%), which is also the Company’s share in RSC’s properties (all of which are wholly owned by it), except for 2 properties in which RSC’s has a 20% interest and are partially consolidated.

The table below provides principal data about RSC’s investment properties, as of December 31, 2011, 2010 and 2009 (*):

	As of December 31
	2011	2010	2009
Total number of residential units (consolidated)	1,648	1,649	1,642
Fair value of property, plant and equipment (consolidated) (in U.S.$ thousands)	249,842	226,987	236,123
Fair value of property, plant and equipment (Company’s share) (in U.S.$ thousands)	149,905	136,192	141,674
NOI of the properties of the field of operation (consolidated) (in U.S.$ thousands)	22,045	18,678	18,522
NOI of the properties of the field of operation (Company’s share) (in U.S.$ thousands)	13,227	11,207	11,113
Average monthly rent per residential unit (in U.S.$)	3,562	3,607	3,277
Actual average occupancy rate(**)	For 2011: 88.5% As of December 31, 2011: 87.1%	For 2010: 87.4% As of December 31, 2010: 88.5%	For 2009: 85.2%
Number of income-producing properties	15	15	15

(*)

The data in the table above include data pertaining to two properties, in which RSC has a 20% interest with the remainder being owned by third parties. The data is presented assuming the properties are wholly owned.

(**)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

In addition, a wholly owned subsidiary of the company as provided guaranties in amount of U.S.$ 8.9 million.

11.10	Land

RSC has one plot of land, the value of which is U.S.$ 5.8 million (the Company’s share is U.S.$ 3.5 million).

11.10.1	Human capital

As of December 31, 2011, RSC uses the services of a manpower company (850 manpower employees) (in 2010—approximately 844 manpower employees).

11.10.2	Credit and financing

11.10.2.1	In accordance with the founders’ agreement between the Company and the other shareholder in RSC, the Company invested U.S.$ 7 million in 2006, in return for the issue of a convertible (unsecured) debenture by RSC, which was redeemed on December 31, 2011. The Company has also made a U.S.$ 20 million revolving credit facility available to RSC. As of December 31, 2011, this facility remains utilized. In addition, a wholly owned subsidiary of the Company gave RSC U.S. $ 8.9 million guarantees.

11.10.2.2.	The following table presents long-term credit and loans (including current maturities) received by RSC (excluding loans extended by the Company) to finance its operations, as of December 31, 2011:

	Balance (U.S.$ in thousands)	Weighted interest rate (*)	Average repayment period (years)
Loans at fixed interest secured by a pledge over properties	3.7	4.75%-5.91%	63,298
Loans at variable interest secured by a pledge over properties	1.3	5.50%-6.45%	19,679
Total	—	—	83,992

(*)	The effective interest rate is not materially different from the weighted interest rate.

11.10.2.3	Financial covenants

All of the loans granted to RSC and its wholly owned subsidiaries, in favor of which the aforesaid properties were pledged, are used to finance the acquisition of properties. Such loans require compliance with financial and other covenants on an individual basis, with respect to the specific property for which the loan was granted, as well as maintaining minimum equity of U.S.$ 22 million.

As of December 31, 2011 and through the report approval date, RSC and its wholly owned subsidiaries are in compliance with all the prescribed covenants.

11.11	Investment in a real estate investment fund in India

11.11.1	In August 2007, a wholly owned subsidiary of the Company entered into an agreement to invest in Hiref International LLC, a real estate fund in India, that is registered in Mauritius (the “Fund”). The Fund was established on the initiative and with the support of HDFC Group, one of the largest economic bodies in India. According to the Fund’s incorporation documents and the investment agreement, the Fund will invest directly and indirectly in real estate companies that operate in the development and construction field and in similar fields, including in special economic and trade zones (SEZ), technological parks, combined municipal complexes, industrial parks, and buildings in the accommodation and leisure sector, such as hotels, residential buildings and commercial and recreation centers.

11.11.2	The Fund has received investment commitments in the amount of U.S.$ 750 million, including from leading international bodies. The Company’s investment commitment in the Fund is U.S.$ 110 million. As of December 31, 2011, the Company’s total investment in the Fund amounted to U.S.$ 94 million while the balance of its investment commitment, which is still utilized, was U.S.$ 16 million (through December 31, 2010, the balance of the Company’s investment commitment in the Fund amounted to U.S.$ 52 million). The Fund’s lifetime was set at 9 years, with an extension option for two one-year periods. In accordance with the investment agreement, the Company will be one of the four anchor investors in the Fund, a status entitling it, inter alia, to sit on the investment committee (that has recommendation authority only) and other committees, and to a co-investment option, at its sole discretion, in significant amounts in the real estate projects in which the Fund invests.

11.11.3	As of December 31, 2011, the Fund had entered into investment agreements for 14 projects at a total investment of U.S.$ 577 million, of which a total of U.S.$ 475 million has actually been invested.

11.12	Securities portfolio holdings

From time to time, the Company owns securities, of companies that are listed on stock exchanges in the U.S., Canada, Europe and Israel. These investments are spread across a broad portfolio, in amounts that are not material to the Company.

12.	Required adjustments at the Group level

12.1	Reconciliation to the statement of financial position

		As of December 31
		2011	2010
		(consolidated) (in NIS thousands)
Presentation in the description of the Company’s business	Total investment properties whose development was completed in the U.S. (consolidated)	12,196,051	9,757,798
	Total investment properties whose development was completed in Canada (consolidated)	21,030,596	16,138,430
	Total investment properties whose development was completed in Northern Europe (consolidated)	12,348,662	10,765,456
	Total investment properties whose development was completed in Central and Eastern Europe (consolidated)	3,242,198	2,274,476
	Total investment properties in Gazit Germany (consolidated)	972,647	917,959
	Total investment properties in ProMed (consolidated)	1,886,768	1,225,363
	Total investment properties in ProMed Canada (consolidated)	816,643	106,428
	Total investment properties in Gazit Brazil (consolidated)	500,052	513,340
	Total investment properties whose development was completed in Gazit Development (consolidated)	2,309,519	2,113,962
	Total investment properties under development in the U.S. (consolidated)	391,652	111,439
	Total investment properties under development in Canada (consolidated)	699,638	338,159
	Total investment properties under development in Northern Europe (consolidated)	168,355	306,855
	Total investment properties under development in Central and Eastern Europe (consolidated)	122,030	78,201
	Total investment properties under development in Gazit Development (consolidated)	29,000	145,820
	Total plots of land classified as investment properties in the U.S. (consolidated)	118,069	113,834
	Total plots of land classified as investment properties in Canada (consolidated)	377,110	703,578
	Total plots of land classified as investment properties in Central and Eastern Europe (consolidated)	794,713	794,219
	Total plots of land classified as investment properties in Gazit Germany (consolidated)	17,856	17,099
	Total plots of land classified as investment properties in Gazit Development (consolidated)	516,957	511,965
	Total (consolidated)	58,538,516	46,957,156
Adjustments	Other adjustments	21,027	27,209
Presentation in the statement of financial position	“Investment property” item in the statement of financial position (consolidated)	55,322,896	43,634,313
	“Investment property under development” item in the statement of financial position (consolidated)	1,411,255	1,163,800
	“Land for future development” item in the statement of financial position (consolidated)	1,807,536	2,131,834
	Land classified as an asset held for sale	17,856	—
	Total	57,845,547	46,957,156

12.2	Adjustment to FFO profits

	FFO for the year ended December 31
	2011	2010	2009
	In NIS millions
Net income attributable to the Company’s equity holders	626	790	1,101
Adjustments:
Fair value loss (gain) from investment property and investment property under development, net	(1,803)	(1,017)	1,922
Capital loss (gain) on sale of investment property and investment property under development	14	(13)	3
Impairment of goodwill	38	42	31
Changes in the fair value of derivatives measured at fair value through profit and loss	193	(456)	(1,277)
Adjustments with respect to associates	2	— (*)	343
Loss from increase in holding rate of investees	1	4	6
Deferred taxes and current taxes arising with respect to disposal of properties	531	494	(171)
Acquisition costs recognized in profit and loss	21	21	—
Gain from negative goodwill	(102)	—	(775)
Non-controlling interests’ share	581	241	(960)
Nominal FFO(**)	102	106	223
Additional adjustments:
CPI and exchange rate linkage differences	167	77	184
Loss (gain) from early redemption of debentures	(4)	1	(96)
Depreciation and amortization	26	69	30
Other adjustments ***	114	106	79
FFO according to the management approach	405	359	420

(*)	Represents an amount of less than NIS 1 million.
(**)

FFO is not a financial measure which is based on accepted accounting principles. This measure is calculated in accordance with the guidelines of the Israel Securities Authority. The measure represents the accounting net income for the period, after neutralizing non-recurring revenues and expenses (including gains or losses from the revaluation of properties), sale of properties, depreciation and amortization and other types of income. Use of this measure is accepted for examining the performance of real estate companies that own income-producing properties. The required adjustments to the accounting profit are detailed in this table above.

(***)

Income and expenses adjusted from the net income for the FFO calculation; these include adjustment of income from the waiver of a bonus and compensation by the Chairman of the Board of Directors, originally payable following termination of the agreement with him, income and expenses from extraordinary legal proceedings that are not related to the reporting period, and income and expenses from operations unrelated to the income-producing properties.

D.	Issues relevant to all fields of operation of the Group[76]

13	Marketing and distribution

As is usual in the sectors and in the regions in which it operates, from time to time the Group makes use of various marketing channels for the purpose of leasing its properties, the principal of which are: advertising at the location where the property is situated; ongoing contacts with realty brokers; advertising concentrated largely on local media; participating in sector-orientated exhibitions and conventions; updating the available properties listings on websites; employment of staff whose principal job is the marketing and leasing of the Group’s properties, and also the employment of site managers, part of whose day-to-day responsibility includes marketing the property that they manage. In addition, the Group advertises the activities of tenants in its complexes, also conducting community and commercial activities, in order to maintain and promote the complex as an attraction to the local consumers.

14.	Competition

14.1	In the Company’s opinion, its fields of operation are characterized by a particularly high level of competition, due to the large number of firms active in this field. The Group is exposed to competition from commercial real estate owners and developers, real estate companies (including companies with REIT status for tax purposes in the U.S.), pension funds and financial entities, promoters in the real estate sector and supercenter chains (e.g., the Wal-Mart chain), as well as other owners and developers of commercial real estate in areas where the Group’s properties are located, as well as on-line retailers, including, inter alia, leading companies such as: Federal Realty, Kimco Realty, Regency Centers and Weingarten Realty, that compete with EQY; Allied Properties, RioCan, Primaris, and Calloway, that compete with FCR; Sponda, Unibail-Rodamco, and Steen & Storm, that compete with CTY; and Unibail-Rodamco, Klepierre and Corio, that compete with ATR. Some of the said competitors have considerably larger resources at their disposal than those available to the Group. The competitive advantage possessed by these competitors reduces the Group’s bargaining power and could result in a reduction in the Group’s profitability. An increase in the number of retail properties in a given region where the Group’s property is located could have a detrimental effect on the Group’s ability to rent out vacant space and to maintain the level of the rents charged on its properties. Certain of the Group’s properties are exposed to competition from properties adjacent to them, the tenants in which provide an identical or similar retail mix to that of the Group’s property, including through rentals to chains that are the Group’s anchor tenants.

14.2	The Group sees itself as having a number of competitive advantages that, in its opinion, assist it in coping with its competitors, and that in the Company’s opinion constitute critical success factors for its fields of operation. Such advantages include the following: the Group’s properties are located in attractive areas, having high rates of population growth and high density rates, and characterized by entry barriers; the ability to offer retailers a number of properties that match their requirements over a wide area; proactive management of the properties, including ensuring that properties are maintained to a high standard over time; senior management that is experienced and has track recorder of proven achievements; local management that is experienced, knowledgeable and familiar with the Company’s field of operation in each of the operating regions; the focus of the Group’s activities is on shopping centers anchored by supermarket chains or other retail chains, having a high degree of essentiality. Such chains, by their very nature, have a high customer flow and are more resilient to fluctuations in the economy; a broad mix of tenants; establishing and maintaining a strong network of relations with tenants on an ongoing basis, and a wide tenant base (as of the report date, the Group has over 15,000 lease agreements, and the rental revenue from the largest tenant represents 4.2% of the total rental revenue in the report year); a sound reputation, a wealth of experience, a thorough familiarity with the sector and a proven performance record; geographic deployment across multiple countries (20 countries, as of the report date); regional dominance that facilitates a variety of investment opportunities and enhances the ability to contend with cyclical changes in the economic conditions in the different markets; substantial financial capabilities, and access to various capital markets (in the U.S., Canada, Europe and Israel); and holding an inventory of land in proximity to some of the Company’s properties.

[76]	The data presented in Part D of the report do not refer to Dori.

15.	Fixed assets

RSC owns 15 senior housing facilities, as described in section 11.9 above, that are classified as fixed assets in the Company’s books. In addition, the Group owns offices that are used by the Group companies in Israel, U.S., Canada, Europe and Brazil. For additional details about the Group’s fixed assets, refer to note 15 of the financial statements.

16.	Intangible assets

The Company owns several trademark in Israel: Gazit-Globe (in Hebrew and in English), G (design in black and white), G (design in color), AAA, LOCATION LOCATION LOCATION (text and design); and a trademark in the EU and in Russia: LOCATION LOCATION LOCATION (design). In addition, the Company has applied for registration of the trademark LOCATION LOCATION LOCATION (design) in Brazil, and has applied for registration of the trademarks Gazit-Globe, G (design in black and white), G (design in color), in the U.S.

As of the report date ,the intangible properties have not been recognized as an asset in the Company’s financial statements.

17.	Human capital

17.1	As of December 31, 2011, the Company and its wholly owned subsidiaries have 59 full-time permanent employees, as follows: 30 employees of the Company in Israel (28 employees in 2010); and 29 employees of the Company in the U.S. (25 employees in 2010).

17.2	The said employees are employed under personal employment contracts, and are usually entitled to a base salary, accepted social benefits and bonuses, at the discretion of the specific employer’s management. Some of these employees are entitled to various benefits according to the position they hold, and receive in addition long-term compensation, including in the form of mechanisms based on the Company’s securities.

17.3	Officers are employed by the Company under personal employment contracts, and are entitled to a base salary, related benefits and bonuses. In addition, most of the Company’s officers are granted Company securities under long-term compensation plans.

17.4	In 2010, the Company’s Board of Directors outlined general principles for a compensation policy, and the Company’s management and external consultants are performing the groundwork for a performance- and goals-based compensation plan, inter alia, in order to create a direct link between the performance of the Company and the said employees and the compensation they are entitled to, to increase motivation and achievement level in the Company and to increase the satisfaction of employees and managers over time. As of the date of this report, this compensation plan has yet to be finalized. It is however noted, that the officers’ bonuses for 2011 were based, inetr alia, on the material principles described above.

17.5	For details regarding the expiry of employment agreements between the Company and its Chairman of the Board of Directors and the Vice Chairman, and regarding their expiration on November 2011, refer to Regulation 21 in Chapter D—“Additional Details about the Company” in the Periodic Report. It is clarified, that despite the expiry of their employment agreements, Mr. Katzman and Mr. Segal continue in their roles as Executive Chairman of the Board of Directors and Executive Vice Chairman of the Board of Directors, respectively. The Company intends to take steps to formulate new employment and compensation arrangements with Messrs. Katzman and Segal, in light of the considerable importance it ascribes to their continued employment with the Company.

17.6	For details regarding the terms of employment of Mr. Arie Mientkavich, the Deputy Chairman of the Board of Directors, and Mr. Aharon Soffer, the Company’s President, refer to Regulation 21 in Chapter D—Additional Details about the Company in the Periodic Report.

17.7	The Company has a certain degree of dependency on the continued activity of its Chairman of the Board of Directors, Mr. Chaim Katzman, and his Executive Vice Chairman, Mr. Dori Segal, who served as the Company’s President for 10 years until the beginning of 2008. The Company estimates, that upon the termination of Mr. Dori Segal’s service as the Company’s President and the appointment of a new President, its dependency on the said two officers has decreased. The Company is unable to assess what effect, if any, the termination of employment of either of the two said officers would have.

17.8	The Company’s share-based compensation

From time to time, the Company grants shares and securities that are convertible into shares to its officers and to its employees and those of its wholly owned subsidiaries.

17.8.1	In March 2002, the Company adopted a share compensation plan for its directors. The directors’ rights under this plan were reduced in accordance with a Board of Directors’ decision in March 2007, and it was later cancelled in November 2010. In accordance with the aforesaid plan (subsequent to its said reduction), the Company allotted to each Board member (other than those who hold other positions within the Company), whosoever they were from time to time, at the beginning of each year that they served on the Company’s Board of Directors, non-listed share options in the lower amount of (a) the amount of NIS 120,000, reflecting their economic value (according to the Black & Scholes model); (b) 25,000 share options (until 2007 each director was granted 25,000 share options for each year that he served, without the limit set in clause (a) above). The exercise price of each batch of share options that was allotted to directors was the average price of the Company’s shares in the 30 trading days preceding the date set for the grant of the batch, as stated above (subject to provisions relating to price adjustments in order to safeguard the allottee in the following instances: (i( rights issue; (ii) share dividend issue, (iii) until 2006 (inclusive)—the distribution of a dividend). Every allottee could also exercise the share options by way of net exercise, namely receiving the number of shares that reflected the value of the financial benefit embodied in the share options (“cashless exercise”). Each share options batch was exercisable by the allottee commencing from the end of the year following the entitlement date until the end of four years from the entitlement date (until 2006 (inclusive)—until the end of five years from the entitlement date). Provisions were also stipulated in relation to the termination of the allottee’s employment as a director of the Company under various circumstances. The grants that began in 2007 were in accordance with Section 102 of the Income Tax Ordinance (capital gains track). As of December 31, 2011, 150,100 share options had been allotted and had not yet been exercised. As aforesaid, the plan was cancelled in November 2010. Concurrent with the cancellation of the share options plan for directors, the compensation amount paid to directors of the Company was updated. In addition, the compensation amount paid to directors of the Company was updated in January 2012, in accordance with regulation 8A of the Companies Regulations (Rules Regarding Compensation and Expenses to External-Directors), 2010. For details see Regulation 21 in Chapter D—Additional Details about the Company in the Periodic Report.

17.8.2	2005 Plan

The Company allots, from time to time, at the Board of Directors’ discretion, share options to employees and officers of the Company and its subsidiaries and related companies, who are selected by the Board of Directors at its discretion (the “allottees” and individually the “allottee”), in accordance with an options plan adopted by the Company in 2005 (and revised as decided by the Board of Directors in May 2007; the “plan”). The share options granted under the plan have been allotted to date under the following material terms: each option entitles the allottee to purchase one ordinary share of the Company; the exercise price of each share option has been set according to the average price of the Company’s shares on the Stock Exchange in the 30 trading days preceding the grant of the share options, is linked to the Israeli consumer price index and is subject to adjustments in the event of the issue of a share dividend, a rights issue or the distribution of a dividend. The share options vest during the 3 or 4 years commencing from the date of the share options’ grant. Each allottee shall be entitled to exercise the share options granted him in three or four equal installments (1/3 or 1/4 at the end of each year, starting from the end of the first year from the grant date). Should an allottee not exercise the share options which have become exercisable, within 90 days from the end of his employment with the Company or with one of its related companies, then such share options shall expire. In the event that the allottee’s employment is terminated by the Company (or the related company, as appropriate) (including on reaching the end of the employment period), under circumstances other than those that would legally entitle the Company (or the related company) to terminate his employment without having to pay severance pay, the allottee shall be entitled to an acceleration of the vesting period of the share options. The final expiry date for all the share options (in the event of their not having previously expired or been exercised in accordance with the details above) is at the end of 4 or 5 years from the share options’ grant date. With regard to the Israeli allottees included among the above allottees, the grant of the share options was made pursuant to the provisions of Section 102 of the Income Tax Ordinance, under the capital gains track, and their share options have been issued to a trustee acting on their behalf. Each of the allottees may also exercise the share options by way of net exercise, namely receiving the number of shares that reflects the value of the financial benefit embodied in the share options (“cashless exercise”). As of the report approval date, the total number of share options allotted to employees and officers of the Company and its subsidiaries and related companies (and that had not yet been exercised or had not expired) in virtue of the 2005 plan, as aforesaid, is 2.027 million share options (including the share options described below), and their exercise prices range from NIS 17.02 to NIS 40 (an aggregated average of NIS 35.33).

Details of the allotments made by the Company in the last three years are provided below:

17.8.3	2011 Plan

In December 2011, the Company adopted a securities compensation plan, according to which the Company may allot to managers, employees, directors, consultants and service providers of the Company and related companies up to 4.5 million shares or securities that are convertible into shares of the Company. The plan allows also allotment to American employees. The plan is managed by a Compensation Committee that was appointed by the Company’s Board of Directors, that will set the terms of the securities allotted in virtue of the plan. According to the plan, allottees may be allotted share options, restricted shares, restricted share units or any other share-based compensation, at the Compensation Committee’s discretion. Share options allotted in virtue of the 2011 Plan may be exercised in different ways, as set by the Committee, included by way of net exercise, namely receiving the number of shares that reflects the value of the financial benefit embodied in the share options (“cashless exercise”). Share options allotted under the 2011 Plan will be subject to different adjustments, as set by the Committee, including in the event of reorganization, capital split, capital consolidation, etc. In addition, provisions were set for different cases involving termination of the allottee’s employment in the Company.

17.9	In November 2011, the Company’s Board of Directors decided to postpone the repayment date of loans extended by the Company to two of its officers for the purchase of Company shares under a previous compensation plan (from 2001, as amended and expanded over the years), in the total amount of NIS 3.8 million, such that the loans will be repaid in three equal payments at the end of November of each of the next three years. The loan extended under this compensation plan to the Company’s current President, Mr. Aharon Soffer, was repaid in full in December 2011 (its repayment date was not postponed). In addition, until the date of the report, one of the officers repaid the said loan. The Company also extended loans to three employees under the said plan, one of which was repaid in full until the date of the report.

17.10	In addition, in the years 2006 through 2010, the Company entered into similar compensation agreements with several employees of wholly owned subsidiaries of the Company (that are not Company officers), imitating the grant of 318,233 share options with a cash benefit (a phantom agreement). In addition, in the said period the Company entered into similar compensation agreements with Mr. Aharon Soffer, who at that time served as the Company’s Vice President and was employed by a wholly owned foreign subsidiary of the Company, and who has been serving as the Company’s President since November 2009. For details, refer to Article 21 in the “Additional Details about the Company” chapter in the Periodic Report.

18.	Working capital

18.1	The Company and its controlled private subsidiaries finance their operations, inter alia, from dividends and interest payments received from its investees. In 2011, the Company and its controlled private subsidiaries received dividend payments in the amount of NIS 517 million from its subsidiaries EQY, FCR, CTY, and ATR, and interest payments in the amount of NIS 44 million from its subsidiaries FCR (by way of shares), CTY and GAA.

18.2	The Group has a policy of maintaining an appropriate level of liquidity to enable it to pursue business opportunities in its fields of operation. The Group’s liquidity sources are cash from its income-producing properties, revolving lines of credit, loans that are secured by mortgages and long-term loans, debentures and convertible debentures, and issuances of share capital. The said sources are used for the acquisition, development and redevelopment of income-producing properties, mergers and acquisitions, liabilities’ settlement, investments in associates and other long-term investments, and dividend payments. As of December 31, 2011, the Group’s liquid assets, including short-term investments, amount to NIS 2,582 million, compared to NIS 1,675 million as of December 31, 2010. In addition, as of December 31, 2011, the Group has unutilized revolving credit lines for immediate drawdown in the total amount of NIS 5.4 billion, compared to NIS 4.8 billion as of December 31, 2010. Additionally, as of December 31, 2011, the Group has unencumbered investment properties, which are presented in the books at NIS 33.6 billion.

In total, as of December 31, 2011, the Group has unutilized cash, short-term investments and unutilized credit lines for immediate drawdown in the amount of NIS 8.3 billion.

18.3	Current assets

As of December 31, 2011, current assets amount to NIS 5.9 billion, compared to NIS 3.1 billion as of December 31, 2010.

18.4	Current liabilities

Current liabilities as of December 31, 2011 amount to NIS 6.9 billion, compared to NIS 5 billion at the end of 2010. The current liabilities balance consists mainly of the line item “credit from banks and other credit granting institutions”, which includes primarily current maturities of non-current liabilities, in the amount of NIS 4.1 billion, compared to NIS 3.3 billion at the end of 2010.

18.5	The Group’s credit policy

In order to maximize its financial flexibility, the Group customarily finances its activity through revolving credit lines. In addition, from time to time and depending on market conditions, it raises capital and long-term debt. It is the Group’s policy to maintain as close a correlation as possible between the currency in which its properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are taken out. Accordingly, the Group finances most of its operations with credit in the following currencies: US Dollars, Canadian Dollars, Euros and New Israeli Shekels. Loans are mainly long-term, bearing interest at fixed rates. The Group has various sources of finance, including long-term credit lines from banks, loans that are secured by mortgages from non-banking institutions and listed and non-listed debentures. From time to time, the Group carries out currency swap transactions, to achieve the said correlation. In addition, in order to reduce the impact of interest rate fluctuations, from time to time and depending on market conditions, the Group also enters into interest rate swaps, whereby it exchanges variable interest for fixed interest, and vice versa. For details regarding the Company’s policy in making interest rate swaps as aforesaid, refer to section 3 in the Directors’ Report. For details regarding these transactions and their amounts, refer to Appendix C of the Directors’ Report and to note 37 of the financial statements.

19.	Financing

In addition to the data about the financing activities of Group companies in the various fields of operation, specified in sections 2.1, 6.13, 7.12, 8.13, 9.12, 10.8, 11.3.2, 11.1.11, 11.4.6, 11.5.6 and 11.10.2 above, presented below are summary data about the financing activity at the Group level, as well as data for the Company and its private wholly owned subsidiaries:

19.1	Summary of the Group’s overall liabilities and credit lines

19.1.1	As of December 31, 2011, the Group’s interest-bearing liabilities to banks and others totaled NIS 39,965 million (as of December 31, 2010—NIS 32,499 million; as of December 31, 2009—NIS 33,622 million).

19.1.2	As of December 31, 2011, the Group has revolving credit lines in the total amount of NIS 9.5 billion, of which it had utilized a total of NIS 4.1 billion at that date.

19.2	Credit lines of the Company and its wholly owned subsidiaries:

19.2.1	Loan agreement with a syndicate of Israeli banks for the financing of the Company’s investment in ATR

In order to finance its part in the original investment agreement in ATR (as defined in section 23.5.1 below), in August 2008 the Company entered into an agreement with a consortium of banks, headed by Bank Hapoalim, for a loan designated for the purchase of securities of ATR, secured by liens from the Company and its wholly owned subsidiaries. The terms of the loan, its amount, its stipulations and the collateral pledged in favor of the consortium, have been updated from time to time (most recently in December 2010). As of December 31, 2010, the outstanding loan balance was 194 million, repayable in January 2015. The loan is secured mainly by a pledge over shares of ATR and FCR (the number of FCR shares pledged being non- material) as well as over its contractual rights in accordance with the agreement for the investment in ATR. The loans bears interest at Libor plus a set spread.

The loan amounts includes financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the loan (all of which the Company is in compliance with as of December 31, 2011):

19.2.1.1	The ratio of debt according to the agreement to the value of collateral (according to their price on the Stock Exchange, at an average of several trading days) is not to exceed 60%. As of December 31, this ratio stood at 50.3%;

19.2.1.2	The equity attributed to the shareholders according to the Company’s financial statements is to be maintained at an amount higher than NIS 3.75 billion. As of December 31, this equity amounted to NIS 7.14 billion; and

19.2.1.3	The ratio of the Company’s liabilities, net on an expanded stand-alone basis (the Company and private companies owned by it) to the value of its interests (based on the equity method) is not to exceed 77.5%. As of December 31, this ratio stood at 63.4%;

19.2.1.4	The ratio of the Company’s liabilities, net to the value of the balance sheet assets based on the consolidated financial statements is not to exceed 75%. As of December 31, this ratio stood at 62.7%;

19.2.1.5	The equity attributed to ATR’s shareholders is to amount to at least EUR 1.5 billion; As of December 31, this equity amounted to NIS 2.3 billion;

19.2.1.6	The ratio of the equity attributed to ATR’s shareholders to ATR’s total assets is not to fall below 48.5%. As of December 31, this ratio stood at 74.5%.

In addition, the agreement includes additional customary conditions for calling for the immediate repayment of the loan (including with respect to ATR), among them: change in control of the Company and of ATR, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the pledged securities, cross default in certain thresholds and conditions, etc. In addition, the agreement contains the Company’s liabilities in connection with its interests in ATR, including its undertaking to own a minimum quantity of ATR’s shares, together with CPI and separately.

19.2.2	Credit facility agreement with an Israeli bank—credit line secured by pledge over shares in CTY

In May 2010, the Company entered into an agreement with an Israeli bank (as updated in August 2010) for a credit facility in the amount of U.S.$ 200 million that will be at its disposal until April 2013. The Company may withdraw amounts on account of this facility, in different currencies. The credit bears variable interest at the interest used by the bank as the basis for interest rates it sets for loans it extends to all its customers of the same type and for similar periods, plus a fixed spread, and has no linkage mechanism attached. The credit facility is secured by a pledge over some of CTY’s shares that are owned by the Company (were the quantity of shares pledged to the bank will not fall below 30% of CTY’s issued and paid up capital).

The credit facility agreement includes the principal financial covenants the principles of which are specified below and which failure to comply with will be cause for immediate repayment of the loan (all of which the Company is in compliance with as of December 31, 2011):

19.2.2.1	The ratio of debt (calculated based on the actual credit utilized at any time; in sections 20.2.2.2 to 20.2.2.4 below: the “debt utilized”) to collateral (CTY’s pledged shares, the value of which will be set as the average of the value of CTY’s shares on the Stock Exchange and the net accounting value of CTY’s shares) is not to exceed 70%. As of December 31, this ratio stood at 27.8%;

19.2.2.2	The ratio of the market value of the collateral (according to their average price on the Stock Exchange over several trading days) to the debt utilized according to the agreement is not to fall below 1.1. As of December 31, this ratio stood at 2.8;

19.2.2.3	The shareholders’ equity attributed to the shareholders according to the Company’s consolidated financial statements is to be maintained at an amount higher than NIS 3.5 billion. For details regarding the said shareholders’ equity as of December 31, 2011, refer to section 20.1.2.1 above;

19.2.2.4	The Company’s average quarterly EPRA Earnings (FFO, calculated according to the European Public Real Estate Association), over any two consecutive quarters, is to be maintained above NIS 60 million. As of December 31 the average quarterly EPRA Earnings of the last two quarters was NIS 111 million;

19.2.2.5	The ratio of the Company’s liabilities, net to the value of the balance sheet assets based on the consolidated financial statements is not to exceed 75%. For details regarding this ratio as of December 31, 2011, refer to section 19.2.1.4 above;

19.2.2.6	The ratio of the Company’s liabilities, net on an expanded stand-alone basis (the Company and private companies owned by it) to the value of its interests (based on the equity method) is not to exceed 77.5%. For details regarding this ratio as of December 31, 2011, refer to section 20.2.1.3 above;

19.2.2.7	The ratio of the CTY’s shareholders equity (including capital loans and excluding minority interests net of the fair value of derivatives included in the equity according to the consolidated financial statements) to CTY’s total assets is not to fall below 30%. As of December 31, this ratio stood at 39%;

19.2.2.8	The ratio of CTY’s EBITDA to CTY’s net financial expenses is to be no less than 1.6. As of December 31, this ratio stood at 2.

In addition, the agreement includes additional customary conditions for calling for the immediate repayment of the loan (including with respect to CTY), among them: change in Control of the Company and of CTY, structural change, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the Company’s or CTY’s shares, cross default in certain thresholds and conditions, etc. The Company’s utilization of the credit facility is subject to the ratio between the debt to the bank and the average value of the collateral as provided in section 20.2.2.1 above is not to exceed 0.6.

19.2.3	Credit facility agreement with an Israeli bank—credit line secured by pledge over shares in FCR

In July 2010, the Company and its wholly owned subsidiary entered into an agreement with an Israeli bank (as updated in December 2010) for credit facility in the amount of C$ 330 million that will be at its disposal until January 2014. The Company may withdraw amounts on account of the facility, in different currencies. The credit bears interest at the interest used by the bank for credit with characteristics which are similar to those of the relevant credit, plus a fixed spread (subject to increase in the cost of credit due to a decrease in the Company’s credit rating), and has no linkage mechanism attached. The credit facility is secured by a pledge over some of FCR’s shares that are owned by the Company, that represent the Company’s controlling interest in FCR.

The credit facility agreement includes the principal financial covenants the principles of which are specified below and which failure to comply with will be cause for immediate repayment of the loan (all of which the Company is in compliance with as of December 31, 2011):

19.2.3.1	The ratio of the debt utilized to the market value of the pledged shares (according to average price on the Stock Exchange over several trading days) is not to exceed 85%. As of December 31, this ratio stood at 22%;

19.2.3.2	The ratio of the interest bearing liabilities, net to the total consolidated assets of the Company is not to exceed 75%. As of December 31, 2011 this ratio stood at 58.1%;

19.2.3.3	The ratio of the Company’s interest bearing liabilities, net on an expanded stand-alone basis to the value of its interests (based on the equity method) is not to exceed 80%. As of December 31, 2011 this ratio stood at 60.0%;

19.2.3.4	The ratio of dividend paid from the pledged shares to the actual interest expense on the debt utilized out of the credit facility for three consecutive quarters is to be no less than 1.5. As of December 31, 2011 this ratio stood at 6.1;

19.2.3.5	The ratio of FCR’s EBITDA to FCR’s financial expenses is to be no less than 1.75. As of December 31, 2011 this ratio stood at 2.1;

19.2.3.6.	The ratio of FCR’s net financial debt, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR’s EBITDA, is not to exceed 14.2, nor 13.5 for three consecutive months. As of December 31, 2011 this ratio stood at 10.33%;

19.2.3.7.	The ratio of the proportionate part of FCR’s net financial debt (calculated according to the percentage of FCR’s shares that are pledged to the bank), plus the debt utilized, to the proportionate part of the value of FCR’s properties (also calculated according to the percentage of FCR’s shares that are pledged to the bank), is not to exceed 82%, nor 80% for three consecutive months. As of December 31, 2011 this ratio stood at 60.0%; and

19.2.3.8	The equity attributed to the shareholders according to the Company’s consolidated financial statements is to be maintained at an amount higher than NIS 3.2 billion. For details regarding the said equity as of December 31, 2011, refer to section 20.2.1.2 above.

In addition, the agreement includes additional customary conditions for calling for the immediate repayment of the loan (including with respect to FCR), among them: change in control of the Company and of FCR, structural change or merger, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the Company’s or CTY’s shares, cross default in certain thresholds and conditions, etc.

19.2.4	Credit facility agreement with an Israeli bank and an American bank owned by it—credit line secured by pledge over shares in EQY and GAA

In June 2010, the Company and its wholly owned subsidiary entered in to an agreement with an Israeli bank and an American bank owned by it for a credit facility in the amount of U.S.$ 250 million that will be at its disposal until April 2016. The Company may withdraw amounts on account of the facility, in different currencies. The credit bears interest at the interest used by the bank for credit with characteristics which are similar to those of the relevant credit, plus a fixed spread, and has no linkage mechanism attached. The credit facility is secured by a pledge over some of EQY’s shares that are owned by the Company, that represent the Company’s controlling interest in EQY (where the quantity of shares pledged to the bank will be no less than 20% of EQY’s issued and paid up capital) (as of December 31, 2011 21.61% of the shares were pledged to the bank) as well as all of the Company’s interests in GAA, which also owns shares of EQY.

The credit facility agreement includes the principal financial covenants the principles of which are specified below and which failure to comply with will be cause for immediate repayment of the loan (all of which the Company is in compliance with as of December 31, 2011):

19.2.4.1	The equity attributed to the shareholders according to the Company’s consolidated financial statements is to be maintained at an amount higher than NIS 3.5 billion. For details regarding the said equity as of December 31, 2011, refer to section 20.2.1.2 above;

19.2.4.2	The ratio of dividend paid from the pledged shares of EQY to the actual interest expense on the debt utilized out of the credit facility for three consecutive quarters is to be no less than 1.25. As of December 31, 2011 this ratio stood at 5.5%;

19.2.4.3.	The ratio of the proportionate part of EQY and GAA’s net financial debt, (calculated according to the percentage of EQY and GAA’s shares that are pledged to the bank, plus the debt utilized, to the proportionate part of the value of EQY and GAA’s properties (also calculated according to the percentage of EQY and GAA’s shares that are pledged to the bank), is not to exceed 82.5%. As of December 31, 2011 this ratio stood at 61.5%;

19.2.4.4	If the following two covenants are violated: (a) the ratio of EQY’s net interest bearing liabilities, with the addition of the leverage that is reflected by the amount of debt utilized out of the credit facilities, to EQY EBITDA, is not to exceed 14 (as of December 31, 2011 this ratio stood at 9.5%); and (b) the ratio of EQY’s interest bearing liabilities, with the addition of the bank debt utilized out of the credit facilities, to EQY’s NOI, is not to exceed 13 (as of December 31, 2011 this ratio stood at 8.1%);

19.2.4.5	The ratio of EQY’s EBITDA to FCR’s financial expenses is to be no less than 1.65. As of December 31, 2011 this ratio stood at 2.2;

19.2.4.6	The ratio of the interest bearing liabilities, net to the total consolidated assets of the Company is not to exceed 75%. For details regarding this ratio as of December 31, 2011, refer to section 20.2.3.2 above;

19.2.4.7	The ratio of the Company’s interest bearing liabilities, net on an expanded stand-alone basis to the value of its interests (based on the equity method) is not to exceed 77.5%. For details regarding this ratio as of December 31, 2011, refer to section 20.2.3.3 above;

19.2.4.8	The debt utilized out of the credit facilities to the value of EQY and GAA’s shares (calculated as the average of the market price and the NAV, where GAA’s NAV is calculated with respect to its real estate operations only, net of its interests in EQY’s shares) is not to exceed 70%. As of December 31, this ratio stood at 34%; and

19.2.4.9	The debt utilized to the market value of EQY’s shares (according to average price on the Stock Exchange over several trading days) is not to exceed 85%. As of December 31, this ratio stood at 38.4%.

In addition, the agreement includes additional customary conditions for calling for the immediate repayment of the loan (including with respect to EQY), among them: change in control of the Company, of EQY or of GAA, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the Company’s, EQY’s or GAA’s shares, cross default in certain thresholds and conditions, etc. The Company’s utilization of the credit facility is subject to the ratio between the debt utilized and the average market value of the collateral the value of which will be calculated as provided in section 20.2.4.8 above) is not to exceed 0.6.

19.2.5	As of December 31, 2011, the Company and its wholly owned subsidiaries have revolving credit lines granted by several banks, in the amount of NIS 3.2 billion (including the above credit lines), of which NIS 2.1 billion had been utilized through the said date and a total of approximately NIS 1.6 billion had been utilized through the report approval date. The credit lines are secured by most of the Company’s interests in Group companies, are for periods of 3 to 5 years, and terminate in the years 2013 to 2016. The credit lines bear variable annual interest at a weighted average rate of 3.92% During the past two years, the Company has been negotiating with the principal banks financing it for amendment of the financing mechanism; the amendment would involve transitioning from reliance on the market value of the collaterals for these lines to their net asset value (NAV) according to the books of the consolidated company (according to IFRS). To date, the Company has entered into agreements with three banks for the grant of credit lines using the NAV mechanism.

For additional details, refer to note 22 of the financial statements.

19.3	Debentures of the Company and its wholly owned subsidiaries:

19.3.1	As of December 31, 2011, the Company and its wholly owned subsidiaries have debentures in the total (principal) amount of NIS 8.8 billion.

In September 2011, the Company conducted an initial issue of debentures (series K) of par value NIS 451 million, in accordance with a shelf offering report published pursuant to the Company’s shelf prospectus from May 31, 2010 (as amended in September 2011), for a net consideration of NIS 446 million. The debentures are linked to the Israeli Consumer Price Index (principal and interest), bear fixed annual interest at the rate of 5.35%, payable twice a year on March 31 and September 30 and are payable in five principal payments as follows: the first payment of 10% of the principal will be payable on September 30, 2018, the second payment of 15% of the principal will be payable on September 30, 2020 and the third, fourth and fifth payments of 25% of the principal each will be payable on September 30 of each of the years 2022-2024. The debentures requirements on the company to comply with certain financial covenantsas follows: maintaining equity (net of rights that do not confer control) at a minimum amount of U.S.$ 500 million for four consecutive quarters; maintaining a ratio of interest bearing liabilities, net to total assets not to exceed 80% for four consecutive quarters; and the debentures rating at the measurement date of the aforesaid ratio for the last of the said four consecutive quarters is to be not less than a (BBB-) rating (according to its Israeli rating scale) by S&P Maalot and not less than a Baa3 rating (according to its Israeli rating scale) by Midroog Ltd; In addition, in the event the Company is required to immediately redeem debts to tradable debenture holders in a sum of not less than the higher of (a) NIS 300 million; and (b) 12.5% of its shareholders’ equity (excluding non-controlling interests), as well as a change in control of the Company, will be cause for immediate repayment. As of December 31, 2011, the Company’s equity amounted to U.S.$ 1,865 million, the ratio of the interest bearing liabilities, net to the total assets stood at 58.0%, and the debentures were rated A+ (positive) by S&P Maalot (Israeli rating scale) and Aa3 (stable) by Midroog (Israeli rating scale).

19.3.2	In January, 2012 the Company issued in private placements to classified institutional investors debentures (Series D) of par value 185.2 million of the Company together with 1,852,318 options (non-listed) that are convertible into debentures (series K) of the Company (the “share options”) for immediate consideration of NIS 226 million. Each of the share options was exercisable until February 29, 2012 into debentures (series K) of the Company at an exercise price of NIS 121.8 (linked to an increase in the CPI) for every NIS 120 par value of debentures (Series K) of the Company. Until the last exercise date, 1,839,018 share options were exercised into debentures (series K) of par value NIS 221 million for a total consideration of NIS 224 million, and the remaining unexercised share options expired.

19.3.3	The debentures issued by the Company and its wholly owned subsidiaries have the following credit ratings:

	Debentures balance (in NIS millions) as of December 31, 2011	Credit rating and its publication date*	Rating company
Listed debentures of the Company (series A to F and series I, J and K)	8,696	AA3 (Stable Outlook) May 19, 2011	Midroog Ltd.
		A+ (Positive Outlook) August 2, 2011	S&P Maalot
Unlisted debentures	12	AA3 (Stable Outlook) May 19, 2011	Midroog Ltd.
		A+ (Positive Outlook) August 2, 2011	S&P Maalot
Unlisted debentures of a foreign subsidiary wholly owned by the Company (guaranteed by the Company)	98	AA3 (Stable Outlook) May 19, 2011	Midroog Ltd.
		A+ (Positive Outlook) August 2, 2011	S&P Maalot

(*)	The rating is in accordance with the rating company’s Israeli rating scale.

19.4	For details of the terms of the Company’s listed debentures, refer to section 6 of the Directors’ Report).

19.5	Summary of the outstanding loans of the Company and its wholly owned subsidiaries:

The following table presents the credit and long-term loans (including current maturities) received by the Company and wholly owned subsidiaries (with the exception of Gazit Germany and ProMed, details with respect to which were provided in sections 11.3.2 and 11.4.6, respectively) to finance their operations, that are intended for specific use, as of December 31, 2011:

	Balance (NIS in millions)	Weighted interest rate	Effective interest rate	Average repayment period (years)
Secured loans from financial institutions at variable interest	3,011	3.94%	3.94%	2.84
Secured loan from financial institutions at fixed interest	32	4.3%	4.3%	1.40
Secured debentures at fixed interest	669	6.50%	6.36%	5.93
Unsecured debentures at fixed interest	7,442	5.42%	5.52%	4.69
Unsecured debentures at variable interest	695	3.25%	3.61%	4.90
Total	11,849	—	—	—

19.6	Summary of the outstanding credit of the Company and its wholly owned subsidiaries:

The table below provides details of the outstanding credit of the Company(1) and its wholly owned subsidiaries (in NIS millions), as of December 31, 2011:

	0000	0000		0000	0000	0000		0000	0000	0000	0000	0000	0000	0000
	The Company (1)	EQY		FCR	CTY	ATR (2)		Acad (3)	Gazit Germany	Gazit Development	ProMed	GAA	RSC (4)	Total
Outstanding debentures (listed and non-listed)	8,806	2,620		4,639	196	358	(6)	481	—	—	—	—	—	17,100
Outstanding bank credit(5)	3,043	2,579	(7)	5,961	7,110	501	(6)	220	551	416	1,165	867	317	22,730
Total liabilities	11,849	5,199		10,600	7,306	859		701	551	416	1,165	867	317	39,830
Approved revolving credit facilities	3,177	2,254		2,057	1,778	—		—	—	60	—	71	—	9,397
Utilized credit facilities	2,103	545		742	525	—		—	—	26	—	—	—	3,941
Balance for utilization	1,074	1,709		1,315	1,253	—		—	—	34	—	71		5,456
Guarantees in the ordinary course of business	—	14		231	194	33		—	—	52	—	—	—	524
Guarantees under the Sales Law, for the performance of works and others	—	—		—	—	—		1,001	—	—	—	—	—	1,001

(1)	The Company and its wholly owned subsidiaries, with the exception of Gazit Europe and ProMed.
(2)	Represents the Company’s share in ATR (31.6%).
(3)	Includes the balances of Dori Group including cost credits accounted for at the time of its acquisition.
(4)	Represents the Company’s share in RSC (60%).
(5)	Including the utilization of approved credit facilities.
(6)	the balance includes cost surplus which the Company recognized when it consolidated ATR.
(7)	the balance includes loans to proportionately consolidated joint ventures in an amount of NIS 125 million which were not included in EQY’s summarizing table set out in section 6.13.5 above.

19.7	In addition, some of the Company’s and its consolidated subsidiaries’ credit documents include financial covenants (which are not burdensome than the financial covenants described in sections 19.2.1 to 19.2.4 above) additional customary conditions for calling for immediate repayment of the credit, including: transfer of control in the Company, in consolidated subsidiaries or in companies the securities of which are pledged to secure the credit, structural change, certain material legal proceedings (including with respect to liquidation, receivership, assets sale proceedings and execution), cessation of all activity, cessation of the trading of the securities attached to secure the credit or the Company’s securities, etc.

19.8	As of December 31, 2011 and through the approval date of this report, the Company and its wholly owned subsidiaries are in compliance with all covenants prescribed with respect to the Company. In addition, as of December 31, 2011, all the Company’s subsidiaries are in compliance with all covenants prescribed with respect to them, and to the best of the Company’s knowledge, there has been no change in this status as of the date of this report.

20.	Taxation

20.1	Tax laws applying to the Group in Israel

20.1.1	Tax rates applying to the income of Group companies in Israel

The rate of the Israeli corporate tax in 2011 was 24%. On December 5, 2011, the Knesset passed the Change of the tax burden law (Legislation Amendment ), 2011, which raises the corporate tax rate to 25% starting 2012.

20.1.2	Income Tax (Inflationary Adjustments) Law, 1985

In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the law, which limits the scope of the law starting 2008 and thereafter. Since 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. Since 2008, the amendment to the law includes, among others, the cancellation of inflationary adjustments including those in respect of the additional deduction for depreciation of fixed assets.

20.1.3	Capital gains/losses

Pursuant to the provisions of the Law for Amendment of the Income Tax Ordinance (No. 132), 2003 (the “Reform Law”), from 2011, capital gains are subject to reduced tax of 24%. When assets purchased prior to the application of the Reform Law are sold, the reduced tax rate will apply only to the gains component generated since the Law came into effect, and this component will be calculated as prescribed in the Reform Law. The Reform Law also provides that capital losses carried forward for tax purposes may be utilized against capital gains for an unlimited time period. It further regulates the option of setting off capital losses from the sale of assets outside Israel against capital gains in Israel. Within the framework of the law detailed in section 21.1.1, the tax rate applying to capital gains was increased to 25% starting 2012.

20.1.4	Taxation of dividend income

Pursuant to paragraph 126(b) to the Income Tax Ordinance (the “Ordinance”), income from distribution of profits or from dividends originating from income accrued or derived in Israel which was received, directly or indirectly, from another body of persons liable to corporate tax in Israel shall not be included in the computation of the Company’s taxable income. Dividends that the Company receives from a foreign entity will be taxed in Israel at the rate of 25% and credit is given for the tax withheld on the dividends overseas. Excess tax withheld in a foreign country on the dividends (direct credit) may be carried forward to future years over a period of not more than five years.

Nonetheless, at the Company’s request and subject to certain conditions, the Company may elect an alternative under which corporate tax will be imposed (24% in 2011) on the gross income from which the dividend was distributed (the dividend distributed plus the tax withheld and the corporate tax paid on the income in the foreign countries) and a credit will be given for the foreign tax paid on the income from which the dividend was distributed in the foreign company (indirect credit) and the tax withheld in the foreign country. It should be noted that indirect credit is given down to two levels only and is subject to certain conditions. Excess of foreign corporate tax paid on income in the foreign country (indirect credit) cannot be carried forward.

20.1.5	Capital gains/losses from the sale of shares in subsidiaries

A real capital gain arising to the Company on the sale of its direct interests in one or more of the foreign companies in the Group will be taxed in Israel and credit is given for the foreign tax paid overseas on the capital gain from that sale, subject to the provisions of the relevant treaty for avoidance of double taxation.

20.2	Income tax assessments

20.2.1	The company has received tax assessments deemed final through 2003 (inclusive).

20.2.2	In August 2006, a final tax assessment agreement was signed between the Company and the Income Tax Authority in Israel (“ITA”) for tax years 2001-2003 (in this section below: the “assessments agreement”), following best-judgment tax assessments issued to the Company in September 2005. Pursuant to the assessments agreement, finance expenses in the amount of NIS 5 million were adjusted in the tax returns and deducted from the Company’s stated losses for the 2002 tax year. These expenses are considered a loss, to be deducted beginning in the 2004 tax year and thereafter, against gains from realizing investments. The Company’s carry forward tax losses from 2003 will amount to NIS 20.6 million. In addition, the Company was required to pay tax in the amount of NIS 2.6 million with respect to a capital gain derived outside Israel from the activity of a wholly owned foreign subsidiary. This capital gain will be added to the Company’s cost of investment for tax purposes.

20.2.3	On December 24, 2009, the Company received an order with respect to the 2004 tax year. Within the framework of this order, the ITA claimed that the Company should allocate its finance, general and administrative expenses in a different manner, such that these expenses will be allocated to its different revenues on a specific basis or according to the ratio of the income-producing properties; however, the Company’s position is that these expenses should be recognized in their full amount, without allocating them to a particular revenue. The Company has appealed the order with respect to the 2004 tax year to the District Court. If the ITA’s position is fully accepted, taxable income in the amount of NIS 5.5 million would be generated for the Company in 2004 (in 12/04 shekel terms). Additionally, finance expenses in the amount of NIS 73.2 million would be allocated to dividends which the Company received from subsidiaries, as specified in the order issued for the Company. As a result, the Company would incur a nominal tax liability, net of foreign tax credit (in 12/04 shekel terms) in the amount of NIS 360 thousand.

20.2.4	On January 15, 2011, the Company received an order with respect to the 2005 tax year. Within the framework of the order, the ITA raised similar arguments to those provided in the order issued with respect to the 2004 tax year, including regarding the aforesaid allocation of expenses. The Company has appealed to the court also with respect to the 2005 tax year. If the position of the ITA is fully accepted, taxable income in the amount of NIS 93.6 million will be generated for the Company (in 12/05 shekel terms). Additionally, finance expenses in the amount of NIS 70 million would be allocated to dividends which the Company received from subsidiaries, as specified in the order issued for the Company. As a result, the Company would incur a nominal tax liability (in 12/05 shekel terms) in the amount of NIS 31.8 million.

20.2.5	On December 13, 2011, the Company was issued with a best-judgment assessment for 2006 (in this section, the “Assessment”). According to the Assessment, finance, general and administrative expenses have been allocated to the Company’s income from its various sources, based on the ratio of the assets that generated the income. As a result of this allocation, expenses of NIS 58 million NIS are non-deductible, thereby reducing the Company’s declared loss. In addition, the ITA claims that, after allocating the finance expenses as stated, the Company has finance income stemming from loans granted to Israeli companies that is not deductible. If the ITA’s position was to be fully accepted, it would result in a nominal tax liability of NIS 18.2 million NIS. Likewise, the Assessment also reflects the cancellation of loss carry forwards of NIS 41 million NIS due to the fact that, with respect to these losses, an assessment was issued as described above. As detailed in section 21.2.3, the Company has filed an appeal against this Assessment.

20.2.6	The Company continues to discuss its tax assessments for 2004-2009 with the ITA. The issues being discussed include issues with respect to the allocation of finance expenses to revenues as aforesaid, and the manner according to which the Company will receive credit in Israel for foreign taxes paid by its foreign subsidiaries. In addition to tax liabilities to which the Company would be liable with respect to the 2004, 2005 and 2006 tax years, if the aforesaid arguments of the ITA are accepted, the Company would be exposed to a further tax demand for the payment of significant amounts also with respect to the 2007 tax year and thereafter, as well (these have not been discussed in the orders issued to date), and other changes could apply to the credit available for utilization against future tax liabilities in Israel, as specified in the respective tax assessments and orders.

In the opinion of the Company and its professional advisors, the Company’s position as reflected in the tax returns filed by the Company for the relevant years is valid and supported by tax laws and reason as well as by relevant professional arguments. The Company therefore believes that the position of the ITA as reflected in the assessments issued for the Company in the said years should not be accepted.

20.2.7	The Company and its wholly owned subsidiaries in Israel have a current carry forward tax loss. With respect to the tax benefit inherent in this loss, the Group has recorded deferred taxes in the amount of NIS 99 million, that has been set-off against the tax provisions balance recorded in the Company’s books. As referred to above, the Company is conducting discussions with the ITA, and these losses might therefore be reduced.

20.3	VAT assessment in dispute

In June 2005, the Company was issued Value Added Tax (“VAT”) assessments in Israel for the years 2003 and 2004 and part of the years 2002 and 2005 pursuant to which the Israeli VAT Authorities (the “VAT Authorities “) limited the deduction of input VAT for such periods, amounting to NIS 4 million. The Company has appealed this VAT assessment, rejecting all claims made by the VAT Authorities. In April 2006, the VAT Authorities rejected the Company’s primary arguments in the objection. However, they did accept the Company’s arguments with regard to technical errors in determining the VAT assessment amounts. Consequently, the limit on input VAT deductions was reduced to NIS 3.5 million. The Company appealed the decision of the VAT Authorities to the Tel Aviv District Court. The Company argued that there are reasons that support its position that the VAT assessments, their computation and their reasoning, are not appropriate for the nature of the Company’s activity, and therefore there is no basis for the Company’s VAT deduction to be limited. In a verdict dated January 11, 2009, the District Court rejected the Company’s appeal. The District Court ruled that the Company’s activity, as well as that conducted by its investees, is primarily outside of Israel, and as such does not generate transactions that are liable to VAT. Hence, instead of being able to deduct the full amount of the VAT on the inputs that serve the Company, it is only permitted to deduct 25% of the input VAT. The Company filed an appeal with the Supreme Court against the ruling of the District Court. On November 29, 2011, the Supreme Court handed down a consent judgment, whereby the Company’s appeal was accepted in part, and ruled that the Company should be permitted to deduct two thirds (66.6%) of the input VAT in the years under appeal, in accordance with Regulation 18(B)(2) of the VAT Regulations, instead of the deduction of one quarter (25%) permitted by the VAT Authorities. The judgment also noted that the State only consented to accept the appeal due to the complexity of the deliberations that the State had found itself entangled in with regard to the appeal and is preserving all its claims with regard to other tax years. The judgment also noted that the Company too is preserving its claims, and the judgment therefore does not bind the parties other than with regard to the years under the appeal.

Further to the VAT assessments referred to above, in March 2008, the Company received VAT assessments for 2006, 2007 and part of 2005, whereby the VAT Authorities limited input VAT deductions for these periods to a quarter only, requiring the Company to pay a total of NIS 6 million. In April 2008, the Company appealed these VAT assessments and in March 2009, the appeal filed by the Company was rejected.

Furthermore, in April 2010, the Company received VAT assessments for the period from January 2008 through October 2009 (inclusive), whereby the VAT Authorities limited input VAT deductions for this period to a quarter only, requiring the Company to pay a total of NIS 5.3 million. In May 2010, the Company filed an appeal against the aforesaid assessments and in April 2011, the appeal filed by the Company was rejected.

In May 2009 and in May 2011, respectively, the date for filing appeals with respect to subsequent years to the appealed years (the “Subsequent Years”) was extended until the Supreme Court rules on the years appealed. On December 14, 2011 (after the Supreme Court provided its judgment), the date for filing appeals with respect to the Subsequent Years was extended until March 27, 2012, in order to allow the parties time to examine the possibility of resolving the dispute between them concerning the Subsequent Years, outside the Court. As stated above, the aforementioned Supreme Court judgment is not binding on the VAT Authorities or the Company with respect to the Subsequent Years.

20.4	Implications of the tax laws for Group companies abroad

For a description of the implications of the tax laws applying to Group companies incorporated abroad, refer to note 25 of the financial statements.

21.	Environment

21.1	The Group, due to its ownership of real estate, is subject to legislation, and federal, state and local environmental regulation. In relation to this, the Group could be held responsible for, and have to bear, the clearance and reclamation costs with respect to various environmental hazards, pollution, and toxic materials that are found at, or are emitted from, its properties (and could also have to pay fines and compensation with respect to such hazards). The costs of the above could be high and could even exceed the value of the relevant properties. It should be emphasized that some of the environmental provisions are provisions that place total responsibility on the holders/owners of the properties (in other words, proof or admission of guilt is not required in order for them to be found responsible for such environmental hazards). Failure to remove these hazards could have a detrimental effect on the Group’s ability to sell, rent or pledge the properties at which such hazards are found, and could even result in a lawsuit. As of December 31, 2011, the Group is aware of a number of properties that require attention from an environmental aspect, in addition to properties that are already being attended to in this regard. The Group is unable to guarantee that the information in its possession reveals all its potential liabilities with respect to environmental hazards, or that former owners of properties acquired by the Group had not acted in a manner that constitutes a material breach of the provisions of environmental laws, or that due to some other reason a serious breach of such provisions has not been, or will not be, committed. Furthermore, future amendments to environmental laws (that have become more stringent over the past few years) could have a material effect on the Company’s position, from both the operational and the financial aspects. As of December 31, 2011, the Company believes that the costs expected to be incurred by the Group with respect to its liability for environment- related damages are not material.

21.2	The Group strives to conduct its business in an environmentally-friendly manner. In 2010, the Company adopted a social responsibility code, which, inter alia, presents the Company’s policy with regard to environmental and the community issues. Social responsibility was and will continue to be an issue that reflects the Company’s positive and active approach to environmental and the community issues as a leading global company.

The Group’s management believes that durable business success is built for the long run, and is therefore investing resources in environmental conservation and in the construction of environmentally-friendly shopping centers. The Group’s management is of the opinion that in the long term, the consumers, the retailers and the Group companies will benefit from this course of action. Thus, for example, the use of green energy and the recycling of various materials will benefit the community, preserve the environment, and in the long term save costs for the Company. In addition, the Company assesses that the growing awareness of the need to preserve the environment will lead the population to prefer visiting “green” shopping centers over regular shopping centers, thus increasing the value of the Group companies’ properties.

The issue of the environment and its protection is being addressed by senior officers in the Group companies. In addition to its managers, the Group is also assisted by external consultants to promote green construction.

Group companies are making use of a variety of materials in the course of their business activity, both on construction sites, where they use mostly construction materials, and in office activity in the administrative headquarters. Within the framework of the companies’ efforts to minimize their environmental footprint, they are attempting to reduce the use of perishable materials, use recycled materials, and send products and materials no longer used for recycling and/or reuse.

21.3	Since May 2006, FCR has been constructing shopping centers based on the “LEED” standard (Leadership in Energy and Environmental Design certification standard). In addition, FCR implements projects for the control and economic use of water and energy, and has began the development of two properties that will make use of geothermal energy. As of the report date, FCR has 26 projects under development or redevelopment (in the planning or construction stages) that are being built (or that will be built) according to the international LEED standard.

21.4	CTY places great emphasis on green construction, and strives to meet the international LEED standard. In 2009, a Green Shopping Center Management Program for promoting green construction was implemented. This program addresses, inter alia, waste management, recycling, construction materials, efficient use of resources (energy and water), air quality, etc. In 2009, 3 sustainable pilot construction projects were completed, that were designed to examine the efficient use of energy, indoor air quality, the selection of materials and minimization of the environmental damage caused by the construction process. The Trio shopping center in Lahti (Finland) and the Rocca al Mare shopping center in the city of Tallinn (Estonia), the renovation and expansion of which were completed in 2009, were awarded the LEED standard (the Trio shopping center is the first shopping center in Finland to receive the LEED standard). In 2010 and 2011, the program parameters were enhanced in 2010, and the Liljeholmstorget (Stockholm) shopping center was the first in Europe to be awarded the LEED Platinum standard (the highest LEED standard available). In 2011, CTY conducted a comprehensive energy saving survey, and, in addition, all its shopping centers were reviewed in accordance with the Green Shopping Center Management Program, an in-house program used to promote sustainable development.

21.5	In Israel, Gazit Development follows the guidelines of the Reduced Environmental Impact Buildings Standard (the green buildings standard) of the Standards Institution of Israel (IS 5281) in its shopping centers that are under construction. In accordance with this standard, issues such as energy, land, water, waste, etc. are taken into consideration in the planning and construction processes, concurrent with environmental management of the project itself (land contamination surveys with the support and approval of the Ministry of Environmental Protection, waste management and recycling, multiple-use construction methods, etc.).

21.6	EQY is investing in making its shopping centers “greener”. In 2008, an extensive recycling program was deployed at its properties. The objectives of the program are to reduce solid waste, encourage recycling and affect positively natural resources and the environment. The program involves the recycling of glass, plastic, metal and wood. EQY is also participating in an environment protection program under government support.

22.	Restrictions on and supervision over the Company’s operations

The Group’s properties are subject to the various laws and regulations of the regions in which they are operated, from a variety of aspects, as is customary for the development and operation of commercial real estate properties in the said regions, and inter alia: planning and construction laws, regulations pertaining to construction and development of real estate properties (such as construction permits), municipal laws with respect to licensing the use and operation of the properties, laws with respect to the adaptation of properties to people with disabilities, and environment law. The Company believes that its properties substantially comply with the legal requirements for their operation. However it cannot assess the implications, if any, of the adoption of new laws and regulations or amendments to existing laws and regulations on existing properties or properties the Group will acquire in the future.

In addition, the Company (which is traded both on the Tel Aviv Stock Exchange and on the New York Stock Exchange), EQY, FCR, CTY, ATR, GAA and Dori, being public companies, are subject to regulations with respect to the securities legislation and the stock exchange rules (including corporate governance rules) applying to each of these companies according to the country they are incorporated in and where their shares are traded. Compliance with these requirements entails substantial costs for the Company as well as for the aforesaid Group companies, and, in addition, their breach could lead to the companies being fined and even to the perception of criminal offence, and could therefore adversely affect the Group.

23.	Material agreements and strategic partnership agreements

23.1	Reorganization agreement with Gazit Inc. Group

23.1.1	In August 1998, the Company, Norstar Holdings and Norstar Israel (“Norstar Israel”), which is wholly owned by Norstar Holdings (Norstar Holdings and Norstar Israel hold control of the Company and are referenced to collectively as: “Norstar Group”), signed an agreement to make a private issuance of shares to Norstar Group, which was intended to bring together, within the framework of the Company, all the property operations and all the property holdings of Norstar Group and of the Company. Accordingly, it was stipulated in the said agreement that, so long as Norstar Group shall continue to be the Company’s sole controlling shareholder and so long as the Company shall be engaged, as its principal business, in the property sector and/or shall control and hold, as its principal activity, companies that are engaged, as their principal activity, in the property sector, Norstar Group shall not engage in the property sector and shall not own shares in companies that are engaged in the property sector, as their principal activity (other than its holding in the Company), and proposals it receives to engage in and/or to hold the aforementioned shall be passed on by it to the Company. The aforesaid shall not apply to financial investments in the shares of companies listed on a stock exchange in Israel or abroad, which are engaged in the property sector as their principal activity, provided that Norstar Group shall not own 5% or more of the issued share capital of any such company.

On January 26, 2012, the Company’s general meeting approved, after receiving the approval of the Company’s Audit Committee and Board of Directors, the Company entering into an agreement with Norstar Group, which includes, inter alia, the amendment of the non-competition provision, such that Norstar has undertaken that, so long as Norstar Group continues to be the Company’s sole controlling shareholder and so long as the Company is engaged, as its principal business, in the field of owning, operating and developing shopping centers and/or medical office buildings and/or controls and holds, as its principal activity, companies that are engaged, as their principal activity, in the aforementioned fields, Norstar Group will not engage in the field of owning, operating and developing shopping centers or medical office buildings and will not own shares in companies that are engaged in this field as their principal activity (other than its holding in the Company), and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company. The aforesaid will not apply to financial investments in the shares of companies listed on a stock exchange in Israel or abroad, which are engaged in the field of owning, operating and developing shopping centers and/or medical office buildings as their principal activity, provided that Norstar Group does not own 5% or more of the issued share capital of any such company. The non-competition provision prescribes that in the event that Norstar desires to operate in any real-estate related field which is not shopping centers or medical office buildings, it will have to first propose the operation to the Company, and only if the Company, following the approval of its Audit Committee, will confirm that it is not interested in engaging the operations by Norstar, then Norstar will be able to engage in the said operation itself. The right of first offer will continue to be in effect with respect to specific transactions in the field which was examined by Norstar and was refused by the Company. Upon the decision of the Audit Committee for the first time not to engage in a specific real-estate field, the Company will publish an immediate report with respect thereto, which will specify the proposed field of operations. Moreover, the Company will, in its periodic and/or annual reports, specify details about the transactions engaged by Norstar in the relevant period, which were first offered to the Company and which the Company decided to refuse, provided that no details will be published in connection with concrete transactions which were not already published by Norstar at that time, and provided that the detailed reasoning behind the decision of the Audit Committee to reject the proposed said transactions is also disclosed. For avoidance of doubt, it is clarified that the principal of granting the first offer right to the Company, described above, will not apply to engagements in the field of shopping centers and in the field of medical office buildings, in which Norstar will not be able to engage so long as the non-competition provision is in force.

The aforesaid agreement includes also an update of the agreements regarding the provision of management services by the Company to Norstar Israel, and confers on the Norstar Group registration rights with respect to the Company’s shares which are owned by it. For details refer to Regulation 22 in Chapter D—Additional Details about the Company in the Periodic Report.

23.2	Shareholders’ agreement with LIH with regard to EQY

Concurrent with EQY entering into an agreement with CSC, as specified in section 6.2.1 above, the Company and its subsidiaries that own shares in EQY (in this section below: the “Globe Group”) entered with LIH and its parent company CSC (in this section below: the “Liberty Group”) and EQY, into a shareholders’ agreement that is in force since January 2011 (and amended in September 2011). The above agreement sets forth, inter alia, the following principles: (a) arrangements were made for the appointment of directors to EQY’s Board of Directors; according to these arrangements, Globe Group has undertaken to support the appointment of one director recommended by the Liberty Group, and the latter has undertaken to vote in favor of the appointment of directors recommended by Globe Group; (b) the Liberty Group has granted the Globe Group the right of first offer in the event of a sale of shares in EQY, as well as the right of first offer (insofar as this right is not exercised by EQY) for the purchase of units in the Joint Venture (as defined in section 6.2.1 above); (c) the Liberty Group has been granted a tag-along right in the event of Globe Group entering into a transaction for the sale of shares of EQY, which would result in a change of control in EQY; (d) the Liberty Group has undertaken to refrain from any action that involves an attempt to acquire control of EQY, and it has also undertaken not to acquire securities of EQY in excess of the agreed limit.

Concurrent with their entering into the shareholders’ agreement, the Company and subsidiaries (that own shares in EQY) entered into an agreement that regulates the manner in which they would exercise their rights under the shareholders’ agreement with the Liberty Group and EQY. The said internal agreement confers on the Company, inter alia, the right to decide on the exercise of Globe Group’s rights under the shareholders’ agreement (including the right to make the final decision on the identity of the directors recommended by Globe Group).

The shareholders’ agreement is valid for a period of 10 years from the date it was signed (namely, until May 2021), or until such time as the Group’s interests in EQY are less than 20% of EQY’s issued capital (on a fully diluted basis) or until such time as the Liberty Group’s interests in EQY’s shares are less than 3% of EQY’s issued capital, whichever is the earlier off the three.

23.3	Shareholders’ agreement with Alony-Hetz with regard to FCR

On January 9, 2011, the Company (and its wholly owned subsidiaries; in this section below, collectively: the “Company”) entered into a shareholders’ agreement with Alony-Hetz (and its wholly owned subsidiaries; in this section below, collectively: “Alony-Hetz Group”), with regard to their interests in FCR. This agreement replaced the shareholders’ agreement from between the parties dated October 2000, that had been revised several times. To the best of the Company’s knowledge, as of December 31, 2011, Alony-Hetz owns 11.6% of FCR’s share capital. The shareholders’ agreement sets forth, inter alia, the following principles: (a) arrangements were made for the appointment of directors to FCR’s Board of Directors, according to which the Company has undertaken to support the appointment of the representatives of Alony-Hetz Group to FCR’s Board of Directors, provided certain conditions with respect to Alony-Hetz Group’s interests in the share capital of FCR are met. As of the date of this report, Alony-Hetz Group had only one director appointed on its behalf to FCR’s Board of Directors. Alony-Hetz Group has given a parallel undertaking to support the appointment of representatives of the Company to FCR’s Board of Directors. It has also been agreed that FCR’s Board of Directors shall not consist of more than 15 members; (b) the Company has the right to oblige Alony-Hetz Group to participate in a transaction to sell shares (“drag along rights”) of FCR under certain circumstance; (c) Alony-Hetz Group has a right to participate in the sale of FCR shares (“tag along rights”) by the Company, under certain conditions; (d) in the event of one of the parties acquiring additional securities in FCR, the acquiring party will then offer the other party the opportunity to acquire a proportional part of the securities acquired by it; (e) the Company has the right of first offer in the event that Alony-Hetz Group shall sell shares of FCR, the Company shall be given the right to acquire all or any part of the shares (other than in the event of sale of the shares under a purchase offer, merger, exchange offer, etc., or in the event that the sale involves up to 1% of FCR’s share capital); (f) Alony-Hetz has undertaken that while this agreement is in force, it shall not act in any of the various ways specified in the agreement, that might constitute interference with the way that FCR is managed or an attempt to acquire control of FCR—either on its own or together with others, without the prior written consent of FCR’s Board of Directors.

The shareholders’ agreement between the Company and Alony-Hetz is valid for 10 years (that is, until October 2021) or until such time as Alony-Hetz Group’s interests in FCR’s shares shall represent less than 3% of FCR’s issued capital for 90 consecutive days or until such time as all the Company’s interests in FCR’s shares shall represent less than 20% of FCR’s issued capital for 90 consecutive days, whichever is the earliest of the abovementioned dates. In addition, each of the parties may terminate this agreement within 60 days of a change in control Alony-Hetz.

23.4	Shareholders’ agreement with regard to RSC

23.4.1	In January 2002, one of the Company’s wholly owned subsidiaries entered into a series of agreements with the other shareholder of RSC, pursuant to which two corporations have been established. The objective of the first of these is to acquire and develop senior housing facilities (the “Holding Company”), while the objective of the second is to manage such facilities (the “Management Company”).

23.4.2	Each of the partners (the Company and the aforementioned third party) has been granted 50% of the rights in each of the aforesaid companies. In September 2008, a wholly owned subsidiary of the Company closed an agreement for the purchase of an additional 10% of the Holding Company’s share capital, so that subsequent to the closing of the transaction the Company’s interests in RSC increased to 60%.

23.4.3	Moreover, a master management agreement has been signed between the Holding Company and the Management Company, pursuant to which management agreements are to be signed between the latter company and the specific senior housing facilities that were acquired. This master agreement was set for a term of five years, at the end of which it will be renewed automatically for one-year periods, unless one of the parties shall give notice of its termination. At the beginning of 2005, an additional agreement was signed, whereby arrangements were stipulated for the payments, which are due to each of the parties from the Holding Company and the Management Company, for various services provided by each of the parties over a two-year period. In 2008 and in 2010, this agreement was renewed and the payment arrangements based on it were updated. Within the framework of the addition to the agreement from 2010, the agreement was extended for an additional two- year period until September 2012.

23.5	Agreements for investment in ATR

In 2008 and 2009, the Company closed, together with CPI, a number of joint investments in ATR, the main principles of which are as follows:

The original investment agreement

23.5.1	On March 20, 2008, the Company, through a wholly owned subsidiary, entered into a series of agreements for a joint investment (collectively: the “Original Investment Agreement”) with CPI in ATR, (the Company and CPI collectively referred to as the “Investors”). On August 1, 2008 the initial investment under this agreement was closed (the “Closing Date”).

23.5.2	According to the Original Investment Agreement, the Joint Corporation undertook to invest in shares and convertible securities of ATR, inter alia as follows:

23.5.2.1	An investment of EUR 500 million in debentures (non-listed) of ATR, which were convertible into shares in ATR at a conversion price of EUR 9 per share. The debentures conferred voting rights even prior to their conversion, and bore interest at the rate of 10.75%. At the Closing Date, the Company made its first investment in the said debentures, according to the Original Investment Agreement, in the amount of EUR 270 million, alongside an investment by CPI in the said debentures, in the amount of EUR 230 million.

23.5.2.2	ATR undertook to issue rights (to shares and warrants) to its shareholders in the amount of EUR 300 million and at a price of EUR 7 per share, where the Investors undertook to purchase all shares that would not be purchased by the other shareholders (the said issue of rights did not take place—refer to section 24.5.3.3 below). In addition, the Joint Corporation was granted the option of acquiring shares in ATR at a price of EUR 7 per share, in the amount of EUR 200 million (less amounts invested, if at all, by the Investors within the framework of the rights issue as aforesaid), for a period of six months.

23.5.2.3	On the transaction Closing Date, the Investors were granted 30 million warrants (non-listed) for shares in ATR, at an exercise price of EUR 7, and which were exercisable over 4 years from their issue date.

23.5.2.4	According to the Original Investment Agreement, the Investors were granted certain rights with respect to the appointment of directors, as long as the amount of the Investors’ investment in ATR (including in the debentures described in section 23.5.2.1 above) does not fall below EUR 300 million.

The additional investment agreement

23.5.3	On December 24, 2008, ATR received from the Austrian Takeover Commission (“ATC”) a letter that claimed (not in the context of the transaction of the Company’s investment in ATR) that there are good reasons why ATR, which is incorporated in the island of Jersey, should be deemed to be domiciled in Austria, and there are therefore good reasons why Austrian law should apply with regard to the duty of effecting a compulsory purchase offer in the event of a transfer of control, including the acquisition of 30% of the voting rights in the corporation (for additional details refer to note 9g of the financial statements; in addition, refer to section 23.5.4 below for the ATC’s updated decision). Accordingly, on January 13, 2009, the investors entered into an additional investment agreement with ATR (the “Additional Investment Agreement”). On January 30, 2009, the Additional Investment Agreement was closed. The Additional Investment Agreement sets forth the following principles:

23.5.3.1	ATR has allotted to the Investors a total of 10.3 million shares in ATR at a price of EUR 7 per share (the Company’s share—approximately 5.6 million shares). The Investors were given the choice of paying for the said shares in cash or by transferring convertible debentures of ATR (allotted to them as aforesaid in section 23.5.2.1 above). The Company chose to pay for the additional investment by returning convertible debentures of par value EUR 38.9 million.

23.5.3.2	Approximately 25.07 million warrants for shares in ATR (allotted in accordance with section 23.5.2.3 above) were returned to ATR and cancelled.

23.5.3.3	It was agreed that ATR would not carry out the rights issue it planned, as aforesaid in section 23.5.2.2 above, and the Investors’ undertaking to purchase all shares not taken up within the framework of the Original Investment Agreement was accordingly cancelled.

23.5.3.4	The Company and CPI have undertaken (subject to certain exceptions) to refrain from purchasing securities of ATR without its agreement and in a manner that will cause transfer of control in it, as this term is defined in ATR’s debentures (non-convertible) from 2006, until the earlier of: August 1, 2010 or the date on which the par value of the said debentures will fall below EUR 180 million.

23.5.3.5	ATR has repurchased from the Company debentures (non-convertible) of par value EUR 103 million (cancelled upon their repurchase) in consideration for EUR 77.26 million (the price for which they were purchased by the Company), plus accrued interest as yet unpaid on these debentures.

23.5.4	On April 29, 2009, ATC informed ATR (as well as having issued a press release in Austria) that the Austrian rules of compulsory purchase offer do not apply to ATR on the said decision date (this, without its said decision referring to circumstances preceding the decision date, and in particular to activities in ATR before the Company entered into the ATR investment agreement).

Agreement for the exchange of debentures for ATR shares

23.5.5	On September 2, 2009, the Investors and ATR entered into an agreement that was implemented on December 1, 2009, pursuant to which the Investors delivered up to ATR the balance of the EUR 427.9 million par value of convertible debentures (the Company’s share being EUR 231.1 million) and the balance of 4.9 million ATR warrants (the Company’s share being 2.66 million), issued to them by ATR in August 2008, and, in return, they were allotted 144.9 million shares in ATR (the Company’s share being 79.6 million shares) and received a cash payment of EUR 9.3 million (payable to CPI only) (the “Exchange Agreement”). The following principles were also set forth:

23.5.5.1	On December 17, 2009, ATR paid a special dividend of EUR 0.50 per share (the “Special Dividend”). It was also decided that ATR would strive to maintain an annual dividend distribution policy of no less than EUR 0.12 per share, payable on a quarterly basis, subject to statutory and business considerations.

23.5.5.2	The list of matters for which the Investors were granted veto rights according to the Original Investment Agreement was shortened, and it was stipulated that as long as the Investors own at least 20 million shares (immediately before the report date, the Company owns 124.1 million shares in ATR, and to the best of it knowledge, CPI owns 72.48 million shares in ATR), their consent is required to conduct certain material actions with respect to ATR, for which materiality thresholds were stipulated in the agreement, including: sale of properties of ATR; acquisitions or entering into transactions; entering into a material agreement; change of the tax regime applying to ATR; and appointment of ATR’s President. It was also decided that any decision regarding a material change in the business of one of the companies in the ATR Group, and regarding the issue of securities by ATR or any company in the ATR Group (with exceptions stipulated in the agreement) will require the consent of a special 2/3rds majority of ATR’s general meeting. In addition, rights to receive information were set for the Investors.

23.5.5.3	The Investors will be entitled to appoint 4 directors (out of a Board of Directors that does not exceed 10 members), as long as they own (cumulatively) 80 million shares; 3 directors, as long as they own 60 million shares; 2 directors, as long as they own 40 million shares; and one director, as long as they own 20 million shares.

23.5.5.4	The Investors will maintain their rights to appoint the majority of the members of the Board of Directors’ Nominations Committee, which recommends the appointment of the remaining members of the Board, and to appoint the chairman of the Board of Directors, as long as the Investors cumulatively own at least 55 million shares.

23.5.5.5	The Investors have undertaken to refrain from taking steps that would result in a breach of the provisions on change in control contained in the terms of the debentures from 2006, as long as EUR 100 million par value of the debentures are outstanding or until 20 months have elapsed from the transaction closing date, whichever is the earlier. ATR undertook to announce an offer for the repurchase of the aforesaid debentures at 95% of their par value, in the total amount of up to EUR 120 million. In January 2010, ATR closed a purchase offer in the total amount of EUR 80 million. In addition, in April and June 2010, ATR completed two repurchase offers in which it repurchased the remaining debentures issued in 2006.

23.5.6	In light of the Investors’ rights pursuant to the agreements with ATR and ATR’s incorporation documents, as amended following closing of the Exchange Agreement as aforesaid, and in light of the increase in the investors’ interests in ATR following the Exchange Agreement, and since the Company and CPI have entered into a joint-control agreement, the Company consolidates ATR on a proportionately consolidated basis since the closing date of the Exchange Agreement.

23.6	Shareholders’ agreement with regard to ATR

23.6.1	The Company’s wholly owned subsidiary, which has invested in ATR in accordance with the various agreements with it, as described in section 9.1.5 above (in this subsection, the “Subsidiary”) and CPI , have regulated their relations with respect to their interests in ATR in shareholders’ agreements that were last amended in September 2009 (in this subsection, the “Shareholders Agreement”). Through the date of this report, the Company owns (through the Subsidiary and another subsidiary that is not a party to the Shareholders’ Agreement) 124 million shares in ATR (representing 33.28% of ATR’s share capital), and to the best of the Company’s knowledge, CPI owns 72.48 million shares in ATR (representing 19.44% of ATR’s share capital). The Shareholders’ Agreement sets forth, inter alia, the following principles:

23.6.1.1	Subject to the two Investors (as defined in section 23.5.1 above) holding (each separately) over 20 million shares or under 20 million shares, they will be required to agree between them on exercising the voting rights in the general meeting with respect to the shares in ATR allotted to them under the investment agreements in ATR (refer to sections 23.5.3 and 23.5.5 above) (the “Investment Agreements Shares”). Such agreement will not be denied or delayed unreasonably. In the absence of such agreement, the Investors will vote no.

23.6.1.2	Should one of the Investors own more than 20 million shares (the “Majority Shareholder”) while the other investor owns less than 20 million shares (the “Minority Shareholder”), the Minority Shareholder will be required to vote in ATR’s general meeting according to the decision of the Majority Shareholder. In addition, in such a case, the Minority Shareholder may not exercise the consent rights conferred on it as aforesaid in section 23.5.5.2 above.

23.6.1.3	The internal division of the number of members of the Board of Directors to be appointed by each of the Investors, out of the total number of members of the Board of Directors to be appointed by the Investors (by virtue of their right in accordance with ATR’s Articles of Association, as aforesaid in section 23.5.5.3 above), will be determined based on the ratio of their interests in ATR’s shares, as will be from time to time (where each of the parties may object on reasonable grounds to the identity of any of the candidates of the other party). As of this report, each party may appoint 2 members of the Board of Directors. It has also been prescribed that, subject to a minimum holding threshold of each of the parties, the agreement of both will be required to determine the identity of the chairman of the Board of Directors as well as of most of the members of the Nominations Committee of ATR’s Board of Directors (in accordance with the Investors’ rights with respect to ATR, as aforesaid in section 23.5.5.4 above).

23.6.1.4	The shareholders’ agreement prescribes provisions on the right of first offer between the parties, in the event of transfer of the shares in the investment agreements.

23.6.1.5	It has also been prescribed that, if the Company finds itself under a binding legal regime that requires, in certain cases, that a purchase offer be made; then, in the event of the purchase of an amount of shares in ATR that requires making such a purchase offer, by any of the Investors, the Investors’ consent to such a purchase offer will need to be obtained. In addition, the consent of both Investors will be required in the event of the acquisition of control (a holding of more than 50% of the share capital, voting rights or the rights to appoint directors) in ATR by any of the Investors.

23.7	Shareholders’ agreement with respect to Gazit Development

23.7.1

In May 2006, the Company entered into a series of agreements with Mr. Ronen Ashkenazi and a company controlled by him (“Ashkenazi Company”), that regulate the parties’ rights and liabilities with respect to their holding in Gazit Development. As of December 31, 2011, the Company owns 75% of Gazit Development’s share capital, and Ashkenazi Company owns 25% of its issued capital[77].

23.7.2	In January 2011, Ashkenazi Company repaid debts it was granted by the Company with respect to its initial investment in Gazit Development, in an aggregate amount (as of December 31, 2011) of NIS 4 million, and the pledge over Ashkenazi Company’s shares in Gazit Development to secure these loans was removed.

23.7.3	For the Company’s rights and liabilities with respect to the provision of financing to Gazit Development, refer to section 11.1.11 above.

23.7.4	In addition, in May 2006, Gazit Development and Ashkenazi Company signed a management agreement, which took effect retroactively from April 2005, pursuant to which Mr. Ronen Ashkenazi is to provide Gazit Development with management services for a period of 5 years. The management agreement expired in April 2010, but, as of the date of this report, the parties continue to act in accordance with it, and intend to enter into a new agreement.

23.7.5	According to the Shareholders’ Agreement between the parties, Gazit Development’s Board of Directors shall comprise three to five members, as determined by the Company, while Ashkenazi Company shall have the right to appoint one director. Certain decisions made by the general meeting of Gazit Development’s shareholders and its Board of Directors (with regard to the amendment of the Articles of Association in a manner that compromises the shareholders’ rights, the amendment of the rights attaching to Gazit Development’s shares, its liquidation and a decision to issue its convertible shares or securities on a stock market), shall be made by a special majority of 86% of those present and voting.

[7][7]

In accordance with an agreement from 2002, a private company owned by Ronen Ashkenazi is providing planning, engineering and supervision services at prevailing market terms for the construction of a residential building, the land for which is owned by Mr. Katzman and a company owned by him (the manager of which is Ronen Ashkenazi), Mr. Dori Segal and his wife, and Mr. Arie Mientkavich.

24.	Legal proceedings

24.1	In November 2010, a lawsuit, claiming to be recognized as a derivative action, in the amount of EUR 1.2 billion, was filed against the Company and other parties at a Jersey Island court. The lawsuit was filed by Meinl Bank (and another plaintiff), whose affiliates managed ATR and were its primary shareholders prior to the Company’s acquisition of the interests in ATR in August 2008, and which was a party to the agreement for investment in ATR. Among the other defendants in the lawsuit filed by Meinl Bank was the Company’s chairman of the board, who also serves as the chairman of ATR, the Company’s former CEO who served as a director in ATR, other board members of ATR, ATR itself, and CPI, which is also a shareholder of ATR and was party to the investment agreement, and with which the Company has a shareholders’ agreement with respect to their interests in ATR (for details about the investment agreements and the shareholders’ agreements, refer to 23.5 above). The subject of the lawsuit was transactions which were executed between ATR and the Company and CPI during 2009, and which the plaintiffs claimed were not in the best interest of ATR, have caused it damages and resulted in unjust enrichment to the Company and CPI, and in which the defendants acted in violation of applicable law. It should be noted, that this lawsuit followed a lawsuit filed by ATR in August 2010 at the High Court of Justice in England, against Meinl Bank and against its controlling shareholder, Julius Meinl and other affiliated parties, in an amount in excess of EUR 2 billion, for losses such parties caused to ATR in connection with their management of ATR prior to the Company’s acquisition of ATR’s interests (the “ATR Lawsuit”). In February 2011, Meinl Bank and others filed against ATR, the Company and CPI, an application for arbitration with the International Arbitration Institute in Paris. In this application, Meinl Bank requested, inter alia, instructions to be given that the ATR’s Lawsuit be withdrawn and that indemnification be granted for any expense incurred with respect to the said proceedings.

24.2	In March 2011, Meinl Bank filed a lawsuit against the Company and the Chairman of its Board, Mr. Chaim Katzman, in the District Court of Tel-Aviv-Jaffa. The lawsuit sought declaratory relief, whereby the defendants were to be ordered to compensate Meinl Bank for any sum or remedy awarded against it in the English Lawsuit. The lawsuit also sought a pecuniary remedy, which was estimated for court fees purposes at NIS 3 million, with respect to Meinl Bank’s expenses in defending the ATR Lawsuit (it should noted that the above mentioned lawsuit was not brought against other shareholders of ATR).

24.3	In June, 2011, the Company announced that a settlement agreement had been signed between Meinl Bank, ATR, the Company, Mr. Katzman and other parties involved in the lawsuits referred to above, in relation to all the existing disputes between the parties and to settle all the lawsuits still outstanding between them. Each of the parties denied all claims of their involvement in improper acts, in accordance with the positions presented by each in the lawsuit filed against them. The settlement agreement does not prescribe that any payment whatsoever is to be made by any particular party to any other party with respect to alleged losses. On July 28, 2011, the prerequisites for the settlement agreement were met and the aforesaid agreement went into full effect. As part of the implementation of the settlement agreement, the proceedings between the parties were cancelled including Meinl Bank’s lawsuit against the company and additional defendants at the Jerseys Island Court and the District Court in Tel-Aviv Jaffa as described in this section 24. Notwithstanding the settlement and dismissal, the Company can provide no assurance that the Company or ATR will not be subject to any further claims similar to those addressed in the derivative action by former shareholders of Meinl or by others. However, an independent committee of the ATR board comprising directors with no personal involvement in the derivative action has separately investigated the matters alleged in the derivative action. This committee, which established its own procedures and took independent legal advice, determined that there was no basis for the claims made against directors of ATR in the derivative action and no benefit to ATR in pursuing the action.

24.4	As ATR stated in its financial statements as of December 31, 2011, other criminal proceedings are currently pending against Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in ATR, who had invested at the time of these events, has alleged that ATR is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed ATR to reply to the allegations and has started criminal investigation proceedings against ATR based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force in 2006, is of uncertain application. ATR’s management believes a finding of liability on its part in the said events would be inappropriate. On this basis, ATR intends to actively defend itself in the proceedings.

24.5	In addition, there are several legal proceedings pending against the Group companies, in connection with matters arising in the normal course of their business, including proceedings versus tenants of the Company’s properties, local authorities and claims involving personal injury and property damage caused in their shopping centers and other properties.

24.6	For details of disputed tax assessments, orders issued with respect thereto and legal proceedings vis-à-vis the tax authorities, refer to Section 20.2 above and notes 25.k and 25.l of the financial statements.

25.	Goals and business strategy

25.1	The Group has a policy of examining its business strategy and its goals, from time to time, against the background of developments in its business and the macro-economic environment. Core points in the Group’s strategy are summarized below:

25.1.1	Focusing on increasing the Group’s cash flows through the proactive management of its properties. The Company’s management believes that this policy, alongside its holding the properties over time, will create added value for its shareholders.

25.1.2	Investment in income-producing properties, mainly in supermarket-anchored shopping centers; since supermarkets cater to the daily needs of the residents, these shopping centers are considered less sensitive to the economic cycle relative to other real estate sectors.

25.1.3	Maximizing the value of existing shopping centers by renting to tenants with proven financial strength who are market leaders, while also creating an attractive mix of tenants.

25.1.4	Focusing most of the operations in countries that have an international investment rating, while ensuring geographic diversification, and examining and implementing appropriate investment opportunities also in additional areas, as specified in this section below.

25.1.5	Focusing operations in urban growth regions.

25.1.6	Pursuing future growth opportunities, by focusing on regions where land is characterized by economic scarcity, thus resulting in such regions having high entry barriers against competition.

25.1.7	Continuing the trend of expansion into synergetic fields of activity in the regions where the Company operates, by exploiting its relative size advantages in these regions, and utilizing the Company’s extensive information base.

25.1.8	Selective and rational activity with respect to development and redevelopment of income-producing properties, in order to increase the yield and upgrade the existing properties portfolio. The Group strives to ensure that development and redevelopment activity does not encompass a material proportion of its properties.

25.1.9	Selling properties that do not meet the Company’s investment criteria, including those based on the type of property and its geographical location.

25.1.10	Continuing the expansion in the medical office building sector in regions in which the Company operates, through its subsidiaries, while leveraging the Company’s relative advantages.

25.1.11	Assessing M&A opportunities with respect to real estate companies (including public companies), while making focused acquisitions, acquisitions of control in companies, entering into agreements for strategic relations with companies, and adopting a consistent and prudent acquisitions policy, investing in markets characterized by high growth rates, seeking marketing and operational synergy, gaining a thorough knowledge of the local market and creating a platform for the pursuance of further business opportunities.

25.1.12	Continuing the creation of cooperation with the strongest and leading financial institutions in Israel and worldwide, and managing the properties owned by such partnerships in a manner that reflects the Group’s experience and expertise.

25.1.13	Maintaining as close an economic correlation as possible between the currency in which its assets are acquired and the currency in which the liabilities to finance the acquisition of those assets are taken out, in order to maintain its equity in the currencies of the various markets it operates in, and in similar proportions to the proportion of the assets in the various currencies to the total assets, and while entering, from time to time, into hedging transactions to reduce exposure to fluctuations in the exchange rates of foreign currencies.

25.1.14	Maintaining a high level of liquidity that enables the pursuit of business opportunities in the Group’s fields of operation and the management of its debts, which are spread over the years.

25.1.15	Utilizing international capital markets to increase financial stability and to gain greater exposure to local and international institutional investors.

25.1.16	Investing, while maintaining the proper financial ratios that characterize the Group, by using the Group’s existing sources and facilities and by raising capital and debt on the Israeli stock market and on financial markets overseas.

25.1.17	Attributing significant importance to transparency and reliability vis-à-vis investors (shareholders and debenture holders) and acting accordingly.

25.1.18	Self and pro-active management—operations in the various countries are conducted through local management. Expertise, knowledge, experience, contacts and familiarity with the business environment enable the Company to pursue a pro-active, dynamic and entrepreneurial strategy, that is intended to advance internal growth, inter alia, by adjusting the Company’s properties to developments in the retail sector, hedging and high positioning of the existing properties portfolio, and pursuit of opportunities to purchase and develop properties that are adjacent to the Company’s properties.

25.1.19	The Group believes that the human capital it employs is one of its most important resources. Sustaining human capital over time provides a stable basis for growth of the Company’s operations and for the creation of value for its shareholders.

25.1.20	In the past few years, the Group has exhibited constant and continuous growth. The Company has acted, and will continue to act, to advance its growth, inter alia, by increasing profitability, development, acquisition and betterment of existing properties, efficient and professional management, seeking new, similar markets and fields of operations, financial flexibility and ability, and pursuit of business opportunities involving the acquisition and merger of other real estate companies. During these years, the Company has been working consistently to maximize the value of its shares, in order to provide its investors with a qualitative, growing dividend year by year.

The aforesaid goals are forward-looking. They constitute a vision and goals, which are based to a significant extent on expectations and assessments with respect to economic (industry-related and general) and other developments, and their interrelationships. The Company cannot be certain that its expectations and assessments will indeed be realized, including with respect to its ability to realize its vision and to achieve the goals it has set for itself, that are based, to a significant extent, also on factors that are inherently beyond its control. It is hereby clarified that the Company’s operating results may differ materially from the results estimated or implied by this information.

26.	Material events post-balance sheet date

For details regarding material events post-balance sheet date refer to note 40 of the financial statements.

27.	Financial information concerning geographical segments

Refer to note 39 of the financial statements.

28.	The risk factors applicable to the Company

28.1	Macro risks

28.1.1	Financing—The Group’s operations in acquiring properties and listed securities of Group companies are financed in part by loans received from banks and institutional bodies, and in part by the issue and sale of securities and debentures on stock markets. Should the Group’s financing ability be impaired, operations could be significantly limited.

The business results of the Company and its subsidiaries are dependent on their ability to raise loans or capital in the future and on the terms thereof, in order to repay loans and attain the cash flows required for their operation (and with regard to EQY—also in order to comply with the dividend distribution requirement, to maintain its REIT status). The Group’s financing ability could be affected by an unavailability or a shortage of external financing sources, changes in existing financing terms, changes in the Group’s results of operation, legislative changes, and deterioration of the economic situation in the Company’s operating regions. Furthermore, the operating results of the subsidiaries could be affected by changes in interest rates, although in light of the fact that most of their indebtedness is at fixed interest rates, changes in the rates of interest have only a limited impact on the Group. In addition, the Company’s incorporation documents and its policy do not limit the maximum debt amount it may owe (for details regarding the Group’s debts, refer to sections 6.13, 7.12, 8.13, 9.12, 10.8, 11.3.2, 11.1.11, 11.4.6, 11.5.6 and 11.10.2 of the report). The debt balances of the Company and its subsidiaries could have a material impact on the Company and on its public subsidiaries, including where the allocation of a material part of the cash flow to the repayment of loans is concerned, and it could also impair the ability to allocate resources to the operation, develop and acquire properties, and the ability to distribute dividends and raise capital.

In addition, breach of the Company’s obligations within the framework of financing agreements, including its undertaking to maintain financial ratios, which are affected also by extraneous market factors, and restrictions with respect to change of control, could have material implications, such as a demand for early repayment of loans, disposal of properties and refinancing under less favorable terms. Also, a change (or anticipated change) in the credit rating of any of the Group companies could affect their access to financial markets and increase their capital raising costs.

For details regarding the financial crisis, refer to section 5.2 above.

28.1.2	Changes in exchange rates—The Company’s equity has a currency exposure mainly to the U.S. Dollar, the Canadian Dollar, and the Euro, in such a manner that an increase in the exchange rate of the foreign currencies would increase its equity, while a decrease in their exchange rates would decrease its equity. In addition, changes in the exchange rates will affect the fair value of derivative financial instruments (mainly the SWAP type), that provide economic hedging but do not meet the criteria for hedge accounting. The change in the fair value of these instruments is carried to the statement of income. The Company’s profitability could be adversely affected by the absence of hedging or at least partial hedging against changes in the exchange rates.

28.1.3	Changes in capital markets—A substantial part of the Company’s assets comprises the securities of its public subsidiaries. Accordingly, changes in the capital markets and volatility in share prices in the wake of changes in market conditions and other conditions which the Company cannot control, could affect the price of the Company’s and Group companies’ shares, which might, inter alia, expose them to the possibility of non-compliance with the financial covenants stipulated in their credit agreements and limit their ability to raise further capital.

28.1.4	Economic conditions that affect geographical regions—approximately 10.9%, 7.6%, 5.9% and 4.0% of the Group’s leasable premises are located in Florida, Toronto, Ontario, and Helsinki, respectively, thereby presenting an increased risk that the Group could be adversely affected, to a significant degree, by a downturn in the economic conditions or a natural disaster in these regions.

28.1.5	Risk of terror attacks and natural disasters and uninsured risks—Terror attacks could affect the Group’s properties. In addition, some of the Group’s properties are in regions exposed to risk from natural disasters (e.g., hurricanes, floods and earthquakes). Losses resulting from these risks and others either cannot be insured or are not fully covered by the Company’s insurance policies. In addition, the availability of certain insurance coverage for these and other risks could decrease and its premium cost may increase, in a manner that could lead to limited insurance coverage of Group companies.

28.1.6	Investment in developing countries—some of the Group’s investments are in emerging markets, mainly in Central and Eastern Europe (through ATR and Dori Group), Brazil and India (in which the Group is invested through an investment fund). The Group’s investments in emerging markets are exposed to high risk compared to its investments in markets in North America and in Northern and Western Europe; this includes also legal, economic and political risks to which the Company’s investment in these countries in exposed.

28.2	Sector risks

28.2.1	Financial strength of tenants, including anchor tenants—Among the factors affecting the Group’s revenues is the financial strength of the tenants of its properties, and particularly tenants that are major tenants, including anchor tenants. Among the factors affecting the tenants’ financial strength is the economy in the countries and regions in which they operate. Factors such as deterioration in the economic conditions in the Group’s operating regions, changes in consumer buying habits, increased competition in the Group’s operating regions and the financial recession in some of the Group’s markets of activity could impact the business activity and the economic results of anchor tenants and other tenants in the Group’s properties, which could in turn lead to non-renewal of lease agreements, delays in the occupation of the Group’s properties, delay or failure to pay rent, etc., and as a result could have an adverse impact on the Group’s revenues. The departure of an anchor tenant has implications for the whole of the shopping center where the anchor tenant had rented premises and on the drawing power of the shopping center, and thus also on the Group’s income from that shopping center. This is true even if the anchor tenant continues to pay the rent with respect to the closed premises.

28.2.2	Changes in the rental policy of retail chains and major tenants—A large proportion of the major tenants that rent premises from the Group are retail chains. The Group’s business results could be adversely affected by a change in the retail chains’ policy regarding the operating framework for their stores (such as the size of their stores) and the regions where they operate.

28.2.3	Changes in consumer buying habits—Since most of the Group’s properties are shopping centers, which are based on food, pharma, clothing and service stores, changes in the buying habits of the consumers in the regions surrounding those shopping centers (such as a move toward buying in different types of centers or a move toward buying over the telephone or through electronic means) could have a harmful effect on the Group’s business results.

28.2.4	Statutory and regulatory requirements, including with respect to environmental conservation and to companies law and securities law—Group companies, including those involved in construction, development and redevelopment activity, are subject to statutory and regulatory requirements concerning various topics, including environmental issues (environmental hazards, underground and above-ground pollution, toxic waste, etc.) and provisions requiring the adaptation of buildings to provide convenient access for the handicapped, and are responsible for bearing the costs involved in complying with such requirements, to the extent that this could adversely affect them (as of December 31, 2011, the Company is not aware of any such instance that could have an adverse effect on its results). The Company’s liability and its exposure to damages and costs (e.g., with regard to tax, environmental and regulatory aspects) could also result from actions or oversights related to the time in which the relevant property was owned by previous owners and owned by other holders, including activity that is not in line with the provisions of the law (e.g., failure to comply with licensing requirements), as well as those resulting from tests that were conducted by the Company in preparation for the purchase of a property being incomplete or insufficient. For a description of the main risks involving breaches of the laws relating to environmental conservation, refer also to section 21 above.

In addition, as the Company is a public company that is traded on the Tel Aviv Stock Exchange and on the NYSE, it is required to comply with the relevant provisions of the Law in Israel and in the U.S.. In addition, the securities of some of the Company’s consolidated subsidiaries (EQY, FCR, CTY, ATR, GAA, Dori and Dori Construction) are traded on different stock exchanges worldwide and are subject to the relevant securities laws governing each stock exchange (including corporate governance rules). Compliance with these requirements entails substantial costs for the Company as well as for the aforesaid Group companies, and, in addition, their breach could lead to the companies being fined and even to the perception of criminal offences, and could therefore adversely affect the Group.

28.2.5	Property renovation and development activities—The Group operates, inter alia, in the property development field, both by way of initiation of development projects, by way of purchasing properties for development, and by way of expanding and developing existing properties. There is no certainty that the Group’s forecasts with regard to the development of one or more of its properties will materialize. The Group’s liabilities with regard to the development of its properties are subject to the risks that are generally involved in such activity and include, inter alia: delays in construction and time overruns (or complete failure to complete construction) and the ensuing costs; cost overruns, including the raw materials element, labor, financing, delays and costs related to regulatory approvals and other costs; natural and climatic disasters at the development sites; difficulties entailed in land conditions; technical risks related to the construction plans, the construction activity and environmental aspects; construction flaws (including as a result of the use of defective construction methods, raw materials or products that are acquired by the Company from third parties); tenants who are supposed to take space in the property under the initial leases failing to move in; properties occupied for lower than planned rental tariffs; and so on. The inability to complete the development or redevelopment of the properties, or failing to complete them on schedule, due to the reasons listed above or for other reasons, could have an adverse effect on the Company’s business, its financial position and its operating results.

28.2.6	Risks inherent in the management of the Company’s properties—The Group is exposed to risks entailed in the provision of management services by the Group to its tenants, including third party liability. Should the Company fail to efficiently manage a property or properties, increased costs could result with respect to the said maintenance and betterment of the properties, loss of opportunities to improve income and yield and a decline in the value of the properties. In addition, with respect to management services for the Group’s properties, provided by third parties, the quality of services rendered by the said third parties (as well as the Group’s ability to locate and enter into agreements with qualified third parties) could have a significant effect on the Group’s relations with its tenants, as well as on the Group’s yields from its investments.

28.2.7	Competitive environment—The Company is exposed to substantial competition in the acquisition of properties. Increased competition with respect to the acquisition of properties and attracting new tenants, could reduce the number of properties available for acquisition, increase the acquisition prices of properties designated for acquisition, reduce the ability to attract tenants and decrease rental fees, decrease occupancy rates, increase operating costs and impair the yield obtained from the Company’s properties. In addition, the Company’s competitors could hold an advantageous position company to the company derived, inter alia, from lower cost of credit, more efficient operations and higher risk robustness (refer to sections 10.6.1.6, 10.6.2.10 and 14 above for a description of the competition in the Company’s fields of operation).

28.2.8	Increase in operating expenses and other expenses—Increase in operating expenses and other expenses without an offsetting increase in revenues or payments made by tenants, could result, inter alia, from an increase in the costs of external service providers, an increase in the burden of real estate taxes and other levies, an unanticipated increase in maintenance costs (including due to unanticipated malfunctions and an increase in energy costs), changes in legislation, regulation or governing policy, and an increase in insurance costs. In addition, due to the listing of its shares in the U.S., the Company is required to invest substantial costs in meeting the regulatory demands entailed therein, such as implementation of Section 404 as well as other requirements under the Sarbanes-Oxely Act of 2002, including with regard to legal and accounting services (which the public subsidiaries will also be required to comply with under the said requirements).

28.2.9	Risks inherent in the impact of external factors on the value of the Group’s properties and its operations—The Company is exposed to risks derived from the fact that the valuation of real estate properties is subjective and uncertain by nature, as well as risks derived from the fact that the value of the properties might be affected by external factors that are outside the Group’s control, such as the possible impact of the financial crisis on the real estate and finance sectors in the U.S. and outside it (refer to section 5.2 above), including overall market conditions—including in the real estate markets, commercial real estate in general and real estate in the Group’s fields of operation in particular, the absence of liquidity in real estate investments, national, regional or local financial conditions, political conditions and events, surplus of areas for lease, demographic conditions, consumer behavior, unemployment rates, proximity and accessibility of competing properties, access to public transportation, changes in legislation (including retroactive changes), expropriation, transfer taxes and other taxes and payments, and an increase in operational expenses (including energy expenses). These and other risks could lead to leasing at lower than planned rental rates, lower occupancy rates, non-renewal of leases or their renewal at less advantageous terms from the lessor’s point of view (including with regard to anchor tenants), negative side effects resulting from the departure of small tenants, the possibility of having to bear the costs with respect to the acquisition of properties that the Group fails to lease, and bearing unplanned costs with respect to realty brokering operations and finding new tenants.

28.2.10	Absence of liquidity in real estate investments—Investment in real estate is usually an investment with no liquidity, compared to investment in securities. The absence of liquidity could lead to the Company selling real estate properties in response to changes in the economy, in the real estate market or due to other conditions, other than at the desired date or price. In addition, some of the anchor tenants in the Company’s properties have the right of first refusal or right of first offer to acquire the properties, which could make it more difficult for the Company to sell the properties in reaction to a change in market conditions.

28.3	Risks specific to the Company

28.3.1	Change in the tax burden with respect to the operations of the Company’s subsidiaries, and primarily EQY’s status as a REIT—the Group is exposed to possible changes in the tax burden with respect to the operations of the Company and its consolidated subsidiaries, including due to changes in the governing tax law in the regions where Group companies operate, or due to non-implementation of deductions granted to the Company with respect to tax, applying to the Group’s income. In addition, as of December 31, 2011, EQY is taxed as a REIT, and its business results could be adversely affected if the U.S. tax authorities were to find that EQY does not meet the criteria of a REIT or if EQY did not fulfill the necessary conditions for the purpose of satisfying its REIT status. Additionally, this could also result in a reduction in the profits available for distribution by EQY as a dividend. The U.S. legal requirements for dividend distributions by a REIT could restrict EQY’s ability to finance the acquisition of new properties, as well as the renovation and development of existing properties, without having to seek additional funding by way of external capital or investment in EQY’s capital.

28.3.2	Dependence on management—The Group has a certain degree of dependence on the continued activities of the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, and his Executive Vice Chairman, Mr. Dori Segal, who served as the Company’s President for 10 years until the beginning of 2008. Messrs. Katzman and Segal serve in different positions in the Group. The Company’s assessment is that upon the termination of Mr. Dori Segal’s tenure as the Company’s President and the appointment of a new President in his place at the beginning of 2008, the dependency on the said two officers has decreased. As detailed in section 17.5, in November 2011, the Company’s employment agreements with Mr. Katzman and Mr. Segal expired, however as of the date of the report Mr. Katzman and Mr. Segal continue to serve in their positions and the Company intends to take steps to formulate new employment arrangements with them. The Company is unable to evaluate what effect, if any, the termination of the activities of either of the aforementioned members of management may have on the Group.

28.3.3	Control of the Company—The controlling shareholder of the Company, Norstar Holdings Inc. and its controlling shareholder, Mr. Chaim Katzman and some of his family members, can act as shareholders of the Company in a manner that is not in line with the interest of the other shareholders, as his interests in the Company are sufficient for the of purposes adopting certain resolutions at the Company’s general meeting without the need for the agreement of the other shareholders, including with regard to the appointment of directors of the Company. In addition, the control of the Company could deter third parties from attempting to take it over in a manner that could affect the price of the Company’s share.

Furthermore, shares of the Company that are owned by Norstar Holdings Inc., the Company’s controlling shareholder, are mostly pledged to the bodies that finance its operations. Breach of the provisions of these financing agreements by Norstar in a manner that will entitle the lenders to exercise the pledges on the Company’s shares, could adversely affect the Company’s investors, including in the event that the lenders wish to sell the Company’s shares.

28.3.4	Commencement of operations in new regions—The Group’s commencement of operations in new regions where it does not have vast experience, entails costs and risks deriving, inter alia, from the need to learn and become familiar with the various aspects relating to operations in the said regions, including regulatory aspects, the business and macro-economic environment, a new currency exposure, etc., as well as the establishment of new systems and an administrative headquarters at substantial costs and their integration in the Group. As aforesaid, in 2008, the Company began operating through ATR in 8 countries in Central and Eastern Europe, mainly Russia, Poland, and the Czech Republic (for details refer to section 9.1.5 above). In addition, in 2008 it also began operating in Brazil, and since 2007 the Company owns Acad, which owns Dori, which has operations in Eastern Europe, as well as contractual operations in Nigeria.

28.3.5	Acquisition strategy—The Group has a strategy to acquire additional properties and companies. The implementation of this strategy may not be successful and might not generate the expected return; it also requires the assimilation of the businesses, systems and manpower, which could consume management resources and distract management from attending to the Group’s current operations, as well as expose the Company to legal and regulatory risks with regard to the acquired properties.

28.3.6	Structure of interests in the Company’s consolidated subsidiaries—Some of the Company’s consolidated subsidiaries are not wholly owned by it. Among these, substantial parts of the issued share capital of EQY, FCR, CTY, ATR, GAA and Dori are owned by the public, as well as by other significant shareholders. These consolidated subsidiaries are subject to legal and regulatory limitations that are typical to public companies, and the Company, despite being the controlling shareholder, may find itself unable to take specific courses of action without the required approval from other shareholders in such subsidiaries (whether by law or by virtue of shareholders’ agreements or incorporation documents). The existence of other shareholders in the subsidiaries could limit the Company’s ability to increase its percentage interests in these subsidiaries, consolidate similar activities, leverage synergy that may exist between the various companies or reorganize the Group’s structure. In addition, the Company may not be able to determine the date and scope of dividends paid by its subsidiaries, which could reduce the Company’s cash flows and impede its ability to repay its debt. The Group is also exposed to risks inherent in shared ownership in properties with third parties, including the need to obtain the agreement of the Group’s partners in the said properties in order to make decisions, and the possibility of disagreements between the Group and said partners, as well as risks derived from the said partners becoming insolvent, exposure to the liability of financing the partner’s investment in the shared properties, and the implications of these risks on the operation of the shared properties. The properties are consolidated in the financial statements in accordance with IFRS, based on the effective or legal extent of control. Changes in the Company’s control of the subsidiaries could lead to change in the presentation of the investment in the subsidiaries in the financial statements, as well as affect the way in which investors perceive the Company. In addition, to comply with the Company’s reporting requirement as a public company, it relies on information which it receives from the subsidiaries. Although the Company believes it receives from the subsidiaries material information it requires, it does not have agreements with all of them with respect to receiving such information. In addition, the public subsidiaries are listed in non-uniform stock exchanges worldwide and are subject to different reporting requirements. Therefore, the Company might not be able to present certain information as is presented by other real estate companies in other regions.

28.3.7	Legal proceedings—for a description of certain legal proceedings in which the Group is involved refer to section 24 above and note 26.d. of the financial statements. In addition, for legal proceeding that the Company held with regard to its investment in ATR and the settlement agreement that has been signed, as detailed in sections 24.1 to 24.3 above, the Company can provide no assurance that the Company or ATR will not be subject to any further claims similar to those addressed in the derivative action by former shareholders of Meinl or by others. If such proceedings (or any of them) are decided against the Company, this could adversely affect the Company’s operating results.

28.3.8	Risks inherent in listing the Company’s shares on the NYSE—The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. since 1983 and on the NYSE since 2011. The shares are traded on different exchanges, in different currencies (U.S.$ and NIS) and at different hours (as a result of different time zones and trading days), and price differences could result between Company shares on these exchanges. Every decrease in the price of the Company’s shares in one stock exchange could lead to a decrease in the price of the Company’s shares in another stock exchange. In addition, as aforesaid, the Company’s shares were listed on the NYSE in December 2011, and there is the concern that they will not be actively traded there. Furthermore, the Company does not expect its shares to be included in the different NYSE indices in which many of the U.S.-based REITs are included, which could adversely affect the demand for the Company’s share by investors as well as its price.

28.3.9	Recommendations of the Market Concentration Committee—In February 2012, the Market Concentration Committee (the “Concentration Committee”) submitted to the Government its final recommendations, which include, inter alia, reference to control issues in a pyramid holdings structure and corporate governance in public companies. If and to the extent that the recommendations of the Concentration Committee are adopted, some of the provisions, inter alia those pertaining to the structure of the Board of Directors of certain public companies and corporate governance rules applicable to them, could apply to the Company or to public companies owned by it. The Committee’s recommendations are yet to be approved by the Government, and there is no certainty as to the scope and date of the approval of recommendations adopted, if at all.

28.4	The following table presents the Group’s risk factors according to their nature and their effect (taking into account the measures taken by the Group to mitigate exposure to same) on the Company’s business, in the opinion of Company management:

Risk factor	Major effect	Medium effect	Minor effect
Macro risks:
Financing	+
Changes in exchange rates and interest rates		+
Changes in capital markets	+
Economic conditions that affect geographical regions	+
Risk of terror attacks and natural disasters and uninsured risks		+
Investment in developing countries			+
Sector risks:
Financial strength of tenants, including anchor tenants	+
Changes in the rental policy of retail chains and major tenants		+
Changes in consumer buying habits	+
Statutory and regulatory requirements, including with respect to environmental conservation and companies and securities law		+
Property renovation and development activities		+
Risks inherent in the management of the Company’s properties			+
Competitive environment		+
Increase in operating expenses and other expenses			+
Risks inherent in the impact of external factors on the value of the Group’s properties and its operations	+
Absence of liquidity in real estate investments		+
Risks specific to the Company
Change in the tax burden with respect to the operations of the Company’s subsidiaries, and primarily EQY’s status as a REIT		+
Dependence on management		+
Commencement of operations in new regions	+
Acquisition strategy		+
Structure of holdings in the Company’s subsidiaries		+
Legal proceedings			+
Risks inherent in listing of the Company’s shares on the NYSE	+
Recommendations of the Market Concentration Committee			+

For details of the risk factors to which Dori’s activity is exposed, see section 10.10 above.

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the year ended December 31, 2011

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the financial statements of the Company for the year ended December 31, 2011 (the “Reporting Date”):

1.	General

A.	Introduction

The Company, through its consolidated subsidiaries1 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil. The Group focuses mainly on the supermarket-anchored shopping centers sector. In addition, the Group operates in the medical office buildings sector in North America, the senior housing facilities sector in the U.S., as well as in initiation, development, management and construction of real estate projects in Israel and Eastern Europe. Furthermore, the Group continues to seek and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields, both in regions where it currently operates and also in new regions.

The Company’s securities are listed for trade on the Tel Aviv Stock Exchange Ltd and, since December 2011, also on the New York Stock Exchange (“NYSE”).

B.	Growth Strategy in a Stable Business

The main characteristics of the Company’s business policy are as follows:

•	Enlarging the cash flows through proactive property management.

•	Focusing activities primarily on countries that have been granted a high international investment rating.

•	Investment in various classes of income-producing properties, primarily supermarket-anchored shopping centers, which supply the day-to-day needs of residents and which are considered less sensitive to economic cycles (in comparison to other real estate classes).

•	Leasing properties to tenants who are market leaders and financially sound, while creating an attractive tenant mix.

•	Operating in growing urban areas, characterized by high barriers to entry for competition.

•	Operating through local subsidiaries that are managed by experienced local management teams with the involvement of the Company’s management.

•	Growth through the acquisition, development and redevelopment of shopping centers.

•	Taking advantage of opportunities to merge and acquire, mainly with companies operating in the Group’s asset class and/or in complementary business sectors.

•	Expanding the Group’s existing field of operations into new geographical regions by leveraging the Group’s accumulated experience and its competitive advantages.

The Company’s management believes that this policy, together with the long-term ownership of the properties, will yield added value for its shareholders.

[1]

Reference to consolidated subsidiaries includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are consolidated by the Company according to the proportionate consolidation method.

1

For additional information concerning the strategic goals of the Company, refer to Section 25 of the “Description of the Company’s Business” of this Periodic Report.

C.	Properties

As of December 31, 2011, the Group owns and manages 642 properties, as follows:

•	573 shopping centers of various sizes

•	14 shopping centers under development

•	15 senior housing facilities (encompassing 1,650 units)

•	28 medical office buildings

•	12 other properties

The above properties have a gross leasable area (“G.L.A.”) of approximately 6.8 million square meters. The properties are recorded in the Company’s books at their fair value of approximately NIS 59.3 billion (approximately NIS 70.8 billion, assuming full consolidation1) and generate annual rental income of approximately NIS 5.5 billion (approximately NIS 6.5 billion, assuming full consolidation2) (annual rental income data are based on the gross annual rentals from the properties owned and on the exchange rates as of December 31, 2011).

In the U.S., the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on NYSE. EQY is a REIT for U.S. tax purposes. As of December 31, 2011, the Company owns, directly and indirectly (including through the subsidiary, Gazit America Inc., as described below), approximately 43.4% of EQY (approximately 42.1% of the voting rights). EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida, Atlanta and Louisiana, and in the northeastern United States, mainly in the area of New York and Boston, as well as on the West Coast of the U.S., mainly in California. EQY owns 164 income-producing properties (157 operating shopping centers and 7 other properties), with a G.L.A. of approximately 1.8 million square meters, as well as a shopping center under development.

In addition, EQY partly owns, through joint ventures (10%/20%), and manages 13 shopping centers in the U.S., with a G.L.A. of approximately 177 thousand square meters.

The Company is also active in the United States through ProMed Properties Inc. (“ProMed”) (100%), is engaged in the medical office buildings sector and owns 15 medical office buildings in the U.S., with a G.L.A. of 128 thousand square meters. The Company is also active in the United States through Royal Senior Care, LLC (“RSC”) (60%) which is active in the senior housing facilities sector in the southeastern United States. As of December 31, 2011, RSC owns and manages 15 senior housing facilities (including 2 properties in which RSC has a 20% holding, entitling it to management fees and an incentive mechanism), encompassing 1,650 units.

In Canada, the Company mainly operates through First Capital Realty Inc. (“FCR”), a public company listed on the Toronto Stock Exchange (“TSX”). As of December 31, 2011, the Company holds 50.5% of FCR. FCR’s properties are located primarily in growing metropolitan areas in the provinces of Ontario, Quebec, Alberta and British Columbia. FCR owns 162 shopping centers in Canada, with a G.L.A. of approximately 2.1 million square meters and 7 shopping centers under development.

The Company also operates in Canada through Gazit America Inc. (“GAA”), a public company listed on the TSX. As of December 31, 2011, the Company holds 73.1% of GAA. In addition to its holding of approximately 14.3 million shares of EQY (approximately 12.7% of the share capital and approximately 11.4% of the voting rights, as of December 31, 2011), GAA is active in the medical office buildings sector in Canada and owns 13 medical office buildings, with a G.L.A. of approximately 101 thousand square meters.

In Brazil, the Company operates through Gazit Brazil Ltda. (“Gazit Brazil”), a wholly owned subsidiary of the Company, which is active in the acquisition, development, and management of shopping centers in

[1]

Assuming the full consolidation of jointly controlled companies, consolidated according to the proportionate consolidation method, and the full inclusion of the value of properties managed by the Group.

[2]

Assuming the full consolidation of jointly controlled companies, consolidated according to the proportionate consolidation method, and the full inclusion of the rental income from the properties managed by the Group.

2

Brazil. As of December 31, 2011, Gazit Brazil owns 4 income-producing shopping centers with a G.L.A. of approximately 40 thousand square meters.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of December 31, 2011, the Company owns approximately 48.0% of CTY. CTY is active in Finland, Sweden, Estonia and Lithuania and owns 78 shopping centers and other retail properties of various sizes, with a G.L.A. of 1 million square meters, and 2 shopping centers under development.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”) – a company incorporated in Jersey, the Channel Islands, listed on the Vienna Stock Exchange and on the Euronext stock exchange, Amsterdam, the Netherlands, and proportionately consolidated. As of December 31, 2011, the Company owns approximately 31.6% of ATR (the Company has a shareholders’ agreement with CPI, a fund that is managed by the Apollo Global Real Estate Management L.P. Group (“CPI”) that holds, to the best of the Company’s knowledge, approximately 19.4% of the share capital of ATR). ATR operates primarily in Poland, the Czech Republic and Russia, and to a lesser extent in Slovakia, Hungary, Romania and Latvia. It owns 155 income-producing shopping centers and other retail properties of various sizes, with G.L.A. of approximately 1.2 million square meters. It also has 3 properties under development and 34 plots of land for future development.

In addition, the Company also operates in Germany in the shopping centers sector, where it operates through wholly-owned subsidiaries (“Gazit Germany”). As of December 31, 2011, Gazit Germany owns 6 shopping centers and one other income-producing property with a total G.L.A. of approximately 101 thousand square meters and land for future development, which is held for sale.

In Israel, the Company is active in the acquisition, development and management of shopping centers through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”), which is 75% owned. Gazit Development owns 10 income-producing shopping centers, in Israel, with a G.L.A. of approximately 121 thousand square meters and has a shopping center under development, as well as land for future development. Gazit Development is also active in Bulgaria and Macedonia, through its wholly owned subsidiaries (“Gazit Development (Bulgaria)”), where it owns a shopping center with a G.L.A. of approximately 7 thousand square meters and land reserves for future development.

In addition, Gazit Development also operates in Israel through Acad Building & Investments Ltd. (“Acad”), whose main activity is the holding, directly and indirectly, of 73.8% of the share capital and voting rights of U. Dori Group Ltd. (“Dori Group”), a public company listed on the Stock Exchange. Dori Group is primarily engaged (including through U. Dori Construction Ltd., which is also a public company) in the field of initiating, developing, constructing and selling real estate projects and the management and performance of contractual works in the real estate sector in Israel and Eastern Europe. Dori Group also owns indirectly 11.25% of Dorad Energy Ltd., which is involved in the construction of a private power station in the Ashkelon region of Israel. In addition, Acad also has contracting operations in Nigeria which were sold in March 2012 (refer to note 9.m of the financial statements) and is the part-owner of rights in an income-producing property in Israel.

For details of the Company’s acquisition of the outstanding 50% of Acad’s shares from the other shareholders in Acad in April 2011 (thereby bringing the Company’s holding to 100%) and the subsequent sale of all Acad’s shares to Gazit Development in June 2011, refer to note 9.m of the financial statements.

137

The Regions (marked - ) where the Company operates are shown on the following map:

Other publicly accessible data concerning the Group, including up-to-date presentations, supplemental information packages regarding assets, liabilities and other information (it being clarified that such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s Internet website – www.gazit-globe.com, and the Internet websites of the Group’s public companies:

www.equityone.net

www.firstcapitalrealty.ca

www.citycon.fi

www.aere.com

www.gazitamerica.ca

4

D.	Effects of the Financial Crisis and Volatility on the International Capital Markets

The implications of the economic crisis that began in 2007 on the markets in which the Group operates led, inter alia, to a certain adverse effect, which is not material, on cash flows from the Group’s properties and to an increase in cash flow cap rates; these factors led to a decline in the fair value of the Group’s properties in 2008 and 2009. During 2010 and at the beginning of 2011, it was evident that the effects of the crisis that began in 2007 were moderating. Notwithstanding the above statement, during the recent period we are witnessing increasing volatility and uncertainty in the global financial markets, which apparently stems from the economic disquiet prevailing in Europe. The effect of the aforementioned volatility and uncertainty is reflected, as of the reports’ approval date, primarily in the share prices of European companies (that have been trading at prices below their net asset value for continues periods) and in the ability of such companies to raise sources of finance. On the other hand, the uncertainty and the credit crunch in Europe have created a number of opportunities for the Group to acquire attractive properties, which the Group’s European public companies took advantage of in 2011.

As of December 31, 2011 and as of the approval date of the financial statements, the crisis that began in 2007 still has a localized effect on the operating results of certain Group companies and has a certain adverse, but not material, effect on the cash flows from the properties of those companies. As of December 31, 2011, the Company is reporting an increase in occupancy rates and in average rental rates, and no significant delays in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing its current operations and its investing activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved credit facilities.

Notwithstanding the situation described above, a renewed outbreak of global financial crisis, such as we have been witnessing in recent months, could affect the Group’s operations, its results and its financial position, including as a result of a decline in its operating results and its cash flows and/or a decline in the share price of the Group’s public companies. It could also cause a decline in the fair value of the Group’s investment property, investment property under development and fixed assets.

The Company’s assessment regarding the impact of the aforementioned events on its operations, revenues, profits, debt- and equity-raising ability and financial position is not certain nor is it under the Company’s control; it therefore constitutes forward-looking statements. This assessment is based on facts and data with respect to the present position of the Company and its business, the present position of its fields of operation and the markets in which it operates, and macro-economic facts and data, all as known to the Company on the date of approval of the financial statements. In addition, the Company’s said assessment is based to a material extent on its present expectations and assessment with respect to future developments in each of the said parameters, and their inter-relationship. The Company cannot be certain that its assessment will indeed be realized, since it is subject to external influences that cannot be assessed in advance and that, as stated above, are not under its control.

5

E.	Highlights—Fourth Quarter 2011

	3 months ended December 31
(NIS in millions, other than per share data)	2011	2010	Change
Rental income	1,392	1,184	18%
NOI[1]	939	791	19%
Proportionately consolidated NOI[2]	526	429	23%
FFO[3]	111	106	5%
Diluted FFO[3] per share (NIS)	0.71	0.72	(1%)

Investments in investment property, investment property under development and fixed assets	2,598	973	—
Fair value gain from investment property and investment property under development	850	343	—
Net income attributable to equity holders of the Company	223	226	—
Diluted earnings per share (NIS)	1.27	1.52	—
Cash flows from operating activities	298	139	—
Equity attributable to equity holders of the Company	7,136	5,915	—
Equity per share attributable to equity holders of the Company (NIS)	43.3	38.3	—
Net asset value per share (EPRA NAV4) (NIS)	49.4	38.6	—
EPRA NNNAV[4] per share (NIS)	40.8	33.2	—

•	The Group raised a net amount of approximately NIS 333 million in share capital from the public in the fourth quarter of 2011, compared to NIS 1,302 million in the corresponding quarter last year.

•	As of December 31, 2011, the Group had liquid balances and unutilized credit facilities available for immediate drawdown amounting to approximately NIS 8.3 billion.

•	The ratio of net debt to total assets totaled approximately 58.0%, as of December 31, 2011, compared to approximately 60.7% as of December 31, 2010.

•

On December 19, 2011, the Company closed an initial public offering in the U.S., on the New York Stock Exchange (NYSE), of 10.35 million shares, for a gross consideration of approximately U.S.$ 93.2 million (NIS 350 million).

[1]	NOI – Rental income, net of property operating expenses, excluding depreciation expenses.
[2]	For details of the Company’s proportionate share in the NOI of Group companies, in accordance with its holding rate in the equity of each of the Group companies, refer to section I.3 below.
[3]

The FFA is presented according to the management approach and in accordance with the EPRA guidance. For FFO data and the adjustments made thereto for the purpose of its calculation according to the management approach, refer to section I.2 below.

[4]	Refer to section I.4 below.

6

F.	Highlights – 2011

	Year ended December 31
(NIS in millions, other than per share data)	2011	2010	Change
Rental income	5,239	4,596	14%
NOI[1]	3,509	3,058	15%
FFO[2]	405	359	13%
Diluted FFO[2] per share (NIS)	2.62	2.54	3%

Investments in investment property, investment property under development and fixed assets	9,600	3,574	—
Fair value gain from investment property and investment property under development	1,803	1,017	—
Net income attributable to equity holders of the Company	626	790	—
Diluted earnings per share (NIS)	3.75	5.57	—
Cash flows from operating activities	1,190	782	—

•	The Group raised a net amount of NIS 1.0 billion in share capital from the public in 2011, compared to NIS 2.2 billion in 2010.

[1]	NOI – Rental income, net of property operating expenses, excluding depreciation expenses.
[2]	The FFO is presented according to the management approach and in accordance with the EPRA criteria. For FFO data, refer to section I.2 below.

7

G.	The Company’s Major Holdings are Shown Below (Ownership Percentages are as of December 31, 2011):

First Capital Reality (FCR)
50.5%
Gazit America (GAA)
73.1%
Canada
12.7%
Equity One (EQY)
34.1%
Royal Senior Care
60.0%
USA
ProMed Properties
100%
Gazit Brazil
100%
Brazil
Citycon (CTY)
48.0%
Atrium European Real Estate (ATR)
131.6%
Europe
Gazit Germany
100%
Gazit Development (Bulgaria and macedonia)
100%
Gazit Globe Israel (Development)
75%
Israel
73.8%
U.Dori Group
GAZIT-GLOBE

[1]	A jointly controlled company, which holds together with CPI, to the best of the Company’s knowledge, approximately 19.4% of the share capital of ATR.

8

H.	Breakdown of Net Rental Income (“NOI”)[1], According to the Company’s Operating Regions:

[1]	As to the Company’s share (“by proportionate consolidation”), refer to section I.3 below.

9

I.	Additional Information Concerning the Company’s Assets and Liabilities

1.	Summary of the Company’s holdings as of December 31, 2011:

Name of company	Type of security/ property	Holding (millions)	Holding rate (%)	Book value (NIS in millions)	Market value as of December 31, 2011 (NIS in millions)
EQY[1]	Shares (NYSE)	38.4	34.1	1,963	2,492
FCR	Shares (TSX)	90.1	50.5	4,581	5,828
CTY	Shares (OMX)	133.5	48.0	2,120	1,522
CTY	Convertible debentures (OMX)	42	—	226	—
ATR	Shares (Euronext, VSX)	117.9	31.6	3,535	2,027
GAA	Shares (TSX)	17.0	73.1	296	308
Dori Group[2]	Shares (TASE)	63.8	55.4	152	84
RSC[3]	Income-producing property	—	—	576	—
Income-producing property in Europe	Income-producing property	—	—	1,008	—
Land in Europe[4]	Property under development and land	—	—	287	—
ProMed	Income-producing property	—	—	1,887	—
Brazil	Income-producing property	—	—	517	—
Income-producing property in Israel[4]	Income-producing property	—	—	1,726	—
Property under development and land in Israel[4]	Property under development and land	—	—	146	—

Total		—	—	19,020	—

[1]	Represents only the Company’s direct interest in EQY (in addition, GAA owns approximately 14.3 million EQY shares).
[2]	Represents linked holding in Dori Group.
[3]	Presented according to the proportionate consolidation method (60%) at the fair value of the properties, in accordance with International Accounting Standard No. 16.
[4]	Presented according to the proportionate consolidation method (75%).

10

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded stand-alone basis”) as of December 31, 2011 (NIS in millions):

Debentures	[1]8,806
Debts to financial institutions	5,388

Total debentures and debts to financial institutions(*)	14,194
Other monetary liabilities	562
Other liabilities	245

Total liabilities	15,001
Less – monetary assets	3,117

Liabilities, net	11,884

(*)	Below are the annual repayments of debentures and debts to financial institutions (NIS in millions):

Year	Debentures	Banks	Mortgages	Total	%
2012	817	26	434	1,277	9
2013	746	[2]458	261	1,465	10
2014	274	830	658	1,762	13
2015	975	[3]1,054	354	2,383	17
2016	956	687	51	1,694	12
2017	751	—	72	823	6
2018	1,097	—	354	1,451	10
2019	1,262	—	11	1,273	9
2020	720	—	12	732	5
2021	869	—	13	882	6
2022 and after	339	—	113	452	3

Total	8,806	3,055	2,333	14,194	100

[1]	Excludes an asset of NIS 1,011 million that represents the fair value of swap-type derivatives, which are presented as part of the financial assets.
[2]	The Company is acting to extend the credit facility for a further period.
[3]	Includes a loan to finance the ATR transaction (that was extended in December 2010 for a further period of approximately 4 additional years).

11

2.	FFO (EPRA Earnings)

As is the practice in the U.S. and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to and without derogating from the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in conformity with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish their “EPRA Earnings”, which is a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. This measure is not based on generally accepted accounting principles.

The EPRA Earnings measure is calculated as the net income attributable to the equity holders of a company after neutralizing non-recurring income and expenses (including gains or losses from property revaluations), sales of properties, depreciation and amortization and other kinds of gains and losses.

In the U.S., where financial statements are usually prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), it is customary for income-producing property companies to publish their FFO results (which is the net income attributable to its equity holders, reported after neutralizing income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by NAREIT – the U.S.-based National Association of Real Estate Investment Trusts.

The EPRA Earnings measure is therefore similar in substance to FFO, with adjustments for the results reported under IFRS.

The Company believes that publication of FFO, which is computed according to the directives of EPRA, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in conformity with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results against those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA guidance.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

12

The table below presents the calculation of the Company’s FFO, computed according to the EPRA guidance, and its FFO per share for the stated periods:

	0000000	0000000	0000000	0000000
	For the year ended December 31		For the 3 months ended December 31
	2011	2010	2011	2010
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	626	790	223	226

Adjustments:
Fair value gain from investment property and investment property under development, net	(1,803)	(1,017)	(850)	(343)
Capital loss (gain) on sale of investment property and investment property under development	14	(13)	23	1
Impairment of goodwill	38	42	38	41
Changes in the fair value of derivatives measured at fair value through profit or loss	193	(456)	75	(147)
Adjustments with respect to associates	2	(*)—	(*)—	(6)
Loss (gain) from decrease in holding rate of investees	1	4	(*)—	(1)
Deferred taxes, current taxes with respect to disposal of properties	531	494	246	222
Gain from bargain purchase	(102)	—	(18)	—
Acquisition costs recognized in profit and loss	21	21	6	21
Non-controlling interests’ share in above adjustments	581	241	291	11

Nominal FFO	102	106	34	25

Additional adjustments:
CPI and exchange rate linkage differences	167	77	8	37
Gain (loss) from early redemption of debentures	(4)	1	1	(*)—
Depreciation and amortization	26	69	6	9
Other adjustments[1]	114	106	62	35

FFO according to the management approach	405	359	111	106

Basic FFO according to the management approach per share (in NIS)	2.62	2.55	0.71	0.72

Diluted FFO according to the management approach per share (in NIS)	2.62	2.54	0.71	0.72

(*)	Represents an amount of less than NIS 1 million.

[1]

Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of income from the waiver of the bonus and the waiver of compensation with respect to the expiration of the employment agreement of the Chairman of the Board of Directors, expenses and income from exceptional legal proceedings not related to the reporting periods and also income and expenses from operations which are not related to income-producing property.

13

3.	Additional information is presented below concerning the Company’s share in the income-producing properties owned by the Group as of December 31, 2011, based on capitalized net operating income (“NOI”) methodology. The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended December 31		For the year ended December 31
	2011	2010	2011	2010
	NIS in millions
Rental income	1,392	1,184	5,238	4,596
Property operating expenses, net of depreciation	(453)	(393)	(1,729)	(1,538)

NOI for the period	939	791	3,509	3,058
Less – minority’s share in NOI	(413)	(362)	(1,594)	(1,362)

NOI for the period – the Group’s proportionate share	526	429	1,915	1,696

NOI for the year	[1]2,104	[1]1,716	1,915	1,696

The sensitivity analyses shown in the table below describe the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different discount rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionally consolidated income-producing property in accordance with the N.O.I. for the fourth quarter of 2011:

Cap Rate:	6.50%	7.00%	7.50%	8.00%
Value of income-producing property (NIS in millions)[2]	32,400	30,086	28,080	26,325

New properties and properties under development, which are not yet producing income and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of December 31, 2011, amounted to approximately NIS 2,039 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of December 31, 2011, amounted to approximately NIS 23,480 million.

[1]	Calculated by multiplying the NOI for the fourth quarter by four.
[2]	Calculated as the product obtained from dividing the NOI divided by the cap rate.

14

4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group is active, and in line with the EPRA position paper, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, with certain adjustments, e.g., the neutralization of the fair value of derivatives and deferred tax adjustments with respect to the revaluation of assets to their fair value; the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial instruments of the kind referred to above and for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s results to be compared with those of other European property companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the recommendations of EPRA. It is clarified that such data are not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

	As of December 31
	2011	2010
	NIS in millions
a. EPRA NAV

Equity attributable to the equity holders of the Company, per the financial statements	7,136	5,915

Adjustments for neutralization of fair value of derivatives	(815)	(1,081)

Add – Provision for tax on revaluation of investment property to fair value (net of minority’s share)	1,818	1,129

Net asset value – EPRA NAV	8,139	5,963

EPRA NAV per share (in NIS)	49.4	38.6

b. EPRA NNNAV

EPRA NAV	8,139	5,963

Adjustment for addition of fair value of derivatives	815	1,081

Adjustments of financial liabilities to fair value	(907)	(1,066)

Other adjustments to provision for deferred taxes[1]	(1,329)	(853)

“Adjusted” net asset value—EPRA NNNAV	6,718	5,125

EPRA NNNAV per share (in NIS)	40.8	33.2

[1]

This adjustment does not include a provision for tax with respect to the revaluation of investment property in territories where, upon disposing of property, the Company customarily defers the payment of the capital gains tax.

15

5.	As of December 31, 2011, the Company’s issued share capital comprises approximately 164.8 million shares, each with a par value of NIS 1 (excluding treasury shares held by the Company).

I.	Restatement

The interim financial statements as of June 30, 2011 and for the six-month period ended on that date and as of March 31, 2011 and for the three-month period ended on that date have been restated as the result of correcting an error in the financial statements of a subsidiary – EQY, in the context of which a reduction was recorded in the gain from bargain purchase against an increase in non-controlling interests. The error arose due to a mistake in the calculation of the fair value of the units in the Joint Venture allocated to LIH (for further details, refer to the Immediate Report issued by the Company on November 3, 2011 (reference no. 2011-01-315402 and also note 9.c.6 of the financial statements).

In addition, following the updating of the measurement of the fair value of the identifiable assets and liabilities of CapCo in the measurement period (the “provisional PPA”), as permitted pursuant to the provisions of IFRS 3, EQY updated the provisional amounts allocated to the identifiable assets and liabilities of CapCo by a net amount of NIS 10 million.

For details regarding the effect of correcting the error and of updating the provisional PPA, refer to note 9.c.6 of the financial statements.

16

2.	Explanations of the Board of Directors for the Corporation’s Business Position, its Operating Results, its Equity and its Cash Flows

2.1	General

During 2011, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various existing properties totaled approximately NIS 9,600 million and investments in the Company’s investees totaled approximately NIS 464 million. The effect of these investments on the operating results of the Group will mainly be reflected in 2012 and thereafter.

A.	Property activities

1)	During 2011, the Group acquired 46 income-producing properties, with a total G.L.A. of approximately 819 thousand square meters, (including through a business combination, refer to subsection C below) and land for future development, at a total cost of approximately NIS 7,758 million. In addition, the Group has developed new properties and redeveloped existing properties at a total cost of approximately NIS 1,842 million.

2)	Principal operational data:

	Income- producing properties	G.L.A. (in thousands of square meters)	Average basic monthly rent per square meter		Change in same property NOI(*)	Occupancy rate in core properties		Debt to total assets
			31.12.2011	31.12.2010		31.12.2011	31.12.2010
EQY	164	1,806	U.S.$ 12.54	U.S. 11.11	1.3%	90.7%	90.3%	38.3%
FCR	162	2,138	C$ 15.09	C$ 14.67	1.9%	96.2%	96.4%	46.4%
CTY	78	995	EUR 19.7	EUR 18.7	3.8%	95.5%	95.1%	57.8%
ATR	155	1,203	EUR 11.49	EUR 12.42	8.6%	97.3%	94.7%	[1]18.7%
Gazit Development	11	128	NIS 97.05	NIS 89.8	7.2%	99.0%	97.0%	[2]—
Gazit Germany	7	101	EUR 11.7	EUR 11.8	3.5%	93.0%	93.0%	59.3%
Gazit Brazil	4	40	BRL 31.0	BRL 32.0	—	[3]60.1%	89.2%	[4]—
ProMed	15	128	U.S.$ 26.9	U.S.$ 24.5	1.0%	96.9%	95.6%	60.5%
GAA	13	101	C$ 14.2	C$ 13.1	10.5%	88.4%	79.3%	59.9%

(*)	Change in same property NOI, compared to 2010.

[1]	ATR’s net debt to market capitalization as of December 31, 2011 totaled approximately 11.9%.
[2]	Gazit Development is financed mainly by shareholders’ loans granted by the Company.
[3]

In December 2011, an anchor tenant terminated its lease, by mutual consent, prior to its original end-date. As of the Reporting Date, Gazit Brazil is examining various alternatives to improve the property and to take advantake of the existing building rights.

[4]	Gazit Brazil is financed by shareholders’ loans granted by the Company.

18

RSC operational data:

•	As of December 31, 2011, the occupancy rate in the properties of RSC was approximately 87.1% (as of December 31, 2010 – approximately 88.5%). The average monthly rent per unit is approximately U.S.$ 3,562 and the NOI rate for 2011 is approximately 43.2%.

•	The same property NOI increased by an average of approximately 14.4% in 2011 compared to 2010.

•	Gross debt to market capitalization (derived mainly from the presentation of the fixed assets at fair value) totaled approximately 53.0%, as of December 31, 2011.

3)	Data of properties under development, redevelopment, and expansion

	Properties under Development
Company name	No. of properties	Total investment as of December 31, 2011 (NIS in millions)	Cost for completion (NIS in millions)	Area (sq. meters in thousands)
FCR	7	326	244	36
EQY	1	276	275	31
CTY	2	168	64	19
ATR	3	386	449	87
Gazit Development	1	35	19	5

	14	1,191	1,051	178

	Properties under Redevelopment and Expansion
Company name	No. of properties	Total investment as of December 31, 2011 (NIS in millions)	Cost for completion (NIS in millions)	Area (sq. meters in thousands)
FCR	19	219	292	32
EQY	8	38	110	35
CTY	3	63	196	5

	30	320	598	72

B.	On December 19, 2011, the Company closed an initial public offering in the U.S., on the New York Stock Exchange (NYSE), of 10.35 million shares, for a gross consideration of approximately U.S.$ 93.2 million (approximately NIS 350 million).

19

C.	On January 4, 2011, EQY closed an agreement for the acquisition of C&C (US) No. 1 Inc. (“CapCo”) through a joint venture (the “Joint Venture”) with Liberty International Holdings Limited (“LIH”), a subsidiary of Capital Shopping Centers Group Plc (“CSC”), in accordance with an agreement from May 24, 2010 that was amended on November 8, 2010. On the closing date, CapCo held 13 income-producing properties with a total G.L.A. of approximately 240 thousand square meters. On the closing date, LIH contributed the entire outstanding share capital of Capco to the Joint Venture in return for the allocation of approximately 11.4 million units in the Joint Venture (the “Units”), granting LIH 22% interest in the Joint Venture, which can be converted by LIH into EQY ordinary shares (at a ratio of one EQY share for every unit in the Joint Venture, subject to adjustments) or into cash, at EQY’s sole discretion. Furthermore, a 78% interest in the Joint Venture, which consists of 70% of the Joint Venture’s Class A shares and 100% of its Class B shares, was allocated to EQY, in exchange for the issuance of a U.S.$ 600 million promissory note. The Class B shares were issued as part of the preferred return mechanism specified in the transaction. Furthermore, LIH was allocated 4.1 million ordinary EQY shares in return for the assignment of CapCo’s promissory note in an amount of approximately U.S.$ 67 million and, in addition, one A Series share, which was converted in June 2011, as provided for in its terms, into 10,000 ordinary shares of EQY and which, subject to certain restrictions, confers upon LIH voting rights in EQY, according to its holdings in the Joint Venture’s Units. Furthermore, a mortgage-secured debt amounting to approximately U.S.$ 243 million was assigned to the Joint Venture within the framework of the transaction. Concurrently with the closing of the transaction, EQY repaid in cash mortgage-secured debt amounting to approximately U.S.$ 84.3 million. Upon the closing of the transaction, LIH held 3.85% of EQY’s share capital and 13.16% of its voting rights; in parallel, the Group’s interest on the closing date (including GAA’s interests) in EQY’s capital were reduced and amounted to 39.3% and 38.8% of its share capital and voting rights, respectively.

In addition, the Company (through subsidiaries that hold EQY shares; in this section: “Gazit”) has entered into a shareholders’ agreement with LIH and CSC (together, the “Liberty Group”) and with EQY, which took effect on the transaction closing date (as amended in September 2011). The above agreement sets forth, inter alia, the following principles: (a) Gazit will support the appointment of one director recommended by the Liberty Group (with respect to shares constituting up to 45% of the voting rights at a meeting of EQY’s shareholders), while the Liberty Group has undertaken to support the appointment of the directors recommended by the Globe Group; (b) the Liberty Group has granted a right of first offer to the Gazit in the event of a sale of EQY shares or Units of the Joint Venture (with regard to the Units of the Joint Venture—to the extent that EQY’s right of first offer is not exercised); (c) the Liberty Group has been granted a tag along right in the event of Gazit entering into a transaction involving any change in the control of EQY; and (d) the Liberty Group has undertaken to refrain from any action that involves an attempt to acquire control of EQY, and it has also undertaken not to acquire securities of EQY in excess of the agreed limit. For further details refer to note 9.c.6 of the financial statements.

D	On April 17, 2011, the Company closed the acquisition of 50% of the share capital of Acad from its then partners, for a consideration of NIS 82 million, pursuant to the Buy and Sell mechanism (BMBY) specified in the Acad shareholders’ agreement, which had been activated by the Company’s partners. For details, refer to note 9.m of the financial statements.

E.	For details regarding the acquisition of 3 million EQY shares from Alony-Hetz, the Company’s participation in EQY’s offering and the acquisition of 2.2 EQY shares through stock exchange trades, refer to note 9.c of the financial statements.

20

F.	For details regarding debenture offerings by FCR, refer to notes 20.d and 21.c of the financial statements.

G.	For details regarding a settlement agreement between the Company, ATR and Meinl Bank AG (“Meinl”) and other parties, which was signed and became effective, refer to note 26.d of the financial statements.

H.	For details regarding the C$ 49 million rights offering by GAA and the participation of a wholly owned subsidiary of the Company in the offering, refer to note 9.e.5 of the financial statements.

I.	For details regarding a share offering by Dori Energy to Alumei Green Energy Ltd., and the recognition of a gain from the loss of control recorded by Dori Group, refer to note 9.m of the financial statements.

J.	For details regarding the agreement entered into by the Company with banks in Israel for revolving credit facilities, refer to Section 19.2 in the “Description of the Company’s Business” chapter.

K.	On May 19, 2011, Midroog announced the upgrading of its rating of the various series of the Company’s debentures in circulation from a rating of A1 to a rating of Aa3 (Israeli scale) with a Stable outlook.

On August 2, 2011, S&P Maalot announced its reconfirmation of the A+ rating (Israeli scale) on the various series of the Company’s debentures and that it was raising the outlook from Stable to Positive.

L.	For details regarding a EUR 100 million share offering by CTY and the Company’s participation in this offering, and also regarding the acquisition of 2.8 million CTY shares through stock exchange trades, refer to note 9.f of the financial statements.

M	For details regarding the conversion of FCR’s convertible debentures into FCR shares, including of convertible debentures held by the Company, refer to note 21.c of the financial statements.

N.	For details regarding a NIS 451 million debenture offering by the Company, refer to note 20.b of the financial statements.

O.	For details regarding the acquisition of 6.0 million ATR shares through stock exchange trades, refer to note 9.g of the financial statements.

P.	For details regarding the sale of properties by EQY in an amount of U.S.$ 473 million, refer to note 12.e of the financial statements.

21

Q.	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2011, the Company announced that the dividend to be declared in 2012 would not be less than NIS 0.40 per share per quarter (NIS 1.60 per share on an annualized basis).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company’s dividend growth in the years 1999-2012 is shown in the graph below:

*	Projected, assuming the decision of the Company’s Board of Directors regarding the dividend distribution rate for 2012 is applied as stated above.

2.2	Financial Position

Current assets

Current assets, as of December 31, 2011, total approximately NIS 5.9 billion, compared to approximately NIS 3.1 billion as of December 31, 2010. The increase is due primarily to growth in cash and short-term deposits, to balance sheet items (mainly inventory and trade receivables) that result from Acad being fully consolidated since the beginning of the second quarter of the year and also to growth in assets held for sale, largely at FCR and EQY.

Financial derivatives

The balance of financial derivatives arise mainly from swap-type foreign currency transactions, performed within the context of the Group’s policy to maintain a high correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. As of December 31, 2011, financial derivatives amounted to approximately NIS 937 million, compared to approximately NIS 1,087 million as of December 31, 2010.

22

Investment property, investment property under development and fixed assets, net

Investment property, investment property under development and fixed assets, net, (including assets held for sale that are presented under current assets) as of December 31, 2011, amounted to approximately NIS 59.3 billion, compared to approximately NIS 47.8 billion as of December 31, 2010.

The increase in these balances in 2011 is due to the acquisition of 46 income-producing properties, development of new properties and redevelopment of existing properties at a total cost of approximately NIS 9.6 billion, adjustments to the fair value of investment property and investment property under development of a further NIS 1.8 billion and the strengthening of exchange rates (the Euro, the U.S. Dollar and the Canadian Dollar) accounting for approximately NIS 2.7 billion. On the other hand, the Group sold investment property and fixed assets in consideration for approximately NIS 3.2 billion in 2011.

Presented below are the average yields (%) implied in the investment property valuations in the main regions in which the Group operates:

	U.S.	Canada	Northern and Western Europe	Central and Eastern Europe	Israel
December 31, 2011	6.9	6.3	6.4	8.4	7.5

December 31, 2010	7.4	6.8	6.4	9.4	7.8

Current liabilities

Current liabilities, as of December 31, 2011, totaled approximately NIS 6.9 billion, compared to approximately NIS 5 billion at the end of 2010; the balance consists primarily of revolving credit facilities and current maturities of non-current liabilities in the amount of NIS 4.1 billion, compared to approximately NIS 3.3 billion at the end of 2010. The increase is due primarily to growth in the current maturities of non-current liabilities and also to balance sheet items (primarily trade and other payables) that result from Acad being fully consolidated from the beginning of the second quarter of the year.

The current assets of approximately NIS 5.9 billion, the approved unutilized credit facilities of approximately NIS 5.4 billion, and also the cash flows provided by operating activities, are collectively significantly greater than the amount of the current liabilities of the Group and, accordingly, Company management believes these to be adequate to repay current liabilities as of December 31, 2011 when due.

Non-current liabilities

Non-current liabilities, as of December 31, 2011, totaled approximately NIS 40.5 billion, compared to approximately NIS 32.4 billion as of December 31, 2010. The increase in non-current liabilities is due mainly to debt (debentures, convertible debentures and liabilities to financial institutions) raised by the Group in 2011, primarily in order to finance the investments in investment property and investment property under development (approximately NIS 9.6 million) and in order to finance the acquisition of shares from non-controlling interests.

Non-controlling interests

Non-controlling interests, as of December 31, 2011, amounted to approximately NIS 12.2 billion (December 31, 2010 – approximately NIS 9.3 billion); the balance mainly consists of the interests of EQY’s other shareholder at a rate of approximately 56.6% of EQY’s equity; the interests of FCR’s other shareholders at a rate of approximately 49.5% of FCR’s equity; the interests of CTY’s other shareholders at a rate of approximately 52.0% of CTY’s equity; and also the interests of GAA’s other shareholders at a rate of approximately 26.9% of GAA’s equity.

The increase in non-controlling interests is mainly due to the issuance of shares to the non-controlling interests in subsidiaries, the allocation of units convertible into EQY shares (refer to section 2.1.C above) and the non-controlling interests’ share in the comprehensive income of subsidiaries in 2011.

23

The aforesaid increase was largely offset by the acquisition of EQY and CTY shares from the non-controlling interests and by the non-controlling interests’ share in the dividends distributed by the subsidiaries.

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of December 31, 2011, amounted to approximately NIS 7,136 million, compared to approximately NIS 5,915 million as of December 31, 2010. The increase is mainly due to the net income attributable to the equity holders of the Company amounting to approximately NIS 626 million, to the offering of shares and the exercise of warrants into shares amounting to approximately NIS 315 million and also to the increase in the capital reserves line-item amounting to approximately NIS 521 million (primarily with respect to foreign currency translation adjustments of foreign operations resulting from changes in the exchange rates of the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel), which was partially offset by the dividends declared and paid amounting to approximately NIS 241 million.

The equity per share attributable to the equity holders of the Company as of December 31, 2011 totaled approximately NIS 43.3 per share, compared to approximately NIS 38.3 per share as of December 31, 2010. This is after a dividend distribution of NIS 1.56 per share in 2011.

Ratio of debt to total assets

The ratio of the Group’s interest-bearing net debt to its total assets stood at approximately 58.0% as of December 31, 2011, compared to approximately 60.7% as of December 31, 2010.

The ratio of the Group’s interest-bearing debt to its total assets stood at approximately 59.9% as of December 31, 2011, compared to approximately 61.9% as of December 31, 2010.

The ratio of the Group’s net interest-bearing debt to the Group companies’ total market capitalization (derived from the market price of subsidiaries’ shares) stood at approximately 58.4% as of December 31, 2011, compared to approximately 57.7% as of December 31, 2010.

The ratio of the Group’s interest-bearing debt to the Group companies’ total market capitalization (derived from the market price of subsidiaries’ shares) stood at approximately 60.2% as of December 31, 2011, compared to approximately 59.0% as of December 31, 2010.

24

2.3	Results of Operations

A.	The operating results for 2009-2011 are as follows:

	For the year ended December 31
	2011	2010	2009
	NIS in millions (other than net earnings (loss) per share data)
Rental income	5,239	4,596	4,084
Revenues from sale of buildings, land and contractual works performed	1,257	691	596

Total revenues	6,496	5,287	4,680

Property operating expenses	1,740	1,551	1,369
Cost of buildings sold, land and contractual works performed	1,199	622	554

Total cost of revenues	2,939	2,173	1,923

Gross profit	3,557	3,114	2,757
Fair value gain (loss) from investment property and investment property under development, net	1,803	1,017	(1,922)
General and administrative expenses	(830)	(663)	(584)
Other income	160	13	777
Other expenses	(62)	(48)	(41)
Group’s share in earnings (losses) of associates, net	40	2	(268)

Operating income	4,668	3,435	719

Finance expenses	(2,302)	(1,869)	(1,793)
Finance income	79	569	1,551
Increase (decrease) in value of financial investments	(16)	(18)	81

Income before taxes on income	2,429	2,117	558
Taxes on income (tax benefit)	545	509	(142)

Net income	1,884	1,608	700

Attributable to:
Equity holders of the Company	626	790	1,101
Non-controlling interests	1,258	818	(401)

	1,884	1,608	700

Net earnings per share attributable to equity holders of the Company (in NIS)
Basic net earnings	4.05	5.59	8.49

Diluted net earnings	3.75	5.57	8.47

25

The comprehensive income for 2009-2011 is as follows:

	For the year ended December 31
	2011	2010	2009
	NIS in millions
Net income	1,884	1,608	700

Other comprehensive income (net of tax effect):

Exchange differences on translation of foreign operations	1,135	(1,272)	1,021
Realization of exchange differences on translation of foreign operations	12	—	1
Net gains (losses) on cash flow hedges	(139)	49	(51)
Net gains (losses) on available-for-sale- financial assets	(39)	12	45
Gain (loss) on revaluation of fixed assets	28	17	(8)
Fair value adjustments on business combination achieved in stages	—	—	22
Group’s share of net other comprehensive loss of associates	—	—	(8)

Total other comprehensive income (loss)	997	(1,194)	1,022

Total comprehensive income	2,881	414	1,722

Attributable to:

Equity holders of the Company	1,131	139	1,606
Non-controlling interests	1,750	275	116

	2,881	414	1,722

26

B.	Analysis of Results of Operations for 2011

Rental income

Rental income increased by approximately 14%, compared to 2010, to NIS 5,239 million in 2011, compared to approximately NIS 4,596 million in 2010. The increase is due mainly to the acquisition of CapCo by EQY, the initial operation of properties whose development has been completed, the operation of additional properties acquired during 2010 and 2011 and growth in income from existing properties.

Revenues from sale of buildings, land and contractual works performed

Revenues from the sale of buildings, land and contractual works performed totaled NIS 1,257 million in 2011, comprising approximately NIS 64 million from the sale of buildings and land and NIS 1,193 million from contractual works performed; this compares with a total of NIS 691 million in 2010, comprising NIS 155 million from the sale of buildings and land and NIS 441 million from contractual works performed. The increase is due mainly to the initial full consolidation of Acad at the beginning of the second quarter of 2011 (refer to note 9.m of the financial statements).

The gross profit from this activity amounted to approximately NIS 58 million in 2011, compared to a gross profit of NIS 69 million in 2010.

Property operating expenses

Property operating expenses totaled NIS 1,740 million in 2011, constituting approximately 33.2% of total rental income, compared to NIS 1,551 million, constituting approximately 33.7% of total rental income, in 2010. The improvement in the property operating expenses as a percentage of total rental income is evident in most of the Group companies.

Gross profit from property rental activity

Gross profit from property rental activity in 2011 grew by approximately 15%, compared to 2010, to NIS 3,499 million (approximately 66.8% of total rental income); this compares to NIS 3,045 million (66.3% of total rental income) in 2010. The increase in gross profit from property rental activity is evident in most of the Group companies.

Fair value gain (loss) from investment property and investment property under development, net

The Company applies the fair value model, as prescribed in International Accounting Standard No. 40 (Revised) – “Investment Property”. As a result of implementing this standard, the Group recognized in 2011 a fair value gain on its properties in a gross amount of approximately NIS 1,803 million, compared to a fair value gain of approximately NIS 1,017 million in 2010. The largest increases in the value of investment property in 2011 were recorded at FCR and Gazit Development.

General and administrative expenses

General and administrative expenses totaled NIS 830 million (approximately 12.8% of total revenues) in 2011, compared to NIS 663 million (approximately 12.5% of total revenues) in 2010. The increase in general and administrative expenses is due mainly to compensation of approximately NIS 60 million to which the Chairman of the Board of Directors was entitled with respect to the expiration of his employment agreement, which was fully and irrevocably waived but recorded as an expense against a capital reserve; to the initial full consolidation of Acad; and also to costs relating to transactions carried out by EQY, restructuring expenses at CTY and legal expenses with respect to the Group’s litigation with Meinl Bank (refer to note 26.d of the financial statements).

27

Other income

Other income of NIS 160 million in 2011 consists mainly of NIS 102 million bargain purchase gain resulting mainly from the acquisition of ATR shares through stock exchange trades and NIS 30 million gain from a share offering to a third party in Dori Group (refer to note 9.m of the financial statements).

Finance expenses

Finance expenses totaled approximately NIS 2,302 million in 2011, compared to approximately NIS 1,869 million in 2010. The increase in finance expenses in 2011 is due mainly to an increase in the balance of the Group’s loans and debentures from an average balance of approximately NIS 32.7 billion in 2010 to an average balance of approximately NIS 36.6 billion in 2011, which were used for the acquisition, development and redevelopment of investment property, and also to losses of NIS 190 million from the revaluation of financial derivatives, which was primarily with respect to hedging transactions (mainly swap-type). The finance expenses reflect average nominal annual interest of approximately 5.7% on the Group’s loans, compared to approximately 5.8% in 2010.

Finance income

Finance income totaled NIS 79 million in 2011, compared to NIS 569 million in 2010. Finance income in 2011 is comprised mainly of interest income of NIS 58 million (in 2010 – income of NIS 26 million) and income of NIS 19 million from a gain on securities’ disposal and dividend income (in 2010 – income of NIS 63 million). Finance income in 2010 included a gain of NIS 425 million from the revaluation of financial derivatives, which was primarily with respect to hedging transactions (mainly swap-type), while in 2011 there was no gain from the revaluation of financial derivatives.

Taxes on income

Taxes on income in 2011 are mainly comprised of deferred tax expenses of approximately NIS 511 million, which arise mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property; this compares to deferred tax expenses of approximately NIS 468 million in 2010, which arose mainly from an increase in the deferred taxes liability relating to a fair value gain from investment property and a change in the fair value of financial derivatives. In addition, deferred tax expenses, as mentioned above, include the effect of the change in the Israeli corporate tax rate which amounts to approximately NIS 90 million. In addition, taxes on income in 2011 also include the Group companies’ current tax expenses of approximately NIS 32 million, compared to approximately NIS 38 million in 2010.

28

C.	The operating results for 2011, by quarter, are as follows:

					Total
	Q1 2011	Q2 2011	Q3 2011	Q4 2011	2011
	NIS in millions
Rental income	1,268	1,270	1,309	1,392	5,239
Revenue from sale of buildings, land and contractual works performed	177	294	430	356	1,257

Total revenues	1,445	1,564	1,739	1,748	6,496

Property operating expenses	442	417	426	455	1,740
Cost of buildings sold, land and contractual works performed	165	276	418	340	1,199

Total cost of revenues	607	693	844	795	2,939

Gross profit	838	871	895	953	3,557
Fair value gain from investment property and investment property under development, net	69	651	233	850	1,803
General and administrative expenses	(174)	(206)	(176)	(274)	(830)
Other income	(*)70	24	91	(25)	160
Other expenses	(3)	(5)	(30)	(24)	(62)
Group’s share in earnings (losses) of associates, net	(6)	(8)	21	33	40

Operating income	794	1,327	1,034	1,513	4,668
Finance expenses	(591)	(502)	(602)	(607)	(2,302)
Finance income	53	18	(21)	29	79
Decrease in value of financial investments	(5)	(6)	(2)	(3)	(16)

Income before taxes on income	251	837	409	932	2,429
Taxes on income	62	217	11	255	545

Net income	189	620	398	677	1,884

Attributable to:
Equity holders of the Company	(17)	251	169	223	626
Non-controlling interests	206	369	229	454	1,258

	189	620	398	677	1,884

(*)	Restated, refer to section 1.J above.

29

The comprehensive income for 2011, by quarter, is as follows:

					Total
	Q1 2011	Q2 2011	Q3 2011	Q4 2011	2011
	NIS in millions
Net income	189	620	398	677	1,884

Other comprehensive income (loss) (net of tax effect):
Exchange differences on translation of foreign operations	225	(177)	782	305	1,135
Realization of exchange differences on translation of foreign operations	—	12	—	—	12
Net gains (losses) on cash flow hedges	71	(31)	(129)	(50)	(139)
Net losses on available-for-sale- financial assets	(14)	(6)	(1)	(18)	(39)
Gain (loss) on revaluation of fixed assets	(1)	10	6	13	28

Total other comprehensive income (loss)	281	(192)	658	250	997

Total comprehensive income	470	428	1,056	927	2,881

Attributable to:
Equity holders of the Company	179	157	458	337	1,131
Non-controlling interests	291	271	598	590	1,750

	470	428	1,056	927	2,881

D.	Analysis of Results of Operations for the Fourth Quarter of 2011

Rental income

Rental income increased by approximately 18% to NIS 1,392 million in the fourth quarter of 2011, compared to NIS 1,184 million in the corresponding quarter last year. The increase is due mainly to the acquisition of CapCo by EQY, the initial operation of properties whose development has been completed, the operation of additional properties acquired during 2011 and growth in income from existing properties.

Revenues from sale of buildings, land and contractual works performed

Revenues from the sale of buildings, land and contractual works performed totaled NIS 356 million in the fourth quarter of 2011, comprising NIS 21 million from the sale of buildings and land and NIS 335 million from contractual works performed; this compares with a total of NIS 202 million in the corresponding quarter last year, comprising NIS 75 million from the sale of buildings and land and NIS 129 million from contractual works performed. The increase is due mainly to the initial full consolidation of Acad at the beginning of the second quarter of 2011, refer to note 9.m of the financial statements.

The gross profit from this activity amounted to NIS 16 million in the fourth quarter of 2011, compared to a gross profit of NIS 23 million in the corresponding quarter last year.

30

Property operating expenses

Property operating expenses totaled NIS 455 million in the fourth quarter of 2011, constituting approximately 32.7% of total rental income, compared to NIS 395 million, constituting approximately 33.4% of total rental income, in the corresponding quarter last year. The improvement in the property operating expenses as a percentage of total rental income is evident in most of the Group companies.

Gross profit from property rental activity

Gross profit from property rental activity in the fourth quarter of 2011 grew by approximately 19%, compared to the corresponding period last year, to NIS 937 million (approximately 67.3% of total rental income); this compares to NIS 789 million (approximately 66.6% of total rental income) in the corresponding quarter last year. The increase in gross profit from property rental activity is evident in most of the Group companies.

Fair value gain from investment property and investment property under development, net

The Company applies the fair value model, as prescribed in International Accounting Standard No. 40 (Revised) – “Investment Property”. As a result of implementing this standard, the Group recognized in the fourth quarter of 2011 a fair value gain on its properties in a gross amount of NIS 850 million, compared to a fair value gain of NIS 343 million in the corresponding quarter last year. The largest increases in the value of investment property in the fourth quarter of 2011 were recorded at FCR and Gazit Development.

General and administrative expenses

General and administrative expenses totaled NIS 274 million (approximately 15.7% of total revenues) in the fourth quarter of 2011, compared to NIS 189 million (approximately 13.6% of total revenues) in the corresponding quarter last year. The increase in general and administrative expenses is due mainly to compensation of approximately NIS 60 million that the Chairman of the Board of Directors was entitled to with respect to the expiration of his employment agreement, which was fully and irrevocably waived but recorded as an expense against a capital reserve; to the initial full consolidation of Acad at the beginning of the second quarter of 2011; to restructuring expenses at CTY; to an increase in payroll costs related to the Company’s results; and also, legal expenses with respect to the Group’s litigation with Meinl Bank (refer to note 26.d of the financial statements).

Other income (expenses), net

The other income (expenses), net, of NIS 49 million in the fourth quarter of 2011 consists mainly of a loss from goodwill impairment and a loss on assets disposal, which were set off against a gain from bargain purchase.

Finance expenses

Finance expenses amounted to NIS 607 million in the fourth quarter of 2011, compared to NIS 466 million in the corresponding quarter last year. The increase is due mainly to losses of NIS 97 million from the revaluation of financial derivatives, which was primarily with respect to hedging transactions (mainly swap-type) and to an increase in the balance of the Group’s loans and debentures from an average balance of approximately NIS 32.9 billion in the fourth quarter of last year to an average balance of approximately NIS 39.4 billion in the fourth quarter of the current year. The finance expenses reflect average nominal annual interest of approximately 5.0% on the Group’s loans, compared to approximately 5.8% in the corresponding quarter last year. The reduction in the nominal interest is due mainly to last year’s adjustment of loans that are linked to the Israeli (known) consumer price index, which rose by approximately 0.7% in the fourth quarter last year, compared to a decline of approximately 0.2% in the fourth quarter of the current year.

31

Finance income

Finance income totaled NIS 29 million in the fourth quarter of 2011, compared to NIS 157 million in the corresponding period last year. Finance income in the fourth quarter of 2011 was mainly comprised of NIS 19 million from interest income (in the corresponding quarter last year – income of NIS 12 million) and income of NIS 9 million from a gain on securities disposal and dividend income (in the corresponding quarter last year – income of NIS 12 million). Finance income in the corresponding quarter last year included a gain of NIS 133 million from the revaluation of financial derivatives, which was primarily with respect to hedging transactions (mainly swap-type), while in the fourth quarter of 2011 there was no gain from the revaluation of financial derivatives

Taxes on income

Taxes on income in the fourth quarter of 2011 are mainly comprised of deferred tax expenses of NIS 242 million, which arise mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property; this compares to deferred tax expenses of NIS 224 million in the corresponding quarter last year, which arose mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property and to the change in the fair value of financial derivatives. In addition, deferred tax expenses, as mentioned above, include the effect of the change in the Israeli corporate tax rate which amounts to approximately NIS 90 million. In addition, taxes on income in the fourth quarter of 2011 also include the Group companies’ current tax expenses of NIS 11 million, compared to current tax income of NIS 35 million in the corresponding quarter last year.

2.4	Liquidity and Sources of Finance

The Group has a policy of maintaining an appropriate level of liquidity that enables the pursuit of business opportunities in its areas of operations, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are its cash reserves (derived from its income-producing properties), credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity. The Group uses these liquid resources for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees, other investments and the payment of dividends.

As of December 31, 2011, the liquid assets available to the Group, including short-term investments, totaled NIS 2,932 million, compared to NIS 1,675 million as of December 31, 2010. In addition, as of December 31, 2011, the Group has unutilized approved credit facilities available for immediate withdrawal of approximately NIS 5.4 billion, compared to approximately NIS 4.8 billion as of December 31, 2010.

As of December 31, 2011, the Group has unutilized approved credit facilities available for immediate drawdown and liquid balances totaling approximately NIS 8.3 billion at its disposal.

As of December 31, 2011, the Group also had unencumbered investment property, which is presented in the financial statements at its fair value of approximately NIS 33.6 billion.

As of December 31, 2011, the Group and the Company have negative working capital amounting to NIS 958 million and NIS 164 million, respectively. At the same time, the Group and the Company have at their disposal approved credit facilities, which are available for immediate withdrawal, amounting to NIS 5.4 billion and NIS 1.1 billion, respectively. In line with Group policy, the Group customarily finances its activities by means of revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with market conditions. For details regarding a NIS 450 million debenture offering by the Company, subsequent to the reporting date, refer to note 40.c of the financial statements, for a U.S.$ 200 million debt raising by EQY, subsequent to the reporting date, refer to note 40.e and for a C$ 75 million debt offering by FCR, subsequent to the reporting date, refer to note 40.f of the financial statements. The Company’s Board of Directors has determined that the existence of negative working capital is not sufficient to indicate that either the Company or the Group has a liquidity problem.

32

Cash Flows

Cash inflows from operating activities in 2011 and in the fourth quarter of the year totaled NIS 1,190 million and NIS 298 million, respectively, compared to NIS 782 million and NIS 139 million, in the corresponding periods last year, respectively.

In 2011, the Group’s activities were funded by equity raised in an amount of approximately NIS 1,033 million, by issuance of debentures and convertible debentures in a net amount of NIS 1,189 million and by means of loans and utilizing credit facilities in a net amount of NIS 3,396 million. The proceeds from the above sources were used primarily for the acquisition of investment property, the development of new properties and the acquisition of fixed assets in a net amount of approximately NIS 4,145 million, to invest in available-for-sale securities and deposits in a net amount of approximately NIS 443 million and also to grant loans to partners in a net amount of approximately NIS 214 million.

2.5	Compensation of Senior Employees

A.	In 2010, the Company’s Board of Directors outlined the general principles for a compensation policy based, inter alia, on meeting the Company’s general targets (including, reducing the leverage rate, outperformance compared to share indexes in Israel and abroad, FFO per share, EPRA NAV and strategic issuance of shares), with these being achieved through the personal efforts and the attainment of concrete goals set for each of the compensation recipients, in accordance with the definition of the employee’s position, as well as taking into consideration the goals of the employee’s department. The objective of the plan is, inter alia, to forge a direct link between the Company’s and the employees’ performance and the compensation to which employees are entitled, raising of motivation and the level of ambition within the Company and increasing the satisfaction of employees and managers over time. Company management is taking steps, aided by external consultants, to entrench the concrete indexes and targets to be incorporated in the compensation plan. The bonuses for 2011 have been based, inter alia, on the principles described above.

B.	With regard to the notifications by the Chairman of the Company’s Board of Directors and the Executive Vice Chairman of the Board of Directors regarding their conditional waiver of the current payment of part of the annual bonuses to which they are entitled by virtue of their employment agreements with effect from 2007, refer to Regulation 21 in the “Additional Details of the Company” section of the Periodic Report.

C.	The Chairman of the Board of Directors and the Executive Vice Chairman of the Board of Directors have waived the whole of the bonuses to which they are entitled for 2011 by virtue of their employment agreements, amounting to approximately NIS 43.4 million and approximately NIS 17.4 million, respectively.

D.	For details regarding compensation of officers and interested parties in 2011 by the Company and by consolidated subsidiaries, refer to Regulation 21 in the “Additional Details of the Company” section of the Periodic Report.

E.	On November 15, 2011, the employment agreement from February 2000 (as adjusted thereafter from time to time) between the Company (by means of a wholly owned subsidiary) and Mr. Chaim Katzman, the Executive Chairman of the Company’s Board of Directors and its controlling shareholder, expired. The employment agreement expired as a result of the provisions enacted as part of the Companies Law (Amendment No. 16), 2011, relating to the required approval – once every three years – of engagements between a public company and its controlling shareholder, with respect to the terms of the latter’s appointment and employment. Pursuant to the terms of the employment agreement, upon expiration of the agreement, Mr. Katzman would have been entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010. However, Mr. Katzman has notified the Company that he is waiving his right to the aforesaid payment in full.

33

In a similar manner, on November 15, 2011, the employment agreement from October 2004 (as adjusted thereafter from time to time) between the Company (by means of a wholly owned subsidiary) and Mr. Dori Segal, the Executive Vice Chairman of the Company’s Board of Directors, expired. The agreement expired upon reaching the end of its original term (namely, September 30, 2011) and subsequent to Mr. Segal having agreed to defer the last date on which the Company was permitted to notify him of non-renewal of the agreement until November 15, 2011. Pursuant to the terms of the employment agreement, upon its expiration Mr. Segal would have been entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010. However, Mr. Segal has notified the Company that he is waiving his right to the aforesaid payment in full.

It is hereby clarified that, despite expiration of the agreements, Mr. Katzman and Mr. Segal continue in their duties as Executive Chairman of the Company’s Board of Directors and Executive Vice Chairman of the Company’s Board of Directors, respectively. The Company intends to take steps to formulate new employment and compensation arrangements with Messrs. Katzman and Segal, in light of the considerable importance it ascribes to their continued employment with the Company.

F.	In management’s opinion, the compensation in the reporting year to interested parties and to officers of the Company, as detailed in Regulation 21 in Chapter D of the Periodic Report, is commensurate with the contribution made to the activities and the progress of the Company and the said consideration paid to the aforementioned interested parties and senior officers is fair and reasonable.

The above conclusions result from the discussions that took place at meetings of the Company’s Audit and Balance Sheet Committee and its Board of Directors, at which the 2011 financial statements were discussed and approved. Compensation data in accordance with Regulation 21 and Addendum 6 to the Securities Regulations (Periodic and Immediate Reports), 1970, which were sent to the members of the Board of Directors shortly beforehand, were presented at the aforementioned meetings, at which the terms of the compensation for each of the officers listed in the aforementioned regulation were separately discussed, apart from the terms for Messrs. Olson and Caputo who are not officers of the Company but of EQY, which, being a foreign public company listed on the New York Stock Exchange, discussed and approved the terms of the compensation for its officers at its own independent organs. As stated, the discussion on this subject was conducted separately for each of the Company’s officers, except in relation to members of the Board of Directors that do not hold another position in the Company, in the case of whom, in January 2012, the Company’s general meeting approved the granting of a proportionate fee in accordance with that specified in the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors), 2000.

With reference to the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, and the Executive Vice Chairman of the Board of Directors, Mr. Dori Segal, each has this year waived the whole of the bonus amount that he was entitled to receive from the Company and also the compensation to which he would have been entitled upon the expiration of his employment with the Company, pursuant to the aforesaid agreements. The aforementioned bonus constituted the principal compensation component in each of their employment agreements with the Company. Consequently, the remuneration of Messrs. Katzman and Segal from the Company (through a wholly owned subsidiary) amounted to only approximately NIS 760 thousand and approximately NIS 880 thousand, respectively. The criteria according to which the Board of Directors determined that the compensation paid to each of Messrs. Katzman and Segal is “fair and reasonable”, was their unique contribution to the business development of the Company in the reporting year, and the performance of the Company in each operational and financial parameter. With regard to amounts charged in the reporting year with respect to compensation in cash or in securities of foreign public subsidiaries that are consolidated in the financial statements of the Company, such compensation amounts are discussed and approved by the relevant independent organs of each of the aforesaid public consolidated subsidiaries, pursuant to the laws that govern them in their country of domicile.

34

With reference to Mr. Ronen Ashkenazi, the CEO of the subsidiary Gazit Development (who also serves as the CEO of Dori Group), a review of the fairness and reasonability of his compensation, which is with respect to a two-year period (2010 and 2011) was conducted, in relation to each of these years, inter alia, taking into consideration his considerable contribution in furthering the development and activity of Gazit Development and to its achievements in the aforesaid period and in prior periods, as well as his contribution to the Company’s profitability. The Board of Directors also took into account the extent of his additional activities (since April 2011) at Acad and at its principal investee – Dori Group (where he serves as CEO), as well as his contribution to other platforms of the Group.

With regard to the other officers, the relevant criteria taken into consideration this year as in past years by the Board of Directors when reviewing the fairness and reasonability of the compensation included: the application of the basic principle, whereby the composition of the compensation should comprise current salary, annual bonuses and long-term share-based compensation; the Company’s long-term policy and goals, from the aspect of its ability to recruit new managers and from the aspect of its ability to retain its current managers, in such manner as to enable the formation of a highly capable senior management team with strong loyalty to the Company; the tasks, responsibility and duties of the officers and their success in fulfilling these and their contribution to the Company; and the complexity and scope of the business of the Company and its performance in the reporting year and over the years.

The conclusion of the Company’s Board of Directors with regard to the fairness and reasonability of the compensation also takes into consideration any change in circumstances (or the absence of such change) that has occurred from the date of the previous discussions when approving the compensation recipients’ remuneration terms (or their review at the time of their renewal) by the Company’s Board of Directors and/or by the Audit and Balance Sheet Committee (e.g., a material change in market conditions, a change in the scope of the employment, etc.).

2.6	Repurchase Program

On September 13, 2011, the Company’s Board of Directors resolved to adopt a program to repurchase Company debentures (series A and/or series C and/or series F) with a scope of NIS 50 million (in January 2012, the program was updated by the Company’s Board of Directors and also extended to series D debentures). The program was to run through December 31, 2011 however, in January 2012 it was extended to December 31, 2012, with the acquisitions that are made within its framework taking place from time to time and at the discretion of the Company’s management. As of December 31, 2011 and shortly before the publication date of this report, the Company had repurchased debentures for approximately NIS 2 million under the aforementioned program. For further details regarding the repurchase program, refer to the Immediate Reports that the Company issued on September 13, 2011 (Reference No.: 2011-01-273129) and January 4, 2012 (Reference No.: 2012-01-006039).

3.	Reporting of Exposure to Market Risks and their Management

A.	The individuals responsible for managing and reporting the Company’s market risks are the President and the Senior Executive Vice President and CFO of the Company.

B.	Principal market risks to which the Company is exposed:

1)	Economic and regulatory conditions that impact the ability to raise debt or equity.

2)	The financial stability of the Group’s tenants and the behavior of its anchor tenants (including changes in the leasing policy of retail chains and other major tenants).

3)	Economic conditions and changes in consumer habits of the residents in the regions in which the Group is active.

35

4)	Operations in the property development and redevelopment sectors.

5)	Entry into new operating regions.

6)	Competitive environment.

7)	Risks arising from external factors, such as, the effect of the global financial crisis, which arose from the crisis in the U.S. “sub-prime” mortgage market on the real estate and financial sectors, both within and outside the United States.

8)	Terror attacks and natural disasters.

9)	Changes in the tax burden in relation to the operations of the Company’s subsidiaries, including, EQY’s status as a REIT.

10)	Changes in the exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel which mainly affect the Company’s equity: an increase in the exchange rate of the above foreign currencies will increase the Company’s equity, while a decrease in their exchange rate will reduce the Company’s equity.

11)	Changes in interest rates in the U.S., Canada, Europe and Israel have an effect on the Company’s results, to the extent that a rise in interest rates will increase the investees’ and the Company’s finance expenses, while a decline in interest rates will reduce the investees’ and the Company’s finance expenses.

For further details concerning the above risk factors and also concerning other risk factors in relation to the Company’s operations, refer to Section 28 of the “Description of the Company’s Business” of this Periodic Report.

C.	The Company’s policies for risk management are as follows:

1)	The Group has a policy of maintaining a high level of liquidity that enables the repayment of its debts, which are spread over a large number of years; such policy is also intended to assist in the pursuit of business opportunities in the Group’s fields of operation.

2)	The Group companies employ local experts in the field of property management, development and acquisition, who monitor, on a regular basis, developments in the markets in which the Group operates. With regard to the risks relating to terror attacks and natural disasters, the Group companies have insurance on most of their properties against some of the aforesaid risks.

3)	As in the past, the Company maintains as higha correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance those acquisitions of those properties are assumed. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate developments. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates and in the same proportions as the assets in each such currency bear to the total assets, while making occasional hedging transactions to mitigate the aforementioned exposure to changes in foreign currency exchange rates. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the currencies to which it is exposed (the Euro, the U.S. Dollar and the Canadian Dollar), with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of December 31, 2011, refer to the table attached as Appendix B to the Board of Directors’ report.

4)	The Company and its investees finance most of their activities with long-term loans in U.S. Dollars, Canadian Dollars, Euros and New Israeli Shekels, at fixed interest rates. In order to reduce the impact of interest rate fluctuations on their loans, the Company and the investees enter into interest rate swaps, from time to time and depending on market conditions, whereby they exchange variable interest for fixed interest, as detailed below.

36

5)	The Group raises debt in various capital markets and by means of various instruments in accordance with the Group’s requirements and the preferences of the markets. Generally, the Company believes in raising debt with a long-term maturity bearing fixed interest (although such debt is usually more expensive than debt with a short-term maturity), with the aim of maintaining maximum financial flexibility as well as reducing exposure to sharp changes in variable interest. The Group maintains a mix in the split between variable and fixed interest, including by means of swap transactions where fixed interest is exchanged for variable interest and vice versa. In the range of considerations that come into play in striving to achieve the above aim, a central consideration is the attempt to preserve a mix that will align with the property management strategy, which is largely related to the mix of tenants and the construction status of properties under development, for the reasons detailed below. In the Company’s estimation, tenants whose leases have a relatively short term to maturity (in contrast to anchor tenants whose leases have long terms to maturity) are in the majority of cases more vulnerable during periods of recession or economic uncertainty. Based on past experience, the Company estimates that during such periods interest rates are generally likely to fall (during periods of economic crisis, governments tend to adopt a monetary policy of interest reduction in order to stimulate renewed growth in their countries). Therefore, as a general rule, the Company attempts to achieve a certain (though not absolute) alignment between the scope of its income from tenants with the aforementioned characteristics and the scope of the Group’s variable interest-bearing debt, whereby the more the risks associated with this kind of tenant materialize, the greater will be the degree of flexibility sought by the Company in interest terms and lower interest rates during such periods. A similar principle is applied with regard to properties under construction. Through to the time of signing a binding contract with tenants, Company management prefers to take on debt bearing variable interest, thereby giving the Company greater flexibility (while, once lease agreements have been entered into that provide the Group with a relatively assured cash flow, the Company generally prefers funding at fixed interest).

6)	During 2011, no changes occurred in the Company’s market risks management policy.

D.	As to the reports on linkage bases, the derivatives portfolio and sensitivity analyses, refer to Appendixes A and E to the Board of Directors’ Report.

E.	Changes in foreign currency exchange rates – From January 1, 2011 through December 31, 2011, the New Israeli Shekel devalued against the Euro, the Canadian Dollar and the U.S. Dollar by approximately 4.2%, 5.2%, and 7.7%, respectively. As to the effect of exchange rates on the Company’s equity, refer to the linkage bases report as of December 31, 2011, attached as Appendix A to the Directors’ Report. In addition, from December 31, 2011 until shortly before the date of approval of this report, the New Israeli Shekel devalued against the Euro and the Canadian Dollar by approximately 0.5% and 0.2%, respectively, and appreciated against the U.S. Dollar by approximately 2.8%.

In addition, some of the Company’s liabilities (with respect to operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2011 through December 31, 2011, the (known) consumer price index rose by approximately 2.6%. As to the effect of changes in the consumer price index on the equity of the Company, refer to the linkage bases report as of December 31, 2011, attached as Appendix A to the Directors’ Report. Furthermore, no changes occurred from December 31, 2011 until shortly before the date of approval of this report, in the (known) consumer price index.

F.	Oversight methods and policy realization:

On an ongoing, daily basis, the persons responsible for market risk management review the need to update the Company’s actions with regard to market risk management, and the Company’s management discusses major issues relating to market risk management on a weekly basis (while, in light of the Company’s policy on the topic detailed above, no concrete, quantitative limits have been set on the actions of the persons responsible for market risk management and of the Company’s management). The Board of Directors approves major aspects of market risk management policy once a quarter in the Directors’ report (and, in the same manner, future changes, if any, in the policy on this topic will require the approval of the Board of Directors). Moreover, from time to time, the directors hold a separate meeting at which the Company’s market risks in their entirety, and the ways that they are dealt with, are discussed.

37

G.	During the period from January 1, 2011 through the date on which the financial statements were signed, the individuals responsible for reporting and managing the Company’s market risks (the Company’s President and its Senior Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. During the above period, the Company’s Board of Directors discussed the said risks and the Company’s policy regarding them during the meetings at which the financial statements as of December 31, 2010, March 31, 2011, June 30, 2011 and September 30, 2011 were approved, and also at its meeting on December 29, 2011.

As of December 31, 2011, the economic exposure of the Company’s equity to the various currencies is distributed as follows1:

4.	Corporate Governance Aspects

4.1	Donations

The Company customarily makes donations to charities and to projects for community welfare and education in the various countries in which it operates. Within the framework of this activity the Company has pledged to support a number of agencies through a perennial donation framework, as follows:

A.	The Company has adopted a battalion of front-line conscripts within the framework of the “Adopt a Front-Line Soldier” Project. Within the framework of this project, the Company has pledged to make an annual donation of NIS 100,000 for 3 years (commenced in 2010).

B.	The Company makes donations to the Interdisciplinary Center (IDC) Herzliya, which has established an institute that is engaged in research and studies in the fields of real estate initiation and management (The Gazit-Globe Institute). The Company has pledged to donate a total amount of U.S.$ 2,900 thousand to the IDC through 2018.

C.	“Gazit for Education” – In 2011, the Company’s Board of Directors approved the establishment of a project to support the education of youngsters in southern Israel, mainly through the grant of scholarships, the support of youth centers and assistance to schools. A budget framework of NIS 7 million per annum was also approved.

In 2011, the Group’s donations amounted to approximately NIS 5,790 thousand.

Of the above sum, the Group donated approximately NIS 1,833 thousand to the Interdisciplinary Center (IDC) Herzliya, approximately NIS 110 thousand to the Israeli Soldiers Welfare Association, approximately NIS 250 thousand to the Friends of the HaBima National Theater Society, approximately NIS 250 thousand to the ALEH hostels in Jerusalem, NIS 100 thousand to the Larger than Life Society, approximately NIS 100 thousand to the friends of the Herzliya Museum Association, approximately NIS 1,092 thousand to various bodies engaged in charitable, welfare and educational work with the community in Israel, and also approximately NIS 1,942 thousand to various bodies in the United States, Canada and Europe (through the Company’s consolidated subsidiaries, such sums being designated for the regions in which they operate).

[1]	Refer to Appendix B to the Directors’ Report.

38

4.2	Directors Possessing Accounting and Financial Expertise

A.	The Company’s Board of Directors has decided that the minimum required number of directors possessing accounting and financial expertise is three, after taking into account the Board of Directors legal obligations and duties (including its responsibility for the preparation and approval of the financial statements), the nature of the accounting issues involved in the Group’s field of operations and the Group’s structure (including its holdings in foreign, public subsidiaries). The decision regarding the above minimum number takes into account the close accounting support provided to the Company by its auditors (who are one of the world’s four largest accounting firms), including their participation in meetings of the Board of Directors at which the financial statements are discussed.

B.	The Board of Directors considers that the following directors possess accounting and financial expertise:

1)	Mr. Chaim Katzman

2)	Mr. Arie Mientkavich

3)	Mr. Dori Segal

4)	Mr. Yair Orgler

5)	Mr. Chaim Ben-Dor

6)	Mr. Shai Pilpel

7)	Ms. Noga Knaz

8)	Mr. Gary Epstein (since the date of his appointment on January 12, 2012)

9)	Mr. Douglas Sesler (since the date of his appointment on January 12, 2012)

C.	Regarding the education and business experience of the above directors, refer to Regulation 26 in the “Additional Details of the Company” section of the Periodic Report.

D.	In December 2011, the general meeting of the Company approved the adoption of rules in its articles of association concerning the minimum number or the minimum percentage of independent directors, as defined in Section 219 of the Companies Law, 1999 (the “Companies Law”), pursuant to which at least one third of the serving members of the Board of Directors are to be independent directors.

4.3	Disclosure Concerning the Company’s Internal Auditor

The Company’s internal auditor

On April 16, 2008, the Company appointed Mr. Joseph Ginossar as the Company’s internal auditor.

Mr. Ginossar is a CPA, a qualified internal auditor and the CEO of Fahn Kanne Control Management Ltd.

Is the internal auditor an employee of the Company or a person who provides internal audit services on behalf of an outside party?

The internal auditor provides internal audit services within the framework of an outside service provider, through the company Fahn Kanne Control Management Ltd.

Legal requirements met by the internal auditors

The internal auditor meets the requirements of Section 146(b) of the Companies Law and Section 8 of the Internal Audit Law.

Holding of securities of the Company or of a related entity

As of the date of the report, neither the internal auditor nor any of his employees held securities of the Company or of any related entity.

39

The internal auditor’s relationship with the Company or with a related entity

The internal auditor also serves as the internal auditor of Norstar Holdings Inc., the controlling shareholder of the Company, although this, in the opinion of the Company and the internal auditor, is not sufficient to create a conflict of interests with his duties as the internal auditor of the Company.

Other duties of the internal auditor within the Company

Apart from his duties as the internal auditor of the Company, the internal auditor is not otherwise employed by the Company and does not provide it with any other services.

Other duties of the internal auditor outside the Company

The internal auditor is a self-employed accountant, the owner of a firm that provides accounting, auditing and internal auditing services.

Method of the internal auditor’s appointment

Mr. Ginossar was appointed as the Company’s internal auditor pursuant to a resolution of the Company’s Board of Directors dated April 15, 2008 (in accordance with the recommendation of the Company’s Audit Committee dated April 9, 2008).

Identity of the person to whom the internal auditor reports within the organization

Within the organization, the internal auditor reports to the President of the Company.

The internal auditor’s work program

The internal auditor’s annual work program for 2011 took into account the subjects examined and expected to be examined over the years in accordance with a multi-year program. The program was determined in coordination with the Audit Committee of the Board of Directors and the Company’s management. The work program was discussed and approved by the Audit Committee.

The annual audit program reflects the activities of the private companies that are owned by the Company, in Israel and overseas, and the order of priorities for the subjects according to their importance and urgency, as determined by the internal auditor and the Audit Committee. The work program may be altered with the approval of the Audit Committee.

In 2008, external professionals conducted a risk assessment and audit topics survey for the Company, and the annual audit program is based, inter alia, on an analysis of the findings of the above survey and also on the multi-year audit program.

Examination of the Company’s material transactions during 2011 by the internal auditor

In the reporting year, the internal auditor did not conduct an examination of material transactions. However, with regard to the transactions with interested parties and controlling shareholders, as defined in the Companies Law, that were approved in December 2011, these will be examined within the framework of the internal audit program that has been approved to be performed in 2012.

Overseas audit and audit of investees

Private subsidiaries – The audit reports also relate to the Company’s private subsidiaries, both in Israel and overseas.

In 2011, the internal auditor examined the operations of ProMed in the U.S., Gazit Germany and Gazit Brazil, which are wholly owned by the Company, this being in accordance with the work program approved by the Company’s Audit Committee.

40

Public subsidiaries – With regard to the audit of the Company’s public subsidiaries that are listed overseas, such entities are subject to the restrictions of the law which is applicable to term. With regard to the internal audit at EQY (in the U.S.) and at FCR (in Canada), both companies have appointed independent internal auditors who operate in accordance with a work program determined for them by the relevant authorized organs of the aforesaid companies. Nevertheless, the activities of the above auditors have been reviewed by the Company’s internal auditor in the following manner: the internal auditor presented a periodic questionnaire to the serving internal auditors and a meeting was held between the parties in order to receive updates with regard to the audit work method at each of the companies. The findings that arose from the questionnaires and the discussions with the auditors were reported by the internal auditor to the Audit Committee.

With regard to the internal audit of CTY in 2011, the audit was performed by PwC, with CTY’s Board of Directors, its Audit Committee and the Chairman of its Board of Directors being involved in audit processes, their approval and their supervision. With regard to the internal audit of ATR, ATR conducted a risks survey in 2011 pursuant to which an annual audit program was drawn up in conjunction with its internal auditor. ATR has adopted and has begun to implement the aforesaid audit program for 2011 and 2012, which was approved by the aforesaid Audit Committee.

Scope of the internal auditor’s engagement

The scope of the internal auditor’s engagement varies in accordance with the annual audit program; in 2011, approximately 2,320 hours were spent on audit work activities, in accordance with the breakdown presented in the table below. The abovementioned number of hours was determined in accordance with the requirements of the audit program.

Work hours
Internal audit in Israel	Approx. 770 hours
Internal audit of the Company’s overseas investees	Approx. 1,550 hours

Total	Approx. 2,320 hours

The number of the auditor’s work hours was set at approximately 2,320 hours, based on the audit subjects that were determined for examination in 2011. This compares to approximately 2,300 internal audit hours in 2010. It should be noted that the scope of the internal auditor’s engagement is flexible within this context; over the course of the year and as the various audit reports are discussed, the Audit Committee may permit the internal auditor to increase the number of audit hours that were decided upon at the outset in the annual audit program.

The professional standards in accordance with which the internal auditor performs his audit

The audit by the Company’s internal auditor is performed in conformity with professional standards generally accepted for internal audit, professional directives and guidance papers of the Institute of Internal Auditors in Israel.

To the best of the Company’s knowledge, the internal auditor has complied with the requirements prescribed in the aforesaid standards.

Freedom of access for the internal auditor

With regard to the information and documents of the Company and the Company’s private subsidiaries in Israel and overseas, the internal auditor is given free access to all IT systems of the aforesaid companies, including financial data. With regard to the Company’s public subsidiaries, in light of the legal restrictions placed on these companies, the internal auditor has no access to information of the aforesaid companies that is not accessible to the public. The sole exception to this is with regard to the report of the internal auditors of EQY and FCR, which includes the audit program and updates regarding progress made in relation to the program, including details of steps taken by the management of EQY and FCR as a consequence of the auditor’s reports.

41

Reports of the internal auditor

The dates when written reports of the internal auditor’s findings were submitted and when the above reports were discussed by the Audit Committee, are as follows:

a.	In May 2011, the internal auditor submitted an audit report on the subject: “Construction” at RSC in the U.S.

b.	In June 2011, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from the 2009-2010 Audit Reports” at the Group’s Head Office.

c.	In June 2011, the internal auditor submitted an audit report on the subject: “Loans and Debentures” at the Group’s Head Office.

d.	In June 2011, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from the Signatory Rights Audit Report” at ProMed in the U.S.

e.	In June 2011, the internal auditor submitted an audit report on the subject: “Finding and Acquiring Properties” at ProMed in the U.S.

f.	In June 2011, the internal auditor submitted an audit report on the subject: “Construction” at Gazit Brazil.

g.	In June 2011, the internal auditor submitted an audit report on the subject: “Property Appraisal and Valuation” at Gazit Germany.

h.	In June 2011, the internal auditor submitted an audit report on the subject: “Property Appraisal and Valuation” at ProMed in the U.S.

i.	In August 2011, the internal auditor submitted an audit report on the subject: “Use of the Masav (the Israeli Banks’ Automatic Clearing House) System” at the Group’s Head Office.

j.	In December 2011, the internal auditor submitted an audit report on the subject: “Funding and Financial Support and Signatory Rights” at Gazit Development.

k.	In December 2011, the internal auditor submitted an audit report on the subject: “Survey of Embezzlement Risks” at Gazit Development.

l.	In December 2011, the internal auditor submitted an audit report on the subject: “Finding and Acquiring Income-Producing Properties and Funding Transactions and Financial Support” at Gazit Germany.

m.	In December 2011, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from the Signatory Rights Audit Report” at Gazit Germany – this report is to be discussed by the Audit Committee in March 2012.

n.	In December 2011, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from the Property Management Audit Report” at Gazit Germany.

The Audit Committee discussed the reports referred to above at its meetings held during the course of 2011, on February 2, 2011, June 23, 2011, July 20, 2011, August 18, 2011 and December 27, 2011.

During November-December 2011, the internal auditor also conducted an audit on the subject “Information Security” at the Group’s Head Office in Tel Aviv. An audit report on this subject is expected to be presented to the Audit Committee for discussion in April 2012.

Opinion of the Company’s Board of Directors concerning the internal auditor’s activities

In the opinion of the Company’s Board of Directors, the scope, nature, continuity of the internal auditor’s activities and his work program are reasonable in light of prevailing circumstances and are sufficient to attain the internal audit objectives of the Company.

42

Remuneration of the internal auditor

The internal auditor’s fees are determined based on the number of work hours actually invested in performing his assignments, within the framework of a budget approved in advance by the Company’s Audit Committee. In the Company’s opinion, the payment of such remuneration does not influence the professional judgment exercised by the internal auditor.

4.4	Professional Fees of the Independent Auditors

Independent auditors of the Company: Kost Forer Gabbay & Kasierer & Co. (Ernst & Young).

The professional fees of the independent auditors that audit the financial statements of the Company and the Company’s consolidated subsidiaries (as to proportionately consolidated subsidiaries – the Company’s proportionate share is based on its holding percentage in the consolidated subsidiary), are as follows:

A. Ernst & Young in Israel (the Company and wholly owned subsidiaries of the Company):

	For the year ended December 31
	2011	2010	2011	2010
	NIS in thousands		Hours
Fees for audit and related services	(*)7,273	(**)1,891	(*)15,930	(**)7,470
Fees for consulting and tax services(***)	2,826	1,751	3,834	2,775

Total	10,099	3,642

(*)

Includes audit services totaling approximately NIS 4,828 thousand in connection with the Company’s U.S. prospectus, of which approximately NIS 1,327 thousand is in connection with other Ernst & Young offices.

(**)	Includes audit services in connection with a shelf prospectus.
(***)

Mainly for dealing with assessments and tax consulting and with professional fees for the Company’s U.S. prospectus in the amount of approximately NIS 767 thousand, of which approximately NIS 94 thousand is in connection with other Ernst & Young offices.

B. Ernst & Young in the U.S. (the Company’s wholly owned subsidiaries in the U.S. and EQY):

	For the year ended December 31
	2011	2010	2011	2010
	NIS in thousands		Hours
Fees for audit and related services	7,512	6,171	10,147	7,920
Fees for consulting and tax services	520	838	843	242
Other fees	707	—	—	—

Total	8,739	7,009

C. Ernst & Young in Finland (CTY):

	For the year ended December 31
	2011	2010	2011	2010
	NIS in thousands		Hours
Fees for audit and related services	1,317	991	2,320	2,200
Fees for consulting and tax services	116	495	930	1,970
Other fees	2,956	—	—	—

Total	4,389	1,486

43

D. Ernst & Young in Germany (the Company’s wholly owned subsidiaries):

	For the year ended December 31
	2011	2010	2011	2010
	NIS in thousands		Hours
Fees for audit and related services	351	419	750	1,350
Fees for consulting and tax services	66	—	72	—
Other fees	—	60	—	—

Total	417	479

E. Deloitte Touche in Canada (Gazit 2003 Inc., Gazit Canada Inc. and FCR):

	For the year ended December 31
	2011	2010	2011	2010
	NIS in thousands		Hours
Fees for audit and related services	5,288	5,345	9,722	8,102
Fees for consulting and tax services	—	103	—	98
Other fees	2,409	208	—	—

Total	7,697	5,656

F. KPMG in the Netherlands and Jersey (ATR):

	For the year ended December 31
	2011	2010	2011	2010
	NIS in thousands		Hours
Fees for audit and related services	1,721	2,028	3,158	2,628
Fees for consulting and tax services	—	21	—	27

Total	1,721	2,049

G. Ernst & Young in Brazil:

	For the year ended December 31
	2011	2010	2011	2010
	NIS in thousands		Hours
Fees for audit and related services	185	49	372	80
Fees for consulting and tax services	—	—	—	—
Total	185	49

The professional fees of the Company’s independent auditors are determined on an hourly basis, according to tariffs and time frameworks approved by the Board of Directors.

4.5	Disclosure Regarding the Financial Statements’ Approval Process

As resolved by the Company’s Board of Directors, the Company’s Audit and Balance Sheet Committee is responsible for the ultimate audit in the Company. As part of this role, the Audit and Balance Sheet Committee discusses, inter alia, the Company’s financial statements, including audit topics relating to ultimate audit, and presents its recommendations to the Board of Directors. Hence, the committee that conducts the examination of the financial statements (as this is defined in the Companies Regulations (Instructions and Conditions Regarding the Approval of the Financial Statements), 2010) is the Company’s Audit Committee.

The four members of the Audit and Balance Sheet Committee are Messrs. Yair Orgler (an external director and the Chairman of the Committee), Noga Knaz (an external director), Shay Pilpel (an independent director) and Chaim Ben-Dor. All members of the Committee are classified as possessing accounting and financial expertise.

44

For details regarding the qualifications, education, experience and know-how of the above directors, which form the basis for the Company deeming the said directors as capable of reading and understanding financial statements and possessing accounting and financial expertise, refer to Regulation 26 of Chapter D of the Periodic Report. All the above directors have provided a declaration, in accordance with the meaning thereof in Regulation 1 of the Companies Regulations (Instructions and Conditions Regarding the Approval of the Financial Statements), 2010.

A meeting of the Audit and Balance Sheet Committee, within the framework of which the committee’s recommendations to the Board of Directors were discussed and formulated, was held on March 21, 2012. All the members of the Audit and Balance Sheet Committee attended the meeting, as so did the Company’s President, Mr. Aharon Soffer, the Company’s Senior Executive Vice President and CFO, Mr. Gadi Cunia, the Company’s Senior Executive Vice President and General Counsel, Mr. Eran Ballan, the Company’s Vice President and Controller, Mr. Rami Vaisenberger, the Company Secretary, Ms. Varda Zuntz, the Chief Accounting Officer, Mr. Shlomi Cohen, representatives that advise the Company on behalf of the independent auditors and representatives of the law firm that advises the Company.

Within the framework of the process of the Company’s financial statements being approved by the Board of Directors and their being discussed by the Audit and Balance Sheet Committee, a draft of the financial statements, a draft of the other parts of the Periodic report, as well as a draft of the presentation reviewing the operations in 2011, are sent for the perusal of the members of the committee several days before the date of the meeting of the Audit and Balance Sheet Committee.

During the Audit and Balance Sheet Committee’s meeting, the Senior Executive Vice President and CFO, Mr. Gadi Cunia, provided a review of the Company’s financial position, its operating results and its cash flows, and presented data concerning the Company’s activities together with a comparison to prior periods. During the discussion, Company’s management (including, the President of the Company, the Senior Executive Vice President and CFO of the Company and the Controller of the Company) reviewed the major financial reporting issues that have arisen in the course of preparing the financial statements, including a review of transactions not within the normal course of business, the assessments and estimates applied in connection with the financial statements, the principles applied in assessing the fair value of the Company’s investment property and of its other assets and liabilities on which data in the financial statements is based, internal controls relating to the financial reporting, matters relating to the completeness and fairness of the disclosures in the financial statements, aspects of the accounting policy adopted and changes thereto, the accounting treatment applied with regard to material matters, and the possible effect on the financial statements of significant risks and exposures. The representative of the independent auditors presented to the committee the principle issues that arose in the course of their audit of the financial statements. Management and the Company’s independent auditors responded to questions from the directors with regard to the financial statements and to all matters discussed at the committee’s meeting.

The Audit and Balance Sheet Committee drew up its recommendations with regard to approval of the financial statements and these were presented (in writing) to the other members of the Board of Directors shortly after the committee’s meeting.

The Company’s Board of Directors discussed the recommendations of the Audit and Balance Sheet Committee at the meeting of the Board of Directors held on March 27, 2012 at which approval of the financial statements was discussed. In the opinion of the Board of Directors, the recommendations of the committee were presented within a reasonable time prior to the discussion of the Board of Directors, taking into consideration the scope and complexity of the recommendations and also considering the fact that the draft of the financial statements had been sent in advance to all members of the Board of Directors. The time period determined by the Board of Directors as being “a reasonable time” for this purpose is between two and four business days, in accordance with the actual circumstances of the financial statements presented for approval, including their complexity and the unique issues contained therein.

45

At the meeting of the Board of Directors at which the said financial statements were approved, all members of the Board of Directors serving on the date of approval of the financial statements were present (for the names of the members of the Board of Directors and their other particulars, refer to Regulation 26 in Chapter D of the Periodic Report), as well as all the parties who had attended the meetings of the Audit and Balance Sheet Committee, as detailed above.

During the meeting of the Board of Directors at which the financial statements were discussed and approved, Company’s management reviewed the financial position, the operating results and the cash flows of the Company, while referring to various material matters and issues.

5.	Disclosure Regarding the Financial Reporting of the Company

5.1	Additional Information and Events Subsequent to the Reporting Date

A.	For details regarding FCR’s redemption and convertible debentures balance (series A and B), refer to note 40.a of the financial statements.

B.	For details regarding Dori Group’s issue of rights and Gazit Development’s participation in this issuance, refer to note 40.b of the financial statements.

C.	For details regarding the approximate NIS 450 million debenture offering by the Company, refer to note 40.c of the financial statements.

D.	For details regarding the approximate NIS 71 million debenture offering by Dori Group, refer to note 40.d of the financial statements.

E.	For details regarding the U.S.$ 200 million debt raising by EQY, refer to note 40.e of the financial statements.

F.	For details regarding the C$ 75 million debenture offering by FCR, refer to note 40.f of the financial statements.

G.	For details regarding the acquisition of additional 6.7 million shares of ATR, refer to note 40.h of the financial statements.

5.2	Critical Accounting Estimates

In the course of preparing the financial statements, the Group’s management is required to make estimates and assessments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities.

Management bases its estimates and assessments, including those prepared by independent external professional parties (e.g., appraisers and assessors), on past experience and other factors that, in its opinion, are relevant taking the particular circumstances into account. Actual results could differ from these assessments under different assumptions or conditions.

The Company has identified the assessments and assumptions detailed below as being critical estimates, since any change in such estimates and assumptions has the potential to have a material effect on the financial statements.

46

Changes in fair value of investment property and investment property under development:

The Group measures the fair value of its investment property and investment property under development in accordance with the provisions of International Accounting Standard No. 40. In determining the fair value, the Group’s management relies – in the case of most of the Group’s properties – on the valuations of independent external appraisers. Among the considerations that these appraisers take into account in making their valuations are the capitalization rates used in calculating the future cash flows from the property, the length of the lease period, the financial strength of the tenants, the operating expenses of the properties, rental rates and the costs of lease renewals, the amount of vacant space in the property, the length of time it takes to lease out the buildings after they become vacant, the pertinence of the rentals in properties where the rent level is above or below market rates, and the implications arising from the investments that will be required for future development. With regard to investment property under development, the Group’s management and the appraisers are also required to estimate the projected construction costs and the inherent construction risk. Changes in the assumptions and estimates that serve the above external experts and the Group’s management and the appraisers could result in a change in the fair value, which is carried to the statement of income, and could thus affect the Group’s financial position and its operating results, in as much as the Group’s management and the appraisers base their assumptions on the data known as of the Reporting Date.

Impairment of goodwill:

At least once a year or more frequently if the circumstances so dictate, the Group methodically performs reviews for the impairment of goodwill in conformity with International Accounting Standard No. 36. Inter alia, this review is based on an estimate of the future cash flows anticipated to derive from the continued use of a cash-generating unit and on an estimate of the appropriate discount rate to be applied to these cash flows. A change in these estimates could cause impairment of the goodwill and could affect the financial position of the Company and its operating results.

Allocation of the purchase price of companies to the identifiable assets and liabilities:

Pursuant to IFRS 3, the Company is required to allocate the purchase price of companies to the identifiable assets and liabilities at the acquisition date. The excess acquisition cost remaining, net of the related taxes, is attributed to goodwill. The excess acquisition cost allocated to the various assets is amortized at the same rate as the assets concerned. In the event of the difference between the acquisition cost and the net identifiable assets being negative, it is immediately carried to the statement of income as a bargain purchase gain, in the case of unconsolidated companies, or directly to equity, in the case of consolidated subsidiaries. Changes in the purchase price allocation to the various asset and liability items could have a material effect on the financial statements.

Fair value of non-tradable financial instruments:

The fair value of non-tradable financial instruments, including derivatives, is determined, including by external valuers , in accordance with the future cash flows discounted at the discount rates quoted for items with similar conditions and risk characteristics. Uncertainty exists with respect to the future cash flows and the estimated discount rates. Changes in these estimates could have a material effect on the financial statements.

5.3	New International Financial Reporting Standards (IFRS)

For details regarding new IFRS in the period prior to their implementation, refer to note 2.ee of the financial statements.

47

6.	Details Concerning the Corporation’s Publicly-Held Commitment Certificates

A.	As of December 31, 2011, there were nine series of listed debentures issued by the Company in circulation, as detailed in the following table:

	Issue date	Par value as of issue date	Par value of debentures in circulation as of 31/12/11	Par value of debentures in circulation, plus linkage differences as of 31/12/11	Total accumulated interest to 31/12/11	Balance in the financial statements as of 31/12/11	Stock exchange value as of 31/12/11	Type of interest and rate thereof	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
		NIS in thousands		NIS in millions
Debentures (series A)	(1)05/2002	717,953	331,900	262.0	8.6	264	281.5	Fixed 6.5%	11 equal installments starting from June 2007	Paid once a year on June 30	The principal and the interest are linked to the US Dollar
Debentures (series B)	05/2004	(2)350,000	(2)343,225	309.2	—	307	267.7	6-month EURIBOR + 2%	3 equal annual installments starting from December 2014	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the Euro
Debentures (series C)	(3)04/2005	1,300,000	1,149,569	1,383.8	—	1,387	1,447.9	Fixed 4.95%	8 annual installments starting from June 2011 (each of the first 7 installments will be at the rate of 10% and the last installment will be at the rate of 30%)	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the increase in the consumer price index
Debentures (series D)	(4)09/2006	1,927,541	1,883,816	2,165.9	83.2	2,173	2,278.7	Fixed 5.1%	3 annual installments starting from March 2019 (each of the first 2 installments will be at the rate of 30% and the last installment will be at the rate of 40%)	Paid once a year on March 31	The principal and the interest are linked to the increase in the consumer price index
Debentures (series E)	(5)07/2007	574,052	555,569	555.6	—	541	476.0	6-month TALBOR+0.7%	2 equal installments in June and December 2017	Paid twice a year on June 30 and December 31	Without linkage
Debentures (series F)	(6)12/2006	1,442,301	1,423,797	1,423.8	—	1,414	1,459.5	Fixed 6.4%	5 equal installments in December of each of the years 2011, 2012, 2013, 2015 and 2016	Paid once a year on December 31	Without linkage
Debentures (series I)	(7)01/2008	1,439,826	1,438,933	1,637.6	—	1,646	1,740.0	Fixed 5.3%	4 installments with the first installment in June 2013 at the rate of 15%, the second installment in June 2015 at the rate of 25%, the third installment in June 2016 at the rate of 25%, and the fourth installment in June 2018 at the rate of 35%	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the increase in the consumer price index

(1)

Debentures (series A) were first issued pursuant to the Company’s prospectus dated May 2, 2002, at which time NIS 140 million par value of debentures were issued; in November 2002, options (series A) for a further NIS 57 million par value of debentures (series A) were exercised. The above series was extended in a private offering to institutional investors on January 29, 2004, in which NIS 90 million par value of debentures were issued, in a public offering pursuant to a prospectus on May 16, 2004 in which NIS 150 million par value of debentures (series A) were issued, in another private offering to institutional investors in February 2005, in which NIS 227 million par value of debentures (series A) were issued, in a private offering in August 2005 in which NIS 9.7 million par value of debentures (series A) were issued, and in a further private offering to institutional investors in May 2006, in which NIS 45 million par value of debentures (series A) were issued.

(2)

Debentures (series B) were issued pursuant to the Company’s prospectus dated May 16, 2004, at which time NIS 350 million par value of debentures were issued. As of December 31, 2011, a subsidiary of the Company holds NIS 172.7 million par value of the Company’s debentures (series B).

(3)

In April 2005, the Company raised – through a private offering to institutional investors – NIS 425 million par value of debentures (series C). The debentures (series C) were listed for trade pursuant to a prospectus dated May 10, 2005. Pursuant to the Company’s aforementioned prospectus, the Company also issued to the public a further NIS 75 million par value of debentures (series C), under the same terms, together with options for an additional NIS 450 million par value of debentures (series C). In July 2006, the Company issued NIS 352 million par value of debentures (series C), by means of extending the series in accordance with a shelf offer report, which was published pursuant to a shelf prospectus from May 25, 2006 (as revised in January 2007 and in December 2007; the “2006 prospectus”). During 2005, 4.5 million options (series C) were exercised into NIS 448 million par value of debentures (series C).

(4)

Debentures (series D) were first issued in September 2006, at which time NIS 300 million par value of debentures (series D) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In November 2006, April 2007 and September 2007, the Company issued – by means of extending the series – NIS 750 million par value, NIS 400 million par value and NIS 300 million par value, respectively, of debentures (series D), in accordance with shelf offer reports, which were published pursuant to the 2006 prospectus. In February 2010, the Company issued – through a private offering to institutional investors – NIS 178 million par value of debentures (series D), by means of extending the series.

(5)

Debentures (series E) were first issued in July 2007, at which time NIS 500 million par value of debentures (series E) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In December 2009, the Company issued – by means of extending the series – NIS 74.1 million par value of debentures (series E), in accordance with a shelf offer report, which was published pursuant to a shelf prospectus from May 2008 (as revised in October 2008, “the 2008 prospectus”).

(6)

Debentures (series F) were first issued in December 2006, at which time NIS 650 million par value of debentures (series F) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In March 2007, September 2007 and January 2008, the Company issued – by means of extending the series – NIS 290 million par value, NIS 210 million par value and NIS 292.3 million par value, respectively, of debentures (series F), in accordance with shelf offer reports, which were published pursuant to the 2006 prospectus.

(7)

Debentures (series I) were first issued in January 2008, at which time NIS 590 million par value of debentures (series I) were issued in accordance with a shelf offer report from December 2007, which was published pursuant to the 2006 prospectus. In February 2008, the Company issued – by means of extending the series – a further NIS 140 million par value of debentures (series I), in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In May 2009 and December 2009, the Company issued – by means of extending the series – a further NIS 123.5 million par value and NIS 155.3 million par value, respectively, of debentures (series I), in accordance with shelf offer reports, which were published pursuant to the 2008 prospectus. In July 2010, the Company issued – by means of extending the series – NIS 431 million par value of debentures (series I), in accordance with a shelf offer report, which was published pursuant to the 2010 prospectus.

48

	Issue date	Par value as of issue date	Par value of debentures in circulation as of 31/12/11	Par value of debentures in circulation, plus linkage differences as of 31/12/11	Total accumulated interest to 31/12/11	Balance in the financial statements as of 31/12/11	Stock exchange value as of 31/12/11	Type of interest and rate thereof	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
		NIS in thousands		NIS in millions
Debentures .(series J)	(1)02/2009	604,802	604,802	662.7	10.9	669	804.5	Fixed 6.5%	10 equal installments, each of 1% of the principal, paid twice a year on March 31 in each of the years 2015 through 2019 and on September 30 in each of the years 2014 through 2018. The balance of the principal (90%) will be paid in one installment on September 30, 2019.	Paid twice a year on March 31 and September 30 of each of the years from 2010 through 2019.	The principal and the interest are linked to the increase in the consumer price index
Debentures (series K)	(2)09/2011	451,048	451,048	452.4	48.9	448	456.2	Fixed 5.35%	5 installments with the first installment in September 2018 at the rate of 10%, the second installment in September 2020 at the rate of 15%, the third, fourth and fifth installments in September of the years 2022-2024 each at the rate of 25%	Paid twice a year on March 31 and September 30 of each of the years from 2012 through 2024.	The principal and the interest are linked to the increase in the consumer price index

B.	Details concerning the trustees of the Company’s debentures (to the best of the Company’s knowledge):

	Trustee	Liaison for the Trustee	Address of Trustee	Fax	E-mail
Debentures (series A)	Clal Finance Trust Services 2007 Ltd.	Nava Tsili	37 Menahem Begin Road, Tel-Aviv	03-6274849	TsiliN@clal-fin.co.il

Debentures (series B)	Clal Finance Trust Services 2007 Ltd.	Nava Tsili	37 Menahem Begin Road, Tel-Aviv	03-6274849	TsiliN@clal-fin.co.il

Debentures (series C)	U-Bank Trust Company Ltd.	Sarit Domani	38 Rothschild Boulevard, Tel-Aviv	03-5645121	sdomani@u-bank.net

Debentures (series D)	Aurora Fidelity Trust Company Ltd.*	Iris Shlevin	12 Menahem Begin Street, Ramat Gan	03-6120675	ishlevin@aurorafidelity.com

Debentures (series E)	Hermetic Trust Services (1975) Ltd.	Dan Evnon	113 Hayarkon Street, Tel-Aviv	03-5271736	avnon@oao-law.co.il

Debentures (series F)	Mishmeret Trust Services Company Ltd.	Giora Lustig	48 Menahem Begin Road, Tel-Aviv	03-6374344	gluftig@zahav.net.il

Debentures (series I)	Reznik Paz Nevo Trustees Ltd.	Yosi Reznik	14 Yad Haharutzim Street, Tel-Aviv	03-6393316	yossi@rpn.co.il

Debentures (series J)	Strauss Lazar Trust Company (1992) Ltd.	Uri Lazar	17 Yitzhak Sadeh Street, Tel-Aviv	03-6237777	ori@slcpa.co.il

Debentures (series K)	Aurora Fidelity Trust Company Ltd.*	Iris Shlevin	12 Menahem Begin Street, Ramat Gan	03-6120675	ishlevin@aurorafidelity.com

*	In February 2012, Aurora Fidelity Trust Company Ltd. notified the Company regarding the termination of its trusteeship of the series D and series K debentures, in light of concern regarding a conflict of interests, since its parent company serves as the internal auditor of one of the Company’s subsidiaries. The Company is acting to appoint another trustee under Aurora and, until such time as such alternative trustee is appointed, Aurora will continue to serve as the trustee for the aforesaid debenture series.

(1)

Debentures (series J) were first issued in February 2009, at which time NIS 404 million par value of debentures (series J) and 2.02 million options (series 10), which are exercisable into NIS 202 million par value of debentures (series J), were issued in accordance with a shelf offer report, which was published pursuant to the 2008 prospectus. In the period from the first issuance date through December 20, 2009 (the last date for exercising the options (series 10)), 2.01 million options (series 10) were exercised into NIS 201 million par value of debentures (series J).

(2)	Debentures (series K) were first issued in September 2011, pursuant to a shelf prospectus, at which time NIS 451 million par value of debentures were issued.

49

C.	Presented below are details concerning the rating of the debentures in circulation:

	Issue date	S&P Maalot’s rating close to issue date	Midroog’s rating close to issue date	S&P Maalot’s rating at approval date of periodic report (*)	Midroog’s rating at approval date of periodic report (*)	Date and reference of immediate report concerning latest rating by S&P Maalot (**)	Date and reference of immediate report concerning latest rating by Midroog (**)
Debentures (series A)	May 2002	A+	—	A+/Stable	A1/Stable	19/5/2011 Reference: 2011-01-154470	2/8/2011 Reference: 2011-01-229296
Debentures (series B)	May 2004	AA-	Aa3	A+/Stable	A1/Stable	19/5/2011 Reference: 2011-01-154470	12/4/2010 Reference: 2010-01-445680
Debentures (series C)	April 2005	AA	Aa3	A+/Stable	A1/Stable	19/5/2011 Reference: 2011-01-154470	12/4/2010 Reference: 2010-01-445680
Debentures (series D)	September 2006	AA	Aa2	A+/Stable	A1/Stable	19/5/2011 Reference: 2011-01-154470	12/4/2010 Reference: 2010-01-445680
Debentures (series E)	July 2007	AA/Stable	Aa2	A+/Stable	A1/Stable	19/5/2011 Reference: 2011-01-154470	12/4/2010 Reference: 2010-01-445680
Debentures (series F)	December 2006	AA/Negative	Aa2	A+/Stable	A1/Stable	19/5/2011 Reference: 2011-01-154470	12/4/2010 Reference: 2010-01-445680
Debentures (series I)	January 2008	AA/Stable	Aa2	A+/Stable	A1/Stable	19/5/2011 Reference: 2011-01-154470	12/4/2010 Reference: 2010-01-445680
Debentures (series J)	February 2009	AA/Stable	Aa2	A+/Stable	A1/Stable	19/5/2011 Reference: 2011-01-154470	12/4/2010 Reference: 2010-01-445680
Debentures (series K)	September 2011	A+/Positive	Aa3	A+/Positive	A1/Stable	19/5/2011 Reference: 2011-01-154470	2/8/2011 Reference: 2011-01- 229296

(*)

Between the issue date of the debenture series and the date close to the approval of the Periodic Report, additional ratings have been set for the above series on the dates detailed in the table below (all the aforesaid interim ratings apply to all the debenture series that were in circulation on the rating date).

(**)	The information contained in the immediate reports detailed in this column is hereby presented by means of this reference.

S & P Maalot		Midroog
Date	Rating	Date	Rating
29/04/03	A+	25/10/04	Aa3
21/01/04	AA-	6/02/05	Aa3
10/05/04	AA-	14/04/05	Aa3
14/12/04	AA-	19/05/05	Aa3
3/02/05	AA-	21/11/05	Aa2
15/05/05	AA	17/05/06	Aa2
31/05/06	AA	11/06/06	Aa2
10/09/06	AA	10/09/06	Aa2
29/10/06	AA	21/11/06	Aa2 Developing
20/11/06	AA/Negative	13/12/06	Aa2 Developing
7/12/06	AA/Negative	28/02/07	Aa2 Stable
28/02/07	AA/Stable	10/07/07	Aa2 Stable
18/06/07	AA/Stable	20/12/07	Aa2 Stable
11/10/07	AA/Stable	7/01/08	Aa2 Stable
23/03/08	AA/Stable	23/03/08	Aa2 Stable
3/08/08	AA-/Stable	9/09/08	Aa3 Stable
12/02/09	AA-/Negative	15/02/09	Aa3 Stable
3/05/09	A+/Negative	9/07/09	A1 Negative
26/11/09	A+/Negative	29/11/09	A1 Negative
1/7/10	A+/Stable	12/4/10	A1 Stable
2/8/11	A+/Positive	19/5/11	Aa3 Stable

50

D.	As of December 31, 2011 and during 2011, the Company was in compliance with all the conditions and commitments of the trust deeds with respect to each and every one of the aforementioned debenture series of the Company. No conditions existed that required the Company to immediately redeem the above debentures pursuant to the aforesaid trust deeds, and no notices were received from any of the trustees contradicting the aforesaid.

E.	Collateral for debentures (series J)

The Company’s commitments pursuant to the debentures (series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in the Company’s immediate report from January 18, 2009 (reference no. 2009-01-016440) (the “preliminary report”) and in the shelf offer report from February 19, 2009 (reference no. 2009-01-040392) (the “shelf offer report”; the information contained in the preliminary report and in the shelf offer report is hereby presented by means of this reference). The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2011 is approximately NIS 1,089 million. The conditions specified in the trust deed of the debentures (series J) for the alteration, release, activation or cancellation of the above pledges are detailed in the preliminary report and in the shelf offer report. The aforementioned pledges are valid in accordance with the law and in accordance with the deeds of incorporation of the Company. The valuation of the pledged properties as of December 31, 2011 is attached as an Appendix to the Periodic Report.

For further details regarding the aforementioned pledged properties, as required pursuant to the guideline of the Israel Securities Authority regarding investment property activity that was issued in January 2011, refer to Appendix B to this report.

F.	The trust deeds, by virtue of which the debentures in circulation were issued, do not impose on the Company any restrictions regarding the creation of further pledges on the Company’s assets or regarding the Company’s powers to issue additional commitment certificates.

G.	The total of the Company’s commitments as of December 31, 2011 pursuant to each one of the series: debentures (series C), debentures (series D), debentures (series E), debentures (series F), debentures (series I) and debentures (series J), separately (as presented in the separate financial report of the Company), accounts for more than 5% of the Company’s total liabilities, and as such could be considered to be material.

H.	On September 5, 2011, by means of a shelf offer report, the Company closed a public offering of approximately NIS 451 million par value of series K debentures, raising net proceeds of approximately NIS 446 million. The debentures (series K) are linked (principal and interest) to the Israeli consumer price index, bear fixed annual interest at a rate of 5.35% (subject to the interest rate being raised should the debentures be downgraded in certain circumstances), which is paid twice a year on March 31 and September 30. These debentures are repayable in five installments, the first of which – at the rate of 10% of the principal – will fall due on September 30, 2018; the second installment – at the rate of 15% of the principal – will fall due on September 30, 2020 and the third, fourth and fifth installments – each at the rate of 25% of the principal – will fall due on September 30 of each of the years 2022-2024. The trustee for the debentures (series K) is Aurora Fidelity Trust Company Ltd. (for details of the notice received from the trustee of the debentures (series K) regarding termination of his service, refer to subsection (B) above). For details regarding the extension of debentures (series K) subsequent to the Reporting Date, refer to note 40.c of the financial statements.

51

I.	For details regarding the issuance of dentures (series D and series K) through extending the series, refer to note 40.c of the financial statements.

J.	On May 19, 2011, Midroog announced the upgrading of its rating of the various series of the Company’s debentures in circulation from a rating of A1 to a rating of Aa3 (Israeli scale) with a Stable outlook.

K.	On August 2, 2011, S&P Maalot announced its reconfirmation of the A+ rating (Israeli scale) on the various series of the Company’s debentures and that it was raising the outlook from Stable to Positive.

March 27, 2012
Date of Approval	Chaim Katzman	Aharon Soffer
of Directors’ Report	Chairman of the Board of Directors	President

52

Appendix A to the Directors’ Report

Linkage Bases Report

	As of December 31, 2011
	Linked to	In U.S.$	In C$	In EUR	In non-
	the consumer	or linked	or linked	or linked	CPI-	Other
	price index	thereto	thereto	thereto	linked NIS	currencies	Unlinked	Total
	NIS in millions
Monetary assets
Cash and cash equivalents	159	217	136	781	527	141	—	1,961
Deposits and short-term loans	—	467	188	33	116	3	—	807
Securities at fair value through profit or loss	—	—	—	—	—	—	97	97
Trade receivables, accrued income and other accounts receivable	1	106	72	90	548	139	107	1,063
Other long-term investments, loans and receivables	79	244	64	17	3	48	31	486
Available-for-sale securities	—	—	—	—	—	—	381	381
Financial derivatives	—	—	—	—	—	—	1,021	1,021
Deferred taxes	—	—	—	—	—	—	167	167

	239	1,034	460	921	1,194	331	1,804	5,983
Non-monetary assets [1]	—	15,223	22,953	9,118	2,594	5,330	5,531	60,749

Total assets	239	16,257	23,413	10,039	3,788	5,661	7,335	66,732

Monetary liabilities
Credit from banks and others	74	14	35	279	95	—	—	497
Trade payables and other accounts payables	262	229	476	290	690	115	183	2,245
Advances from customers and buyers of apartments	—	—	—	—	—	—	380	380
Liabilities attributable to assets held for sale	—	103	—	—	—	—	—	103
Debentures	[2]6,765	2,884	4,639	509	[3]2,055	248	—	17,100
Convertible debentures	10	—	1,056	135	—	—	—	1,201
Interest-bearing liabilities to financial institutions and others	840	5,238	6,676	6,076	5	3,308	(13)	22,130
Financial derivatives	—	—	—	—	—	—	378	378
Other financial liabilities	3	54	104	59	—	73	89	382
Employee benefit liabilities, net	—	2	—	—	6	—	—	8
Deferred taxes	—	—	—	—	—	—	2,924	2,924

Total liabilities	7,954	8,524	12,986	7,348	2,851	3,744	3,941	47,348

Assets, net of liabilities	(7,715)	7,733	10,427	2,691	937	1,917	3,394	19,384

[1]	Mainly investment property, investment property under development and fixed assets.
[2]	Of the total of NIS 6,765 million, the Company has cross-currency swap transactions on an amount of NIS 2,602 million.
[3]	Of the total of NIS 2,055 million, the Company has cross-currency swap transactions on an amount of NIS 1,845 million.

53

Linkage Bases Report

	As of December 31, 2010
	Linked to	In U.S.$	In C$	In EUR	In non-
	the consumer	or linked	or linked	or linked	CPI-	Other
	price index	thereto	thereto	thereto	linked NIS	currencies	Unlinked	Total
	NIS in millions
Monetary assets
Cash and cash equivalents	—	263	160	487	250	161	—	1,321
Deposits and short-term loans	1	19	70	63	100	1	—	254
Securities at fair value through profit or loss	—	—	—	—	—	—	58	58
Trade receivables, accrued income and other accounts receivable	155	94	49	68	71	134	91	662
Other long-term investments, loans and receivables	7	136	34	32	—	22	—	231
Available-for-sale securities	—	—	—	—	—	—	260	260
Financial derivatives	—	—	—	—	—	—	1,198	1,198
Deferred taxes	—	—	—	—	—	—	99	99

	163	512	313	650	421	318	1,706	4,083
Non-monetary assets [1]	—	11,753	17,311	11,648	2,441	4,486	828	48,467

Total assets	163	12,265	17,624	12,298	2,862	4,804	2,534	52,550

Monetary liabilities
Credit from banks and others	3	4	33	105	80	17	—	242
Trade payables and other accounts payables	119	186	438	196	382	79	149	1,549
Advances from customers and buyers of apartments	—	—	—	—	—	—	80	80
Liabilities attributable to assets held for sale	—	5	—	15	—	23	—	43
Debentures	[2] 6,187	2,713	3,960	733	[3]2,040	—	—	15,633
Convertible debentures	15	—	613	170	—	—	—	798
Interest-bearing liabilities to financial institutions and others	348	3,365	4,902	5,716	18	2,286	(11)	16,624
Financial derivatives	—	—	—	—	—	—	165	165
Other financial liabilities	2	60	76	47	—	29	—	214
Employee benefit liabilities, net	—	2	—	—	2	—	—	4
Deferred taxes	—	—	—	—	—	—	2,029	2,029

Total liabilities	6,674	6,335	10,022	6,982	2,522	2,434	2,412	37,381

Assets, net of liabilities	(6,511)	5,930	7,602	5,316	340	2,370	122	15,169

[1]	Mainly investment property, investment property under development and fixed assets.
[2]	Of the total of NIS 6,187 million, the Company has cross-currency swap transactions on an amount of NIS 2,537 million.
[3]	Of the total of NIS 2,040 million, the Company has cross-currency swap transactions on an amount of NIS 1,840 million.

54

Appendix B to the Directors’ Report

Additional Information regarding Currency Exposure

as of December 31, 2011

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar and the Canadian Dollar) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of December 31, 2011. The following table presents the assets and the liabilities appearing in the Company’s statement of financial position (in the original currency and in New Israeli Shekels1) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionately consolidated basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, with the aim of correlating, as far as possible, the composition of the equity to the composition of the assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	Total in NIS
Assets in original currency	3,336	2,181	2,393	3,007
Assets in NIS	3,336	8,334	11,816	11,245	34,731
% of total assets	10	24	34	32	100
Liabilities in original currency	8,764	1,304	1,391	1,813
Cross-currency swap transactions in original currency	(5,702)	253	462	496
Liabilities in original currency	3,062	1,557	1,853	2,309
Liabilities in NIS adjusted for swaps	3,062	5,949	9,150	8,635	26,796
% of total liabilities	12	22	34	32	100
Total equity in original currency	274	624	540	698
Total equity in NIS	274	2,385	2,666	2,610	7,935
% of total equity	3	30	34	33	100

[1]	According to exchange rates as of December 31, 2011.
[2]

The Company’s statement of financial position on a proportionately consolidated basis presented has not been drawn up in conformance with accounting principles but according to the Company’s holding percentages in each of the consolidated subsidiaries at the stated date.

55

Appendix C to the Directors’ Report

During 2011, the Company conducted a valuation of the Purchase Price Allocation (“PPA”) of ATR with respect to the acquisition of approximately 6.0 million additional shares of ATR, as described in note 9.g of the financial statements. As permitted by the accounting standard, the valuation is temporary provisional allocation of the purchase price and it may be updated during the coming year.

The Company has examined the requirement to attach the aforesaid valuation, in accordance with Regulation 8B of the Securities Regulations (Periodic and Immediate Reports), 1970 and pursuant to legal position 105-23 of the Israel Securities Authority. Based on this examination, the gain generated to the Company as a result of the valuation exceeded 10% of the net income attributable to equity holders of the Company for 2011. Nonetheless, as an additional test, the Company has applied the “Representative Income” test, namely the net income for four quarters, that is calculated as the average net income attributable to equity holders of the Company during the last 12 quarters (the “Representative Income”). According to this test, the gain generated to the Company as a result of the valuation is less than 10% but greater than 5% of the Representative Income. Based on the results of the quantitative examination and in the absence of other qualitative considerations, the Company is attaching a summary of the valuation, in accordance with Regulation 8B of the Securities Regulations (Periodic and Immediate Reports), 1970:

1.	Identification of the valuation subject	PPA for the purpose of determining the Company’s share in the value of ATR’s identifiable assets, net of its identifiable liabilities.

2.	Timing of the valuation	September 30, 2011.

3.	Value of the valuation subject in the Company’s books (consideration paid for the shares)	EUR 20.8 million (approximately NIS 103 million).

4.	Value of the valuation subject determined by the valuation	EUR 36.5 million (approximately NIS 180 million).

5.	Identity of the appraiser and its characterization – BDO Ziv Haft

Ziv Haft Consulting & Management Ltd. (“Ziv Haft”). Ziv Haft is part of the worldwide BDO network and provides consulting and management services on a wide range of topics to companies engaged in various fields. Ziv Haft has a wealth of experience in the field of appraisal, economic and accounting due diligence, and valuations of goodwill and intangible assets.

There is no dependence between the appraiser and the Company.

6.	The valuation methodology adopted by the appraiser	International Financial Reporting Standards No. 3, “Business Combinations” and IAS 31, “Rights in Joint Ventures.

7.	The valuation model adopted by the appraiser	• Discounted cash flows (DCF) for long-term receivables. • External valuation of loans and debentures.

8.	The main assumptions according to which the valuation was carried out

•      Discount rate of 10%-12% for long-term receivables.

•      Discount rate of 4.3% for loans and 5.8% for debentures, in accordance with the external valuation.

•      Investment property, property under development and land are presented at their value in the financial statements (represents their fair value).

9.	Bargain purchase gain at the time of acquisition	EUR 15.7 million (approximately NIS 77 million).

56

Appendix D – Details Regarding Properties Pledged to Secure the Company’s Debentures (Series J)

1.	G Cinema

A.	Presentation of the property

Details as of 31.12.2011
Name of property	G Cinema
Location of property	Rishon Lezion
Area of property (Sq. meters)	20,240
Property’s holding structure	The Company holds 75% of Gazit Development, which holds 100% of the property through wholly owned subsidiaries
Corporation’s effective share in property	75%
Names of partners in the property	Ronen Ashkenazi Holdings Ltd.
Date of acquiring the property	02/08/2006
Details of legal title to the property	Ownership
Legal title registration situation	Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust Company to secure the Company’s commitments with respect to debentures (series J). Caveats – None
Special matters	The property began producing income in March 2010
Financial statements presentation method	Consolidation

B.	Principal data

Data on 100% basis. Corporation’s share – 75%	2011	2010	2009		At property acquisition date
Fair value at end of period (NIS in 000’s): Income-producing portion Building rights	437,000 —	379,300 4,000	253,000 4,000	Acquisition and construction cost (NIS in 000’s)	276,000
Average occupancy rate (%)	100%	97%	N/R	Land acquisition	02/08/2006
Actual areas leased (sq. meters)	20,240	20,282	N/R	Activation date	22/03/2010
Total revenues (NIS in 000’s)	38,610	25,678	N/R
Average annual rental per sq. meter (NIS)	1,358	1,220	N/R
Average annual rental per sq. meter in leases signed in the period (NIS)	—	1,585	N/R
Actual NOI (NIS in 000’s)	30,758	19,015	N/R
Adjusted NOI (NIS in 000’s)	31,370	28,507	N/R
Actual rate of return	7.0%	6.7%	N/R
Adjusted rate of return	7.2%	7.5%	N/R
No. of tenants at end of reporting year	76	74	N/R
Average annual proceeds per sq. meter* (NIS)	30,012	24,445	N/R

*	This item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. The report for the opening month for each of the stores is eliminated from the average as the stores opened at different stages during the month. Does not include proceeds of units without a floor area, such as stalls.

57

C.	Analysis of revenues and costs structure

Data on 100% basis. Corporation’s share – 75%	2011	2010*
	(NIS in 000’s)
Revenues:
From rentals – Fixed	27,487	17,988
From rentals – Variable	2,737	1,967
From management fees	7,903	5,448
From parking lot operation	—	160
Other	483	115
Total revenues	38,610	25,678
Costs:
Management, maintenance and operation	7,842	6,526
Other expenses	10	137
Total costs:	7,852	6,663
Profit:	30,758	19,015
NOI:	30,758	19,015

Represents 9 months’ activity.

D.	Principal tenants of the property

	% of property area leased to tenant in 2010	Does tenant constitute an anchor tenant?	Does tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Description of lease agreement
					Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees	Special dependency
Tenant A	45%	Yes	Yes	Enter-tainment	12 years (approx. 10 years left)	12	CPI	Approx. NIS 2.3 million	None
Tenant B	10%	Yes	No	Leisure	4 years (approx. 2 years left)	6	CPI	None	None
Tenant C	8%	Yes	No	Clothing	5 years (approx. 3 years left)	5	CPI	Approx. NIS 0.9 million	None

E.	Anticipated revenues with respect to signed leases (assuming that tenants’ option period is not exercised)

	2012	2013	2014	2015	2016 and thereafter
	NIS in 000’s
Fixed components	24,183	18,666	13,464	6,472	31,670
Variable components (estimate)	3,076	2,937	2,864	2,338	12,632
Total	27,259	21,603	16,328	8,810	44,302

58

F.	Pledges and material legal restrictions on property

For details regarding debentures (series J), for which the property serves as collateral for their security, refer to section 6.E above.

G.	Details regarding the valuation

	Data on 100% basis. Corporation’s share – 75%	31/12/2011	31/12/2010	31/12/2009
	The determined value (NIS in 000’s)	437,000	383,300	257,000
	Identity of appraiser	Conforti Raviv Zisser	Dovrat Olpiner	Dovrat Olpiner
	Is the appraiser independent?	Yes	Yes	Yes
	Is there an indemnification agreement?	Yes	Yes	Yes
	Effective date of valuation	31/12/2011	31/12/2010	31/12/2009
	Valuation model (comparison/income/cost/ other	Income (DCF)	Income (infinite capitalization)	Income (infinite capitalization)
Main parameters taken into consideration for the purpose of the valuation:
Valuation according to the DCF (income) approach	G.L.A. (Sq. meters)	20,240	20,282	19,871
	Occupancy rate in year +1 (%)	100%	N/R	N/R
	Occupancy rate in year +2 (%)	100%	N/R	N/R
	Representative occupancy rate of G.L.A. *	N/R	100%	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation	1,550	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation	1,554	N/R	N/R
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	1,454	1,235
	Representative cash flows/NOI (NIS in 000’s)	31,462	28,694	23,541
	Weighted rate of return for the purpose of the valuation (%)	N/R	7.73%	8.24%
	Weighted cap rate for the purpose of the valuation (%)	7.20%	N/R	N/R
	Time until notional realization	2	N/R	N/R
	Factor/rate of return at time of notional realization (reversionary rate)	7.20%	N/R	N/R
	Other main parameters	—	NIS 4.0 million added for value of property’s remaining building rights. NIS 2.3 million deducted for cost of parking arrangement and management deficit	Balance of completion costs grossed up, including initiation gain amounting to NIS 28.8 million

59

Sensitivity analyses on the value		Change in value (NIS in 000’s)
Occupancy rates	Rise of 5% (or to 100% occupancy)	Property 100% occupied	Property 100% occupied	1,000
	Fall of 5%	(1,600)	(1,700)	(1,000)
Cap rates	Rise of 0.25%	(14,655)	(11,900)	(8,400)
	Fall of 0.25%	15,720	12,700	8,900
Average rental per Sq. meter	Rise of 5%	21,850	19,100	14,900
	Fall of 5%	(21,850)	(19,100)	(14,900)

*	Represents the ratio of marketed areas to the overall area.

2.	G TWO

A.	Presentation of the property

Details as of 31.12.2011
Name of property	G TWO
Location of property	Rishon Lezion
Area of property (Sq. meters)	21,057
Property’s holding structure	The Company holds 75% of Gazit Development, which holds 100% of the property through wholly owned subsidiaries
Corporation’s effective share in property	75%
Names of partners in the property	Ronen Ashkenazi Holdings Ltd.
Date of acquiring the property	G TWO – 02/08/2006 Adjacent land reserve – 12/12/2007
Details of legal title to the property	Ownership
Legal title registration situation	Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust Company to secure the Company’s commitments with respect to debentures (series J). Caveats – None
Special matters	Amalgamation and division – The Company is dealing with the planning processes required to amalgamate the two parcels into a separately registered parcel, though this is not reflected on the land registration extract from the Lands Registry Office
Financial statements presentation method	Consolidation

60

B.	Principal data

Data on 100% basis. Corporation’s share – 75%	2011	2010	2009		At property acquisition date
Fair value at end of period (NIS in 000’s): Income-producing portion Land reserve and building rights	258,900 45,000	229,000 47,800	219,000 42,600	Acquisition cost (NIS in 000’s)	185,000
Average occupancy rate (%)	100%	100%	100%	Acquisition date	G TWO – 02/08/2006– Adjacent land reserve – 12/12/2007
Actual areas leased (sq. meters)	21,057	20,795	20,715
Total revenues (NIS in 000’s)	21,022	19,510	16,053
Average annual rental per sq. meter (NIS)	841	804	798
Average annual rental per sq. meter in leases signed in the period (NIS)	—	1,467	—
NOI (NIS in 000’s)	18,953	17,298	14,130
Adjusted NOI (NIS in 000’s)	19,286	17,471	17,186
Actual rate of return	7.3%	7.6%	7.7%
Adjusted rate of return	7.4%	7.6%	7.8%
No. of tenants at end of reporting year	24	24	24
Average annual proceeds per sq. meter (NIS)	15,852	14,980	14,836

*	This item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. The report for the opening month for each of the stores is eliminated from the average as the stores opened at different stages during the month. Does not include proceeds of units without a floor area, such as stalls.

C.	Analysis of revenues and costs structure

Data on 100% basis. Corporation’s share – 75%	2011	2010	2009
	(NIS in 000’s)
Revenues:
From rentals – Fixed	17,705	16,709	13,514
From rentals – Variable	326	246	201
From management fees	2,357	2,235	1,891
Other	634	320	447
Total revenues	21,022	19,510	16,053
Costs:
Management, maintenance and operation	2,052	2,171	1,924
Other expenses	17	41	—
Total costs:	2,069	2,212	1,924
Profit:	18,953	17,298	14,130
NOI:	18,953	17,298	14,130

61

D.	Principal tenants of the property

	% of property area leased to tenant in 2010	Does tenant constitute an anchor tenant?	Does tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Description of lease agreement
					Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees	Special dependency
Tenant A	13%	Yes	No	Home	10 years (approx. 5 years left)	14	CPI	Approx. NIS 0.5 million	None
Tenant B	8%	Yes	No	Super-market	6 years (approx. 2 years left)	12	CPI	Approx. NIS 0.2 million	None
Tenant C	20%	Yes	No	Super-market	10 years (approx. 5 years left)	14	CPI	None	None
Tenant D	21%	Yes	No	Leisure	5 years (approx. 3 years left)	10	CPI	Approx. 0.8 million and personal guarantee	None

E.	Anticipated revenues with respect to signed leases (assuming that tenants’ option period is not exercised)

	2012	2013	2014	2015	2016 and thereafter
	NIS in 000’s
Fixed components	16,450	14,179	10,952	5,827	7,171
Variable components (estimate)	870	809	700	209	235
Total	17,320	14,988	11,652	6,036	7,406

F.	Pledges and material legal restrictions on property

For details regarding debentures (series J), for which the property serves as collateral for their security, refer to section 6.E above.

62

G.	Details regarding the valuation

Data on 100% basis. Corporation’s share – 75%		2011	2010	2009
The determined value (NIS in 000’s)		303,900	276,800	261,600
Identity of appraiser		Conforti Raviv Zisser	Dovrat Olpiner	Dovrat Olpiner
Is the appraiser independent?		Yes	Yes	Yes
Is there an indemnification agreement?		Yes	Yes	Yes
Effective date of valuation		31/12/2011	31/12/2010	31/12/2009
Valuation model (comparison/income/cost/ other		Income (DCF)	Income (infinite capitalization)	Income (infinite capitalization)
Main parameters taken into consideration for the purpose of the valuation:
Valuation according to the DCF (income) approach	G.L.A. (Sq. meters)	21,057	20,795	20,715
	Occupancy rate in year +1 (%)	100%	N/R	N/R
	Occupancy rate in year +2 (%)	100%	N/R	N/R
	Occupancy rate in year +3 (%)	100%	N/R	N/R
	Representative occupancy rate of G.L.A. *	N/R	100%	100%
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation	887	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation	888	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation	890	N/R	N/R
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	839	823
	Representative cash flows/NOI (NIS in 000’s)	19,294	17,602	17,236
	Weighted rate of return for the purpose of the valuation (%)	N/R	7.70%	7.87%
	Weighted cap rate for the purpose of the valuation (%)	7.45%	N/R	N/R
	Time until notional realization	3	N/R	N/R
	Factor/rate of return at time of notional realization (reversionary rate)	7.45%	N/R	N/R
	Other main parameters	Includes NIS 45.0 million for land reserve	Includes NIS 46.9 million for land reserve and building rights	Includes NIS 42.6 million for land reserve and building rights
Sensitivity analyses on the value		Change in value (NIS in 000’s)
Occupancy rates	Rise of 5%	Property 100% occupied	Property 100% occupied	Property 100% occupied
	Fall of 5%	(1,000)	(1,000)	(1,000)
Cap rates	Rise of 0.25%	(8,329)	(7,200)	(6,700)
	Fall of 0.25%	9,072	7,700	7,200
Average rental per Sq. meter	Rise of 5%	12,580	11,300	10,800
	Fall of 5%	(12,580)	(11,300)	(10,800)

*	Represents the ratio of marketed areas to the overall area.

63

3.	G ONE

A.	Presentation of the property

Details as of 31.12.2011
Name of property	G ONE
Location of property	Rishon Lezion
Area of property (Sq. meters)	23,991
Property’s holding structure	The Company holds 75% of Gazit Development, which holds 100% of the property through wholly owned subsidiaries
Corporation’s effective share in property	75%
Names of partners in the property	Ronen Ashkenazi Holdings Ltd.
Date of acquiring the property	02/08/2006
Details of legal title to the property	Ownership
Legal title registration situation

Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust Company to secure the Company’s commitments with respect to debentures (series J)

Caveats:

• In favor of Rishon Lezion Municipality with respect to expropriation of strip for road widening

• In favor of Rishon Lezion Municipality with respect to an undertaking to pay betterment levy, should the rights to which the levy relates be exercised

• In favor of Rishon Lezion Municipality on strip of land of 260 Sq. meters (expropriation area)

Special matters	On 18.2.2007, building permit no. 200700095 was granted which permits the exceptional use (commercial instead of industrial) of the whole structure (Stages A, B and C), with an overall area of 15,343.31 Sq. meters and storage areas totaling 2,600.89 Sq. meters. The exceptional use ends on 31.12.2015
Financial statements presentation method	Consolidation

B.	Principal data

Data on 100% basis. Corporation’s share – 75%	2011	2010	2009		At property acquisition date
Fair value at end of period (NIS in 000’s) Income-producing portion Building rights	282,000 16,000	259,200 23,200	250,250 9,750	Acquisition cost (NIS in 000’s)	197,000
Average occupancy rate (%)	100%	99%	98%	Acquisition date	02/08/2006
Actual areas leased (sq. meters)	23,991	23,981	23,903
Total revenues (NIS in 000’s)	22,023	19,916	19,388
Average annual rental per sq. meter (NIS)	797	727	715
Average annual rental per sq. meter in leases signed in the period (NIS)	—	1,112	679
NOI (NIS in 000’s)	20,125	18,354	17,755
Adjusted NOI (NIS in 000’s)	20,849	19,382	18,613
Actual rate of return	7.1%	7.1%	7.1%
Adjusted rate of return	7.4%	7.5%	7.4%
No. of tenants at end of reporting year	25	25	23
Average annual proceeds per sq. meter (NIS)	11,097	11,442	11,296

*	This item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. The report for the opening month for each of the stores is eliminated from the average as the stores opened at different stages during the month. Does not include proceeds of units without a floor area, such as stalls.

64

C.	Analysis of revenues and costs structure

Data on 100% basis.	2011	2010	2009
Corporation’s share – 75%	(NIS in 000’s)
Revenues:
From rentals—Fixed	19,073	17,314	16,726
From rentals—Variable	21	—	—
From management fees	2,310	2,000	1,945
Other	619	602	717
Total revenues	22,023	19,916	19,388
Costs:
Management, maintenance and operation	1,881	1,526	1,633
Other expenses	17	36	—
Total costs:	1,898	1,562	1,633
Profit:	20,125	18,354	17,755
NOI:	20,125	18,354	17,755

D.	Principal tenants of the property

	% of property area leased to tenant in 2010	Does tenant constitute an anchor tenant?	Does tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Description of lease agreement
					Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees (if any)	Special dependency
Tenant A	44%	Yes	Yes	Super- market	14 years (approx.. 4 years left)	10	CPI	None	None
Tenant B	21%	Yes	Yes	Home	15 years (approx.. 3 years left)	5	CPI	Approx. NIS 1.1 million	None

E.	Anticipated revenues with respect to signed leases (assuming that tenants’ option period is not exercised)

	2012	2013	2014	2015	2016 and thereafter
	NIS in 000’s
Fixed components	18,268	16,730	14,362	7,066	205
Variable components (estimate)	870	832	718	343	10
Total	19,138	17,562	15,080	7,408	215

F.	Pledges and material legal restrictions on property

For details regarding debentures (series J), for which the property serves as collateral for their security, refer to section 6.E above.

65

G.	Details regarding the valuation

	Data on 100% basis. Corporation’s share – 75%	2011	2010	2009
	The determined value (NIS in 000’s)	298,000	282,400	260,000
	Identity of appraiser	Conforti Raviv Zisser	Dovrat Olpiner	Dovrat Olpiner
	Is the appraiser independent?	Yes	Yes	Yes
	Is there an indemnification agreement?	Yes	Yes	Yes
	Effective date of valuation	31/12/2011	31/12/2010	31/12/2009
	Valuation model (comparison/income/cost/ other	Income (DCF)	Income (infinite capitalization)	Income (infinite capitalization)
	Main parameters taken into consideration for the purpose of the valuation:
Valuation according to the DCF (income) approach	G.L.A. (Sq. meters)	23,991	23,981	23,928
	Occupancy rate in year +1 (%)	100%	N/R	N/R
	Occupancy rate in year +2 (%)	100%	N/R	N/R
	Occupancy rate in year +3 (%)	100%	N/R	N/R
	Occupancy rate in year +4 (%)	100%	N/R	N/R
	Representative occupancy rate of G.L.A. *	N/R	100%	100%
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation	811	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation	825	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation	843	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +4 for the purpose of the valuation	843	N/R	N/R
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	803	783
	Representative cash flows/NOI (NIS in 000’s)	21,083	19,697	19,193
	Weighted rate of return for the purpose of the valuation (%)	N/R	7.60%	7.66%
	Weighted cap rate for the purpose of the valuation (%)	7.48%	N/R	N/R
	Time until notional realization	4	N/R	N/R
	Factor/rate of return at time of notional realization (reversionary rate)	7.45%	N/R	N/R
	Other main parameters	NIS 18 million added for value of additional rights in the property. NIS 2 million deducted for betterment levy	NIS 28.4 million added for value of additional rights in the property. NIS 5.2 million deducted for betterment levy and renovation	NIS 21.0 million added for value of additional rights in the property. NIS 11.25 million deducted for betterment levy and renovation

66

Sensitivity analyses on the value		Change in value (NIS in 000’s)
Occupancy rates	Rise of 5%	Property 100% occupied	Property 100% occupied	Property 100% occupied
	Fall of 5%	(1,100)	(1,500)	(1,300)
Cap rates	Rise of 0.25%	(9,257)	(8,300)	(7,900)
	Fall of 0.25%	9,604	8,800	8,400
Average rental per Sq. meter	Rise of 5%	13,525	12,700	12,200
	Fall of 5%	(13,525)	(12,700)	(12,200)

*	Represents the ratio of marketed areas to the overall area.

67

Appendix E to the Directors’ Report

Sensitivity Analysis Tables

Presented below is a report on the currency, interest and derivative exposures in accordance with the Securities Regulations.

The Group has an economic and accounting exposure due to its operations on various overseas markets. The Group operates in accordance with a broad spectrum of considerations and circumstances to bridge the gaps on its linkage bases reports in foreign currency, by the use of derivative financial instruments (interest swaps and options).

Sensitivity and fair value calculations for the transactions have been done with the aid of a professional, outside body.

Sensitivity calculations have been performed on the following items:

Firm commitments – The Group has income-producing properties, the income from which is in foreign currency. The long-term leases fall within the definition of firm commitments in foreign currency and are thus sensitive to changes in exchange rates and discount rates.

Securities – The Group holds securities in various currencies. The value of these holdings of securities is sensitive to changes in exchange rates. The fair value is presented on the basis of market prices at the end of the relevant period.

Mortgages – The Group has mortgages in various currencies, whose fair value is sensitive to changes in exchange rates and market interest rates. The fair value is calculated by means of discounting the anticipated payments stream using the appropriate interest rates at the end of the mortgage period in these markets. In light of the fact that the Company’s foreign currency-denominated assets exceed its foreign currency-denominated liabilities, the exposure to a change in the fair value of mortgages is counteracted by the change in the fair value of the assets.

Debentures – The Group has debentures in various currencies, whose fair value is sensitive to changes in exchange rates and market interest rates. In light of the fact that the Company’s foreign currency-denominated assets exceed its foreign currency-denominated liabilities, the exposure to a change in the fair value of debentures is counteracted by the change in the fair value of the assets.

Swap transactions – The Group conducts two main types of swap transactions:

1.	Interest basis swap transactions (replacing variable interest with fixed interest or vice versa). The Group reduces its interest exposure by taking fixed interest bearing debt, with this being based on the expectation of the anticipated cash flows from long-term leases.

2.	Interest basis and principal swap transactions (replacing the liability currency and the type of interest accordingly). This type of swap transaction is performed in order to protect the linked bases reports and to maintain the currency correlation between assets and liabilities.

The calculation of the fair value for swap transactions is done by discounting the cash flows (both the outflows and the inflows) at the relevant market interest rates at the end of the period.

68

Presented below is information regarding linkage basis swap transactions, interest swap transactions, forward contracts and call options:

		Balance of transaction amount (NIS in millions)				Remaining average	Fair Value (NIS in millions)
Type of Transaction	Transaction currency	31.12.11	31.12.10	Interest Receivable	Interest Payable	term	31.12.11	31.12.10
Linkage basis swap
	EUR-NIS	661	661	Index-linked 4.40%-5.10%	Fixed 5.10%-5.41%	5.7	160	185
		270	280	Index-linked 4.95%-5.59%	Variable E + 1.35%-1.85%	5.8	140	141
		440	550	Nominal 6.0%-6.83%	Fixed 3.98%-5.06%	2.8	66	104

	U.S.$-NIS	50	50	Index-linked 4.57%	Fixed 5.97%	3.5	19	22
		475	475	Index-linked 4.75%	Variable L + 1.16%-1.17%	6.8	275	262
		320	400	Nominal 6%-7.7%	Fixed 4.59%-6.33%	2.8	21	55
		150	150	TALBOR + 0.7%	Fixed 3.53%	5.3	12	30

	C$-NIS	384	395	Index-linked 4.60%-4.95%	Fixed 5.51%-6.07%	6.0	96	121
		335	350	Index-linked 4.40%-4.95%	Variable L + 0.94%-1.35%	5.6	155	154
		160	200	Nominal 6.4%	Variable L + 1.08%	2.8	11	21
		152	190	Nominal 6.0%	Fixed 2.95%-3.15%	2.8	20	35
		100	100	TALBOR + 0.7%	Fixed 3.37%	5.3	7	18
		250	250	TALBOR + 0.7%	Variable L + 1.04%	5.3	30	39

	SEK-EUR	—	190	EURIBOR	3.56%-4.0%	—	—	(8)

Fixed/variable interest swap
	U.S.$	191	177	Variable	Fixed	3.2	(9)	(3)
	C$	37	36	Variable	Fixed	6.4	(6)	(3)
	EUR	3,445	2,698	Variable	Fixed	5.7	(224)	(135)
	EUR	—	711	Variable	Fixed	—	—	(9)
	SEK	2,414	1,718	Variable	Fixed	4.8	(122)	7

Forward contracts
	Various currencies	1,326	1,367			Up to a year	3	(3)

Call options
	U.S.$-NIS	500	—			1.5	4	—
	Canadian government debentures	280	—			0.1	(15)	—

							643	1,033

69

Sensitivity Analyses – December 31, 2011

Sensitivity analysis for the variable parameters in the linkage balance sheet

	As of December 31, 2011 (NIS in millions)
	-10%	-5%	Carrying Value	5%	10%
Assets
Cash and cash equivalents	1,818	1,889	1,961	2,033	2,104
Deposits and short-term loans	738	772	807	842	876
Securities at fair value through profit or loss	97	97	97	97	97
Trade receivables, accrued income and other accounts receivable	1,022	1,043	1,063	1,083	1,104
Long-term investments, loans and receivables	441	463	486	509	531
Available-for-sale securities	381	381	381	381	381
Financial derivatives	1,021	1,021	1,021	1,021	1,021
Deferred taxes	167	167	167	167	167

Total monetary items	5,685	5,834	5,983	6,132	6,282
Non-monetary assets	55,487	58,118	60,749	63,380	66,011

Total assets	61,171	63,952	66,732	69,512	72,293

Liabilities
Credit from banks and others	457	477	497	517	537
Trade payables and other accounts payables	2,108	2,176	2,245	2,314	2,382
Advances from customers and buyers of apartments	380	380	380	380	380
Liabilities attributable to assets held for sale	93	98	103	108	113
Debentures	15,596	16,348	17,100	17,852	18,605
Convertible debentures	1,081	1,141	1,201	1,261	1,321
Interest-bearing liabilities to financial institutions and others	19,916	21,023	22,130	23,237	24,344
Financial derivatives	378	378	378	378	378
Other financial liabilities	353	367	382	397	411
Employee benefit liabilities, net	8	8	8	8	8
Deferred taxes	2,924	2,924	2,924	2,924	2,924

Total liabilities	43,292	45,320	47,348	49,376	51,404
Equity attributable to equity holders of the Company	7,136	7,136	7,136	7,136	7,136
Non-controlling interests	12,248	12,248	12,248	12,248	12,248

Total liabilities and equity	62,676	64,704	66,732	68,760	70,788

70

Sensitivity to changes in U.S.$/NIS exchange rate (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	(4,499)	(2,250)	19,425	2,250	4,499
Swap transaction – fixed NIS receivable/variable U.S.$ payable to 3/2021	(41,809)	(20,905)	274,423	20,905	41,809
Swap transaction – variable NIS receivable/fixed U.S.$ payable to 12/2017	(14,070)	(6,970)	12,299	6,970	13,940
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 12/2016	(33,897)	(16,879)	21,391	16,440	32,833
Listed NIS debentures – U.S.$ linked	(28,145)	(14,073)	(281,451)	14,073	28,145
Revolving credit	(110,480)	(55,240)	(1,104,801)	55,240	110,480
Loans	(40,690)	(20,345)	(406,899)	20,345	40,690
Interest basis swap transactions – variable for fixed	(818)	(409)	(8,180)	409	818
Mortgages	(367,874)	(183,937)	(3,678,739)	183,937	367,874
Debentures	(277,366)	(138,683)	(2,773,664)	138,683	277,366
Forward contracts	554	277	5,535	(277)	(554)
Firm commitments (rental income)	502,161	251,081	5,021,612	(251,081)	(502,161)
Call options in foreign currency	(2,486)	(1,600)	3,568	1,656	5,213
Total	(419,421)	(209,932)	(2,895,480)	209,550	420,953

71

Sensitivity to changes in EUR/NIS exchange rate (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Swap transaction – fixed NIS receivable/variable EUR payable to 6/2018	(8,139)	(4,069)	39,837	4,069	8,139
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	(42,668)	(21,334)	161,986	21,334	42,668
Swap transaction – fixed NIS receivable/variable EUR payable to 3/2021	(17,283)	(8,641)	99,895	8,641	17,283
Swap transaction – fixed NIS receivable/fixed EUR payable to 12/2016	(41,456)	(20,716)	65,783	20,716	41,432
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	(30,809)	(15,216)	(2,329)	14,917	29,830
Interest basis swap transactions – variable for fixed	(20,574)	(10,287)	(205,743)	10,287	20,574
Listed debentures at variable interest	(13,300)	(6,650)	(133,004)	6,650	13,300
Debentures	(31,401)	(15,701)	(314,014)	15,701	31,401
Revolving credit	(188,758)	(94,379)	(1,887,578)	94,379	188,758
Forward contracts	(27,150)	(13,575)	651	13,575	27,150
Listed securities	(24,201)	(12,101)	(242,013)	12,101	24,201
Loans	(794,980)	(397,490)	(7,949,805)	397,490	794,980
Mortgages at variable interest	(60,079)	(30,040)	(600,790)	30,040	60,079
Firm commitments (rental income)	477,531	238,766	4,775,311	(238,766)	(477,531)
Total	(823,268)	(411,433)	(6,191,813)	411,134	822,265

Sensitivity to changes in SEK (Swedish Krona)/NIS exchange rate (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Interest basis swap transactions – variable for fixed	(12,202)	(6,101)	(122,017)	6,101	12,202
Total	(12,202)	(6,101)	(122,017)	6,101	12,202

72

Sensitivity to changes in C$/NIS exchange rate (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	(11,331)	(5,665)	16,997	5,665	11,331
Swap transaction – fixed NIS receivable/variable C$ payable to 6/2018	(12,887)	(6,443)	50,708	6,443	12,887
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	(32,845)	(16,422)	79,354	16,422	32,845
Swap transaction – fixed NIS receivable/variable C$ payable to 3/2021	(18,100)	(9,050)	103,724	9,050	18,100
Swap transaction – variable NIS receivable/variable C$ payable to 12/2017	(22,559)	(11,166)	29,499	11,166	22,332
Swap transaction – variable NIS receivable/fixed C$ payable to 12/2017	(9,723)	(4,774)	7,346	4,772	9,545
Swap transaction – fixed NIS receivable/variable C$ payable to 12/2016	(16,788)	(8,301)	11,105	8,201	16,381
Swap transaction – fixed NIS receivable/fixed C$ payable to 12/2016	(14,587)	(7,276)	19,778	7,276	14,553
Securities and other assets	1,265	633	12,652	(633)	(1,265)
Revolving credit	(124,801)	(62,401)	(1,248,015)	62,401	124,801
Forward contracts	(52,227)	(26,114)	(3,345)	26,114	52,227
Forward contracts – debentures	(1,495)	(748)	(14,951)	748	1,495
Mortgages	(616,851)	(308,426)	(6,168,511)	308,426	616,851
Firm commitments (rental income)	682,614	341,307	6,826,144	(341,307)	(682,614)
Interest basis swap transactions – variable for fixed	(577)	(289)	(5,773)	289	577
Debentures at fixed interest	(491,006)	(245,503)	(4,910,061)	245,503	491,006
Convertible debentures	(118,927)	(59,464)	(1,189,270)	59,464	118,927
Total	(860,826)	(430,102)	(6,382,619)	430,000	859,979

73

Sensitivity to changes in Israeli consumer price index (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	13,030	6,515	16,997	(6,515)	(13,030)
Swap transaction – fixed NIS receivable/variable C$ payable to 6/2018	17,958	8,979	50,708	(8,979)	(17,958)
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	40,780	20,390	79,354	(20,390)	(40,780)
Swap transaction – fixed NIS receivable/variable C$ payable to 3/2021	28,472	14,236	103,724	(14,236)	(28,472)
Swap transaction – fixed NIS receivable/variable EUR payable to 6/2018	12,123	6,061	39,837	(6,061)	(12,123)
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	58,867	29,433	161,986	(29,433)	(58,867)
Swap transaction – fixed NIS receivable/variable EUR payable to 3/2021	27,273	13,636	99,895	(13,636)	(27,273)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	6,442	3,221	19,425	(3,221)	(6,442)
Swap transaction – fixed NIS receivable/variable U.S.$ payable to 3/2021	69,252	34,626	274,423	(34,626)	(69,252)
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	29,597	14,800	(2,329)	(15,111)	(30,632)
Debentures	(717,745)	(358,872)	(7,177,446)	337,377	663,300
Convertible debentures	(1,028)	(514)	(10,278)	514	1,028
Firm commitments (rental income)	41,150	20,575	411,496	(20,575)	(41,150)
Mortgages	(34,654)	(17,327)	(346,536)	17,327	34,654
Total	(408,484)	(204,240)	(6,278,744)	182,433	353,004

74

Sensitivity to changes in real NIS interest (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	(73)	(36)	19,425	36	73
Swap transaction – fixed NIS receivable/variable U.S.$ payable to 3/2021	(7,839)	(3,935)	274,423	3,967	7,965
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	(528)	(264)	16,997	265	532
Swap transaction – fixed NIS receivable/variable C$ payable to 6/2018	(727)	(364)	50,708	366	733
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	(4,603)	(2,311)	79,354	2,329	4,677
Swap transaction – fixed NIS receivable/variable C$ payable to 3/2021	(3,272)	(1,643)	103,724	1,656	3,325
Swap transaction – fixed NIS receivable/variable EUR payable to 6/2018	(491)	(246)	39,837	247	495
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	(6,676)	(3,351)	161,986	3,378	6,783
Swap transaction – fixed NIS receivable/variable EUR payable to 3/2021	(2,999)	(1,505)	99,895	1,517	3,046
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	(1,228)	(613)	(2,329)	615	1,232
Mortgages	3,736	1,875	(346,536)	(1,890)	(3,794)
Firm commitments (rental income)	(7,575)	(3,823)	411,496	3,897	7,870
CPI-linked listed debentures	155,670	78,507	(7,062,313)	(79,881)	(161,169)
CPI-linked private debentures	439	220	(115,132)	(221)	(444)
CPI-linked convertible debentures	10	5	(10,728)	(5)	(10)
Total	123,845	62,514	(6,278,744)	(63,724)	(128,686)

75

	Changes in the fair value			Changes in the fair value
Absolute change	2%	1%	Fair value	-1%	-2%
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	(2,700)	(1,374)	19,425	1,423	2,897
Swap transaction – fixed NIS receivable/variable U.S.$ payable to 3/2021	(88,171)	(46,012)	274,423	50,275	105,270
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	(9,511)	(4,897)	16,997	5,204	10,737
Swap transaction – fixed NIS receivable/variable C$ payable to 6/2018	(13,107)	(6,749)	50,708	7,171	14,798
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	(51,809)	(27,036)	79,354	29,539	61,848
Swap transaction – fixed NIS receivable/variable C$ payable to 3/2021	(36,636)	(19,121)	103,724	20,900	43,768
Swap transaction – fixed NIS receivable/variable EUR payable to 6/2018	(8,848)	(4,556)	39,837	4,841	9,989
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	(75,043)	(39,162)	161,986	42,792	89,602
Swap transaction – fixed NIS receivable/variable EUR payable to 3/2021	(34,036)	(17,756)	99,895	19,389	40,584
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	(24,317)	(12,284)	(2,329)	12,765	26,325
Mortgages	20,735	10,594	(346,536)	(11,073)	(22,652)
Firm commitments (rental income)	(19,881)	(10,174)	411,496	10,675	21,888
CPI-linked listed debentures	666,117	345,226	(7,062,313)	(371,900)	(773,077)
CPI-linked private debentures	2,530	1,285	(115,132)	(1,328)	(2,701)
CPI-linked convertible debentures	23	12	(10,278)	(12)	(23)
Total	325,347	167,994	(6,278,744)	(179,340)	(370,747)

76

Sensitivity to changes in nominal NIS interest (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Listed debentures at par	18,800	9,449	(1,557,023)	(9,550)	(19,202)
Swap transaction – variable NIS receivable/variable C$ payable to 12/2017	(355)	(179)	29,499	180	363
Swap transaction – fixed NIS receivable/variable C$ payable to 12/2016	(1,427)	(715)	11,105	714	1,433
Swap transaction – fixed NIS receivable/fixed C$ payable to 12/2016	(1,330)	(667)	19,778	672	1,349
Swap transaction – variable NIS receivable/fixed C$ payable to 12/2017	(159)	(80)	7,346	81	162
Swap transaction – fixed NIS receivable/fixed EUR payable to 12/2016	(3,848)	(1,931)	65,783	1,945	3,903
Swap transaction – variable NIS receivable/fixed U.S.$ payable to 12/2017	(213)	(107)	12,299	108	218
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 12/2016	(2,848)	(1,428)	21,391	1,427	2,855
Total	8,620	4,343	(1,389,822)	(4,423)	(8,919)

	Changes in the fair value			Changes in the fair value
Absolute change	2%	1%	Fair value	-1%	-2%
Listed debentures at par	64,061	32,671	(1,557,023)	(34,028)	(69,492)
Swap transaction – variable NIS receivable/variable C$ payable to 12/2017	(2,394)	(1,157)	29,499	1,226	2,529
Swap transaction – fixed NIS receivable/variable C$ payable to 12/2016	(9,515)	(4,828)	11,105	4,969	10,152
Swap transaction – fixed NIS receivable/fixed C$ payable to 12/2016	(8,807)	(4,491)	19,778	4,702	9,627
Swap transaction – variable NIS receivable/fixed C$ payable to 12/2017	(1,074)	(520)	7,346	548	1,131
Swap transaction – fixed NIS receivable/fixed EUR payable to 12/2016	(25,446)	(13,002)	65,783	13,611	27,870
Swap transaction – variable NIS receivable/fixed U.S.$ payable to 12/2017	(1,409)	(693)	12,299	735	1,517
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 12/2016	(19,140)	(9,726)	21,391	9,875	20,168
Total	(3,724)	(1,745)	(1,389,822)	1,639	3,502

77

Sensitivity to changes in U.S.$ interest (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Mortgages	24,164	12,142	(3,678,739)	(12,263)	(24,649)
Debentures	11,157	5,588	(2,773,664)	(5,608)	(11,236)
Firm commitments (rental income)	(96,024)	(48,687)	5,021,612	50,113	101,731
Interest basis swap transactions – variable for fixed	612	306	(8,180)	(307)	(615)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	76	38	19,425	(38)	(76)
Swap transaction – variable NIS receivable/fixed U.S.$ payable to 12/2017	1,010	506	12,299	(509)	(1,019)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 12/2016	958	479	21,391	(483)	(970)
U.S.$-linked listed NIS debentures	3,538	1,779	(281,451)	(1,799)	(3,617)
Total	(54,510)	(27,849)	(1,667,306)	29,106	59,547

	Changes in the fair value			Changes in the fair value
Absolute change	2%	1%	Fair value	-1%	-2%
Mortgages	291,619	151,496	(3,678,739)	(164,219)	(342,719)
Debentures	185,646	95,217	(2,773,664)	(100,325)	(206,103)
Firm commitments (rental income)	(299,935)	(155,626)	5,021,612	168,493	351,730
Interest basis swap transactions – variable for fixed	10,886	5,580	(8,180)	(5,670)	(6,315)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	1,850	941	19,425	(621)	(621)
Swap transaction – variable NIS receivable/fixed U.S.$ payable to 12/2017	13,716	7,080	12,299	(7,427)	(9,456)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 12/2016	17,839	9,148	21,391	(8,179)	(8,563)
U.S.$-linked listed NIS debentures	14,081	7,200	(281,451)	(7,538)	(15,436)
Total	235,701	121,036	(1,667,306)	(125,486)	(237,483)

78

Sensitivity to changes in EUR interest (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	6,245	3,138	161,986	(3,170)	(6,372)
Swap transaction – fixed NIS receivable/fixed EUR payable to 12/2016	1,863	933	65,783	(937)	(1,878)
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	2,078	1,042	(2,329)	(1,052)	(2,114)
Interest basis swap transactions – variable for fixed	25,193	12,633	(205,743)	(12,706)	(25,487)
Debentures	2,174	1,095	(232,420)	(1,113)	(2,243)
Loans	143,010	72,068	(7,865,563)	(73,220)	(147,620)
Firm commitments (rental income)	(86,095)	(43,449)	4,775,311	44,276	89,402
Total	94,469	47,460	(3,302,975)	(47,922)	(96,311)

	Changes in the fair value			Changes in the fair value
Absolute change	2%	1%	Fair value	-1%	-2%
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	52,917	27,605	161,986	(30,139)	(60,900)
Swap transaction – fixed NIS receivable/fixed EUR payable to 12/2016	22,783	11,657	65,783	(12,220)	(17,539)
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	22,690	11,675	(2,329)	(12,652)	(20,914)
Interest basis swap transactions – variable for fixed	269,378	138,748	(205,743)	(147,555)	(258,962)
Debentures	5,928	3,027	(232,420)	(3,161)	(6,464)
Loans	464,804	238,179	(7,865,563)	(250,536)	(514,305)
Firm commitments (rental income)	(285,119)	(146,628)	4,775,311	155,439	320,434
Total	553,381	284,263	(3,302,975)	(300,824)	(558,650)

Sensitivity to changes in SEK (Swedish Krona) interest (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Interest basis swap transactions – variable for fixed	21,000	10,533	(122,017)	(10,598)	(21,262)
Total	21,000	10,533	(122,017)	(10,598)	(21,262)

	Changes in the fair value			Changes in the fair value
Absolute change	2%	1%	Fair value	-1%	-2%
Interest basis swap transactions – variable for fixed	202,601	104,332	(122,017)	(110,844)	(208,338)
Total	202,601	104,332	(122,017)	(110,844)	(208,338)

79

Sensitivity to changes in C$ interest (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	641	321	16,997	(323)	(647)
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	4,221	2,120	79,354	(2,139)	(4,298)
Swap transaction – variable NIS receivable/fixed C$ payable to 12/2017	786	394	7,346	(396)	(795)
Swap transaction – fixed NIS receivable/fixed C$ payable to 12/2016	556	279	19,778	(280)	(560)
Firm commitments (rental income)	(167,729)	(84,805)	6,826,144	86,744	175,488
Mortgages	75,462	37,978	(5,704,996)	(38,480)	(77,472)
Interest basis swap transactions – variable for fixed	399	200	(5,773)	(201)	(404
Convertible debentures	20,765	10,447	(1,189,270)	(10,578)	(21,289)
Debentures at fixed interest	73,780	37,144	(4,910,061)	(37,661)	(75,848)
Total	8,882	4,078	(4,860,481)	(3,314)	(5,826)

	Changes in the fair value			Changes in the fair value
Absolute change	2%	1%	Fair value	-1%	-2%
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	7,901	4,065	16,997	(4,311)	(6,090)
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	39,546	20,612	79,354	(22,463)	(42,372)
Swap transaction – variable NIS receivable/fixed C$ payable to 12/2017	9,292	4,795	7,346	(5,123)	(7,593)
Swap transaction – fixed NIS receivable/fixed C$ payable to 12/2016	7,892	4,037	19,778	(4,229)	(5,119)
Firm commitments (rental income)	(500,971)	(258,711)	6,826,144	276,673	572,988
Mortgages	396,846	204,359	(5,704,996)	(217,225)	(448,410)
Interest basis swap transactions – variable for fixed	4,450	2,302	(5,773)	(2,469)	(3,871)
Convertible debentures	105,918	54,633	(1,189,270)	(58,242)	(120,380)
Debentures at fixed interest	370,327	191,129	(4,910,061)	(204,069)	(422,187)
Total	441,201	227,221	(4,860,481)	(241,460)	(483,032)

80

Sensitivity to changes in prices of listed securities in foreign currencies (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Securities – overseas	1,265	633	12,652	(633)	(1,265)
Total	1,265	633	12,652	(633)	(1,265)

	Changes in the fair value			Changes in the fair value
Relative change	40%	20%	Fair value	-20%	-40%
Securities – overseas	5,061	2,530	12,652	(2,530)	(5,061)
Total	5,061	2,530	12,652	(2,530)	(5,061)

Sensitivity to changes in prices of listed securities in NIS (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Securities – in Israel	215	108	2,150	(108)	(215)
Total	215	108	2,150	(108)	(215)

	Changes in the fair value			Changes in the fair value
Relative change	40%	20%	Fair value	-20%	-40%
Securities – in Israel	860	430	2,150	(430)	(860)
Total	860	430	2,150	(430)	(860)

Sensitivity to changes in standard variance of U.S.$./NIS exchange rate (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Currency options	1,656	805	3,568	(753)	(1,451)
Total	1,656	805	3,568	(753)	(1,451)

81

Sensitivity Analyses – December 31, 2010

Sensitivity analysis for the variable parameters in the linkage balance sheet

	As of December 31, 2010 (NIS in millions)
	-10%	-5%	Carrying Value	5%	10%
Assets
Cash and cash equivalents	1,214	1,267	1,321	1,375	1,428
Short-term investments	292	302	312	322	332
Trade receivables, accrued income and other accounts receivable	617	639	662	685	707
Long-term investments and loans	214	222	231	240	249
Investment in available-for-sale securities	260	260	260	260	260
Long-term derivatives	1,198	1,198	1,198	1,198	1,198
Deferred taxes	99	99	99	99	99

Total monetary items	3,893	3,988	4,083	4,178	4,273
Non-monetary assets	43,947	46,207	48,467	50,727	52,987

Total assets	47,840	50,195	52,550	54,905	57,260

Liabilities
Short-term credit from banks and others	226	234	242	250	258
Trade payables and other accounts payables	1,447	1,498	1,549	1,600	1,651
Advances from customers and buyers of apartments	80	80	80	80	80
Liability in respect of assets held for sale	39	41	43	45	47
Debentures	14,274	14,953	15,633	16,313	16,992
Convertible debentures	718	758	798	838	878
Interest-bearing liabilities to financial institutions and others	14,962	15,793	16,624	17,455	18,286
Derivatives	165	165	165	165	165
Other financial liabilities	193	203	214	225	235
Employee benefit liabilities, net	4	4	4	4	4
Deferred taxes	2,029	2,029	2,029	2,029	2,029

Total liabilities	34,136	35,759	37,381	39,003	40,626
Equity attributable to equity holders of the Company	5,915	5,915	5,915	5,915	5,915
Non-controlling interests	9,254	9,254	9,254	9,254	9,254

Total liabilities and equity	49,305	50,928	52,550	54,172	55,795

82

Sensitivity to changes in U.S.$/NIS exchange rate (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	(4,157)	(2,078)	21,694	2,078	4,157
Swap transaction – fixed NIS receivable/variable U.S.$ payable to 3/2021	(36,991)	(18,496)	262,480	18,496	36,991
Swap transaction – variable NIS receivable/fixed U.S.$ payable to 12/2017	(11,600)	(5,800)	30,125	5,800	11,600
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 12/2016	(37,167)	(18,516)	54,585	18,516	37,032
Listed NIS debentures – U.S.$ linked	(30,525)	(15,262)	(305,246)	15,262	30,525
Revolving credit	(17,129)	(8,564)	(171,288)	8,564	17,129
Loans	(39,154)	(19,577)	(391,543)	19,577	39,154
Interest basis swap transactions	(459)	(229)	(4,586)	229	459
Mortgages	(306,658)	(153,329)	(3,066,584)	153,329	306,658
Debentures	(258,842)	(129,421)	(2,588,419)	129,421	258,842
Forward contracts	(683)	(341)	(6,826)	341	683
Firm commitments (rental income)	448,381	224,191	4,483,814	(224,191)	(448,381)
Total	(294,983)	(147,424)	(1,681,795)	147,424	294,849

83

Sensitivity to changes in EUR/NIS exchange rate (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Swap transaction – fixed NIS receivable/variable EUR payable to 6/2018	(8,347)	(4,174)	44,130	4,174	8,347
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	(36,014)	(18,007)	175,981	18,007	36,014
Swap transaction – fixed NIS receivable/variable EUR payable to 3/2021	(15,384)	(7,692)	96,574	7,692	15,384
Swap transaction – fixed NIS receivable/fixed EUR payable to 12/2016	(47,388)	(23,694)	104,363	23,694	47,388
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	(27,182)	(13,520)	9,503	13,503	27,005
Interest basis swap transactions – variable for fixed	(13,562)	(6,781)	(135,616)	6,781	13,562
Listed debentures at variable interest	(14,022)	(7,011)	(140,216)	7,011	14,022
Debentures at fixed interest	(45,231)	(22,616)	(452,314)	22,616	45,231
Revolving credit	(124,541)	(62,271)	(1,245,412)	62,271	124,541
Forward contracts	(311)	(155)	(3,110)	155	311
Currency swap transactions – SEK payable/EUR receivable	(835)	(417)	(8,350)	417	835
Listed securities	(5,695)	(2,848)	(56,953)	2,848	5,695
Loans	(645,966)	(322,983)	(6,459,662)	322,983	645,966
Mortgages at variable interest	(57,991)	(28,996)	(579,911)	28,996	57,991
Firm commitments (rental income)	390,175	195,087	3,901,745	(195,087)	(390,175)
Total	(652,294)	(326,076)	(4,749,247)	326,059	652,118

Sensitivity to changes in SEK (Swedish Krona)/NIS exchange rate (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Interest basis swap transactions – variable for fixed	502	251	5,018	(251)	(502)
Total	502	251	5,018	(251)	(502)

84

Sensitivity to changes in C$/NIS exchange rate (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	(11,257)	(5,628)	24,572	5,628	11,257
Swap transaction – fixed NIS receivable/variable C$ payable to 6/2018	(13,248)	(6,624)	56,522	6,624	13,248
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	(27,398)	(13,699)	96,337	13,699	27,398
Swap transaction – fixed NIS receivable/variable C$ payable to 3/2021	(16,178)	(8,089)	97,120	8,089	16,178
Swap transaction – variable NIS receivable/variable C$ payable to 12/2017	(20,466)	(10,233)	38,954	10,233	20,466
Swap transaction – variable NIS receivable/fixed C$ payable to 12/2017	(8,103)	(4,052)	17,857	4,052	8,103
Swap transaction – fixed NIS receivable/variable C$ payable to 12/2016	(19,191)	(9,523)	20,654	9,493	18,987
Swap transaction – fixed NIS receivable/fixed C$ payable to 12/2016	(16,402)	(8,201)	34,872	8,201	16,402
Securities and other assets	12,537	6,268	125,370	(6,268)	(12,537)
Revolving credit	(21,707)	(10,853)	(217,067)	10,853	21,707
Forward contracts	299	149	2,988	(149)	(299)
Mortgages	(509,047)	(254,523)	(5,090,468)	254,523	509,047
Firm commitments (rental income)	601,611	300,806	6,016,113	(300,806)	(601,611)
Interest basis swap transactions – variable for fixed	(296)	(148)	(2,957)	148	296
Debentures at fixed interest	(411,605)	(205,802)	(4,116,047)	205,802	411,605
Convertible debentures	(64,364)	(32,182)	(643,645)	32,182	64,364
Total	(524,815)	(262,335)	(3,538,826)	262,305	524,610

Sensitivity to changes in BRL (Brazilian Real)/NIS exchange rate (NIS in thousands)

	Changes in the fair value				Changes in the fair value
Relative change	11%	10%	5%	Fair value	-5%	-10%	-11%
Firm commitments (rental income)	1,220	1,081	540	10,806	(540)	(1,081)	(1,220)
Total	1,220	1,081	540	10,806	(540)	(1,081)	(1,220)

85

Sensitivity to changes in Israeli consumer price index (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	13,714	6,857	24,572	(6,857)	(13,714)
Swap transaction – fixed NIS receivable/variable C$ payable to 6/2018	18,900	9,450	56,522	(9,450)	(18,900)
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	37,032	18,516	96,337	(18,516)	(37,032)
Swap transaction – fixed NIS receivable/variable C$ payable to 3/2021	25,890	12,945	97,120	(12,945)	(25,890)
Swap transaction – fixed NIS receivable/variable EUR payable to 6/2018	12,760	6,380	44,130	(6,380)	(12,760)
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	53,612	26,806	175,981	(26,806)	(53,612)
Swap transaction – fixed NIS receivable/variable EUR payable to 3/2021	25,042	12,521	96,574	(12,521)	(25,042)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	6,326	3,163	21,694	(3,163)	(6,326)
Swap transaction – fixed NIS receivable/variable U.S.$ payable to 3/2021	63,239	31,620	262,480	(31,620)	(63,239)
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	27,956	13,978	9,503	(13,998)	(28,172)
Debentures	(669,102)	(334,551)	(6,691,021)	334,551	640,055
Firm commitments (rental income)	43,773	21,887	437,732	(21,887)	(43,773)
Mortgages	(34,991)	(17,495)	(349,906)	17,495	34,991
Total	(375,849)	(187,925)	(5,718,282)	187,904	346,586

86

Sensitivity to changes in real NIS interest (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	(132)	(66)	21,694	66	133
Swap transaction – fixed NIS receivable/variable U.S.$ payable to 3/2021	(8,820)	(4,432)	262,480	4,476	8,998
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	(733)	(368)	24,572	370	742
Swap transaction – fixed NIS receivable/variable C$ payable to 6/2018	(1,011)	(507)	56,522	510	1,023
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	(5,141)	(2,583)	96,337	2,609	5,244
Swap transaction – fixed NIS receivable/variable C$ payable to 3/2021	(3,671)	(1,845)	97,120	1,863	3,745
Swap transaction – fixed NIS receivable/variable EUR payable to 6/2018	(682)	(342)	44,130	344	691
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	(7,488)	(3,763)	175,981	3,800	7,639
Swap transaction – fixed NIS receivable/variable EUR payable to 3/2021	(3,382)	(1,699)	96,574	1,716	3,449
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	(1,779)	(892)	9,503	897	1,798
Mortgages	4,324	2,172	(349,906)	(2,191)	(4,403)
Firm commitments (rental income)	(9,212)	(4,661)	437,732	4,776	9,671
CPI-linked listed debentures	133,634	67,341	(6,521,026)	(68,409)	(137,909)
CPI-linked private debentures	526	264	(169,995)	(265)	(532)
Total	96,435	48,619	(5,718,282)	(49,438)	(99,710)

87

	Changes in the fair value			Changes in the fair value
Absolute change	2%	1%	Fair value	-1%	-2%
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	(3,652)	(1,865)	21,694	1,947	3,982
Swap transaction – fixed NIS receivable/variable U.S.$ payable to 3/2021	(85,585)	(44,806)	262,480	49,294	103,592
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	(10,767)	(5,558)	24,572	5,935	12,280
Swap transaction – fixed NIS receivable/variable C$ payable to 6/2018	(14,839)	(7,659)	56,522	8,180	16,923
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	(49,937)	(26,142)	96,337	28,758	60,433
Swap transaction – fixed NIS receivable/variable C$ payable to 3/2021	(35,449)	(18,562)	97,120	20,430	42,943
Swap transaction – fixed NIS receivable/variable EUR payable to 6/2018	(10,017)	(5,171)	44,130	5,522	11,424
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	(72,626)	(38,023)	175,981	41,832	87,913
Swap transaction – fixed NIS receivable/variable EUR payable to 3/2021	(33,138)	(17,342)	96,574	19,063	40,046
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	(25,855)	(13,257)	9,503	14,151	29,289
Mortgages	25,767	13,220	(349,906)	(13,939)	(28,643)
Firm commitments (rental income)	(25,832)	(13,301)	437,732	14,142	29,206
CPI-linked listed debentures	682,890	355,002	(6,521,026)	(384,840)	(802,561)
CPI-linked private debentures	4,695	2,390	(169,995)	(2,478)	(5,050)
Total	345,655	178,925	(5,718,282)	(192,003)	(398,221)

88

Sensitivity to changes in nominal NIS interest (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Listed debentures at par	23,417	11,787	(1,460,103)	(11,947)	(24,057)
Swap transaction – variable NIS receivable/variable C$ payable to 12/2017	(81)	(41)	38,954	43	88
Swap transaction – fixed NIS receivable/variable C$ payable to 12/2016	(2,280)	(1,145)	20,654	1,156	2,324
Swap transaction – fixed NIS receivable/fixed C$ payable to 12/2016	(2,167)	(1,089)	34,872	1,100	2,211
Swap transaction – variable NIS receivable/fixed C$ payable to 12/2017	(50)	(25)	17,857	26	53
Swap transaction – fixed NIS receivable/fixed EUR payable to 12/2016	(6,268)	(3,150)	104,363	3,181	6,395
Swap transaction – variable NIS receivable/fixed U.S.$ payable to 12/2017	(47)	(24)	30,125	25	51
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 12/2016	(4,575)	(2,299)	54,585	2,322	4,667
Total	7,949	4,015	(1,158,694)	(4,094)	(8,269)

	Changes in the fair value			Changes in the fair value
Absolute change	2%	1%	Fair value	-1%	-2%
Listed debentures at par	81,810	41,887	(1,460,103)	(43,980)	(90,191)
Swap transaction – variable NIS receivable/variable C$ payable to 12/2017	(1,321)	(677)	38,954	723	1,496
Swap transaction – fixed NIS receivable/variable C$ payable to 12/2016	(12,150)	(6,163)	20,654	6,436	13,203
Swap transaction – fixed NIS receivable/fixed C$ payable to 12/2016	(11,361)	(5,819)	34,872	6,114	12,544
Swap transaction – variable NIS receivable/fixed C$ payable to 12/2017	(621)	(318)	17,857	339	700
Swap transaction – fixed NIS receivable/fixed EUR payable to 12/2016	(32,903)	(16,851)	104,363	17,704	36,318
Swap transaction – variable NIS receivable/fixed U.S.$ payable to 12/2017	(783)	(404)	30,125	431	891
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 12/2016	(24,166)	(12,316)	54,585	12,937	26,537
Total	(1,496)	(662)	(1,158,694)	704	1,498

89

Sensitivity to changes in U.S.$ interest (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Mortgages	52,387	26,482	(3,066,584)	(27,081)	(54,781)
Debentures	55,612	28,019	(2,588,419)	(28,454)	(57,350)
Firm commitments (rental income)	(90,389)	(45,889)	4,483,814	47,359	96,227
Interest basis swap transactions	1,211	607	(4,586)	(611)	(1,225)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	178	89	21,694	(89)	(179)
Swap transaction – variable NIS receivable/fixed U.S.$ payable to 12/2017	1,857	934	30,125	(943)	(1,897)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 12/2016	2,053	1,030	54,585	(1,037)	(2,080)
U.S.$-linked listed NIS debentures	4,643	2,337	(305,246)	(2,368)	(4,769)
Total	27,554	13,610	(1,374,618)	(13,224)	(26,005)

	Changes in the fair value			Changes in the fair value
Absolute change	2%	1%	Fair value	-1%	-2%
Mortgages	125,730	65,180	(3,066,584)	(70,316)	(146,348)
Debentures	222,421	114,564	(2,588,419)	(121,783)	(251,343)
Firm commitments (rental income)	(260,809)	(135,179)	4,483,814	145,969	304,213
Interest basis swap transactions	11,870	6,091	(4,586)	(6,429)	(11,734)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 3/2015	2,330	1,189	21,694	(1,151)	(1,661)
Swap transaction – variable NIS receivable/fixed U.S.$ payable to 12/2017	12,654	6,555	30,125	(6,987)	(14,272)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable to 12/2016	21,618	11,077	54,585	(10,461)	(18,158)
U.S.$-linked listed NIS debentures	17,299	8,869	(305,246)	(9,337)	(19,174)
Total	153,113	78,346	(1,374,618)	(80,494)	(158,476)

90

Sensitivity to changes in EUR interest (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	7,921	3,991	175,981	(4,054)	(8,173)
Swap transaction – fixed NIS receivable/fixed EUR payable to 12/2016	3,292	1,652	104,363	(1,663)	(3,337)
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	3,225	1,620	9,503	(1,636)	(3,287)
Interest basis swap transactions – variable for fixed	25,744	12,922	(135,616)	(13,025)	(26,153)
Currency swap transactions – SEK payable/EUR receivable	63	32	(8,350)	(32)	(63)
Debentures	8,019	4,043	(545,282)	(4,110)	(8,290)
Loans	86,141	43,315	(6,459,528)	(43,812)	(88,129)
Firm commitments (rental income)	(74,132)	(37,440)	(3,901,745)	38,212	77,220
Total	60,274	30,135	(2,957,184)	(30,120)	(60,211)

	Changes in the fair value			Changes in the fair value
Absolute change	2%	1%	Fair value	-1%	-2%
Swap transaction – fixed NIS receivable/fixed EUR payable to 3/2021	46,402	24,269	175,981	(26,638)	(55,441)
Swap transaction – fixed NIS receivable/fixed EUR payable to 12/2016	27,946	14,323	104,363	(15,069)	(28,141)
Swap transaction – fixed NIS receivable/fixed EUR payable to 6/2018	23,364	12,053	9,503	(12,870)	(26,084)
Interest basis swap transactions – variable for fixed	202,777	104,236	(135,616)	(110,964)	(223,650)
Currency swap transactions – SEK payable/EUR receivable	938	471	(8,350)	(508)	(635)
Debentures	29,912	15,379	(545,282)	(16,288)	(33,553)
Loans	370,054	189,238	(6,459,528)	(198,169)	(405,819)
Firm commitments (rental income)	(229,055)	(117,733)	(3,901,745)	124,674	256,875
Total	472,339	242,235	(2,957,184)	(255,831)	(516,447)

91

Sensitivity to changes in SEK (Swedish Krona) interest (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Currency swap transactions – SEK payable/EUR receivable	6	3	(8,350)	(3)	(6)
Interest basis swap transactions – variable for fixed	25,874	13,005	5,018	(13,143)	(26,426)
Total	25,880	13,008	(3,332)	(13,146)	(26,432)

	Changes in the fair value			Changes in the fair value
Absolute change	2%	1%	Fair value	-1%	-2%
Currency swap transactions – SEK payable/EUR receivable	60	30	(8,350)	(31)	(62)
Interest basis swap transactions – variable for fixed	148,299	76,477	5,018	(81,489)	(169,233)
Total	148,359	76,508	(3,332)	(81,519)	(169,294)

92

Sensitivity to changes in C$ interest (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	1,177	591	24,572	(597)	(1,200)
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	6,009	3,028	96,337	(3,076)	6,202
Swap transaction – variable NIS receivable/fixed C$ payable to 12/2017	1,366	687	17,857	(694)	(1,396)
Swap transaction – fixed NIS receivable/fixed C$ payable to 12/2016	1,201	603	34,872	(607)	(1,218)
Firm commitments (rental income)	(172,789)	(87,604)	6,016,113	90,120	182,859
Mortgages	81,395	41,005	(5,058,792)	(41,633)	(83,906)
Interest basis swap transactions – variable for fixed	705	355	(2,957)	(359)	(722)
Convertible debentures	14,058	7,082	(643,645)	(7,189)	(14,488)
Debentures at fixed interest	54,879	27,630	(4,116,047)	(28,017)	(56,427)
Total	(11,997)	(6,624)	(3,631,689)	7,948	17,299

	Changes in the fair value			Changes in the fair value
Absolute change	2%	1%	Fair value	-1%	-2%
Swap transaction – fixed NIS receivable/fixed C$ payable to 6/2018	8,259	4,257	24,572	(4,533)	(9,132)
Swap transaction – fixed NIS receivable/fixed C$ payable to 3/2021	34,130	17,833	96,337	(19,538)	(40,763)
Swap transaction – variable NIS receivable/fixed C$ payable to 12/2017	8,766	4,539	17,857	(4,877)	(10,092)
Swap transaction – fixed NIS receivable/fixed C$ payable to 12/2016	9,548	4,892	34,872	(5,144)	(10,045)
Firm commitments (rental income)	(471,918)	(244,582)	6,016,113	263,649	548,423
Mortgages	381,321	196,568	(5,058,792)	(209,389)	(432,711)
Interest basis swap transactions – variable for fixed	4,387	2,278	(2,957)	(2,462)	(5,108)
Convertible debentures	61,084	31,541	(643,645)	(33,699)	(69,730)
Debentures at fixed interest	261,025	134,328	(4,116,047)	(142,557)	(293,997)
Total	296,602	151,653	(3,631,689)	(158,550)	(323,155)

Sensitivity to changes in prices of listed securities (NIS in thousands)

	Changes in the fair value			Changes in the fair value
Relative change	10%	5%	Fair value	-5%	-10%
Securities – overseas	12,537	6,268	125,370	(6,268)	(12,537)
Total	12,537	6,268	125,370	(6,268)	(12,537)

93

GAZIT-GLOBE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

INDEX

Page
Auditors’ Report	2

Auditors’ Report Regarding the Audit of Components of Internal Control over Financial Reporting	3-4

Consolidated statements of financial position	5-6

Consolidated Statements of Income	7

Consolidated Statements of Comprehensive Income	8

Consolidated Statements of Changes in Equity	9-11

Consolidated Cash Flow Statements	12-16

Notes to Consolidated Financial Statements	17-152

Appendix A to Consolidated Financial Statements - List of major Group investees	153

AUDITORS’ REPORT

To the shareholders and board of directors of

GAZIT-GLOBE LTD.

We have audited the accompanying consolidated balance sheets of Gazit-Globe Ltd. (“the Company”) and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes to equity and cash flows for each of the years ended December 31, 2011, 2010 and 2009. The Company’s Board of Directors and management are responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets constitute approximately 41% and 41% of total consolidated assets as of December 31, 2011 and 2010, respectively, and whose revenues included in consolidation constitute approximately 35%, 39% and 33% of total consolidated revenues for the years ended December 31, 2011, 2010 and 2009, respectively. Furthermore, we did not audit the financial statements of certain associates that are presented at equity which the Company’s share of their losses amounted to NIS 259 million for the year ended December 31, 2009. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2011 and 2010, and the results of their operations, changes to their equity and cash flows for each of the years ended December 31, 2011, 2010 and 2009, in conformity with International Financial Reporting Standards (“IFRS”) and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

We have also audited, in accordance with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel, “Audit of Components of Internal Control over Financial Reporting”, the Company’s components of internal control over financial reporting as of December 31, 2011 and our report dated March 27, 2012 expressed an unqualified opinion on the effective existence of those components.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2012	A Member of Ernst & Young Global

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

GAZIT-GLOBE LTD.

Regarding the Audit of Components of Internal Control over Financial Reporting

Pursuant to Section 9b(c) to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the components of internal control over financial reporting of Gazit-Globe Ltd. and its subsidiaries (collectively, “the Company”) as of December 31, 2011. Control components were determined as explained in the following paragraph, The Company’s board of directors and management are responsible for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of the components of internal control over financial reporting included in the accompanying periodic report for said date. Our responsibility is to express an opinion on the Company’s components of internal control over financial reporting based on our audit. We did not audit the effectiveness of the components of internal control over financial reporting of certain subsidiaries, whose assets and revenues constitute approximately 41% and 35% of the related totals in the consolidated financial statements as of December 31, 2011 and for the year then ended, respectively. The effectiveness of the components of internal control over financial reporting of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the effectiveness of the components of internal control over financial reporting of those companies, is based on the reports of the other auditors.

The components of internal control over financial reporting audited by us were determined in conformity with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel, “Audit of Components of Internal Control over Financial Reporting” (“Auditing Standard 104”). These components consist of: (1) entity level controls, including financial reporting preparation and close process controls and information technology general controls (“ITGCs”); (2) controls over the Treasury process; (3) controls over the Real Estate process; (collectively, “the audited control components”).

We conducted our audit in accordance with Auditing Standard 104. That Standard requires that we plan and perform the audit to identify the audited control components and obtain reasonable assurance about whether these control components have been effectively maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, identifying the audited control components, assessing the risk that a material weakness exists regarding the audited control components and testing and evaluating the design and operating effectiveness of the audited control components based on the assessed risk. Our audit of these control components also included performing such other procedures as we considered necessary in the circumstances. Our audit only addressed the audited control components, as opposed to internal control over all the material processes in connection with financial reporting and therefore, our opinion addresses solely the audited control components. Moreover, our audit did not address any reciprocal effects between the audited control components and unaudited ones and accordingly, our opinion does not take into account any such possible effects. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion within the context described above.

Because of its inherent limitations, internal control over financial reporting as a whole, and specifically the components therein, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit and the reports of other auditors, the Company effectively maintained, in all material respects, the audited control components as of December 31, 2011.

We have also audited, in accordance with generally accepted auditing standards in Israel, the consolidated financial statements of the Company as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 and our report dated March 27, 2012 expressed an unqualified opinion thereon based on our audit and the reports of other auditors.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2012	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2011	2010
	Note	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	3	1,961	1,321
Short-term investments and loans	4a	807	254
Marketable securities at fair value through profit on loss	4b	97	58
Available-for-sale financial assets	11	67	42
Financial derivatives	37d	84	111
Trade receivables	5	714	344
Other accounts receivable	6	331	245
Inventory of buildings and apartments for sale	7	1,128	383
Income taxes receivable		18	73

		5,207	2,831

Assets classified as held for sale	8	714	251

		5,921	3,082

NON-CURRENT ASSETS

Investments in associates	9	166	*) 67
Other investments, loans and receivables	10	408	*) 281
Available-for-sale financial assets	11	314	218
Financial derivatives	37d	937	1,087
Investment property	12	54,627	43,634
Investment property under development	13	3,219	3,296
Non-current inventory	14	52	17
Fixed assets, net	15	751	633
Goodwill	16	101	119
Other intangible assets, net	16	69	17
Deferred taxes	25n	167	99

		60,811	49,468

		66,732	52,550

*)	Reclassified.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2011	2010
	Note	NIS in millions
LIABILITIES AND EQUITY

Current liabilities
Credit from banks and others	17a	497	242
Current maturities of non-current liabilities	17b	3,629	3,043
Financial derivatives	37d	25	37
Trade payables	18	851	515
Other accounts payable	19	1,340	939
Advances from customers and buyers of apartments	7	380	80
Income taxes payable		54	38
Dividend payable	27	—	57

		6,776	4,951
Liabilities attributed to assets held for sale	8	103	43

		6,879	4,994

NON-CURRENT LIABILITIES
Debentures	20	15,782	14,255
Convertible debentures	21	1,121	788
Interest-bearing loans from financial institutions and others	22	19,899	14,969
Financial derivatives	37d	353	128
Other financial liabilities	23	382	214
Employee benefit liability, net	24	8	4
Deferred taxes	25n	2,924	2,029

		40,469	32,387

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	27
Share capital		218	208
Share premium		3,787	3,474
Retained earnings		3,737	3,348
Foreign currency translation reserve		(734)	(1,312)
Other reserves		149	222
Loans granted to purchase shares of the Company		*) —	(4)
Treasury shares		(21)	(21)

		7,136	5,915
Non-controlling interests		12,248	9,254

Total equity		19,384	15,169

		66,732	52,550

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

March 27, 2012
Date of approval of the	Chaim Katzman	Aharon Soffer	Gadi Cunia
financial statements	Chairman of the Board	President	Executive Vice President and CFO

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF INCOME

		Year ended
		December 31
		2011	2010	2009
	Note	NIS in millions (except for per share data)
Rental income	30	5,239	4,596	4,084
Revenues from sale of buildings, land and contractual works performed	31	1,257	691	596

Total revenues		6,496	5,287	4,680

Property operating expenses	32	1,740	1,551	1,369
Cost of buildings sold, land and contractual works performed	31	1,199	622	554

Total cost of revenues		2,939	2,173	1,923

Gross profit		3,557	3,114	2,757

Fair value gain (loss) from investment property and investment property under development, net		1,803	1,017	(1,922)
General and administrative expenses	33	(830)	(663)	(584)
Other income	34a	160	13	777
Other expenses	34b	(62)	(48)	(41)
Group’s share in earnings (losses) of associates, net		40	2	(268)

Operating income		4,668	3,435	719

Finance expenses	35a	(2,302)	(1,869)	(1,793)
Finance income	35b	79	569	1,551
Increase (decrease) in value of financial investments	35c	(16)	(18)	81

Income before taxes on income		2,429	2,117	558
Taxes on income (tax benefit)	25o	545	509	(142)

Net income		1,884	1,608	700

Attributable to:

Equity holders of the Company		626	790	1,101
Non-controlling interests		1,258	818	(401)

		1,884	1,608	700

Net earnings per share attributable to equity holders of the Company:	36

Basic net earnings		4.05	5.59	8.49

Diluted net earnings		3.75	5.57	8.47

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	xxxxxx	xxxxxx	xxxxxx
	Year ended
	December 31
	2011	2010	2009
	NIS in millions (except for per share data)
Net income	1,884	1,608	700

Other comprehensive income (loss) (net of tax effect) *):

Exchange differences on translation of foreign operations	1,135	(1,272)	1,021
Realization of exchange differences on translation of foreign operations	12	—	1
Net gains (losses) on cash flow hedges	(139)	49	(51)
Net gains (losses) on available-for-sale financial assets	(39)	12	45
Gain (loss) on revaluation of fixed assets	28	17	(8)
Fair value adjustments on business combination achieved in stages	—	—	22
Group’s share of net other comprehensive loss of associates	—	—	(8)

Total other comprehensive income (loss)	997	(1,194)	1,022

Total comprehensive income	2,881	414	1,722

Attributable to:

Equity holders of the Company **)	1,131	139	1,606
Non-controlling interests	1,750	275	116

	2,881	414	1,722

*) Further details are provided in Note 27i.
**) Breakdown of total comprehensive income attributable to equity holders of the Company:

	xxxxxx	xxxxxx	xxxxxx

Net income	626	790	1,101
Exchange differences on translation of foreign operations	566	(712)	548
Realization of exchange differences on translation of foreign operations	12	—	1
Net gains (losses) on cash flow hedges	(66)	41	(56)
Net gains (losses) on available-for-sale financial assets	(35)	3	24
Gain (loss) on revaluation of fixed assets	28	17	(8)
Fair value adjustments in business combination achieved in stages	—	—	4
Group’s share in other comprehensive loss of associates	—	—	(8)

	1,131	139	1,606

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2011	208	3,474	3,348	(1,312)	222	(4)	(21)	5,915	9,254	15,169

Net income	—	—	626	—	—	—	—	626	1,258	1,866
Other comprehensive income	—	—	—	578	(73)	—	—	505	492	997

Total comprehensive income (loss)	—	—	626	578	(73)	—	—	1,131	1,750	2,881

Issue of shares net of issue expenses (Note 27d)	10	303	—	—	—	—	—	313	—	313
Exercise and expiration of share options issued by the Company	*) —	10	—	—	(8)	—	—	2	—	2
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	4	—	4	—	4
Waiver of salary by controlling shareholder, net (Note 38b)	—	—	—	—	64	—	—	64	—	64
Realization of fixed assets revaluation reserve and initially consolidated investment revaluation reserve	—	—	4	—	(4)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	7	—	—	7	52	59
Dividend to equity holders of the Company	—	—	(241)	—	—	—	—	(241)	—	(241)
Capital issuance to non-controlling interests	—	—	—	—	(12)	—	—	(12)	1,197	1,185
Acquisition of non-controlling interests	—	—	—	—	(47)	—	—	(47)	(363)	(410)
Non-controlling interests in initially consolidated companies	—	—	—	—	—	—	—	—	901	901
Conversion and re-purchase of convertible debentures in investees	—	—	—	—	—	—	—	—	2	2
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(545)	(545)

Balance as of December 31, 2011	218	3,787	3,737	(734)	149	*) —	(21)	7,136	12,248	19,384

*)	Represents an amount of less than NIS 1 million.
**)	Refer to Note 27h.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2010	192	2,848	2,751	(600)	23	(4)	(21)	5,189	8,077	13,266

Net income	—	—	790	—	—	—	—	790	818	1,608
Other comprehensive income (loss)	—	—	—	(712)	61	—	—	(651)	(543)	(1,194)

Total comprehensive income (loss)	—	—	790	(712)	61	—	—	139	275	414

Issue of shares net of issue expenses	16	621	—	—	—	—	—	637	—	637
Exercise of share options into Company’s shares	*) —	5	—	—	(4)	—	—	1	—	1
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Waiver of salary by controlling shareholder, net (Note 38b)	—	—	—	—	36	—	—	36	—	36
Realization of fixed assets revaluation reserve and initially consolidated investment revaluation reserve	—	—	18	—	(18)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	13	—	—	13	40	53
Dividend to equity holders of the Company	—	—	(211)	—	—	—	—	(211)	—	(211)
Capital issuance to non-controlling interests	—	—	—	—	114	—	—	114	1,437	1,551
Acquisition of non-controlling interests	—	—	—	—	(3)	—	—	(3)	(75)	(78)
Purchase of convertible debentures in subsidiaries	—	—	—	—	—	—	—	—	(6)	(6)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(494)	(494)

Balance as of December 31, 2010	208	3,474	3,348	(1,312)	222	(4)	(21)	5,915	9,254	15,169

*)	Represent an amount of less than NIS 1 million.
**)	Refer to Note 27h.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2009	179	2,465	1,827	(1,141)	29	(4)	(21)	3,334	7,772	11,106

Net income (loss)	—	—	1,101	—	—	—	—	1,101	(401)	700
Other comprehensive income (loss)	—	—	—	541	(36)	—	—	505	517	1,022

Total comprehensive income (loss)	—	—	1,101	541	(36)	—	—	1,606	116	1,722

Issue of shares net of issue expenses	13	378	—	—	—	—	—	391	—	391
Exercise of share options into Company’s shares	*) —	5	—	—	(5)	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Waiver of salary by controlling shareholder, net	—	—	—	—	32	—	—	32	—	32
Realization of fixed assets revaluation reserve	—	—	1	—	(1)	—	—	—	—	—
Business combination achieved in stages	—	—	8	—	—	—	—	8	35	43
Cost of share-based payment	—	—	—	—	4	—	—	4	13	17
Dividend to equity holders of the Company	—	—	(186)	—	—	—	—	(186)	—	(186)
Capital issuance to non-controlling interests	—	—	—	—	—	—	—	—	731	731
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(218)	(218)
Purchase of convertible debentures in subsidiaries	—	—	—	—	—	—	—	—	(14)	(14)
Non-controlling interests in initially consolidated company	—	—	—	—	—	—	—	—	150	150
Issue of convertible debentures and warrants by subsidiary	—	—	—	—	—	—	—	—	20	20
Expiration of warrants in subsidiary	—	—	—	—	—	—	—	—	(1)	(1)
Repurchase of shares in subsidiary	—	—	—	—	—	—	—	—	(29)	(29)
Dividend in kind to non-controlling interests	—	—	—	—	—	—	—	—	155	155
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	(653)	(653)

Balance as of December 31, 2009	192	2,848	2,751	(600)	23	(4)	(21)	5,189	8,077	13,266

*)	Represents an amount of less than NIS 1 million.
**)	Refer to Note 27h.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended
	December 31
	2011	2010	2009
	NIS in millions
Cash flows from operating activities:
Net income	1,884	1,608	700

Adjustments required to present net cash provided by operating activities:

Adjustments to the profit or loss items:

Finance expenses, net	2,223	1,300	242
Group’s share in losses (earnings) of associates, net	(40)	(2)	268
Fair value loss (gain) from investment property and investment property under development, net	(1,803)	(1,017)	1,922
Depreciation and amortization of fixed and intangible assets (including impairment of goodwill)	80	80	75
Taxes on income (tax benefit)	545	509	(142)
Revaluation of conversion component and warrants	—	—	(84)
Impairment loss of financial assets	16	18	3
Impairment loss of other assets	5	—	—
Capital loss (gain), net	19	(13)	3
Change in employee benefit liability	4	(1)	1
Loss (gain) from issuance of shares by investees, net	(29)	4	1
Gain from bargain purchase	(102)	—	(775)
Cost of share-based payment	59	53	17
Salary expenses charged to capital reserve	105	*) 59	*) 47

	1,082	990	1,578

Changes in assets and liabilities items:

Decrease (increase) in trade receivables and other accounts receivable	(239)	(141)	95
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	(54)	51	31
Increase (decrease) in trade and other accounts payable	42	*) (38)	*) (90)
Increase in tenants’ security deposits, net	15	6	3

	(236)	(122)	39

Net cash provided by operating activities before interest, dividend and taxes	2,730	2,476	2,317

Cash received and paid during the year for:

Interest paid	(1,594)	(1,661)	(1,535)
Interest received	31	20	191
Dividend received	1	12	19
Taxes paid	(15)	(65)	(69)
Taxes received	37	—	3

	(1,540)	(1,694)	(1,391)

Net cash provided by operating activities	1,190	782	926

*)	Reclassified.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended
	December 31
	2011	2010	2009
	NIS in millions
Cash flows from investing activities:

Acquisition of initially consolidated subsidiaries (a)	92	—	8
Initial consolidation of investment previously accounted for using proportionate consolidation (b)	(8)	—	—
Initial proportionate consolidation of company previously accounted for using the equity method (c)	—	—	1,262
Increase in holding interest in proportionate consolidated company (d)	(87)	—	—
Proceeds from realization of consolidated subsidiary (e)	11	—	—
Investment in investees	(54)	(9)	(166)
Acquisition, construction and development of investment property	(7,308)	(3,550)	(2,706)
Investments in fixed assets	(36)	(24)	(72)
Proceeds from sale of investment property and investment property under development	3,186	988	95
Proceeds from sale of fixed assets	13	55	*) —
Grant of long-term loans	(234)	(121)	(16)
Collection of long-term loans	20	26	8
Short-term investments, net	80	(39)	19
Investment in financial assets	(1,029)	(422)	(177)
Proceeds from sale of financial assets	506	478	1,068

Net cash used in investing activities	(4,848)	(2,618)	(677)

Cash flows from financing activities:

Issue of shares (net of issue expenses)	313	637	391
Repayment of loans granted for purchase of Company’s shares	4	*) —	*) —
Exercise of share options into Company’s shares	2	1	*) —
Capital issuance to non-controlling interests	714	1,516	647
Increase in the parent’s ownership in subsidiaries	(410)	(78)	(103)
Dividend paid to equity holders of the Company	(298)	(204)	(179)
Dividend paid to non-controlling interests	(567)	(460)	(468)
Receipt of long-term loans	6,949	1,280	4,278
Repayment of long-term loans	(5,544)	(3,972)	(4,880)
Receipt (repayment) of long-term credit facilities from banks, net	1,805	1,103	(348)
Repayment and early redemption of debentures and convertible debentures	(1,058)	(653)	(1,174)
Short-term credit from banks and others, net	186	(75)	(15)
Issue of debentures and convertible debentures, net	2,247	2,192	3,098
Repurchase of subsidiary’s shares by a subsidiary	—	—	(22)

Net cash provided by financing activities	4,343	1,287	1,225

Exchange differences on balances of cash and cash equivalents	(45)	(121)	9

Decrease due to held-for-sale classification	—	(27)	—

Increase (decrease) in cash and cash equivalents	640	(697)	1,483
Cash and cash equivalents at the beginning of the year	1,321	2,018	535

Cash and cash equivalents at the end of the year	1,961	1,321	2,018

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended
	December 31
	2011	2010	2009
	NIS in millions
(a) Acquisition of initially consolidated subsidiaries (Notes 9c6 and 9c7):

Working capital (excluding cash and cash equivalents):
Current assets	(14)	—	(18)
Assets held for sale	(465)	—	—
Current liabilities	311	—	261

	(168)	—	243

Investment property and other non-current assets	(1,791)	—	(1,690)
Carrying amount of previous investment	—	—	241
Long-term liabilities	1,066	—	976
Non-controlling interests in initially consolidated subsidiaries	742	—	130
Issue of shares to non-controlling interests in EQY	265	—	51
Contingent obligation to issue shares of EQY	—	—	37
Gain from bargain purchase (goodwill)	(22)	—	20

Increase in cash and cash equivalents	92	—	8

(b) Initial consolidation of investment previously accounted for using proportionate consolidation (Note 9m):

Working capital (excluding cash and cash equivalents):
Current assets	(747)	—	—
Current liabilities	576	—	—

	(171)	—	—

Non-current assets	(188)	—	—
Non-current liabilities	186	—	—
Non-controlling interests	158	—	—
Realization of exchange differences reserve	12	—	—
Loss on revaluation of previous investment	(31)	—	—
Gain from bargain purchase	26	—	—

Decrease in cash and cash equivalents	(8)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended
	December 31
	2011	2010	2009
	NIS in millions
(c) Initial proportionate consolidation of company previously accounted for using the equity method (Note 9g)

Working capital (excluding cash and cash equivalents):
Current assets	—	—	(255)
Current liabilities	—	—	194

	—	—	(61)
Investment property	—	—	(2,409)
Investment property under development	—	—	(1,090)
Other non-current assets	—	—	(60)
Non-current liabilities	—	—	1,068
Non-controlling interests	—	—	20
Investment in shares, convertible debentures and warrants	—	—	3,574
Gain from bargain purchase	—	—	220

Increase in cash and cash equivalents	—	—	1,262

(d) Increase in holding rate in proportionate consolidated company (Note 9g)

Working capital (excluding cash and cash equivalents):
Current assets	(15)	—	—
Current liabilities	11	—	—

	(4)	—	—

Non-current assets	(206)	—	—
Non-current liabilities	46	—	—
Non-controlling interests	1	—	—
Gain from bargain purchase	76	—	—

Decrease in cash and cash equivalents	(87)	—	—

(e) Proceeds from realizing an investment in a subsidiary (Note 9m)
Working capital (excluding cash and cash equivalents):	(3)	—	—
Investment in a company treated according to equity method of accounting	(9)	—	—
Warrants exercisable into shares in jointly controlled entity	*) —	—	—
Receipts on account of shares in a subsidiary	(7)	—	—
Gain from loss of control in a former subsidiary	30	—	—

Increase in cash and cash and cash equivalents	11	—	—

*)	Represents an amount of less than NIS 1 million

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended
	December 31
	2011	2010	2009
	NIS in millions
(f) Significant non-cash transactions:
Conversion of convertible debentures into subsidiary’s shares	206	—	20

Investment in associate’s shares against repayment of convertible debentures	—	—	206

Exchange of convertible debentures and warrants into shares of jointly controlled entity	—	—	2,188

Acquisition of subsidiary’s shares and other investments for an issuance of shares by subsidiaries	265	37	126

Distribution of dividend in kind by subsidiary	—	—	155

Dividend payable by the Company	—	57	50

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	The Company and its business activities

The Company, through its investees (collectively, the “Group”), is the owner, operator and developer of income producing properties in North America, Europe, Israel and Brazil and focuses mainly on the supermarket-anchored shopping center sector. In addition, the Group operates in the medical office buildings sector in North America, the senior housing facilities sector in the U.S., as well as in the development and construction of real estate projects in Israel and Eastern Europe. Furthermore, the Group continues to seek and realize business opportunities by acquiring properties and/or companies that operates within its core business or in similar fields, both in regions where it currently operates and also in new regions.

The Company’s securities are listed for trading on the Tel Aviv and New York Stock Exchanges.

b.	Initial public offering in the United States

On December 19, 2011 the Company completed the process of registering its shares for trade on the New York Stock Exchange (“NYSE”) under the symbol GZT pursuant to a prospectus that was published in the U.S. on December 14, 2011, with initial public offering in the U.S. of 10,350,000 ordinary shares in gross consideration of NIS 350 million. For additional details, refer to Note 27d.

c.	As of December 31, 2011 (the “reporting date”), the Group has a working capital deficiency of New Israeli Shekels (“NIS”) 958 million. The Group has unutilized approved lines of credit in total amount of NIS 5.4 billion that can be used over the coming year. In addition, as of the reporting date, the Group has unencumbered investment property presented in the consolidated financial statements at its fair value of NIS 33.6 billion. As for the raising of capital and long-term debt by the Group companies after the reporting date, see Note 40. The Company’s management believes that the noted sources, as well as the positive cash flow generated from operating activities, will allow each of the Group’s companies to repay its current liabilities when due.

d.	Definitions in these financial statements

The Company	—	Gazit-Globe Ltd.

The Parent Company	—	Norstar Holdings Inc. (formerly: Gazit Inc.) (“Norstar”) directly and through its wholly-owned subsidiaries (collectively: “Norstar Group”).

Subsidiaries	—	Companies that are controlled (including de facto control) by the Company (as defined in IAS 27, as amended) and whose accounts are consolidated with those of the Company.

Jointly Controlled Entities	—	Companies owned by a number of entities that have a contractual arrangement for joint control, and whose accounts are consolidated with those of the Company using the proportionate consolidation method.

Associates	—	Companies over which the Company has significant influence (as defined in IAS 28) and that are not Subsidiaries or Jointly Controlled Entities. The Company’s investment in Associates is included in the consolidated financial statements of the Company using the equity method.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

Investees	—	Subsidiaries, Jointly Controlled Entities and Associates.

The Group	—	The Company, its Subsidiaries and Jointly-Controlled Entities listed in the appendix to the financial statements.

Interested parties and Controlling shareholder	—	As defined in Israeli Securities Regulations (Annual Financial Statements), 2010

Related parties	—	As defined in IAS 24 (Revised).

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The consolidated financial statements of the Group have been prepared on a cost basis, except for investment property, investment property under development, senior housing facilities and certain financial instruments including derivative instruments that are measured at fair value.

The Company has elected to present profit or loss items using the “function of expense” method.

The basis of preparation of the financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Standards include:

1.	International Financial Reporting Standards (“IFRS”).

2.	International Accounting Standards (“IAS”).

3.	Interpretations issued by the IFRS Interpretations Committee (“IFRIC”) and by the Standing Interpretations Committee (“SIC”).

Furthermore, the financial statements are prepared in accordance with provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

Consistent accounting policy

The accounting policies adopted in the financial statements are consistent in all periods presented, except as described below:

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in accounting policies due to application of new standards

IFRS 3 (Revised)—Business Combinations

The amendments to IFRS 3 involve the following issues:

1.	Measurement of non-controlling interests

The amendment restricts those cases where a choice is available as to measurement of non-controlling interests at fair value upon the acquisition date, or pro-rata to identified assets, net of the acquired entity. In accordance with the amendment, this choice is only available for types of non-controlling interests which confer on their holders’ ownership rights and the right to receive pro-rata net assets of the acquired entity upon dissolution (usually shares). On the other hand, other types of non-controlling interests (such as options which are an equity instrument in the acquired entity) do not afford this choice, and are therefore to be measured at fair value upon acquisition, except in cases of other measurement provisions stipulated by other IFRS, such as IFRS 2. The amendment is applied retroactively from the date of initial application of IFRS 3 (Revised), namely January 1, 2010.

The amendment did not have material effect on the Company’s financial statements.

2.	Share-based payment grants in conjunction with business combination

The amendment stipulates the required accounting treatment in conjunction with a business combination, with respect to replacement of share-based payment transactions of the acquired entity (whether it is required to make this swap or chooses to do so) with share-based payment transactions of the acquiring entity. Accordingly, the acquiring entity should attribute an amount to transaction proceeds upon the acquisition date, and an amount to expenses in the period subsequent to the acquisition date. However, if the grant expires due to the business combination and is replaced by a new grant, then the value of the new grant in accordance with IFRS 2 shall be recognized as an expense in the period subsequent to the acquisition date, and shall not be included in consideration for the acquisition. Furthermore, if share-based payment grants are not replaced, then if the instruments have vested, they constitute part of the non-controlling interest and are measured in accordance with provisions of IFRS 2; if the instruments have yet to vest, they are measured at the value which would have been used had they been re-granted upon the acquisition date, with this amount allocated to non-controlling interest and to expenses subsequent to the acquisition date. The amendment is effective for financial statements for periods starting on January 1, 2011. The amendment is applied retroactively from the date of initial application of IFRS 3, namely January 1, 2010.

The amendment did not have material effect on the Company’s financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRIC 19—Extinguishing Financial Liabilities with Equity Instruments:

IFRIC 19 (the “Interpretation”) prescribes the accounting treatment of transactions in which financial liabilities are settled by issuing equity instruments. According to the Interpretation, equity instruments issued as a replacement of a debt instrument are measured at fair value of the equity instruments issued if their fair value can be reliably measured. If the fair value of the equity instruments issued cannot be reliably measured, then the equity instruments are measured based on the fair value of the financial liability when extinguished. The difference between the carrying amount of the financial liability extinguished and the fair value of the equity instruments issued is recognized in profit or loss. The Interpretation has been applied retrospectively from January 1, 2011.

The retrospective application of the Interpretation did not have a material effect on the Company’s financial statements.

IAS 1—Presentation of Financial Statements:

In accordance with the amendment to IAS 1 (the “Amendment”), movement between the opening and closing balance for each component of other comprehensive income may be presented on the statement of changes to equity or in notes to the annual financial statements. The Company chose to present the aforementioned information in the Notes, see Note 27.

The amendment is applied retrospectively to financial statements for periods starting on January 1, 2011.

IAS 24—Related Party Disclosures:

The amendment to IAS 24 (the “Amendment”) clarifies the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The Amendment has been applied retrospectively from January 1, 2011.

The retrospective application of the Amendment did not have a material effect on the Company’s financial statements.

IAS 32—Financial Instruments: Presentation—Classification of Rights Issues:

The amendment to IAS 32 (the “Amendment”) provides that rights, options or warrants to acquire a fixed number of the Company’s equity instruments for a fixed amount of any currency are classified as equity instruments if the Company offers the rights, options or warrants pro rata to all of its existing owners of the same class of its non-derivative equity instruments. The Amendment has been applied retrospectively from January 1, 2011.

The retrospective application of the Amendment did not have a material effect on the Company’s financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Group’s consolidated financial statements requires management to exercise judgments and make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, in the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the assets or liabilities affected in future periods.

Judgments:

In the process of applying the significant accounting policies, the Group has applied its judgment and has considered the following issues which have the most significant effect on the amounts recognized in the financial statements:

•	Impairment of available-for-sale financial assets

The Group assesses at each reporting date whether there is objective evidence that the value of the asset is impaired and an impairment loss is incurred. In examining impairment, as above, the Group exercises judgment with regard to any indications of objective evidence that relate to the percentage decline in fair value, as well as to the duration of decline in fair value. Refer also to section l below.

•	Operating lease of investment property

The Group as a lessor, classifies its leased investment property portfolio as operating leases when the exercise of judgment made from examining the lease terms indicates that the Company retains substantially all the risks and rewards incidental to ownership of these properties.

•	Acquisition of subsidiaries that are not business combinations

At the time of acquisition of subsidiaries and operations, the Company considers whether the acquisition represents a business combination pursuant to IFRS 3. The following criteria which indicate acquisition of a business are considered: whether a large number of properties are acquired, the extent to which ancillary services (maintenance, cleaning, security, bookkeeping, etc.) to operate the properties are provided by the subsidiary and the complexity of the management of the property.

•	Reliable measurement of fair value of investment property under development

In order to review whether the fair value of investment property under development may be reliably measured, the Group considers, among others, the following relevant criteria:

1.	Location of the property under development in an area where the market is well-developed and liquid;

2.	Entering into a construction agreement with a contractor and obtaining a reliable estimate of construction and other development costs;

3.	Obtaining entitlements, completing zoning and obtaining construction permits; and

4.	Percentage of the area designated for leasing which has been leased to tenants in advance.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When a review of these elements indicates that the fair value of investment property under development may be reliably measured, the property is presented at fair value, in line with Group policy concerning investment property. When reliable measurement is not possible, investment property under development is measured at cost, net of impairment loss, if any. Refer also to section p. below.

•	Reporting revenues either on gross basis or net basis

The Group considers whether it is acting as a principal or as an agent in the transaction. In cases where the Group operates as a broker or agent without retaining the risks and rewards associated with the transaction, revenues are presented on a net basis. However, in cases where the Group operates as a main supplier and retains the risks and rewards associated with the transaction, revenues are presented on a gross basis.

Estimates and assumptions:

Preparation of the financial statements requires management to make estimates and assumptions that affect the adoption of the accounting policy and the reported amounts of assets, liabilities, income and expenses. The estimates and the underlying assumptions are reviewed regularly. Changes to accounting estimates are recorded in the period in which the change occurs.

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates calculated by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities in the next financial year are discussed below:

•	Investment property and investment property under development

Investment property and investment property under development which may be reliably measured are measured at fair value. Changes in fair value of investment property are recognized in the income statement. Fair value is usually determined by accredited independent appraisers who employ valuation techniques and assumptions as to estimates of expected operating future cash flows from the property and determining the appropriate discount rate to apply to these cash flows. Property under development also requires an estimate of expected development costs. When possible, fair value is determined with reference to recent observable real estate transactions of similar property and location to the property being valued.

In determining the fair value of investment property, the appraisers and the Group’s management are required to use certain assumptions in order to estimate the future cash flows from the properties regarding the required yield rates on the Group’s properties, the future rental prices, occupancy levels, renewal of leases, probability of lease of vacant space, property operating expenses, the financial strength of tenants and any cash outflow that would be expected in respect of future maintenance. Changes in the assumptions that are used to measure the investment property may lead to a change in the fair value. Further details are provided in Notes 12 and 13.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•	Impairment of goodwill

The Group reviews goodwill for impairment at least annually, on December 31, and at any time when there are indications of impairment. The review requires management to estimate expected net future cash flows from continued use of the cash generating unit to which goodwill has been allocated, and to determine an appropriate discount rate to apply to these cash flows. For further information refer to Note 16.

•	Deferred tax assets

Deferred tax assets are recognized for unused carry-forward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against the losses which can be utilized. Significant estimates are required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further information is provided in Notes 2v and 25n.

•	Determination of fair value of unquoted equity instruments

The fair value of unquoted equity instrument is valued, including by external valuators, based on a valuation method that generally values the expected cash flows discounted at current rates applicable for items with similar terms and risk characteristics. The expected future cash flows and discount rates are subject to uncertainty, based on assessment of risk such as liquidity risk, credit risk and volatility risk. Further information is provided in Note 37.

c.	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company as well as the entities that are controlled by the Company (subsidiaries). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The effect of potential voting rights that are exercisable at the reporting date are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends on the date such control ceases.

Consolidation due to effective (de facto) control

The Group consolidates certain subsidiaries on the basis of effective control (de facto control) in accordance with IAS 27.

Below is the criteria tested by the Group which, when evaluating the overall circumstances, may evidence the existence of effective control:

1.	Holding a significant voting interest (but less than half of the voting rights).

2.	Wide diversity of public holdings of the remaining shares conferring voting rights.

3.	The Group has the majority of the voting power (quorum) according to historical participation in the general meetings of shareholders and therefore, has in fact had the right to nominate the majority of the board members.

4.	The absence of other single entity beside the Group that holds a significant portion of the investee’s shares.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5.	The ability to establish policies and guide operations by appointing the investee’s senior management (CEO, Chairman of the Board).

6.	The minority shareholders have no participating rights or other preferential rights, excluding regular protective rights.

Based on the above criteria and the following circumstances:

a)	The Group has consolidated in its financial statements the accounts of Citycon Oyj (“CTY”), due to, among other things, the Group’s ability to achieve a majority vote in the meetings of shareholders, to recommend the appointment of the majority of board members, including the Chairman of the Board, to maintain considerable voting interests in CTY and a diverse holding structure of other shareholders in CTY. As of December 31, 2011, the Group holds 48.0% of CTY’s share capital and voting rights.

b)	Equity One Inc. (“EQY”) was formerly consolidated based on formal control since the Group’s potential voting rights in EQY exceeded 50%. As from the fourth quarter of 2009, the Group’s interest in EQY, taking into consideration potential voting rights, declined below 50% (42.1% at the reporting date) due to the issuances of EQY’ s shares to third parties (see Note 9c). The Group continues to consolidate EQY’s accounts as there has been no material change in the circumstances attesting to the absence of control from a qualitative perspective that requires amending the basis of reporting. These circumstances include, among other things, actual holding of a significant interest as aforementioned, the Group’s ability to effect the appointment of board members, including the Chairman of the Board of EQY, by achieving a majority vote in EQY’s general meetings as well as the ability to impact the appointment of EQY management. In addition, the Group has a voting agreement with certain other shareholders, see Note 26a1.

c.	Commencing from the fourth quarter of 2009, the Group’s interest in First Capital Realty Inc. (“FCR”), taking into consideration potential voting rights, declined below 50% (45.7% at the reporting date) due to the issuances of FCR’s shares and convertible debentures to the public. The Group continues to consolidate FCR’s accounts as there has been no material change in the circumstances attesting to the absence of control from a qualitative perspective that require amending the basis of reporting. These circumstances include, among other things, actual holding of a significant interest of 50.5% in FCR’s voting rights at the reporting date, the Group’s ability to affect the appointment of board members, including the Chairman of the Board of FCR, by achieving a majority vote in FCR’s general meetings as well as appoint FCR management. In addition, the Group has a voting agreement with certain other shareholders, see Note 26a2.

Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Non-controlling interests of subsidiaries represent the non-controlling shareholders’ proportionate fair value of the net assets or the net identifiable assets upon the acquisition of the subsidiaries, adjusted subsequently for their proportionate interest in the comprehensive income (loss) of the subsidiaries and dividends distributed. The non-controlling interests are presented as equity separately from the equity attributable to the shareholders of the Company.

Effective from January 1, 2010, the acquisition of non-controlling interests by the Group is recorded against a decrease or an increase in equity (capital reserve from transactions with non-controlling interests) and calculated as the difference between the consideration paid by the Group and the relative amount of non-controlling interests acquired and derecognized at the date of acquisition (when the non-controlling interests had been included in other comprehensive income, the Company reattributes the cumulative amounts recognized in other comprehensive income between the Company’s owners and the non-controlling interests). On the disposal of a subsidiary that does not result in a loss of control, an increase or a decrease in equity is recognized in the amount of the difference between the consideration received by the Group and the carrying amount of the non-controlling interests in the subsidiary which has been added to the Company’s equity, taking into account also the disposal of the goodwill in the subsidiary, if any, and amounts which have been recognized in other comprehensive income, if any, based on the decrease in the interests in the subsidiary.

Transaction costs in respect of transactions with non-controlling interests are also recorded in equity. Cash flows from transactions with non-controlling interests (without change in status) are classified in the statement of cash flows as cash flows from financing activities.

Until December 31, 2009, additional goodwill was recognized in respect of the acquisition of non-controlling interests and the effect of the sale of non-controlling interests was recorded in profit or loss.

Effective January 1, 2010, losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. Until December 31, 2009, losses were entirely attributed to the Company’s shareholders unless the non-controlling shareholders were obligated and able to make additional investments. Losses accrued through December 31, 2009 were not reallocated between the Company’s shareholders and the non-controlling shareholders.

The consolidated financial statements include the financial statements of a jointly controlled entity where the shareholders have a contractual arrangement that establishes joint control and which is consolidated in the Company’s accounts using the proportionate consolidation method. The Company combines in its consolidated financial statements its share of the assets, liabilities, income and expenses of the jointly controlled entity with similar items in its financial statements. Significant intragroup balances and transactions and gains or losses resulting from transactions between the Group and the jointly controlled entity are eliminated to the extent of the interest in the jointly controlled entity.

When the Group ceases to have joint control over the entity, it measures and recognizes its remaining investment, if any, at fair value. From 2010, any difference between the carrying amount of the former jointly controlled entity as of the date on which joint control ceased and the fair value of any remaining investment and any consideration from disposal is recognized in profit or loss.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of the Company and of the consolidated investees are prepared as of the same dates and periods. The accounting policies in the financial statements of those investees are applied consistently and uniformly with the policy applied in the financial statements of the Company.

d.	Functional and foreign currencies

1.	Functional and presentation currency

The presentation currency of the financial statements is the NIS.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Group entity, including an associate accounted for using the equity method, and is used to measure its financial position and operating results. The functional currency of the Company is the NIS.

When an Investee’s functional currency differs from the functional currency of the Company, that Investee represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities for each balance sheet presented (including comparative data) are translated at the closing rate as of the reporting date.

b)	Income and expenses for each period presented in the income statement are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c)	Share capital, capital reserves are translated at the exchange rate prevailing at the date of incurrence.

d)	Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b) and c) above.

e)	All resulting translation differences are recognized in a separate component in equity, as other comprehensive income (loss), “foreign currency translation reserve”.

Prior to January 1, 2010, upon disposal of foreign operations, in whole or in part, the other comprehensive income (loss) was transferred to the income statement.

Commencing January 1, 2010, on partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In addition, upon disposal of a foreign operation that leads to loss of control of a subsidiary, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income, is transferred to the income statement.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intra-group loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising from these loans are recognized in the same component of equity as discussed in e) above.

Exchange differences in respect of a financial instrument in foreign currency that constitutes a net investment hedge are recognized in the same component of equity as discussed in e) above. Upon disposal of the net investment, such exchange differences are recognized in profit or loss.

2.	Transactions in foreign currency

Transactions denominated in foreign currency are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange differences, other than those capitalized to qualifying assets or recorded in other comprehensive income, are recognized in the income statement. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

3.	Index-linked monetary items

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index (“Israeli CPI”) are adjusted at the relevant index at each reporting date according to the terms of the agreement. Linkage differences arising from the adjustment, as above, other than those capitalized to qualifying assets, are recognized in profit or loss.

e.	The operating cycle

The Group has two operating cycles. The average operating cycle of construction and sale of buildings and apartments activity is three years while the operating cycle of construction projects under contract does not exceed one year. The operating cycle of the remaining activities is one year. Accordingly, the assets and liabilities directly attributable to this activity are classified in the statement of financial position as current assets and liabilities based on the operating cycle.

f.	Cash equivalents

Cash equivalents are highly liquid investments, including short-term bank deposits which are not restricted by liens, whose original term to maturity is up to three months from the investment date.

g.	Short-term deposits

Short-term bank deposits are deposits with maturities of more than three months from investment date but less than one year. Deposits are presented in accordance with their terms of deposit.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of Group’s management, is doubtful. Impaired trade receivables are derecognized when they are assessed as uncollectible.

i.	Inventory of buildings and apartments for sale

Cost of inventory of buildings and apartments for sale includes direct identifiable costs with respect to acquisition cost of land, such as purchase tax, fees and levies as well as construction costs. The Company also capitalizes to the cost of inventory of buildings and apartments for sale borrowing costs incurred from the period when the Company commences development activities.

Inventory of buildings and apartments for sale is measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated selling costs.

Inventories of land include acquisitions by the Group in an exchange transaction in which in consideration for the land, the vendor is provided units in the completed project. Such land is measured at fair value upon delivery of the land and a corresponding liability is recognized.

Inventories of land include acquisitions by the Group in a transaction where the Group undertakes to pay cash based on the selling price of the units in the completed project. Such land is measured upon initial recognition by reference to the fair value of the property and the financial liability in respect of the expected future payments. In subsequent periods, the financial liability is adjusted based on the revised expected cash outflows. The changes in the fair value of the liability are recorded as project costs.

j.	Receivables from construction contracts

Income receivable from construction contracts is separately calculated for each construction contract and presented in the statement of financial position at the aggregate amount of total costs incurred and total recognized profits less total recognized losses and progress billings. Progress billings are amounts billed for work performed up to the reporting date, whether settled or not settled. If the amount is due from the customer, it is recorded in the statement of financial position as an asset under receivables for construction contracts presented under Trade receivables. If the amount is due to the customer, it is recorded in the statement of financial position as a liability for construction contracts. The financial asset, receivables for construction contracts, is reviewed for impairment and derecognition as discussed below regarding impairment of financial assets presented at amortized cost and the derecognition of financial assets, respectively.

Costs of projects based on construction contracts are recognized at cost that includes identifiable direct costs and shared indirect costs. Shared indirect costs are allocated between the projects using a relevant basis.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Financial instruments

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

1.	Financial assets at fair value through profit or loss

Financial assets that are measured at fair value through profit or loss are comprised of financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.

Financial assets held for trading include derivatives that are not designated as hedging instruments. Derivatives embedded in host contracts are accounted for separately as derivatives if: (a) the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the combined instrument is not measured at fair value through profit or loss. These derivatives are measured at fair value with changes in fair value recognized in the income statement. The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment is only required if there is a change in the terms of the contract that significantly modifies the cash flows from the contract.

2.	Loans and receivables

The Group has loans and receivables that are financial assets (non-derivative) with fixed or determinable payments that are not quoted in an active market. After initial recognition, loans and receivables are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs. Short-term receivables (such as trade and other receivables) are measured based on their terms, normally at face value. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the systematic amortization process. As for recognition of interest income, see y below.

3.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available-for-sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except for exchange differences that relate to monetary debt instruments that are carried to profit or loss, are recognized in other comprehensive income (loss). When the investment is disposed of or in case of impairment, the equity reserve in other comprehensive income (loss) is reclassified to profit or loss, presented under “Decrease in value of financial investments”, or under “loss from sale of marketable securities”, as applicable. As for recognition of interest income on debt instruments and dividends earned on equity instruments, see z below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	Fair value

The fair value of financial instruments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models. Further details are provided in Note 37.

5.	Offsetting financial instruments

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position, provided there is a legally enforceable right to offset the recognized amounts, and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

6.	Financial liabilities measured at amortized cost

Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs (such as loan raising costs). After initial recognition, loans, including debentures, are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs. Short-term borrowings (such as trade and other payables) are measured based on their terms, normally at face value. Gains and losses are recognized in profit or loss when the financial liability is derecognized as well as through the systematic amortization process.

7.	Compound financial instruments

a)	Convertible debentures that were issued in the issuing company’s functional currency which are unlinked and not stated in foreign currency and which contain both an equity component in respect of conversion options and a liability component, are separated into an equity component (net of the tax effect) and a liability component. Each component is presented separately net of the respective transaction costs. This separation is calculated by determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the equity component is determined as the residual value. For convertible debentures that were issued by subsidiaries, the equity component is included within non-controlling interests.

The liability component is accounted for after initial recognition as described above in respect of financial liabilities measured at amortized cost and presented in the statement of financial position as a current or non-current liability based on the settlement date in cash.

When the terms of a convertible instrument are amended to induce early conversion, the difference at the date the terms are amended, between the fair value of the consideration the holder receives on conversion under the revised terms and the fair value of the consideration the holder would have received under the original terms, is recognized as a loss in profit or loss.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b)	Convertible debentures that include embedded derivatives such as convertible debentures linked to the Israeli CPI, are split into two components: a conversion component and a liability (debt) component. The conversion component is a financial derivative and, as such, is measured upon initial recognition at fair value while the difference between the consideration received for the convertible debentures and the fair value of the conversion component is attributed to the liability component. Direct transaction costs are allocated between the convertible component and the liability component based on the allocation of proceeds between each component, as described above while the portion allocated to the conversion component is recognized immediately in profit or loss.

After initial recognition, the conversion component is accounted for as a financial derivative and measured at fair value at each balance sheet date with changes in fair value recognized in profit or loss. The debt component is accounted for after initial recognition as described above in respect of financial liabilities measured at amortized cost.

8.	Investment in non-listed convertible debentures of an associate

Investment in non-listed convertible debentures of an associate included (until its redemption, as set forth in Note 9g) two components: the conversion component and the investment in the debt component. At initial recognition, the convertible debentures are separated into two components: the conversion component was initially calculated as a financial derivative according to its fair value. The difference between the consideration paid and the fair value of the conversion component is attributed to the investment in the debt component.

Direct transaction costs were allocated between the conversion component and the investment in the debt component based on the allocation of proceeds between each component, and the portion attributed to the conversion component was recognized immediately in profit and loss. After initial recognition, the conversion component was accounted for as a financial derivative and was measured at fair value at each balance sheet date with changes in fair value recognized in profit and loss. The investment in the debt component was accounted for after initial recognition as described above in respect of loans and receivables.

9.	Issue of a bundle of securities

The issue of a bundle of securities involves the allocation of the proceeds received (before issue expenses) to the components of the securities issued in the bundle based on the following hierarchy: fair value is initially determined for derivatives and the financial instruments measured at fair value at each reporting period, then the fair value is determined for financial liabilities that are measured at each reporting period at amortized cost, while the proceeds allocated in respect of equity instruments are determined as a residual value. Direct issue costs are allocated to each component pro rata to the amounts determined for each component. Allocation of proceeds between components in the same level of hierarchy is based on relative fair value of those components.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

10.	Treasury shares

Company shares held by the Company are recognized at cost and deducted from equity. Any purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

11.	Loans granted for purchase of Company shares

Recourse type loans which were granted to the Company’s employees to purchase Company shares are presented as a deduction from equity attributable to equity holders of the Company since these loans are accounted for as shares that have already been issued but not yet paid.

12.	Put option granted to non-controlling interests

When the Group grants non-controlling interests a put option to sell part or all of their interests in a subsidiary during a certain period, on the date of grant, the non-controlling interests are classified as a financial liability. The Group remeasures the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option, and concurrently the non-controlling interests are accounted for as if they are held by the Group. Any changes in the liability are recorded in profit or loss. If the option is exercised in subsequent periods, the consideration paid upon exercise is treated as settlement of the liability. If the option expires, the liability is derecognized and an increase/decrease in equity in respect of transactions with non-controlling interests is recognized in respect of the disposal of a portion of the investment in the subsidiary without loss of control.

13.	Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

14.	Derecognition of financial liabilities

A financial liability is derecognized when it is extinguished, meaning, when the obligation is discharged, cancelled or expires. A financial liability is extinguished when the debtor (the Group):

•	discharges the liability by paying in cash, other financial assets, goods or services; or

•	is legally released from the liability.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Where an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amount of the above liabilities is recognized in the profit or loss. If the exchange or modification is immaterial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized from the exchange. When determining whether an exchange transaction of a debt instrument constitutes material change, the Group takes into consideration quantitative as well as qualitative criteria.

l.	Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that the following financial asset or group of financial assets is impaired.

1.	Financial assets carried at amortized cost

There is objective evidence of impairment of debt instruments, loans and receivables measured at amortized cost as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows. The amount of the loss carried to profit or loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset’s original effective interest rate. If the financial asset bears a variable interest rate, the discount rate is the current effective interest rate. In subsequent periods, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, as above, is recognized as profit or loss up to the amount of any previous impairment.

2.	Available-for-sale financial assets

For equity instruments classified as available-for-sale financial assets, the objective evidence includes a significant or prolonged decline in the fair value of the asset below its cost and examination of changes in the technological, market, economic or legal environment in which the issuer operates. The examination of a significant or prolonged impairment depends on the circumstances at each balance sheet date. The examination considers historical volatility in fair value and the existence of a continuous decline in fair value. Where there is evidence of impairment, the cumulative loss—measured as the difference between the acquisition cost (less any previous impairment losses) and the fair value—is reclassified from other comprehensive income and recognized as an impairment loss in profit or loss. In subsequent periods, reversal of impairment loss is not recognized as profit or loss but rather is recognized as other comprehensive income, until derecognition.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For debt instruments classified as available-for-sale financial assets, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows. Where there is evidence of impairment, the cumulative loss—measured as the difference between the acquisition cost (less principal payments, amortizations using the effective interest method and previous impairment losses) and the fair value—is reclassified from other comprehensive income and recognized as an impairment loss in profit or loss. In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, as above, is credited to profit or loss up to the amount of any previous impairment.

m.	Financial derivatives and hedge accounting

In line with its risk management policy, the Group occasionally enters into derivative contracts such as cross currency swaps (“swap”), forward contracts and Interest Rate Swaps (“IRS”) to hedge its risks associated with changes in interest rates, changes in Israeli CPI and fluctuations in foreign exchange rates. Such derivative financial instruments are initially recognized at fair value and attributable transaction costs are carried to profit and loss when incurred. Derivatives are presented as current or non-current based on their maturity dates.

After initial recognition, derivatives are measured at fair value. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are carried to profit or loss.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of IRS contracts is determined, among others, by reference to future interest quotations (interest curves). The fair value of certain swap contracts are determined by valuation techniques based on expected interest curves and discount rates that are deemed to be the market interest as of the reporting date.

For the purpose of hedge accounting, hedges are classified as:

•	cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction or the foreign currency risk in an unrecognized firm commitment; or

•	hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The hedge effectiveness is assessed regularly at each reporting period.

Hedges that meet the criteria for hedge accounting are accounted for as follows:

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in profit or loss. Amounts recognized as other comprehensive income are reclassified to profit or loss when the hedged transaction affects profit or loss.

If the forecasted transaction or the firm commitments are no longer expected to occur, amounts previously recognized as other comprehensive income are reclassified to profit or loss. If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized as other comprehensive income remain in other comprehensive income until the forecasted transaction or the firm commitment occurs.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in profit or loss.

n.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the assets granted, liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of business combinations that occurred starting from January 1, 2010, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquiree’s net identifiable assets. With respect to business combinations that occurred until December 31, 2009, the non-controlling interests were measured at their relative share of the fair value of the acquiree’s net identifiable assets. As for business combinations that occurred starting from January 1, 2010, the direct costs relating to the acquisition are recognized immediately as an expense in profit or loss and are not part of the acquisition cost. As for business combinations that occurred until December 31, 2009, these costs were recognized as part of the acquisition cost.

According to the amendment to IFRS 3 that has been applied retrospectively from the date of the original adoption of IFRS 3 January 1, 2010. it is possible to choose the measurement of non-controlling interests based on their fair value on the date of acquisition or at their proportionate share in the recognized amounts of the acquiree’s identifiable net assets, only for types of non-controlling interests that are present ownership interests and entitle their holders to a pro rata share of the acquiree’s net assets in the event of liquidation (usually shares). However, for other types of non-controlling interests (such as options that represent equity instruments of the acquiree) no such choice is available, and they are measured at fair value on the acquisition date, unless another measurement basis is required by IFRS such as IFRS 2.

On the acquisition date, the existing assets and liabilities are reclassified and redesignated in accordance with the contractual terms, economic circumstances and other pertinent conditions that exist at the acquisition date, except for lease contracts that have not been modified on the acquisition date and whose classification as finance or operating leases is therefore not reexamined.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Starting from January 1, 2010, in a business combination achieved in stages, equity rights in the acquiree that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date fair value and included in the acquisition consideration by recognizing the gain or loss resulting from the fair value measurement. In addition, amounts previously recorded in other comprehensive income are reclassified to profit and loss.

Until December 31, 2009, in business combinations achieved in stages, assets and liabilities of the acquired entity were measured at fair value at the business combination date, with the difference between their fair value upon acquisition prior to the business combination date and their fair value upon the date of business combination, charged to other comprehensive income. The revaluation reserve created with respect to these revaluations is transferred to retained earnings when the item for which it had been created is written down or derecognized, whichever is earlier.

Goodwill is initially measured at cost which represents the excess acquisition consideration and non-controlling interests over the net identifiable assets acquired and liabilities assumed as measured on the acquisition date. If the excess is negative, the difference is recorded as a gain from bargain purchase in profit and loss upon acquisition.

In business combinations achieved in stages that occurred until December 31, 2009, each tranche was treated separately to determine the goodwill upon obtaining control.

After initial recognition, goodwill is measured at cost less, if appropriate, any accumulated impairment losses. Goodwill is not systematically amortized. As for testing the impairment of goodwill, see t(1) below.

Upon the disposal of a subsidiary resulting in loss of control, the Company:

•	derecognizes the subsidiary’s assets (including goodwill) and liabilities;

•	derecognizes the carrying amount of non-controlling interests;

•	recognizes the fair value of the consideration received;

•	with respect to loss of control effective January 1, 2010, recognizes the fair value of any outstanding investment and with respect to loss of control that occurred until December 31, 2009, derecognizes the relative portion of the sold investment, while recognizing profit or loss, and the outstanding investment is treated using proportionate consolidation method (according to IAS 31), equity method (according to IAS 28) or as a financial asset (according to IAS 39), as applicable;

•	recognizes any resulting difference (surplus or deficit) as gain or loss; and

•	with respect to loss of control effective January 1, 2010, carries the components previously recognized in other comprehensive income in the same manner that would have been required had the Company directly realized the respective assets or liabilities.

Acquisitions of subsidiaries that are not business combinations

Upon the acquisition of subsidiaries and operations that do not constitute a business, the acquisition consideration is only allocated between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes, whereby the non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. Directly attributed costs are recognized as part of the acquisition cost.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Investments in associates

Associates are companies in which the Group has significant influence over the financial and operating policies without having control.

The investment in associates is accounted for using the equity method of accounting. Under the equity method, the investment in associates is accounted for in the financial statements at cost plus changes in the Group’s share of net assets, including other comprehensive income (loss), of the associates. The equity method is applied until the loss of significant influence or classification of the investment as non-current asset held-for-sale.

Goodwill relating to the acquisition of associates and to the increase in holding rate is initially measured as the difference between the acquisition cost and the Group’s share in the net fair value of the associates’ net identifiable assets. After initial recognition, goodwill is measured at cost and is not systematically amortized. Goodwill is examined for impairment as part of the investment in the associate as a whole. In case the acquisition cost is lower than the net fair value of the associated net identified assets the difference is recognized as a gain from bargain purchase in profit or loss.

Profits and losses resulting from transactions between the Group and associates are eliminated to the extent of the interest in the associates.

The financial statements of the Company and of the associates are prepared as of the same dates and periods. The accounting policy in the financial statements of the associates has been applied consistently and uniformly with the policy applied in the financial statements of the Group.

p.	Investment property

An investment property is property (land or a building or both) held by the owner (lessor under an operating lease) or by the lessee under a finance lease to earn rentals or for capital appreciation or both rather than for use in the production or supply of goods or services, for administrative purposes or sale in the ordinary course of business.

Investment property is measured initially at cost, including costs directly attributable to the acquisition. After initial recognition, investment property is measured at fair value which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Investment property is not systematically depreciated.

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance construction, direct incremental planning and construction costs, and brokerage fees relating to agreements to lease the property.

In order to determine the fair value of investment property, the Group uses valuations performed mainly by accredited independent valuers who hold a recognized and relevant professional qualification and by the Group’s management. For further details refer to Notes 12 and 13.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Investment properties are derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of the disposal.

q.	Fixed assets

Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation and accumulated impairment losses, if any, and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Buildings	2-3.33	(mainly 2%)
Building systems	6.67-8.33	(mainly 8.33%)
Motor vehicles	15
Computers, office furniture and equipment	6-33
Leasehold improvements	During the lease term

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected useful life of the improvement.

Each part of an item of fixed asset with a cost that is significant in relation to the total cost of the item is depreciated separately using the component method. Depreciation is calculated on a straight line basis over their estimated useful life time.

The useful life and the residual value of an asset are reviewed at least each year-end and the changes, if any, are accounted for prospectively as a change in accounting estimate.

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the derecognition of the asset is recognized in profit or loss in the period of the derecognition.

Buildings for senior housing facilities are a class of fixed assets that is measured at revalued amount, being their fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Depreciation is recognized in profit or loss on the basis of the revalued amount. Revaluations are performed frequently enough to ensure that the carrying amount does not significantly differ from the value that would have been determined as fair value on the reporting date. Revaluation of fixed assets is carried to other comprehensive income as a revaluation reserve net of tax effect. The revaluation reserve is transferred directly to retained earnings when the asset is being depreciated or derecognized. For further details on buildings for senior housing facilities refer to Note 15b.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Intangible assets

Intangible assets acquired in a business combination are recognized at the fair value at the acquisition date. After initial recognition, intangible assets are measured at their cost less any accumulated amortization and accumulated impairment losses, if any.

According to management’s assessment, intangible assets have a finite useful life. The assets are amortized over their useful life using the straight-line method (refer to Note 16) and reviewed for impairment whenever there is an indication that the intangible assets may be impaired. The useful life and residual value are reviewed at least once a year. Changes, if any, in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively as a change in accounting estimate.

s.	Leases

The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles set out in IAS 17.

Finance leases—finance leases transfer to the Group, as a lessee, substantially all the risks and benefits incidental to ownership of the leased asset.

Operating leases—the Group as lessee:

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and rewards incidental to ownership of the leased asset. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Operating leases—the Group as lessor:

Lease agreements where the Group does not transfer substantially all the risks and rewards incidental to ownership of the leased asset are classified as operating leases. Initial direct costs incurred in respect of the lease agreement, except those relating to investment property which are carried to profit or loss, are added to the carrying amount of the leased asset and recognized as an expense in parallel with the lease income. As for rental income, see y below.

t.	Impairment of non-financial assets

The Company examines the need to recognize an impairment of non-financial assets whenever events or changes in circumstances indicate that their carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the carrying amount is reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. In measuring value in use, the estimated net operating future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. Impairment loss is recognized in profit or loss.

Impairment losses of assets previously revalued where the revaluation was recognized in other comprehensive income are recognized as other comprehensive loss up to the amount of any previous revaluation surplus and the remaining loss, if any, is recognized in profit or loss.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (less depreciation) had no impairment loss been recognized for the asset in prior periods and its recoverable amount. A reversal of an impairment loss of an asset measured at cost is recognized as income in profit or loss. A reversal of an impairment loss of a revalued asset is recognized in other comprehensive income except for a reversal of impairment loss previously recognized in profit or loss which is also recognized in profit or loss.

The following criteria are applied in assessing impairment for the following specific assets:

1.	Goodwill in respect of subsidiaries

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at acquisition date, to each of the cash generating units that are expected to benefit from the synergies of the combination.

The Company reviews goodwill for impairment once a year on December 31, or more frequently, if events or changes in circumstances indicate that an impairment has occurred.

Impairment test for goodwill is carried out by determining the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill belongs. In certain circumstances for impairment test of goodwill, the recoverable amount is adjusted for the difference between the carrying amount of recognized deferred tax liability and its fair value. If the recoverable amount of the cash-generating unit (or group of cash generating units), to which goodwill has been allocated, is lower than its carrying amount, an impairment loss is recognized and attributed first to reduce the carrying amount of goodwill and then to other fixed assets of the unit. Impairment losses recognized for goodwill cannot be reversed in subsequent periods. In cases where the goodwill was generated due to the measurement of deferred tax liabilities not at their economic value, the Company review the goodwill for impairment after deducting the difference between the carrying amount of deferred tax liabilities and their economic value.

2.	Investments in associates

After application of the equity method of accounting, the Group determines whether it is necessary to recognize any additional impairment loss with respect to investments in the associates. The Group determines at each balance sheet date whether there is any objective evidence that the investment in an associate is impaired. Impairment review is carried out for the entire investment, including goodwill attributed to the associate. If there is objective evidence, as above, and the recoverable amount of the investment is lower than its carrying amount, a loss is recognized to the extent of the difference. The recoverable amount is the higher of fair value and value in use which is determined based on the estimated net cash flows to be generated by the associate. Impairment loss, as above, is not attributed specifically to goodwill. Therefore, it may be reversed in full in subsequent periods, up to the recognized impairment loss, if the recoverable amount of the investment increases.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Non-current assets classified as held for sale

A non-current asset or a group of assets (disposal group) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Group must be committed to sell, there is a program to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. The depreciation of the assets ceases upon initial classification date, and they are presented separately in the statement of financial position as current assets, and measured at the lower of their carrying amount and fair value less costs to sell.

Investment property measured at fair value and classified as held for sale, as above, continues to be measured at fair value and presented separately in the statement of financial position as assets classified as held for sale.

v.	Taxes on income

Taxes on income in the income statement comprise current and deferred taxes. The tax results in respect of current or deferred taxes are recognized as profit or loss except to the extent that the tax arises from items which are recognized in other comprehensive income or directly in equity. In such cases, the tax effect is also recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

1.	Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes

Deferred taxes are provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. The amount of deferred taxes in the income statement represents the changes in said balances during the reporting period, excluding changes attributable to items recognized in other comprehensive income or directly in equity.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be realized. Similarly, temporary differences (such as carry-forward tax losses) for which deferred tax assets have not been recognized are reviewed, and deferred tax assets are recognized to the extent that their utilization has become probable. Any resulting reduction or reversal is recognized in profit or loss.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in recognizing deferred taxes, as long as the realization of the investments is not expected in the foreseeable future. Also, deferred taxes with respect to distribution of earnings by investee companies as dividend have not been taken into account in recognizing deferred taxes, since dividend distribution does not involve additional tax liability and, since it is the Group’s policy not to initiate dividend distributions that trigger additional tax liability.

Nevertheless, deferred taxes are recognized for distribution of earnings by a subsidiary which qualifies as a REIT for tax purposes, due to the REIT’s policy to distribute most of its taxable income to its shareholders. The abovementioned deferred taxes are recognized based on the Group’s interests in the REIT (further details are provided in Note 25b).

In cases where the Group holds single asset entities and the manner in which the Group expects to recover or settle the investment is by selling the equity interests in the single asset entity, rather than the underlying assets, the Group recognizes deferred taxes for temporary differences according to the tax consequences and tax rate that apply to the sale of shares of the investee rather than the underlying assets.

All deferred tax assets and deferred tax liabilities are presented on the statement of financial position as non-current assets and non-current liabilities, respectively. Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

w.	Share-based payment transactions

The Group’s employees and officers are entitled to remuneration in the form of share-based payment transactions as consideration for equity instruments (“equity-settled transactions”) and certain employees and officers are entitled to cash-settled benefits based on the increase in the Company’s share price (“cash-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees and officers is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard pricing model.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the service conditions are satisfied (the “vesting period”), ending on the date on which the relevant employees become fully entitled to the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for awards that do not ultimately vest.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If the Group modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee or officer at the modification date. If the modification occurs after vesting date, the incremental fair value is recognized immediately. Cancellation of a grant is accounted for as though vested on the cancellation date, and any expense not yet recognized for the grant is immediately recognized. However, if the cancelled grant is replaced by a new grant and is intended to be a replacement grant, the cancelled and new grants are accounted for together as a modification of the original grant, as described above.

Cash-settled transactions

The cost of cash-settled transactions is measured at fair value based on the expected cash amount the Group is required to pay on settlement. The fair value is recognized as an expense over the vesting period and a corresponding liability is recognized. The liability is remeasured at fair value at each reporting date until settled with any changes in fair value recognized in profit and loss.

x.	Employee benefit liabilities

The Group has several employee benefit plans:

1.	Short-term employee benefits

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post employment benefits

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group companies have defined contribution plans under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not have sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions in the defined contribution plan in respect of severance pay or compensation are recognized as an expense when due to be contributed to the plan simultaneously with receiving the employee’s services and no additional provision is required in the financial statements.

The Group also operates a defined benefit plan in respect of severance pay pursuant to the severance pay laws in the relevant countries of operation. According to these laws, employees are entitled in certain circumstances to severance pay upon dismissal or retirement. If applicable, the liability in the financial statements is estimated based on an actuarial assumption, refer to Note 24.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Revenue recognition

Revenues are recognized in the income statement when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Rental income

Rental income under an operating lease is recognized on a straight-line basis over the lease term. Rental income, where there is a fixed and known increase in rental fees over the term of the contract, is recognized as revenues on a straight-line average basis as an integral part of total rental income over the lease period. Similarly, lease incentives granted to tenants, in cases where the tenants are the primary beneficiary of such incentives, are considered as an integral part of total rental income and recognized on a straight-line average basis over the lease term as a reduction of revenues.

Revenues from sale of real estate and residential apartments

Revenues from sale of real estate and residential apartments are recognized when the principal risks and rewards of ownership have been passed to the buyer. Revenues are recognized when significant uncertainties regarding the collection of the consideration no longer exist, the related costs are known and there is no continuing managerial involvement with the real estate or residential apartment delivered. These criteria are usually met once a significant portion of construction has been completed, the residential apartment has been delivered to the buyer and the buyer has fully paid the consideration for the apartment.

Revenues from construction contracts

Revenues from construction contracts are recognized by the percentage of completion method when all the following conditions are satisfied: the revenues are known or can be estimated reliably, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the Group’s ability (as the contractor) to complete the contract and meet the contractual terms and the percentage of completion can be estimated reliably. The percentage of completion is determined based on the proportion of costs incurred to date to the estimated total costs.

If not all the criteria for recognition of revenue from construction contracts are met, then revenue is recognized only to the extent of costs whose recoverability is probable (“zero profit margin” presentation).

An expected loss on a contract is recognized immediately irrespective of the stage of completion and classified within cost of revenues.

Reporting revenues either on gross basis or net basis

The Group considers whether it is acting as a principal or as an agent in the transaction. In cases where the Group operates as a broker or agent without retaining the risks and rewards associated with the transaction, revenues are presented on a net basis. However, in cases where the Group operates as a main supplier and retains the risks and rewards associated with the transaction, revenues are presented on a gross basis.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Finance income and expenses

Finance income comprises interest income on amounts invested (including available-for-sale financial assets), revenues from dividends, gains from sale of financial assets classified as available-for-sale, changes in fair value of financial assets at fair value through profit or loss, exchange rate gains and gains on hedges recognized in profit or loss. Interest income is recognized as it accrues using the effective interest method. Dividend income is recognized when the Group’s right to receive the dividend is established. If the dividend is received on quoted shares, the Group recognizes dividend income on the ex-date.

Changes in fair value of financial assets at fair value through profit or loss include interest and dividend income.

Finance expenses comprise interest expense on borrowings, changes in the time value of provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses of financial assets and losses on hedges recognized in profit or loss. Borrowing costs that are not capitalized to qualifying assets are recognized in profit or loss using the effective interest method.

Gains and losses on exchange rate differences are reported on a net basis.

aa.	Earnings (loss) per share

Earnings (loss) per share are calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share only include shares that were actually outstanding during the period. Potential ordinary shares are only included in the computation of diluted earnings per share when their conversion decreases earnings per share, or increases loss per share, from continuing operations. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company’s share of earnings of investees is included based on the basic and diluted earnings per share of the investees multiplied by the number of shares held by the Company, as applicable.

bb.	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

cc.	Borrowing costs in respect of qualifying assets

A qualifying asset is an asset that necessarily takes a substantial period of time to be prepared for its intended use or sale, including investment property under development and inventories of buildings and apartments for sale that require a substantial period of time to bring them to a saleable condition. The Group capitalizes borrowing costs that are attributable to the acquisition and development of qualifying assets.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As for investment property under development, measurement of these assets at fair value is not affected by the amount of borrowing costs incurred during their development period. However, the Group elects to present items in profit or loss as if borrowing costs had been capitalized on such assets before measuring them at fair value.

The capitalization of borrowing costs commences when expenditures for the asset are being incurred, borrowing costs are being incurred and the activities to prepare the asset are in progress and ceases when substantially all the activities to prepare the qualifying asset for its intended use or sale are complete. The amount of borrowing costs capitalized in the reporting period includes specific borrowing costs and general borrowing costs based on a weighted capitalization rate.

dd.	Operating segments

An operating segment is a component of the Group that meets the following three criteria:

1.	is engaged in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to intragroup transactions;

2.	whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

3.	for which separate financial information is available.

ee.	Disclosure of new IFRSs in the period prior to their adoption

IAS 12—Income Taxes

The amendment to IAS 12 (the “Amendment”) relates to the recognition of deferred taxes for investment property measured at fair value, as well as assets subject to the revaluation model in IAS 16. According to the amendment, the deferred taxes in respect of temporary difference for such assets should be measured based on the presumption that the temporary difference will be utilized in full through sale (rather than through continuing use). This presumption is rebuttable if the investment property is depreciable for tax purposes and is held within the company’s business model with the purpose of recovering substantially all of the underlying economic benefits by way of use and not sale. In those cases, the other general provisions of IAS 12 would apply in respect of the manner of utilization that is most expected.

The amendment supersedes the provisions of SIC 21 that require distinguishing between the land component and the building component of investment property measured at fair value in order to calculate the deferred tax according to their manner of expected utilization.

The amendment will be adopted retrospectively starting from the financial statements for annual periods commencing on January 1, 2012. Early adoption is permitted.

The Company estimates that the amendment will result in a decrease to deferred tax liability amounting to approximately NIS 280 million (NIS 142 million attributed to the equity holders of Company) as of the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IAS 1—Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1 (“the Amendment”) which provides guidance for the presentation of other comprehensive income. According to the Amendment, items which may be carried to profit or loss at a later stage (such as upon derecognition or recovery) should be presented separately from items that can never be carried to profit or loss.

The Amendment is to be applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2013, or thereafter. Earlier application is permitted.

The Company believes that the Amendment is not expected to have a material effect on the financial statements.

IAS 32—Financial Instruments: Presentation and IFRS 7—Financial Instruments: Disclosure:

In December 2011, the IASB issued certain amendments to IAS 32 (the “amendments to IAS 32”) regarding the offsetting of financial assets and liabilities. The amendments to IAS 32 clarify, among others, the meaning of “currently has a legally enforceable right to offset” (“the right to offset”). Among others, the amendments to IAS 32 prescribe that the right to offset must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency by one of the parties. The amendments to IAS 32 also state that in order to establish the right to offset immediately, it must not be contingent on any future event or be practiced in intervals and there cannot be any events that will cause it to expire.

Simultaneously in December 2011, the IASB issued certain amendments to IFRS 7 (the “amendments to IFRS 7”) regarding the offsetting of financial assets and liabilities. According to the amendments to IFRS 7, the Company is required, among others, to provide disclosure of rights to offset and related netting settlements (such as collateral agreements), provide disclosure of the composition of offset amounts and provide disclosure of netting settlements that do not meet the offsetting criteria of IAS 32.

The amendments to IAS 32 should be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014 or thereafter. Earlier application is permitted, yet it requires providing disclosure of this fact as well as the disclosures required by the amendments to IFRS 7 as discussed above. The amendments to IFRS 7 should be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2013 or thereafter.

The Company is evaluating the possible impact of IAS 32 amendments but is presently unable to assess the impact, if any, on its financial statements. The required disclosure pursuant to the amendments to IFRS 7 would be included in the Company’s financial statements for the period it becomes effective.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 7—Financial Instruments: Disclosure

The amendment to IFRS 7 (“the Amendment”) provides new and expansive disclosure requirements regarding the derecognition of financial assets and regarding unusual transfer activity close to the end of a reporting period. The objective of the Amendment is to assist users of financial statements to assess the risks to which the Company may remain exposed from transfers of financial assets and the effect of these risks on the Company’s financial position. The Amendment is designed to enhance the reporting transparency of transactions involving asset transfers, specifically securitization of financial assets. The Amendment is to be applied prospectively commencing from the financial statements for periods beginning on January 1, 2012. Earlier application is permitted.

The appropriate disclosures will be included in the Company’s financial statements for the period it becomes effective.

In May 2011, the IASB issued four new Standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities” (“the new Standards”) and IFRS 13, “Fair Value Measurement”, and amended two existing Standards, IAS 27R (Revised 2011), “Separate Financial Statements”, and IAS 28R (Revised 2011), “Investments in Associates and Joint Ventures”.

The new Standards are to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013 or thereafter. Earlier application is permitted. However, if the Company chooses earlier application, it must adopt all the new Standards as a package (excluding the disclosure requirements of IFRS 12 which may be adopted separately). The Standards prescribe transition provisions with certain modifications upon initial adoption.

The main provisions of the Standards and their expected impact on the Company are as follows:

IFRS 10—Consolidated Financial Statements

IFRS 10 supersedes IAS 27 regarding the accounting treatment of consolidated financial statements and includes the accounting treatment for the consolidation of structured entities previously accounted for under SIC 12, “Consolidation—Special Purpose Entities”.

IFRS 10 does not prescribe changes to the consolidation procedures but rather modifies the definition of control for the purpose of consolidation and introduces a single consolidation model. According to IFRS 10, in order for an investor to control an investee, the investor must have power over the investee and exposure, or rights, to variable returns from the investee. An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

According to IFRS 10, when assessing the existence of control, potential voting rights should be considered only if they are substantive i.e., the holder must have the practical ability to exercise that right.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 10 also prescribes that an investor may have control even if it holds less than a majority of the investee’s voting rights (de facto control), provided it is sufficient to give it power when the investor has the practical ability to direct the relevant activities unilaterally.

IFRS 10 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter.

The Company is evaluating the possible impact of the adoption of IFRS 10 but is presently unable to assess the impact, if any, on its financial statements.

IFRS 11—Joint Arrangements

IFRS 11 supersedes IAS 31 regarding the accounting treatment of interests in joint ventures and SIC 13 regarding the interpretation of the accounting treatment of non-monetary contributions by ventures.

IFRS 11 defines joint arrangements as contractual arrangements over which two or more parties have joint control.

IFRS 11 distinguishes between two types of joint arrangements:

•	Joint ventures in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires joint ventures to be accounted for solely by using the equity method.

•	Joint operations in which the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. IFRS 11 requires the joint operator to recognize a joint operation’s assets, liabilities, revenues and expenses in proportion to its relative share of the joint operation as determined in the joint arrangement, similar to the current accounting treatment for proportionate consolidation.

IFRS 11 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter.

The Company is evaluating the impact of the adoption of IFRS 11 but is presently unable to assess the impact, on its financial statements . The Company believes that part of its joint ventures, primarily Atrium European Real Estate Limited and Royal Senior Care LLC will be accounted for using the equity method rather than proportionate consolidation.

IAS 28R—Investments in Associates

IAS 28R supersedes IAS 28. The principal changes in IAS 28R compared to IAS 28 relate to the application of the equity method of accounting for investments in joint ventures, as a result of the issuance of IFRS 11, and the guidance for transition from proportionate consolidation to the equity method of accounting for these investments.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 12—Disclosure of Interests in Other Entities

IFRS 12 prescribes disclosure requirements about a Company’s interests in other entities, including subsidiaries, joint arrangements, associates and structured entities. IFRS 12 expands the disclosure requirements to include the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows.

The required disclosures will be included in the Company’s financial statements upon initial adoption of IFRS 12 on or before the fiscal year ending December 31, 2013.

IFRS 13—Fair Value Measurement

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. IFRS 13 also specifies the characteristics of market participants and determines that fair value is based on the assumptions that would have been used by market participants.

IFRS 13 requires an entity to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. IFRS 13 also includes a fair value hierarchy based on the inputs used to determine fair value as follows:

Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3—unobservable inputs (valuation techniques that do not make use of observable inputs).

IFRS 13 also prescribes certain specific disclosure requirements.

The new disclosures, and the measurement of assets and liabilities pursuant to IFRS 13, are to be applied prospectively for annual periods commencing on January 1, 2013. Earlier application is permitted. The new disclosures will not require comparative data.

The Company is evaluating the possible impact of the adoption of IFRS 13 but is presently unable to assess the impact, if any, on its financial statements.

IFRS 9—Financial Instruments

1.	In November 2009, the IASB issued the first part of Phase I of IFRS 9, “Financial Instruments”, as part of a project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to IFRS 9, upon initial recognition, all the financial assets (including hybrid contracts with financial asset hosts) will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

•	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Notwithstanding the aforesaid, upon initial recognition, a company may designate a debt instrument that meets both of the conditions set forth above to fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency (“accounting mismatch”) that would have otherwise arisen.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized in profit or loss or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis (amounts recognized in other comprehensive income will not be later classified to profit or loss). Nevertheless, if the equity instruments are held for trading, they must be measured at fair value through profit or loss. This election is final and irrevocable. When an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The Standard is effective commencing from January 1, 2015. Earlier application is permitted. Upon initial application, the Standard should be applied retrospectively by providing the required disclosure or restating comparative figures, except as specified in the Standard.

2.	In October 2010, the IASB issued certain amendments to IFRS 9 regarding derecognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to derecognition and financial liabilities which are not measured at fair value through profit or loss, meaning the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

The adjustments arising from these amendments affect the measurement of a liability at fair value whereby the amount of the adjustment to the liability’s fair value—attributed to changes in credit risk—will be recognized in other comprehensive income. All other fair value adjustments will be recognized in the income statement. If carrying the fair value adjustment of the liability arising from changes in the credit risk to other comprehensive income creates an accounting mismatch in the income statement, then that adjustment also will be carried to the income statement rather than to other comprehensive income.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Furthermore, according to the amendments, liabilities in respect of certain unquoted equity instrument derivatives can no longer be measured at cost but rather only at fair value.

The amendments are effective commencing from January 1, 2015. Earlier application is permitted provided that the Company also adopts the provisions of the Standard regarding the classification and measurement of financial assets (the first part of Phase 1). Upon initial application, the amendments are to be applied retrospectively by providing the required disclosure or restating comparative figures, except as specified in the amendments.

The Company is examining the Standard and is currently unable to estimate its impact on the financial statements.

NOTE 3:-	CASH AND CASH EQUIVALENTS

a.	Composition:

	December 31
	2011	2010
	NIS in millions
Cash in banks and on hand	901	751
Cash equivalents - short-term deposits	1,060	570

	1,961	1,321

b.	Part of the cash in banks bears floating interest based on daily bank deposits rates (as of the reporting date—0.1%—1.78%).

c.	The deposits earn annual interest at the rate of 0.15%—5.5%, based on the respective term of the deposits.

d.	As for the linkage basis of cash and cash equivalents, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4a:-	SHORT-TERM INVESTMENTS AND LOANS

a.	Composition:

	December 31
	2011	2010
	NIS in millions
Loans
Partners of ATR in investment properties under development projects	—	10
Other loans (1)	69	3
Current maturities of long-term loans	—	17

	69	30

Deposits
Escrow designated for property acquisitions (2)	350	—
Restricted cash in banks (3)	198	40
Bank deposits (4)	143	117
Restricted deposits (5)	31	49
Other deposits	16	18

	738	224

	807	254

(1)	Includes a C$ 17.7 million (NIS 66 million) loan issued by FCR, secured by properties, bears 10.75% annual interest rate and payable in 2012.
(2)	A non-interest bearing escrow which is designated by EQY for the acquisition of replacement properties in tax-free exchanges pursuant to the tax laws in the U.S.
(3)	Restricted cash in banks includes pledged deposits with respect to residential projects, amounting to NIS 108 million, bear annual interest rate of 0%-4% and other restricted cash in FCR amounting to NIS 90 million.
(4)	Bank deposits earning annual interest at the rate of 0%-0.2%, based on the respective term of the deposits.
(5)	Deposits used as collateral for providing guarantees on behalf of ATR. The deposits bear annual interest at the rate of 0.05%-1.5%.

b.	As for the linkage basis of short-term investments and loans, refer to Note 37.

NOTE 4b:-	MARKETABLE SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2011	2010
	NIS in millions
Composition:

Shares	65	50
Debentures	8	*) —
Participation certificates in trust funds	24	8

	97	58

*)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	TRADE RECEIVABLES

a.	Composition:

	December 31
	2011	2010
	NIS in millions
Open accounts (1)	263	176
Checks receivable	22	9
Receivables for construction contracts (2)	429	159

Total	714	344

(1) Net of allowance for doubtful accounts (see e below)	58	57

(2) Receivables for construction contracts

Costs incurred plus recognized profits	4,364	1,396
Less—progress billings	3,935	1,237

	429	159

b.	Trade receivables are non-interest bearing. As for the linkage basis of trade receivables, refer to Note 37.

c.	In 2011 and 2010, the Group had no major tenant who contributed more than 10% to total rental income.

d.	There are no significant past due and impaired receivables except those that have been included in the provision for doubtful accounts. The balances of receivables for construction contracts represent amounts not yet due as of the balance sheet dates.

e.	Movement in allowance for doubtful accounts:

	2011	2010
	NIS in millions
At the beginning of the year	57	60
Charge for the year	30	35
Release for the year	(8)	(5)
Write down of accounts	(25)	(28)
Initially consolidated company	2	—
Exchange differences	2	(5)

At the end of the year	58	57

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

a.	Composition:

	December 31
	2011	2010
	NIS in millions
Government institutions *)	117	96
Prepaid expenses	98	83
Receivables from sale of real estate	9	13
Employees	3	4
Interest and dividends receivable	14	—
Advances to suppliers	10	5
Current maturities of long-term loans	—	17
Shareholders in investees	7	4
Others	73	23

	331	245

*)	Primarily consists of prepaid property taxes and indirect taxes receivable.

b.	As for the linkage basis of other accounts receivable, refer to Note 37.

NOTE 7:-	INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE

a.	Inventory comprises of land and buildings under construction which, in part, are constructed with partners.

Balances of inventory of buildings and apartments for sale and advances from customers and apartment buyers by primary countries are as follows:

	Inventory of buildings and apartments for sale		Advances from customers and apartment buyers
	December 31		December 31
	2011	2010	2011	2010
	NIS in millions
Israel	608	179	277	45
Poland	340	176	49	13
Canada **)	139	—	—	—
Bulgaria	9	16	—	*) —
Others	32	12	54	22

Total	1,128	383	380	80

*)	Represents an amount of less than NIS 1 million.
**)	Advances amounting to C$ 9.7 million are held in escrow account and are not under the Group’s control.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE (Cont.)

b.	Composition of apartment inventory:

	December 31
	2011	2010
	NIS in millions
Land and apartments under construction	1,099	357
Completed apartments	29	26

	1,128	383

c.	Write down of inventory:

Inventory write down to net realizable value charged to cost of revenues in 2011 and 2010 amounted to NIS 13 million and NIS 1 million, respectively.

d.	Details on sale contracts signed by the Group (100%):

During 2011, the Group signed 474 sale contracts (2010—250 contracts), with total consideration estimated at NIS 440 million (2010—NIS 355 million).

In addition, until December 31, 2011, the Group signed 1,277 sale contracts on a cumulative basis, with total consideration estimated at NIS 1,161 million. These sale contracts include projects yet to be completed as of December 31, 2011, or projects for which revenues had not been recognized yet as of that date.

e.	Cost of inventories includes capitalized borrowing costs in the amount of NIS 28 million and NIS 3 million, as at December 31, 2011 and 2010, respectively.

f.	As for charges, refer to Note 29.

NOTE 8:-	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

a.	Composition of assets held for sale:

	December 31
	2011	2010
	NIS in millions
Investment property *)	667	197
Lands	47	9
Cash and cash equivalents	—	27
Other	—	18

	714	251

*)	Balance of assets held for sale is mainly comprised of income producing properties in EQY and FCR.

b.	Liabilities attributed to assets held for sale primarily comprise of mortgage loans payable.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES

a.	Composition of the investment in associates:

	December 31
	2011	2010
	NIS in millions
Cost of investment	132	63
Accumulated losses	(40)	(40)
Dividends received	(4)	(3)
Other capital reserve	*) —	*) —

	88	20
Loans (1)	78	**) 47

	166	67

*)	Represents an amount of less than NIS 1 million.
**)	Reclassified.
(1)	A loan of approximately NIS 57 million is linked to the Israeli CPI and bears 3.8% annual interest. A loan of approximately NIS 21 million is linked to the Israeli CPI and bears 10% annual interest.

b.	Summarized information from the financial statements of the associates:

	December 31
	2011	2010
	NIS in millions
Group’s share of the associates’ balance sheets based on the share of interests held at the balance sheet date:

Current assets	21	10
Non-current assets	379	200
Current liabilities	(14)	(19)
Non-current liabilities	(298)	(171)

Net assets	88	20

	Year ended December 31
	2011	2010	2009
	NIS in millions
Group’s share of the associates’ operating results based on the share of interests held during the year:

Revenues	55	21	367

Net income (loss)	40	2	(268)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

c.	Investment in Equity One Inc. (“EQY”) (a subsidiary)

1.	As of December 31, 2011, the Group has a 42.1% interest in EQY’s voting rights and the Group’s economic interest in EQY’s share capital (calculated net of non-controlling interests in Gazit America Inc) is 43.4% (38.2% on a fully diluted basis) of the share capital of EQY. EQY’s shares are listed for trading on the New York Stock Exchange. The market price of EQY shares as of December 31, 2011 was U.S.$ 16.98 and close to the date of the approval of the financial statements—U.S.$ 20.12. As of December 31, 2011, EQY has approximately 112.6 million shares outstanding.

The Company consolidates EQY in its financial statements, although its ownership interest in EQY is less than 50%, due to effective control over EQY, refer to Note 2c.

Carrying amounts and market values in respect of the investment in EQY:

	December 31, 2011		December 31, 2010
	Carrying amount *)	Market value	Carrying amount *)	Market value
	NIS in millions
Shares (including through Gazit America Inc. (“GAA”))	2,838	3,169	2,173	2,701

*)	Includes goodwill.

2.	Share options of EQY outstanding as of December 31, 2011:

Series	Average exercise price per share	Expiration date	Number of share options in thousands
Options to employees and officers *)	$20.62	2012-2022	3,565

*)	Includes all the share options granted to employees and officers, including 890 thousand options that are unvested. It also includes share options which were granted as part of the employment contract between the Company’s Chairman of the Board and EQY, refer to Note 38c(2).

3.	EQY has issued restricted shares to directors, officers and employees with various restriction periods. As of December 31, 2010, the share capital of EQY includes 1,178 thousand shares that are unvested. These shares bear voting rights and are entitled to receive dividends. In addition, EQY issued 800 thousand restricted shares to executives that do not bear voting rights and rights to receive dividends.

4.	On March 28, 2011, the Company completed an agreement through a wholly-owned subsidiary, for the purchase of 2 million ordinary shares of EQY from Alony-Hetz Properties and Investments Ltd (“Alony-Hetz”), in consideration for U.S.$ 36.5 million (NIS 125 million).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

On May 18, 2011, EQY announced a capital-raising through a public offering of 5 million shares in the U.S. at the price of U.S.$ 19.42 per share and in total consideration of U.S.$ 97.1 million (NIS 332 million). Simultaneously, wholly-owned subsidiaries of the Company purchased from EQY an additional 1.0 million EQY shares in a private placement at the offering price and in total consideration of U.S.$ 19.4 million (NIS 66 million).

In a separate transaction, wholly-owned subsidiaries of the Company also purchased from an entity controlled by Alony-Hetz an additional 1.0 million EQY shares, for a total consideration of U.S.$ 19.3 million (NIS 66 million).

As a result of the offering and the purchase, the Group’s voting rights in EQY decreased to 40.1% and its economic interest decreased to 41.2% and the Group recognized subsequent to the reporting date a capital decrease amounting to NIS 2 million charged to capital reserve from transactions with non-controlling interests.

5.	During the second half of 2011 the Company through wholly-owned subsidiaries, purchased approximately 2.2 million EQY shares during the trade on the NYSE for a total consideration of U.S.$ 36.0 million (NIS 138 million). As a result of the purchases, the Group’s voting rights increased to 42.1% and its economic interest increased to 43.4% and the Group recognized a capital decrease amounting to U.S.$ 7.6 million (NIS 28 million) charged to capital reserve from transactions with non-controlling interests.

6.	In May 2010 EQY entered into an agreement for the acquisition of C&C US No. 1 Inc. (“CapCo”) through a joint venture (the “Joint Venture”) with Liberty International Holdings Limited (“LIH”), a subsidiary of Capital Shopping Centers Group Plc (“CSC”). On January 4, 2011 (the “closing date”), CapCo held 13 income-producing properties in California with a total area of 240 thousand square meters, comprised of shopping centers, offices, residential buildings and medical office buildings. On the closing date, LIH contributed all of CapCo’s outstanding share capital to the Joint Venture in return for the allocation of 11.4 million units in the Joint Venture (“Units”), granting LIH, a 22% interest in the Joint Venture, which can be converted by LIH into 11.4 million shares of EQY’s common stock (subject to certain adjustments) or into cash, at EQY’s sole discretion. Furthermore, a 78% interest in the Joint Venture, which consists of approximately 70% of the Class A Joint Venture shares and all of the Class B Joint Venture shares were allocated to EQY in exchange for the issuance of a U.S.$ 600 million promissory note. Class B shares were allocated to EQY as a preferred return instrument. In addition, 4.1 million shares of EQY’s common stock were allocated to LIH in exchange for an assignment of a U.S.$ 67 million CapCo’s promissory note.

Moreover, EQY allocated to LIH one class A share which was converted in June 2011 according to its terms, into 10,000 shares of EQY’s common stock and which under certain limitations confer upon LIH voting rights in EQY, according to its holdings in the Joint Venture’s Units. A mortgage-secured debt amounting to approximately U.S.$ 243 million (net of U.S.$ 84.3 million which was repaid in cash by EQY), bearing annual weighted average interest of 5.7%, was assigned to the Joint Venture within the framework of the transaction. Upon the closing of the transaction, the Group’s interest in EQY’s voting rights reached 38.8% (including all of EQY shares held by GAA) and 39.3% economic rights in EQY’s share capital. On the closing date, LIH held a 3.85% interest in EQY’s share capital and 13.16% in EQY’s voting rights.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

As for the Group’s shareholders’ agreement with LIH and CSC, and with EQY, refer to Note 26a(1). As for EQY’s offering of the 4.1 million shares that were allocated to LIH, see Note 40g.

Following the closing of the transaction, the Company continued to consolidate EQY’s accounts, due to effective control over EQY.

EQY executed a provisional allocation of the cost of the acquisition to the identifiable net assets of CapCo. Presented below is the fair value of the identifiable assets and liabilities of CapCo at the acquisition date, after being retroactively adjusted following the measurement period adjustment of the fair value of the identifiable assets and liabilities, as permitted pursuant to the provisions of IFRS 3:

	Provisional allocation	Measurement period adjustment	Fair value
	NIS in millions
Cash and cash equivalents	92	—	92
Assets held for sale	465	—	465
Other current assets	14	—	14
Investment property and other non-current assets	1,770	21	1,791

	2,341	21	2,362

Current liabilities	(302)	(9)	(311)
Deferred taxes (2)	(139)	(2)	(141)
Other non-current liabilities	(925)	—	(925)

	(1,366)	(11)	(1,377)

Net assets	975	10	985
Goodwill (gain from bargain purchase) (3)	(63)	85	22

Total acquisition cost (1)	912	95	1,007

(1)	The total acquisition cost amounting to U.S.$ 279.8 million (NIS 1,007 million) is comprised of the issuance of 4.1 million shares of EQY’s common stock valued at U.S.$ 73.7 million (NIS 265 million) (according to EQY’s share price on the issuance date of U.S.$ 18.15) and the fair value of the 11.4 million Units presented as non-controlling interest in CapCo, which was estimated by reference to the amount LIH would be entitled to receive upon redeeming its Joint Venture Units for shares of EQY (“Units’ fair value”).

The Units’ fair value was first estimated at U.S.$ 15.83 per share, or U.S.$ 179.8 million (NIS 647 million) in aggregate, representing a 12.8% discount on EQY’s share price, mainly due to the restriction on transferability imposed on the Units and the probability that the Units would not be redeemed for EQY shares for at least five years due to tax obligations, which EQY erroneously believed needed to be taken into account in the valuation.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

After performing a reexamination of this matter and conducting consultations with its professional advisors, EQY came to the conclusion that the Units’ fair value needed to be calculated without any component of “discount” on EQY’s share price. Hence, the interim financial statements for the six month period ended 30 June, 2011 and for the three months ended on March 31, 2011 were restated to reflect the estimation of the Units’ fair value at EQY’s closing share price on the date of closing the transaction, namely U.S.$ 18.15 per Unit, or U.S.$ 206.1 million (NIS 742 million) in aggregate.

(2)	The deferred tax liability solely represents the tax effect of the temporary difference between the fair value and the tax base of CapCo’s net identifiable assets, which was recorded only the Company’s share, due to the fact that EQY and CapCo are REITs for tax purposes, and as such they do not provide for deferred taxes in their financial statements.

(3)	Prior to correcting the aforementioned error, the gain from bargain purchase recognized in 2011, in the amount of NIS 63 million, was fully allocated to the non-controlling interests, since the portion allocable to the Company had been eliminated by the provision for deferred taxes as discussed in (2) above. Following the correction of the error and the measurement period adjustment, goodwill in an amount of NIS 22 million has been recorded in the statement of financial position, which has been allocated in full to the equity holders of the Company, after creating the provision for deferred taxes discussed in (2) above and after setting off bargain purchase gain which had been allocated to the non-controlling interests in amount of NIS 66 million.

As a result of the decrease in the holding interest in EQY, the Group recognized a NIS 16 million increase in equity, which was charged to the capital reserve from transactions with non-controlling interests.

CapCo’s revenues and net income during 2011 regarding the properties acquired on the closing date, totaled U.S.$ 57 million (NIS 203 million) and U.S.$ 36 million (NIS 128 million), respectively.

7.	Investment in DIM

On January 9, 2009 (the “closing date”), EQY entered into an agreement with Homburg Invest Inc. (“Homburg”) to acquire approximately 2,004 thousand Ordinary shares of DIM Vastgoed N.V. (“DIM”). DIM was incorporated in the Netherlands, and was listed for trading on the Euronext Stock Exchange in Amsterdam, the Netherlands until August 2010. At closing Homburg transferred to EQY approximately 1,238 thousand Ordinary shares of DIM in consideration for the issuance by EQY of approximately 866 thousand shares (representing an exchange ratio of 0.7). On such date, EQY obtained voting rights with respect to another 766 thousand Ordinary shares of DIM (the “additional shares”) which Homburg has an option to acquire on October 1, 2010 and which conferred it voting rights. Subject to fulfillment of certain conditions by January 1, 2011, EQY has undertaken to acquire from Homburg the additional shares in consideration for the issuance by EQY of approximately 537 thousand Ordinary shares. Subsequent to this transaction, EQY had a voting interest of approximately 74.6% in DIM. Commencing from the closing date, EQY consolidates the accounts of DIM in its financial statements since its holdings in DIM confer control to EQY.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

In February 2010, EQY exercised its right to purchase an additional 766 thousand shares of DIM in exchange for the issuance of 537 thousand EQY Ordinary shares. EQY also issued a purchase offer for the remaining DIM shares owned by the public, at a cash price of U.S.$ 7.3 per share. During 2010, the purchase offer was completed for approximately 1,904 thousand DIM shares in return for approximately U.S.$ 13.7 million (including additional shares purchased on the stock exchange during 2010 and 2011), and EQY’s share in DIM increased to 97.8% as of December 31, 2011. EQY is seeking to carry out a forced purchase of the remaining publicly-held DIM shares. In July 2010, a request to approve the forced purchase was submitted to the authorities in the Netherlands and on August 2, 2010 DIM’s shares were delisted from trading on the Amsterdam Stock Exchange.

d.	Investment in First Capital Realty Inc. (“FCR”) (a subsidiary)

1.	As of December 31, 2011, the Company owns, through subsidiaries, approximately 50.5% (45.7% on a fully diluted basis) of the share capital of FCR. FCR’s shares are listed for trading on the Toronto Stock Exchange. The market price of FCR shares as of December 31, 2011 was C$ 17.3 and close to the date of the approval of the financial statements—C$ 17.75. As of December 31, 2011, FCR has approximately 178.2 million shares outstanding.

The Company consolidates FCR in its financial statements, although its ownership in FCR’s potential voting rights is less than 50%, due to effective control over FCR, refer to Note 2c.

Carrying amounts and market values in respect of the investment in FCR:

	December 31, 2011		December 31, 2010
	Carrying amount *)	Market value	Carrying amount *)	Market value
	NIS in millions
Shares	4,581	5,828	3,166	4,288

*)	Includes goodwill.

2.	FCR’s share options outstanding as of December 31, 2011:

Series	Average exercise price per share		Expiration date	Number of options (in thousands)
Share options to employees and officers in FCR and to the property management company *)	C$	14.89	2012-2022	5,592

*)	Includes all of the share options granted to employees and officers of FCR, including share options granted to the Company’s Chairman of the Board and the Executive Vice Chairman of the Board (refer to Notes 38c(3) and 38c(5)). These options include 2,074 thousand unvested share options.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

3.	FCR operates plans for granting restricted share units (RSU) and deferred shares units (DSU) to officers and directors (“units”), which are convertible at no consideration into ordinary shares of FCR. As of the reporting date, out of the 2,480 thousand units which FCR has undertaken to grant, 891 thousand units had not been granted yet. Regarding units that were granted to related parties, refer to Notes 38c(3) and 38c(5). As of the reporting date, 659 thousand share units that were granted are outstanding unvested.

4.	On August 14, 2009, FCR completed the distribution to its shareholders of a special dividend-in-kind of its shares in the subsidiary, GAA. In accordance with the resolution of FCR, each holder of 10 FCR shares (prior to the share split) received one GAA share. The recognition date for distribution was July 28, 2009. Refer also to section e. below.

5.	As for conversion of debentures into FCR shares by a wholly-owned subsidiary and by other parties, see Note 21c(1).

e.	Investment in Gazit America Inc. (“GAA”) (a subsidiary)

1.	As of December 31, 2011, the Company owns, through wholly-owned subsidiaries, approximately 73.1% (74.9% assuming exercise of convertible securities) of the share capital of GAA. GAA’s shares are listed for trading on the Toronto Stock Exchange commencing on the date of the special dividend-in-kind distribution by FCR as described above. The market price of GAA’s shares as of December 31, 2011 was C$ 4.84 and close to the date of the approval of the financial statements—C$ 4.82. As of December 31, 2011, GAA has approximately 23.3 million shares outstanding.

Carrying amounts and market values in respect of the investment in GAA:

	December 31, 2011		December 31, 2010
	Carrying amount	Market value	Carrying amount	Market value
	NIS in millions
Shares	296	308	177	217

2.	GAA’s share options and warrants outstanding as of December 31, 2011:

Series	Average exercise price per share		Expiration date	Number of options and warrants (in thousands)
Listed warrants (see 5 below)	C$	5-8.5	2015-2016	10,458
Share options to directors and officers in GAA *)	C$	6.24	2020-2021	897

*)	Including options granted to the Company’s executive vice chairman of the Board and to the Company’s President, for further details refer to Notes 38c(6) and 38c(8). As of the reporting date, 310 thousand share options are vested.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

3.	GAA operates a plan for the granting of deferred share units (“DSU”) to directors, which are convertible at no consideration into ordinary shares of GAA, as a substitute to remuneration of directors in cash. As of the reporting date, of the 175 thousand units which GAA has undertaken to grant, 103 thousand units had been granted under the plan (refer also to Notes 38c(6) and 38c(8)). DSUs vest when the holder ceases to be a director of GAA.

4.	As of December 31, 2011, GAA, through its wholly-owned subsidiaries, owns approximately 14.3 million shares of EQY, representing approximately 12.7% of the outstanding share capital of EQY.

GAA shares owned by FCR were distributed as a dividend-in-kind, as described in section d.4 above. Prior to the distribution of the dividend-in-kind, GAA acquired from Gazit Canada the entire share capital of ProMed Properties (CA) Inc. which at the acquisition date owned two medical office buildings located in Canada, for consideration of C$ 17.2 million (subject to Certain adjustments including a C$ 1 million debt). The consideration was settled through the issuance of 3.6 million shares of GAA to Gazit Canada. Following completion of the distribution of the dividend-in-kind, the Company owned, through wholly-owned subsidiaries, 65.5% of the share capital of GAA.

5.	In March 2011, GAA filed a prospectus in Canada for the issuance of up to 18.2 million rights (the “Rights”). The Rights entitled GAA’s shareholders to subscribe for units (the “Units”) with each Unit consisting of one common share and one purchase warrant (the “Warrants”). One Right was issued for each common share held by the shareholders of GAA on April 12, 2011. A holder of Rights was entitled to subscribe on May 11, 2011, for one Unit for every two Rights held, at a price of C$ 6.30 per Unit. Each Warrant entitles the holder to purchase at any time up to November 30, 2016 (the “Expiry Date”), one Common Share at an exercise price of C$ 7.50 up to April 14, 2014, and at each day thereafter at an exercise price of C$ 8.50, up to the expiry date subject to adjustments in certain events.

On May 16, 2011 the Rights issuance was completed and approximately 7.8 million Units were issued in consideration for C$ 48.9 million. A wholly-owned subsidiary of the Company purchased in the issuance approximately 6.2 million Units (including approximately 0.8 million Units that were not subscribed for by other shareholders) in consideration for C$ 39.3 million (NIS 141 million). As a result of the Rights offering, the Company’s interest in GAA increased to 73.1% and the Company recognized a capital increase amounting to C$ 0.4 million (NIS 1.4 million) charged to capital reserve with non-controlling interests.

f.	Investment in Citycon Oyj. (“CTY”) (a subsidiary)

1.	As of December 31, 2011, the Company owns approximately 48.0% (48.7% assuming exercise of convertible securities) of the share capital of CTY. CTY’s shares are listed for trading on the Helsinki Stock Exchange, Finland (OMX). The market price of CTY shares as of December 31, 2011 was € 2.31 and close to the date of the approval of the financial statements—€ 2.50. As of December 31, 2011, CTY has 277.8 million shares outstanding.

The Company consolidates CTY in its financial statements, although its ownership interest in CTY is less than 50%, due to effective control over CTY, refer to Note 2c.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Carrying amounts and market values in respect of the investment in CTY:

	December 31, 2011		December 31, 2010
	Carrying amount *)	Market value	Carrying amount *)	Market value
	NIS in millions
Shares	2,120	1,522	1,923	1,690

*)	Includes goodwill

2.	The share options of CTY outstanding as of December 31, 2011:

Series	Exercise price per share *)	Expiration date	Number of share options (in thousands)
Options to employees and officers (2011 series I)	€3.17	2012-2018	2,250
Options to employees and officers (2011 series II)	€3.31	2012-2018	2,350
Options to employees and officers (2011 series III)	€2.63	2012-2018	1,720

*)	The exercise price is adjusted for share distribution, dividend distribution and return of equity. As of December 31, 2011, no share options are vested.

3.	CTY operates a share-based compensation plan for its key employees, which may be settled in shares and/or in cash, and includes performance-based targets. The maximum number of shares to be granted under the plan is 429 thousand. As of the reporting date, the total number of shares issued pursuant to this plan is 210 thousand shares, and an additional 63 thousand shares have been issued in lieu of cash compensation.

4.	During 2009, the Company purchased approximately 9.9 million shares of CTY on the stock exchange for consideration of approximately NIS 77.5 million and the Company recognized a gain from bargain purchase in the amount of NIS 108 million.

5.	On July 14, 2011 CTY completed an offering of 33 million shares the Company and to Finnish and international investors in a price of EUR 3.02 per share with total consideration of EUR 99.7 million (NIS 493 million) before issuance expenses. Within the framework of the offering, the Company purchased 14.9 million shares at the offering price for total consideration of 45.0 EUR million (NIS 222 million).

6.	During the second half of 2011 the Company purchased approximately 2.8 million CTY shares during the trade on the Helsinki stock exchange for a total consideration of NIS 34 million. As a result of the purchases and the offering (as described in 6 above), the Company’s interest in CTY increased from 47.3% to 48.0% and the Company recognized subsequent to the reporting date a capital increase amounting to NIS 18 million, charged to capital reserve from transactions with non-controlling interests.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

g.	Investment in Atrium European Real Estate Limited (“ATR”) (a jointly controlled entity)

As of December 31, 2011, the Company owns, through wholly-owned subsidiaries, approximately 31.6% (31.4% on a fully diluted basis) of the share capital of ATR. ATR’s shares are listed for trading on the Vienna Stock Exchange and on the Euronext Stock Exchange in Amsterdam. The market price of ATR shares as of December 31, 2011 was € 3.48 and close to the date of the approval of the financial statements—€ 3.71. As of December 31, 2011, ATR has approximately 372.9 million shares outstanding.

The Company proportionally consolidates ATR in its financial statements due to joint control over ATR, pursuant to a shareholders’ agreement with CPI European Fund (“CPI”), a member of Apollo Global Real Estate Management L.P, as detailed in Note 26a(4).

Carrying amounts and market values in respect of the investment in ATR:

	December 31, 2011		December 31, 2010
	Carrying amount *)	Market value	Carrying amount *)	Market value
	NIS in millions
Shares	3,535	2,027	3,091	2,315

*)	Includes fair value adjustments upon acquisition.

The share options of ATR outstanding on December 31, 2011:

Series	Average exercise price per share	Expiration date	Number of share options (in thousands)
Options to employees and officers *)	€2.99	2012-2015	5,372

*)	As of December 31, 2011, 2,052 thousand share options are fully vested.

In addition, ATR operates a restricted share plan to directors, as a substitute to a cash director remuneration, at the directors’ discretion. As of the reporting date, 24 thousand restricted shares were granted under the plan.

Additional information about the investment in ATR

On March 20, 2008, the Company and CPI entered into a series of agreements for a joint investment in ATR (collectively, the “original investment agreement”) (Company’s share 54%; CPI share 46%). The transaction was completed on August 1, 2008. ATR, which is incorporated in the Island of Jersey in the Channel Islands (“Jersey”), is a property real estate investment company focused on the acquisition and development of supermarket-anchored shopping centers. ATR is engaged in the rental, management and development of shopping centers in 11 countries in Central and Eastern Europe, primarily in Poland, the Czech Republic, Russia, Slovakia and Hungary.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Description of the original investment agreement in ATR

Pursuant to the original investment agreement, the Company and CPI (collectively: the “Investors”) invested in ATR securities as follows:

1.	At the date of closing, € 500 million (the Company’s share—€ 270 million) was invested in non-listed debentures of ATR which are convertible into ATR shares at the conversion price of € 9 per share, subject to the usual adjustments. The debentures bear interest at the rate of 10.75%, which was paid on a quarterly basis. The debentures provided the Investors the right to vote at the general shareholders’ meeting even prior to their conversion into shares.

2.	It was provided that ATR would issue rights to its shareholders within six months from closing in the scope of € 300 million, at a price of € 7 per share and if the shareholders do not take up their rights in full, the investors would acquire the shares issuable pursuant to the rights not taken up (the “Underwriting Commitment”).

3.	The Investors were granted an option to acquire, within six months from the closing date of the aforementioned rights issue, ATR shares at a per share price of € 7 in the total amount of € 200 million, less amounts invested, if and when invested, by the Investors as part of the Underwriting Commitment.

4.	Upon closing, the Investors were issued, without additional consideration, warrants to purchase 30 million shares of ATR at an exercise price of € 7 and exercisable over a period of four years from the issue date (the Company’s share—warrants to purchase 16.2 million shares).

According to the original investment agreement, the Investors (pursuant to the articles of association of ATR) received a right to appoint four directors of ATR (out of ten Board members), including the Chairman of the Board of Directors. This right was subject to their joint investment in ATR (including the aforementioned debentures) not falling below € 300 million. The other directors of the Board were to be independent directors who are nominated by a committee whose composition was such that the Investors had the right to appoint the majority of its members and whose election was approved by the general shareholders’ meeting. Upon closing, Mr. Chaim Katzman, the Company’s Chairman of the Board, became Chairman of the Board of Directors of ATR.

In addition, according to the original investment agreement, provided that the scope of the investment of the joint entity does not decrease below € 200 million, the Investors were provided with extensive consent rights with respect to ATR, including rights regarding the appointment of a CEO of ATR (which is approved by ATR’s Board), the extent of ATR’s liabilities, changes in its articles of association, the issuance of securities under certain circumstances, liabilities in excess of € 200 million, approval of other transactions and other rights.

As of the closing date of the original investment agreement, the Investors held 23.8% of the voting rights in ATR (the Company’s share—14.3%) and 3.9% of ATR’s capital (the Company’s share—3.9%).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Description of the additional investment agreement in ATR

On January 13, 2009, the Investors and ATR signed an agreement which was completed on January 30, 2009, that set the terms of the additional investment in ATR, the principal terms of which are as follows:

1.	The planned issuance by ATR of rights amounting to € 300 million was cancelled and the Underwriting Commitment and the Investors’ option to acquire, under certain conditions, additional shares in the amount of € 200 million, were cancelled. ATR issued to the Investors 10.3 million shares at a price of € 7 per share (the Company’s share was approximately 5.6 million shares). This number of shares increased the Investors’ holdings in ATR to approximately 29.9%, which effectively constituted a partial fulfillment of the Underwriting Commitment. The balance of the Underwriting Commitment was cancelled. The issuance took place on January 30, 2009 in consideration of approximately € 38.9 million par value of convertible debentures of ATR which were issued to the Company in August 2008.

2.	Warrants to purchase approximately 25 million shares of ATR (out of 30 million issued to the investors in August 2008) were returned to ATR for no consideration and were cancelled.

3.	The Investors undertook not to acquire until August 1, 2010, without ATR’s consent, shares or convertible securities of ATR in a manner that would trigger a change of control in ATR, subject to the terms set in the agreement.

Further, according to the agreement, ATR was to acquire from the Company approximately € 103 million of its debentures (non-convertible) for an amount of approximately € 77.3 million which was the cost incurred by the Company to acquire them, plus accrued interest on the debentures to the date of purchase by ATR. The acquisition was completed on January 30, 2009.

As of the closing date of the additional investment agreement, the Investors held 29.1% of the voting rights in ATR (Company’s share—19.1%) and 13.9% of ATR’s capital (Company’s share—11.5%).

An agreement to exchange debentures for ATR shares

On September 2, 2009, the Investors and ATR entered into an additional agreement, completed and executed on December 1, 2009 (the “exchange agreement”) pursuant to which the investors delivered to ATR the remaining € 427.9 million par value of convertible debentures (the Company’s share was € 231.1 million par value) and the remaining warrants to purchase 4,933 thousand shares of ATR (the Company’s share was 2,664 thousand) that had been issued to them by ATR in August 2008 in exchange for the issuance of approximately 144.9 million shares of ATR (the Company’s share is approximately 79.6 million shares) and for approximately € 9.3 million in cash (to CPI only). The parties also agreed as follows:

1.	ATR declared a special dividend of € 0.50 per share. In addition, it was agreed that ATR will act to maintain an annual dividend distribution policy of no less than € 0.12 per share to be paid on a quarterly basis, subject to any legal and business considerations. The quarterly and special dividends were paid in December 2009.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

2.	The agreement determining the Investors’ consent rights with respect to ATR and ATR’s articles of association were amended such that the number of items pursuant to which ATR requires the Investors’ consent was reduced. Additionally, some matters were added to ATR’s articles of association that require a special 2/3 majority vote in ATR’s general meeting of shareholders.

3.	The Investors’ rights regarding the appointment of directors of ATR were amended (including in ATR’s articles of association) such that the investors are entitled to appoint (out of a board of directors not exceeding ten members) four directors as long as they hold (in aggregate) 80 million shares; three directors as long as they hold 60 million shares; two directors as long as they hold 40 million shares; and one director as long as they hold 20 million shares.

4.	It was agreed that the Investors’ rights to appoint the majority of the members of the Board’s nominations committee, which recommends the appointment of the remaining members of the Board, and the appointment of the Chairman of the Board will be maintained as long as the Investors hold, in aggregate, at least 55 million shares.

5.	The Investors undertook not to take any steps that will lead to a breach of the terms of the debentures (series 2006) regarding change of control as long as the balance of the debentures is € 100 million par value or until 20 months from the closing date have elapsed, whichever is earlier. ATR was to announce a purchase offer for the said debentures at a price equivalent to 95% of their par value, at a total cost of up to € 120 million.

In 2009, the Company recognized a gain from bargain purchase, amounting to € 116 million (NIS 631 million), due to acquisition of ATR shares on the stock exchange, and due to the issuances of shares in January and December 2009, as described above. This amount includes € 23.2 million (NIS 123 million) from realization of the remainder of the Underwriting Commitment as of December 31, 2008. The Company also recognized in 2009 a gain from the exchange of convertible debentures of ATR in January and December 2009, amounting to €190 million (NIS 1,055 million), which was included in finance income.

The Company accounted for the Underwriting Commitment, the remaining warrants and the conversion component of the debentures until their exercise date, as derivatives measured at fair value through profit or loss. In 2009, the Company recognized a gain of approximately € 15.2 million (approximately NIS 84 million) relating to the remeasurement of the warrants and the conversion component of the debentures.

Commencing from the closing date of the original investment agreement (August 1, 2008), the Company accounted for its investment in ATR in the financial statements using the equity method, since the original investment agreement conferred on the Company significant influence over ATR.

Based on the Investors’ rights pursuant to the agreements with ATR and ATR’s articles of association, as amended under the exchange agreement described above, and based on the increase in the Investors’ interest in ATR following the exchange agreement above the threshold of 1/3 in ATR’s voting rights in a manner that ATR’s articles of association cannot be amended without the Investors’ approval, commencing at the closing date of the exchange agreement, the Investors jointly control ATR, even though their joint holdings in the voting rights of ATR on that date were less than 50%. Since a joint control agreement is in place between the Company and CPI, as described in Note 26a(4), the Company proportionately consolidates ATR in its financial statements beginning at the end of 2009.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

The fair values of the net identifiable assets of ATR at the closing date of the exchange transaction (December 1, 2009), according the Company’s share, were as follows:

Fair value
NIS in millions
Net assets acquired	3,794
Investment previously presented at equity	1,386

Net assets acquired	2,408
Gain from bargain purchase	(220)

Total acquisition cost *)	2,188

*)	The cost of the exchange transaction represents the fair value of the debentures and warrants of ATR.

During 2011 the Company through wholly-owned subsidiaries, purchased approximately 6.0 million ATR shares (1.6% of ATR’s share capital) during the trade on the Vienna stock exchange for total consideration of EUR 20.8 million (NIS 103 million). As a result of the purchases the Company recognized a gain from bargain purchase amounting to EUR 15.7 million (NIS 77 million), measured as the difference between the fair value of ATR’s net identifiable assets acquired and the consideration paid and presented in other income.

As of December 31, 2011, the Company owns through wholly-owned subsidiaries 117.9 million shares of ATR, which constitute 31.6% of the share capital and voting rights of ATR. To the best of the Company’s knowledge, CPI owns, as of December 31, 2011, about 72.5 million shares of ATR, representing about 19.4% of the share capital and voting rights of ATR.

As for lawsuits filed with regards to the investment in ATR, and the engagement in a compromise agreement refer to Note 26d.

As for the purchase of additional 6.7 million ATR shares after the reporting date, see Note 40h.

h.	Investment in Royal Senior Care LLC (“RSC”)

As part of the Company’s investments in the senior housing facilities sector in the United States, a wholly-owned subsidiary of the Company (the “Subsidiary”) entered into a joint venture partnership (50%) in January 2002 with a third party in two companies (one develops and owns the properties (“RSC Property Company”) and the other manages them) that are accounted for using proportionate consolidation. In September 2008, the Subsidiary signed an agreement to acquire an additional 10% of the share capital of the RSC property company. As a result of this transaction, the Group’s interest in RSC Property Company increased to 60%. The Company continues to proportionately consolidate RSC, since the joint control agreement over RSC is still in effect. As of December 31, 2011 and 2010, the balance of the Company’s investments in these companies, including in equity and loans, amounted to NIS 211 million and NIS 194 million, respectively.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

i.	Investment in ProMed Properties Inc. (“ProMed”)

The Company owns, through a wholly-owned subsidiary 100% interest in a private company which is engaged in the medical office buildings sector in the United States. As of December 31, 2011 and 2010, the Company had invested approximately NIS 640 million and NIS 471 million, respectively, in equity of ProMed. The Group consolidates ProMed in its financial statements, since it controls ProMed.

j.	Investment in Gazit Europe (Netherlands) BV (“Gazit Europe”)

The Company owns, through a wholly-owned subsidiary incorporated in the Netherlands a 100% interest in a private company incorporated in Germany, which is engaged in the shopping center sector in Germany. As of December 31, 2011 and 2010, the Company had invested in Gazit Europe in equity and loans approximately NIS 350 million and NIS 305 million, respectively. The Group consolidates Gazit Europe in its financial statements, since it controls Gazit Europe.

k.	Investment in Gazit-Globe Israel (Development) Ltd. (“Gazit Development”)

A direct investment in a private company engaged in the shopping centers sector in Israel and other countries (as of December 31, 2011 also in Bulgaria and Macedonia) and in which the Company’s interest is 75%. As of December 31, 2011 and 2010, the Company had invested in Gazit Development in equity and loans, approximately NIS 2,328 million and NIS 2,292 million, respectively (refer also to Note 26a(3)). The Group consolidates Gazit Development in its financial statements, since it controls Gazit Development.

l.	Investment in Gazit Brazil Ltda. (“Gazit Brazil”)

The Company owns, through a wholly-owned subsidiary a 100% interest in a private company incorporated in Brazil who is engaged in the shopping centers sector in Brazil. As of December 31, 2011 and 2010, the Group had invested in Gazit Brazil in equity and loans approximately NIS 531 million and NIS 536 million, respectively. The Group consolidates Gazit Brazil in its financial statements, since it controls Gazit Brazil.

m.	Investment in Acad Building and Investments Ltd. (“Acad”)

In September 2007, a wholly-owned subsidiary of the Company acquired 50% of the share capital and voting rights of Acad, thus obtaining joint control over Acad, for a consideration of approximately NIS 184 million. Since the acquisition date, Acad has been accounted for as a jointly controlled entity, using proportionate consolidation.

Acad’s primary activity is the direct and indirect holding of the share capital and voting rights of U. Dori Ltd. (“Dori Group”), a public company listed on the Tel-Aviv Stock Exchange which is primarily engaged in the development and construction (both as an initiator and as a contractor for third parties) of residential and commercial buildings and as a contractor performing construction contracts in the field of infrastructure. Dori Group operates in Israel and in Eastern Europe. Dori Group is also operating (along with others) to build a power station in Israel for the production of electricity. Besides the holdings in Dori Group, Acad had a construction contracts activity in Nigeria (50%) that was sold after the reporting date with estimated gain of NIS 10 million, and owns 26% interest in an income producing property in Israel (26%).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

On March 10, 2011 the other shareholders of Acad at that time (the “Partners”) submitted an offer to the Company, to buy or sell 50% of Acad’s share capital, according to the Buy and Sell (“BMBY”) mechanism set out in Acad’s shareholders agreement. On April 3, 2011 the Company notified the Partners that it would purchase their 50% interest in Acad at the price indicated in their offer (NIS 82 million (the “transaction price”) reflecting a total value of NIS 164 million for Acad). On April 17, 2011 the transaction closed and commencing on that date Acad is fully consolidated in the Company’s financial statements.

The acquisition was accounted for as a business combination achieved in stages under IFRS 3, with the previously owned interest in Acad revalued to its fair value at the acquisition date according to the transaction price. As a result of such revaluation, the Company recognized a NIS 31 million loss (including the currency translation reserve realization amounted to NIS 12 million) charged to profit or loss.

The Company engaged an external valuer to execute a provisional allocation of the purchase price to Acad’s net identifiable assets at the acquisition date. The fair value of the identifiable assets and liabilities of Acad at the acquisition date are as follows:

Fair value
NIS in million
Cash and cash equivalents	150
Inventory of buildings and apartments for sale	819
Other current assets	674
Non-current assets	311

1,954

Current liabilities	1,152
Non-current liabilities	343
Non-controlling interests	269

1,764

Net assets acquired	190
Gain from bargain purchase	(26)

Total acquisition cost	164

On June 6, 2011, the Company completed an agreement for the sale of 100% of Acad’s share capital to Gazit Development, in which it holds a 75% interest in consideration for NIS 200 million, including NIS 20 million for the assignment of loans that were granted to Acad by the Company.

Acad’s revenues and net income for 2011, which were consolidated in these financial statements, totaled NIS 1,257 million and NIS 54 million, respectively.

The Company’s total revenues and net income for 2011, assuming a full consolidation of Acad as from the beginning of 2011, totaled NIS 6,673 million and NIS 1,897 million, respectively.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

In January 27, 2011, Dori Energy (a wholly-owned subsidiary of Dori Group), which owns 18.75% of the share capital of Dorad Energy Ltd., completed a share issuance of 40% of its share capital and granted a call option with a fair value of NIS 0.4 million, to purchase additional 10% of its share capital, to Alumey Clean Energy Ltd., in consideration for NIS 50 million. As a result of the share issuance, and due to the loss of control over Dori Energy, Dori Group has recognized a NIS 60 million gain, which is presented in the other income section (the Company’s share—NIS 22 million). After the transaction, Dori Energy is proportionately consolidated in the financial statements of Dori Group.

Carrying amounts and market values in respect of the investment in Dori Group:

	December 31, 2011		December 31, 2010
	Carrying amount*)	Market value	Carrying amount*)	Market value
	NIS in millions
Shares (Company’s share)	156	84	67	104

*)	Includes fair value adjustments upon acquisition. As of December 31, 2011 the investment is accounted for in Gazit Development’s books.

As of December 31, 2011, Acad holds 73.8% of the share capital of Dori Group and consolidates Dori Group in its financial statements. The Company’s share of Acad’s ownership of Dori Group is 55.4% (50.8% on a fully diluted basis). The market price of Dori Group shares as of December 31, 2011 was NIS 1.32 and close to the date of approval of these financial statements—NIS 1.325. The number of Dori Group’s shares outstanding as of December 31, 2011 is 115.3 million. At the reporting date, 1,905 thousand share options which were granted to officers in Dori Group are outstanding. The share options are exercisable into Dori Group shares at an exercise price of NIS 3.87, and expire during 2012.

As for rights offering completed by Dori Group after the reporting date, with participation of Gazit Development, see Note 40b.

n.	Summarized information from financial statements of jointly controlled entities

The Group’s share of jointly controlled entities’ balance sheets based on the share of interests held at the reporting date was as follows:

	December 31
	2011	2010
	NIS in millions
Current assets	948	1,629
Non-current assets	6,188	4,475
Current liabilities	(537)	(1,017)
Non-current liabilities	(1,771)	(1,204)

Net assets *)	4,828	3,883

*)	Includes fair value adjustments upon acquisition.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Group’s share of jointly controlled entities’ operating results based on the share of interests held during the year:

	Year ended December 31
	2011	2010	2009
	NIS in millions
Revenues	868	1,222	818
Operating expenses, net	363	861	770

Operating income	505	361	48
Financial expenses, net	(107)	(90)	(57)
Taxes on income (tax benefit)	53	34	(7)

Net income (loss)	345	237	(2)

o.	Supplementary information for investees directly owned by the Company:

	Country of	Holding stake in equity and in voting	Investment carrying amount	Loans	Guarantees **)
	incorporation	rights	December 31, 2011
		%	NIS in millions
MGM (USA) Inc. *)	USA	100	622	2,653	513
Gazit Canada Inc. *)	Canada	100	4,546	350	598
Gazit Gaia Limited	Jersey	100	161	394	—
Gazit Midas Limited	Jersey	100	1,569	1,356	—
Gazit Europe (Asia) B.V.	Netherlands	100	153	161	—
Gazit Globe Holdings (1992) Ltd.	Israel	100	(128)	297	—
G.G. Development Ltd.	Israel	100	105	—	—

*)	Owned via an inactive wholly-owned company, as well as directly by the Company.
**)	These amounts represent the principal of the credit facility and debentures for which unlimited guarantees have been provided. Utilization of this facility (including debentures) as of the balance sheet date amounted to NIS 708 million, Refer also to Note 26b(3).

p.	Applicable laws in some of the investee’s jurisdictions place customary conditions on payments of dividends, interest and other distributions to equity holders by such investee. These conditions include a requirement that the investee have sufficient accumulated earnings or that certain solvency requirements are met before a distribution can be made. The Group does not consider any of these customary conditions to be a significant restriction.

q.	For pledging of part of the shares of investees to secure Group liabilities, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	OTHER INVESTMENTS, LOANS AND RECEIVABLES

a.	Composition:

	December 31
	2011	2010
	NIS in millions
Loan held to maturity (1)	173	—
Loans to co-owners in development projects (2)(3)	47	72
Loans to joint venture partners	—	61
Tenants	8	5
Purchase contract deposits and related costs	43	36
Other non-current deposits (4) (5)	70	39
Government institutions	17	32
Associates (6)	48	*) 50
Related party (Note 38c(4)d)	—	2
Jointly controlled entity	—	10
Others	2	*) 8

	408	315
Less— current maturities	—	34

	408	281

*)	Reclassified.

(1)	U.S.$ 45.0 million mezzanine loan granted by EQY, secured by seven California shopping centers with aggregate fair value of U.S.$ 272 million, subordinated to total U.S.$ 180 million loans secured by these properties. The loan matures in July 2013, subject to the borrower’s ability to extend the maturity date for three additional one year periods. The loan bears annual LIBOR based interest (9.21% at the reporting date).

(2)	Loans and mortgages amounted to C$ 8.3 million (NIS 31 million) provided by FCR to co-owners in properties under development for their share in financing the development in these co-ownerships. The loans bear an average annual interest rate of 8.6%. The loans are secured by the partners’ rights in the properties.

(3)	Loan amounted to € 10 million (in the consolidated accounts NIS 16 million) granted by ATR to its partner in development project and bears Euribor based interest rate which was 3.03% at the reporting date.

(4)	Includes a non-interest bearing deposit of approximately U.S.$ 5 million (approximately NIS 19 million), used to secure aircraft lease payments by a subsidiary (refer to Note 26a(5)).

(5)	Includes deposits of approximately NIS 51 million in favor of providers of mortgages, in order to secure the performance of renovations and the payment of property taxes on the mortgaged properties, so as to maintain their value, which partially bear annual interest rate at 0.2%—0.39%.

(6)	A loan granted by ATR to its associates amounting to € 30.6 million (in the consolidated accounts NIS 48 million), bears 6.7% annual interest, denominated in Polish Zloty and secured by land mortgage.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	OTHER INVESTMENTS, LOANS AND RECEIVABLES (Cont.)

b.	Maturity dates

	December 31
	2011	2010
	NIS in millions
Year 1 - current maturities	—	34
Year 2	189	22
Year 3	16	82
Year 4	7	10
Year 5	14	4
Year 6 and thereafter	49	19
Undetermined	133	144

	408	315

c.	As for the linkage basis of other investments, loans and receivable, refer to Note 37.

NOTE 11:-	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Composition:

	December 31
	2011	2010
	NIS in millions
Shares traded in the U.S. and Canada	61	90
Traded debentures	6	—
Participating units in private equity funds (1) (2)	314	170

	381	260

Classified within current assets	67	42
Classified within non-current assets	314	218

	381	260

(1)	A wholly-owned U.S. subsidiary of the Company invested a total of approximately U.S.$ 4.1 million (NIS 15.6 million) in three American investment funds. As of the reporting date, the Company subsidiary’s outstanding investment commitment in these funds amounted to U.S.$ 1.3 million (NIS 5.1 million).

In addition, a wholly-owned Canadian subsidiary of the Company invested C$ 1.9 million (NIS 7.2 million) in a real estate investment fund.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	AVAILABLE-FOR-SALE FINANCIAL ASSETS

(2)	In August 2007, a wholly-owned subsidiary of the Company entered into an investment agreement with Hiref International LLC, an Indian real estate investment fund registered in Mauritius (the “Fund”). The Fund was established at the initiative and under the sponsorship of HDFC group, one of the largest financial institutions in India. According to the investment agreement, the subsidiary will be one of four anchor investors in the Fund. According to the Fund’s articles of incorporation and investment agreements, the Fund will invest, directly and indirectly, in real estate companies that operate in the development and construction sectors, as well as in other synergistic fields. The Fund has received commitments amounting of U.S.$ 750 million and the Company has undertaken to invest an amount of approximately U.S.$ 110 million in the Fund. HDFC group will make a co-investment of approximately U.S.$ 50 million alongside the Fund. The Fund has a term of nine years, with two one-year optional term extensions. As of December 31, 2011, the Company’s outstanding investment commitment amounted to approximately U.S.$ 16 million (approximately NIS 60 million).

As of December 31, 2011, the Fund is engaged in investment agreements for 14 projects with total investment of approximately U.S.$ 577 million, of which it had actually invested approximately U.S.$ 475 million.

The fair value of the investments is derived from the Fund’s Net Asset Value as presented in the Fund’s financial statements prepared according to IFRS, and amounts to NIS 292 million and NIS 150 million as of December 31, 2011 and 2010, respectively.

NOTE 12:-	INVESTMENT PROPERTY

a.	Movement:

	December 31
	2011	2010
	NIS in millions
Balance as of January 1	43,634	42,174

Acquisitions and capital expenditures	6,853	2,781
Initially consolidated investees	2,398	—
Transfer from investment property under development, net	942	330
Dispositions	(2,728)	(250)
Transfer to assets classified as held for sale	(616)	(187)
Transfer to inventory of buildings	(12)	—
Transfer from fixed assets	—	22
Valuation gains, net	1,684	1,050
Foreign exchange differences	2,472	(2,286)

Balance as of December 31	54,627	43,634

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INVESTMENT PROPERTY (Cont.)

b.	Investment properties primarily consist of shopping centers, other retail sites and medical office buildings. The Group presents properties under redevelopment within investment property. Investment properties are stated at fair value, which has been determined based on valuations principally performed by external independent appraisers (47% as of December 31, 2011 and 68% during 2011—in fair value terms) with recognized professional expertise and vast experience as to the location and category of the property being valued. Fair value has been determined based on market conditions, with reference to recent observable real estate transactions involving properties in similar condition and location as well as using valuations techniques such as the Direct Income Capitalization Method and the Discounted Cash Flow Method (“DCF”), in accordance with International Valuation Standards (IVS), as set out by the International Valuation Standards Committee (IVSC) or in accordance with the Royal Institution of Charted Surveyors (the “RICS”) Valuation standards (the “Red Book”) published by the RICS. Approximately 1% of the investment property was appraised using the comparative method. The remainder of the valuations is based on estimates on the expected future operating cash flows generated by the property from current lease contracts, which take into account the inherent risk of the cash flow, and using discount rates based on the nature and designation of the property, its location and the quality of the occupying tenants.

Following are the average cap rates implied in the valuations of the Group’s properties in its principal areas of operations:

	USA	Canada	Northern and Western Europe	Central- Eastern Europe	Israel
	%
December 31, 2011	6.9	6.3	6.4	8.4	7.5

December 31, 2010	*) 7.4	6.8	6.4	9.4	7.8

*)	Year 1 implied cap rate was 7.0%.

c.	Following is a sensitivity analysis of the valuation to changes in the most significant assumptions underlying the valuation (effect on pre-tax income (loss)):

	USA	Canada	Northern and Western Europe	Central- Eastern Europe	Israel
December 31, 2011	NIS in millions
Increase of 25 basis points in the cap rate	(474)	(811)	(485)	(94)	(71)

Decrease of 25 basis point in the cap rate	514	875	524	99	75

Increase of 5% in NOI	722	1,087	677	162	110

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INVESTMENT PROPERTY (Cont.)

d.	Ownership rights

As of December 31, 2011, ownership rights of the properties (excluding in Israel) are registered under the name of the investees, according to the registration regulations in their respective countries of residence, except for 18 properties with aggregate fair value of NIS 3.8 billion held under operating lease (2010—17 properties valued at NIS 3.3 billion) and 51 properties with aggregate fair value of NIS 1.7 billion held under finance lease (2010—47 properties valued at NIS 1.0 billion).

Israeli subsidiaries hold five properties under capitalized land leases from the Israel Lands Administration with aggregate fair value of approximately NIS 782 million (2010—six leased properties with a value of approximately NIS 837 million). The leases expire between 2042 and 2058. The Group has an extension option for additional 49 years with respect to three of these properties.

As for liabilities relating to lease agreements of investment property, refer to Note 23.

e.	Material properties’ disposition

On September 26, 2011 EQY announced that it had entered into an agreement to sell 36 shopping centers that are predominately located in Atlanta, Tampa and Orlando markets, comprising 360 thousand square meters for U.S.$ 473.1 million (NIS 1.8 billion). These assets were encumbered by mortgage loans having an aggregate principal balance on the agreement date of U.S.$ 177 million (NIS 0.6 billion). As a result of the transaction, which was closed in December 2011, EQY recognized a capital loss on the assets and liabilities disposed, in the net amount of U.S.$ 9 million (NIS 33 million), presented in “other expenses”.

f.	As for charges, refer to Note 29.

NOTE 13:-	INVESTMENT PROPERTY UNDER DEVELOPMENT

a.	Movement and composition:

	December 31
	2011	2010
	NIS in millions
Balance as of January 1	3,296	2,994

Acquisitions and development costs	677	928
Initially consolidated investees	50	—
Transfers to investment property, net	(942)	(330)
Transfers to assets classified as held for sale	(18)	(9)
Valuation gains (losses), net	119	(33)
Dispositions	(99)	(36)
Foreign exchange differences	136	(218)

Balance as of December 31	3,219	3,296

Composition:

Land for future development	1,808	2,132
Investment property under development *)	1,411	1,164

	3,219	3,296

*)	Consists primarily of shopping centers and other retail sites.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	INVESTMENT PROPERTY UNDER DEVELOPMENT (Cont.)

b.	The fair value of investment property under development is determined based on market conditions, using either the Residual Method or the DCF, as deemed appropriate by the Group’s management and the external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued. The estimated fair value is based on the expected future operating cash flows from the completed project using yields adjusted for the relevant development risks, including construction risk and lease up risk, that are higher than the current yields of similar completed property. The remaining estimated costs of completion are deducted from the estimated value of the completed project, as above. All estimates are based on local market conditions existing at the reporting date.

Land for future development is measured at fair value, using primarily the Comparative Method, i.e. based on comparison data for similar properties in the vicinity with similar uses, applying necessary adjustments (for location, size, quality, etc.), and in cases where comparison transactions are not available, using the Residual Method as above.

When using the Comparative Method the Group and the external valuers rely on market prices, applying necessary adjustments, to the extent that such information is available (27% of land valuations in fair value terms, as of the reporting date). However, when such information is not available, the Group uses valuation techniques (Residual Method or DCF) based on current market yields to which necessary adjustments are applied.

As of December 31, 2011, the fair value of approximately 30% of the investment property under development and land in fair value terms have been obtained by independent external appraisers, and the remainder was performed internally using acceptable valuation techniques.

c.	During 2011, the Group capitalized to property under development borrowing costs amounting to NIS 88 million (in 2010—NIS 119 million) and direct incremental costs, including payroll expenses, amounting to NIS 33 million (in 2010—NIS 42 million).

d.	Below is a sensitivity analysis of the fair value of investment property under development, excluding projects and lands that were appraised by Comparative Method (impact on pre-tax income (loss)):

	USA	Canada	Northern and Western Europe	Central- Eastern Europe	Israel
December 31, 2011	NIS in millions
Increase of 5% in expected project cost	(14)	(35)	(1)	(148)	(1)

Increase of 5% in expected NOI	20	44	4	213	—

Increase of 25 basis points in the cap rate	(46)	(32)	(2)	(125)	—

Decrease of 25 basis points in the cap rate	60	35	2	132	—

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	INVESTMENT PROPERTY UNDER DEVELOPMENT (Cont.)

e.	As of December 31, 2011, Israeli resident subsidiaries have two land plots under capitalized leases with a total value of NIS 79 million (2010—three land plots in a total value of NIS 111 million) for periods of 49 years which expire between 2048-2055, with an extension option for an additional 49 year with respect to one land. Foreign subsidiaries hold 14 land plots under leasehold in aggregate value of NIS 391 million (2010—14 land plots under leasehold in aggregate value of NIS 336 million).

f.	As for charges, refer to Note 29.

NOTE 14:-	NON-CURRENT INVENTORY

Composition:

	December 31
	2011	2010
	NIS in millions
Land for residential projects located in:

Israel	23	10
Poland	29	—
Bulgaria	—	7

	52	17

In part of the land plots the Group operates to change the building rights to residential.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	FIXED ASSETS, NET

Fixed assets include mainly buildings, predominantly senior housing facilities in the U.S. and office buildings partly used by the Group, which do not meet the criteria for classification as investment property.

a.	Composition and movement:

	December 31
	2011	2010
	NIS in millions
Cost:
Balance as of January 1	723	791
Acquisitions	36	24
Transfer to investment property	—	(24)
Disposals	(1)	(28)
Initially consolidated companies	83	—
Foreign exchange differences	39	(40)

Balance as of December 31	880	723

Accumulated depreciation:
Balance as of January 1	197	185
Depreciation	41	38
Disposals	(1)	(7)
Transfer to investment property	—	(2)
Initially consolidated companies	48	—
Foreign exchange differences	10	(17)

Balance as of December 31	295	197

Revaluation reserve (b):
Balance as of January 1	107	109
Revaluation	59	25
Disposals	—	(27)

Balance as of December 31	166	107

Depreciated cost as of December 31	751	633

Of which senior housing facilities	573	497

b.	Revaluation of senior housing facilities:

RSC, a jointly controlled entity, uses the revaluation model to measure senior housing facilities at fair value. The fair value is measured using external independent appraisers with vast experience as to the location and category of the property being valued. A revaluation reserve, with a balance of approximately NIS 166 million as of December 31, 2011 (approximately NIS 98 million net of tax) and approximately NIS 107 million as of December 31, 2010 (approximately NIS 70 million net of tax), arises due to such measurement. In determining fair value of senior housing facilities, the appraisers apply primarily the Income Capitalization approach applying discount rates, which reflects the market conditions of each property at the reporting date with excluding the business value implied in the valuation. Such measurement contains average implied cap rates of 8.0% and 8.2% as of December 31, 2011 and December 31, 2010, respectively.

c.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	GOODWILL AND OTHER INTANGIBLE ASSETS

Composition and movement:

	Goodwill (1)	Brand name (2)	Order backlog(3)	Other	Total
	NIS in millions
Cost:
Balance as of January 1, 2010	281	16	4	14	315
Additions	—	—	—	3	3
Disposals	(6)	—	(4)	(3)	(13)
Foreign exchange differences	(20)	—	—	*) —	(20)

Balance as of December 31, 2010	255	16	—	14	285
Additions	22	16	80	8	126
Disposals	(9)	(16)	—	(15)	(40)
Foreign exchange differences	15	—	—	1	16

Balance as of December 31, 2011	283	16	80	8	387

Accumulated amortization and impairment losses:
Balance as of January 1, 2010	103	8	4	1	116
Amortization	—	1	—	4	5
Disposals	(6)	—	(4)	(1)	(11)
Impairment loss	42	—	—	—	42
Foreign Exchange differences	(3)	—	—	*) —	(3)

Balance as of December 31, 2010	136	9	—	4	149
Amortization	—	1	32	6	39
Disposals	—	(9)	—	(8)	(17)
Impairment loss	38	—	—	—	38
Foreign Exchange differences	8	—	—	*) —	8

Balance as of December 31, 2011	182	1	32	2	217

Net carrying amount
As of December 31, 2011	101	15	48	6	170

As of December 31, 2010	119	7	—	10	136

*)	Represents an amount of less than NIS 1 million.

(1)	Goodwill has been predominantly recognized due to the acquisition of shares from owners of non-controlling interests as well as to the Group participation in share offerings in these companies, in transactions occurring before December 31, 2009 in EQY, FCR, CTY and also due to the acquisition of CapCo by EQY (see Note 9c(11)). Each of the above companies is considered a separate cash-generating unit (CGU) for impairment purposes and for each, the recoverable amount was determined as of the reporting date. The goodwill allocated to the investment in EQY and CTY, was adjusted for the difference between the carrying amount of the deferred tax liabilities arising on the investment properties and their economic value. In respect of FCR, the recoverable amount is determined based on the market price of the shares.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

During 2011, the Company recorded impairment losses of goodwill amounting to NIS 38 million, compared to NIS 42 million in 2010 and NIS 31 million in 2009.

The carrying amount of goodwill by cash-generating units:

	EQY	CTY	FCR	Other	Total
	NIS in millions
December 31, 2011	52	5	44	—	101

December 31, 2010	27	41	42	9	119

(2)	A brand name recognized in a business combination which is attributed to the brand name “U. Dori” (in Israel). The brand name is amortized on a straight-line basis over 10 years according to its estimated useful life.

(3)	Order Backlog which was recognized for projects of Dori Group that are planned to be performed over 2011 and 2012, reflects the value of the economic benefits implied therein as of the acquisition date of Dori Group, and is being amortized on a straight line basis over the planned projects life.

NOTE 17a:-	CREDIT FROM BANKS AND OTHERS

a.	Composition:

		Weighted average interest rate as of
		December 31	December 31
		2011 *)	2011	2010
	Denomination	%	NIS in millions
Credit from banks:	CPI Linked NIS	1.9	74	3
	Unlinked NIS	5.6	95	80
	U.S.$	—	—	33
	C$	1	35	68
		€6.8	37	—
Credit from financial institutions and others:		€2.0	242	58
	U.S.$	20.0	14	—

Total short-term credit			497	242

*)	For part of the loans, the interest rate is linked to the Euribor rate, the Israeli Prime rate or the local Libor rate.

b.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17b:-	CURRENT MATURITIES OF NON-CURRENT LIABILITIES

Composition:

		December 31
	Refer to	2011	2010
	Note	NIS in millions
Current maturities of debentures	20	1,318	1,378
Current maturities of convertible debentures	21	80	10
Current maturities of non-current liabilities	22	2,231	1,655

		3,629	3,043

NOTE 18:-	TRADE PAYABLES

a.	Composition:

	December 31
	2011	2010
	NIS in millions
Open accounts and accrued expenses	737	471
Checks payable	114	44

	851	515

b.	Trade payables do not bear interest. As for linkage basis of trade payables, refer to Note 37.

NOTE 19:-	OTHER ACCOUNTS PAYABLE

a.	Composition:

	December 31
	2011	2010
	NIS in millions
Interest payable	508	285
Government institutions	94	95
Deferred income and deposits from tenants	106	106
Employees	57	42
Related parties (Note 38c)	—	40
Dividend payable to non-controlling interests	65	59
Payables for real estate transactions	117	30
Warranty provision	16	5
Advances received	1	10
Commitment to purchase marketable securities	77	7
Accrued expenses	130	121
Other payables	169	139

	1,340	939

b.	As for linkage basis of other accounts payable, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES

a.	Composition:

			Outstanding	Nominal	Effective	Carrying amount
			par value	Interest	interest	December 31
			amount	rate	rate	2011	2010
	Irem	Denomination	NIS in millions	%	%	NIS in millions
Debentures (series A)		U.S.$	332	6.50	6.18	264	287
Debentures (series B)			€170	3.62	3.44	154	149
Debentures (series C) *)		Israeli CPI	1,150	4.95	4.88	1,387	1,504
Debentures (series D) *)	b3	Israeli CPI	1,884	5.10	5.03	2,173	2,120
Debentures (series E) *)		NIS	556	3.15	3.66	541	539
Debentures (series F) *)		NIS	1,424	6.40	6.73	1,414	1,410
Debentures (series I) *)		Israeli CPI	1,439	5.30	5.58	1,646	1,607
Debentures (series J)	b4	Israeli CPI	605	6.50	6.36	669	653
Debentures (series K)	b1	Israeli CPI	451	5.35	5.48	448	—
Non-listed debentures		Israeli CPI	10	5.65	5.84	12	23
Non-listed debentures of wholly owned subsidiary		Israeli CPI	33	5.10	5.86	40	77
Non-listed debentures of wholly owned subsidiary *)		Israeli CPI	50	4.57	4.98	58	57
EQY debentures	c	U.S.$	2,640	6.06	6.24	2,620	2,426
FCR debentures	d	C$	4,663	5.49	5.63	4,639	3,960
CTY debentures	e		€196	5.10	5.46	196	187
ATR debentures	f	€/Czech Krona	388	4.50	5.02	358	396
Debentures (series C) of Dori Group		Israeli CPI	22	6.25	7.00	28	27
Debentures (series D) of Dori Group		Israeli CPI	94	8.90	9.12	108	68
Debentures (series E) of Dori Group		NIS	100	7.28	8.35	100	49
Debentures (series F) of Dori Group		Israeli CPI	184	6.80	6.64	196	94
Dees (series A+B) of Ronson		Polish Zloty	49	9.48	9.48	49	—

			16,440			17,100	15,633

Less—current maturities of debentures						1,318	1,378

						15,782	14,255

*)	As for cross currency swaps transactions entered in respect of part of the debentures, refer to Note 37.

Maturity dates

	December 31, 2011
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6 and thereafter	Total
Denomination	NIS in millions
NIS	566	283	316	67	282	541	2,055
Israeli CPI	296	480	234	617	604	4,534	6,765
U.S.$	82	44	979	455	446	878	2,884
C$	374	363	748	467	—	2,687	4,639
	€—	140	51	137	52	129	509
Czech Krona	—	—	—	199	—	—	199
Polish Zloty	—	—	49	—	—	—	49

	1,318	1,310	2,377	1,942	1,384	8,769	17,100

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES (Cont.)

b.	Additional information on the Company’s debentures:

1.	On September 5, 2011 the Company completed by way of a shelf offering report, an initial public issuance of NIS 451 million par value debentures (series K) for net consideration of NIS 446 million. The debentures (series K) are linked to the Israeli Consumer Price Index (principal and interest), bear fixed annual interest at the rate of 5.35%, payable twice a year on March 31 and September 30 and are payable in five principal payments as follows: the first payment of 10% of the principal, payable on September 30, 2018, the second payment of 15% of the principal, payable on September 30, 2020 and the third, fourth and fifth payments of 25% of the principal each, payable on September 30 of each of the years 2022-2024.

As part of the issuance of debentures (series K), the Company has undertaken to be in compliance with the following covenants: shareholders equity (excluding non-controlling interests) of no less than U.S.$ 500 million during every four consecutive quarters; Ratio of net financial debt to total assets of less than 80% during every four consecutive quarters; credit rating (Israeli scale) during each of the last of the said four quarters shall be not less than BBB- by S&P Maalot and Baa3 by Midroog: Absence of change of control; In addition, any event in which the Company will be required to immediately redeem its listed debenture in an amount of at least the greater of (i) NIS 300 million, and (ii) 12.5% of its shareholders’ equity (excluding non-controlling interests), would trigger immediate redemption. As of the reporting date, the Company is in compliance with the above covenants.

As for the issuance of debentures (Series K) by way of exercise of options to debentures, subsequent to the reporting date, see Note 40c.

2.	On May 19, 2011, Moody’s Midroog announced a rating upgrade for all of the Company’s series of outstanding debentures from A1 to Aa3 (Israeli scale) and confirmed its stable outlook.

On August 2, 2011, S&P Maalot confirmed an A+ rating (Israeli scale) for all of the Company’s series of outstanding debentures, with upgraded outlook forecast from stable to positive.

3.	As for the issuance of debentures (Series D) subsequent to the reporting date, see Note 40c.

4.	For a charge recorded to secure repayment of debentures (series J), see Note 29b.

c.	EQY debentures

Below is information regarding outstanding series of EQY unsecured debentures, as of December 31, 2011:

Issue date	Denomination	Interest rate	Effective interest rate	Outstanding par value amount	Year of final maturity
		%		U.S.$ in millions
2003	U.S.$	7.84	6.81	10.0	2012
2005	U.S.$	5.375	5.52	107.5	2015
2006	U.S.$	6	6.16	105.2	2016
2006	U.S.$	6.25	6.38	101.4	2017
2007	U.S.$	6	6.13	117.0	2017
2009	U.S.$	6.25	6.55	250.0	2014

				691.1

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES (Cont.)

d.	FCR debentures

Below is information regarding outstanding series of FCR unsecured debentures, as of December 31, 2011:

		Interest rate	Effective interest rate	Outstanding par value amount	Year of final maturity
Issue date/series	Denomination	%		C$ in millions
2005 A	C$	5.08	5.29	100	2012
2006 D	C$	5.34	5.51	97	2013
2007 E	C$	5.36	5.52	100	2014
2007 F	C$	5.32	5.47	100	2014
2009 G	C$	5.95	6.13	125	2015
2010 H	C$	5.85	5.99	125	2015
2010 I	C$	5.70	5.68	125	2017
2010 J	C$	5.25	5.66	50	2018
2010 K	C$	4.95	5.18	100	2018
2011L	C$	5.48	5.60	150	2019
2011 M	C$	5.60	5.60	175	2020

				1,247

e.	CTY debentures

In December 2009, CTY issued € 40 million par value unsecured debentures, for consideration equal to their par value. The debentures, listed for trading on the Helsinki Stock Exchange, bear fixed annual interest at the rate of 5.1%, and are payable in December 2014.

f.	ATR debentures

1.	Below is information regarding ATR debenture series outstanding as of December 31, 2011 (represents the Group’s share in the debentures—31.6%):

			Interest rate	Effective interest rate	Outstanding par value amount	Year of final maturity
Issue date	Denomination		%		€ in millions
2003	€		6.0	6.6	8.2	2013
2003	€		*) 5.5	5.9	20.2	2013
2005	€		4.4	5.0	12.9	2015
2005	€		*) 4.0	4.5	26.8	2017
2005		Czech Krona	*) 2.7	3.2	10.3	2015

					78.4

*)	Variable interest rate.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES (Cont.)

2.	During 2009, ATR repurchased in the market € 220 million par value debentures (series 2006). As a result, ATR recognized a gain from early redemption of debentures in the amount of approximately € 46.9 million (NIS 255 million).

During 2010, ATR completed a full purchase offer for the outstanding balance of debentures (series 2006), € 233.8 million par value, in return for € 231.3 million. As a result, the Group recognized a loss from early redemption which included the write down of remaining purchase price adjustment, in the amount of NIS 22 million.

During 2011, ATR repurchased in the Market € 34.7 million par value debentures (Series 2005 and 2003) in consideration for its par value.

3.	As for charges, refer to Note 29.

NOTE 21:-	CONVERTIBLE DEBENTURES

a.	Composition:

			Outstanding par value amount	Interest rate	Effective interest rate	Carrying amount
						December 31,
						2011	2010
Issuer	Note	Denomination	NIS in millions	%		NIS in millions
FCR (series A,B,C,D,E,F,G)	c.1	C$	1,125	*) 5.59	*) 6.84	1,056	613
CTY (series 2006)	c.2		€145	4.50	7.58	135	126
Dori Group (series B)	c.3	CPI Linked NIS	8	5.25	10.53	10	15
ATR (series 2008)	c.4		€—	—	—	—	44

			1,278			1,201	798

Less—current maturities						80	10

						1,121	788

*)	Weighted average interest rate.

b.	Maturity dates:

	December 31, 2011
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6 and thereafter	Total
	NIS in millions
FCR (series A,B,C,D,E,F,G)	70	—	—	—	250	736	1,056
CTY (series 2006)	—	135	—	—	—	—	135
Dori Group (series B)	10	—	—	—	—	—	10

	80	135	—	—	250	736	1,201

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	CONVERTIBLE DEBENTURES (Cont.)

c.	Additional information:

1.	Below is information about outstanding series of FCR unsecured convertible debentures, as of December 31, 2011:

		Interest rate	Effective interest rate	Conversion price per share	Outstanding par value amount	Year of final maturity
Issue date/series	Denomination	%		C$	C$ millions
2005 A and B	C$	5.50	6.61	17.031	19.9	2017	*)
2009 C	C$	6.25	7.64	14.313	66.8	2016
2009 D	C$	5.70	6.88	18.75	49.1	2017
2011 E	C$	5.40	6.90	22.62	57.5	2019
2011 F	C$	5.25	6.06	23.77	57.5	2019
2011 G	C$	5.25	6.66	23.25	50.0	2018

					300.8

*)	Redeemed by FCR for FCR shares on February 15, 2012, See Note 40a.

According to the terms of the convertible debentures (series A, B, C, D, E, F, G), FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR Ordinary shares. In addition, FCR is entitled to repay the debentures prior to the maturity date under certain circumstances, either in cash or in Ordinary shares.

During 2009-2011, FCR paid all interest payments in connection with its convertible debentures in FCR shares, in accordance with its entitlement as described above. During 2009, C$ 6.25 million par value FCR debentures (series A) were converted into approximately 231.5 thousand FCR shares. During 2011, C$ 205.9 million par value FCR debentures (series A, B, C) were converted into approximately 12.7 million FCR shares.

In July 2011, FCR announced a temporary reduction in the conversion price of its convertible debentures (series A and B) up to a principal amount of C$ 212.8 million, from C$ 16.425 per share to C$ 16.25 per share, for a 35 days period ended on August 16, 2011 (“the Period”). During the Period C$ 84.7 million principal amount of convertible debentures (series A and B) were converted into 5.21 million FCR shares, including C$ 74.0 million principal amount of convertible debentures that were converted into 4.55 million FCR shares by a wholly-owned subsidiary of the Company. As a result of the conversion the Company’s interest in FCR increased to 49.6%.

In November 2011, FCR announced a temporary reduction in the conversion price of its remaining convertible debentures (series A and B) from C$ 16.425 per share to C$ 16.30 per share, for a 35 days period ended on December 30, 2011 (the “Second Period”). During the Second Period C$ 106.8 million principal amount of convertible debentures (series A and B) were converted into 6.5 million FCR shares, including C$ 83.4 million principal amount of convertible debentures that were converted into 5.2 million FCR shares by a wholly-owned subsidiary of the Company. As a result of the conversion the Company’s interest in FCR increased to 50.5%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	CONVERTIBLE DEBENTURES (Cont.)

As for issuance of convertible debentures by FCR after the reporting date, see Note 40f.

2.	As of December 31, 2011, there are € 71.25 million par value convertible debentures outstanding that were issued by CTY in July 2006. The debentures bear annual interest at the rate of 4.5% and are payable in August 2013. The debentures are convertible into CTY shares for € 4.2 per share. CTY is entitled to repay the debenture principal and the interest accrued up to the repayment date in cash, under certain conditions.

As of December 31, 2011, the Company holds € 42 million par value, which constitute 59% of the aforementioned debentures, for a total consideration of € 40 million.

3.	During 2011 ATR repurchased its remaining € 20 million par value convertible debentures that were issued by ATR in August 2008 in consideration for their par value and accrued interest.

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS

a.	Composition:

	December 31, 2011
	In NIS - linked to CPI	In NIS - non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
Banks	349	5	6,943	4,935	6,038	3,195	99	21,564
Other financial institutions	—	—	37	—	529	—	—	566

	349	5	6,980	4,935	6,567	3,195	99	22,130
Less—current maturities	17	1	738	580	252	576	67	2,231

	332	4	6,242	4,355	6,315	2,619	32	19,899

Weighted average interest rate (%) (1) (2)	3.3	6.2	5.2	5.6	3.6	3.6	6.6

(1)	For part of the loans, the interest is based on the Libor rate and the Euribor rate. The above rate constitutes the weighted average interest rate based on the Libor interest and the Euribor interest as of the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

(2)	Classification of loans by fixed or variable interest rate:

	December 31, 2011
	In NIS - linked to CPI	In NIS - non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
Fixed interest rate	349	5	5,561	3,919	1,072	65	—	10,971

Weighted average effective interest rate (%)	3.3	6.2	5.8	6	5.1	3.9	—

Variable interest rate	—	—	1,419	1,016	5,495	3,130	99	11,159

Weighted average effective interest rate (%)	—	—	3.8	3.8	3.4	3.6	6.6

	December 31, 2010
	In NIS - linked to CPI	In NIS - non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
Banks	356	16	4,898	2,673	4,539	2,597	298	15,377
Other financial institutions	—	—	—	693	521	33	—	1,247

	356	16	4,898	3,366	5,060	2,630	298	16,624
Less—current maturities	10	1	341	422	192	596	93	1,655

	346	15	4,557	2,944	4,868	2,034	205	14,969

Weighted average interest rate (%)	3.1	3.6	6.0	5.7	3.1	2.3	4.1

b.	Maturity dates:

	December 31, 2011
	In NIS - non-linked	In NIS - non-linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
Year 1 - current maturities	17	1	738	580	252	576	67	2,231

Year 2	15	—	1,481	1,009	1,540	859	1	4,905
Year 3	16	3	1,612	777	1,549	625	1	4,583
Year 4	301	—	786	923	1,421	165	1	3,597
Year 5	—	1	830	569	458	970	29	2,857
Year 6 and thereafter	—	—	1,533	1,077	1,347	—	—	3,957

	332	4	6,242	4,355	6,315	2,619	32	19,899

	349	5	6,980	4,935	6,567	3,195	99	22,130

c.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

d.	Contractual restrictions and financial covenants

Certain loans and credit facilities which the Company and its subsidiaries obtained in the ordinary course of business, include customary financial and other covenants, among which are the following:

1.	The Company

a)	Ratio of actual drawn credit to value of securities (mainly marketable securities of public subsidiaries of the Company) in the range of 60% to 85%.

b)	Minimum shareholders’ equity (excluding non-controlling interests) of NIS 3.75 billion for the Company.

c)	Ratio of net financial debt to value of total assets, based on consolidated financial statements, shall not exceed 75%.

d)	Ratio of net financial debt to value of total assets, based on the separate financial statements of the Company, as adjusted, shall not exceed 77.5%-80%, based on the equity method for investments in investees.

e)	Equity attributable to equity holders of ATR shall not be less than € 1.5 billion.

f)	Ratio of equity attributable to equity holders of ATR to total assets of ATR shall not exceed 48.5%.

g)	Ratio of actual debt to value of securities (pledged CTY shares which fair value is the average of its market value and net asset value) shall not exceed 70%.

h)	Ratio of securities value (CTY shares) to actual drawn credit (as defined in the agreement) shall not be less than 1.1.

i)	The Company’s average quarterly EPRA Earnings, calculated according to the European Public Real Estate Association, over any two consecutive quarters, shall not be less than NIS 60 million.

j)	Ratio of CTY’s equity (including equity loans, but excluding minority interests, the fair value of derivatives and the tax effect thereof) to CTY’s total assets shall not be less than 30%.

k)	Ratio of CTY’s EBITDA (with certain adjustments) to CTY’s net financial expenses shall not be less than 1.6.

l)	Ratio of CTY shares used as collateral shall not be less than 30% from CTY’s share capital.

m)	Ratio of FCR’s net financial debt, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR’s EBITDA shall not exceed 14.2 and shall not exceed 13.5 over any three consecutive quarters.

n)	Ratio of FCR’s EBITDA to FCR’s finance expenses shall not be less than 1.75.

o)	Ratio of FCR’s net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of FCR’s real estate value (by the ratio of FCR’s shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters.

p)	Ratio of annual dividend from FCR shares held to secure a credit facility, to the interest expense on the credit facility over any three consecutive quarters shall not be less than 1.5.

q)	The ratio of pledged EQY shares shall not be less than 20% of EQY’s share capital on a fully diluted basis.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

r)	Ratio of interest bearing liabilities to total assets on a consolidated basis shall not exceed 75%.

s)	Ratio of dividend from EQY shares which are held as collateral, to interest expense on actual drawn credit, shall not be less than 1.25 over any three consecutive quarters.

t)	Ratio of EQY’s and GAA’s interest bearing debt, with the addition of the utilized credit out of the total credit facility, to the proportion EQY’s and GAA’s real estate value (by the ratio of EQY’s and GAA’s shares that are pledged) shall not exceed 82.5%.

u)	In accumulation: (i) Ratio of EQY’s net interest bearing debt, with the addition of utilized credit out of the total credit facilities, to EQY’s EBITDA shall not exceed 14; and (ii) Ratio of EQY’s net interest bearing debt, with the addition of utilized credit out of the total credit facilities, to EQY’s NOI shall not exceed 13.

v)	Ratio of EQY’s EBITDA to EQY’s finance expenses shall not be less than 1.65.

w)	Ratio of actual drawn credit to value of securities (EQY’s and GAA’s shares by average of market value and net asset value, which with respect to GAA attributes to real estate activity and excludes its interest in EQY) shall not exceed 70%.

x)	Ratio of actual drawn credit to average securities’ value (calculated as average of market value and net asset value) shall not exceed 60%.

2.	EQY

a)	Ratio of total liabilities to value of total assets shall not exceed 60%.

b)	Ratio of secured debt to value of total assets shall not exceed 40%.

c)	Ratio of mortgage receivables and mezzanine debt investments to total assets value shall not exceed 10%.

d)	Ratio of EBITDA to debt service (principal and interest payments) shall not be less than 1.50.

e)	Ratio of NOI from unpledged assets to interest on unsecured debt shall not be less than 1.85.

f)	Ratio of total non-income producing properties (relating to investment in vacant lands, properties under development, unconsolidated affiliates, equity securities of other entities and in mortgages) to total assets shall not exceed 35%.

g)	Total minimum assets of subsidiaries that are not wholly owned by EQY shall not exceed 20% of total assets on a consolidated basis.

h)	Tangible net worth shall not be less than approximately U.S.$ 1.5 billion plus 75% of the proceeds received from issuances of equity after September 2011.

i)	Ratio of interest bearing liabilities to total assets shall not exceed 0.6.

j)	Total development and redevelopment budgeted costs shall be less than 20% of the total assets value.

3.	FCR

a)	Ratio of Total debt to total assets ratio shall not exceed 65%.

b)	Ratio of EBITDA to interest expense ratio shall not be less than 1.65.

c)	Ratio of EBITDA to debt service (principal and interest payments) ratio shall not be less than 1.5.

d)	Net worth shall not be less than approximately C$ 1.2 billion (C$ 1.0 billion plus 75% of proceeds received from equity issuances after June 24, 2011).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

e)	Ratio of unpledged assets (excluding properties under development) to unsecured debts shall not be less than 1.3.

f)	Restriction of the amount invested in non–income producing properties (relating to investments in joint ventures and non-controlled properties, in mortgages and in construction).

g)	Ratio of secured debt to total assets shall not exceed 40%.

4.	CTY

a)	Ratio of shareholders’ equity (plus debt components with equity characteristics) to total assets shall not be less than 32.5%.

b)	Minimum debt coverage ratio (EBITDA to net interest expense) of 1.8.

5.	GAA

Some of the loans and credit facilities GAA and its wholly-owned subsidiaries receive in the normal course of business, contain financial covenants, such as debt coverage ratios, debt ratios and debt to market capitalization ratio.

6.	Gazit Development

Shareholders’ equity shall not be less than NIS 180 million linked to the Israeli CPI and not less than 25% of total assets, debt coverage ratios and debt to pledged asset’s fair value.

7.	Dori Group

With respect to its financial debt Dori Group and its investees have undertaken to comply primarily with the following financial covenants: Ratio of equity to total assets on consolidated basis in Dori Group shall not be less than 10%-15%; Ratios of equity to total assets on consolidated basis in Dori Group’s investees shall not be less than 10%-25%; U. Dori Construction Ltd. (“Dori Construction”) equity (excluding non-controlling interests) shall not be less than NIS 100 million; Dori Construction has undertaken not to pledge its assets or to transfer them to third parties.

8.	The Company’s investees have other customary financial covenants, such as debt coverage ratios for principal and/or interest, leverage ratios, ratio of NOI to debt and other customary covenants.

Furthermore, in certain loan documents of the Company and of its investees, there are customary provisions for immediate loan repayment, including: change of control in a company or in companies whose securities are pledged to secure credit, re-organization, certain material legal proceedings (including dissolution and liquidation of assets, as well as court judgments), discontinued operations, suspension of trading of securities pledged to secure credit or of securities of the Company, etc.

As of December 31, 2011, the Company and its subsidiaries were in compliance with all the aforementioned covenants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:-	OTHER FINANCIAL LIABILITIES

a.	Composition:

	December 31
	2011	2010
	NIS in millions
Tenants’ security deposits (1)	142	106
Leasing liabilities for investment properties	136	90
Conversion component of convertible debentures of a jointly controlled entity	—	*) —
Employees	2	2
Put option to acquire additional rights in joint ventures (2)	89	10
Other financial liabilities	13	6

	382	214

*)	Represents an amount of less than NIS 1 million.

(1)	Tenants’ security deposits are received to secure the fulfillment of the terms of the lease agreements. Deposits are refunded to the tenants at the end of the rental period, primarily linked to the US dollar, the Canadian dollar or the Euro.

(2)	EQY has rights in consolidated entities which own investment property, in which the other shareholders have a put option to sell to EQY their rights in these entities for cash. EQY account for such put options as financial liabilities measured at their fair value.

b.	As for the linkage basis of other financial liabilities, refer to Note 37.

NOTE 24:-	EMPLOYEE BENEFIT LIABILITIES AND ASSETS

The Group provides post-employment benefit plans. The plans are generally financed by contributions to insurance companies and are classified both as defined contribution plans and as defined benefit plans, as follows:

a.	Under labor laws and severance pay laws in Israel, Germany and Brazil, the Group is required to pay compensation to employees upon dismissal or retirement in certain circumstances. The calculation of the Company’s employee benefit liability is made based on valid employment contracts and based on the employees’ salary which, in management’s opinion, establishes the entitlement to receive the compensation.

Section 14 of the Severance Pay Law in Israel (1963) applies to part of the compensation payments, pursuant to which current contributions paid by the Group in pension funds and/or in form of insurance policies release the Group from any additional liability to employees for whom such contributions were made (defined contribution plan).

The Group accounts for that part of the postemployment benefit payments that are not covered by contributions, as described above, as a defined benefit plan for which an employee benefit liability is recognized using actuarial assumptions.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	EMPLOYEE BENEFIT LIABILITIES AND ASSETS (Cont.)

b.	The liabilities of subsidiaries in the U.S, Canada, Finland and Sweden, under the law prevailing in those countries, are normally financed by contributions to pension funds, social security, medical insurance, unemployment insurance and by payments which the employee bears (such as: insurance fees for disability insurance). Additional payments for sick leave, severance pay, vacation etc. are at each subsidiary’s discretion, unless otherwise provided for in a specific employment contract.

c.	The amounts accrued in officers’ insurance policies, in other insurance policies and in provident funds on behalf of the employees and the related liabilities are not reflected in the statement of financial position as the funds are not controlled and managed by the Company or its subsidiaries.

All of the Group’s post-employment benefit plans do not have a material effect on the Group’s financial statements.

NOTE 25:-	TAXES ON INCOME

a.	Tax laws applicable to the Group’s companies:

1.	Companies in Israel

Income Tax (Inflationary Adjustments) Law, 1985

In February 2008, the Israeli parliament passed an amendment to the Income Tax (Inflationary Adjustments) Law (1985), which limits the application of the law to the beginning of 2008 and thereafter. Since 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, among others, the cancellation of inflationary adjustments including those in respect of the additional deduction for depreciation of fixed assets, beginning of 2008.

a.	Capital gains/losses

The capital gain tax rate applicable to Israeli resident companies is the corporate tax rate, see d below.

b.	Taxation of dividend income

Pursuant to paragraph 126(b) to the Income Tax Ordinance (the “Ordinance”), income from distribution of profits or from dividends originating from income accrued or derived in Israel which was received, directly or indirectly, from another body of persons liable to corporate tax in Israel is not included in the computation of the Company’s taxable income.

Dividends that the Company receives from a foreign entity are taxed in Israel at the rate of 25% and credit is given for the tax withheld on the dividends overseas. Excess tax withheld in a foreign country on the dividends (direct credit) may be carried forward to future years over a period of not more than five years.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

Nonetheless, at the Company’s request and subject to certain conditions, the Company may elect to implement an alternative under which corporate tax will be imposed (24% in 2011) on the gross income from which the dividend was distributed (the dividend distributed plus the tax withheld and the corporate tax paid on the income in the foreign countries) and a credit will be given for the foreign tax paid on the income from which the dividend was distributed in the foreign company (indirect credit) and the tax withheld in the foreign country. It should be noted that indirect credit is given down to two levels only and is subject to certain conditions. Excess of foreign corporate tax paid on income in the foreign country (indirect credit) cannot be carried forward.

c.	Capital gain/loss from sale of shares in subsidiaries

A real capital gain by the Company on the sale of its direct holdings in one or more of the foreign companies in the Group is taxed in Israel and credit is given for the foreign tax paid overseas on the capital gain from that sale, subject to the provisions of the relevant treaty for avoidance of double taxation.

d.	Tax rates applicable to the Group companies in Israel

The rate of the Israeli corporate tax in 2009, 2010 and 2011 was 26%, 25% and 24%, respectively. A body of persons is liable to tax on a real capital gain at the corporate tax rate applicable in the year of the sale. As a temporary provision for 2006-2009, it was prescribed that, on the sale of an asset that is not a security listed on the stock exchange (except goodwill that was not paid for), which was acquired prior to January 1, 2003 and was sold by December 31, 2009 – the part of the real capital gain that is linearly attributable to the period up to December 31, 2002 would be liable to corporate tax at the rate prescribed in the Ordinance for the year of the sale, while the part of the real capital gain that is linearly attributable to the period starting from January 1, 2003 through to the date of the sale would be taxed at the rate of 25%.

On December 5, 2011, the Knesset passed the Change of the Tax Burden Law (Legislation Amendments), 2011 (the “Law”). One of the components of the Law is the cancellation, with effect from 2012, of the outline for reducing corporate tax rates. Another component of the Law is the raising of the corporate tax rate to 25% with effect from 2012. In light of the aforesaid increase in the corporate tax rate to 25%, the rate of tax on a real capital gain and the rate of tax on a real betterment have been raised correspondingly.

2.	Foreign subsidiaries

Subsidiaries which were incorporated outside Israel are subject to tax in their country of residence.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

b.	Taxation in the U.S.

Since January 1, 1995, EQY has not recognized a tax expense on income in its statements, other than tax expenses on Taxable REIT Subsidiaries’ (TRS) operations, because its tax status in the U.S. has been changed to that of a REIT, with effect from that date. The implication of this status is that income distributed to shareholders is exempted from tax. In order to maintain its status as a REIT, EQY is obligated to distribute at least 90% of its income and apply the tax on the recipients.

To the best of the Company’s management knowledge, EQY operates as a REIT as of the date of these financial statements. As stated above, in order to maintain its status as a REIT, EQY is required to distribute its income to its shareholders. The Company records a deferred tax liability in respect of temporary differences attributable to the investment in EQY based on the Group’s interests in EQY (as of the reporting date—43.4%). If EQY was not considered a REIT, it will be subject to corporate tax at the normal rates in the U.S. (Federal tax at the rate of up to 35% and State and City taxes) and similarly, in this case, it may be that the recipient will be subject to additional tax in the U.S. upon the distribution of dividends (inter alia, withholding tax) at the rate that is conditional on the place of residence for tax purposes, classification of the taxpayer as an individual or a company, and the taxpayer’s shareholding in EQY.

The remaining U.S. resident Group companies are subject to corporate tax at the normal rates in the U.S. (Federal tax at the rate of up to 35% and State and City taxes).

c.	Taxation in Canada

The taxable income of the Group companies is subject to effective corporate tax (Federal and Provincial) which ranges between 29% and 35%. This tax rate is expected to gradually decline by 2014, to a rate of between 23% and 31%. A Canadian resident company that realizes a capital gain is taxed in Canada only on half of the capital gain. Subject to certain conditions, a Canadian resident company that receives dividends may not be taxable in Canada or the dividends may have no effect on the taxable income of a Canadian resident company that receives the dividend. According to the FAPI (Foreign Accrual Property Income) rules, a Canadian resident company may be liable to tax in Canada on undistributed passive income of a foreign company and receive a relief for foreign tax imposed on this income. Generally, distribution of dividends from a Canadian resident company to a foreign resident is subject to withholding tax of 25%. Reduced tax rates may be valid based on the relevant tax treaties (if applicable). According to the tax treaty between Israel and Canada, payments of dividends and interest are subject to withholding tax of 15%.

d.	Taxation in Finland

Taxable income of CTY is taxed at 26%. Dividend distribution from CTY to the Company is subject to a reduced rate of 5% withholding tax in Finland pursuant to the treaty between Israel and Finland.

e.	Taxation in Bulgaria

The Bulgarian resident company is wholly-owned by a Dutch resident company that is wholly-owned by Gazit Development. The corporate tax rate in Bulgaria imposed on Bulgarian resident companies is 10%. The withholding tax rate applicable on distribution of dividends to the Dutch resident company by the Bulgarian resident company is 0%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

In the Netherlands, income from dividends from the Bulgarian resident company may qualify for the participation exemption. Distribution of dividends to Gazit Development by the Dutch resident company will be subject to a reduced withholding tax of 5% pursuant to the treaty between Israel and the Netherlands.

f.	Taxation in Germany

Generally, the corporate tax rate in Germany is 15.825% (assuming that the company is not subject to trade tax). Distribution of profits from a German resident partnership to the Dutch resident company partners is not liable to tax in Germany according to domestic law. Payment of interest to a foreign resident from Germany is exempt from tax in Germany according to the domestic law. Capital gains on disposition of holdings in Germany may be liable to tax in Germany, however, 95% of the gain may be tax exempt in Germany if the conditions of the German participation exemption apply.

A Dutch company is subject to a 25.5% corporate tax in the Netherlands. Under certain conditions, income of the Dutch company from its holdings in Germany would be tax exempt in the Netherlands. According to the treaty between Israel and Netherlands, distribution of dividends to an Israeli resident company by a Dutch resident company will be subject to withholding tax of 5% in the Netherlands.

g.	Taxation in Sweden

The operations in Sweden are carried out by Swedish resident companies that are held by CTY. Generally, the corporate tax rate in Sweden is 26.3%. Distribution of dividends to CTY by a Swedish resident company is subject to zero withholding tax rate, according to their domestic law subject to certain terms. Tax rate of 0% would also apply if the treaty between Sweden and Finland apply, or if the European directive is in effect.

h.	Taxation in Brazil

Operations in Brazil are carried out by holding rights of a US partnership, as a limited partner (a US-resident, wholly-owned subsidiary of the Company is the General Partner in this partnership (the “General Partner”)). The Brazilian holding company holds Brazilian resident companies which own real estate. The corporate tax rate in Brazil is 34%. The withholding tax rate upon dividend distribution from a Brazilian resident company is 0%, under domestic law provisions. The Company and the General Partner of the U.S. partnership are taxable in Israel and in the U.S., respectively, in proportion to their share of rights in the partnership.

i.	Taxation of ATR Group

1.	On January 19, 2009, a ruling was received from the tax authorities in the Netherlands, whereby no withholding tax shall apply to profit distributions to ATR from the Dutch Cooperative which holds the Dutch management company. This ruling is effective through January 19, 2013.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

2.	Taxation in Jersey

Pursuant to tax statutes in Jersey, a tax rate of 0% applies to income of the subsidiary (which holds ATR shares) and of ATR. Also, dividends and interest to a foreign resident are not subject to withholding tax in Jersey. Capital gains on disposal of shares of a Jersey Island resident company by a foreign resident are exempt from taxes in Jersey.

3.	Taxation in Cyprus

The corporate tax rate in Cyprus is 10%. Generally, dividends to a Cyprus resident company by foreign companies are exempt from tax in Cyprus, if the conditions of the participation exemption apply.

4.	Taxation in Russia

The corporate Federal tax rate in Russia is 2% and the Regional tax ranges between 13.5% and 18%. Dividends to a foreign resident by a Russian resident company are subject to withholding tax of 15% or to a lower rate by virtue of exemptions under tax treaty. According to the treaty between Russia and Cyprus, distributions of dividends to a Cyprus resident company by a Russian resident company are subject to withholding tax of 10% and, in certain cases, the withholding tax is reduced to 5%.

5.	Taxation in Poland

The corporate tax rate in Poland is 19%. Dividends to a foreign resident company by a Polish resident company are subject to withholding tax of 19% or lower by virtue of the relevant tax treaty. According to the treaty between Poland and Cyprus, distribution of dividends to a Cyprus resident company by a Polish resident company is subject to withholding tax of 10% (or to zero tax rate if an EU Directive applies).

6.	Taxation in the Czech Republic

The corporate tax rate in the Czech Republic is 19%. Dividends to a foreign resident company by a Czech resident company are subject to withholding tax of 15% or lower by virtue of the relevant tax treaty or the directives of the European Union. According to the treaty between the Czech Republic and Cyprus, distribution of dividends to a Cyprus resident company by a Czech resident company is subject to withholding tax of 0% subject to ATR conditions (or to zero tax rate if an EU Directive applies).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

7.	Taxation in Hungary

The corporate tax rate in Hungary is 19% (a reduced 10% tax rate applies, subject to certain provisions). Interest and dividend payments from a Hungarian company to a foreign resident are exempt from tax in Hungary. Sale of real estate Hungarian company would be exempt from corporate tax in Hungary, under the provisions of the tax treaty between Cyprus and Hungary.

j.	Final tax assessments

The Company has received assessments deemed final through 2003 and its wholly owned subsidiaries in Israel have received tax assessments deemed final through 2006.

k.	Disputed tax assessments

In August 2006, a final tax assessment agreement was signed between the Company and the Income Tax Authority in Israel (the: “ITA”) for tax years 2001 through 2003 (in this section below: “the assessments agreement”), following best-judgment tax assessments issued to the Company in September 2005. Pursuant to the assessments agreement, finance expenses in the amount of NIS 5 million were adjusted in the tax returns and deducted from the Company’s stated losses for the 2002 tax year. These expenses are considered a loss, to be deducted beginning in the 2004 tax year and thereafter, against gains from realizing investments. The Company’s carry forward tax losses from 2003 will amount to NIS 20.6 million. In addition, the Company was required to pay tax in the amount of NIS 2.6 million with respect to a capital gain derived outside Israel from the activity of a wholly owned foreign subsidiary. This capital gain will be added to the Company’s cost of investment for tax purposes.

On December 24, 2009, the Company received a final tax assessment with respect to the Company’s 2004 tax return. According to the final tax assessment, the ITA claim that the Company should allocate its gross finance, general and administrative expenses to specific categories of income or based on the ratio of such income to the assets that generated them, as opposed to the Company’s position that these expenses are deductible without any allocation. On January 15, 2011, the Company received a final tax assessment with respect to the Company’s 2005 tax return with similar claims by the ITA. The Company appealed the tax assessment for the years 2004-2005 to the Tel Aviv District Court. If the ITA’s position was to be fully accepted with respect to the 2004 tax year, the Company would recognize a NIS 5.5 million (nominal NIS in terms of December 2004) of income for tax purposes. In addition, finance expenses would be allocated to dividends received from foreign subsidiaries, utilizing loss carry forwards of NIS 73.2 million which would result in a nominal tax liability of NIS 360 thousand. If the ITA’s position was to be fully accepted with respect to the 2005 tax year, the Company would recognize a NIS 93.6 million of income for tax purposes. In addition, finance expenses would be allocated to dividends received from foreign subsidiaries, utilizing loss carry forwards of NIS 70 million, resulting in a nominal tax liability of NIS 31.8 million (nominal NIS in terms of December 2005).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

On December 13, 2011, the Company was issued with a best-judgment assessment for 2006 (in this section, the “Assessment”). According to the Assessment, finance, general and administrative expenses have been allocated to the Company’s income from its various sources based on the assets ratio. As a result of this allocation, expenses of NIS 58 million are non-deductible, thereby reducing the Company’s declared loss. In addition, the ITA claims that, after allocating the finance expenses as stated, the Company has finance income stemming from loans granted to Israeli companies that is not deductible. If the ITA’s position were to be fully accepted, it would result in a nominal tax liability of NIS 18.2 million (nominal NIS in terms of December 2006). Likewise, the Assessment also reflects the cancellation of loss carry forwards of NIS 41 million due to the fact that, with respect to these losses, an assessment was issued. The Company has filed an appeal against this Assessment.

The Company continues to discuss its best judgment and final tax assessments for 2004 through 2009 with the ITA in respect of these issues and regarding the manner according to which the Company receives credit for foreign taxes paid by its subsidiaries.

If the ITA’s position is fully accepted by the Company, in addition to the tax liabilities that would apply to 2004, 2005 and 2006, the Company would be subject to further tax liabilities in significant amounts also with respect to 2007 and going forward (which were not covered by the best judgment and final tax assessments which were received), and other adjustments are possible to the amount of credits available for utilization against future tax liabilities in Israel, as set forth in the final tax assessments received.

To the Company’s and its advisors’ opinion, the Company’s position, as reflected in the tax returns as filed by the Company in the respective years, is valid and well supported by the tax laws, relies on professional reasonability and on many relevant professional arguments. Thus, the Company believes that the ITA’s claims as reflected in the final tax assessments for the respective years should not be accepted. The Company estimates that the provision in its financial statements covers its exposure to the disputed tax assessments.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

l.	Disputed VAT assessments

In June 2005, the Company was issued Value Added Tax (“VAT”) assessments for the years 2003 and 2004 and part of the years 2002 and 2005 pursuant to which the Israeli VAT Authorities limited the deduction of input VAT for such periods, amounting to NIS 4 million. The Company has appealed this VAT assessment, rejecting all claims made by the VAT Authorities. In April 2006, the VAT Authorities rejected the Company’s primary arguments in the objection. However, they did accept the Company’s arguments with regard to technical errors in determining the VAT assessment amounts. Consequently, the limit on input VAT deductions was reduced to NIS 3.5 million. The Company appealed the decision of the VAT Authorities to the Tel Aviv District Court. The Company argued that there are reasons that support its position that the VAT assessments, their computation and their reasoning, are not appropriate for the nature of the Company’s activity, and therefore there is no basis for the Company’s VAT deduction to be limited. In a verdict dated January 11, 2009, the District Court rejected the Company’s appeal. The District Court ruled that the Company’s activity, as well as that conducted by its investee companies, is primarily outside of Israel, and as such does not generate transactions that are liable to VAT. Hence, instead of being able to deduct the full amount of the VAT on the inputs that serve the Company, it is only permitted to deduct 25% of the input VAT. The Company filed an appeal with the Supreme Court against the ruling of the District Court. On November 29, 2011, the Supreme Court handed down a consent judgment, whereby the Company’s appeal was accepted in part, and ruled that the Company should be permitted to deduct two thirds (66.6%) of the input VAT in the years under appeal, in accordance with Regulation 18(B)(2) of the VAT Regulations, instead of the deduction of one quarter (25%) permitted by the VAT Authorities. The judgment also noted that the State only consented to accept the appeal due to the complexity of the deliberations that the State had found itself entangled in with regard to the appeal and is preserving all its claims with regard to other tax years. The judgment also noted that the Company too is preserving its claims. Hence, the judgment is not binding on the parties, except for the years under the appeal.

Further to the VAT assessments referred to above, in March 2008, the Company received VAT assessments for 2006, 2007 and part of 2005, whereby the VAT Authorities limited input VAT deductions for these periods to a total of NIS 6 million based on the same arguments as referred to above. In April 2008, the Company appealed these VAT assessments and in March 2009, the appeal filed by the Company was rejected. Furthermore, in April 2010, the Company received VAT assessments for the period from January 2008 through October 2009 (inclusive), whereby the VAT Authorities limited input VAT deductions for this period to a total of NIS 5.3 million based on the same arguments as referred to above. The Company rejects all the arguments set forth by the VAT Authorities in this assessment. In May 2010, the Company filed an appeal against the aforesaid assessments and in April 2011, the appeal filed by the Company was rejected.

On December 14, 2011, the date for filing appeals with respect to 2006 and subsequent years (the “Subsequent Years”) was extended until March 27, 2012, in order to allow the parties time to examine the possibility of resolving the dispute between them concerning the Subsequent Years, outside the Court. As stated above, the aforementioned Supreme Court judgment is not binding on the VAT Authorities or the Company with respect to the Subsequent Years.

The Company estimates that the provision recognized in the financial statements covers its exposure with respect to the input VAT deduction.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

m.	Carry-forward losses for tax purposes as of December 31, 2011

The Company and its wholly-owned Israeli resident subsidiaries have carry-forward operating losses for tax purposes. With respect to the tax benefit associated with such losses, and with respect to other temporary differences, the Group has recognized deferred tax assets amounting to NIS 129 million (2010—NIS 99 million), which have been set off against deferred tax liability. As described above, the Company is holding discussions with the ITA regarding the tax assessments that may result in a reduction in these carry-forward losses.

Partly-owned Israeli resident subsidiaries have carry-forward operating losses for tax purposes amounting to NIS 398 million. With respect to the tax benefit associated with these losses, deferred tax assets were recognized, amounting to NIS 75 million (2010—NIS 47 million).

The Company’s Canadian resident subsidiaries have carry-forward operating losses for tax purposes amounting to NIS 655 million, in respect of which deferred tax assets of approximately NIS 178 million (2010—NIS 144 million) were recognized, which have partially set off against deferred tax liability. The carry-forward losses may be utilized over a 20-year period, which expires between 2015-2031.

The Company’s wholly-owned U.S. resident subsidiary has carry-forward operating losses for tax purposes and non deductible interest amounting to NIS 440 million, in respect of which deferred tax assets were recognized in the amount of NIS 170 million (2010—NIS 122 million), which have been set off against deferred tax liability. The carry-forward losses may be utilized over a 20-year period, which expires between 2026-2031.

The Company’s Finnish resident subsidiary and its subsidiaries have carry-forward operating losses for tax purposes amounting to NIS 96 million (2010—NIS 79 million), for which deferred tax assets have not been recognized.

ATR and its subsidiaries have carry-forward operating tax losses amounting to NIS 189 million (Group share), for which deferred tax assets were recognized (the Group’s share) in the amount of NIS 1 million (2010 – NIS 2 million).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

n.	Deferred taxes:

The composition and movement in deferred taxes are as follows:

	Investment properties and depreciable fixed assets	Carry- forward losses	Others	Total
	NIS in millions
Balance as of January 1, 2009	(1,656)	196	30	(1,430)

Charged to foreign currency translation reserve	(75)	12	6	(57)
Amounts charged to other comprehensive income (loss)	4	—	(31)	(27)
Amounts charged to other capital reserves	—	(17)	—	(17)
Initially consolidated companies and dilution of holding interest, net	(218)	8	1	(209)
Amounts charged to income statement	142	25	10	177

Balance as of December 31, 2009	(1,803)	224	16	(1,563)

Charged to foreign currency translation reserve	100	(4)	(6)	90
Amounts charged to other comprehensive loss	(9)	—	(20)	(29)
Amounts charged to other capital reserves	62	(22)	—	40
Amounts charged to income statement	(487)	100	(81)	(468)

Balance as of December 31, 2010	(2,137)	298	(91)	(1,930)

Charged to foreign currency translation reserve	(129)	17	2	(110)
Amounts charged to other comprehensive income (loss)	(21)	—	53	32
Amounts charged to other capital reserves	62	(41)	(30)	(9)
Initially consolidated companies and increase in holding interest	(227)	18	(20)	(229)
Amounts charged to income statement	(669)	119	39	(511)

Balance as of December 31, 2011	(3,121)	411	(47)	(2,757)

The deferred taxes are calculated at tax rates ranging between 12.7% and 43.9% (the tax rates applicable at the time of reversal of the temporary differences to which they relate including federal and state tax).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

The utilization of deferred tax assets is dependent on the existence of sufficient taxable income in the next years.

Deferred taxes are presented as follows:

	December 31
	2010	2010
	NIS in millions
Within non-current assets	167	99
Within non-current liabilities	(2,924)	(2,029)

	(2,757)	(1,930)

o.	Taxes on income included in the income statements

	Year ended December 31
	2011	2010	2009
	NIS in millions
Current taxes *)	32	38	37
Taxes in respect of previous years	2	3	(2)
Deferred taxes	511	468	(177)

	545	509	(142)

*)	Current income taxes include withholding tax from interest paid by foreign subsidiaries to the Company, as well as current tax expenses of foreign subsidiaries.

p.	Taxes on income credited or charged to other comprehensive income and to other equity items

	Year ended December 31
	2011	2010	2009
	NIS in millions
Gain (loss) on available-for-sale financial assets	(3)	2	10
Gain (loss) on revaluation of fixed assets	21	9	(4)
Gain (loss) on cash flow hedging transactions	(50)	18	9
Gain on step acquisition of subsidiary	—	—	12

Total charged to other comprehensive income (loss)	(32)	29	27

Charged due to transactions with non-controlling interests	(32)	(62)	—
Charged due to transactions with a controlling shareholder	41	22	17

Total charged to other equity items	9	(40)	17

	(23)	(11)	44

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

q.	Theoretical tax

Below is reconciliation between the tax expense assuming that all the income was taxed at the statutory tax rates applicable to the companies in Israel and the actual tax expense as reported in the income statement:

	Year ended December 31
	2011	2010	2009
	NIS in millions
Income before taxes on income	2,429	2,117	558

Statutory tax rate	24%	25%	26%

Tax calculated using statutory tax rate	583	529	145

Increase (decrease) in taxes resulting from permanent differences—the tax effect:

Tax exempt income, income subject to special tax rates and non deductible expenses *)	(116)	(55)	(348)
Increase (decrease) in taxes resulting from change in carry-forward tax losses for which no deferred taxes were provided, net	149	116	78
Taxes on non-controlling interest in losses (income) of subsidiary qualifies as a REIT	(190)	(39)	33
Taxes with respect to previous years	2	3	(2)
Deferred taxes due to changes in tax rates	90	(28)	(62)
Taxes with respect to Group’s share of earnings of associates, net	(11)	—	3
Difference in tax rate applicable to income of foreign companies and other differences	38	(17)	11

Taxes on income (tax benefit)	545	509	(142)

Effective tax rate	22.4%	24.0%	—

*)	Primarily with respect to income which is not taxable income, and for tax rates of 0%-12.7% expected to apply upon disposal of some of the Group’s properties, primarily in Canada.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Engagements

1.	Shareholders agreement between the Company and LIH and CSC in connection with EQY

Effective from January 2011, the Company (through its subsidiaries holding EQY shares; “Gazit”) has entered into a shareholders’ agreement with LIH and CSC (together—the “Liberty Group”) and EQY, which establishes among other things the following terms: (a) Gazit shall support the appointment of one director recommended by the Liberty Group (up to 45% of EQY’s share capital held by Gazit), while the Liberty Group undertook to support the appointment of directors recommended by Gazit; (b) the Liberty Group granted Gazit a right of first offer in the event that EQY shares or the Joint Venture Units are sold, to the extent that this right is not exercised by EQY; (c) the Liberty Group was granted a tag-along right in the event of a Group transaction that involves any change in control of EQY; and (d) the Liberty Group undertook to abstain from taking actions that may constitute an attempt to acquire control of EQY, and undertook not to purchase EQY securities above the agreed-upon threshold.

The shareholders’ agreement is in effect until the earlier of the following: 10 years from the engagement date; the date on which Gazit’s holdings decreases below 20% of the issued share capital of EQY (on fully diluted basis); the date on which Liberty Group’s holdings in EQY decreases below 3%.

2.	Shareholders’ agreement between the Company and Alony-Hetz in connection with FCR

In January 2011, the Company and Alony-Hetz entered into a shareholders’ agreement that replaced the shareholders’ agreement from October 2000. The agreement includes provisions, among others, as to mutual support of appointment of directors on FCR’s Board (up to two directors by Alony-Hetz and all other directors by the Company), the grant of tag-along rights to Alony-Hetz upon the sale of FCR shares by the Company, the Company’s drag-along right to compel Alony-Hetz to participate in the sale of its shares in FCR, a right of either party to participate in acquiring additional securities of FCR, the Company’s right of first offer in the event of a sale of FCR shares by Alony-Hetz and Alony-Hetz’s undertaking to refrain from interfering in FCR’s management or attempting to acquire control of FCR, subject to certain conditions. It was also agreed that FCR’s Board of Directors shall not include more than 15 members.

The shareholders’ agreement is in effect until the earlier of the following: 10 years; once Alony-Hetz’s holdings in FCR shares decreases below 3% of the issued share capital of FCR; or the date on which the Company’s holdings in FCR decreases below 20%.

3.	Shareholders’ agreement in Gazit Development:

According to the shareholders’ agreement in Gazit Development, the Company invested U.S.$ 85 million in Gazit Development through shareholders’ loans granted to Gazit Development (which loans are subordinated to loans from third parties). The Company is also entitled to provide Gazit Development additional financing, in lieu of bank borrowings, under conditions similar to bank borrowings.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

As of December 31, 2011, the balance of the Company’s and its wholly-owned subsidiary’s loans to Gazit Development (both shareholders’ loans and loans granted in lieu of bank borrowings, as above) totaled NIS 1,915 million. These loans are either linked to the Israeli CPI or denominated in Euro and bear annual interest at rates of between 4.4% and 7.17%.

Further, Gazit Development signed a contract with a company wholly-owned by the CEO of Gazit Development, Mr. Ronen Ashkenazi, who owns 25% of Gazit Development, pursuant to which Mr. Ashkenazi will provide management services to Gazit Development for a period of five years. During 2010, the agreement’s term expired, although the parties have continued to fulfill its terms and intend to enter into a new agreement in reasonable period.

4.	Shareholders’ agreement between the Company and CPI in connection with ATR

The Company and CPI (the “Investors”) have entered into a number of agreements regulating their relationships with regard to their investment in ATR, which include the following principles:

a.	Appointment of directors to the ATR Board is proportional to their interest in ATR shares, as it stands from time to time, based on specified thresholds. Since the Investors jointly own over 80 million ATR shares, they are entitled to appoint four directors. Based on their relative interests as of the approval date of these financial statements, each party may appoint two directors to the ATR Board. It was also agreed that subject to a minimal holding threshold (which is met as of the reporting date) of each of the investors, a consent of both sides is required for nominating the Chairman of the Board and the majority of the nomination committee’s members.

b.	The Investors undertook to vote jointly at the general meetings of ATR shareholders, and in case of disagreement—to vote against the relevant matter, for as long as each party owns at least 20 million ATR shares of the shares issued to them pursuant to the investment agreements in ATR. Should one of the parties own less than 20 million ATR shares, and at the same time the other party owns more than 20 million ATR shares, the former would be required (subject to legal requirements) to vote as directed by the latter.

c.	As part of the agreements with respect to ATR, the Investors were granted consent rights with regard to highly significant decisions pertaining to ATR, including the appointment of ATR’s CEO (“the consent rights”). Decisions subject to the consent rights are to be made jointly by the Investors, for as long as each party owns at least 20 million ATR shares. Should any of the parties own less than 20 million shares, that party’s consent rights would be terminated.

d.	Provisions regarding a right of first offer between the investors in event of shares transfer of the shares issued to them as part of the investment agreements in ATR.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

5.	In May 2007, a wholly-owned subsidiary of the Company (the “lessee”) entered into an agreement for the lease of an aircraft for business use by the Group’s executives. In consideration for the lease of the aircraft, the lessee is required to pay annual lease fees of approximately U.S.$ 2.5 million. The lease is for a period of 10 years. The lessee has an option to acquire the aircraft by the end of 5 years from the commencement of the lease in consideration for U.S.$ 32.8 million. Further, the lessee has an option to terminate the lease starting from the end of one year from the commencement of the lease with 90 days notice, subject to the conditions set in the lease. In addition, the lessee entered into an agreement with a third party who will provide operating services for the aircraft (land and air crews) in consideration for fixed annual service fees of approximately U.S.$ 0.9 million plus variable expenses based on the extent of use of the aircraft.

Based on the criteria in IAS 17, the lease was classified as an operating lease.

6.	The Group’s companies have entered into operating lease agreements with tenants occupying their properties. Minimum future lease receivables forecast as of December 31, 2011 are as follows:

	December 31,
	2011	2010
	NIS in millions
Year 1	3,132	2,597
Year 2	2,802	2,229
Year 3	2,440	1,997
Year 4	2,073	1,709
Year 5	1,701	1,442
Year 6 and thereafter	6,324	5,697

Total	18,472	15,671

7.	As for commitments with related parties, refer to Note 38.

b.	Guarantees

1.	As of December 31, 2011, the Company’s subsidiaries are guarantors for loans from various entities in respect of investment properties under development which they own together with partners and for bank guarantees which were provided in the ordinary course of their business, in the aggregate amount of approximately NIS 524 million (December 31, 2010—approximately NIS 522 million).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

2.	As of December 31, 2011 Acad and its subsidiaries granted guarantees as follows:

NIS in millions
Bank guarantees under the Apartments Sales Law in Israel	303
Bank guarantees to secure performance and quality of other contract work	455
Guarantees to secure bank credit of an associate	22
Others	221

1,001

Furthermore, Acad and Dori Group are guarantors to third parties for liabilities of their subsidiaries, amounting up to NIS 361 million.

3.	The Company is a guarantor in unlimited amount to banks to secure credit received by wholly-owned subsidiaries of the Company (refer to Note 9o) and for the repayment of non-listed debentures issued by a wholly-owned subsidiary. Wholly-owned subsidiaries of the Company guarantee loans and credit facilities obtained by the Company from banks, in an unlimited amount.

4.	As for collaterals granted to secure the guarantees, refer to Note 29.

c.	Contingent liabilities for the completion of the construction and redevelopment of properties, investments in funds and others

1.	The Company’s subsidiaries have off-balance sheet commitments for the completion of the construction and redevelopment of investment properties which, as of December 31, 2011, totaled approximately NIS 849 million (December 31, 2010—NIS 430 million).

2.	The Group has a commitment to invest in investment funds, refer to Note 11.

3.	As of the reporting date, CTY has a contingent liability to refund input VAT received of approximately NIS 300 million (December 31, 2010—NIS 243 million), should the property, subject to the input VAT, be sold to a VAT-exempt entity within 10 years, or within five years for properties acquired in Finland prior to 2008.

d.	Legal claims

1.	Several legal proceedings are pending against the Company’s subsidiaries in the ordinary course of their business including in respect of personal injury and property damage that occurred in their shopping centers and in other properties. The Company estimates that the claimed amounts are immaterial (on a stand-alone basis or on a cumulative basis) to the Company’s results, other than as specified below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

2.	In November 2010, a lawsuit, claiming to be recognized as a derivative action, in the amount of € 1.2 billion, was filed against the Company and other parties at a Jersey Island court. The lawsuit was filed by Meinl Bank (and another plaintiff), whose affiliates managed ATR and were its primary shareholders prior to the Company’s acquisition of interests in ATR in August 2008, and which was a party to the agreement for investment in ATR. Among the other defendants in the lawsuit filed by Meinl Bank were the Company’s chairman of the board, who also serves as the chairman of ATR, the Company’s former CEO who served as a director in ATR, other board members of ATR, ATR itself, and CPI. The subject of the lawsuit was the transactions which were executed between ATR and the Company and CPI during 2009, and which the plaintiffs claimed were not in the best interest of ATR, have caused it damages and resulted in unjust enrichment to the Company and CPI, and in which the defendants acted in violation of applicable law. It should be noted, that this lawsuit followed a claim filed by ATR in August 2010 in the High Court of Justice in England, against Meinl Bank and against its controlling shareholder, Julius Meinl and other affiliated parties, in an amount over € 2 billion, for losses such parties caused to ATR in connection with their management of ATR prior to the Company’s acquisition of interests in ATR (the “English Lawsuit”). In February 2011, Meinl Bank and others filed a request for arbitration in the International Court of Arbitration in Paris, against ATR, the Company and CPI. In this request Meinl Bank asked the court to order, among others, that ATR should withdraw the English Lawsuit and indemnify it in respect of all costs incurred or associated therewith.

In March 2011, Meinl Bank filed a lawsuit against the Company and the Chairman of its Board, Mr. Chaim Katzman, in the District Court of Tel-Aviv-Jaffa. The lawsuit sought declaratory relief, whereby the defendants were to be ordered to compensate Meinl Bank for any sum or remedy awarded against it in the English Lawsuit. The lawsuit also sought a pecuniary remedy, which was estimated for court fees purposes at NIS 3 million, with respect to Meinl Bank’s expenses in defending the English Lawsuit.

On June 19, 2011, the Company announced that a compromise agreement had been signed between all the parties involved in the lawsuits referred to above, including the chairman of the Company’s board and the Company’s former President, as well as other investors in ATR, in relation to all the existing disputes between the parties and to settle all the lawsuits still outstanding between them. The compromise agreement does not prescribe that any payment whatsoever is to be made by any particular party to any other party with respect to alleged losses. The compromise agreement also prescribes that ATR and Meinl Bank are to take steps to terminate certain business relationships that exist between them, including replacing Meinl Bank as the trustee for ATR’s debentures. Notwithstanding the settlement and dismissal, the Company can provide no assurance that the Company or ATR will not be subject to any further claims similar to those addressed in the derivative action by former shareholders of Meinl or by others. However, an independent committee of the ATR board comprising directors with no personal involvement in the derivative action has separately investigated the matters alleged in the derivative action. This committee, which established its own procedures and took independent legal advice, determined that there was no basis for the claims made against directors of ATR in the derivative action and no benefit to ATR in pursuing the action.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

On July 28, 2011, the prerequisites for the compromise agreement were met and the aforesaid agreement went into full effect. From the same date, the parties are taking action to withdraw all the legal proceedings still outstanding between them.

3.	As ATR noted in its financial reports as of December 31, 2011, there are criminal proceedings pending against Mr. Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in ATR, who had invested at the time of these events, has alleged that ATR is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed ATR to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force in 2006, is of uncertain application. ATR’s management believes that ATR was the victim of the events under investigation and therefore a finding of liability with respect to ATR would be inappropriate. On this basis, ATR intends to actively contest the proceedings.

4.	As for the Company’s disputed income tax and VAT assessments, refer to Note 25l and 25m above.

NOTE 27:-	EQUITY

a.	Composition

	December 31, 2011		December 31, 2010		January 1, 2010
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 1 par value each	500,000,000	*) 165,868,103	200,000,000	*) 155,413,817	200,000,000	*) 139,811,803

*)	Of which NIS 1,046,993 par value shares are held in treasury by the Company.

b.	Movement in issued and outstanding share capital

	2011	2010	2009
	Number of shares
Balance as of January 1	155,413,817	139,811,803	126,298,771
Exercise of share options	104,286	125,824	63,032
Issue of shares	10,350,000	15,476,190	13,450,000

Balance as of December 31	165,868,103	155,413,817	139,811,803

c.	The Ordinary shares of NIS 1 par value each confer upon the holders the right to receive dividends, the right to receive share distributions and the right to distributions of the Company’s assets in the event of liquidation, whether voluntary or in any other manner. Each share confers one voting right. The shares are traded on the Tel-Aviv Stock Exchange and on the New-York Stock Exchange (NYSE).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

d.	On December 14, 2011 the Company submitted a final prospectus with the U.S. Securities and Exchange Commission (“SEC”), that was published in the U.S., for initial public offering in NYSE of 10,350,000 ordinary shares in consideration for U.S.$ 93.2 million (NIS 350 million). After deducting the underwriting discounts and commissions and the offering expenses, the proceeds from the offering amounted to U.S.$ 81.6 million (NIS 313 million). The number of shares offered included the underwriters’ option to purchase additional 1,350,000 shares at the offering price that was exercised on December 16, 2011. The offering closed on December 19, 2011.

As part of the offering, Norstar Group purchased 2.5 million ordinary shares of the Company, for a total consideration of U.S.$ 22.5 million (NIS 86 million).

e.	On November 4, 2010, the Company completed a public offering of approximately 15.5 million Ordinary shares for a gross consideration of NIS 650 million (NIS 637 million net of issuance expenses). Norstar Group purchased as part of the offering 2 million shares in consideration of NIS 83 million.

f.	On October 19, 2009, the Company completed a private placement of 8.75 million shares and approximately 2.92 million warrants for proceeds of approximately NIS 293 million (NIS 33.5 per share and no additional consideration for the warrants) as follows: 1.5 million shares and 0.5 million warrants issued to the controlling shareholder in the Company, Norstar Holdings Inc., 5 million shares and approximately 1.67 million warrants issued to Psagot Provident Funds Ltd. (“Psagot”) and the remaining 2.25 million shares and 0.75 million warrants issued to related entities of Clal Insurance Company Ltd. (collectively, the “offerees”).

The warrants were non-listed and each warrant was exercisable into one ordinary share at an exercise price of NIS 39, linked to the Israeli CPI, on each day from the date of issuance through May 31, 2010. The fair value of each warrant based on the binomial model on the issuance date was NIS 2.79. The calculation of fair value assumed a share price of NIS 34.22, a weekly standard deviation of approximately 6.88%, an annual discount rate of 0% and a base interest rate of 4.2%. During 2010, all warrants expired.

g.	In June 2009, the Company completed a private placement of 4.7 million ordinary shares of NIS 1 par value each to Alony-Hetz Properties & Investments Ltd. (“Alony-Hetz”), representing approximately 3.62% of the outstanding share capital of the Company at that date (approximately 3.53% on a fully diluted basis). The proceeds of the issuance were NIS 108.1 million (NIS 23 per share). Concurrently with the issuance, a subsidiary of Alony-Hetz (the “seller”) and Gazit Canada (a wholly-owned subsidiary of the Company) entered into an agreement pursuant to which Gazit Canada purchased from the seller approximately C$ 33 million par value of FCR convertible debentures for total consideration of C$ 30.3 million (approximately NIS 103 million). As a result of the purchase, the Group recognized an early redemption gain of approximately C$ 3.9 (approximately C$ 2.0 of which was the Company’s share).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

h.	Composition of other capital reserves:

	December 31,
	2011	2010	2009
	NIS in millions
Available-for-sale financial assets	(20)	16	13
Transactions with controlling shareholder	147	83	47
Transactions with non-controlling interests	53	112	—
Share-based payment	23	24	15
Revaluation reserve of cash flow hedges	(152)	(86)	(127)
Revaluation reserve of fixed assets	98	70	71
Revaluation reserve with respect of business combination achieved in stages	—	3	4

	149	222	23

i.	Supplementary information with regard to other comprehensive income (loss)

	Year ended December 31,
	2011	2010	2009
	NIS in millions
Exchange differences on translation of foreign operations	1,135	(1,272)	1,021
Transfer to income statement with respect to disposed foreign operations	12	—	1

	1,147	(1,272)	1,022

Gain (loss) with respect to cash flow hedges	(196)	62	(52)
Transfer to income statement with respect to cash flow hedges	7	5	10
Tax effect	50	(18)	(9)

	(139)	49	(51)

Income (loss) with respect to available-for-sale financial assets	(35)	37	56
Transfer to income statement with respect to available-for-sale financial assets	(7)	(23)	(1)
Tax effect	3	(2)	(10)

	(39)	12	45

Revaluation gain (loss) on fixed assets	49	26	(12)
Tax effect	(21)	(9)	4

	28	17	(8)

Revaluation gain due to business combination achieved in stages	—	—	34
Tax effect	—	—	(12)

	—	—	22

Group’s share in net other comprehensive loss of associates	—	—	(8)

Total other comprehensive income (loss)	997	(1,194)	1,022

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

j.	Composition of non-controlling interests

	December 31,
	2011	2010	2009
	NIS in millions
Share in equity of subsidiaries *)	12,031	9,102	7,915
Share options, warrants and capital reserve from share-based payment in subsidiaries	165	106	106
Conversion option proceeds in subsidiaries	52	46	56

	12,248	9,254	8,077

*)	Including capital reserves and acquisition-date fair value adjustments.

k.	Dividends

1.	During 2011, the Company declared dividends in the total amount of approximately NIS 241 (NIS 1.56 per share). Dividends paid during 2011 totaled approximately NIS 298 million (NIS 1.93 per share).

During 2010, the Company declared dividends in the total amount of approximately NIS 211 million (NIS 1.48 per share). Dividends paid during 2010 totaled approximately NIS 204 million (NIS 1.47 per share).

During 2009, the Company declared dividends in the total amount of approximately NIS 186 million (NIS 1.42 per share). Dividends paid during 2009 totaled approximately NIS 179 million (NIS 1.40 per share).

2.	On March 27, 2012, the Company declared a dividend in the amount of NIS 0.40 per share (a total of approximately NIS 66 million), to be paid on April 23, 2012, to the shareholders of the Company on April 9, 2012.

l.	Capital management of the Company

The Company evaluates and analyzes its capital in terms of economic capital, meaning the excess of fair value of its assets over its liabilities. The Company manages its capital in the currencies of the different markets in which it operates and at similar levels to the ratio of assets in a particular currency to total assets.

The Company manages its capital in order to ensure broad economic flexibility for investing in its areas of operations as well as in synergistic areas, while maintaining strong credit rating, high level of liquidity and seeking to maintain most of its assets as unencumbered.

The Company’s management regularly monitors the optimal capital ratio that will provide adequate return for its shareholders at a risk which it defines as low. From time to time the Company’s Board authorizes a deviation from the capital ratio that the Board deems appropriate when the Company’s management makes significant investments, while simultaneously setting targets for the restoration of appropriate ratios within a reasonable time.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

Over the years, the Company and its subsidiaries have raised equity capital on a regular basis in the markets in which they operate. In 2011, the Group raised a total of approximately NIS 1,033 million, in 2010—NIS 2,154 million and in 2009—NIS 1,038 million.

The Company evaluates its capital ratios on a consolidated basis (including non-controlling interests), on the basis of proportionate consolidation and on a “stand alone” basis with reference to the capital of its listed subsidiaries presented at equity, and also based on cash flow ratios.

NOTE 28:-	SHARE-BASED COMPENSATION

a.	In March 2007, the Company’s Board approved an amendment of the share compensation plan (which was approved by the Company’s shareholders in March 2002) for the Company’s directors, who do not hold other positions in the Company, in a manner that from 2007, at the beginning of each year of service, each grantee will be granted share options in an amount equal to the lower of (a) the number of share options that at the date of issuance reflects a benefit in a total fair value of NIS 120 thousand (based on the Black-Scholes model) or (b) 25 thousand share options. The exercise price of the share options is linked to the Israeli CPI and is not adjusted in the event that the Company pays a cash dividend to its shareholders and the exercise period of the share options is from one to four years from granting date. According to the plan, the grantees were provided the choice between regular exercise or cashless exercise, meaning receiving such number of shares that reflects the implicit fair value of the benefit underlying the share options at the exercise date. The grants commencing in 2007, are in accordance with section 102 of the Israeli Income Tax Ordinance (according to the capital gain alternative).

Following are details of the options issued in the reporting years under the share compensation plan above:

Grant date	Number of options allocated	Average exercise price (NIS)	Fair value (NIS) *)	Shares issued upon option exercise (in thousands)
2009	65,000	24.12	8.30	31
2010	43,400	38.57	10.79	33
2011	—	—	—	10

*)	The average fair value of each share option at grant date is measured using the binomial model.

Effective as of November 26, 2010, the Company announced that it has ceased compensating directors who hold no other position in the Company by way of share option grants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SHARE-BASED COMPENSATION (Cont.)

b.	In July 2005, the Company adopted a compensation plan for employees and officers of the Company based on section 102 of the Income Tax Ordinance, based on the capital gain alternative with a trustee. According to the employment contract with the deputy Chairman of the Company’s Board (refer to Note 38c(7)), on August 21, 2005, the Company granted the deputy Chairman of the Company’s Board 400 thousand share options exercisable into shares of the Company at an exercise price of NIS 29.65 per share, subject to adjustments. The fair value of each share option on the grant date based on the binomial model, was approximately NIS 5. As of the reporting date, the deputy Chairman of the Board had exercised all the share options.

c.	In March 2008, the Company’s Board approved the grant of 88,100 share options through a trustee for the benefit of five officers of the Company, including the deputy Chairman of the Company’s Board. Each of the above options is exercisable into one ordinary share of the Company at an exercise price of NIS 40 per share, linked to the Israeli CPI and subject to adjustments (bonus shares issue, rights issue and dividends distributions). The grantees also have the choice of a cashless exercise. The options vest over three years in three equal installments, starting one year from the date of grant of the options. In certain cases, the grantee is entitled to acceleration of the vesting periods. The fair value of each share option on the grant date, based on the binomial model, is NIS 7.8. The options were granted according to the capital gain alternative with a trustee pursuant to section 102 of the Income Tax Ordinance.

d.	In March 2009, the Company’s Audit Committee and Board of Directors approved the grant of 106 thousand share options (in total) to seven officers of the Company, including the deputy chairman of the Company’s Board (the “grantees”). Each share option is exercisable into one ordinary share of the Company at an exercise price of NIS 17.02 (except for the deputy chairman of the Company’s Board—NIS 21.67), linked to the Israeli CPI and subject to adjustments for share distributions, rights issue and dividends distribution. The grantees are also provided the choice of a cashless exercise. The options vest over three years in three equal installments, starting one year from the date of grant of the options. In certain cases, the grantees are entitled to acceleration of the vesting period. The fair value of each share option on the grant date, based on the binomial model, is approximately NIS 8.96. The fair value was calculated using standard deviation of 31.9%-72.6%, risk free interest rate of 0.03%-1.08% and share price of NIS 19.9. The options were granted according to the capital gain alternative with a trustee, pursuant to section 102 of the Income Tax Ordinance.

e.	In March 2009, the Company’s Audit Committee and Board of Directors approved the renewal of the employment contract with the deputy Chairman of the Company’s Board (the “grantee”) for an additional four-year period. As part of the renewal, the deputy Chairman was granted 400 thousand share options. Each share option is exercisable into one Ordinary share of the Company at an exercise price of NIS 21.67, linked to the Israeli CPI and subject to adjustments for share distributions, rights issue and dividends distribution. The grantee was also provided the choice of a cashless exercise. The options vest over four years in four equal installments, starting one year from the date of grant of the options. In certain cases, the grantee is entitled to acceleration of the vesting period. The fair value of each share option on the grant date based on the binomial model is NIS 10.4. The fair value was calculated using standard deviation of 31.1%-73.4%, risk-free interest rate of 0%-1.33% and share price of NIS 21.7. The options were granted according to the capital gain alternative with a trustee. This grant was approved by the Company’s shareholders meeting.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SHARE-BASED COMPENSATION (Cont.)

f.	In November 2009, the Company’s Audit Committee and Board of Directors approved the employment agreement with the Company’s President, Mr. Aharon Soffer (the “grantee”), pursuant to which the Company granted him 760 thousand share options. Each share option is exercisable into one Ordinary share of the Company at an exercise price of NIS 35.67, linked to the Israeli CPI and subject to adjustments for bonus shares issue, rights issue and dividends distribution. The grantee was also provided with the choice of a cashless exercise. The options vest over four years in four equal installments, starting one year from the date of grant of the options. In certain cases, the grantee is entitled to acceleration of the vesting period. The fair value of each share option on the grant date based on the binomial model is NIS 13.3. The fair value was calculated using standard deviation of 42.5%-52.4%, risk-free interest rate of 0%–1.05% and share price of NIS 34.5. The options were granted according to the capital gain alternative with a trustee.

g.	The following table presents the movement in number of the Company’s share options and their weighted average exercise price:

	2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS
Share options at beginning of year	3,436,467	37.41	3,297,900	42.36
Share options granted	—	—	822,900	38.37
Share options forfeited	(17,600)	38.04	(7,500)	49.62
Share options exercised	(892,365)	45.10	(676,833)	33.13
Share options expired	(319,100)	50.31	—	—

Share options at end of year	2,207,402	35.33	3,436,467	37.41

Share options exercisable at end of year	1,024,092	35.22	1,197,233	44.31

h.	The expenses recognized in the income statement for the above share options in 2011, 2010 and 2009 amounted to NIS 7.2 million, NIS 13.2 million and NIS 4.2 million, respectively.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SHARE-BASED COMPENSATION (Cont.)

i.	Cash-settled transactions

Several employees and officers of a wholly-owned subsidiary of the Company, including its President, are entitled to cash compensation, based on the price of the Company’s shares (phantom options or “units”). The vesting period of the units is three or four years, as applicable, in equal installments, starting one year from the units’ grant date.

The following table presents the movement in the number of units and their weighted average exercise price:

	2011		2010
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
		NIS		NIS
Units at beginning of year	383,000	38.46	307,500	40.10
Units granted	—	—	264,500	38.9
Units exercised	(28,767)	32.20	(135,000)	38.45
Units expired	(36,000)	50	(54,000)	50

Units at end of year	318,233	37.63	383,000	38.46

Units exercisable at end of year	126,575	36.66	83,767	41.03

The carrying amount of the liability relating to the aforementioned remuneration plan as of December 31, 2011 is NIS 2 million (2010—NIS 2 million), presented in non-current liabilities section.

Expenses (income) recognized in the income statement for the above cash remuneration in 2011, 2010 and 2009 amounted to NIS (0.8) million, NIS 2.1 million and NIS 0.8 million, respectively.

j.	On December 4, 2011 the Company’s board of directors approved a new Share Incentive Plan (the “Plan”). Pursuant to the Plan, the Company may grant directors, employees, officers and services providers, options, ordinary shares, restricted shares and other share based awards as set out in the Plan, convertible into up to 4.5 million of the Company’s shares, subject various tax consequences and tax regimes.

NOTE 29:-	CHARGES (ASSETS PLEDGED)

a.	As collateral for part of the Group’s liabilities, including guarantees provided by banks in favor of other parties, the Group’s rights to various real estate properties which it owns have been mortgaged and other assets, including the right to receive payments from tenants and from apartment buyers under sale agreements, rights under contracts with customers, funds and securities in certain bank accounts, have been pledged. In addition, charges have been placed on part of the shares of investees and of other companies which are held by the companies in the Group.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-	CHARGES (ASSETS PLEDGED) (Cont.)

The balances of the secured liabilities are as follows:

	December 31
	2011	2010
	NIS in millions
Short-term loans and credit	497	242
Non-current liabilities (including current maturities)	14,392	10,914
Debentures (including current maturities)	1,054	1,049
Negative pledge with regard to debentures (including current maturities)	28	237
Negative pledge with regard to convertible debentures (including current maturities)	10	15

	15,981	12,457

b.	To secure the debentures (series J), issued by the Company in February 2009, a fixed pledge has been placed on five real estate properties which are owned by the Group and whose total value as of the reporting date is approximately NIS 1,089 million. ATR debentures amounting to NIS 385 million (proportionate share) are secured by charges recorded on ATR’s properties.

NOTE 30:-	RENTAL INCOME

During the years 2009-2011, the Group had no single tenant which contributed more than 10% to total rental income. As for information about rental income by operating segments and geographical areas, refer to Note 39.

NOTE 31:-	REVENUES AND COSTS FROM SALE OF BUILDINGS, LAND AND CONTRAC-TUAL WORKS PEFORMED

	Year ended December 31
	2011	2010	2009
	NIS in millions
a. Revenues

Revenues from sale of buildings and land	64	155	154
Revenues from construction contracts	1,193	536	442

	1,257	691	596

b. Cost of revenues by revenue sources

Cost of sale of buildings and land	60	126	141
Cost of revenues from construction contracts	1,139	496	413

	1,199	622	554

c. Cost of revenues by expense components

Land	21	36	39
Materials	274	110	96
Subcontractors	745	399	345
Salaries and related expenses	78	35	28
Others	76	39	43
Depreciation	5	3	3

	1,199	622	554

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32:-	PROPERTY OPERATING EXPENSES

	Year ended December 31
	2011	2010	2009
	NIS in millions
Salaries and related expenses	95	79	13
Property tax and other fees	603	537	470
Maintenance and repairs	427	392	334
Utilities	283	240	194
Insurance and security	117	105	89
Depreciation of rental properties *)	10	13	15
Others	205	185	254

	1,740	1,551	1,369

*)	In respect of fixed assets that do not qualify for investment property, mainly senior housing facilities.

NOTE 33:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2011	2010	2009
	NIS in millions
Salaries and management fees *)	505	406	379
Professional fees	129	103	63
Depreciation	26	22	21
Sales and marketing	9	8	7
Other (including office maintenance)	161	124	114

	830	663	584

*)	As for salaries and management fees to related parties, refer to Note 38.

NOTE 34:-	OTHER INCOME AND EXPENSES

a.	Other income

	Year ended December 31
	2011	2010	2009
	NIS in millions
Gain from decrease in holding interest, net	29	—	—
Capital gain on assets disposal, net	—	13	—
Management fees and other (including from related company)	*) —	*) —	2
Gain from bargain purchase (Notes 9f and 9g)	102	—	775
Others, net	29	—	—

	160	13	777

*)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34:-	OTHER INCOME AND EXPENSES (Cont.)

b.	Other expenses

	Year ended December 31
	2011	2010	2009
	NIS in millions
Loss from decrease in holding interest, net	—	4	1
Capital loss on assets disposal	19	—	2
Impairment of goodwill	38	42	31
Impairment of other assets	5	2	7

	62	48	41

NOTE 35:-	FINANCE EXPENSES AND INCOME

a.	Finance expenses

	Year ended December 31
	2011	2010	2009
	NIS in millions
Finance expenses on debentures	1,018	943	796
Finance expenses on convertible debentures	69	60	40
Finance expenses on loans from financial institutions and others	1,067	958	1,080
Revaluation of options for debentures and shares	—	—	29
Revaluation of derivatives *)	190	—	—
Loss from early redemption of debentures	4	27	—
Exchange rate differences and other finance expenses	76	18	17
Other expenses capitalized to real estate under development	(122)	(137)	(169)

	2,302	1,869	1,793

*)	Primarily from swap transactions.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:-	FINANCE EXPENSES AND INCOME (Cont.)

b.	Finance income:

	Year ended December 31
	2011	2010	2009
	NIS in millions
Gain from investments in securities, net	11	50	92
Gain from exchange and redemption of ATR convertible debentures	—	—	1,055
Gain from early redemption of debentures and convertible debentures	—	—	102
Dividend income	8	13	19
Interest income from associate	2	—	167
Interest income	58	28	30
Revaluation of derivatives *)	—	425	86
Exchange rate differences	—	45	—
Revaluation of warrants	—	8	—

	79	569	1,551

*)	Primarily from swap transactions.

c.	Decrease (increase) in value of financial investments

	Year ended December 31
	2011	2010	2009
	NIS in millions
Impairment of financial assets	16	18	3
Revaluation of conversion component, share options and commitment to acquire ATR shares to its fair value	—	—	(84)

	16	18	(81)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-	NET EARNINGS PER SHARE

Details about the number of shares and net income used in calculation of net earnings per share:

	Year ended December 31,
	2011		2010		2009
	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company
	In thousands	NIS in millions	In thousands	NIS in millions	In thousands	NIS in millions
For the calculation of basic net earnings per share	154,456	626	141,150	790	129,677	1,101

Effect of dilutive potential ordinary shares	327	(45)	237	(1)	29	(2)

For the calculation of diluted net earnings per share	154,783	581	141,387	789	129,706	1,099

For details in respect of the outstanding warrants and stock options of the Company’s subsidiaries, refer to Note 9c(2), 9d(2), 9e(2), 9f(3) and 9g and for convertible debentures issued by subsidiaries, refer to Note 21.

NOTE 37:-	FINANCIAL INSTRUMENTS

a.	Financial risk factors

Group operations expose it to various financial risk factors such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Group’s comprehensive risk management program focuses on activities that reduce to a minimum any possible adverse effects on the Group’s financial performance. The Group uses financial derivatives in order to hedge certain exposures to risks.

The following is additional information about market risks and their management:

1.	Foreign currency risk

The Group operates in a large number of countries and is exposed to currency risks resulting from the exposure to the fluctuations of exchange rates in different currencies, mainly to the US dollar, the Canadian dollar and the Euro. Some of the Group companies’ transactions are performed in currency other than their functional currencies. The Group’s policy is to maintain a high correlation between the currency in which its assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risk. As part of this policy, the Group enters into cross currency swap transactions with respect to the liabilities, for details refer to d. below.

2.	CPI risk

The Group has loans from banks and has issued debentures and convertible debentures linked to changes in the Consumer Price Index (“CPI”) in Israel. The Group also has deposits and granted loans which are linked to changes in the CPI. For the sum of financial instruments linked to the CPI, with respect to which the Group is exposed to changes in the CPI—refer to section f. below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

3.	Interest rate risk

The Group’s interest rate risks are mainly derived from long-term bank loans, debentures and convertible debentures that bear variable interest rates and therefore expose the Group to interest rate risk in respect of cash flow due to interest payments for those financial liabilities. From time to time and according to market conditions, the Company and its investees enter into interest rate swaps in which they exchange variable interest with fixed interest and, vice-versa, to hedge their liabilities against changes in market interest rate (refer to d. below). As of the reporting date, 69% of the Group’s long-term financial liabilities (excluding interest rate swaps) bear fixed interest (as of December 31, 2010—73%). For additional details regarding interest rates and the maturity dates, refer also to Notes 20 to 22.

4.	Price risk

The Group has investments in marketable financial instruments traded on security exchanges, including shares, participation certificates in mutual funds and debentures, which are classified either as available-for-sale financial assets or financial assets measured at fair value through profit or loss, with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on security exchanges. The carrying amount of such investments as of December 31, 2011 is NIS 164 million (December 31, 2010—NIS 148 million). This exposure is not hedged.

5.	Credit risk

The financial strength of the Group’s customers has an effect on its results. The Group is not exposed to significant concentration of credit risks. The Group regularly evaluates the quality of the customers and the scope of credit extended to its customers. Accordingly, the Group provides for doubtful debts based on the credit risk in respect of certain customers.

Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that such parties will fail to meet their obligations is remote as they are financially sound.

6.	Liquidity risk

The Group’s policy is to maintain a certain balance between long-term financing and flexibility through the use of revolving lines of credit, bank loans and debentures. For additional details regarding the maturity dates of the Group’s financial liabilities, refer to e. below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

b.	Fair value

The following table presents the carrying amount and fair value of groups of financial instruments that are measured in the financial statements not at fair value:

	December 31. 2011		December 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in millions
Financial assets
Non-current deposits and loans	408	400	281	273

Financial liabilities
Debentures	17,100	18,029	15,633	16,822
Convertible debentures	*) 1,201	1,320	*) 798	859
Interest-bearing loans from financial institutions and others	22,130	23,343	16,624	17,417

	40,431	42,692	33,055	35,098

Total financial liabilities, net	(40,023)	(42,292)	(32,774)	(34,825)

*)	Excluding the conversion component which is presented in non-controlling interests, in the total of approximately NIS 52 million (2010—approximately NIS 46 million).

The carrying amount of cash and cash equivalents, short-term deposits, trade receivables, other accounts receivable, short-term loans granted, credit from banks and others, trade payables and other accounts payable approximate their fair value.

The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models such as DCF which considers the present value of future cash flows discounted at the interest rate which Company management estimates reflects the risk implicit in the financial instrument on balance sheet date. For the purpose of such estimation, the Company uses, among others, interest quotations provided by financial institutions.

c.	Classification of financial instruments by fair value hierarchy

Financial instruments measured at fair value in the financial statements are classified, by classes having similar characteristics, to the following fair value hierarchy, determined in accordance with the source of data used in determination of their fair value:

Level 1:	Prices quoted (un-adjusted) on active markets of similar assets and liabilities.

Level 2:	Data other than quoted prices included in level 1, which may be directly or indirectly observed.

Level 3:	Data not based on observable market information (valuation techniques not involving use of observable market data).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

		December 31, 2011
		Level 1	Level 2	Level 3
	Note	NIS in millions
Financial assets measured at fair value

Financial assets at fair value through profit or loss:

Shares	4b	65	—	—
Debentures	4b	8	—	—
Participation certificates in trust funds	4b	24	—	—
Hedging financial derivatives	37d	—	1,021	—
Available-for-sale financial assets:
Shares	11	61	—	—
Debentures	11	6	—	—
Participation certificates in equity funds	11	—	—	314

		164	1,021	314

Financial liabilities measured at fair value

Financial liabilities at fair value through profit or loss:

Hedging financial derivatives	37d	—	378	—
Non-hedging financial derivatives	19	77	—	—
Liability due to put option to non- controlling interests		—	—	89

		77	378	89

In 2011, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

d.	Financial derivatives

The following tables present information about cross currency swaps, interest rate swaps, forward contracts and call options:

Transaction type	Denomination	Outstanding notional amount - NIS in millions		Interest receivable	Interest payable	Remaining average effective duration	Fair value, NIS in millions
		31.12.11	31.12.10				31.12.11	31.12.10
Cross currency swaps
	Euro-NIS	661	661	CPI linked, 4.40%-5.10%	Fixed, 5.10%-5.41%	5.7	160	185
		270	280	CPI linked, 4.95%-5.59%	Variable E+1.35%-1.85%	5.8	140	141
		440	550	nominal, 6.0%-6.83%	Fixed, 3.98%-5.06%	2.8	66	104
	U.S.$-NIS	50	50	CPI linked, 4.57%	Fixed 5.97%	3.5	19	22
		475	475	CPI linked, 4.75%	Variable, L+1.16%-1.17%	6.8	275	262
		320	400	nominal, 6%-7.7%	Fixed, 4.59%-6.33%	2.8	21	55
		150	150	Telbor + 0.7%	Fixed 3.53%	5.3	12	30
	C$-NIS	384	395	CPI linked, 4.60%-4.95%	Fixed, 5.51%-6.07%	6.0	96	121
		335	350	CPI linked, 4.40%-4.95%	Variable, L + 0.94%-1.35%	5.6	155	154
		160	200	nominal, 6.4%	Variable, L + 1.08%	2.8	11	21
		152	190	nominal, 6.0%	Fixed, 2.95%-3.15%	2.8	20	35
		100	100	Telbor + 0.7%	Fixed 3.37%	5.3	7	18
		250	250	Telbor + 0.7%	Variable, L + 1.04%	5.3	30	39
	Swedish Krona-Euro	—	190	Euribor	3.56%-4.0%	—	—	(8)
Interest rate swaps fixed/variable
	U.S.$	191	177	Variable	Fixed	3.2	(9)	(3)
	C$	37	36	Variable	Fixed	6.4	(6)	(3)
		€3,445	2,698	Variable	Fixed	5.7	(224)	(135)
		€—	711	Variable	Fixed	—	—	(9)
	Swedish Krona	2,414	1,718	Variable	Fixed	4.8	(122)	7
Forward contracts
	Different currencies	1,326	1,367			Less than one year	2	(3)
Call options
	U.S.$ - NIS	500	—			1.5	5	—
	Canadian Government bonds	280	—			0.1	(15)	—

							643	1,033

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

Financial derivatives are presented in the balance sheet within the following categories:

	December 31
	2011	2010
	NIS in millions
Current assets	84	111
Non-current assets	937	1,087
Current liabilities	(25)	(37)
Non-current liabilities	(353)	(128)

	643	1,033

e.	Liquidity risk

The table below presents the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2011

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others	506	—	—	—	506
Trade payables	851	—	—	—	851
Other accounts payable	1,272	—	—	—	1,272
Debentures	2,406	5,194	4,592	9,959	22,153
Convertible debentures	89	494	126	1,218	1,927
Interest-bearing loans from financial institutions and others	3,708	10,388	7,689	4,494	26,279
Hedging financial derivatives, net	10	14	(78)	(544)	(598)
Other financial liabilities	540	137	209	568	1,454

	9,382	16,229	12,538	15,695	53,844

December 31, 2010

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others	250	—	—	—	250
Trade payables	515	—	—	—	515
Other accounts payable	903	—	—	—	903
Debentures	2,155	3,629	5,257	9,352	20,393
Convertible debentures	57	237	99	730	1,123
Interest-bearing loans from financial institutions and others	2,602	6,555	6,923	3,608	19,688
Hedging financial derivatives, net	(10)	(132)	(158)	(656)	(956)
Other financial liabilities	364	106	77	301	848

	6,836	10,395	12,198	13,335	42,764

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

f.	Linkage terms of monetary balances

	December 31, 2011
	Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non-linked	Other	Total
Assets:	NIS in millions
Cash and cash equivalents	159	217	136	781	527	141	1,961
Short-term investments and loans	—	467	188	33	116	3	807
Trade and other accounts receivable	1	106	72	90	548	139	956
Long-term investments and loans *)	79	244	64	17	3	—	455

	239	1,034	460	921	1,194	331	4,179

(*	Excluding financial instruments at fair value.

Liabilities:
Short-term credit from banks and others	74	14	35	279	95	—	497
Trade payables and other accounts payable	262	229	476	290	690	115	2,062
Liabilities attributable to assets held for sale	—	103	—	—	—	—	103
Debentures *)	6,765	2,884	4,639	509	2,055	248	17,100
Convertible debentures	10	—	1,056	135	—	—	1,201
Interest-bearing loans from financial institutions and others	840	5,238	6,676	6,076	5	3,308	22,143
Other financial liabilities	3	54	104	59	—	73	293
Employee benefit liabilities, net	—	2	—	—	6	—	8

	7,954	8,524	12,986	7,348	2,851	3,744	43,407

*)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above.

g.	Sensitivity analysis of market risks

	Sensitivity analysis to changes in interest rates
Impact on pre-tax income (loss) for the year of a 1% increase in interest rates	U.S.$ interest	C$ interest	€ interest	NIS interest
	NIS in millions
2011	(15)	(22)	(37)	(2)
2010	(9)	(10)	(35)	(2)

	Sensitivity analysis to changes in exchange rates
Impact on pre-tax income (loss) for the year of a 10% increase in exchange rates	U.S.$	C$	€	Others
	NIS in millions
2011	13	—	—	(1)
2010	9	—	—	27

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis to changes in price of marketable securities on the stock exchange
	+ 20%	+ 10%	- 10%	- 20%
Effect on equity before tax *)	NIS in millions
Investment in marketable securities classified as available-for-sale financial instruments:
2011 (fair value—NIS 67 million)	13	7	(7)	(13)
2010 (fair value—NIS 90 million)	18	9	(9)	(18)

Effect on pre-tax income (loss)
Investment in marketable securities designated at fair value through profit or loss:
2011 (fair value—NIS 97 million)	19	10	(10)	(19)
2010 (fair value—NIS 58 million)	12	6	(6)	(12)

*)	If any impairment is classified as other than temporary, the loss is recognized on the income statement.

	Sensitivity analysis to changes in Consumer Price Index
	+ 2%	+ 1%	- 1%	- 2%
Effect on pre-tax income (loss)	NIS in millions
2011	(153)	(76)	76	153
2010	(131)	(66)	66	131

	Sensitivity analysis for derivatives - changes in Consumer Price Index
	+ 2%	+ 1%	- 1%	- 2%
Effect on pre-tax income (loss)	NIS in millions
2011	61	30	(30)	(61)
2010	57	28	(28)	(57)

	Sensitivity analysis for derivatives - changes in exchange rates
	+ 10%	+ 5%	- 5%	- 10%
Effect on pre-tax income (loss)	NIS in millions
2011
Change in exchange rate of €	(161)	(80)	80	160
Change in exchange rate of U.S.$	(95)	(47)	47	94
Change in exchange rate of C$	(152)	(75)	75	151
2010
Change in exchange rate of €	(145)	(72)	72	145
Change in exchange rate of U.S.$	(90)	(45)	45	90
Change in exchange rate of C$	(133)	(66)	66	132

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis for derivatives - changes in interest rates
	+ 10%	+ 5%	- 5%	- 10%
Effect on pre-tax income (loss)	NIS in millions
2011
Change in interest on €	14	7	(7)	(15)
Change in interest on U.S.$	3	1	(1)	(3)
Change in interest on C$	28	14	(14)	(28)
Change in nominal interest on NIS	(10)	(5)	5	10
Change in real interest on NIS	(28)	(14)	14	29

2010
Change in interest on €	21	11	(11)	(22)
Change in interest on U.S.$	4	2	(2)	(4)
Change in interest on C$	10	5	(5)	(11)
Change in nominal interest on NIS	(15)	(8)	8	16
Change in real interest on NIS	(33)	(16)	17	33

	Sensitivity analysis for derivatives - changes in interest rates
	+ 10%	+ 5%	- 5%	- 10%
Effect on pre-tax equity (accounting hedge)	NIS in millions
2011
Change in interest on €	21	11	(11)	(22)
Change in interest on C$	(1)	(1)	1	1
2010
Change in interest on €	19	10	(10)	(19)
Change in interest on U.S.$	1	1	(1)	(1)

Sensitivity analysis and main assumptions

The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity analysis presents the gain or loss or change in equity (before tax) in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The examination of risk factors and the financial assets and liabilities were determined based on the materiality of the exposure in relation to each risk assuming that all the other variables remain constant. The sensitivity analysis refers to a potential increase in the relevant variables at rates that the Company deemed appropriate, as the case may be. The same is true for a decrease in same percentage which would impact profit or loss by the same amounts in the opposite direction, unless otherwise indicated. In addition:

1.	The sensitivity analysis for changes in interest rates was performed on long-term liabilities with variable interest.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

2.	According to the Company’s policy, as discussed in a. above, the Company generally hedges its main exposures to foreign currency, among others, through maintaining a high correlation between the currency in which its assets are purchased and the currency in which the liabilities are assumed. Accordingly, exposure to changes in foreign currency exchange rates is fairly limited in scope. Nonetheless, there is accounting exposure to changes in foreign currency and interest rates with respect to cross currency swap transactions which were not designated for hedge accounting, as presented in the above table.

3.	The main exposure in respect of derivative financial instruments is in respect of changes in fair value due to changes in interest, CPI and currency which may have an effect on the profit or loss or directly on equity due to transactions that do not qualify for accounting hedge and transactions that do qualify for accounting hedge, respectively.

4.	Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analysis of exposure to changes in interest.

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Income and expenses

	Year ended December 31
	2011	2010	2009
	NIS in millions
Finance income on a loan to related party (1)	0.01	0.1	0.1

Management fees from the parent company (2)	0.2	0.2	0.2

Interest income from jointly controlled entity	—	5	167

Management fees from jointly controlled entity (3)	2	2	1

(1)	During 2011, the loan was repaid, see c(4)d below.
(2)	See section e below.
(3)	For consulting provided to ATR (amounts represent 100% of the income).

b.	Other expenses and payments

	Year ended December 31
	2011		2010		2009
	Number of people	NIS in millions	Number of people	NIS in millions	Number of people	NIS in millions
Directors’ fees (1)	5	1.6	5	1.4	5	0.9

Salaries and related expenses, see (2) and (3) below	4	28.4	4	34.3	5	47.8

(1)	Includes issuance of share options to directors, refer to Note 28a.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

(2)	As for the employment terms (including securities based compensation) of the Chairman of the Board, the Executive Vice Chairman of the Board, the Deputy Chairman of the Board and the Company’s President, see details below.

(3)	In 2011 the Chairman of the Board and the Executive Vice Chairman of the Board waived amounts of NIS 43.4 million and NIS 17.4 million, respectively, of the bonus to which they were entitled pursuant to their respective employment agreements.

In 2010, the Chairman of the Board and the Executive Vice Chairman of the Board waived amounts of NIS 58.8 million and NIS 23.5 million, respectively, and in 2009 they waived amounts of NIS 47.4 million and NIS 19.0 million, respectively, of the bonus to which they were entitled pursuant to their respective employment agreements.

The waiver of bonus by the Chairman of the Board in the respective years, net of the respective tax, including the waiver of the compensation due to the expiry of the employment agreement as detailed in section c(1)a below, was recognized as a contribution directly to equity under capital reserves. The amounts in the table above exclude the salary waived by the Chairman of the Board.

c.	Employment agreements

1.	Details regarding the remuneration of Mr. Katzman by a wholly-owned subsidiary of the Company

a)	Until November 15, 2011, Mr. Katzman and a wholly-owned subsidiary of the Company were engaged in employment agreement that was approved by the Company’s shareholders in February 2000 (and amended by the approval of the Company’s shareholders in meetings in September 2001 and October 2004). Pursuant to the agreement, the annual (base) salary of Mr. Katzman for 2011 was U.S.$ 212.5 thousand including incidental costs. This salary was updated annually at the greater of the rate of the increase in the Consumer Price Index in the U.S. or 6%. In addition, Mr. Katzman was entitled to a bonus at the rate of 5% of the Company’s annual net income (before income taxes) (the “Annual Bonus”) subject to the adjustment described in section 1(c) below. The employment agreement was automatically renewable for two-year periods whereas the last term ended in September 2011. It was also agreed that Mr. Katzman will not be entitled to further compensation from the Company and its subsidiaries, other than his employment agreement with EQY and compensation that Mr. Katzman is entitled to receive from FCR.

On	November 15, 2011, the employment agreement between the Company and Mr. Katzman expired. The expiry of the agreement was due to provisions enacted as part of the Companies Law (Amendment No. 16), 2011, relating to the required approval – once every three years – of engagements between a public company and its controlling shareholder, with respect to the terms of appointment and employment. Pursuant to the terms of the employment agreement, upon termination of the agreement, Mr. Katzman was entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010 in total amount of approximately NIS 60 million. However, Mr. Katzman has notified the Company that he is waiving his right to the aforesaid payment in full.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

It is hereby clarified that, despite the expiration of the agreement, Mr. Katzman is continuing to fulfill his duties as Chairman of the Company’s Board of Directors. The Company intends to take steps to formulate new employment and compensation arrangements with Mr. Katzman, in light of the considerable importance it ascribes to his continued employment with the Company.

b)	As for irrevocable definite waiver of bonuses to which Mr. Katzman was entitled to with respect to 2009-2011, refer to section b(3) above.

c)	On March 28, 2008, Mr. Katzman notified the Company in writing (the “Notice of Conditional Waiver”) stating that in the computation of the Company’s income or loss in a particular year (beginning in 2007) for the computation of the Annual Bonus, the income or loss (before income taxes) which arises directly from the increase or decrease in the value of real estate properties classified in the Company’s accounts as investment property less related expenses which derive directly from the increase or decrease, referred to above, will not be taken into account (the annual bonus after the above adjustment is referred to as the “Current Annual Bonus”). If properties classified as investment property are sold or transferred during the year, the Company will pay Mr. Katzman (in addition to the Current Annual Bonus) an additional amount (the “Additional Payment”) for that year at the time of payment of the bonus, which will be calculated at the rate of 5% of the pre-tax gain of the Company from the sale or transfer of properties, as above.

At the date of expiry of the employment agreement with Mr. Katzman, there were no amounts payable to Mr. Katzman with respect to the conditional waiver, due to the definite waivers that Mr. Katzman had submitted to the Company as abovementioned.

2.	Details regarding the remuneration of Mr. Katzman by EQY

a)	In August 2010, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2011 and ending on December 31, 2014, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors. Pursuant to the provisions in the agreement, at the end of the period, the agreement will be automatically renewed on a yearly basis, unless one party announces otherwise at least 90 days prior to the renewal date. The said agreement replaced the former agreement between the parties from 2006 (the “2006 agreement”). According to the agreement, Mr. Katzman is entitled to an annual grant which is determined at the discretion of EQY’s compensation committee as well as to a reimbursement of expenses with respect to his position which is similar to the provisions of the 2006 Agreement. The agreement also set forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr. Katzman will be entitled upon termination.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

(b)	Concurrently, the parties entered into an agreement according to which 380,000 restricted shares were granted to Mr. Katzman, at a share price of U.S.$ 16.72. These shares will vest over four years commencing on January 1, 2011 and ending on December 31, 2014, in unequal installments in accordance with the terms of the agreement. According to the agreement, the vesting period of 75,000 restricted shares that were allocated to Mr. Katzman pursuant to the 2006 agreement, was updated so that 43,750 restricted shares vested in August 2010 and 31,250 restricted shares vest in monthly installments from February 2011 to December 2014 (instead of vesting in December 31, 2010 in one installment).

3.	Details regarding the remuneration of Mr. Katzman by FCR, ATR and CTY

a)	Mr. Katzman entered into an agreement with FCR, effective October 2001 and which was amended in September 2007, pursuant to which beginning October 2001, as long as he serves as the chairman of FCR’s Board, he is entitled to an annual remuneration, beginning 2007 (after the above amendment) of C$ 500 thousand plus annual issuances of 28.8 thousand restricted units. The agreement with FCR also provides for payments in case of termination of the contract due to change in control in FCR.

b)	Details regarding remuneration in the form of FCR securities: (i) in March 2009, 18 thousand restricted units convertible into 21.6 thousand FCR shares were issued to Mr. Katzman for no consideration based on the price of C$ 9.56 per unit at the issuance date, of which Mr. Katzman waived 4,500 units )ii) 11 thousand restricted units convertible into 17.6 thousand FCR shares were issued to Mr. Katzman in March 2010 for no consideration based on the average price of C$ 13.79 per unit at the issuance date. (iii) in March 2011, 32.5 thousand restricted units convertible into 32.5 thousand FCR shares were issued to Mr. Katzman for no consideration based on the average price of C$ 15.82 per unit at the issuance date.

As for all the above restricted units in sub-sections (i) and (iii), the vesting period (at the end of which they may be converted) is on December 15 of the third calendar year after the grant date, and FCR is entitled to redeem the restricted units in cash, based on the market price of FCR’s shares at the end of the period. The restricted units accrue dividends (by receiving additional restricted units), however they do not confer voting rights.

c)	In August 2010, in addition to the agreement signed between the parties in March 2009, Mr. Katzman entered into an agreement with a company wholly-owned by ATR. According to the agreement, the monthly fee for the consultation services to which Mr. Katzman is entitled is € 45,833 (until August 2011—€ 41,667). The amount of expenses for which Mr. Katzman is entitled to receive reimbursement from ATR was increased effective as of August 1, 2010. The fees to which Mr. Katzman was entitled for the said consultation services were fully transferred to the Company until November 2011 and, from that date, the consideration is transferred to Mr. Katzman (amounted to € 72.9 thousand by the end of 2011).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

d)	In May 2010, Mr. Katzman was appointed as CTY’s Chairman of the Board. As such, Mr. Katzman is entitled to an annual directors remuneration of € 160 thousand and € 700 per board meeting. For 2011, Mr. Katzman’s remuneration totalled € 170.4 thousand. The fees to which Mr. Katzman was entitled, until November 2011 were fully deducted from the compensation Mr. Katzman was entitled to receive from a wholly-owned subsidiary of the Company and, from that date, the consideration is transferred to Mr. Katzman (amounted to € 21.3 thousand by the end of 2011).

4.	Details regarding the remuneration of Mr. Segal by a wholly-owned subsidiary of the Company:

a)	Mr. Segal serves as the Executive Vice Chairman of the Company’s Board. Mr. Segal and a wholly-owned subsidiary of the Company were engaged in employment agreement, which was approved by the annual shareholders meeting in October 2004 and which amendment was approved in the shareholders annual meeting in February 2008, for a seven-year period which ended on November 15, 2011 after Mr. Segal agreed to defer the date of the expiry notice from the Company. According to the employment agreement, Mr. Segal’s salary was updated annually at the greater of (a) 50% of the salary linked to the increase in the consumer price index that is published in Canada and 50% linked to the increase in the consumer price index published in the U.S. and (b) 6%. The annual cost of Mr. Segal’s (base) salary totaled in 2011 U.S.$ 190.3 thousand and C$ 55 thousand. In addition, Mr. Segal was entitled to a bonus at the rate of 2% of the Company’s annual net income (before income taxes) subject to the adjustment provided in section c below.

On November 15, 2011, the employment agreement with Mr. Segal expired. Pursuant to the terms of the employment agreement, upon termination of the agreement, Mr. Segal was entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010 amounting to NIS 24.5 million. However, Mr. Segal has notified the Company that he is waiving his right to the aforesaid payment in full.

It is hereby clarified that despite the expiration of the agreement, Mr. Segal continues to fulfill his duties as Executive Vice-Chairman of the Company’s Board of Directors. The Company intends to take steps to formulate new employment and compensation arrangements with Mr. Segal in light of the considerable importance it ascribes to his continued employment with the Company.

b)	As for irrevocable definite waiver of bonuses to which Mr. Segal was entitled with respect to 2009-2011, refer to section b(3) above.

c)	On March 28, 2008, Mr. Segal notified the Company in writing of a conditional waiver whose terms are identical to the terms of Mr. Katzman’s notice as described in c(1)c above. At the date of expiry of the employment agreement with Mr. Segal, there were no amounts payable to Mr. Segal with respect to the conditional waiver, due to the definite waivers Mr. Segal had submitted to the Company, as abovementioned.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

d)	In October 2004, the Company granted Mr. Segal a loan of approximately C$ 1.45 million (approximately NIS 5 million when granted). The loan, which was approved by the Company’s shareholders in October 2004, carried annual interest at the rate of 3% and the principal amount was repayable after five years from the date the loan was granted, though Mr. Segal was entitled to inform the Company of his intention to defer and divide the repayment of the principal such that one-third of the principal amount is payable at the end of these five years, another third is payable with one year later and the last third with the elapse of one more year.

As of December 31, 2011, the loan was fully repaid by Mr. Segal.

5.	Details regarding the remuneration of Mr. Segal by FCR:

a)	Mr. Segal, who also serves as FCR’s President and CEO, entered into an employment agreement with FCR, effective October 2001 (which was amended from time to time and recently in 2007), pursuant to which beginning in October 2001, he is entitled to an annual compensation of C$ 650 thousand, which, as of 2011 totaled C$ 739 thousand including incidental benefits. The above employment agreement is for an unlimited period. According to the agreement, Mr. Segal is also entitled to annual bonuses and to participate in FCR’s compensation plans, including share compensation. For 2011, Mr. Segal is eligible to receive a bonus from FCR of C$ 351 thousand (the annual bonus is in part calculated on the basis of predefined parameters and targets set by FCR) subject to the approval of FCR’s applicable organs. The employment agreement with Mr. Segal also provides for the various payments to which Mr. Segal would be entitled upon the termination of the contract, such amounts varying depending on the circumstances of termination, up to maximum ratio of 2.99 times the total annual compensation and all of Mr. Segal’s share based compensation assets at that time being fully vested.

b)	Details regarding remuneration in the form of FCR securities: (i) in March 2009, 108.7 thousand share options convertible into 174 thousand FCR shares at an exercise price of C$ 9.81 per share were granted to Mr. Segal, which are exercisable through March 2019. The share options vest in three equal installments. The fair value of each share option at the grant date based on the binomial model was C$ 1.09; (ii) in March 2010, 77.6 thousand share options convertible into 124 thousand FCR shares at an exercise price of C$ 13.91 per share were granted to Mr. Segal, which are exercisable through March 2020. The share options vest in three equal installments. The fair value of each share options at the grant date based on the binomial model was C$ 2.14; (iii) in March 2011, 180 thousand share options were granted to Mr. Segal, exercisable into 180 thousand FCR shares through March 2021, at an exercise price of 15.7 per share. The share options vest over five years; (iv) in 2009, 25 thousand restricted units convertible into 40 thousand FCR shares were issued to Mr. Segal for no consideration, based on the price of C$ 9.56 per share at the grant date; (v) in 2010, 28.1 thousand restricted units convertible into 45 thousand FCR shares were issued to Mr. Segal for no consideration, based on the price of C$ 13.79 per share at the grant date. (vi) in 2011, 45 thousand restricted units convertible into 45 thousand FCR shares were issued to Mr. Segal for no consideration, based on the price of C$ 15.82 per share at the grant date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

As for all the restricted units mentioned in sections (iv) to (vi) above, the vesting period (at the end of which they may be converted) is on December 15 of the third calendar year after the grant date, and FCR is entitled to redeem the restricted units in cash, based on the market price of FCR’s shares at the end of the period. The restricted units accrue dividends (by receiving additional restricted units), however they do not confer voting rights.

6.	Details regarding directors’ remuneration to which Mr. Segal is entitled from EQY, CTY and GAA

a)	Mr. Dori Segal receives for his services on EQY’s Board restricted shares each year (for 2011—3,300 shares at average price per share at the grant date of U.S.$ 18.33—U.S.$ 18.42), under a general compensation plan for the directors of EQY, according to which a director that is not an EQY employee is entitled to receive restricted shares upon appointment and in each year. For 2011, Mr. Segal also received directors’ fees of U.S.$ 79 thousand in cash.

b)	For his service on CTY’s Board, in 2011 Mr. Segal received fees of € 46 thousand.

c)	Under the service of Mr. Dori Segal as the Chairman of the Board of Directors of GAA, in June 2010, GAA granted Mr. Segal 180,000 share options convertible into GAA shares at an exercise price of C$ 7 per share. The share options will vest in 3 equal installments over 3 years as from the date of their grant. Based on the Binomial Model, the fair value of each of the share options is C$ 2.85 on the grant date. Mr. Segal is also entitled to convert his cash director fees (C$ 25 thousand and C$ 1,000 per board meeting) into Deferred Share Units (DSU). In 2011, Mr. Segal was entitled to C$ 38 thousand into cash, which was converted to 6,962 DSUs.

7.	Mr. Arie Mientkavich

According to an agreement which was approved by the Company’s shareholders in June 2005, as extended in May 2009, Mr. Mientkavich is employed as the Deputy Chairman of the Board for a four-year period which ends on April 30, 2013, at 50% of a full time position and for the monthly payment (gross) of NIS 78.4 thousand, linked to the CPI (as of December 31, 2011), plus associated benefits. According to the employment agreement, in August 2005, the Company granted, through a trustee, 400 thousand share options to Mr. Mientkavich, see Note 28b.

In August 2008, the Company’s shareholders meeting approved the grant of 19,000 share options to Mr. Mientkavich, see Note 28c.

In May 2009, the Company’s shareholders’ meeting approved a cash bonus amounting to NIS 227.5 thousand, and the grant of 16 thousand share options to Mr. Mientkavich, see Note 28d.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

In May 2009, in conjunction with renewal of his employment agreement, the Company’s shareholders meeting approved the grant of 400 thousand share options to a trustee on behalf of Mr. Mientkavich, see Note 28e.

Subsequent to the reporting date, the Company’s Audit Committee and Board of Directors approved an annual bonus to Mr. Mientkavich with respect to 2011 amounting to NIS 500 thousand, which is subject to approval of the Company’s shareholders’ meeting.

8.	Mr. Aharon Soffer

Mr. Soffer’s terms of employment as the Company’s President, pursuant to the employment agreement from December 2009, include a monthly salary of NIS 131.7 thousand (as of December 31, 2011), linked to the CPI, plus associated customary benefits, company car, and annual bonus equal to up to 100% of his annual salary, of which 70% is payable subject to achievement of annual targets set by the Company’s Board of Directors, and the remaining 30% is payable subject to the sole discretion of the Board of Directors. The term of the employment agreement was set for four years, starting on November 1, 2009. In addition, Mr. Soffer was granted 760 thousand share options, refer to Note 28f.

In case of termination of his employment by the Company other than for cause (as defined in the employment agreement), Mr. Soffer will be entitled to a lump sum payment equal to six monthly salaries, including benefits, an additional 12 months of payments of his monthly salary, a pro-rata portion of the annual bonus to which he is entitled pursuant to his employment agreement, and accelerated vesting of share options granted to him as set forth above.

With respect to share-based payment settled in cash (see Note 28i) and following an exercise notice given by Mr. Soffer for 23,766 units, he was paid in 2011 NIS 352 thousand (in 2010 Mr. Soffer was paid NIS 211 thousand for units’ exercise). At the reporting date, 22,734 units are outstanding.

In 2001, an Israeli bank granted to Mr. Soffer loans, guaranteed by the Company, for purchase of Company shares pursuant to Company remuneration plans, which as of December 31, 2010 amounted to NIS 1.7 million. These loans carried interest at 2% per annum, and were linked to the Israeli CPI. In December 2011, Mr. Soffer fully repaid the loans.

On June 16, 2010, GAA granted to Mr. Soffer, as GAA’s Deputy Chairman of the Board of Directors, 120,000 share options exercisable into GAA shares at an exercise price of C$ 7 per share. The share options will vest in 3 equal installments over 3 years as from the grant date. Based on the Binomial Model, the fair value of each of the share options is C$ 2.85 on the grant date. If and when Mr. Soffer decides to exercise the aforementioned share options, the difference between the price of the GAA share during the exercise on the Stock Exchange and the aforementioned exercise price will be deducted from the compensation to which Mr. Soffer is entitled according to his employment agreement with the Company.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

Until February 2010, Mr. Soffer served as the temporary CEO of GAA. In respect of the aforesaid term of service, in 2010 Mr. Soffer was entitled to an amount of C$ 18.5 thousand. In addition, within the framework of his service as a director at GAA, Mr. Soffer is entitled to convert his cash director fees (annual amount of C$ 25 thousand and C$ 1,000 per meeting) into Deferred Share Units (DSU). In respect of 2011, Mr. Soffer was entitled to C$ 34 thousand, which was converted into 6,181 DSUs. Such amounts are transferred to the Company or are offset against the compensation to which Mr. Soffer is entitled according to his employment agreement with the Company.

For his services as a director in ATR, M. Soffer is entitled to director fees in amount of € 21 thousand for 2011. Such fees are fully transferred to the Company.

Subsequent to the reporting date, the Company’s Audit Committee and Board of Directors approved an annual bonus to Mr. Soffer with respect to 2011, amounting to NIS 1.5 million.

d.	Directors’ liability insurance and remuneration

On December 2, 2011 and on December 4, 2011 the Company’s Audit Committee and its Board of Directors, respectively, approved the following:

1.	Expansion of the Company’s insurance coverage for directors and officers liability—from U.S. $ 60 million (per event and on an annual accumulated basis) to U.S.$ 100 million (per event and on an annual accumulated basis), as long as the annual premium amount does not exceed U.S.$ 400 thousand. The said insurance coverage expansion was also approved as effective for Mr. Katzman in a manner identical to the coverage offered to other directors and officers of the Company. In addition, it was determined that the insurance with respect to directors and the officers of the Company will be renewable from time to time, subject to the approval of the Audit Committee and the Board of Directors, provided that the following terms are met: (a) the liability insurance does not exceed the approved coverage limit; (b) the annual premium is not to increase by more than 10%; and (c) the latest renewal of the policy pursuant to such determination will be for an insurance period which will terminate no later than 5 years after the date of the approval of the general meeting that took place on January 12, 2012 and which approved the determinations set forth above. In addition, a purchase of a Public Offering of Securities Insurance (POSI) policy was approved for the Company’s directors and officers (including Mr. Katzman), with respect to the publishing of a prospectus and the offering of securities in the U.S., up to a 7 year period and with a coverage of up to U.S.$ 100 million (per event and on an accumulated basis for the insurance period), for a one-time premium not to exceed U.S.$ 600 thousand.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

2.	Changing the annual remuneration amounts and the participation remuneration paid to directors in the Company, including external directors but excluding directors who fill an additional position in the Company, whom are, as of the reporting date, Mr. Katzman, Mr. Mientkavich and Mr. Segal, in a manner that a relative remuneration will be paid pursuant to the Companies’ Regulations (Rules regarding Remuneration and Expenses to an External Director), 2000 (“Remuneration Regulations”), as follows: U.S.$ 42,000 annual remuneration for a director that does not meet the expertise criteria of an external director and U.S.$ 56,000 annual remuneration for a director that meets the expertise criteria of an external director; U.S.$ 1,100 participation remuneration for a director that does not meet the expertise criteria of an external director and U.S.$ 1,480 participation remuneration for a director that meets the expertise criteria of an external director. Such participation amounts are equal to the participation remuneration before the above change, are CPI adjusted and will not be less than the minimum amount set forth in the Remuneration Regulations for a company with a similar rating to that of the Company. On January 12, 2012 the remuneration change was approved by the general shareholders’ meeting of the Company.

e.	Entering into an agreement with Norstar

On December 2, 2011 and on December 4, 2011, the Company’s Audit Committee and its Board of Directors, respectively, approved entering into an agreement with Norstar (the “Gazit-Norstar Agreement”) with respect to the following matters:

1.	Amending the management agreement with Norstar, which expired on November 15, 2011, pursuant to which Norstar paid the Company U.S.$ 4,000 per month plus VAT with respect to various management services, including secretarial services, treasury services, computer services and other overheads. The Gazit-Norstar Agreement is for a three-year period and renews automatically for further periods, each for three years, with each party being entitled to give notice of non-renewal. The monthly management fee will amount to NIS 105 thousand plus VAT and will be linked to the consumer price index. Management services will include secretarial services, book keeping services, treasury services, computer services, communications, legal services, and dealing with bank financing, the capital markets and investments.

2.	Amending the existing non-competition provisions between the Company and Norstar Group in the following manner: Norstar has undertaken that, so long as Norstar Group continues to be the Company’s controlling shareholder and so long as the Company is engaged, as its principal business, in the field of shopping centers and medical office buildings, Norstar Group will not engage in such fields and will not own shares in companies that are engaged in such fields as its principal activity, except for holding up to 5% of the share capital of such companies listed on a stock exchange in Israel or abroad. With regard to business in a real estate field other than shopping centers and medical office buildings, Norstar has undertaken to grant the Company the right of first offer.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

3.	In light of the Company’s offering of its shares on the NYSE, registration rights have been granted to Norstar in connection with the securities of the Company that are held by Norstar Group, subject to the terms set forth in the Gazit-Norstar Agreement.

On January 26, 2012, the Gazit-Norstar Agreement was approved by the general meeting of the Company’s shareholders.

f.	Balances with related parties

	December 31
	2011	2010
	NIS in millions
Investments and loans to associates (Note 9a)	78	47

Loan to related party (Note 10)	—	2

Loans to associates (Note 10)	48	50

Due to related parties (Note 19 and 38c)	—	40

NOTE 39:-	SEGMENT INFORMATION

a.	General

According to the “management approach”, as defined in IFRS 8, the Group operates in several operating segments, five of which meet the definition of “reportable segment” (as presented in the table below). The segments are identified both on the basis of geographical location of the income producing properties and on the basis of the nature of the business activity, as appropriate. Company’s management evaluates the segment results separately in order to allocate the resources and asses the segment performance which, in certain cases, differ from the measurements used in the consolidated financial statements, as described below. Financial expenses, financial income and taxes on income are managed on a group basis and, therefore, were not allocated to the different segment activities.

Other segments include, among others, activities that meet the qualitative criteria of an “operating segment” in accordance with IFRS 8 as they constitute the entity’s business component from which it generates revenues and incurs expenses and for which financial information is available and separately reviewed by the Company’s management. Such segments however, do not meet the quantitative threshold that requires their presentation as a reportable segment and comprise mainly the following activities: senior housing facilities in the U.S. (RSC), medical office buildings sector in North America (ProMed), shopping centers in Israel, Germany, Brazil and Bulgaria.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

b.	Financial information by operating segments

Year ended December 31, 2011

	Shopping centers in US(1)	Shopping centers in Canada(2)	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (9)	Initiation and performance of contract works	Other segments	Corporate and Adjustments for consolidated (3)-(7)	Consolidated
	NIS in millions
Segment revenues

External revenues (3)	1,045	1,906	1,081	364	1,258	620	222	6,496

Segment results:
Gross profit (4)	449	1,231	720	234	58	408	457	3,557
Depreciation and amortization (4)	301	10	5	2	7	16	(261)	80
Share of losses of associates	17	—	1	—	38	—	(16)	40
Operating income (5)	335	1,141	584	216	66	334	1,992	4,668

Segment assets:
Operating assets (6)	10,970	22,650	12,695	4,353	1,766	7,795	6,337	66,566
Investments in associates	192	—	3	—	117	—	(146)	166

Total assets	11,162	22,650	12,698	4,353	1,883	7,795	6,191	66,732

Investments in non-current assets	2,475	1,868	1,077	738	11	1,397	—	7,566

Segment liabilities (7)	203	384	258	182	309	116	45,896	47,348

b.	Financial information by operating segments

Year ended December 31, 2010

	Shopping centers in US(1)	Shopping centers in Canada(2)	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (9)	Initiation and performance of contract works	Other segments	Corporate and Adjustments for consolidated (3)-(7)	Consolidated
	NIS in millions
Segment revenues

External revenues (3)	1,065	1,733	971	320	692	506	—	5,287

Segment results:
Gross profit (4)	519	1,124	631	200	70	314	256	3,114
Depreciation and amortization (4)	254	7	4	2	5	19	(211)	80
Share of losses of associates	*)—	—	—	—	*)—	—	2	2
Operating income (5)	321	1,046	530	141	25	260	1,112	3,435

Segment assets:
Operating assets (6)	8,082	17,277	11,337	3,425	665	6,153	5,544	52,483
Investments in associates	60	—	—	—	28	—	(21)	67

Total assets	8,142	17,277	11,337	3,425	693	6,153	5,523	52,550

Investments in non-current assets	627	1,756	672	89	4	585	—	3,733

Segment liabilities (7)	119	341	165	125	309	135	36,187	37,381

*)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

Year ended December 31, 2009

	Shopping centers in US(1)	Shopping centers in Canada(2)	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (9)	Initiation and performance of contract works	Other segments	A Corporate and adjustments for consolidated (3)-(7)	Consolidated
	NIS in millions
Segment revenues

External revenues (3)	1,067	1,499	1,019	—	598	493	4	4,680

Segment results:
Gross profit (4)	516	960	686	—	44	299	252	2,757
Depreciation and amortization (4)	248	8	4	—	9	20	(214)	75
Share of losses of associates	*)—	—	—	(259)	(3)	—	(6)	(268)
Operating income (loss) (5)	475	855	585	(259)	*)—	242	(1,179)	719

*)	Represents an amount of less than NIS 1 million.

c.	Geographical information

External revenues:

	Year ended December 31
	2011	2010	2009
	NIS in millions
U.S.	1,300	1,302	1,312
Canada	1,962	1,748	1,508
Northern and Western Europe	1,161	1,048	1,103
Central-Eastern Europe	418	400	46
Israel	1,354	751	674
Other	79	38	33
Reconciliations (3)	222	—	4

Total	6,496	5,287	4,680

Location of non-current operating assets (8)

	December 31
	2011	2010	2009
	NIS in millions
U.S.	13,187	9,755	10,310
Canada	22,793	17,309	15,140
Northern and Western Europe	13,442	12,166	12,735
Central-Eastern Europe	4,735	3,521	3,913
Israel	2,609	2,429	2,100
Other	525	534	331
Reconciliations	1,358	1,866	1,371

Total	58,649	47,580	45,900

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

d.	Notes to segment information

1.	The relevant data for the analysis and allocation of resources to the shopping centers in the U.S. is based on financial statements which have been prepared in accordance with accounting principles in the U.S. (U.S. GAAP) (“EQY accounts”).

2.	The relevant data for the analysis and allocation of resources to the shopping centers in Canada until 2010 was based on financial statements which have been prepared in accordance with accounting principles in Canada. Commencing January 1, 2011 FCR reports in Canada according to IFRS, thus from the same date the information under segment of “shopping centers in Canada” is presented according to IFRS. For comparative purposes, the segment’s information presented above for 2010 and 2009 was retroactively adjusted, with the only impact being on the segments note.

3.	The Group has no material intersegment revenues. Adjustments with respect to segment revenues primarily include revenues presented in EQY accounts as revenues from discontinued operations, proportionate consolidation of EQY is joint ventures and other IFRS adjustments.

4.	The reconciliations to the consolidated in the item gross profit include the effect of the reconciliations to revenues, as above, and cancellation of depreciation and amortization expenses which were recognized in EQY accounts.

5.	Adjustments for consolidation under Operating Income include, in addition to section 4 above, goodwill impairment, gain (loss) from revaluation of investment property not included in segment reporting, amounting to NIS 1,803 million, NIS 1,017 million and NIS (1,922) for 2011, 2010 and 2009, respectively. Likewise, these reconciliations include unallocated general and administrative expenses of approximately NIS 203 million, NIS 161 million and NIS 146 million and unallocated net other income (expense) of approximately NIS (48) million, NIS 4 million and NIS 640 million (including gain from bargain purchase), for 2011, 2010 and 2009, respectively. Depreciation and amortization for 2010 and 2009 were reclassified.

6.	Includes current operating assets, investment property, property under development and fixed assets. The reconciliations for consolidation include mainly available-for-sale securities, deferred taxes, derivatives, goodwill and fair value adjustments of investment property mainly in EQY.

7.	Includes operating liabilities such as trade, land lease liabilities, other payables and tenants’ security deposits. The reconciliations for consolidation include mainly deferred taxes, financial derivatives and interest-bearing liabilities.

8.	Non-current assets include mainly fixed assets, investment property, investment property under development and non-current inventory.

9.	With respect to 2009, the operating loss in the segment “Shopping centers in Central-Eastern Europe” is presented under “Group’s share of losses of associates”, since ATR, which was initially proportionately consolidated starting at the end of 2009 was previously accounted for as an associate.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:-	EVENTS AFTER THE REPORTING DATE

a.	On February 15, 2012 FCR redeemed the remaining C$ 19.3 million par value of convertible debentures (series A and B) in consideration for its par value and the unpaid accrued interest, in exchange for the issuance of 1.1 million FCR shares, according to FCR’s right to redeem these debentures for shares, pursuant to a conversion price of 97% of the weighted average of FCR’s share price during the 20 trade days ending on February 8, 2012.

b.	On January 12, 2012 Dori Group completed an issuance of 20.2 million ordinary shares, by way of rights offering pursuant to a shelf offering report from December 25, 2011, for immediate gross consideration of NIS 27.3 million. As part of the offering, Gazit Development acquired 15.0 million Dori Group’s shares. As a result of the offering, Gazit Development interest in Dori Group increased to 73.9%.

c.	On January 22, 2012 the Company completed a private placement to institutional investors, of NIS 185 million par value debentures (Series D), by way of expansion of a listed series, along with 1.85 million non-listed call options exercisable into up to NIS 222 million par value debentures (Series K), for immediate consideration of NIS 226 million (NIS 1.22 for each NIS 1.00 par value of debentures (Series D) and 0.122 call options for no additional consideration).

Each of the call options was exercisable by February 29, 2012 (the “expiration date”) at an exercise price of NIS 121.8 (linked to the Israeli CPI) for each NIS 120 par value of debentures (Series K). By the expiration date 1.84 million options were exercised to NIS 221 million par value debentures (Series K) in consideration for NIS 224 million.

d.	On January 30, 2012 Dori Group completed a public offering of NIS 62 million par value of debentures (series F), by way of series expansion according to a shelf prospectus, in consideration for NIS 71 million.

e.	On February 13, 2012 EQY announced that it has closed a U.S.$ 200 million unsecured term loan which matures in February 2019 and can be increased to U.S.$ 250 million. The term loan bears interest at the annual rate of U.S. LIBOR plus 190 basis points subject to a pricing grid for changes in EQY’s credit ratings. EQY also entered into interest rate swaps to convert the term loan’s LIBOR rate to a fixed interest rate, providing EQY an effective fixed interest rate on the term loan of 3.46% per annum based on the EQY’s current credit ratings.

f.	On February 16, 2012 FCR completed a public offering in Canada of C$ 75 million par value unsecured convertible debentures (series H) by way of a shelf prospectus. The convertible debentures bear annual interest at the rate of 4.95%, payable in two semi-annual payments commencing on September 30, 2012 and are convertible into FCR shares for C$ 23.75 per share on each day from their listing for trade and payable on March 31, 2017. According to the terms of the debentures, FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR Ordinary shares during the 20 days prior to the repayment.

g.	On March 9, 2012 EQY completed the public secondary offering of 4.1 million EQY shares held by LIH in gross proceeds of U.S.$ 76.4 million (NIS 292 million), which were transferred to LIH.

h.	After the reporting date, a wholly-owned subsidiary purchased additional 6.7 million ATR shares through stock exchange trades, in consideration for € 24.0 million (NIS 119 million). As a result of the purchases, the Company’s interest in ATR increased to 33.4%, and the Company is expected to recognize a gain from bargain purchase in the amount of € 16.6 million (NIS 82 million), based on ATR’s shareholders’ equity and the currency exchange rate as of the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:	SUMMARY DATA FROM COMPANY’S SOLO FINANCIAL STATEMENTS IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES

a.	The Company includes nominal, historical data for income tax purposes only.

b.	The financial statements were compiled as per generally accepted accounting practices in Israel (except for Standard 29), based on the historical cost convention, without accounting for changes in the general purchasing power of the Israeli currency.

c.	Balance sheets:

	As of December 31,
	2011	2010
	NIS in millions
Current assets

Cash and cash equivalents	692	35
Other accounts receivable	7	6

	699	41

Non-current assets

Investments and loans	*)—	9
Investments in investees **)	12,197	11,331
Fixed assets, net	6	5
Deferred charges	*)—	*)—

	12,203	11,345

	12,902	11,386

Current liabilities

Current maturities of debentures	776	485
Trade payables	2	2
Other accounts payable	321	133
Dividends declared	—	57

	1,099	677

Long-term liabilities

Debentures	7,414	7,118
Loans from banks	2,441	1,476

	9,855	8,594

Equity	1,948	2,115

	12,902	11,386

*)	Represents an amount of less than NIS 1 million.
**)	Investments in investees are presented at cost in nominal, historical values. Accordingly, the Company’s share of earnings of investees is not included.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	SUMMARY DATA FROM COMPANY’S SOLO FINANCIAL STATEMENTS IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

d.	Statements of income:

	For the year ended December 31
	2011	2010	2009
	NIS in millions
Revenues

Company’s share in earnings of investees **)	—	—	—
Dividends	80	89	82
Management fees	6	8	3
Financing	178	672	507

Total revenues	264	769	592

Costs and expenses:

General and administrative	64	56	57
Capital loss, net	6	*)—	*)—
Financing	442	678	786

Total costs and expenses	512	734	843

Income (loss) before taxes on income	(248)	35	(251)
Taxes on income	4	4	6

Net income (loss)	(252)	31	(257)

*)	Represents an amount of less than NIS 1 million.
**)	The investments in investees are accounted for in the solo financial statements at cost in nominal, historical values. Accordingly, the Company’s share of earnings of investees is not included.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	SUMMARY DATA FROM COMPANY’S SOLO FINANCIAL STATEMENTS IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

e.	Statements of changes in equity:

	Share capital	Share premium	Proceeds on account of warrants	Accumulated deficit	Other reserves	Less - loans to purchase shares	Treasury shares	Total
	NIS in millions
Balance at January 1, 2009	127	2,285	—	(770)	52	(4)	(8)	1,682

Issue of shares	13	378	10	—	—	—	—	401
Exercise of share options into shares	—	5	—	—	(5)	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*)—	—	*)—
Cost of share-based payment	—	—	—	—	4	—	—	4
Loss	—	—	—	(257)	—	—	—	(257)
Dividends paid	—	—	—	(136)	—	—	—	(136)
Dividends declared	—	—	—	(50)	—	—	—	(50)

Balance as of December 31, 2009	140	2,668	10	(1,213)	51	(4)	(8)	1,644

Issue of shares	15	622	—	—	—	—	—	637
Expiration of share options	—	10	(10)	—	—	—	—	—
Exercise of share options into shares	*)—	5	—	—	(4)	—	—	1
Repayment of loans to purchase shares	—	—	—	—	—	*)—	—	*)—
Cost of share-based payment	—	—	—	—	13	—	—	13
Net income	—	—	—	31	—	—	—	31
Dividends paid	—	—	—	(154)	—	—	—	(154)
Dividends declared	—	—	—	(57)	—	—	—	(57)

Balance as of December 31, 2010	155	3,305	—	(1,393)	60	(4)	(8)	2,115

Issue of shares	10	303	—	—	—	—	—	313
Expiration and exercise of share options into shares	*)—	10	—	—	(8)	—	—	2
Repayment of loans to purchase shares	—	—	—	—	—	4	—	4
Cost of share based payment	—	—	—	—	7	—	—	7
Loss	—	—	—	(252)	—	—	—	(252)
Dividends declared	—	—	—	(241)	—	—	—	(241)

Balance as of December 31, 2011	165	3,618	—	(1,886)	59	*)—	(8)	1,948

*)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

APPENDINX A TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF GROUP INVESTEES AS OF DECEMBER 31, 2010 (1)

	Holding interest as of December 31,			Incorporated in	Additional information
	2011	2010	Note		in Note
	%
Equity One Inc. *)	43.4	40.9	(3)	USA	9c
First Capital Realty Inc.	50.5	48.8	(3)	Canada	9d
M.G.N USA Inc.	100	100	(4)	USA	9o
Gazit (1995) Inc.	100	100	(3)	USA
Gazit Group USA Inc.	100	100	(3)	USA
M.G.N America LLC.	100	100	(3)	USA
M.G.N First Generation LLC.	100	—	(3)	USA
Gazit S.A. Inc.	100	100	(3)	USA
ProMed Properties Inc.	100	100	(3)	USA	9i
Gazit Senior Care Inc.	100	100	(3)	USA	9h
Gazit 2003 Inc.	100	100	(2)	Canada
Gazit Canada Inc.	100	100	(4)	Canada	9o
Gazit Maple Inc.	100	100	(2)	Canada
Golden Oak Inc.	100	100	(2)	Cayman Islands
Hollywood Properties Ltd.	100	100	(2)	Cayman Islands
Citycon Oyj	48.0	47.3	(2)	Finland	9f
Gazit Europe (Netherlands) BV	100	100	(2)	Netherlands	9j
Gazit Europe (Asia) BV	100	100	(2)	Netherlands	9o
Gazit Germany Beteilingungs GmbH & Co. KG	100	100	(3)	Germany	9j
Gazit Brazil Ltda.	100	100	(3)	Brazil	9l
Gazit Gaia Limited	100	100	(2)	Jersey	9o
Gazit Midas Limited	100	100	(2)	Jersey	9o
Gazit America Inc.	73.1	69.5	(3)	Canada	9e
Atrium European Real Estate Limited	31.6	30.0	(3)	Jersey	9g
Gazit Globe Israel (Development) Ltd.	75	75	(2)	Israel	9k
Hashalom Boulevard House Ltd.	100	100	(3)	Israel
Gazit Globe Holdings (1992) Ltd.	100	100	(2)	Israel	9o
G.G. Development Ltd.	100	100	(2)	Israel	9o
Acad Building and Investments Ltd.	100	50	(5)	Israel	9m
U. Dori Group Ltd.	73.8	73.8	(5)	Israel	9m

(1)	The list does not include companies held by EQY, FCR, CTY, GAA, ATR, Gazit Development, Acad, Dori Group Gazit Germany, Gazit Brazil, ProMed Properties Inc. and Gazit Senior Care Inc.
(2)	Held directly by the Company.
(3)	Held through subsidiaries.
(4)	Held directly and through subsidiaries.
(5)	Starting in 2011, Held through Gazit Globe Israel (Development) Ltd.
*)	Represent economic interest (calculated net of non-controlling interests in GAA). The holding interest in voting rights as of December 31, 2011 and 2010 is 42.1% and 44.6%, respectively.

PERIODIC REPORT FOR 2011

CHAPTER D – ADDITIONAL DETAILS ABOUT THE

COMPANY

Company’s Name:	Gazit-Globe Ltd. (the “Company” or the “Corporation”)

Company’s Registered No.:	520033234

Address:	1 Hashalom Road, Tel-Aviv 67892

E-mail Address:	gazitglobe@gazitgroup.com

Telephone:	03-6948000

Facsimile:	03-6961910

Statement of Financial Position Date:	December 31, 2011

Reporting Date:	March 27, 2012

1

REGULATION 10A: CONDENSED QUARTERLY STATEMENTS OF COMPREHENSIVE INCOME

For condensed statements of comprehensive income for 2011 on a quarterly basis, refer to section 2.3(c) of the Board of Directors’ Report.

REGULATION 10C: USE OF PROCEEDS FROM THE ISSUE OF SECURITIES

Proceeds from the issuances undertaken by the Company pursuant to the shelf offering report dated September 4, 2011 and pursuant to the prospectus published for the purposes of registering its shares for trading on the NYSE on December 19, 2011 were used in full, as was also stated in the aforesaid shelf offering report and prospectus, to reduce the utilization of the Company’s existing credit facilities, for its current operations, including investment in its subsidiaries, and for the acquisition of companies and properties in the Company’s field of operation or which complement its activity, and investment therein.

2

REGULATION 11: LIST OF INVESTMENTS IN SUBSIDIARIES AND IN RELATED COMPANIES

Presented below is a listing of the Company’s investments in each of its subsidiaries and related companies as of statement of financial position date:

Company name	Class of security and par value	Quantity owned		Value in the financial statements (NIS in thousands) (*)	Interest in relation to issued share capital (%)		Interest in relation to voting rights and power to appoint directors (%)		Price at statement of financial position date
Investments in private companies owned by the Company
Beit Derech Hashalom Ltd.	Shares of NIS 1	9,999		33,627	100		100		—
Gazit-Globe Holdings (1992) Ltd. (1)	Shares of NIS 1	432 1	(2)	(127,934)	100		100		—
Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (3)	Shares of NIS 0.1	8,500,000		407,618	75		75		—
G.G. Development Ltd. (4)	Shares of NIS 0.01	100		104,961	100		100		—
Golden Oak Inc. (5)	Shares of U.S.$ 1	100		—	100		100		—
Hollywood Properties Ltd. (6)	Shares of U.S.$ 1	300		—	100		100		—
M.G.N. (USA) Inc. (7)	Shares of U.S.$ 1	2,142		621,995	100		100		—
Gazit Canada Inc. (8)	Preferred shares of C$ 1 Shares of C$ 0.01	330,673,835 1,000		3,598,522	100		100		—
Gazit 2003 Inc. (9)	Preferred shares of C$ 1 Shares of C$ 1	117,580,904 100		824,078	100		100		—
Gazit Maple Inc.(10)	Preferred shares of C$ 1 Shares of C$ 1	32,468,304 100		122,984	100		100		—
Gazit Europe (Netherlands) B.V. (11)	Shares of EUR 1	18,500		16,564	100		100		—
Gazit Europe (Asia) B.V. (12)	Shares of EUR 1	18,000		152,626	100		100		—
Gazit Midas Limited (13)	Shares of EUR 1	1,000		1,569,036	100		100		—
Gazit Gaia Limited (14)	Shares of EUR 1	1,000		160,858	100		100		—
Gazit Brazil Ltda. (15)	Participation rights	—		(45,540)	100		100		—
Investments in public companies (some of which are owned by the private subsidiaries detailed above)
Equity One Inc. (16) (“EQY”)	Shares of U.S.$ 0.01	38,407,443		—	43.4	(17)	42.1	(17)	U.S.$ 16.98
First Capital Realty Inc. (18) (19) (“FCR”)	Shares of C$ 1	90,085,902		—	50.5		50.5		C$17.30
Gazit America, Inc. (20) (“GAA”)	Shares of C$ 1	17,033,974		—	73.1		73.1		C$4.84
Citycon Oyj(21) (22) (“CTY”)	Shares of EUR 1.35	133,456,911		2,119,916	48.0		48.0		EUR 2.31
	Convertible debentures of EUR 1	42,000,000		226,034	—		—		EUR 0.84
Atrium European Real Estate Limited(23) (“ATR”)	Shares of EUR 1	117,862,332		—	31.6		31.6		EUR 3.48
U. Dori Group. Ltd.(24) (“U. Dori”)	Shares of NIS 1	85,080,346		—	73.8		73.8		NIS 1.32

(*)	According to the Company’s stand-alone financial statements, as of statement of financial position date.
(1)	Gazit-Globe Holdings (1992) Ltd. owns 35% of Beit Derech Hashalom Ltd.
(2)	Deferred shares.

3

(3)	Since June 2011, Gazit Development owns 100% of the share capital and voting rights of Acad Building & Investments Ltd. (“Acad”), which has interests in U. Dori, as detailed in footnote 25 below. For details of the purchase of 50% of Acad’s share capital by the Company in April 2011, as well as the sale of 100% of Acad’s share capital to Gazit Development, refer to section 1.1.16 of Chapter A of the Periodic Report. In addition, Gazit Development Ltd. has private subsidiaries that are not presented separately in the table. For details regarding the shareholders’ agreement relating to Gazit Development Ltd., refer to note 26a of the financial statements.
(5)	Golden Oak Inc. owns 30% of Beit Derech Hashalom Ltd. and also 33.33% of M.G.N. (USA) Inc.
(6)	Hollywood Properties Ltd. owns 35% of Beit Derech Hashalom Ltd. and also 92.5% of Gazit Canada Inc.
(7)	M.G.N. (USA) Inc. owns 100% of Gazit 1995 Inc., MGN America Inc., Gazit Europe Inc., Gazit Group USA Inc., Gazit Senior Care Inc., Gazit First Generation Inc. and ProMed Properties Inc., as well as shares in EQY.
(8)	Gazit Canada Inc. owns 40.65% of the share capital of FCR.
(9)	Gazit 2003 Inc. owns 9.85% of the share capital of FCR.
(10)	Gazit Maple Inc. owns 73.1% of the share capital of GAA.
(11)	Gazit Europe (Netherlands) B.V. owns a group of German companies (100%), which are not presented separately.
(12)	Gazit Europe (Asia) B.V. invests in a real estate investment fund, resident in Mauritius, India.
(13)	Gazit Midas Limited owns 28% of the share c apital of ATR.
(14)	Gazit Gaia Limited owns 3.6% of the share capital of ATR.
(15)	The interests in Gazit Brazil Limitada are owned through private subsidiaries and a U.S. partnership, which are not presented separately in the table.
(16)	The interests in EQY are owned through Gazit First Generation Inc., M.G.N. (USA) Inc. and MGN (America) Inc., which (together) own 34.11% of the share capital of EQY, as well as through GAA, which owns a further 12.68% of the share capital of EQY. EQY has private subsidiaries, which are not presented separately in the table.
(17)	With regard to the shareholders’ agreement between the Company and LIH relating to EQY, refer to notes 9c and 26a of the financial statements. The interests in the capital and in the voting rights include GAA’s interests in EQY, where the calculation of the voting rights takes into account all of GAA’s interests in EQY and the calculation of the interests in the share capital takes into account GAA’s interests in EQY according to the Company’s interests in GAA.
(18)	The interests in FCR are owned through Gazit Canada Inc. (40.65%) and Gazit 2003 Inc. (9.85%). FCR has private subsidiaries, which are not presented separately in the table.
(19)	With regard to the shareholders’ agreement between the Company and Alony-Hetz relating to FCR, refer to note 26a of the financial statements.
(20)	GAA owns 100% of the share capital of ProMed Properties (CA) Inc. as well as 12.7% of the share capital of EQY and 11.4% of the voting rights in it. GAA has private subsidiaries, which are not presented separately in the table.
(21)	The shares of CTY are owned directly. CTY has private subsidiaries, which are not presented separately in the table.
(22)	With respect to an interest of EUR 42 million par value of convertible debentures owned directly by the Company. With regard to the terms of these convertible debentures, refer to note 21c(2) of the financial statements.
(23)	The interests in the shares of ATR are owned through Gazit Midas Limited (28%) and Gazit Gaia Limited (3.6%). ATR has private subsidiaries, which are not presented separately in the table.
(24)	With regard to the shareholders’ agreement between the Company and CPI relating to ATR, refer to note 26a of the financial statements.
(25)	The interests in U. Dori are owned through Acad, 75% of whose share capital is owned indirectly by the Company (through Gazit Development). U. Dori owns 71.2% of the share capital of Dori Construction Ltd., a public company. In addition, U. Dori has private subsidiaries, which are not presented separately in the table.

4

Presented below are details of the balance of the Company’s debentures and loans to its subsidiaries and related companies:

Company	Linkage basis	Interest rate	Reported balance as of December 31, 2011 (NIS in thousands)	Repayment years
M.G.N. (USA) Inc. and its wholly owned subsidiaries	U.S.$	4%	984,985	(*)
	U.S.$	4%	1,382,298	2016
Gazit South America LP	BRL	7.5%-11.6%	286,173	(*)
Gazit 2003 Inc.	C$	LIBOR+1.5%	17,682	(*)
Gazit Midas Limited	EUR	LIBOR+1.5%	1,382,519	(*)
Gazit Europe (Netherlands) B.V.	EUR	EURIBOR+1.5% 4.3%	333,457	(*)
Citycon Oyj. (1)	EUR	4.5%	226,034	2013
Gazit-Globe Israel (Development) Ltd	CPI	4%-6.674%	1,068,255	(*)
	EUR	LIBOR+1.5%-LIBOR+2.5%
	EUR	6.4%	75,519
	NIS	PRIME+1.6%	105,000	2013
	CPI	6.97%-7.17%	661,044	2014-2019
	NIS	3.80%	45	(*)
Gazit Gaia Limited	EUR	EURIBOR+1.5%-EURIBOR+4.5%	393,869	(*)
Gazit-Globe Holdings (1992) Ltd.	CPI/EUR, whichever is higher	3.63%/EURIBOR+2%	237,499	2014-2016
	NIS	3.80%	59,629	(*)
Gazit Maple Inc	U.S.$	LIBOR+1.5%-	331,973	(*)
Gazit Asia	EUR	LIBOR+3%-4.3%	160,908	(*)

(*)	The loans are automatically renewed from time to time, subject to the possibility of their being terminated in accordance with the terms set forth in the agreements with respect to such loans.
(1)	Listed debentures convertible into CTY shares. As of December 31, 2011, the price of the debentures on the Helsinki Stock Exchange was EUR 0.836 for each EUR 1 par value of the debentures. With regard to the terms of these convertible debentures, refer to note 21c(2) of the financial statements.

5

REGULATION 12: CHANGES IN INVESTMENTS IN SUBSIDIARIES AND IN RELATED COMPANIES(*)

Date of change	Nature of change	Company name	Class of security	Total par value	Cost (NIS in thousands)	Average cost per unit
5/11	Participation in rights offer	Gazit America Inc.	Ordinary share	6,235,388	76,226	C$3.41
5/11	Participation in rights offer	Gazit America Inc.	Share option	6,235,388	64,601	C$2.89
3/11	Receipt of shares in lieu of interest	First Capital Realty Inc.	Ordinary share	283,027	15,586	C$15.32
7/11	Share acquisition on the stock exchange	First Capital Realty Inc.	Ordinary share	36,000	2,089	C$16.22
8/11	Conversion of convertible debentures into shares	First Capital Realty Inc.	Ordinary share	4,553,809	271,052	C$16.47
9/11	Receipt of shares in lieu of interest	First Capital Realty Inc.	Ordinary share	229,480	13,898	C$16.38
12/11	Conversion of convertible debentures into shares	First Capital Realty Inc.	Ordinary share	5,159,899	303,815	C$15.96
3/11	Share acquisition from Alony-Hetz	Equity One Inc.	Ordinary share	2,000,000	130,039	U.S.$ 18.25
5/11	Participation in share issuance	Equity One Inc.	Ordinary share	1,000,000	67,351	U.S.$ 19.42
5/11	Share acquisition from Alony-Hetz	Equity One Inc.	Ordinary share	1,000,000	67,004	U.S.$ 19.32
4-6/11	Share acquisition on the stock exchange	Equity One Inc.	Ordinary share	289,232	17,826	U.S.$ 17.91
7-9/11	Share acquisition on the stock exchange	Equity One Inc.	Ordinary share	1,837,304	109,207	U.S.$ 16.75
10-12/11	Share acquisition on the stock exchange	Equity One Inc.	Ordinary share	350,000	19,588	U.S.$ 15.04
7/11	Participation in share issuance	Citycon Oyj	Ordinary share	14,900,000	218,267	EUR 3.00
8/11	Share acquisition on the stock exchange	Citycon Oyj	Ordinary share	2,230,571	27,706	EUR 2.44
11/11	Share acquisition on the stock exchange	Citycon Oyj	Ordinary share	535,000	5,911	EUR 2.17
8-10/11	Share acquisition on the stock exchange	Atrium European Real Estate Limited	Ordinary share	6,032,717	104,415	EUR 3.45
3/11	Redemption of preferred shares	Gazit Canada Inc.	Ordinary share	(12,455,794)	(45,478,595)	C$1.00
3/11	Redemption of preferred shares	Gazit 2003 Inc.	Preferred share	(1,606,186)	(5,864,506)	C$1.00
5/11	Conversion of debt into capital	MGN (USA) Inc.	Preferred share	—	398,832	—

(*)	Excludes negligible investments in establishing inactive subsidiaries in the reporting period.

6

REGULATION 13: INCOME FROM SUBSIDIARIES AND RELATED COMPANIES AND INCOME THEREFROM

Presented below are details of the 2011 comprehensive income attributed to the shareholders of each of the Company’s subsidiaries or related companies, and also the Company’s income from dividends, management fees and interest from those companies (NIS in thousands)

Company name	Income (loss)	Comprehensive income (loss)	Total comprehensive income (loss)	Dividends	Management fees	Interest income (expenses)
M.G.N. (USA) Inc. (1)	(42,734)	22,386	(20,351)	—	577	88,782
Gazit Canada Inc. (2)	897,089	(15,344)	881,745	—		8,881
Gazit 2003 Inc. (2)	(2)	(2)	(2)	—	—	—
Gazit Maple Inc	(2)	(2)	(2)	—	—	—
Gazit-Globe Holdings (1992) Ltd.	(10,798)	—	(10,798)	—	—	10,172
Beit Derech Hashalom Ltd.	1,150	—	1,150	—	137	(661)
Gazit-Globe Israel (Development) Ltd. (3)	128,315	(641)	127,674	—	—	129,450
G.G. Development Ltd.	(79,818)	—	(79,818)	—	—	(3,116)
Citycon Oyj.	63,533	(131,422)	(67,889)	80,316	—	9,664
Gazit Europe (Netherlands) B.V. (4)	(31,301)	5,598	(25,703)	—	—	9,538
Gazit Europe (Asia) B.V.	2,495	(1,879)	(4,374)	—	—	2,512
Gazit Brazil Ltda. (5)	(34,479)	—	(34,479)	—	—	14,610
Acad Building & Investments Ltd. (6)	72,882	(4,103)	68,779	—	—	—
Gazit Gaia Ltd.	(10,489)	—	(10,489)	—	—	10,273
Gazit Midas Ltd.	238,669	2,423	241,092	—	—	50,746

(1)	The results of M.G.N. (USA) Inc. include the results of Gazit 1995 Inc., Gazit Group USA, MGN (America) Inc., Gazit Europe Inc., Gazit Senior Care Inc. and ProMed Properties Inc.
(2)	The income of Gazit Canada Inc. includes the results of Gazit 2003 Inc. and of Gazit Maple Inc.
(3)	Since June 2011, represents also the operations of Acad, including with respect to its interests in U. Dori.
(4)	Represents the results of the Company’s operations in Germany.
(5)	Represents the results of Gazit Brazil Limitada’s operations, including those of Gazit South America LP (a U.S. partnership that owns it).
(6)	Reflects the operations of Acad, including with respect to its interests in U. Dori.

7

REGULATION 20: STOCK EXCHANGE TRADING

During the reporting year, the following securities of the Company were listed for trading:

a.	10.35 million ordinary shares of NIS 1 par value each at a price per share of U.S.$ 9, that were issued pursuant to a prospectus dated December 14, 2011, published for the purposes registering the company’s shares for trading on the NYSE.

b.	104,286 ordinary shares of the Company that were issued as a result of the exercise of share options by employees and directors (non-listed).

c.	NIS 451,048 thousand par value of debentures (series K), pursuant to a shelf offering report dated September 4, 2011.

After the date of the report, NIS 185,231,800 par value of debentures (series D) were listed that were issued as part of private placements to qualified investors in January 2012, and 220,602,160 par value of debentures (series K) were listed that were issued as a result of the conversion into debentures (series K) of 1,839,018 warrants (non-listed), that were issued in private placements as aforesaid.

In 2011, Stock Exchange trading in the Company’s securities was not suspended (apart from technical breaks in trading prior to the publication of the Company’s financial statements). With regard to the delisting of debentures following their repurchase by the Company, refer to section (d) of Regulation 29 below.

8

REGULATION 21: COMPENSATION OF INTERESTED PARTIES AND SENIOR OFFICERS

Presented below are details of the compensation paid with respect to 2011, to each of the five highest compensation recipients from among the senior officers of the Group (the Company or a corporation which it controls) and the three highest compensation recipients from among the senior officers of the Company itself, as well as details of the compensation paid to the Company’s interested parties:

Details of Compensation Recipient					Compensation for Services (NIS in thousands)
Name	Position	Scope of position	Rate of interest in the corporation		Salary	Bonus		Share- based payment	Other	Total
Jeffrey Olson	CEO, EQY	Full-time	—		3,708	2,442		7,548	—	13,699
Chaim Katzman	Chairman of the Board	Full-time	0.12	%(1)	2,797	(*)		6,540	—	9,337
Dori Segal	Executive Vice Chairman of the Board and President of FCR	Full-time	0.55	%(2)	3,556	(**) 1,271		4,721	512	10,060
Thomas Caputo	President, EQY	Full-time	—		2,677	1,628		4,953	—	9,258
Ronen Ashkenazi	President of Gazit Development and CEO of Dori Group	Full-time	—		1,210	5,600	(3)	—	341	7,151
Aharon Soffer	President	Full-time	0.01%		2,187	1,500		2,630		6,317
Arie Mientkavich	Deputy Chairman of the Board	Half-time	0.02%		1,296	500		848		2,643
Yair Orgler	External Director	—	—		382			—		382
Chaim Ben Dor	Director	—	0.05		374			4		378
Shay Pilpel	Director	—	—		314			—		314
Noga Knaz	External Director	—	—		343			28		371
Eli Shachar(4)	Director	—	—		187			62		249

(*)	In 2011, the Chairman of the Board of Directors was entitled to a bonus from a wholly owned subsidiary of the Company, in the amount of NIS 43.4 million, which he waived in full (absolutely and irrevocably), as referred to in section B.3(c) below and in notes 38b(3) and 38c(1) of the financial statements. In addition, upon expiration of the employment agreement Mr. Katzman had with a wholly-owned subsidiary of the Company, Mr. Katzman was entitled to a one-time payment of approximately NIS 60 million. However Mr. Katzman has notified the Company that he is waiving his rights to the aforesaid payment in full, as detailed in section B(3)(a) below.
(**)	In 2011, the Executive Vice Chairman of the Board of Directors was entitled to a bonus from a wholly owned subsidiary of the Company, in the amount of NIS 17.4 million, which he waived in full (absolutely and irrevocably), as referred to in section C.3(c) below and in notes 38b(3) and 38c(4) of the financial statements. In addition, upon termination of the of the employment agreement Mr. Segal had with a wholly-owned subsidiary of the Company, Mr. Segal was entitled to a one-time payment of approximately NIS 24.5 million. However Mr. Segal has notified the Company that he is waiving his rights to the aforesaid payment in full, as detailed in section C(4)(a) below.
(1)	Relates to Mr. Chaim Katzman’s direct interests in the Company. For a description of Mr. Katzman’s interests in Norstar Holdings Inc., the controlling shareholder of the Company, refer to Regulation 24 below.
(2)	Relates to Mr. Segal’s direct interests in the Company. For a description of Mr. Segal’s interests in Norstar Holdings Inc., the controlling shareholder of the Company, refer to Regulation 24 below.

9

(3)	Including bonuses for 2010 and 2011, which were approved in 2012, as detailed in section H below.
(4)	Ended his tenure in the Company in September 2011.

A.	Additional details and explanations to the table—General

1.	The compensation amounts are in terms of cost to the Company or to the consolidated subsidiary, as the case may be (the amounts paid by ATR, a proportionately consolidated company, are presented according to the Company’s interests in it as of December 31, 2011 (31.6%) and not as actually paid, in accordance with the cost reflected in the Company’s financial statements).

2.	The salary amounts include the cost of salary-related components.

3.	The interests presented in the table are those immediately before the date of the report’s publication.

B.	Additional details and explanations to the table – Details regarding the Chairman of the Board, Mr. Chaim Katzman

1.	The salary shown in the table is that according to Mr. Katzman’s employment agreement with a wholly owned subsidiary of the Company, which expired in November 2011, annual compensation received from FCR, the consideration received with respect to consultancy services to a company wholly owned by ATR starting in November 2011 (until November 2011, the expiration date of the said employment agreement, the consideration was transferred in full to the Company, as described in section 6 below, and it is therefore not included in the table), as well as directors’ compensation received from CTY starting in November 2011 (until November 2011, this compensation was offset against the compensation to which Mr. Katzman was entitled from a wholly owned subsidiary of the Company, as described in section 7 below, and it is therefore not included in the table).

2.	The amount that appears under the heading “Share-based payment” is composed of the cost recorded in the Company’s 2011 financial statements, with respect to:

(i)	Restricted shares granted to Mr. Katzman by EQY in 2007 and in 2010;

(ii)	Restricted shares granted to Mr. Katzman by FCR in 2009, 2010 and 2011.

As to the issuance conditions of the above restricted shares (viz., those for which part of their cost has been recorded in the 2011 financial statements), refer to sections 4(b) and 5(b) below.

10

3.	Details of the compensation of Mr. Katzman from one of the Company’s wholly owned subsidiaries

a.	Until November 15, 2011, Mr. Katzman and a wholly owned subsidiary of the Company were party to an agreement that was approved by the general meeting of the Company in February 2000 (and which was amended by resolution of the general meeting in September 2001 and in October 2004). According to the agreement, the annual (base) salary of Mr. Katzman for 2010, including any accompanying costs, amounted to U.S.$ 212.5 thousand (the “Base Salary”). This salary was linked to the U.S. consumer price index (C.P.I.), or was increased by 6% per year, whichever was the higher. In addition to the aforesaid, Mr. Katzman was entitled to a bonus equivalent to 5% of the annual net (pre-tax) income reported by the Company. The employment agreement was renewed automatically, from time to time, for 2-year periods, subject to each party’s right to terminate the agreement at the end of each of the said periods by giving 90 days’ advance notice. In the event of the agreement period not being renewed, Mr. Katzman was entitled to a one-time payment in the amount of his annual compensation. Had the Company cancelled the agreement before the end of the period (except in a case of dismissal “with cause”, in the customary circumstances that are specified in the agreement), Mr. Katzman would have been entitled to a payment of his last annual compensation that was paid to him for the 12 months that preceded the aforementioned termination of the agreement, the payment of an adaptation grant in an amount equal to one quarter of the aforesaid compensation, as well as to the rest of his rights pursuant to the agreement (during the aforesaid adaptation period). The employment agreement also made the usual provisions with regard to vacation days, sickness days, life insurance (which includes members of his family as beneficiaries), etc. In addition to the aforesaid, it had been agreed that Mr. Katzman would not be entitled to any additional consideration, beyond that determined in the agreement, from the Company or from its subsidiaries, except for the salary for his work with EQY, and except for the compensation to which he was entitled from FCR. Mr. Katzman has been entitled to compensation from FCR since September 2001, the date when his employment with FCR was approved by the general meeting of the Company, subject to a 35% reduction in his Base Salary. At that time, Mr. Katzman’s salary was in fact reduced by the said percentage, and the Base Salary that he received in 2011 was after the reduction referred to above.

On November 15, 2011, the said employment agreement between the Company and Mr. Katzman expired, pursuant to the transition provisions enacted as part of the Companies Law (Amendment No. 16), 2011, relating to the required approval – once every three years – of engagements between a public company and its controlling shareholder, with respect to the terms of his appointment and employment. Pursuant to the terms of the employment agreement detailed above, upon termination of the agreement Mr. Katzman was entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010 in the amount of approximately NIS 60 million. However, Mr. Katzman has notified the Company that he is waiving his right to the aforesaid payment in full.

It is hereby clarified that, despite the expiration of the employment agreement, Mr. Katzman is continuing to fulfill his duties as Chairman of the Company’s Board of Directors. The Company intends to take steps to formulate new employment and compensation arrangements with Mr. Katzman, in light of the considerable importance it ascribes to his continued employment with the Company.

11

b.	On March 28, 2008, Mr. Katzman gave the Company a written notice (the “Conditional Waiver Notice”), pursuant to which, in light of the adoption of International Accounting Standard No. 40, he is waiving a current payment of part of the annual bonuses to which he is entitled under the aforesaid employment agreement, which arises directly from the increase in the value of real estate assets that are classified in the Company’s books as investment property (“Investment Property”), with this being until the dates specified in subparagraphs (2) and (4) below. The Conditional Waiver Notice sets forth the following principles: (1) when calculating the Company’s income or loss for any particular year (starting from 2007) for the purpose of computing the annual bonus to which Mr. Katzman is entitled pursuant to the employment agreement (the “Annual Bonus”), the (pre-tax) gain or loss arising directly from the increase or decrease in the value of the Investment Property will not be taken into account (in this sub-section, the Annual Bonus after the above adjustment is referred to as the “Current Annual Bonus”). For this purpose “the increase or decrease in the value of the Investment Property” means the increase or decrease in fair value of any property that is part of the Investment Property in a particular year, compared to the fiscal year that preceded it (net of related expenses arising directly from the aforesaid increase or decrease (the “Related Expenses”)); insofar as this pertains to property which is owned by a subsidiary of the Company, such increase or decrease will be determined in accordance with the Company’s relative share in the subsidiary; (2) in the event of the sale or transfer of properties that are part of the Investment Property, on the payment date of the Annual Bonus for the fiscal year during which the property was sold or transferred, the Company will pay Mr. Katzman (in addition to the Current Annual Bonus) an additional amount (the “Additional Payment”) for the year, which will be calculated at the rate of 5% of the Company’s pre-tax gain from the sale or transfer of the aforesaid properties, which is calculated as the difference between the aggregate amount of the selling prices of the above properties (net of the expenses directly connected with their sale and net of the Related Expenses as defined above) and (i) the value of the properties as presented in the Company’s books as of January 1, 2007 or (ii) with regard to properties acquired by the Company after January 1, 2007 – their acquisition price. Moreover, when calculating the Company’s income or loss for the purpose of computing the Current Annual Bonus for the year in which properties that are part of the Investment Property were sold or transferred, the gain or loss arising directly from the difference between the aggregate amount of the selling prices of the above properties and their value as presented in the financial statements of the Company for the year preceding the said year will not be taken into account; (3) notwithstanding the above and below, Mr. Katzman will not receive – with regard to any year – any bonus amounts pursuant to the employment agreement and pursuant to the Conditional Waiver Notice (viz., the Current Annual Bonus and the Additional Payment for that year; collectively, in this sub-section, the “Actual Bonus Payment”), in an amount that, together with the Actual Bonus Payments prior to that year (for 2007 and the following years), exceeds the aggregate amount of the Annual Bonuses to which Mr. Katzman would have been entitled pursuant to the employment agreement for the whole of that period (had it not been for the Conditional Waiver Notice); (4) in the event of the employment agreement terminating in accordance with its conditions and not being renewed by the Company for any reason whatsoever, and also in any situation where the employment of Mr. Katzman pursuant to the employment agreement will cease: (i) on the initiative of the employer or the Company; or (ii) as a result of the death or disability of Mr. Katzman; or (iii) within six months following a change in control over the Company (and – in the event of a change in control – independent of the question of whether the termination of the employment was on the initiative of the Company or on the initiative of Mr. Katzman) (collectively, “Termination of the Employment”), Mr. Katzman will be paid, within 30 days from the date of Termination of the Employment, the difference between the aggregate amount of the Annual Bonuses for the period from January 1, 2007 through to Termination of the Employment to which Mr. Katzman would have been entitled had it not been for the Conditional Waiver Notice, and the aggregate amount of the Additional Payments (as defined above); (5) the Conditional Waiver Notice may be canceled by Mr. Katzman by giving notice to the Company (in this sub-section, the “Cancellation Notice”). Upon giving the said Cancellation Notice, the provisions of the Conditional Waiver Notice will not be applied with respect to the fiscal year beginning immediately after the year in which the Cancellation Notice is given and with respect to all years thereafter. In light of the Mr. Katzman’s absolute waivers provided to the Company over the years, including with respect to 2011, at the Termination of the Employment, Mr. Katzman has not accumulated any credit balance for payment pursuant to the Conditional Waiver Notice.

12

c.	On March 27, 2012, Mr. Katzman gave the Company an irrevocable notice of his absolute waiver of the entire bonus amount he was entitled to for 2011, a total of approximately NIS 43.3 million (for the part of the year in which the agreement was in force).

4.	Details of the compensation of Mr. Katzman from EQY

a.	In August 2010, EQY and Mr. Katzman entered into an agreement (the “2010 Agreement”) for the period commencing on January 1, 2011 and ending on December 31, 2014, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors (this agreement replaced a previous agreement between the parties, dated 2006; the “2006 Agreement”). Pursuant to the provisions in the 2010 Agreement, at the end of the period, the 2010 Agreement will be automatically renewed on a yearly basis, unless one party announces otherwise at least 90 days prior to the renewal date. According to the 2010 Agreement, Mr. Katzman will be entitled to an annual bonus which will be determined at the discretion of EQY’s Compensation Committee. The 2010 Agreement also sets forth provisions for the reimbursement of expenses with respect to Mr. Katzman’s position, and provisions regarding its termination by EQY or by Mr. Katzman, while distinguishing between termination “with cause” and termination “without cause”. Within this framework, the 2010 Agreement sets forth the amounts to which Mr. Katzman will be entitled at the time of the agreement being so terminated, which include expense reimbursement as well as the acceleration of all the vesting periods of options and restricted shares of EQY due to vest within one year from the 2010 Agreement’s termination date (pursuant to the circumstances of the termination of the 2010 Agreement). In addition, EQY may redeem restricted shares vested due to termination of the 2010 Agreement, and grant Mr. Katzman financial compensation instead, based on the value of the redeemed shares.

13

b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to restricted shares granted by EQY to Mr. Katzman, as detailed below: (i) in 2007, Mr. Katzman was granted 31,250 restricted shares the vesting periods of which were updated in the 2010 Agreement (out of 300,000 restricted shares granted to Mr. Katzman on the same date), at a price of U.S.$ 26.61 per share as of the grant date. These will vest in monthly installments from February 2011 to December 2014 (instead of on December 31, 2010, as set at the grant date); (ii) In August 2010, Mr. Katzman was granted 380,000 restricted shares of EQY at a price per share at the grant date of U.S.$ 16.72. These shares vest in several unequal installments as follows: 31,250 shares vested in January 2011; 7,266 will vest on the first of every month from February 2011 to December 2014; and 7,248 will vest on December 31, 2014. In the event of EQY proposing – during the period of the agreement – to list its securities for trade, EQY will give Mr. Katzman the opportunity on that date to have the EQY securities that he owns listed for trade (including stock options and securities that will be received from their exercise).

Immediately before the publication date of this report, EQY’s share price was U.S.$ 20.12.

5.	Details of the compensation of Mr. Katzman from FCR

a.

Mr. Katzman has entered into an agreement, effective from October 2001, with FCR, which was amended in September 2007. Pursuant to this agreement, with effect from October 2001 and so long as Mr. Katzman remains as Chairman of FCR’s Board of Directors, he is entitled to annual compensation that amounts, with effect from 2007 (following the aforementioned amendment) to C$ 500 thousand, as well as an annual grant of 28.8 thousand restricted units[1]which are convertible into shares in FCR. The agreement with FCR also states that, in the event the agreement being terminated due to a change in the control of FCR, Mr. Katzman will be entitled – within 24 months of the date of the change in the control – to a payment equivalent to 2.99 times the annual compensation, to the immediate exercise of all the share options that he will own at that time, and to the immediate release of the lock-up restrictions on all the restricted shares that he will own at that time.

[1]

Through 2010, Mr. Katzman was entitled to 18 thousand restricted units, and following the split in FCR’s shares in May 2010, at a ratio of 3.2 shares for every 2 shares, the number of restricted shares was updated.

14

b.

The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options for FCR’s restricted units, which were granted by FCR to Mr. Katzman on various dates and for various vesting periods, as detailed below[2]: (i) 18,000 restricted units were granted to Mr. Katzman in March 2009 for no consideration out of which Mr. Katzman waived the right to receive 4,500 units, and these are exercisable into 21,600 shares in FCR at an exercise price as of the grant date of C$ 9.56 per share; (ii) 11,000 restricted units were granted to Mr. Katzman in March 2010 for no consideration, and these are exercisable into 17,600 shares in FCR at an average exercise price as of the grant date of C$ 13.79 per share; (iii) 32,250 restricted units were granted to Mr. Katzman in March 2011 for no consideration, and these are exercisable into 32,250 shares in FCR at an average exercise price as of the grant date of C$ 15.82 per share. With regard to the restricted units referred to in sub-paragraphs (i)-(iii), the vesting period (at the end of which the units are convertible) is on December 15 of the third calendar year after the grant date, and FCR has the right to redeem the restricted units in cash, in accordance with the quoted FCR share price at the end of the period. The restricted units accrue dividends (by way of receiving additional restricted units), but do not confer voting rights.

Immediately before the publication date of this report, FCR’s share price was C$ 17.75.

6.	Details of the compensation of Mr. Katzman from ATR

In March 2009, Mr. Katzman entered with a company wholly owned by ATR into an agreement, which was amended in August 2010, pursuant to which Mr. Katzman provides the ATR Group with consultancy services. The consultancy agreement is for a period of one year, starting from August 1, 2008, and upon the termination thereof, the agreement is renewed for a further period of one year each time, unless either of the parties gives notice of its desire not to renew the agreement, at least 3 months prior to the end of the relevant period. In return for the consultancy services, Mr. Katzman is entitled to a monthly consideration in the amount of EUR 45,833 (through August 2011, the monthly consideration was in the amount of EUR 41,667), with the amount of the consideration being reviewed by the ATR subsidiary every year. In addition, Mr. Katzman is also entitled to the refund of expenses incurred in connection with the provision of the services. In accordance with the terms of the employment agreement between Mr. Katzman and a wholly owned subsidiary of the Company (as described in section 3(a) above), until November 2011 the consideration to which Mr. Katzman was entitled with respect to the aforementioned consultancy services was transferred in full to the Company, and since November 2011 (the date on which the agreement with the subsidiary expired), the consideration is transferred to Mr. Katzman (the total consideration transferred by ATR to Mr. Katzman amounted to approximately EUR 72.9 thousand, however, only 31.6% of which is included in the table above as the Company consolidates ATR proportionately).

[2]

The data in this section with regard to the number of shares which may be issued following exercise of the options, the shares included in the restricted units, and the respective exercise and share prices (at the grant date), were updated based on the share split effected by FCR in May 2010, at a ratio of 3.2 shares for every 2 shares.

15

7.	Details of the directors’ compensation of Mr. Katzman from CTY

In May 2010, Mr. Katzman was appointed a director of CTY, and in June 2010 he was appointed Chairman of the Board of Directors of CTY. For his service as Chairman of the Board of Directors of CTY, Mr. Katzman is entitled to annual compensation of EUR 160 thousand and to compensation of EUR 700 per meeting. For 2011, Mr. Katzman received total compensation in the amount of EUR 170.4 thousand. In accordance with the terms of the employment agreement between Mr. Katzman and a wholly owned subsidiary of the Company (as described in section 3(a) above), until November 2011 the consideration to which Mr. Katzman was entitled in this respect was offset in full against the compensation he was entitled to receive from a subsidiary of the Company, and since November 2011 (the date on which the agreement with the subsidiary expired), the consideration is transferred to Mr. Katzman (the table includes only the amounts transferred as aforesaid to Mr. Katzman in a total of EUR 21.3 thousand).

In addition, Mr. Katzman is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as a director, in accordance with such arrangements as they apply to other members of the board of directors of such companies.

C.	Additional details and explanations to the table – Details regarding the Executive Vice Chairman of the Board, Mr. Dori Segal

1.	The salary shown in the table is that according to his employment agreement with a wholly owned subsidiary of the Company (which expired in November 2011), and also the salary received from FCR (as detailed below).

2.	The amount that appears under the heading “Share-based payment” is composed of the cost recorded in the Company’s 2011 financial statements, with respect to:

(i)	Share options granted to Mr. Segal by FCR in the years 2007 through 2011;

(ii)	Restricted shares granted to Mr. Segal by FCR in the years 2008 through 2011;

(iii)	Restricted shares granted to Mr. Segal by EQY in the years 2009, 2010 and 2011, with respect to his appointment as a director of EQY;

(iv)	Share options granted to Mr. Segal by GAA in 2010;

(v)	Deferred share units granted to Mr. Segal by GAA in 2010 and 2011.

As to the issuance conditions under which the above share options and restricted shares (viz., those for which part of their cost has been recorded in the 2011 financial statements), refer to sections 5(b) and 6(a) below.

3.	The compensation that appears under the heading “Other” is the directors’ fees received in cash from EQY (approximately U.S.$ 79 thousand) and from CTY (approximately EUR 46 thousand).

16

4.	Details of the compensation of Mr. Segal from one of the Company’s wholly owned subsidiaries

a.	Until November 15, 2011, Mr. Segal and a wholly owned subsidiary of the Company were party to an employment agreement, as last approved at the general meeting of the Company on February 19, 2008. Through February 2008, Mr. Segal held the position of CEO of the Company, and on that date the Company’s general meeting approved a change in Mr. Segal’s position with the Company, whereby, with effect from the date of the general meeting’s approval, Mr. Segal ceased to hold the position of CEO of the Company and was appointed Executive Vice Chairman of the Company’s Board of Directors, without any change to the terms of his employment, as detailed below. Moreover, it was clarified that Mr. Segal would continue to be employed with the Group in a full-time capacity and it was the Company’s intention that he should devote his time, inter alia, to matters connected to business development, the capital markets and mergers and acquisitions, and that will be appointed as the Chairman, Vice Chairman and as a member of the Boards of subsidiaries of the Company and as a member of committees of the Company, including the Executive Committees and the Investments Committees of the Company and its subsidiaries. The cost of the annual (base) salary of Mr. Segal for 2011 (until the agreement expired, in November 2011), including related costs, amounted to approximately US$ 190.3 thousand and C$ 55 thousand. Pursuant to the said agreement with him, Mr. Segal’s salary was revised each year according to the higher of (a) 50% of the salary being linked to the increase in the consumer price index published in Canada and 50% being linked to the increase in the consumer price index published in the United States, or (b) an increase of 6% per year. In addition to the aforesaid, Mr. Segal was entitled to a bonus equivalent to 2% of the annual net (pre-tax) income reported by the Company. The employment agreement also made the usual provisions with regard to vacation days, sickness days, life insurance (which includes members of his family as beneficiaries), etc. The employment agreement, which was approved at the Company’s general meeting in October 2004 (and its amendment in February 2008), was for a period of seven years, with automatic renewal for additional 7-year periods, unless either of the parties gives notice of its desire to terminate the agreement by notice 90 days prior to the renewal date. The agreement also referred to the various amounts to which Mr. Segal (or his heirs) would be entitled upon termination of the agreement, with these amounts varying in accordance with the circumstances for the termination of the agreement, as follows: (1) in the case of dismissal (for any reason whatsoever, except in the circumstances defined in the agreement as conferring the right to immediate dismissal), Mr. Segal would have been entitled to elect one of the following two alternatives: to continue receiving all compensation and benefits (including salary, bonus, provisions, etc.) to which he would have been entitled had the agreement continued to apply, with this being until the end of the period of the agreement, and in any event not less than a period of 24 months; or, to receive (within 90 days) a one-time payment in an amount equivalent to the total aforementioned compensation and benefits that he received (or to which he was entitled) with respect to the whole calendar year that preceded the termination date of the agreement, multiplied by the number of years (including any part of a year) that remains until the end of the agreement period and not less than two years; (2) in the case of the Company deciding not to extend the original or extended period of the agreement, Mr. Segal would have been be entitled to receive (within 90 days) a one-time payment in an amount equivalent to the total of the aforementioned compensation and benefits to which he was entitled with respect to the whole calendar year that preceded the termination date of the agreement; (3) in the case of Mr. Segal dying during the agreement period, his legal heirs would have been be entitled to receive a one-time payment in an amount equivalent to twice the total of the aforementioned compensation and benefits to which he was entitled with respect to the whole calendar year that preceded the date of his death. In addition to the aforesaid, it was agreed that Mr. Segal will not be entitled to any additional consideration, beyond that determined in the agreement, from the Company or from its subsidiaries, except for the salary for his work with FCR (and subject to the matters detailed below). Mr. Segal has been entitled to compensation from FCR since September 2001, the date when his employment with FCR was approved by the general meeting of the Company, subject to a 35% reduction in his base salary. At that time, Mr. Segal’s salary was in fact reduced by the said percentage, and the base salary he has received thereafter is after the reduction referred to above. Furthermore, the prohibition imposed on Mr. Segal against receiving any payments or benefits from other Group companies did not apply to a payment or benefits that Mr. Segal received by virtue of his appointment as a director of public companies that are subsidiaries of the Company or of public companies where he served as the director with the approval of the company, provided that the aforesaid payments or benefits: (a) were granted by that other public company to all (or almost all) of the directors who are not appointed by its executive management; or (b) were granted to Mr. Segal with respect to his specific duties, which he fulfills using his expertise as a director of the other public company.

17

On November 15, 2011, the said employment agreement between the Company and Mr. Segal expired. The agreement expired as the original agreement period ended on September 30, 2011, and after Mr. Segal agreed to postpone until November 15, 2011 the final date on which the Company may notify him that it will not be renewing the agreement. Pursuant to the aforesaid terms of the employment agreement, upon its expiration Mr. Segal was entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010 in amount of approximately NIS 24.5. However, Mr. Segal has notified the Company that he is waiving his right to the aforesaid payment in full.

It is hereby clarified that, despite the expiration of the agreement, Mr. Segal continues to fulfill his duties as Executive Vice-Chairman of the Company’s Board of Directors. The Company intends to take steps to formulate new employment and compensation arrangements with Mr. Segal in light of the considerable importance it ascribes to his continued employment with the Company.

b.	On March 28, 2008, Mr. Segal gave the Company a written notice, pursuant to which, in light of the adoption of International Accounting Standard No. 40, he is waiving the current payment of that part of the annual bonuses to which he is entitled under his employment agreement, which arises directly from the increase in the value of real estate assets that are classified in the Company’s books as investment property, under conditions that are identical to those in the notice given by Mr. Katzman to the Company, as detailed in section B(3)(b) above. In light of the Mr. Segal’s absolute waivers provided to the Company over the years, including with respect to 2011, at the termination of the employment, Mr. Segal has not accumulated any credit balance for payment pursuant to the conditional waiver notice.

18

c.	On March 27, 2011, Mr. Segal gave the Company an irrevocable notice of absolute waiver of the entire bonus amount to which he was entitled for 2011, in the amount of NIS 17.4 thousand with respect to that part of the year in which the said agreement was in force.

d.	In October 2004, the Company extended to Mr. Segal a loan in the amount of C$ 1.45 million (approximately NIS 5 million at the time of the loan being granted). Pursuant to the terms of the loan, which was approved by the Company’s general meeting in October 2004, the entire principal amount will be repaid at the end of five years from the grant date of the loan. However, Mr. Segal will be entitled to notify the Company that he wishes to postpone the date for the repayment of the principal and split the repayment in such a manner that one third of the principal amount of the loan will be repaid at the end of the aforementioned five years, a further third will be repaid at the end of another year, and the last third will be repaid at the end of yet a further year. In 2009, Mr. Segal notified the Company that he was postponing repayment of the loan and that its repayment would be split as aforesaid, with two thirds of the principal of the loan having been repaid in October 2009 and in October 2010, and the remainder having been repaid in April 2011. The interest payments with respect to the loan were quarterly payments. The loan bore annual interest of 3%, but will in no case be less than the minimal interest required in accordance with the tax laws. The repayment of the loan was secured by 150 thousand Company shares owned by Mr. Segal that were pledged in favor of the Company. This pledge was removed in the wake of the full repayment of the loan in April 2011.

5.	Details of the compensation of Mr. Segal from FCR

a.	Mr. Segal, who also holds the position of President and CEO of FCR, entered into an agreement with it, effective from October 2001 (which was amended from time to time, and most recently in July 2010). Pursuant to this agreement, with effect from October 2001, he is entitled to annual compensation in the amount of C$ 650 thousand and reimbursement of expenses. As of 2011, the total cost of his salary, including related costs, amounted to C$ 739 thousand. The agreement is for an unlimited period. Pursuant to the agreement, Mr. Segal is also entitled to annual bonuses and to also participate in FCR’s compensation plans, including compensation by way of securities. Mr. Segal’s employment agreement with FCR also refers to the various amounts to which Mr. Segal will be entitled upon the termination of the agreement, with these amounts varying in accordance with the circumstances of terminating the agreement (dismissal “with cause” or “without cause”, resignation , and resignation due to a change in the control over FCR) and comprises a maximum payment equivalent to 2.99 times the annual overall compensation (including compensation by way of securities) and an entitlement to the immediate exercise of any share-based compensation that he will own at that time.

19

The above table, includes C$ 351 thousand under “bonus” that was recorded in FCR’s financial statements as a provision for a 2011 annual bonus for Mr. Segal, as part of a general allocation (which is not specific) in its financial statements with respect to all of its managers, based on an estimate of the annual bonus Mr. Segal is to be granted (the annual bonus is partly calculated on the basis of predefined parameters and goals that are set by FCR, such as the growth in FFO, leverage, growth in efficiency and the execution of development activity, and partly at the discretion of the Compensation Committee of FCR’s Board of Directors). As of the date of this report, the bonus is yet to be approved by FCR’s qualified organs, and is thus subject to changes.

b.

The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options for FCR’s shares and its restricted shares, which were granted by FCR to Mr. Segal on various dates and for various vesting periods, as detailed below[3]: (i) 750 thousand share options (exercisable into 1,200 thousand shares of FCR) were granted to Mr. Segal in March 2007, and these are exercisable through March 2017 at an exercise price of C$ 16.95 per share. The aforesaid share options vest in five equal annual installments beginning in March 2008. The economic value as of the grant date of each of the share options granted in 2007, based on the binomial model, is C$ 3.12; (ii) 91.9 thousand share options (exercisable into 147.1 thousand shares of FCR) were granted to Mr. Segal in March 2008, and these are exercisable through March 2018 at an exercise price of C$ 13.92 per share. The share options vest annually in three equal annual installments. The economic value as of the grant date of each of the share options granted in 2008, based on the binomial model, is C$ 1.73; (iii) 108.7 thousand share options (exercisable into 174 thousand shares of FCR) were granted to Mr. Segal in March 2009, and these are exercisable through March 2019 at an exercise price of C$ 9.81 per share. The share options vest annually in three equal annual installments. The economic value as of the grant date of each of the share options granted in 2009, based on the binomial model, is C$ 1.09; (iv) 77.6 thousand share options (exercisable into 124 thousand shares of FCR) were granted to Mr. Segal in March 2010, and these are exercisable through March 2020 at an exercise price of C$ 13.91 per share. The share options vest annually in three equal annual installments. The economic value as of the grant date of each of the share options granted in 2010, based on the binomial model, is C$ 2.14; (v) 180 thousand share options exercisable until March 2021 into 180 thousand shares at an exercise price of C$ 15.7 per share were granted to Mr. Segal in March 2011. The share options will vest over five years; (vi) 35 thousand restricted units that are convertible into 56 thousand FCR shares were granted to Mr. Segal in 2008, for no consideration, at the average share price on the grant date – C$ 14.02; (vii) 25 thousand restricted units that are convertible into 40 thousand FCR shares were granted to Mr. Segal in 2009, for no consideration, at the average share price on the grant date – C$ 9.56; (viii) 28.1 thousand restricted units that are convertible into 45 thousand FCR shares were granted to Mr. Segal in 2010, for no consideration, at the average share price on the grant date – C$ 13.79; (ix) 45 thousand restricted units that are convertible into 45 thousand FCR shares were granted to Mr. Segal in 2011, for no consideration, at the share price on the grant date – C$ 15.82. With regard to the restricted units referred to in sub-paragraphs (v) through (ix), the vesting period (at the end of which the units are convertible) is on December 15 of the third calendar years after the grant date, and FCR has the right to redeem the restricted units in cash, in accordance with the quoted FCR share price at the end of the period. The restricted units accrue dividends (by way of receiving additional restricted units), but do not confer voting rights.

[3]

The data in this section with regard to the number of shares which may be issued following exercise of the options, the shares included in the restricted units, and the respective exercise and share prices (at the grant date), were updated based on the share split effected by FCR in May 2010, at a ratio of 3.2 shares for every 2 shares,

20

6.	Details of the compensation to which Mr. Segal is entitled from EQY, CTY and GAA

a.	With respect to his appointment to the Board of Directors of EQY, Mr. Segal receives restricted shares for every year of his service, as follows: for 2011, 3,300 restricted shares, some at the share price on the grant date of U.S.$ 18.42, and some at a share price of U.S.$ 18.33; for 2010 – 2,000 restricted shares at the share price on the grant date of U.S.$ 18.88; and for 2009 – 2,000 restricted shares at the share price on the grant date of U.S.$ 16.18, with this being within the overall compensation framework for members of EQY’s Board of Directors, pursuant to which each director who is not an employee of EQY is entitled to receive restricted shares in the company upon his appointment and for every year thereafter. With respect to 2011, Mr. Segal also received directors’ fees in cash from EQY in the amount of U.S.$ 79 thousand.

b.	With respect to his appointment as Chairman of the Board of Directors of GAA, on June 16, 2010, GAA granted to Mr. Segal 180,000 share options that are exercisable into GAA shares at a share price of C$ 7 (subject to adjustments). The share options will vest in three equal annual installments over three years starting on their grant date. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 2.85.

In addition, under the terms of his appointment as a director of GAA, Mr. Segal may replace the cash directors’ fees he is entitled to (an annual amount of C$ 25 thousand, as well as compensation in the amount of C$ 1 thousand per meeting) with deferred share units. Within this framework, Mr. Segal was entitled to C$ 38 thousand in directors’ fees for 2011, which were replaced with 6,962 deferred share units, and to C$ 32 thousand in directors’ fees for 2010, which were replaced with 5,992 deferred share units.

21

c.	With respect to his appointment as a director of CTY, Mr. Segal is entitled to annual remuneration in the amount of EUR 40 thousand and EUR 6 thousand per meetings. For 2011, Mr, Segal received directors’ fees in the amount of EUR 46 thousand.

In addition, Mr. Segal is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as a director, in accordance with such arrangements as they apply to other members of the Board of directors of these companies.

D.	Additional details and explanations to the table – Details regarding Mr. Aharon Soffer, the President of the Company

(I)	Data regarding Mr. Soffer’s terms of employment

a.	In December 2009, the Company and Mr. Soffer entered into an employment agreement to set forth the terms of Mr. Soffer’s employment as President of the Company (prior to his appointment as President of the Company, Mr. Soffer served as Vice President of the Company and as President of a foreign company wholly owned by the Company, and immediately prior to his appointment as President, Mr. Soffer served as Interim president of the Company). Pursuant to the aforesaid employment agreement, the monthly salary of Mr. Soffer amounts to NIS 125,000 (gross), and is updated once a quarter according to the increase in the Israeli consumer price index (as of December 31, 2011, Mr. Soffer’s gross monthly salary amounted to NIS 131.7 thousand). Mr. Soffer is also entitled to an annual bonus at a rate of up to 100% of his annual salary, with 70% of this sum being paid in accordance with meeting annual goals, which will be set by the Company’s Board of Directors, while the remaining 30% will be paid at the sole discretion of the Company’s Board of Directors. In addition, Mr. Soffer is entitled to the usual social benefits and related benefits, including managerial insurance, contributions to a further studies fund and life insurance (which includes the members of his family as beneficiaries), and was entitled to the refund of monthly rentals and maintenance fees during the first 12 months of his employment and non-recurring relocation expenses. Mr. Soffer is entitled to the refund of the amounts needed to gross up the aforesaid benefits for tax purposes (with regard to provisions that exceed the income tax ceilings). Pursuant to the employment agreement, Mr. Soffer’s period of employment is for 4 years starting from November 1, 2009, with either of the parties being entitled to terminate the agreement at any time upon giving 180 days’ advance notice. In the event of Mr. Soffer’s employment with the Company being terminated on the initiative of the Company (except in a case of dismissal “with cause”), Mr. Soffer will be entitled to the following terms: (a) 180 days’ advance notice during which time Mr. Soffer is entitled to receive his full salary and the related benefits thereto; (b) a total amount equivalent to his full salary, including social benefits and related benefits (but excluding the annual bonus), with respect to 6 months and his monthly salary (excluding related benefits) with respect to an additional 12 months or with respect to the period remaining until the end of the agreement, whichever period is the shorter; (c) a proportionate part of the total annual bonus to which he is entitled in accordance with the date of terminating his employment, which will be calculated based on the annual bonus with respect to the year preceding the termination of his employment; and (d) acceleration of the vesting period of the share options granted to Mr. Soffer (see below), and which have not yet reached their vesting date. In the event of a change in control, Mr. Soffer will be entitled to acceleration of the vesting period with respect to share options that have not yet reached their vesting date, as well as to a bonus equivalent to 200% of his annual salary, supplemented by 200% of the annual bonus to which he was entitled in the financial year preceding the change in control. For the purpose of this section a “change in control” shall constitute: (a) any event where a transaction takes place for the merger or acquisition of the Company, as a result of which the interests of the shareholders of the Company (as they were immediately prior to the execution of the transaction) amount to less than 50% of the share capital of the Company or of the absorbing company; or (b) the sale of all or a material part of the assets of the Company.

22

b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements for: (a) 760,000 non-listed share options granted to a trustee for Mr. Soffer (pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track) in December 2009, within the framework of approving Mr. Soffer’s employment agreement. Each of the options is exercisable into one ordinary share of the Company at an exercise price of NIS 35.67 per share, equivalent to the average of the Company’s share price during the 30 trading days preceding the grant of the options. The exercise price is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a share dividend distribution, a rights issue or a dividend). The vesting period of the options has been set in four equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Soffer’s employment with the Company will expire. In the event of the Company terminating Mr. Soffer’s employment (including at the end of the employment period), other than in circumstances entitling the Company, pursuant to the law, to terminate his employment without severance pay (or in the circumstances set forth in his employment agreement), Mr. Soffer will be entitled to acceleration of the vesting period of the options, which will become immediately exercisable and not later than at the end of 90 days from the date of the termination of his employment with the Company (with regard to Mr. Soffer’s rights to acceleration of the vesting dates of the options upon a change in control, refer to section a. above). The final expiry date of each option is at the end of 5 years from their grant date. The options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each option, based on the binomial model, is NIS 13.322.

23

In addition, Mr. Sofer has monetary bonus agreements that mimic the grant of share options (“phantom agreements”), as detailed below: (1) in April 2008, a bonus agreement was signed between Mr. Soffer and a foreign company which is wholly owned by the Company, in which Mr. Soffer served as President prior to being appointed as President of the Company (in this section: the “Subsidiary”). This agreement mimics the grant of 24,800 share options with a monetary benefit, which entitles Mr. Soffer, at the time of their exercise, to a monetary sum that is calculated as the difference between the Company’s quoted share price on the exercise date and an exercise price of NIS 40 (linked to the consumer price index and subject to adjustments in the event of a stock dividend distribution, a rights issue or a dividend distribution) (the “Exercise Price”). The grant is exercisable in three equal installments, starting from April 21 of each of the years from 2009 through 2011 and through April 21, 2012, so long as on each of the aforesaid dates Mr. Soffer will be employed by the Group, will provide it with services on a regular basis or will serve as an officer thereof. The economic value as of the grant date of each of the bonus points, based on the binomial model, is NIS 7.8; (ii) in April 2009, a bonus agreement was signed between the Subsidiary and Mr. Soffer with terms similar to those described above, that mimics the grant of 21,700 share options with a monetary benefit. The exercise price of each of the bonus units is NIS 17.02, and they are exercisable in three equal installments starting from April 7 of each of the years from 2010 through 2012 and through April 7, 2013. The economic value as of the grant date of each of the bonus points, based on the binomial model, is NIS 7.8. The above table does not include an expense for 2011 with respect to the phantom agreements.

c.	In 2001, a bank in Israel extended to Mr. Soffer (as it did to other officers and employees of the Company) a loans in the total amount of approximately NIS 1.7 million, guaranteed by the Company, for the purchase of Company shares pursuant to the Company’s compensation plan. The loan bore annual interest at the rate of 2% and is linked to the consumer price index. In December 2011, Mr. Soffer repaid the loan in full.

d.	After the date of the financial statements, the Company’s Board of Directors approved granting to Mr. Soffer an annual bonus for 2011 in the amount of NIS 1.5 million. The bonus amount was determined by the Board of Directors, as a part of the annual compensation granted to Mr. Soffer for his activity during 2011, and was based on his achievements during the year as expressed in the Company’s performance during 2011, including the initial listing of the Company’s shares for trading on the NYSE, the exposure of the Company to coverage by international analysts, successful debt raising, Mr. Soffer’s impact on the Company’s day to day activity and his contribution to its achievements.

24

(II)	Data regarding Mr. Soffer’s compensation from GAA (compensation which is offset against the compensation Mr. Soffer is entitled to from the Company):

a.	With respect to his appointment as Deputy Chairman of the Board of Directors of GAA, on June 16, 2010, GAA granted to Mr. Soffer 120,000 non-listed share options that are exercisable into GAA shares at a share price of $C 7 (subject to adjustments). The share options will vest in three equal annual installments over three years starting on their grant date. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 2.85. If and when Mr. Soffer exercises the aforementioned share options, the difference between the price of the GAA share during the exercise on the stock exchange and the aforementioned exercise price will be offset against the compensation to which Mr. Soffer is entitled by virtue of his employment agreement with the Company, which is the reason for its exclusion from the above table.

With respect to the terms of his appointment as a director of GAA, Mr. Soffer may replace the cash directors’ fees he is entitled to (an annual amount of C$ 25 thousand as well as compensation in the amount of C$ 1 thousand per meeting) with deferred share units. Within this framework, Mr. Soffer was entitled to C$ 34 thousand with respect to directors’ fees for 2011, which were replaced with 6,181 deferred share units. For 2010, Mr. Soffer was entitled to C$ 26.5 thousand with respect to directors’ fees, which were replaced with 4,971 deferred share units. The aforesaid compensation amounts are transferred to the Company and/or are offset against the compensation to which Mr. Soffer is entitled by virtue of his employment agreement with the Company, which is the reason for their exclusion from the above table.

(III)	Data regarding Mr. Soffer’s compensation from ATR (compensation which is offset against the compensation to which Mr. Soffer is entitled from the Company):

With respect to his appointment as director of ATR, Mr. Soffer is entitled in 2011 to directors’ fees in the amount of EUR 21 thousand. This fee is transferred to the Company and/or are offset against the compensation to which Mr. Soffer is entitled by virtue of his employment agreement with the Company, which is the reason for its exclusion from the above table.

In addition, Mr. Soffer is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as a director, in accordance with such arrangements as they apply to other members of the Board of directors of these companies.

25

E.	Additional details and explanations to the table – Details regarding Mr. Jeffrey Olson, the President of a consolidated subsidiary, EQY

a.	In August 2010, EQY and Mr. Jeffrey Olson entered into an employment agreement (as effective in January 2011), which replaced the agreement between the parties dated September 2006, for the period commencing on January 1, 2011 and ending on December 31, 2014, according to which Mr. Olson will continue to serve as EQY’s CEO. Pursuant to the provisions in the agreement, at the end of its term, the agreement will automatically renew on a yearly basis, unless one party provides notice otherwise at least six months prior to the renewal date. According to the said agreement, Mr. Olson’s annual salary will not be less than U.S.$ 975 thousand and in 2011 the cost of his salary, including related costs, amounted to U.S.$ 1,036 thousand. In addition, Mr. Olson will be entitled to an annual bonus which will be determined at the discretion of EQY’s Compensation Committee and that will be subject to him meeting goals set by the Committee, and that will not exceed Mr. Olson’s annual salary, subject to Mr. Olson being employed by EQY until the end of the relevant calendar year. In 2011, Mr. Olson received a bonus in the amount of U.S.$ 682.5 thousand. The agreement also sets forth provisions for reimbursement of expenses with respect to Mr. Olson’s position as well as provisions regarding its termination by EQY or by Mr. Olson, while distinguishing between termination “with cause” and termination “without cause”, as well as referring to termination of the agreement due to change in control of EQY. Within this framework, the Agreement sets forth the amounts to which Mr. Olson will be entitled at the time of the agreement being so terminated, which could reach (pursuant to the circumstances of the termination of the agreement): (a) an amount which equals the average annual bonus plus twice his annual salary (and in the event of termination of his employment within 12 months of a change in control of EQY – plus 2.90 times his annual salary), or Mr. Olson’s aforesaid salary until the end of the agreement period (the lower of the two); (b) acceleration of all vesting periods of EQY’s stock options and restricted shares owned by him; and (c) life insurance and medical insurance for him and for his family, for a period of 18 months years from the employment termination date. In addition, Mr. Olson was granted restricted shares, as described in section b below.

b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options to acquire EQY’s shares and its restricted shares, which were granted by EQY to Mr. Olson, as detailed below: (i) in 2009, Mr. Olson was granted 200,000 options to acquire EQY shares at an exercise price of U.S.$ 16.34 per share, which vested in two equal installments on December 31 of each of the years 2010 and 2011, and are exercisable through December 2019. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 2.68; (ii) in 2010, Mr. Olson was granted 200,000 options to acquire EQY shares at an exercise price of U.S.$ 17.72 per share, which will vest in two equal installments on December 31 of each of the years 2011 and 2012, and are exercisable through 2020. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 3.24; (iii) in March 2010, Mr. Olson was granted 45,000 options to acquire EQY shares at an exercise price of U.S.$ 18.88 per share, which will vest in one installment in March 2013, and are exercisable through 2023. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 3.46; (iv) pursuant to the provisions of the employment agreement from August 2010, in August 2010 Mr. Olson was granted 116,482 restricted shares at a price of U.S.$ 16.72, as of the signing date. These shares will vest in three (unequal) installments, the first on the date on which the employment agreement comes into effect and the remaining two on December 31 of the years 2012 and 2014; (v) pursuant to the provisions of the employment agreement from August 2010, in August 2010 Mr. Olson was granted 582,412 restricted shares at a price of U.S.$ 16.715, as of the grant date. These shares will vest, all or just half of them, in one installment on December 31, 2014, subject to meeting the yield goals for EQY’s shareholders (whether all or half of the restricted shares vest, will be decided based on these goals being met).

26

F.	Additional details and explanations to the table – Details regarding Mr. Thomas Caputo, the President of EQY

a.	In January 2011, EQY and Mr. Thomas A. Caputo entered into an employment agreement (which replaced the agreement between the parties dated March 2008) for the period commencing on February 1, 2011 and ending on December 31, 2014, according to which Mr. Caputo will continue to serve as EQY’s President. Pursuant to the provisions in the agreement, at the end of its term, the agreement will automatically renew on a yearly basis, unless one party provides notice otherwise at least 6 months prior to the renewal date. According to the said agreement, Mr. Caputo’s annual salary will not be less than U.S.$ 650 thousand and in 2011 the cost of his salary, including related costs, amounted to U.S.$ 748 thousand. In addition, Mr. Caputo will be entitled to an annual bonus which will be determined at the discretion of EQY’s Compensation Committee subject to meeting goals set by the Committee. In 2011, Mr. Caputo received a bonus in the amount of U.S.$ 455 thousand. The agreement also sets forth provisions for reimbursement of expenses with respect to Mr. Caputo’s fulfillment of his duties as well as provisions regarding its termination by EQY or by Mr. Caputo, while distinguishing between termination “with cause” and termination “without cause”, and while referring to termination of the agreement due to change of control in EQY. Within this framework, the agreement sets forth the amounts to which Mr. Caputo will be entitled at the time of the agreement being so terminated, which could reach (pursuant to the circumstances of the termination of the agreement): (a) an amount which equals the average annual bonus plus twice his annual salary (and in the event of termination of his employment within 12 months of a change in control of EQY – plus 2.90 times his annual salary), or Mr. Caputo’s aforesaid salary until the end of the agreement period (the lower of the two); (b) acceleration of all vesting periods of EQY’s stock options and restricted shares owned by him; and (c) life insurance and medical insurance for him and for his family, for a period of 18 months from the employment termination date. In addition, Mr. Caputo was granted restricted shares, as described in section b below.

27

b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options to acquire EQY’s shares and its restricted shares, which were granted by EQY to Mr. Caputo, as detailed below: (i) in March 2008, Mr. Caputo was granted 250 thousand options to acquire EQY shares at an exercise price of U.S.$ 21.75 per share, which will vest in four equal installments starting in March 2009. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 2.29; (ii) in February 2009, Mr. Caputo was granted 100,000 options to acquire EQY shares at an exercise price of U.S.$ 11.59 per share, which will vest in four installments from February 2010 to February 2013, and are exercisable through February 2019. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 0.65; (iii) in January 2010, Mr. Caputo was granted 100,000 options to acquire EQY shares at an exercise price of U.S.$ 18.88 per share, which will vest in four installments from 2011 through 2014. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 3.52; (iv) in March 2010, Mr. Caputo was granted 16,500 options to acquire EQY shares at an exercise price of U.S.$ 19.13 per share, which will vest in one installment in March 2013, and are exercisable through March 2020. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 3.55; (v) in February 2011, Mr. Caputo was granted 100,000 options to acquire EQY shares at an exercise price of U.S.$ 19.07 per share, which will vest in four installments between 2012 and 2015. The economic value as of the grant date of each of the stock options, based on the Black and Scholes model, is U.S.$ 3.68; (vi) pursuant to the provisions of the employment agreement with him, in March 2008, Mr. Caputo was granted 46,471 restricted shares at a total value as of the grant date of approximately U.S.$ 1 million. These shares will vest in four equal installments starting a year after the signing of the employment agreement; (vii) pursuant to the provisions of the employment agreement from that date, in January 2011 Mr. Caputo was granted 69,333 restricted shares at a price of U.S.$ 18.85, as of the date of signing the agreement. These shares will vest in two equal installments on December 31, 2012 and December 31, 2014; (viii) In January 2011, pursuant to the provisions of the employment agreement, Mr. Caputo was also granted 373,333 restricted shares, that will vest, all or just half of them, in one installment on December 31, 2014, subject to meeting the yield goals of EQY’s shareholders (whether all or half of the restricted shares will vest, will be decided based on these goals being met).

G.	Additional data and explanations to the table – Details regarding Mr. Ronen Ashkenazi, the President of the consolidated subsidiary, Gazit-Globe Israel (Development) Ltd. (hereinafter—Gazit Development)

1.	The salary set out in the table reflects management fees paid by Gazit Development to a company wholly owned by Mr. Ashkenazi for his position as its general manager.

2.	Compensation under “Other” is directors’ remuneration in cash from CTY (approximately 68.6 thousand Euros).

28

(I)	Data regarding the employment terms of Mr. Ashkenazi at Gazit Development

A.	On May 4, 2006, Gazit Development and a company owned by Mr. Ashkenazi (the “Ashkenazi Company”) entered into an agreement whereby the latter would provide management services to Gazit Development, which would be provided through and by Mr. Ronen Ashkenazi for a period of five years effective from April 1, 2005, as CEO of Gazit Development in full-time capacity (the “Management Agreement”). Under the Management Agreement, Ashkenazi Company is entitled to monthly management fees of NIS 70,000 (plus VAT) and other customary conditions. The annual management fees that the Ashkenazi Company is entitled to in 2011, including cost provisions, amounted to approximately NIS 1,210 thousand.

The term of the Management Agreement ended on March 31, 2010 and from that date onward, current fees and expenses stated above have been paid, under the provisions of the Management Agreement. In light of the great importance Gazit Development ascribes to the continued tenure of Mr. Ashkenazi, it intends to take steps to formulate new compensation arrangements with Mr. Ashkenazi, with the intention to bring it for approval by the authorized bodies in Gazit Development and its subsidiaries within a reasonable period of time.

B.	The bonus amount in the table above includes: (a) a bonus to the Ashkenazi Company for the year 2010 of NIS 2.85 million, which was approved to the Ashkenazi Company in 2012; and (b) a bonus for the year 2011 of NIS 2.75 million, including NIS 1.3 million for the management of Acad Building and Equipment Ltd. and its subsidiaries, including U. Dori Group Ltd. in which, starting in April 2011, Mr. Ashkenazi serves as its CEO (without any additional compensation from U. Dori Group Ltd.), which was approved to the Ashkenazi Company 2012.

(II)	Details of the compensation of Mr. Ashkenazi from CTY

For his service as a director in CTY, Mr. Ashkenazi is entitled to annual compensation of 60 thousand Euro and compensation for attending meetings in a total amount of 8.6 thousand Euro. For the year 2011, Mr. Ashkenazi received directors’ compensation totaling 68.6 thousand Euro.

G.	Additional details and explanations to the table – Details regarding the Deputy Chairman of the Company’s Board of Directors, Mr. Arie Mientkavich

a.	Pursuant to an agreement between Mr. Arie Mientkavich and the Company from May 2005, as extended in May 2009, following approval by the Company’s general meeting in June 2005 and May 2009, Mr. Arie Mientkavich has been employed as the Deputy Chairman of the Company’s Board of Directors, in a part-time capacity of 50% of a full-time position. The current engagement is for a period of four years ending in April 2013, with each of the parties being entitled to terminate the agreement upon giving 60 days’ advance notice. Pursuant to the agreement (as amended), Mr. Mientkavich is entitled to a monthly salary (gross) of NIS 72,000, which will be updated once a quarter in accordance with the percentage increase in the Israeli consumer price index (as of December 31, 2011, Mr. Mientkavich’s gross salary amounted to NIS 78.4 thousand).

29

In addition to the aforesaid, the engagement agreement provides for the usual benefits with regard to managerial insurance, further studies fund, vacation, sickness, provision of a company car, etc. Upon terminating the engagement with him (except in exceptional circumstances where the Company is entitled to terminate the engagement without paying severance pay and without giving advance notice, as detailed in the agreement), Mr. Mientkavich will be entitled to an adaptation grant in an amount equivalent to six months’ payment of his last base salary (including the payment of contributions for managerial insurance and for the further studies fund), which will be paid in six equal installments.

b.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to stock options for Company shares, which were granted by the Company to Mr. Mientkavich, as detailed below: (i) pursuant to the terms of Mr. Mientkavich’s current employment agreement, that was extended, as stated above, in 2009, in May 2009, the Company granted 400,000 stock options to a trustee to hold for Mr. Mientkavich (pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track). The exercise price of the options has been calculated at the average of the Company’s share price during the 30 trading days preceding the grant of the options and has been set at NIS 21.67 per share (the exercise price is linked to the Israeli consumer price index and is subject to adjustments in the event of the issue of stock dividends, rights issues and dividend distributions). The stock options vest over a 4-year period, beginning on the date of their grant (May 19, 2009), whereby Mr. Mientkavich will be entitled to exercise the stock options in four equal annual installments. If Mr. Mientkavich does not exercise the share options, which are exercisable within six months of the termination date of the engagement, the share options will expire. In the event of the engagement with Mr. Mientkavich being terminated by the Company (including not being renewed at the end of the engagement period), other than in circumstances that would entitle the Company to legally terminate the engagement without the payment of severance pay, Mr. Mientkavich will be entitled to an acceleration of the vesting period of all the share options. The final expiry date of all the share options (in the event of their not having expired or having been exercised previously in accordance with the details above) will be at the end of five years from their grant date. The economic value of each of the share options from 2009 as of the grant date, based on the binomial model, is NIS 8.145 per share; (ii) in August 2008 and May 2009, the Company’s general meeting approved the grant of 19,000 and 16,000 share options, respectively, to a trustee to hold on behalf of Mr. Mientkavich, pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track. Each of the aforesaid share options is exercisable into one ordinary share of the Company at an exercise price of NIS 40 and NIS 21.67 per share, with respect to the options from 2008 and 2009, respectively, linked to the Israeli consumer price index, and subject to adjustments (with respect to the issue of stock dividends, rights issues and dividend distributions). Mr. Mientkavich will also be entitled to exercise the share options by means of a cashless exercise. The vesting periods have been set in three equal installments beginning from the end of one year from the grant date. In certain situations, Mr. Mientkavich will be entitled to an acceleration of the vesting period of all the share options. The final expiry date of the share options is at the end of 4 years and 5 years, with respect to the options from 2008 and 2009, respectively, from their grant date. The fair value of each share option as of the grant date, based on the binomial model, is NIS 7.8 and NIS 6.73, with respect to the options from 2008 and 2009, respectively.

30

c.	The amount in the table under the heading “Bonus” refers to a bonus approved for Mr. Mientkavich at the Company’s general meeting (NIS 500 thousand) with respect to 2010.

d.	Subsequent to statement of financial position date, the Audit Committee and the Company’s Board of Directors approved an annual bonus of NIS 500 thousand for Mr. Mientkavich with respect to 2011, an amount which was not included in the above table. The aforesaid bonus grant is subject to the approval of the Company’s general meeting, which has not yet been convened.

H.	Additional details and explanations to the table – Details regarding directors’ fees

1.	With regard to the directors Orgler, Ben Dor, Pilpel, Knaz and Shachar (who are not employed by the Company) the amount presented under the heading “Other” is the directors’ fees paid in cash with respect to 2011.

With respect to 2011, the annual remuneration amounts and the participation remuneration paid to the Company’s directors (excluding directors who serve in other positions in the Company, as specified above) amounted to the “maximum amount” determined for an external director or an expert external director, in accordance with the classification of each external director, as these terms are defined in the Companies’ Regulations (Rules Regarding Remuneration and Expenses to an External Director), 2000, as they will be from time to time and in accordance with the Company’s rating.

In January 2012, the Company’s general meeting approved changes in the remuneration amounts paid to the Company’s directors, including external directors as appointed from time to time (but excluding directors who serve in other positions in the Company; which are, as of the reporting date, Mr. Chaim Katzman, Chairman of the Board of Directors, Mr. Arie Mientkavich, Deputy Chairman of the Board of Directors, and Mr. Dori Segal, Executive Vice Chairman of the Board of Directors), in a manner that a relative remuneration will be paid to them pursuant to Regulation 8a of the Companies’ Regulations (Rules regarding Remuneration and Expenses to an External Director), 2000 (the “Remuneration Regulations”), as follows: annual remuneration in the amount of U.S.$ 42,000 for a director who does not meet the expertise criteria of an expert external director and annual remuneration in the amount of U.S.$ 56,000 for a director who meets the expertise criteria of an expert external director; remuneration in the amount of U.S.$ 1,100 per meeting attended for a director who does not have the expertise criteria of an expert external director and remuneration in the amount of U.S.$ 1,480 per meeting attended for a director who meets the expertise criteria of an expert external director. The remuneration amount will be no less than (taking into account changes in the exchange rate of the shekel against the U.S.$) the minimum amount set for a company of the Company’s ranking in the second and third supplements to the Remuneration Regulations, and will be no higher than 50% of the maximum amount set for a company of the Company’s ranking in the second, third and fourth supplements to the Remuneration Regulations, as the case may be (where such minimum and maximum amounts will be linked to the CPI in accordance with the provisions of the Remuneration Regulations ). To clarify, payment for participation by way of electronic media will be 60% of the above participation remuneration, and payment for written resolutions will be 50% of the above participation remuneration.

31

2.	With regard to the aforementioned directors, the amount presented under the heading “Share-based payment” is the amount included in the 2011 financial statements with respect to the share options granted to the above directors with respect to their appointments, in accordance with the Company’s stock option plan, which ended in November 2010 (for details regarding the above compensation plan, refer to section 17.8.1 in the Description of the Company’s Business chapter in the Periodic Report).

REGULATION 21A: Controlling Shareholder of the Company

The controlling shareholder of the Company is Norstar Holdings Inc. (“Norstar”), a foreign resident company registered in Panama, whose shares are listed on the Tel Aviv Stock Exchange. The controlling shareholder of Norstar is Mr. Chaim Katzman, who is also the Chairman of the Board of Directors of the Company and of Norstar (for details, refer to Regulation 24 below).

REGULATION 22: TRANSACTIONS WITH A CONTROLLING SHAREHOLDER

1.	Agreement with Norstar

Through November 15, 2011, the Company and Norstar Israel Ltd. (“Norstar Israel”; and together with Norstar: “Norstar Group”) were parties to a management agreement, which had been in effect since July 1, 1998 (the “Previous Management Agreement”). Pursuant to the Previous Management Agreement, the Company provided management services, including secretarial services, book keeping and treasuryship services, computer services, and the provision of office premises, to Norstar Group in return for a monthly payment of U.S.$ 4,000 plus VAT. The Previous Management Agreement was signed as part of an agreement to restructure the business of the then parties, and was intended to bring together all the real estate operations and the real estate sector holdings, of Norstar Group and of the Company (refer to section 23 of Chapter A—Description of the Company’s Business in the Periodic Report). The Previous Management Agreement expired in the wake of the transition provisions enacted as part of the Companies Law (Amendment No. 16), 2011, relating to the required approval – once every three years – of exceptional engagements between a public company and its controlling shareholder

32

On February 1, 2012, having received the approval thereto of the Company’s Audit Committee, its Board of Directors and its and the general meeting, the Company entered into an agreement with Norstar Group, which includes the three elements set forth below (the “Gazit-Norstar Agreement”): (a) approval of the amendment of the terms of the management agreement between the Company and Norstar Israel, effective as of November 16, 2011; (b) amendment of the existing non-competition provisions between the Company and Norstar Group, in force effective as of November 16, 2011; and (c) grant of registration rights to Norstar in connection with the Company’s securities owned by Norstar (including through wholly owned subsidiaries), as detailed below.

The main principles of the Proposed Gazit-Norstar Agreement are as follows:

a.	Updating the consideration for management services and the term of the agreement

Pursuant to the management agreement (the “New Management Agreement”), the consideration paid by Norstar Israel to the Company for the management services was updated to a monthly payment of NIS 105,000 plus VAT (the “Management Fees”), which is linked to the Israeli consumer price index. Moreover, for the sake of clarification, the agreement includes details of the types of services that are to be provided under its auspices including the following: secretarial services, book-keeping services (including various fillings with the authorities), treasury services, computer and information system services, communications, legal services, handling of bank finance, capital markets and investments of Norstar Israel and its group companies (which include Norstar and companies controlled by Norstar). The New Management Agreement is valid for a three-year period in relation to the management services, commencing November 16, 2011. Upon expiration of this period, the agreement will automatically renew for additional three-year periods, with each of the parties being entitled not to renew it upon giving written notice to the other party, not later than 90 days prior to the end of the agreement period (all subject to the requirement of the law).

b.	Grant of registration rights to Norstar Group

Simultaneously with the closing of the offering and listing of the Company’s shares for trade on the New York Stock Exchange (“NYSE”) (the “Company’s NYSE Offering”), the Company granted to Norstar certain registration rights in connection with the Company’s shares that it owns, (including through its wholly owned subsidiaries), the principals of which are detailed below:

Piggyback Registration – Whenever the Company will act to register a sale of its shares (or securities convertible into shares) with the Securities and Exchange Commission (the “SEC”), Norstar will have the right to join shares it owns to the registration process.

33

Non-Shelf Registered Offering Demand – Norstar will be entitled to demand that the Company registers for trade shares that Norstar owns, by way of a registration statement/long form prospectus (Form F-1 or any other appropriate registration form), at any time, commencing from the expiration of the lock-up period which was impose on the company and Norstar in connection with the company’s initial public offering in the U.S. Norstar will only be entitled to exercise its aforesaid right twice, provided the shares it seeks to sell in the offering have a market value of not less than U.S.$ 30 million or constitute the entire holding of Company’s shares owned by Norstar and companies associated with it, whichever is the lower.

Shelf Registration Demand – Norstar will be entitled to demand that the Company registers for trade Company shares that Norstar owns, by way of a short-form registration statement (Form F-3 or any other appropriate registration form), whenever the Company is legally entitled to undertake such a short-form registration. In the case of a fully-underwritten offering, Norstar will be entitled to exercise its aforesaid right twice in any calendar year, provided that the shares it seeks to sell in each such offering have a market value of not less than U.S.$ 30 million or constitute the entire holding of Company shares owned by Norstar and companies associated with it, whichever is the lower.

Notwithstanding the aforesaid, in the event of the Company shares owned by Norstar being registered within the framework of an offering of shares by the Company that is underwritten, to the extent that the underwriters recommend that the number of shares to be registered for trade within the setting of the offering should be limited, the Company will be entitled to limit the number of shares that Norstar will be entitled to register pursuant to its abovementioned rights, in accordance with the preferences as prescribed in the agreement. Moreover, in certain circumstances (including circumstances where a registration statement would cause the Company material harm), the Company has the right to postpone the publication of the registration statement, subject to the restrictions specified in the agreement.

The Company will bear all expenses involved in fulfilling its obligations pursuant to the agreement in connection with the registration of shares for trade, including registration and submission fees, printing expenses, legal advice (except the legal fees for advisors who represent the selling shareholders only), accountancy services, etc.

The Company will be entitled to enter into rights registration agreements with other shareholders, subject to Norstar being entitled to the same registration rights as granted to the other shareholders (to the extent that they have preference over the rights granted to Norstar pursuant to the registration rights agreement).

The registration rights described above will also apply to all the securities being offered in relation to the same shares, including as a result of the distribution of stock dividends, stock splits, capital alterations, consolidations of capital, mergers, etc. Moreover, Norstar will be entitled to assign its rights pursuant to the aforesaid agreement, in their entirety or in part, to any assignee, subject to the transfer of at least 5% of the ordinary shares that are capable of being registered.

34

Subject to exceptions, the Company will indemnify Norstar and parties acting on its behalf with respect to any damage, loss or expense (including lawyers’ professional fees) incurred as a result of incorrect information included in a registration statement or in a prospectus, or as a result of a breach of the law by the Company in connection with the aforesaid registration, except to the extent that the aforesaid incorrect information was provided by Norstar. Moreover, subject to exceptions, Norstar will indemnify the Company and parties acting on its behalf with respect to any such aforementioned damage incurred as a result of incorrect information being included in a registration statement or in a prospectus due to information that was provided by Norstar. In any event, the amount of indemnification by Norstar is not to exceed the amount of the net proceeds from its sale of the securities within the framework of the relevant registration.

The registration rights agreement will be valid for a term commencing on the date of the Company’s NYSE Offering, until such time as there are no longer any securities that are entitled to be registered by virtue of the said agreement or until 10 years from the date of signing the agreement, whichever is the earlier.

c.	Amendment of the Non-Competition provision

For details of the amendment of the non-competition provision involving the parties, refer to section 23 of Chapter A—Description of the Company’s Business.

2.	For details of the employment and compensation agreements of the Company’s controlling shareholder, Mr. Chaim Katzman, with subsidiaries of the Company, refer to the details presented under Regulation 21 above.

3.	For details of officers’ insurance and indemnification undertaking, pursuant to which Mr. Chaim Katzman, the Company’s controlling shareholder, is also a beneficiary, refer to the details presented under Regulation 29a below.

4.	In 2008, the Board of Directors of U. Dori Group Ltd. (“Dori Group”), a subsidiary of the Company which at that time was consolidated according to the proportionate consolidation method (and is currently fully consolidated), approved (following the Audit Committee’s approval), an agreement which U. Dori Construction Ltd. (“Dori Construction”), a subsidiary of Dori Group, entered into with a private company that is owned by Mr. Chaim Katzman (in this section, the “Private Company”), for the performance of foundation work for the construction of a residential building in central Israel. The consideration for the foundation work is determined on the basis of a fixed amount amounting to approximately NIS 16.4 million and also supplementary amounts based on cost plus a margin, as specified in the agreement. This agreement was assigned to Dori Construction within the framework of the agreement between Dori Group and Dori Construction for the sale/assignment of contractual agreements. In May 2009, the parties signed a detailed agreement, which was amended in September 2009, in which it was agreed that the Private Company is entitled to receive services from Dori Construction, as the main contractor in the project, for a consideration determined on the basis of cost plus 8% with respect to the additional work to be ordered. Following a notice from the customer, the parties have reached accords that the aforementioned work will not be performed by Dori Construction and that Dori Construction will not act as the main contractor. Within the framework of performing the foundation work, Dori Construction carried out additional work, which was not in accordance with the original plans that were attached to the agreement for the performance of the foundation work. As of the Report date, the work on this project has been completed, and as part of the parties’ settlement of the balance of the payment with respect thereto, they have approached a certified construction supervisor to bridge the gaps between the parties and assist them in determining the manner in which the final payment will be made to Dori Construction for its work on the project, in accordance with mechanisms prescribed in the agreement.

35

5.	Negligible transactions: As resolved by the Company’s Board of Directors, the following transactions are to be considered negligible transactions for the purpose of Regulation 41(a)(6)(1) of the Securities Regulations (Preparation of Annual Financial Statements), 2010:

(a)	The lease of properties, during normal course of business and at market terms, to an interested party (who is also a controlling shareholder), to companies under his control or to companies in which he is an interested party (all of these are referred to as, “Related Parties”), when the revenues from the annual rental of the properties will not exceed (in the aggregate) 0.1% of the annual rental income in the Company’s consolidated financial statements.

(b)	An agreement made by the Company to jointly acquire, together with Related Parties, goods or services from a third party, which is made during the normal course of the Company’s business and at market terms, and with regard to which the Audit Committee has determined that the allocation of the costs and expenses in the agreement is fair and equitable taking into account the circumstances of the matter, with the annual expenses with respect to such agreements (in the aggregate) not exceeding 0.1% of the annual gross expenses presented in the Company’s consolidated financial statements for the year preceding the date of the agreement.

In the Company’s opinion, the scope of the aforesaid transactions is negligible in relation to the scope of the Company’s operations, and accordingly complies with the requirements of the aforementioned Regulation 41(a)(6)(1).

36

REGULATION 24: INTERESTS OF INTERESTED PARTIES

Presented below are the details, to the best of the Company’s knowledge, of the shares and other securities of the Company owned by each interested party, immediately before the date of the report:

Name of holder	Name and class of securities	Quantity of securities	Interests (%)		Interests (fully diluted) (%)
			Capital	Voting	Capital	Voting
Gazit-Globe Ltd.	Treasury shares	1,046,993	—	—	—	—
Norstar Holdings Inc. (“Norstar”), including through wholly owned subsidiaries	Ordinary share Debentures (series B) (1)	92,915,570.98 172,729,664	56.37 50.33	56.37 —	55.64 —	55.64 —
Migdal Insurance and Financial Holdings Ltd. – Nostro account	Ordinary share	101,450.12	0.06	0.06	0.06	0.06
Migdal Insurance and Financial Holdings Ltd. – Nostro account	Debentures (series C)	1,163,305	0.10	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Nostro account	Debentures (series D)	8,182,904	0.40	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Nostro account	Debentures (series F)	19,927,088	1.75	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Nostro account	Debentures (series I)	2,113,077	0.15	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Nostro account	Debentures (series J)	252,262	0.04	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Joint investment trust fund management companies	Ordinary share	290,731	0.18	0.18	0.17	0.17
Migdal Insurance and Financial Holdings Ltd. – Joint investment trust fund management companies	Debentures (series A)	8,385,861	2.53	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Joint investment trust fund management companies	Debentures (series B)	232,755	0.07	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Joint investment trust fund management companies	Debentures (series C)	3,685,067	0.32	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Joint investment trust fund management companies	Debentures (series D)	17,388,029	0.84	—	—	—

37

Migdal Insurance and Financial Holdings Ltd. – Joint investment trust fund management companies	Debentures (series E)	4,614,442	0.83	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Joint investment trust fund management companies	Debentures (series F)	14,358,780	1.26	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Joint investment trust fund management companies	Debentures (series I)	13,940,944	0.97	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Joint investment trust fund management companies	Debentures (series J)	8,366,052	1.38	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Provident funds and provident fund management companies	Ordinary share	2,874,573	1.74	1.74	1.72	1.72
Migdal Insurance and Financial Holdings Ltd. – Provident funds and provident fund management companies	Debentures (series A)	11,768,869	3.55	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Provident funds and provident fund management companies	Debentures (series B)	245,000	0.07	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Provident funds and provident fund management companies	Debentures (series C)	41,880,071	3.64	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Provident funds and provident fund management companies	Debentures (series D)	56,137,856	2.71	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Provident funds and provident fund management companies	Debentures (series E)	14,059,766	2.53	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Provident funds and provident fund management companies	Debentures (series F)	30,215,014	2.65	—	—	—
Migdal Insurance and Financial Holdings Ltd. – Provident funds and provident fund management companies	Debentures (series I)	35,421,454	2.46	—	—	—

38

Migdal Insurance and Financial Holdings Ltd. – Provident funds and provident fund management companies	Debentures (series J)	48,120,314	7.96	—	—	—
Migdal Life Insurance – participates in profits	Ordinary share	5,440,214	3.30	3.30	3.26	3.26
Migdal Life Insurance – participates in profits	Debentures (series C)	12,817,171	1.11	—	—	—
Migdal Life Insurance – participates in profits	Debentures (series D)	89,991,849	4.25	—	—	—
Migdal Life Insurance – participates in profits	Debentures (series E)	19,334,030	3.48	—	—	—
Migdal Life Insurance – participates in profits	Debentures (series F)	41,989,227	3.69	—	—	—
Migdal Life Insurance – participates in profits	Debentures (series I)	45,043,910	3.13	—	—	—
Migdal Life Insurance – participates in profits	Debentures (series J)	17,071,767	2.82	—	—	—
Chaim Katzman (2)	Ordinary share	200,949	0.12	0.12	0.12	0.12
Dori Segal (3)	Ordinary share	900,000	0.55	0.55	0.54	0.54
Michael Chaim Ben Dor	Ordinary share	74,933	0.05	0.05	0.06	0.06
	Non-registered option	22,900	—	—
	Debentures (series C)(1)	786,791.70	0.07	—	—	—
	Debentures (series F)(1)	2,385,346	0.21	—	—	—
Arie Mientkavich	Ordinary share	37,520	0.02	0.02	0.28	0.28
	Non-registered option	35,000	—	—
	Non-registered option	400,000	—	—
Shay Pilpel	Non-registered option	24,000	—	—	0.01	0.01
Yair Orgler	Non-registered option	27,600	—	—	0.02	0.02
	Debentures (series C)(1)	90,000	0.01	—	—	—
	Debentures (series D)(1)	300,000	0.01	—	—	—
	Debentures (series F)(1)	176,720	0.02	—	—	—
	Debentures (series I)(1)	80,000	0.01	—	—	—
Aharon Soffer(4)	Ordinary share	20,000	0.01	0.01	0.47	0.47
	Non-registered option	760,000	—	—
Noga Knaz	Non-registered option	26,600	—	—	0.02	0.02
Gadi Cunia	Non-registered option	150,000	—	—	0.09	0.09
Eran Ballan	Non-registered option	19,234	—	—	0.09	0.09
	Non-registered option	130,000	—	—
Varda Zuntz	Ordinary share	140,266	0.09	0.09	0.16	0.16
	Non-registered option	34,300	—	—
	Non-registered option	100,000	—	—
Rami Vaisenberger	Non-registered option	3,134	—	—	0.03	0.03
	Non-registered options	50,000	—	—

(1)	The debenture interests represent the interests out of the entire series.
(2)	In addition, Mr. Katzman is the Chairman of the Board of Directors and a controlling shareholder of Norstar, the controlling shareholder of the Company. Immediately before the date of the report, Mr. Katzman owns 29.25% of the shares of Norstar, including through private companies owned, directly and indirectly, by Mr. Katzman and members of his family. In addition, Mr. Katzman holds an irrevocable power of attorney from First U.S. Financial LLC (“FUF”), which owns 19.31% of the shares of Norstar, thereby enabling Mr. Katzman to vote as he sees fit all of FUF’s shares in Norstar. FUF is a foreign resident company registered in Nevada, U.S. and is owned by Mr. Katzman (including through private companies owned, directly and indirectly, by Mr. Katzman and members of his family) – 51.4%; by Ms. Erika Ottosson (who is the wife of Mr. Dori Segal, the Executive Vice Chairman of the Company’s Board) – 22.6%; and by Martin Klein – 26%. Ms. Ottosson has granted Mr. Katzman an irrevocable power of attorney to vote in her name and in her place at meetings of FUF’s shareholders.

39

(3)	In addition, Mr. Segal is a director and an interested party of Norstar, the controlling shareholder of the Company, including by virtue of his interests, of 9.62% of Norstar’s share capital and voting rights and the interests of his wife, Ms. Erika Ottosson, in Norstar, of 6.36% of Norstar’s share capital and voting rights. Moreover, as stated in footnote 2 above, Ms. Ottosson is the owner of 22.6% of the shares of FUF.
(4)	In addition, Mr. Soffer is entitled to monetary compensation pursuant to bonus agreements that mimic the grant of 46,500 thousand share options of the Company. For details refer to Regulation 21 above.

Presented below are the details, to the best of the Company’s knowledge, of the shares and other securities owned by each interested party in each of the Company’s investees, immediately before the date of the report:

Name of holder	Name and class of securities	Quantity of securities	Interests*		Interests (fully diluted)
			Capital	Voting	Capital	Voting
Gazit-Globe	First Capital Realty Inc., ordinary shares	90,085,901	50.17	50.17	44.44	44.44
	Equity One Inc., ordinary shares	38,407,443	34.10	33.70	29.62	29.62
	Atrium European Real Estate Limited, ordinary shares	124,108,715	33.28	33.28	32.85	32.85
	Citycon Oyj., ordinary shares	133,456,930	48.04	48.04	48.67	48.67
	Citycon Oyj., convertible debentures	42,000,000	58.95	—
	Gazit America, ordinary shares	17,033,974	73.08	73.08	73.00	73.00
	Gazit America, listed warrants	8,270,293	79.08	—
Migdal Insurance & Financial Holdings Ltd.	Atrium European Real Estate Limited, ordinary shares	4,290,972	1.15	1.15	1.14	1.14
	Gazit America, ordinary shares	87,800	0.38	0.38	0.25	0.25
	U. Dori Group Ltd. Ordinary Shares	1,047,913	0.77	0.77	0.76	0.76
	U. Dori Group Ltd. Series B Debenture	751,060	8.94	—	—	—
	U. Dori Group Ltd. Series C Debenture	3,134,066	14.01	—	—	—
	U. Dori Group Ltd. Series D Debenture	382,870	0.41	—	—	—
	U. Dori Group Ltd. Series E Debenture	8,435,788	8.44	—	—	—
	U. Dori Group Ltd. Series F Debenture	12,703,765	6.90	—	—	—
	U. Dori Constructions Ltd. Ordinary Shares	101,408	0.36	0.36	0.35	0.35
Chaim Katzman (1)	First Capital Realty Inc., ordinary shares(3)	98,553	0.05	0.05	0.11	0.11
	First Capital Realty Inc., share options (non-listed)	116,913	—	—
	Equity One Inc., ordinary shares (2)	882,186	0.78	0.77	0.68	0.68
	Equity One Inc., stock options (non-listed)	437,317	—	—
	Atrium European Real Estate Limited, ordinary shares	110,000	0.03	0.03	0.03	0.03
Shlomit Katzman (4)	Atrium European Real Estate Limited, ordinary shares	130,000	0.03	0.03	0.03	0.03
	Equity One Inc., ordinary shares	187,036	0.17	0.16	0.14	0.14
	Citycon Oyj., ordinary shares	90,00	0.03	0.03	0.03	0.03

40

Dori Segal (5)	First Capital Realty Inc., ordinary shares(6)	922,158	0.51	0.51	1.42	1.42
	First Capital Realty Inc., share options (non-listed)	1,952,087	—	—
	Equity One Inc., ordinary shares	18,000	0.02	0.02	0.01	0.01
	Gazit America Inc., ordinary shares(7)	117,647	0.50	0.50	1.03	1.03
	Gazit America Inc., listed share options	58,168	0.56	0.56
	Gazit America Inc., non-listed share options	180,000	—	—
	Citycon Oyj., ordinary shares	7,174	0.00	0.00	0.00	0.00
Erika Ottosson (8)	First Capital Realty Inc., ordinary shares	23,068	0.01	0.01	0.01	0.01
	Gazit America Inc., ordinary shares	1,080	0.00	0.00	0.00	0.00
	Gazit America Inc., listed share options	480	0.00	—
Aharon Soffer	Gazit America Inc., non-listed share options(9)	120,000	—	—	0.35	0.35
Dr. Shay Pilpel	Equity One Inc., ordinary shares	31,900	0.03	0.03	0.02	0.02

*	The debenture interests represent interests out of the entire series.
(1)	The above data regarding securities owned by Mr. Katzman include securities owned by his children, including through subsidiaries owned by them.
(2)	Pursuant to an irrevocable undertaking given by Mr. Katzman in May 2003, Mr. Katzman has undertaken to the Company to cast the votes conferred by all the EQY shares he owns to appoint directors of EQY in accordance with instructions he receives from the Company, so long as the following conditions are met: (a) Mr. Katzman (including members of his family) is the owner (directly or indirectly, including through companies under his control) of at least 50% of the total voting rights in the Company; (b) the Company is the owner (directly or indirectly, including through its subsidiaries) of at least 20% of the voting rights in EQY; (c) in any event, Mr. Katzman’s aforementioned undertaking will expire after 10 years from the date on which it was given.
(3)	Does not include 74,995 restricted share units which FCR may convert into shares or pay the consideration therefor in cash.
(4)	The wife of Mr. Katzman.
(5)	The above data regarding securities owned by Mr. Segal include securities owned by his children.
(6)	Does not include 74,995 restricted share units which FCR may convert into shares or pay the consideration therefor in cash.
(7)	Does not include 12,954 deferred share units which GAA may convert into shares or pay the consideration therefor in cash.
(8)	The wife of Mr. Segal.
(9)	Does not include 11,152 deferred share units which GAA may convert into shares or pay the consideration therefor in cash.

41

REGULATION 24A: AUTHORIZED CAPITAL, ISSUED CAPITAL AND CONVERTIBLE SECURITIES

Presented below are the authorized capital and the issued capital of the Corporation immediately before the date of the report:

Class of security	Authorized capital	Issued capital	Total of treasury shares (*)	Total issued capital (net of treasury shares)
Ordinary shares, NIS 1	500,000,000	165,868,103	1,046,993	164,821,110

(*)	Shares that do not confer voting rights.

Presented below are the convertible securities of the Corporation immediately prior to the Report date:

Class of security	Number of shares into which the securities can be converted
Share options of directors, officers and employees of the Company	2,158,402

REGULATION 24B: COMPANY SHAREHOLDERS REGISTER

Presented below are details of the Company shareholders register immediately prior to the Report date:

Name	ID Number	Address	Total No. of Shares
BANK LEUMI LE-ISRAEL REGISTRATION COMPANY LTD	510098064	9 EHAD HAAM ST., TEL AVIV	155,341,352
CEDE & CO,		NEW YORK, U.S.	10,350,000
ROBERT EVANS (FOR ANGELA E)			1
ROBERT EVANS (FOR JOHN E.)			1
ROBERT & JANE EVANS		—	23
YEHUDA BAR-LEV	64837123	3A TULKOVSKY ST., TEL AVIV 69358	18
B.S.C. NOMINEE CORP.		55 WATER ST. 48 FLOOR N.Y. 10041 US	5
DEAN WITTER REYNOLDS INC.		5 WORLD TRADE CENTER N.Y. N.Y. 10048 US	88
JERRY G. DUNCAN		SALOMON SMITH BARNEY INC. 333 WEST 34TH STREET 3RD FLOOR NEW-YORK N.Y 10001 U.S.	11
OIL RESEARCH AND GEOPHYSICS INSTITUTE			1
HALL JEFF & COREY			1
PAUL & ANNE HUDSON			3
GERALD & JUDY HUDSON			15
WILLIAM E. OPPENHEIM	497508035	2029 MOSS COURT DUNEDIN FL. 34698 US	12
HOPKINS N. DOROTHY	409302569	1905 TYNE BLVD. NASHVILLE TN. 37215 US	4
JIMMY WELLS			3
I.O.C. LTD.		POB 10188, KIRYAT ARIEH, PETACH TIKVAH 49222	4
ROBERT & GERTUDE TRUNNEL		2308 5TH ST. EAST MOLINE ILLINOIS 61244 U.S.	5

42

E.F. HUTTON & CO. INC.	131937069	P.O.B 214 BOWLING, GREEN STAT N.Y. 10274 U.S.	153
ISRAEL CHEMICALS LTD.		123 HACHASHMONAIM ST., TEL AVIV 67133	1
LAPIDOT LTD.		POB 17106, TEL AVIV 67110 (19 BRODETSKY ST., TEL AVIV)	1
METZADA LTD.		POB 17106, TEL AVIV 67110 (19 BRODETSKY ST., TEL AVIV)	1
VINCENT MONTGOMERY		1628 WALNUT ST. OWENSBORD KENTUCKY 42301 U.S.	178
MARY ANN MONTGOMERY		1628 WALNUT ST. OWENSBORD KENTUCKY 42301 U.S.	56
ROSELYN & JOSEPH MORESCO		4759 MOUNTAIN VALLY LAS VEGAS NEVADA 89121 U.S.	2
NAFTA LTD.	520020942	POB 10188, KIRYAT ARIEH, PETACH TIKVAH 49222	1
MICKEY STERETT		2171 CRESTWOOD DRIVE OWENSBORO KENTUCKY 42303 U.S.	328
TERRY & PHILLIAS STERETT		1124 GRISSITH AVE. OWENSBORO KENTUCKY 42301 U.S.	15
JOHN SIGLER			2
GRACE STEPHENS			3
JANE FERREL	252728224	3 SOUTH FORTY PLACE VALDOSTA GA 31602 U.S.	12
FREEHLING DIVISION OF COWEN		190 SOUTH LASALLE ST. SUITE 2200 CHICAGO IL 60603 U.S.	12
CARL MARKS & CO. INC.		135 EAST 57TH NEW-YORK N.Y. 10022 U.S.	812
RICAARD CASTLEN		5417 HWY 144 OWENSBORO KENTUCKY 42301 U.S.	3
RICHARD J. KLIMOWSKI		321 BLACK ROCK TURNPIKE WESTREDDING CT. 06896 U.S.	24
COURTLAND W. SMITH	523364140	1209 Green Hollow Run, Douglas, GA 31533, U.S.	73
RITTMEYER KIMBERLY	353545999	6089 MONTAGUE ROAD ROCKFORD IL. 61102 U.S.	3
RITTMEYER GLEN, GAVIN	353544551		3
RITTMEYER GLEN & JOY	349385326	6089 MONTAGUE ROAD ROCKFORD IL. 61102 U.S.	51
SHEARSON LEHMAN BROTHERS		1 WESTERN UNION INT. PLAZA N.Y. 10004 U.S.	1,496
SASSON ZION	4249483	34 REINES ST., RAMAT HASHARON 47277	1
GOLDSTEIN DANIEL	5092799	16 BARAK ST., NETANYA 42236	5
ZOMPER EDITH	707273	57 DAVID HAMALECH ST., TEL AVIV 64237	5
TAVAS SECURITIES AND FINANCING LTD.	510973449	POB 6500, 17 ALLENBY ST., TEL AVIV 63321	34
YENKO ARIEL	4556613	45 HARAV KOOK ST, HERTZLIYA, 46342	5
SARAH STROGO	58450081	8 ANNE FRANK ST., PETACH TIKVAH	15
AMIR SAVION	39560370	44 GEULIM ST., ZIKHRON YA’AKOV	3,240
MERAV AND ERAN GROBERGER	24458531	4/8 ZIDMAN ST., KIRYAT ONO 55238	1
NATAN PANZER	8037392	13 BRENNER ST., HAIFA	20
DORI SEGAL	057493504	TORONTO, CANADA	150,000
YARDENI—GELFAND TRUSTS (2000) LTD for MICHAEL BAR-HAIM	512907718	14 KREMNITZKY ST., TEL AVIV 67899	20,000

43

REGULATION 26: DIRECTORS OF THE CORPORATION

Presented below are details of the members of the Board of Directors, to the best of the Company’s knowledge:

Name	Chaim Katzman, Chairman of the Board of Directors

Identity no.:	030593859

Date of birth:	4.11.1949

Address for serving legal documents:	1600 NE Miami Gardens, North Miami Beach, FL 33179, U.S.

Nationality:	Israeli, American

Membership of Board sub-committees:	Investments Committee

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Refer to the details below regarding his appointments as Chairman of the Board of Directors and as a Director of various investees of the Company

Date of appointment:	1.5.1995

Education:	LLB, Tel-Aviv University

Employment in the past five years:	Chairman of the Board of the Company, Norstar Holdings Inc., EQY (of which he was also CEO until 2006), FCR, ATR, CTY, and private subsidiaries of these companies and of the Company

Companies of which he is a director (other than the Company):	Norstar Holdings Inc., EQY, FCR, ATR, CTY, Gazit-Globe Israel (Development) Ltd. and private subsidiaries of these companies and of the Company, as well as Koah (2000) Holdings Ltd. and Ganei Binyamina Ltd.

Relative of another of the Company’s interested parties:	No

44

Name	Arie Mientkavich, Deputy Chairman of the Board of Directors

Identity no.:	000129320

Date of birth:	28.9.1942

Address for serving legal documents:	14 Bezalel Street, Jerusalem

Nationality:	Israeli

Membership of Board sub-committees:	None

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Yes – Deputy Chairman of the Board of Directors. In addition, refer to the details below regarding his appointments as Chairman of the Board of Directors and as a director of various investees of the Company

Date of appointment:	19.4.2005

Education:	LLB and BA in Political Sciences (Hebrew University, Jerusalem)

Employment in the past five years:	Deputy Chairman of the Board of the Company, Chairman of the Board of Gazit-Globe Israel (Development) Ltd., Director of U. Dori Group Ltd, Vice Chairman of the Board of I.D.B. Holdings Ltd., Chairman of the Board of Elron Electronic Industries Ltd., Chairman of the Board of R.D.C. – Rafael Development Corporation Ltd., Vice Chairman of the Board of Ronson Europe N.V. and a director of Given Imaging Ltd. and Nulens Ltd. Formerly Chairman of the Board of Israel Discount Bank Ltd. and of its principal subsidiaries, including Mercantile Discount Bank Ltd. and Israel Discount Bank of New York

Companies of which he is a director (other than the Company):	Gazit-Globe Israel (Development) Ltd., Director of U. Dori Group Ltd, I.D.B. Holdings Ltd., Clal Tourism Ltd., Elron Electronic Industries Ltd., R.D.C. – Rafael Development Corporation Ltd., Nulens Ltd., Ronson Europe N.V., and Given Imaging Ltd.

Relative of another of the Company’s interested parties:	No

45

Name	Dori Segal, Executive Vice Chairman of the Company’s Board of Directors

Identity no.:	057493504

Date of birth:	19.3.1962

Address for serving legal documents:	85 Hanna Avenue, Suite 400, Toronto, Ontario M6K, Canada

Nationality:	Israeli, American

Membership of Board sub-committees:	Investments Committee

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	President and CEO of FCR (a subsidiary of the Company); President of Norstar Israel Ltd., which is a subsidiary of a controlling shareholder of the Company. Refer also to the details below regarding his appointments on the Board of Directors of various investees of the Company.

Date of appointment:	26.12.1993

Education:	High school

Employment in the past five years:	Through February 2008, held the position of President of the Company, at which time he was appointed Executive Vice Chairman of the Board. President and CEO of FCR, President of Norstar Israel Ltd., and Chairman of the Board of GAA. Chairman of the Board of Realpac- The Real Property Association of Canada

Companies of which he is a director (other than the Company):	Norstar Holdings Inc., EQY (where he has served as Vice Chairman of the Board since May 2006), FCR, CTY, GAA, Gazit-Globe Israel (Development) Ltd. and their private subsidiaries, as well as the private subsidiaries of the Company and of Norstar Holdings Inc.

Relative of another of the Company’s interested parties:	No

46

Name	Yair Orgler

Identity no.:	001210541

Date of birth:	10.10.1939

Address for serving legal documents:	19 Ya’akov Zerubavel Street, Tel Baruch, Tel-Aviv

Nationality:	Israeli, German

Membership of Board sub-committees:	Audit and Balance Sheet Committee, Investments Committee, Nominations and Corporate Governance Committee, Corporate Social Responsibility Committee, Compensation Committee

Serves as external director:	Yes

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes (external director)

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	27.11.2007

Education:	B.Sc. in Industrial Engineering and Management (Technion, Haifa); M.Sc. in Industrial Engineering and Management (University of Southern California - USC); Ph.D. in Management – specializing in Finance (Carnegie Mellon University)

Employment in the past five years:	Professor Emeritus of the Management Faculty, Tel-Aviv University. Through 2006, served as Chairman of the Board of the Tel-Aviv Stock Exchange Ltd. Through January 2010, served as a director of Bank Hapoalim B.M. Formerly: Chairman of the Management Board of the Tel-Aviv Jaffa Academic College.

Companies of which he is a director (other than the Company):	Israel Chemicals Ltd., Bromine Compounds Ltd., Dead Sea Bromine Group Ltd., Ceragon Networks Ltd., Itamar Medical Ltd., and Atidim Ltd.

Relative of another of the Company’s interested parties:	No

47

Name	Michael Chaim Ben-Dor

Identity no.:	01078416

Date of birth:	21.8.1938

Address for serving legal documents:	14 Nili Street, Jerusalem

Nationality:	Israeli

Membership of Board sub-committees:	Audit and Balance Sheet Committee, Nominations and Corporate Governance Committee, Corporate Social Responsibility Committee, Compensation Committee

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	13.1.1999

Education:	Auditors’ certificate from the Ministry of Justice (College of Management, Jerusalem)

Employment in the past five years:	Business consultant in the field of capital market and investments to private and public companies; served as a lecturer at the Hebrew University and as a corporate consultant in the field of finance and investments.

Companies of which he is a director (other than the Company):	Mercantile Mutual Funds, Lahav - The Israeli Federation of the Self Employed Organizations in Israel

Relative of another of the Company’s interested parties:	No

48

Name	Shay Pilpel

Identity no.:	04165353

Date of birth:	12.4.1950

Address for serving legal documents:	8 Ben Haim Street, Ramat Hasharon

Nationality:	Israeli

Membership of Board sub-committees:	Audit and Balance Sheet Committee, Nominations and Corporate Governance Committee, Compensation Committee

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	31.12.2006

Education:	B.Sc. in Mathematics (Tel-Aviv University); BA in Philosophy (Tel-Aviv University); M.Sc. in Mathematics (Hebrew University, Jerusalem); Ph.D. in Statistics (University of California, Berkeley); MBA (Columbia University, New York)

Employment in the past five years:	CEO of Wexford Capital Israel Ltd.

Companies of which he is a director (other than the Company):	Member of the Israel Securities Authority Plenum

Relative of another of the Company’s interested parties:	No

49

Name	Noga Knaz

Identity no.:	22433072

Date of birth:	4.10.1966

Address for serving legal documents:	6 Sasha Argov Street, Tel-Aviv

Nationality:	Israeli, American

Membership of Board sub-committees:	Audit and Balance Sheet Committee, Nominations and Corporate Governance Committee, Corporate Social Responsibility Committee, Compensation Committee

Serves as external director:	Yes

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes (external director)

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	12.8.2008

Education:	BA in Economics and Business Administration (Haifa University); holds an investments portfolio management license; graduate of Directors and Officers Course conducted by LAHAV Executive Management (Tel-Aviv University)

Employment in the past five years:	CEO of Rosario Capital Ltd. Formerly: CEO of DS Underwriting Ltd. and investment manager in the DS Securities and Investments Group Ltd. and in Migdal Capital Markets.

Companies of which she is a director (other than the Company):

Relative of another of the Company’s interested parties:	No

50

Name	Gary Epstein

Identity no.:	452063713

Date of birth:	19.02.1948

Address for serving legal documents:	C/o Greenberg Traurig, 333 SE 2d Ave., Miami, FL, 33131

Nationality:	American

Membership of Board sub-committees:	No

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	12.1.2012

Education:	J.D. from Harvard Law School, U.S.; M.A. in English Literature from New York University; B.A. and B.H.L. in English and Jewish Studies at Yeshiva University

Employment in the past five years:	Chair of the Corporate and Securities Department and member of the Executive Committee at Greenberg Traurig, LLP law firm.

Companies of which he is a director (other than the Company):	None

Relative of another of the Company’s interested parties:	No

51

Name	Douglas William Sesler

Identity no.:	113179460

Date of birth:	24.12.1961

Address for serving legal documents:	54 Northway Bronxville, NY 10708

Nationality:	American

Membership of Board sub-committees:	No

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	12.1.2012

Education:	B.A. in Government from Cornell University

Employment in the past five years:	Private real estate investor, Head of Global Real Estate Principal Investments of Bank of America, Merrill Lynch

Companies of which he is a director (other than the Company):	Serves as Head of Global Real Estate Investment Banking at Merrill Lynch.

Relative of another of the Company’s interested parties:	No

52

REGULATION 26A: SENIOR OFFICERS

Presented below are details of the senior officers of the Company, who do not serve as directors, to the best of the Company’s knowledge.

Name:	Aharon Soffer

Identity no.:	027943042

Date of birth:	3.3.1971

Position held in the Company, in a subsidiary, in a related company or in an interested party:	President, Deputy Chairman of the Board of Directors of Gazit America Inc.; Director of Atrium European Real-Estate Ltd.; president and director in private subsidiaries of the Company; responsible for management of market risks, together with the Company’s CFO

Date of taking office:	30.11.2009

Education:	BA in Economics and Management - College of Management, LLB - College of Management

Employment in the past five years:	Vice President and Interim President of the Company, President of foreign subsidiaries of the Company, director of foreign subsidiaries of the Company

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	Yes (by virtue of his serving as President)

53

Name:	Gadi Cunia

Identity no.:	024673261

Date of birth:	24.3.1970

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Executive Vice President and CFO of the Company, responsible for management of market risks, together with the Company’s President

Date of taking office:	8.4.2010

Education:	BA in Economics and Business Management, College of Management

Employment in the past five years:	CFO of Mey Eden Group

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

Name:	Eran Ballan

Identity no.:	022012843

Date of birth:	2.9.1965

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Executive Vice President and General Counsel.

Date of taking office:	15.4.2007

Education:	LLB (Essex University, U.K.); LLM (New York University, U.S.)

Employment in the past five years:	His current position

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

54

Name:	Varda Zuntz

Identity no.:	052132115

Date of birth:	16.11.1953

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Company Secretary and Head of Corporate Responsibility, Company Secretary of Norstar Holdings Inc. Director of some of the private subsidiaries of the Company and of Norstar Holdings Inc.

Date of taking office:	12.12.1998

Education:	High school

Employment in the past five years:	Her current position

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

Name:	Rami (Romano) Vaisenberger

Identity no.:	016708695

Date of birth:	29.1.1973

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Vice President and Controller

Date of taking office:	1.7.2004

Education:	BA in Accounting and Business Administration (College of Management)

Employment in the past five years:	His current position

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

55

Name:	Yosi Ginossar

Identity no.:	055377071

Date of birth:	13.11.1958

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Internal auditor of the Company and of Norstar Holdings Inc.

Date of taking office:	16.4.2008

Education:	BA in Accounting and Economics (Hebrew University, Jerusalem)

Employment in the past five years:	CEO and Partner in Fahn Kanne Control Management Ltd.

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

REGULATION 26B: AUTHORIZED SIGNATORY FOR THE COMPANY

As of the date of the report, the Company has no independent authorized signatories.

REGULATION 27: AUDITORS OF THE COMPANY

Kost Forer Gabbay & Kasierer, CPAs,

3 Aminadav Street, Tel-Aviv.

56

REGULATION 28: AMMENDMENT OF THE MEMORANDUM OR ARTICLES OF ASSOCIATION

On December 13, 2011, the general meeting approved amendments to the Company’s Articles of Association with regard to officers’ insurance and indemnification, to allow indemnification within the limits allowed under the Efficiency of Enforcement Procedures in the Securities Authority (Legislation Amendments) Law, 2011, namely indemnification for payment made to a party affected by a breach, which the officer in breach was required to pay for damage caused to said party as specified in Article 52(54)(A)(1)(a) of the Securities Law, or for expenses incurred by an officer in connection with the administrative procedure in his case, including reasonable litigation expenses, and including attorney’s fees.

On the same date, the general meeting approved additional amendments to the Company’s Articles of Association, with regard to the following matters: amendments regarding the manner of voting in the general meeting; amendments related to the Board of Directors’ meetings (legal quorum; urgent convening of meetings of the Board; etc.); addition of corporate governance provisions as included in the First Supplement to the Companies Law, 1999; setting of the agenda of the general meeting; circumstances of ending the tenure of a director; entry into effect of the appointment or dismissal of a Director; the Company’s Seal and Stamp; donations by the Company, etc. For details regarding the amendments to the Company’s Articles of Association, refer to its immediate report dated November 8, 2011 (ref. 2011-01-320382), regarding the convening of a general meeting, hereby presented by means of this reference.

On January 12, 2012, the general meeting approved amendments to the Company’s Articles of Association with regard to the majority required to amend the Company’s Articles of Association, and the manner of appointment of the members of the Board of Directors.

On the same date, the Company’s Memorandum of Association was also amended with regard to the Company’s purpose and the majority required to increase the Company’s authorized capital.

For details regarding the amendments to the Company’s Articles and Memorandum of Association, refer to its immediate report dated December 5, 2012 (ref. 2011-01-353178) regarding the convening of a general meeting which is hereby incorporated by means of this reference.

57

REGULATION 29: RECOMMENDATIONS AND RESOLUTIONS OF THE DIRECTORS

A.	Payment of a dividend or making of a distribution, as defined in the Companies Law, by any other means, or the distribution of a stock dividend:

The Company’s Board of Directors resolved to make dividend distributions during the reporting year on the following distribution dates:

On January 4, 2011, in an amount of NIS 0.37 per share of NIS 1

On April 11, 2011, in an amount of NIS 0.39 per share of NIS 1

On July 4, 2011, in an amount of NIS 0.39 per share of NIS 1

On October 4, 2011, in an amount of NIS 0.39 per share of NIS 1

On December 28, 2011, in an amount of NIS 0.39 per share of NIS 1

In addition, subsequent to the date of the report, the Company’s Board of Directors approved the distribution of a dividend of NIS 0.40 per share of NIS 1.

B.	Change in the Company’s authorized or issued capital:

Change in authorized capital – None. However, it is noted that on January 12, 2012, the Company’s general meeting approved an increase of the Company’s authorized capital by 300 million ordinary shares par value NIS 1 each, such that following the increase the authorized capital will be NIS 500 million, divided into 500 million ordinary shares par value NIS 1 each.

Change in issued capital – Refer to Regulation 20 above.

C.	Amendment of the Company’s Memorandum or Articles of Association: None. For details regarding the amendment of the Company’s Articles and Memorandum of Association, as approved by the general meeting, refer to Regulation 28 above.

D.	Redemption of redeemable securities: None.

Early redemption of debentures: None. However, it is noted that during the reporting period, the Company repurchased NIS 1,483,599 par value of debentures (series A) and NIS 1,359,104 par value of debentures (series B) under a Company securities repurchase plan approved by the Board of Directors on September 13, 2011 and extended by it on January 4, 2012. In addition, the Company repurchased NIS 40,964 par value of debentures (series E) of the Company.

E.	Transaction between the Company and an interested party not conducted on market terms: None.

F.	Resolutions of the general meeting on the matters detailed in sections A through F above that are not in accordance with the recommendations of the Board of Directors: None

58

G.	Resolutions by an extraordinary general meeting:

a.	On September 14, 2011, the following resolutions were passed, in addition to passing of the usual resolutions of an annual general meeting (refer to the immediate report dated August 4, 2011, ref. 2011-01-231636, regarding the convening of a general meeting, and the immediate report dated September 14, 2011, ref. 2011-01-274377, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby presented by means of this reference):

1.	Approval of the grant of an annual bonus in the amount of NIS 500 thousand for Mr. Arie Mientkavich, the Deputy Chairman of the Board of Directors of the Company, for his work in the Company in 2010.

2.	Extension of the engagement with Ms. Noga Knaz as an external director of the Company, for an additional 3-year period starting at the date of the approval by the Company’s general meeting.

b.	On December 13, 2011, the following resolutions were passed (refer to the immediate report dated November 8, 2011, ref. 2011-01-320382, regarding the convening of a general meeting, and the immediate report dated December 13, 2011, ref. 2011-01-320382, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby presented by means of this reference):

1.	Amendment of the Company’s Articles of Association with regard to officers’ insurance and indemnification, as detailed in Regulation 28 above;

2.	Amendment of the Company’s Articles of Association (other than with regard to officers’ insurance and indemnification), as detailed in Regulation 28 above;

3.	Change of the terms of directors’ indemnification, as shall be from time to time, other than with respect to the Company’s controlling shareholder who serves as Chairman of its Board of Directors, Mr. Chaim Katzman (the decision with regard to whom was approved separately, as detailed below);

4.	Provision of a letter undertaking to indemnify the Company’s controlling shareholder who serves as Chairman of its Board of Directors, Mr. Chaim Katzman, in a format and at a scope identical to those of the letters undertaking to indemnify the Company’s other directors and officers.

c.	On January 12, 2012, the following resolutions were passed (refer to the immediate report dated December 5, 2011, ref. 2011-01-353178, regarding the convening of a general meeting, and the immediate report dated January 12, 2012, ref. 2012-01-014208, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference):

1.	Increase of the Company’s registered capital by NIS 300 million;

2.	Amendment of the Company’s Articles of Association with regard to the majority required to amend the Articles;

3.	Amendment of the Company’s Articles of Association with regard to the manner in which members of the Board of Directors are appointed;

4.	Classification of the members of the Company’s Board of Directors into groups (in accordance with the amendment approved with respect to the Company’s Articles of Association;

59

5.	Amendment of the Company’s Memorandum of Association;

6.	Appointment of Mr. Gary Epstein to Director of the Company;

7.	Appointment of Mr. Douglas Sesler as a Director of the Company;

8.	Expansion of the coverage of the directors’ and officers’ liability insurance (including with respect to Mr. Chaim Katzman), as detailed in Regulation 29a of the report;

9.	Purchase of a Public Offering of Securities Insurance (POSI) policy for the Company and for directors and officers (including Mr. Chaim Katzman), with respect to the publishing of a prospectus and offering of securities in the U.S., as detailed in Regulation 29a of the report; and

10.	Change of the annual remuneration and participation remuneration amounts paid to directors of the Company, including external directors (other than directors who serve in another position in the Company).

d.	On January 26, 2012, the general meeting approved the Company entering into an agreement with the Norstar Group, as detailed in Regulation 22 above.

60

REGULATION 29A: RESOLUTIONS OF THE COMPANY

A.	Approval of acts pursuant to Section 255 of the Companies Law: None.

B.	Acts pursuant to Article 254(a) of the Companies Law, which have not been approved, whether or not such acts have been presented for the approval referred to in Article 255 of the Companies Law: None.

C.	Transactions requiring special approval pursuant to Article 270(1) of the Companies Law, provided that these are exceptional transactions, as defined in the Companies Law, which have been approved during the reporting year: On May 31, 2011, the Board of Directors of the Company, having received the approval of the Audit Committee, approved the Company’s entering (through its wholly owned subsidiary) into an agreement with Gazit-Globe Israel (Development) Ltd., in which the Company owns 75% of the share capital (and in which Messrs. Chaim Katzman, Arie Mientkevich, Dori Segal (who serve as directors of the Company) and Mr. Aharon Soffer (CEO of the Company) serve as directors; “Gazit Development”). According to the agreement, the Company sold to Gazit Development all shares of Acad Buildings and Investments Ltd. (which represent 100% of the share capital of Acad) as well as the loan balances owed to the Company by Acad, for a total consideration of NIS 200 million. For details refer to the immediate report dated June 1, 2012 (ref. 2011-01-172554), which is hereby incorporated by means of this reference.

d.	Exemption, insurance or an undertaking to indemnify officers, as is defined in the Companies Law, that is valid at the reporting date: At the reporting date, all the Company’s officers were covered by insurance, regarding which – on January 12, 2012 – the Company’s general meeting last approved an increase in the coverage limits thereof, and whose coverage limit, as of the date of the report, pursuant thereto is U.S.$ 100 million (per event and per year) (through January 2012, the coverage limit was U.S.$ 60 million). In addition, On January 12, 2012 the general meeting approved the purchase of a Public Offering of Securities Insurance (POSI) policy for the Company and for directors and officers (including Mr. Chaim Katzman, Chairman of the Board of Directors of the Company and its controlling shareholders), with respect to publishing a prospectus and offering of securities in the U.S., up to a 7 year period (the “Insurance Period”) with coverage limits not to exceed U.S.$ 100 million per event and on an accumulated basis for the Insurance Period. For details refer to the immediate report dated December 5, 2011, ref. 2011-01-353178, regarding the convening of a general meeting, the immediate report dated December 5, 2011, ref. 2011-01-353181, regarding the approval of a transaction with the controlling shareholder that does not require the approval of a general meeting, and the immediate report dated January 12, 2012, ref. 2011-01-014208, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference.

61

Pursuant to the provisions of the Company’s Articles, and pursuant to the resolution of the Company’s general meeting from December 31, 2006, the Company undertook to indemnify in advance anyone serving as an officer of the Company (including directors), including an officer serving on behalf of the Company in a company in which the Company owns at least 25% of the capital of and/or the voting rights in and/or the right to appoint directors therein. The undertaking to indemnify was provided with respect to liabilities and expenses, pursuant to the provisions of the Companies Law, with regard to a series of events (the indemnification causes) specified in the indemnification statement. The maximum accumulated indemnification amount which the Company might pay any officer, as aforesaid, will be no greater than 20% of the Company’s shareholders’ equity according to its last financial statements published prior to the actual indemnification payment. In addition, the Company resolved to exempt in advance the aforesaid officers (including directors) from accountability for damage caused and/or that will be caused to the Company by the officers due to breach of the duty of care owed to it, other than in the case of a breach of the duty of care in making a distribution, as defined in the Companies Law (from November 15, 2011, the said exemption does not apply to Mr. Katzman, Chairman of the Board of Directors and controlling shareholder of the Company, in light of the Companies Law (Amendment No. 16), 2011 entering into force). On December 13, 2011, the general meeting approved amendments to the Company’s Articles of Association with regard to officers’ insurance and indemnification, to allow indemnification within the limits allowed under the Efficiency of Enforcement Procedures in the Securities Authority (Legislation Amendments) Law, 2011, namely indemnification for payment made to a party affected by a breach, which the officer in breach was required to pay for damage caused to said party as specified in Article 52(54)(A)(1)(a) of the Securities Law, or for expenses incurred by an officer in connection with the administrative procedure in his case, including reasonable litigation expenses, and including attorney’s fees. For details refer to the immediate report dated November 8, 2011, ref. 2011-01-320382, regarding the convening of a general meeting, and the immediate report dated December 13, 2011, ref. 2011-01-320382, regarding the outcome of the general meeting.

March 27, 2012	Gazit-Globe Ltd.
Date	Name of Company

Names of Signatories:	Position:

Chaim Katzman	Chairman of the Board of Directors
Aharon Soffer	President

62

GAZIT-GLOBE LTD.

Presentation of Financial Information from Consolidated Financial Statements attributed to the Company

As of December 31, 2011

Special report by the independent CPA

with regard to separate financial information in accordance with Regulation 9c of the Securities

Regulations (Periodic and Immediate Reports), 1970

We have audited the separate financial information presented pursuant to regulation 9c of the Securities Regulations (Periodic and Immediate Reports), 1970, of GAZIT-GLOBE Ltd. (“the Company”) as of December 31, 2011 and 2010 and for each of the three years, the last of which ended December 31, 2011, which was included in the Company’s periodic report. The Board of Directors and the Company’s Management are responsible for the separate financial information. We are responsible for our opinion of the separate financial information, based on our audits.

We have not audited financial information from financial statements of investees, for which the assets net of liabilities attributed thereto, net amounted to NIS 8,090 million and NIS 6,630 million as of December 31, 2011 and 2010, respectively, and for which the income (loss) there from amounted to NIS 1,121 million, NIS (610) million and NIS (201) million for the years ended December 31, 2011, 2010 and 2009, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other auditors.

We have conducted our audits in accordance with generally accepted audit standards in Israel. According to these standards, we are required to plan and execute the audit in order to achieve reasonable confidence that the separate financial information does not include any material misrepresentation. An audit includes examining, on a test basis, evidence supporting the amounts and details included in the separate financial information. An audit also includes a review of the accounting rules implemented in compiling the separate financial information and any significant estimates made by the company’s board and management, as well as an evaluation of the overall appropriateness of the representations of the separate financial information. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

We believe, based on our audits and on reports by other CPAs, that the separate financial information is compiled, in all material aspects, in accordance with provisions of regulation 9c of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2012	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial information and financial data from consolidated financial statements attributed to the Company

Below is financial data and separate financial information from the Group’s consolidated financial statements as of December 31, 2011, published as part of the periodic reports (“consolidated financial statements”) attributed to the Company itself, presented in accordance with Regulation 9c of the Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the consolidated financial statements.

Investees—as defined in Note 1 to the consolidated financial statements.

GAZIT-GLOBE LTD.

Details of financial information out of consolidated statements of financial position attributed to the Company

		December 31,
	Additional	2011	2010
	information	NIS in millions
ASSETS

Current assets

Cash and cash equivalents	a	692	35
Short-term deposits		—	*) —
Short-term loans and current maturities of long-term loans to investees	e	158	164
Financial derivatives	b	82	110
Other accounts receivable	b	4	11
Loans to partners		—	5

Total current assets		936	325

Non-current assets

Long-term loans and deposits	b	*) —	4
Financial derivatives	b	908	1,031
Loans to investees	e	7,226	6,962
Debentures of investee	e	226	213
Investments in investees		9,614	7,647
Fixed assets, net		6	5
Deferred expenses		*) —	*) —

Total non-current assets		17,980	15,862

Total assets		18,916	16,187

*)	Represents an amount of less than NIS 1 million.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of financial information out of consolidated statements of financial position attributed to the Company

		December 31,
	Additional	2011	2010
	information	NIS in millions
LIABILITIES AND EQUITY

Current liabilities

Current maturities of debentures	c	776	485
Financial derivatives		—	17
Trade payables	c	2	2
Other accounts payable	c	319	128
Current tax payable		3	3
Dividend payable		—	57

Total current liabilities		1,100	692

Non-current liabilities

Loans from banks	c	2,442	1,476
Debentures	c	8,103	7,975
Deferred taxes	d	135	129

Total non-current liabilities		10,680	9,580

Equity attributable to equity holders of the Company	f

Share capital		218	208
Share premium		3,787	3,474
Reserves		(606)	(1,115)
Retained earnings		3,737	3,348

Total equity		7,136	5,915

Total liabilities and equity		18,916	16,187

The accompanying information is an integral part of the financial data and the separate financial information.

March 27, 2012
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gadi Cunia Executive Vice President and CFO

GAZIT-GLOBE LTD.

Details of financial information out of consolidated statements of income attributed to the Company

		Year ended December 31
	Additional	2011	2010	2009
	information	NIS in millions
Management fees from investees	e	8	8	3
Finance income from investees	e	330	306	482
Other finance income		61	475	150
Other income—gain from increase in holding stake in subsidiary		—	—	108
Gain from sale of securities of investees	e	—	—	2

Total income		399	789	745

General and administrative expenses		66	55	57
Finance expenses		793	576	713
Other expenses		6	—	—

Total expenses		865	631	770

Income (loss) before income from investees, net		(466)	158	(25)

Income from investees, net		1,102	720	1,174

Income before taxes on income		636	878	1,149
Taxes on income	d	10	88	48

Net income attributed to the Company		626	790	1,101

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of financial information out of consolidated statements of comprehensive income attributed to the Company

	Year ended December 31
	2011	2010	2009
	NIS in millions
Net income attributed to the Company	626	790	1,101

Other comprehensive income (loss) attributed to the Company (net of tax effect):

Exchange differences on foreign currency translation	159	(142)	9
Gain (loss) on cash flow hedges	9	11	(12)

Other comprehensive gain (loss) attributed to the Company	187	(131)	(3)

Other comprehensive income (loss) attributed to investees (net of tax effect)	318	(520)	508

Total other comprehensive income (loss) attributed to the Company	505	(651)	505

Total comprehensive income attributed to the Company	1,131	139	1,606

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of financial information out of consolidated statements of cash flows attributed to the Company

	Year ended December 31
	2011	2010	2009
	NIS in millions
Cash flows from operating activities of the Company

Net income attributed to the Company	626	790	1,101

Adjustments required to present net cash provided by operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	1	1	1
Finance expenses (income), net	402	(205)	81
Income from investees, net	(1,102)	(720)	(1,174)
Cost of share-based payment	7	13	4
Taxes on income	10	88	48
Gain from sale of investments in investees	—	—	(2)
Change in employee benefit liabilities	—	(2)	2
Gain from negative goodwill	—	—	(108)

	(682)	(825)	(1,148)

Changes in assets and liabilities of the Company:

Decrease in other accounts receivable	28	34	51
Increase (decrease) in trade payables and other accounts payable	(55)	26	8

	(27)	60	59

Cash paid and received during the year by the Company for:

Interest paid	(261)	(517)	(516)
Interest received	2	67	32
Interest received from investees	280	313	348
Taxes paid	(4)	(4)	(4)
Dividend received	—	*) —	*) —
Dividend received from investees	80	89	82

	97	(52)	(58)

Net cash provided by (used in) operating activities of the Company	14	(27)	(46)

*)	Represents an amount of less than NIS 1 million.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of financial information out of consolidated statements of cash flows attributed to the Company

	Year ended December 31
	2011	2010	2009
	NIS in millions
Cash flows from investment activities of the Company

Acquisition of fixed assets	(2)	(2)	(1)
Investments in investees	(303)	(257)	(104)
Redemption of preferred shares of investee	—	165	—
Loans repaid by (granted to) investees, net	(227)	(434)	186
Proceeds from realized available-for-sale securities	—	—	18
Repayment of a loan granted	5	—	—
Repayment of deposit	4	—	—

Net cash provided by (used in) investment activities of the Company	(523)	(528)	99

Cash flows from financing activities of the Company

Issue of shares (less issue expenses)	313	637	391
Exercise of stock options into shares	2	1	*) —
Repayment of loans for purchase of company shares	4	*) —	*) —
Dividend paid to equity holders of the Company	(241)	(204)	(179)
Issue of debentures (less issue expenses)	446	687	963
Repayment and early redemption of debentures	(233)	(197)	(148)
Receipt (repayment) of long-term credit facilities from banks, net	897	(690)	(891)

Net cash provided by financing activities of the Company	1,188	234	136

Exchange differences on balance of cash and cash equivalents	(22)	—	—

Increase (decrease) in cash and cash equivalents	657	(321)	189

Cash and cash equivalents at the beginning of year	35	356	167

Cash and cash equivalents at the end of year	692	35	356

Material non-cash activities of the Company

Dividend payable	—	57	50

Exchange of loans granted to subsidiaries for share issuance	347	—	—

Redemption of preferred shares of an investee against loan repayment	50	—	—

*)	Represents an amount of less than NIS 1 million.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Additional information

a.	Cash and cash equivalents attributed to the Company

	December 31
	2011	2010
	NIS in millions
Composition by currency:

In $	89	12
In C$	105	3
In €	17	7
In NIS – unlinked	481	13

	692	35

b.	Disclosure regarding financial assets attributed to the Company

1.	Other accounts receivable attributed to the Company

	December 31
	2011	2010
	NIS in millions
Income receivable	*) —	5
Prepaid expenses	—	2
Interest receivable	4	4

	4	11

*)	Represents an amount of less than NIS 1 million.

2.	Details of material investments in financial asset groups attributed to the Company in accordance with IAS 39:

	December 31
	2011	2010
	NIS in millions
Financial assets measured at fair value through profit or loss:

Financial derivatives	990	1,141

Loans and receivables	4	20
Loans and receivables—investees	7,610	7,339

Total	8,604	8,500

GAZIT-GLOBE LTD.

Additional information

b.	Disclosure regarding financial assets attributed to the Company (cont.)

3.	Linkage terms of financial instruments by groups of financial instruments in accordance with IAS 39, attributed to the Company

	In U.S.$	In C$	In €	Linked to CPI	In NIS – unlinked	Non- linked	Total
	NIS in millions
December 31, 2011

Financial assets measured at fair value through profit or loss	—	—	—	—	—	990	990
Loans and receivables	—	—	4	—	—	—	4
Loans and receivables—investees	2,654	350	2,809	1,797	—	—	7,610

	2,654	350	2,813	1,797	—	990	8,604

Trade payables and other accounts payable	9	—	6	181	103	25	324
Loans from banks	106	458	1,890	—	1	(13)	2,442
Debentures	264	—	307	6,353	1,955	—	8,879

	379	458	2,203	6,534	2,059	12	11,645

	In U.S.$	In C$	In €	Linked to CPI	In NIS – unlinked	Non- linked	Total
	NIS in millions
December 31, 2010

Financial assets measured at fair value through profit or loss	—	—	—	—	—	1,141	1,141
Loans and receivables	—	—	4	9	5	2	20
Loans and receivables—investees	2,440	536	2,498	1,765	100	—	7,339

	2,440	536	2,502	1,774	105	1,143	8,500

Financial liabilities measured at fair value through profit or loss	—	—	—	—	—	17	17
Trade payables and other accounts payable	9	—	—	93	—	31	133
Loans from banks	15	215	1,247	—	10	(11)	1,476
Debentures	288	—	296	5,928	1,948	—	8,460

	312	215	1,543	6,021	1,958	37	10,086

GAZIT-GLOBE LTD.

Additional information

c.	Disclosure regarding financial liabilities attributed to the Company

1.	As of December 31, 2011 (“the reporting date”), the Company has a working capital deficiency of NIS 164 million. The Company and wholly-owned subsidiaries has approved unutilized lines of credit in total amount of NIS 1,074 million that can be used over the coming year. Furthermore, subsequent to the reporting date the Company issued long-term debentures in total amount of NIS 450 million, see Note 40c in the consolidated financial statements. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

2.	Trade payables attributed to the Company

	December 31
	2011	2010
	NIS in millions
Open accounts	1	1
Notes payable	1	1

	2	2

3.	Other accounts payable attributed to the Company

	December 31
	2011	2010
	NIS in millions
Accrued expenses	10	7
Deferred income	—	2
Interest payable	299	102
Employees	2	4
Government authorities	8	13

	319	128

4.	Non-current liabilities attributed to the Company

Composition

	December 31
	2011	2010
	NIS in millions
Loans from banks (1)	2,442	1,476
Debentures (2)	8,103	7,975

	10,545	9,451

GAZIT-GLOBE LTD.

Additional information

c.	Disclosure regarding financial liabilities attributed to the Company (cont.)

(1)	Composition of banks credit

		December 31
		2011	2010
	%	NIS in millions
In NIS—unlinked	Prime + 0.85%	1	10
In U.S.$	L + 3.1%	106	15
In C$	L + 3-3.05%	458	215
In €	E+2.43-2.85%	1,890	1,247

		2,455	1,487
Less—deferred expenses		13	11

		2,442	1,476

Maturities:

NIS in millions
Year 1—current maturities	—

Year 2	427
Year 3	568
Year 4	1,067
Year 5	380

2,442

For details in respect of financial covenants, see Note 22 in the consolidated financial statements.

To secure credit obtained from banks, the Company and its wholly-owned subsidiaries have pledged shares of investees. Furthermore, the Company’s wholly-owned subsidiaries guarantee the credit obtained by the Company from banks.

GAZIT-GLOBE LTD.

Additional information

c.	Disclosure regarding financial liabilities attributed to the Company (cont.)

(2)	Composition of debentures

		Effective Interest Rate	Linkage basis	December 31
				2011	2010
		%	%	NIS in millions
Debentures (series A)	U.S.$	6.18	6.50	264	287
Debentures (series B) *)		€3.44	3.62	307	297
Debentures (series C)	CPI	4.88	4.95	1,405	1,524
Debentures (series D)	CPI	5.03	5.10	2,173	2,120
Debentures (series E)	NIS	3.66	3.15	541	539
Debentures (series F)	NIS	6.73	6.40	1,414	1,410
Debentures (series I)	CPI	5.58	5.30	1,646	1,607
Debentures (series J) **)	CPI	6.36	6.50	669	653
Debentures (series K)	CPI	5.48	5.35	448	—
Non-marketable debentures	CPI	5.84	5.65	12	23

				8,879	8,460
Less—current maturities of debentures				776	485

				8,103	7,975

*)	For balance held by a wholly-owned subsidiary, see section e. below.
**)	Debentures (Series J) are secured by a lien recorded on properties owned by a subsidiary of the Company, whose aggregate fair value as the reporting date amounted to NIS 1,089 million.

For further information about the terms and conditions of the debentures, financial convenants, the payment dates and the issuances of the debentures implemented during the year of the account, see Note 20 to the consolidated financial statements. For information about issuance of long-term debentures (series D and K) in total consideration of NIS 450 million, see Note 40c to the consolidated financial statements.

5.	Financial instruments attributed to the Company

a)	Classification of financial liabilities attributed to the Company

All financial liabilities, other than financial derivatives, are measured at amortized cost. Financial derivatives are measured at fair value through the income statement, see section c. below.

b)	Financial risk factors attributed to the Company

The Company’s operations expose it to various financial risk factors such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Company’s comprehensive risk management plan is focused on steps intended to minimize potential negative impacts on its financial results. The Company uses financial derivatives in order to hedge certain risk exposures.

GAZIT-GLOBE LTD.

Additional information

c.	Disclosure regarding financial liabilities attributed to the Company (cont.)

Following is additional information about financial risks and their management:

1)	Foreign currency risk

The Company operates through investees in a large number of countries and is exposed to currency risks resulting from the exposure to exchange rates of different currencies, mainly to the U.S. dollar, the Canadian dollar and the Euro. It is Company policy to maintain a high correlation between the currency in which its assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risks. As part of this policy, the Company enters into cross currency swap transactions in respect of the liabilities, for details see section e. below.

2)	CPI risk

The Company has issued debentures linked to changes in the Consumer Price Index in Israel. The Company also has granted loans which are linked to changes in the CPI. For the amount of financial instruments linked to the CPI, with respect to which the Company is exposed to changes in the CPI—see section b)3 above.

3)	Credit risk

The Company is not exposed to significant concentration of credit risk. Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that these parties will fail to meet their obligations is remote, since they are financially sound.

4)	Interest risks

The Company’s interest risks mainly arise from long-term liabilities. Liabilities bearing variable interest rates expose the Company to interest rate risk in respect of cash flow and liabilities bearing fixed interest rates expose the Company to interest rate risk in respect of fair value. From time to time and according to market conditions, the Company enters into interest rate swaps in which it exchanges variable interest with fixed interest and vice-versa, to hedge its liabilities against changes in interest rates (see section e. below). As of the balance sheet date, 71% of the Company’s liabilities (other than interest rate swap transactions) bear fixed interest rates (as of December 31, 2010—77%). For additional details regarding interest rates and maturities, see section c)3 above.

GAZIT-GLOBE LTD.

Additional information

c.	Disclosure regarding financial liabilities attributed to the Company (cont.)

5)	Liquidity risk

The Company’s policy is to maintain a certain balance between obtaining long-term financing and the existing flexibility through the use of revolving lines of credit, bank loans and debentures. Below is information about maturities of the Company’s financial liabilities:

As of December 31, 2011

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Loans from banks	87	1,125	1,477	—	2,689
Trade payables	2	—	—	—	2
Other accounts payable	322	—	—	—	322
Debentures	1,411	1,825	2,665	5,853	11,754
Financial derivatives, net	(72)	(154)	(153)	(558)	(937)
Financial guarantees *)	—	—	—	—	—

	1,750	2,796	3,989	5,295	13,830

*)	The settlement date of financial guarantees granted to secure the liabilities of the wholly-owned subsidiaries in the amount of NIS 708 million has not yet been determined and depends on future circumstances.

As of December 31, 2010

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Loans from banks	49	438	1,163	—	1,650
Trade payables	2	—	—	—	2
Other accounts payable	148	—	—	—	148
Debentures	925	1,984	1,839	6,339	11,087
Dividend payable	57	—	—	—	57
Financial derivatives, net	(89)	(194)	(140)	(639)	(1,062)
Financial guarantees	—	—	—	—	—

	1,092	2,228	2,862	5,700	11,882

GAZIT-GLOBE LTD.

Additional information

c.	Disclosure regarding financial liabilities attributed to the Company (cont.)
c)	Fair value attributed to the Company

The following table demonstrates the carrying amount and fair value of the groups of financial instruments that are presented in the financial statements not at fair value:

	Carrying amount		Fair value
	December 31		December 31
	2011	2010	2011	2010
	NIS in millions
Financial liabilities

Debentures (1)	8,879	8,460	9,261	8,983

(1)	The fair value is based on quoted prices on an active market as of the reporting date.

The carrying amount of cash and cash equivalents, other accounts receivable, long-term loans and deposits, credit and loans from banks, trade payables and other accounts payable approximate their fair value.

d)	Classification of financial instruments attributed to the Company by fair value ranking

Financial instruments presented at fair value on the balance sheet are classified, by groups having similar attributes, on the following fair value ranking, determined in accordance with the source of data used in determination of fair value:

Level 1:	Prices quoted (un-adjusted) on active markets of similar assets and liabilities.

Level 2:	Data other than quoted prices included in Level 1, which may be directly or indirectly observed.

Level 3:	Data not based on observable market information (valuation techniques not involving use of observable market data).

Financial assets and liabilities measured at fair value, attributed to the Company

	Level 1	Level 2	Level 3
December 31, 2011	NIS in millions
Financial assets measured at fair value on the income statement:	—	990	—
Financial derivatives used as hedges

Financial liabilities measured at fair value on the income statement:
Financial derivatives used as hedges	—	—	—

During 2011, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

GAZIT-GLOBE LTD.

Additional information

c.	Disclosure regarding financial liabilities attributed to the Company (cont.)

e)	Derivatives and hedges attributed to the Company

1.	The following tables present information about cross currency swaps, interest rate swaps, forward contracts and call options:

Transaction type	Linkage basis	Balance amount - NIS in millions		Interest receivable	Interest payable	Balance of average effective duration	Fair value, NIS in millions
		December 31, 2011	December 31, 2010				December 31, 2011	December 31, 2010
cross currency swaps
	Euro-NIS	661	661	CPI linked, 4.40%-5.10%	fixed, 6.36%-5.10%	5.7	160	185
		270	280	CPI linked, 4.95%-5.59%	variable, E+1.35%-1.85%	5.8	140	141
		440	550	nominal, 6.0%-6.83%	Fixed, 5.06% - 3.98%	2.8	66	104

	USD-NIS	50	50	CPI linked, 4.57%	Fixed 5.97%	3.5	19	22
		475	475	CPI linked, 4.75%	variable, L+1.16%-1.17%	6.8	275	262
		320	400	nominal, 6%-7.7%	Fixed, 4.59%-6.33%	2.8	21	55
		150	150	Telbor + 0.7%	Fixed 3.53%	5.3	12	30

	C$-NIS	384	395	CPI linked, 4.60%-4.95%	Fixed, 6.07%-5.51%	6.0	96	121
		335	350	CPI linked, 4.40%-4.95%	Variable, L + 0.94%-1.35%	5.6	155	154
		160	200	nominal, 6.40%	Variable, L + 1.08%	2.8	11	21
		152	190	nominal, 6.0%	Fixed, 2.95%-3.15%	2.8	20	35
		100	100	Telbor + 0.7%	Fixed 3.37%	5.3	7	18
		250	250	Telbor + 0.7%	Variable, L + 1.04%	5.3	30	39

	NIS-USD *)	69	117	5.97%-6.20%	Fixed, 4.57%-5.10%	1.8	(29)	(45)
Interest rate swaps Fixed/variable
		€—	711	variable	Fixed 3.065%	0.7	—	(10)
Forward contracts
	Different currencies	1,286	1,240			Less than one year	2	(8)
Call options
	USD-NIS	500	—	—	—	1.5	5	—

							990	1,124

*)	Two transactions made with a wholly-owned subsidiary.

GAZIT-GLOBE LTD.

Additional information

c.	Disclosure regarding financial liabilities attributed to the Company (cont.)

2.	Derivatives attributed to the Company are presented on the financial statements as follows:

	December 31
	2011	2010
	NIS in millions
Current assets	82	110
Non-current assets	908	1,031
Current liabilities	—	(17)

	990	1,124

3.	Derivatives not designated as hedges:

The Company has loans denominated in foreign currency, along with cross currency swap transactions designed to hedge its exposure to exchange rate fluctuations with respect to some of its transactions. Swap transactions terms have aligned with the respective periods of the Company’s foreign currency cash flows exposures. These transactions are not deemed to be accounting hedges.

4.	Cash flow hedges:

As of December 31, 2010, the Company held an interest swap contract (IRS) designated as cash flow hedge of a loan received. According to its terms the IRS expired during 2011.

f)	Sensitivity analysis of market risks

	Sensitivity analysis to changes in interest rates
	U.S.$ interest	C$ interest	€ interest	NIS interest
Impact on pre-tax loss for the year of a 1% increase in interest rate *?)	NIS in millions
2011	(7)	(12)	(18)	(2)
2010	(6)	(10)	(12)	(2)

*)	Decrease in interest rates would affect profit or loss by the same amounts, but in an opposite direction.

GAZIT-GLOBE LTD.

Additional information

c.	Disclosure regarding financial liabilities attributed to the Company (cont.)

	Sensitivity analysis of changes in Consumer Price Index (excluding derivatives)
	+ 2%	+ 1%	- 1%	- 2%
Impact on pre-tax income (loss)	NIS in millions
2011	(127)	(64)	64	127
2010	(119)	(59)	59	119

	Sensitivity analysis of derivatives - changes in Consumer Price Index
	+2%	+1%	-1%	-2%
Impact on pre-tax income (loss)	NIS in millions
2011	60	30	(30)	(60)
2010	55	28	(28)	(55)

	Sensitivity analysis of derivatives - changes in exchange rates
	+ 10%	+ 5%	- 5%	- 10%
Impact on pre-tax income (loss)	NIS in millions
2011
Change in exchange rate of €	(140)	(70)	70	140
Change in exchange rate of U.S.$	(91)	(45)	45	90
Change in exchange rate of C$	(139)	(69)	69	138
2010
Change in exchange rate of €	(134)	(67)	67	134
Change in exchange rate of U.S.$	(84)	(42)	42	84
Change in exchange rate of C$	(132)	(66)	66	132

	Sensitivity analysis of derivatives - changes in interest rates
	+ 10%	+ 5%	- 5%	- 10%
Impact on pre-tax income (loss)	NIS in millions
2011
Change in interest on €	10	5	(5)	(10)
Change in interest on U.S.$	2	1	(1)	(2)
Change in interest on C$	6	3	(3)	(6)
Change in interest on NIS—nominal	(10)	(5)	5	10
Change in interest on NIS—real	(28)	(14)	14	29
2010
Change in interest on €	14	7	(7)	(15)
Change in interest on U.S.$	4	2	(2)	(4)
Change in interest on C$	10	5	(5)	(10)
Change in interest on NIS—nominal	(15)	(8)	8	16
Change in interest on NIS—real	(33)	(16)	17	33

_ 20 _

GAZIT-GLOBE LTD.

Additional information

c.	Disclosure regarding financial liabilities attributed to the Company (cont.)

Key assumptions for sensitivity analysis of financial instruments

See Note 37 to consolidated financial statements.

d.	Disclosure regarding balances of deferred tax assets / liabilities attributed to the Company, and disclosure regarding tax revenues / expenses attributed to the Company

Taxes on income attributed to the Company

1.	Tax laws applicable to the Company

Income Tax (Inflationary Adjustments) Law, 1985

In February 2008, the Israeli parliament passed an amendment to the law, which limits the scope of the law starting 2008 and thereafter. Since 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, among others, the cancellation of inflationary adjustments including those in respect of the additional deduction for depreciation of fixed assets, beginning of 2008.

Capital gains/losses

The capital gain tax rate applying for Israeli resident companies is the corporate tax rate, see 2 below.

Taxation of dividend income

Pursuant to paragraph 126(b) to the Income Tax Ordinance (the “Ordinance”), income from distribution of profits or from dividends originating from income accrued or derived in Israel which was received, directly or indirectly, from another body of persons liable to corporate tax in Israel shall not be included in the computation of the Company’s taxable income.

Dividends that the Company receives from a foreign entity will be taxed in Israel at the rate of 25% and credit is given for the tax withheld on the dividends overseas. Excess tax withheld in a foreign country on the dividends (direct credit) may be carried forward to future years over a period of not more than five years.

Nonetheless, at the Company’s request and subject to certain conditions, the Company may elect an alternative under which corporate tax will be imposed (24% in 2011) on the gross income from which the dividend was distributed (the dividend distributed plus the tax withheld and the corporate tax paid on the income in the foreign countries) and a credit will be given for the foreign tax paid on the income from which the dividend was distributed in the foreign company (indirect credit) and the tax withheld in the foreign country. It should be noted that indirect credit is given down to two levels only and is subject to certain conditions. Excess of foreign corporate tax paid on income in the foreign country (indirect credit) cannot be carried forward.

_ 21 _

GAZIT-GLOBE LTD.

Additional information

d.	Disclosure regarding balances of deferred tax assets / liabilities attributed to the Company, and disclosure regarding tax revenues / expenses attributed to the Company (cont.)

2.	Tax rates applicable to the Group companies in Israel

The rate of the Israeli corporate tax in 2009, 2010 and 2011 was 26%, 25% and 24%, respectively. A body of persons is liable to tax on a real capital gain at the corporate tax rate applicable in the year of the sale. As a temporary provision for 2006-2009, it was prescribed that, on the sale of an asset that is not a security listed on the stock exchange (except goodwill that was not paid for), which was acquired prior to January 1, 2003 and was sold by December 31, 2009 – the part of the real capital gain that is linearly attributable to the period up to December 31, 2002 would be liable to corporate tax at the rate prescribed in the Ordinance for the year of the sale, while the part of the real capital gain that is linearly attributable to the period starting from January 1, 2003 through to the date of the sale would be taxed at the rate of 25%.

On December 5, 2011, the Knesset passed the Change of the Tax Burden Law (Legislation Amendments), 2011 (the “Law”). One of the components of the Law is the cancellation, with effect from 2012, of the outline for reducing the corporate tax rates. Another component of the Law is the raising of the corporate tax rate to 25% with effect from 2012. In light of the aforesaid increase in the corporate tax rate to 25%, the rate of tax on a real capital gain and the rate of tax on a real betterment have been raised correspondingly.

3.	Tax assessments attributed to the Company

a)	Final tax assessments

  The Company has received assessments deemed final through 2003.

b)	Disputed tax assessments

  For information regarding disputed tax assessments, see Note 25k to the consolidated financial statements.

c)	Diputed VAT assessmants

  For information regarding disputed VAT assessments, see Note 25l to the consolidated financial statements.

_ 22 _

GAZIT-GLOBE LTD.

Additional information

d.	Disclosure regarding balances of deferred tax assets / liabilities attributed to the Company, and disclosure regarding tax revenues / expenses attributed to the Company (cont.)

4.	Carry-forward losses for tax purposes and other temporary differences attributed to the Company

The Company has carryforward operating loss for tax purposes. With respect to the tax benefit associated with said losses, the Company has recorded deferred tax assets receivable in the amount of NIS 129 million (2010—NIS 99 million), which have been set off against the deferred tax liability on Company accounts. As elaborated above, the Company is holding discussions with the Tax Authorities regarding the assessments and, it may be that these losses will be reduced

5.	Deferred taxes attributed to the Company

Composition

	December 31
	2011	2010
	NIS in millions
Composition of deferred taxes
Revaluation of financial derivatives to fair value	(264)	(228)
Carry forward losses	129	99

	(135)	(129)

The deferred taxes are presented in the balance sheet as follows:

	December 31
	2011	2010
	NIS in millions
Non-current liabilities	135	129

The deferred taxes are computed at tax rate of 25% according to the tax rate expected to be in effect at the time of reversal.

6.	Taxes on income attributed to the Company included on income statements

	For the year ended December 31
	2011	2010	2009
	NIS in millions
Current taxes	4	4	6
Deferred taxes	6	84	42

	10	88	48

_ 23 _

GAZIT-GLOBE LTD.

Additional information

e.	Loans, balances and material engagements with investees

1.	Balances with investees

a)	Composition

	December 31
	2011	2010
	NIS in millions
Current assets
Other accounts receivable—interest and other income receivable	4	9
Short-term loans and current maturities of long-term loans	158	164
Non-current assets
Investments in investees	9,614	7,647
Long-term loans and debt (see 4 below)	7,226	6,962
Convertible debentures (see 4 below)	226	213
Non-current liabilities
Cross currency swap transactions (see section c. above)	(29)	(45)
Company debentures owned by a subsidiary	(171)	(168)

b)	The Company provided unlimited guarantees to secure credit obtained by wholly-owned subsidiaries of the Company, whose total facility principal (including debentures) as of the reporting date amounts to NIS 1,111 million. For more information, see Notes 26b(3) and 9(o) to the consolidated financial statements.

As of the reporting date, total debt of the wholly-owned subsidiaries of the Company guaranteed by the Company (including debentures) amounts to NIS 708 million.

2.	Transactions with investees

	For the year ended December 31
	2011	2010	2009
	NIS in millions
Management fees income (a) (b) (c)	8	8	3
Financial income	330	306	482
Gain (loss) from sale of securities of investees	(5)	(17)	2
Rent expenses (d)	1	1	1

_ 24 _

GAZIT-GLOBE LTD.

Additional information

e.	Loans, balances and material commitments with investees (cont.)

3.	Engagements

a)	In 1998, the Company entered into an agreement with investee, whereby the investee would participate in certain expenses incurred by the Company, arising from granting management services to the investee. The contribution amount for 2011 and 2010 was NIS 137 thousand and NIS 70 thousand, respectively.

b)	The Company has entered into agreements with foreign investees, whereby the Company would provide them with management services in exchange for a fixed fee.

The management fee charged by the Company to these investees in 2011 and 2010 amounted to NIS 1 million and NIS 1 million, respectively.

c)	Until November 15, 2011, the consideration to which Mr. Katzman is entitled for consultation services provided to ATR, which is fully transferred to the Company, amounted to NIS 2.3 million and NIS 2 million in 2010 (see Note 38c3c to the consolidated financial statements).

d)	Rent paid to investee for the leasing of Company offices.

4.	Loans and debentures

	Linkage basis	Interest rate	December 31
			2011	2010
		%	NIS in millions
Wholly-owned subsidiaries in USA	U.S.$	4	2,368	2,157
Loan to partnership registered in USA	U.S.$	7.5-11.6	286	283
Wholly-owned subsidiaries in Canada	C$	L + 1.5	350	536
Wholly-owned subsidiaries in the Netherlands	€	E + 1.5-4.3	494	290
Wholly-owned subsidiaries in the Jersey island	€	L + 1.5-4.5	1,776	1,604
Gazit Globe Israel (Development) Ltd.	NIS	Prime + 0.15-0.20	—	100
	CPI Linked NIS	4-7.17	1,735	1,705
		€6.4	76	163
Wholly-owned subsidiary in Israel	€ *)	E + 2	237	228
Wholly-owned subsidiary in Israel	CPI Linked NIS	—	60	55
CTY convertible debentures		€4.5	226	213
Other balances	—	—	2	5

			7,610	7,339

*)	Or linked to CPI, whichever is higher.

_ 25 _

GAZIT-GLOBE LTD.

Additional information

e.	Loans, balances and material commitments with investees (cont.)

Loan and debentures (Cont.)

Maturities

NIS in millions
Year 1	158
Year 2	357
Year 3	418
Year 4	409
Year 5	315
Year 6 and thereafter	617
Renewable annually *)	5,336

7,610

*)	Loans to investees renew for an additional 1-year term, unless either party announces that the loan would not be renewed, pursuant to provisions of the agreement.

5.	Dividends

Dividends declared and paid by investees:

	For the year ended December 31
	2011	2010	2009
	NIS in millions
Citycon OYJ	80	74	82
Gazit Globe Israel (Development) Ltd.	—	15	—

	80	89	82

f.	Equity attributed to the Company’s shareholders

1.	On December 14, 2011 the Company published a final prospectus with the SEC that was published in the U.S., for initial public offering in the U.S. of 10,350,000 ordinary shares in consideration for U.S.$ 93.2 million (NIS 350 million). After deducting the underwriting discounts and commissions and the offering expenses, the net proceeds from the offering amounted to U.S.$ 81.6 million (NIS 313 million). The number of shares offered included the underwriters’ option to purchase additional 1,350,000 shares at the offering price, which was exercised on December 16, 2011. The offering closed on December 19, 2011.

As part of the offering, Norstar Holdings Inc., the controlling shareholders of the Company (hereinafter—“Norstar”), through a wholly owned subsidiary (hereinafter together—“Norstar Group”), purchased 2.5 million ordinary shares of the Company in the offering price, for a total consideration of U.S.$ 22.5 million (NIS 86 million).

2.	On November 4, 2010, the Company completed a public offering of approximately 15.5 million Ordinary shares for a gross consideration of NIS 650 million (NIS 637 million net of issuance expenses). Norstar Group acquired as part of the public offering 2 million shares in consideration for approximately NIS 83 million.

3.	For share-based compensation, see Note 28 to the consolidated financial statements.

_ 26 _

GAZIT-GLOBE LTD.

Additional information

g.	Lawsuits

For lawsuits filed against the Company and other parties and the compromise agreement that had been signed, see Note 26d to the consolidated financial statements.

h.	As for changes during the year in connection with compensation and insurance of directors, see Note 38d to the consolidated financial statements.

i.	As for management agreement and non-competition clause with Norstar Group, see Note 38e to the consolidated financial statements.

j.	Events subsequent to the reporting date

1.	As for the issuance of debentures (series D and K) subsequent to the reporting date, see Note 40c to the consolidated financial statements.

2.	On March 27, 2012 the Company declared a dividend in the amount of NIS 0.40 per share (a total amount of approximately NIS 66 million) to be paid on April 23, 2012 to the Company’s shareholders on April 9, 2012.

_ 27 _

Chapter F—Annual Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Aharon Soffer, President;

2.	Gadi Cunia, Senior Executive Vice-President and Chief Financial Officer;

3.	Eran Ballan, Senior Executive Vice-President and General Counsel;

4.	Varda Zuntz, Company Secretary and Head of Corporate Responsibility;

5.	Rami Vaisenberger, Vice President and Controller.

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the President and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the President and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

Management, under the supervision of the Board of Directors, performed an examination and evaluation of the internal control over the Corporation’s financial reporting and disclosure and its effectiveness; the effectiveness evaluation of the internal control over the financial reporting and the disclosure, which management itself performed, under the supervision of the Board of Directors, included: assessing the reporting and disclosure risks, mapping the processes and determining the highly material processes for financial reporting and disclosure, mapping the relevant business units for the purpose of evaluating the effectiveness of internal control, mapping and documenting the Corporation’s existing controls, evaluating the effectiveness of control planning, analyzing the existing control gaps, evaluating the effectiveness of the operation of the controls, evaluating the overall effectiveness of internal control, including entity level controls (ELC), the process of preparing the financial statements and their closing, and IT general controls (ITGC). The processes identified by management as highly material processes with respect to financial reporting and disclosure are: the ELC; the financial statements closing process; the ITGC; the investment property process (including rental income, property operating expenses and the appraisal of investment property) and the treasuryship process.

Based on the effectiveness evaluation performed by management under the supervision of the Board of Directors as described above, the Corporation’s Board of Directors and management reached the conclusion that internal control over the Corporation’s financial reporting and disclosure, as of December 31, 2011, is effective.

Officers’ Declarations

A)	Declaration of the President in accordance with Regulation 9B(d)(l):

Officers’ Declaration

Declaration of the President

I, Aharon Soffer, declare that:

(1)	I have examined the periodic report of Gazit-Globe Ltd. (the “Corporation”) for 2011 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit and Balance Sheet Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and

(B)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	Have evaluated the effectiveness of internal control over financial reporting and disclosure, and I have presented in this report the conclusions of the Board of Directors and management regarding the effectiveness of internal control as stated as of the date of the Statements.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

March 27, 2012
Aharon Soffer, President

B)	Declaration of the most senior officer in the finance area in accordance with Regulation 9B(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Gadi Cunia, declare that:

(1)	I have examined the financial statements and other financial information included in the statements of Gazit-Globe Ltd. (the “Corporation”) for 2011 (the “Statements”);

(2)	As far as I am aware, the financial statements and the other financial information included in the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as at the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit and Balance Sheet Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the financial statements and the other financial information included in the Statements, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under our supervision, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	Have evaluated the effectiveness of internal control over financial reporting and disclosure, to the extent it relates to the financial statements and to the other financial information included in the Statements as of the date of the Statements; my conclusions regarding my evaluation as stated were presented to the Board of Directors and management and are included in this report.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

March 27, 2012
Gadi Cunia, Senior Executive Vice President and Chief Financial Officer